IsoTis SA                                                    GenSci Regeneration
                                                                   Sciences Inc.

GENSCI REGENERATION SCIENCES INC.

INFORMATION CIRCULAR DATED SEPTEMBER 1, 2003, APPLICATION,
NOTICE OF MOTION, AND NOTICE OF EXTRAORDINARY GENERAL
MEETING OF GENSCI REGENERATION SCIENCES INC.

Plan of Arrangement Pursuant to the Company Act (British Columbia) involving GenSci Regeneration Sciences Inc., its shareholders and IsoTis SA

The GenSci Regeneration Board Unanimously Recommends that GenSci Regeneration Shareholders


VOTE FOR

The GenSci Regeneration Special Resolution Approving the Arrangement

The GenSci Regeneration Special Resolution Approving the Section 126 Resolution

The GenSci Regeneration Ordinary Resolution Approving the Share Issuance Resolution

The GenSci Regeneration Special Resolution Approving the Name Change

GenSci Regeneration Extraordinary General Meeting Date: September 30, 2003

ISOTIS SA
INFORMATION CIRCULAR DATED SEPTEMBER 1 2003, AND NOTICE OF EXTRAORDINARY GENERAL MEETING ISOTIS

The IsoTis Board Unanimously Recommends that IsoTis Shareholders


VOTE FOR

The resolutions of the IsoTis General Meeting of Shareholders approving, among other things, the issuance of IsoTis Exchange Shares in connection with the Transaction

IsoTis Extraordinary General Meeting Date: October 1, 2003

IMPORTANT INFORMATION

THE DISTRIBUTION OF THIS INFORMATION CIRCULAR AND ANY SEPARATE DOCUMENTATION REGARDING THE MATTERS DISCUSSED AND DESCRIBED IN THIS INFORMATION CIRCULAR MAY IN CERTAIN JURISDICTIONS BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS INFORMATION CIRCULAR AND ANY SUCH SEPARATE DOCUMENTATION MAY COME ARE REQUIRED TO INFORM THEMSELVES OF AND OBSERVE ALL SUCH RESTRICTIONS. ANY FAILURE TO COMPLY WITH THESE RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE SECURITIES LAWS OF ANY SUCH JURISDICTION. ISOTIS AND GENSCI REGENERATION DO NOT ACCEPT OR ASSUME ANY RESPONSIBILITY OR LIABILITY FOR ANY VIOLATION BY ANY PERSON WHOMSOEVER OF ANY SUCH RESTRICTION.

GENSCI REGENERATION SHAREHOLDERS AND ISOTIS SHAREHOLDERS ARE ADVISED TO STUDY THIS INFORMATION CIRCULAR CAREFULLY AND IF NECESSARY TO SEEK INDEPENDENT ADVICE SO THAT A BALANCED JUDGMENT CAN BE MADE OF THE TRANSACTION AND AN INVESTMENT IN THE ISOTIS SHARES AND IN THE RESIDUALCO CLASS A SHARES AFTER THE ARRANGEMENT AND ALL THAT IS DISCUSSED AND DESCRIBED IN THIS INFORMATION CIRCULAR.

THIS INFORMATION CIRCULAR IS BEING PUBLISHED FOR BOTH THE GENSCI REGENERATION SHAREHOLDERS AND THE ISOTIS SHAREHOLDERS, AND WHILE THEY SHOULD BOTH READ THIS INFORMATION CIRCULAR CAREFULLY IN ITS ENTIRETY IN ORDER TO MAKE A BALANCED JUDGMENT ON THE TRANSACTION AND AN INVESTMENT IN THE ISOTIS SHARES AND RESIDUALCO CLASS A SHARES AND ALL THAT IS DISCUSSED AND DESCRIBED IN THIS INFORMATION CIRCULAR, SPECIFIC ATTENTION IS DRAWN TO THE FOLLOWING PARTS OF THIS INFORMATION CIRCULAR FOR THE GENSCI REGENERATION SHAREHOLDERS:

PART D           -THE ARRANGEMENT

PART E           -GENSCI REGENERATION SHAREHOLDER INFORMATION

PART E           -GENSCI REGENERATION SHAREHOLDER INFORMATION - RESIDUALCO AFTER
                  THE ARRANGEMENT

APPENDIX A-1     -ARRANGEMENT RESOLUTION

APPENDIX A-2     -NAME CHANGE RESOLUTION

APPENDIX A-3     -SECTION 126 RESOLUTION

APPENDIX A-4     -SHARE ISSUANCE RESOLUTION

APPENDIX B       -PLAN OF ARRANGEMENT

APPENDIX C       -INTERIM ORDER IN THE SUPREME COURT OF BRITISH COLUMBIA

APPENDIX D       -SECTION 207 OF THE COMPANY ACT (BRITISH COLUMBIA)

APPENDIX E       -DLOUHY FAIRNESS OPINION

The information included in the parts 'GenSci Regeneration Shareholder Letter', 'Notices for the GenSci Regeneration Shareholders', 'Part A - Risk Factors', 'Part B - Summary - Information for the GenSci Regeneration Shareholders', 'Part C - Description of the Companies - Information regarding the GenSci Group', 'Part D - The Arrangement', 'Part E - GenSci Regeneration Shareholder Information', 'Appendix A-1 - Arrangement Resolution', 'Appendix A-2 - Name Change Resolution', 'Appendix A-3 - Section 126 Resolution', 'Appendix A-4 - Share Issuance Resolution', 'Appendix B - Plan of Arrangement', 'Appendix C - Interim Order in the Supreme Court of British Columbia', 'Appendix D - Section 207 of the Company Act (British Columbia)', insofar as it relates to GenSci Regeneration, GenSci OrthoBiologics or Residualco only, 'Part F - Financial Statements' insofar as it relates to GenSci Regeneration, GenSci OrthoBiologics or Residualco only, of this Information Circular has been provided by GenSci Regeneration. The information included in the parts 'IsoTis Shareholder Letter', 'Summary of the Notice for the IsoTis Shareholders', Part A - Risk Factors', 'Part B - Summary - Information for the IsoTis Shareholders', 'Part C - Description of the companies - Information regarding IsoTis' insofar as it relates to IsoTis only, 'Part F - Financial Statements' insofar as it relates to IsoTis only, of this Information Circular has been provided by IsoTis. The information included in 'Part D - The Arrangement - Summary of the Dlouhy Fairness Opinion' and in 'Appendix E - Dlouhy Fairness Opinion' has been provided by Dlouhy Merchant Group Inc. Auditors' reports have been provided by Ernst & Young Ltd., Switzerland, and Ernst & Young LLP, Canada. The information included in the other parts has been provided by GenSci Regeneration and IsoTis together.

GenSci Regeneration and IsoTis are exclusively responsible for the accuracy and completeness of the information contained in this Information Circular, each solely with respect to the information provided by GenSci Regeneration and IsoTis respectively and jointly for the information provided together. Each of GenSci Regeneration and IsoTis confirms that, on the date of this Information Circular, the information provided by them as above, and as contained in this Information Circular is, to the best of their knowledge, true and accurate and there are no other facts the omission of which would make any statement in this Information Circular misleading in any material respect.

Under no circumstances may the issue and distribution of this Information Circular be interpreted as implying that the information contained herein is true and accurate at a later date than the date of this Information Circular.

GenSci Regeneration Shareholders and IsoTis Shareholders are referred to 'Part A - Risk factors', which identifies certain important risk factors.

GenSci Regeneration and IsoTis undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This statement is made notwithstanding any such obligations under the SWX Listing Rules and the Euronext Listing Rules.

Certain financial and statistical information in this Information Circular has been subject to rounding adjustments and to currency conversion adjustments. Accordingly, the sum of certain data may not conform to the expressed total.

This Information Circular does not in any way constitute an offer to sell or an invitation to make an offer to buy any security in GenSci Regeneration and/or IsoTis or any other security.

With the exception of GenSci Regeneration and its financial advisor, Stirling Mercantile Corporation, and IsoTis and its financial advisor, Asante Partners, respectively (and notwithstanding the Fairness Opinion of Dlouhy and auditors' reports of Ernst & Young Ltd., Switzerland and Ernst & Young LLP, Canada, included in this Information Circular), no person is authorised to provide any information or make any representations in connection with the Arrangement, an investment in the IsoTis Shares, an investment in GenSci Regeneration Shares or the Residualco Class A shares inconsistent with the Transaction and the information included in this Information Circular. If any such information or representation is provided, such information or representation should not be relied upon.

Copies of this Information Circular are available free of charge at:

o the websites of both companies: www.gensciinc.com and www.genscimerger.isotis.com

o    the website www.sedar.com under "GenSci Regeneration Sciences Inc."

o    the website of Euronext: www.euronext.com (Dutch residents only);

o the offices of GenSci Regeneration Sciences Inc. 2 Goodyear, Irvine, CA92618 USA Telephone: +1 (949) 595 8710 Fax: +1 (949) 595 8717, and

o the offices of IsoTis NV, Prof. Bronkhorstlaan 10 D, 3723 MB Bilthoven, The Netherlands, Telephone: +31 (30) 229 5229, Fax: +31 (30) 228 0255 and
     the head office of IsoTis, 18-20 Avenue de Sevelin, 1004 Lausanne, Switzerland, Telephone: +41 21 620 6000, Fax: +41 21 620 6060

This Information Circular has been drafted pursuant to the applicable provisions of the applicable Canadian provincial securities and corporate laws.

Around the Effective Date, a listing prospectus will be published by IsoTis in order to meet the applicable provisions of the SWX Listing Rules and the Euronext Listing Procedure Rules, incorporating parts of this Information Circular.


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Information Circular are "forward- looking statements", including those that refer to management's plans and expectations for future operations, prospects and financial condition and those that refer to the consummation of the Transaction between IsoTis and GenSci Regeneration and the benefits of the Transaction. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.

Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of GenSci Regeneration or IsoTis to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions.

One can identify these forward-looking statements by use of words such as "strategy," "expects," "plans," "anticipates," "believes," "will," "continues," "estimates," "intends," "projects," "goals," "targets," "could," "may," "objectives," "outlook," "seek," and other words or phrases of similar meaning. These statements are contained in the sections entitled 'Part B - Summary', 'Part D - The Arrangement', 'Part C - Description of the Companies' and in other sections of this Information Circular. The following Factors, among others, could affect the future operations of IsoTis, GenSci Regeneration or the Combination and could cause those results to differ materially from those expressed in the forward-looking statements included in this Information Circular. These Factors include:

o timely commencement and success of IsoTis' and GenSci Regeneration's clinical trials and research endeavors;

o    delays in receiving FDA or other regulatory approvals (for example EMEA);

o    market acceptance of the Combination's products;

o    development of competing therapies or technologies;

o    the terms of any future strategic alliances or licenses;

o    the need for additional capital;

o the inability to obtain, or meet conditions imposed for, the required governmental and regulatory approvals and consents;

o the inability to adequately protect or secure intellectual property, or to avoid infringement of third parties' proprietary rights;

o the failure of IsoTis or GenSci Regeneration Shareholders to approve the Transaction;

o the risk that IsoTis and GenSci Regeneration will not consummate the Transaction; and

o that implementing the Transaction may not provide all or any of the benefits projected as it will place significant demands on the Combination's management.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. GenSci Regeneration Shareholders and IsoTis Shareholders should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as at the date of the particular statement. IsoTis and GenSci Regeneration undertake no obligation to update publicly or revise any forward-looking statement as a result of new information, future events or other information. This statement is made notwithstanding any such obligations under the SWX Listing Rules and the Euronext Listing Rules. In light of these risks, IsoTis' and GenSci Regeneration's results could differ materially from the forward looking statements contained in this Information Circular.


FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The consolidated financial statements of GenSci Regeneration for the years ended December 31, 2002, 2001 and 2000, have been prepared by GenSci Regeneration Management and audited by Ernst & Young LLP Canada, Chartered Accountants. The consolidated financial statements of GenSci Regeneration for the six months ended June 30, 2003 and 2002 have been prepared by the GenSci Regeneration Management.

The consolidated financial statements of IsoTis for the years ended December 31, 2002, 2001 and 2000 have been prepared by the IsoTis Management and have been audited by Ernst & Young Ltd., Switzerland. The consolidated financial statements of IsoTis for the six months ended June 30, 2003 and 2002 have been prepared by the IsoTis Management.


EXCHANGE RATE DATA

In this Information Circular, references herein to "US$" or "USD" are to US dollars, "C$" are to Canadian dollars and references to "E" or "Euro" are to Euros. The following table sets forth certain exchange rates. The cross rates quote the base currency first according to market convention (i.e. base currency = 1.00). Rates are closing prices of the New York trading day (close price at 17:30 EST).



                                               SECOND         FIRST
                                              QUARTER       QUARTER
                                           ENDED JUNE   ENDED MARCH
                                                   30            31          YEARS ENDED DECEMBER 31
                                                 2003          2003          2002          2001          2000
                                           ----------   -----------          ----          ----          ----
RATE AT END OF THE PERIOD
E/CHF                                       1.5552        1.4750          1.4514        1.4777        1.5180
E/C$                                        1.5504        1.6012          1.6491        1.4172        1.4129
US$/E                                       1.1511        1.0915          1.0492        0.8895        0.9427
US$/CHF                                     1.3509        1.3514          1.3836        1.6603        1.6111
US$/C$                                      1.3467        1.4672          1.5718        1.5930        1.4991
C$/CHF                                      1.0032        0.9212          0.8792        1.0428        1.0746

AVERAGE RATE DURING THE PERIOD[1]
E/CHF                                       1.5173        1.4657          1.4666        1.5106        1.5573
E/C$                                        1.5872        1.6199          1.4847        1.3877        1.3710
US$/E                                       1.1358        1.0730          0.9431        0.8954        0.9213
US$/CHF                                     1.3355        1.3661          1.5553        1.6871        1.6889
US$/C$                                      1.3973        1.5102          1.5700        1.5486        1.4852
C$/CHF                                      0.9560        0.9048          0.9905        1.0901        1.1370


Source: Bloomberg
(1) Daily mathematical average of closing prices (17:30 EST).




                                                      [CHART]



GENSCI REGENERATION SHAREHOLDER LETTER


[GEN-SCI REGENERATION LOGO]


Dear GenSci Regeneration Shareholder,

On June 3, 2003, we announced our intention to sell GenSci OrthoBiologics, Inc. to IsoTis S.A. It is with pleasure and confidence that we now present details of the transaction, which builds upon the firm foundation of the IsoTis and Modex merger in 2002.

In this Information Circular, we will delineate benefits of this strategy, of the Combination going forward and details of the Transaction.

Through this letter we would like to share with you, shareholders of GenSci Regeneration, why we support this transaction, which includes the following reasons:

o Having the working capital to execute a business plan is key, certainly in today's turbulent financial markets. IsoTis and GenSci OrthoBiologics as a Combination would have had a cash position of US$ 73 million at June 30, 2003. Not only does this further reduce future financial risk for GenSci Regeneration and its shareholders, it also provides financial 'muscle' in the consolidation of our emerging industry, which we anticipate to accelerate.

o The principal strength of GenSci Regeneration is our world-class product development in orthobiologics for orthopaedic applications. The successful transition of sales to our second-generation products in 2002 signaled the start of a new phase for GenSci. Product development will be accelerated allowing the company to bring innovative technologies to market sooner than in the absence of working capital.

o Apart from the financial resources and management capabilities, IsoTis S.A. brings synthetic bone graft substitutes into the Combination. These programs complement those of GenSci and together offer significant market opportunities. The resulting combined product portfolio and pipeline offers better opportunities to selectively accelerate programs towards earlier revenue generation than either of the companies by itself.

We are pleased to announce that, among others, the founders, management, and employees of GenSci Regeneration have committed to replace their options and intend to exchange their shares, thereby expressing their full and enthusiastic support for the Transaction.

We strongly and unanimously recommend all shareholders join us in creating an emerging powerhouse in the orthobiologics industry and thus to vote in favor of the Plan of Arrangement.

Yours sincerely,

GenSci Regeneration Sciences Inc.

(SIGNED)                                                    (SIGNED)
DOUGLASS C. WATSON MD                                       JAMES S. TROTMAN MD
PRESIDENT & CEO                                             Chairman

ISOTIS SHAREHOLDER LETTER


[ISOTIS LOGO]


Dear IsoTis Shareholder,

When presenting the rationale for the Modex-IsoTis merger in September 2002, we outlined the four successive milestones that the new IsoTis would have to meet to establish the basis for sustainable growth and early profitability: prioritize the R&D programs, reduce the burn rate, ascertain the success of in-house products, and accelerate growth by acquiring new products.

These four milestones have been guiding the IsoTis business strategy. By June 2003, IsoTis had taken the measures to achieve the first three milestones. With the announcement on June 3, 2003 of our intention to acquire GenSci OrthoBiologics, Inc. (GenSci), a California-based company, the last and most important milestone, accelerating growth, is within reach. The conclusion of this fourth milestone is now in your, the shareholder's, hands.

We have been evaluating many businesses during the past months, and GenSci OrthoBiologics came out as by far the best opportunity for IsoTis, effortlessly meeting all our criteria. The transaction price compares well with the industry multiples, and gives IsoTis' shareholders substantial upside as attested by the significant appreciation of our share price since the announcement of the transaction.

The IsoTis-Gensci OrthoBiologics combination, to be named IsoTis OrthoBiologics, instantly becomes a strong player in the US$ 300 million orthobiology market. The combination of complementary products, a US and a European commercial distribution network, technology synergies, and an excellent fit at the management level guarantee the acceleration of the company's revenues and growth. IsoTis OrthoBiologics would have had 2002 sales of US$ 23 million and has US$ 73 million cash per June 30, 2003 on a pro-forma basis. As a result of this merger and the opportunities for growth it brings, we expect IsoTis OrthoBiologics to reach profitability in 2005.

We are pleased to submit to you this Information Circular. This document further sets out the merger rationale, risk factors, the structure, and the strategy of IsoTis OrthoBiologics going forward.

IsoTis' Executive Committee and Board of Directors unconditionally and unanimously recommend this transaction to be approved by our shareholders during the extraordinary IsoTis General Meeting of Shareholders of October 1, 2003.

For the Executive Committee:                       For the Board of Directors:


/s/ Jacques R. Essinger                            /s/ Aart Brouwer
----------------------------                       -------------------------


Jacques R. Essinger, CEO                           Aart Brouwer, Chairman

NOTICES FOR THE GENSCI REGENERATION SHAREHOLDERS

NOTICE OF GENSCI REGENERATION EXTRAORDINARY GENERAL MEETING


GENSCI REGENERATION SCIENCES INC.

An extraordinary general meeting (the "GenSci Regeneration Meeting") of shareholders of GenSci Regeneration Sciences Inc. ("GenSci Regeneration") will be held in the Boardroom at McCullough O'Connor Irwin, 1100 - 888 Dunsmuir Street, Vancouver, British Columbia V6C 3K4, on Tuesday, September 30, 2003 at 10:00 a.m. (Vancouver time) for the purposes of:

1. considering, pursuant to an order of the Supreme Court of British Columbia to be dated on or about September 2, 2003 (the "Interim Order"), and, if deemed advisable, passing, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under section 252 of the Company Act (British Columbia) (the "Company Act"), the full text of which Arrangement Resolution is set out as Appendix A-1 to the Information Circular (the "Information Circular") accompanying this notice of extraordinary general meeting (the "Notice");

2. considering and, if deemed advisable, passing, with or without variation, a special resolution (the "Name Change Resolution") to change the name of GenSci Regeneration to SMC Ventures Inc. ("Residualco") and amend GenSci Regeneration's memorandum accordingly, the full text of which Name Change Resolution is set out as Appendix A-2 to the Information Circular;

3. considering and, if deemed advisable, passing, with or without variation, a special resolution (the "Section 126 Resolution") made in accordance with section 126 of the Company Act, the full text of which Section 126 Resolution is set out as Appendix A-3 to the Information Circular, authorizing the directors of GenSci Regeneration to sell, lease or otherwise dispose of the whole or substantially the whole of the undertaking of GenSci Regeneration (the "Section 126 Transaction");

4. considering and, if deemed advisable, passing, with or without variation, a resolution (the "Share Issuance Resolution"), the full text of which Share Issuance Resolution is set out as Appendix A-4 to the Information Circular, authorizing GenSci Regeneration to issue or make subject to issue, 11,250,000 common share purchase warrants (see 'Part B - Summary - Other GenSci Regeneration Business'); and

5. transacting such further and other business as may properly come before the GenSci Regeneration Meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the GenSci Regeneration Meeting and is deemed to form part of this Notice.

Holders of GenSci Regeneration Shares are entitled to vote at the GenSci Regeneration Meeting on the basis of one vote for each GenSci Regeneration Share held. Only holders of GenSci Regeneration Shares of record at the close of business on August 21, 2003 will be entitled to receive notice of and to vote at the GenSci Regeneration Meeting or any adjournment thereof.

The Interim Order provides that, in order for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without variation, (i) by the affirmative vote of not less than three-quarters of the votes cast in respect thereof by the holders of GenSci Regeneration Shares, and (ii) by the affirmative vote of not fewer than a majority of the votes cast by all holders of GenSci Regeneration Shares other than any shareholders not eligible to vote in connection with minority approval of the Arrangement provided for in Section 252(8) of the Company Act, as varied pursuant to any waiver or order.

Before the Arrangement can become effective, it must be approved by a further order of the Supreme Court of British Columbia. It is also subject to the conditions contained in the arrangement agreement (the "Arrangement Agreement") between GenSci Regeneration and IsoTis. A summary of the Arrangement Agreement is included in 'Part D - The Arrangement' of this Information Circular.

PURSUANT TO ARTICLE 3 OF THE PLAN OF ARRANGEMENT, REGISTERED HOLDERS OF GENSCI REGENERATION SHARES HAVE THE RIGHT TO DISSENT WITH RESPECT TO THE ARRANGEMENT AND, IF THE ARRANGEMENT BECOMES EFFECTIVE, TO BE PAID THE FAIR VALUE OF THEIR SHARES IN ACCORDANCE WITH THE PROVISIONS OF THE PLAN OF ARRANGEMENT AND
SECTION 207 OF THE COMPANY ACT, WHICH IS ATTACHED HERETO AS APPENDIX D. THIS DISSENT RIGHT IS DESCRIBED IN THE INFORMATION CIRCULAR AND IS CONTAINED IN
ARTICLE 3 OF THE PLAN OF ARRANGEMENT WHICH IS ATTACHED AS APPENDIX B TO THIS INFORMATION CIRCULAR.

PURSUANT TO SECTION 207 OF THE COMPANY ACT, WHICH IS ATTACHED HERETO AS APPENDIX D, A SHAREHOLDER ALSO HAS THE RIGHT TO DISSENT (THE "SECTION 126 DISSENT RIGHTS") WITH RESPECT TO THE SECTION 126 RESOLUTION AND, IF THE
SECTION 126 RESOLUTION IS APPROVED AND THE GENSCI OCF ASSET IS SOLD, TO BE PAID THE FAIR VALUE OF THEIR SHARES UPON STRICT COMPLIANCE WITH THE REQUIREMENTS OF SECTION 207 OF THE COMPANY ACT.

If you are a non-registered shareholder of GenSci Regeneration and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the GenSci Regeneration Meeting, either in person or by proxy.

DATED at Irvine, California on August 29, 2003.

By Order of the GenSci Regeneration Board of Directors

(signed) Douglass C. Watson
President and
Chief Executive Officer GenSci Regeneration

GENSCI REGENERATION SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE GENSCI REGENERATION MEETING IN PERSON ARE ASKED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE TO PACIFIC CORPORATE TRUST COMPANY, ATTENTION: PROXY DEPARTMENT. IN ORDER TO BE USED AT THE GENSCI REGENERATION MEETING, PROPERLY COMPLETED PROXIES MUST BE DEPOSITED WITH PACIFIC CORPORATE TRUST COMPANY AT THE 10TH FLOOR, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6C 3B8, BY HAND, BY MAIL OR BY FACSIMILE TO (604) 689-8144, SO AS TO BE RECEIVED NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO THE TIME OF THE GENSCI REGENERATION MEETING OR ADJOURNMENTS THEREOF.

NOTICE TO US GENSCI REGENERATION SHAREHOLDERS

The solicitation and transactions described herein are made in the US for shares of a Canadian issuer in accordance with Canadian corporate and securities laws and an order made by the Supreme Court of British Columbia. GenSci Regeneration Shareholders should be aware that requirements under such Canadian laws may differ from requirements under US corporate and securities laws, and that this Information Circular has not been filed with the US Securities and Exchange Commission or the securities regulatory authorities of any state within the US.

The financial statements included herein have in some cases been prepared in accordance with International Financial Reporting Standards (IFRS, formerly International Accounting Standards) or Canadian GAAP which differ from US GAAP in certain respects, and are subject to non-US auditing and auditor independence standards, and thus may not be comparable to financial statements prepared in accordance with US requirements.

Completion of the transactions described herein will have tax consequences under the laws of both the US and Canada. US tax consequences for GenSci Regeneration Shareholders who are US taxpayers (including by reason of being resident in, or citizens of, the US) are described under, 'Part E - GenSci Regeneration Shareholder Information - Material US Federal Income Tax Considerations'. See also 'Part E - GenSci Regeneration Shareholder Information - Canadian Federal Income Tax Considerations' for a summary of certain of the Canadian income tax consequences of the Arrangement for GenSci Regeneration Shareholders.

The enforcement by GenSci Regeneration Shareholders of civil liabilities under the US federal securities laws may be affected adversely by the fact that GenSci Regeneration and IsoTis are incorporated or organised under the laws of a country other than the US, that some or all of their officers and directors and the experts named herein may be residents of a country other than the US, and that a substantial portion of the assets of IsoTis and such persons are located outside the US.

THE ISOTIS SHARES AND RESIDUALCO CLASS A SHARES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE US IN WHICH GENSCI REGENERATION SHAREHOLDERS RESIDE. FOR A DISCUSSION OF US REGULATORY ISSUES RELATING TO US SHAREHOLDERS, SEE 'PART E - ISSUE AND RESALE OF ISOTIS SHARES AND RESIDUALCO CLASS A SHARES - UNITED STATES SECURITIES LAWS.'

THE ISOTIS SHARES AND RESIDUALCO CLASS A SHARES TO BE ISSUED PURSUANT TO THE ARRANGEMENT AGREEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE US SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE US, NOR HAS THE US SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE US PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICE TO ALL GENSCI REGENERATION SHAREHOLDERS NOT RESIDENT IN CANADA

GenSci Regeneration Shareholders not resident in Canada may receive fewer IsoTis Shares than GenSci Regeneration Shareholders resident in Canada, as GenSci Regeneration is required under the ITA to pay Canadian withholding tax and is authorized by the Plan of Arrangement to withhold enough IsoTis Shares to sell to raise the money to pay such tax (See 'Part E - GenSci Regeneration Shareholder Information - Canadian Federal Income Tax Considerations' and 'Part D - The Arrangement - Share Exchange Ratio' and 'Pro Rata Distribution of IsoTis Shares').

BC SUPREME COURT NOTICE OF MOTION
No. __________________

                                                            Vancouver Registry

                   IN THE SUPREME COURT OF BRITISH COLUMBIA

                     RE: GENSCI REGENERATION SCIENCES INC.
                                 AND ISOTIS SA

                        IN THE MATTER OF SECTION 252 OF
               THE COMPANY ACT, R.S.B.C. 1996, C. 62 AS AMENDED

                                      AND

                    IN THE MATTER OF A PROPOSED ARRANGEMENT
           AMONG GENSCI REGENERATION SCIENCES INC., ITS MEMBERS, AND
                                   ISOTIS SA

                       GENSCI REGENERATION SCIENCES INC.

                                                                    PETITIONER

                 PRAECIPE RE NOTICE OF HEARING OF FINAL ORDER

TAKE NOTICE that an application will be made by the Petitioner to the presiding Judge at the Courthouse at 800 Smithe Street, Vancouver, BC at " ", on October " ", 2003, for a final order approving an Arrangement (the "Arrangement") under Section 252 of the Company Act, R.S.B.C. 1996, c. 62 as amended, described in the Plan of Arrangement attached as Appendix B to the Information Circular accompanying the Notice of Extraordinary General Meeting of the Shareholders of GenSci Regeneration Sciences Inc., such Arrangement Agreement attached as Exhibit A to the Affidavit of Peter Ludlum sworn the 28th day of August, 2003. At the hearing, any GenSci Regeneration Shareholder, director or auditor of GenSci Regeneration or any other party served with this Notice of Motion, who has filed an appearance in accordance with the Interim Order or any other interested party with leave of the Court, desiring to support or oppose the application may appear for that purpose, either in person or by counsel. If you do not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice to you.

AND NOTICE IS FURTHER GIVEN that the Court has given directions as to the calling of the Extraordinary General Meeting of the Shareholders of GenSci Regeneration for the purpose of voting to approve the Arrangement.

AND NOTICE IS FURTHER GIVEN that the final order, approving the Arrangement after a hearing by the Court upon the fairness of the terms and conditions thereof, at which all persons to whom it is proposed to issue shares pursuant to the Arrangement shall have the right to appear, will, if made, constitute the basis for an exemption from the registration requirements of the US Securities Act of 1933, as amended, under Section 3(a)(10) thereof, with respect to certain shares to be distributed pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that an Order will be sought for the following:

1. For an Order that the terms and conditions of the Arrangement with Shareholders of GenSci Regeneration, as set out in the Plan of Arrangement, are procedurally and substantively fair to such persons and such terms and conditions are hereby approved;

2. For an Order that the Arrangement be approved and implemented in the manner set forth in the Plan of Arrangement and be binding on GenSci Regeneration and its shareholders.

3. Upon the acceptance for filing of a certified copy of this Order by the British Columbia Registrar of Companies pursuant to section 252(3) of the Company Act (British Columbia), the Arrangement be binding on the Petitioner and all of its members.

4. For the purposes of section 252(3) of the Company Act (British Columbia) this Order shall be deemed to have been made upon the satisfaction or waiver of the conditions required by the Arrangement Agreement between IsoTis SA and the Petitioner as amended and restated June 25, 2003, as amended.

A copy of the Petition and other documents in the proceedings will be furnished to any Shareholder of GenSci Regeneration or other interested party requesting the same.

This Application is brought pursuant to Section 252 of the Company Act, R.S.B.C. 1996, C. 62, as amended.

DATED at the City of Vancouver, in the Province of British Columbia, this 2nd day of September, 2003.

                                 Patrick Sullivan
                                 Solicitor for the Petitioner,
                                 GenSci Regeneration Sciences Inc.

The solicitor for the Petitioner anticipates this matter will not be a time consuming matter and estimates 15 minutes for hearing.

THIS NOTICE OF MOTION is issued by Patrick Sullivan of Taylor, Veinotte, Sullivan, Barristers and Solicitors, solicitor for the Petitioner, GenSci Regeneration Sciences Inc. The place of business and address for delivery of GenSci Regeneration Sciences Inc. is 301 Yaletown Centre, 1040 Hamilton Street, Vancouver, British Columbia, V6B 2R9.

SUMMARY OF THE NOTICE FOR THE ISOTIS SHAREHOLDERS


NOTICE OF EXTRAORDINARY GENERAL MEETING

An extraordinary IsoTis General Meeting of Shareholders will be held on October 1, 2003 at 09:00 am at the Olympic Museum in Lausanne.

The Agenda for this meeting shall include the following issues:

o ordinary increase of the share capital for the issuance of the IsoTis Exchange Shares;

o increase of the conditional capital for IsoTis Stock Option Plans, and in particular for the new stock option plan of IsoTis for North American employees and directors according to which options will be granted to GenSci Continuing Service Providers;

o amendment of the Articles of Association IsoTis to increase the mandatory bid threshold provided by SESTA to 40 per cent;

o nomination of James S. Trotman, Darrell Elliott and Daniel Kollin as members of the IsoTis Board effective on the Effective Date;

o release of Rob Zegelaar as member of the IsoTis Board who will resign on or before the Effective Date;

o nomination of a special auditor for some attestations related to the execution of increase of the share capital.

This extraordinary IsoTis General Meeting of Shareholders will be convened by publication of a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) and the Official Daily List (Officiele Prijscourant) of Euronext on or before September 10, 2003 and by letter sent the same day to all IsoTis Shareholders recorded in the IsoTis Share Register, according to the Articles of Association IsoTis.

After its publication, the notice may be available at the website of IsoTis www.genscimerger.isotis.com

TABLE OF CONTENTS

IMPORTANT INFORMATION                                                                   i

           Cautionary statement regarding forward-looking statements                  iii

           Financial information and accounting principles                             iv

           Exchange rate data                                                          iv

           GENSCI REGENERATION SHAREHOLDER LETTER                                      vi

           ISOTIS SHAREHOLDER LETTER                                                  vii

           NOTICES FOR THE GENSCI REGENERATION SHAREHOLDERS                          viii

           Notice of GenSci Regeneration extraordinary general meeting               viii

           Notice to US GenSci Regeneration Shareholders                                x

           Notice to all GenSci Regeneration Shareholders not resident in Canada        x

           BC Supreme Court Notice of Motion                                           xi

           SUMMARY OF THE NOTICE FOR THE ISOTIS SHAREHOLDERS                         xiii

           Notice of Extraordinary General Meeting                                   xiii

           TABLE OF CONTENTS                                                          xiv

           GLOSSARY OF DEFINED TERMS                                                  xxi

PART A     RISK FACTORS                                                                 1

           RISKS RELATING TO THE ACTIVITIES OF THE COMBINATION                          1

           RISKS OF THE TRANSACTION                                                     9

PART B     SUMMARY                                                                     12

           INFORMATION FOR BOTH THE GENSCI REGENERATION AND THE ISOTIS
           SHAREHOLDERS                                                                12

           The Transaction                                                             12

           Reasons for the Transaction                                                 13

           Commitments to Support the Arrangement                                      14

           Conditions Precedent to the Transaction                                     14

           Termination                                                                 14

           Conditions to Closing                                                       15

           Court Approval                                                              16

           Emergence from Chapter 11                                                   16

           Effective Date of the Transaction                                           16

           IsoTis and Residualco After the Arrangement                                 16

           Stock Exchange Listings After the Effective Date                            17

           INFORMATION FOR THE GENSCI REGENERATION SHAREHOLDERS                        17

           Engagement of Dlouhy                                                        17

           The GenSci Independent Committee                                            17

           Other GenSci Regeneration Business                                          18

           Recommendation of the GenSci Regeneration Board                             19

           Shareholder Approvals                                                       19

           Rights of Dissent - Arrangement Resolution                                  19

           Section 126 Dissent Rights                                                  19

           Time, Date and Place of the GenSci Regeneration Meeting                     20

           INFORMATION FOR THE ISOTIS SHAREHOLDERS                                     21

           Recommendation of the IsoTis Management and IsoTis Board                    21

           Time, Date and Place of the IsoTis Meeting                                  21

           SELECTED PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL INFORMATION          21

           Unaudited Pro Forma Consolidated Combined Balance Sheets of IsoTis SA       22

           Unaudited Pro Forma Consolidated Combined Statements of Loss of

           IsoTis SA                                                                   23

           Unaudited Pro Forma Consolidated Balance Sheets of Residualco               24

           Unaudited Pro Forma Consolidated Statements of Loss of Residualco           25

                                      xiv




           OTHER INFORMATION                                                           26

           Envisaged Timetable                                                         26

           Recent Developments                                                         27

           Stock Exchange Prices                                                       27

           Canadian Federal Income Tax Considerations                                  28

           Qualification for Investment for Canadians                                  28

           US Tax Considerations                                                       28

           Swiss Federal Withholding Tax Considerations                                29

PART C     DESCRIPTION OF THE COMPANIES                                                30

           INFORMATION REGARDING THE COMBINATION                                       30

           GENERAL AND BUSINESS OVERVIEW                                               30

           Overview                                                                    30

           Intercorporate relationships                                                31

           Integration                                                                 31

           Anticipated changes to the IsoTis Board and IsoTis Management               32

           Business Strategy                                                           32

           Future dividend policy                                                      34

           Outlook                                                                     34

           RECENT DEVELOPMENTS                                                         34

           INFORMATION REGARDING ISOTIS                                                36

           GENERAL AND BUSINESS OVERVIEW                                               36

           Overview                                                                    36

           History                                                                     37

           Group structure                                                             38

           Business strategy                                                           38

           Technologies                                                                39

           IsoTis' product portfolio and pipeline                                      39

           Commercial and Collaborative agreements                                     41

           Intellectual property                                                       42

           Manufacturing                                                               43

           Investment policy                                                           44

           Environmental matters                                                       44

           Competitive conditions                                                      44

           Market trends and the Field of OrthoBiologics                               45

           MANAGEMENT DISCUSSION AND ANALYSIS                                          47

           Selected financial data                                                     47

           Management discussion and analysis of financial condition and results
           from operations                                                             50

           MANAGEMENT AND EMPLOYEES                                                    57

           Management and board members                                                57

           IsoTis Management                                                           57

           IsoTis Board                                                                58

           Sub committees                                                              59

           Executive and board compensation                                            59

           Summary compensation table                                                  60

           Compensation of directors                                                   61

           IsoTis Stock Options                                                        61

           Long-term incentive plans - awards in most recently completed
           financial year                                                              61

           IsoTis 2003 Incentive Plan                                                  62

           Stock appreciation rights                                                   62

           Option grants in the last financial period                                  62

           Shareholdings of IsoTis Management and IsoTis Board in IsoTis Shares        63

           Transactions of IsoTis Board and IsoTis Management with IsoTis              64

                                      xv




           Loans to IsoTis Management and IsoTis Board                                 64

           Option rights of IsoTis Management and IsoTis Board                         64

           Termination of employment, change in responsibilities and employment
           contracts                                                                   64

           Employees                                                                   65

           Stock option plans                                                          65

           OTHER INFORMATION                                                           67

           Legal proceedings                                                           67

           Corporate cease trade orders or bankruptcies                                67

           Penalties or sanctions                                                      67

           Individual bankruptcies                                                     68

           Interruptions in business                                                   68

           Conflicts of interest                                                       68

           Transaction with Affliated Parties                                          68

           Material contracts                                                          69

           Real estate                                                                 70

           Corporate Secretary                                                         70

           DESCRIPTION OF SHARE CAPITAL, CORPORATE STRUCTURE AND ARTICLES OF
           ASSOCIATION                                                                 71

           IsoTis (incorporation, registered office)                                   71

           Information for Canadian shareholders                                       71

           Capital structure                                                           72

           Anticipated changes to the Articles of Association IsoTis                   72

           Appointment, suspension and dismissal IsoTis Management and Board           72

           Voting rights                                                               73

           Outstanding borrowings or contingent liabilities                            73

           Pre-emptive rights                                                          73

           Number of outstanding shares                                                73

           Authorised capital                                                          73

           Conditional capital                                                         74

           Consolidated capitalisation                                                 75

           Clauses differing from the legal provisions                                 75

           Capital changes                                                             76

           Prior Sales                                                                 79

           IsoTis General Meeting of Shareholders                                      80

           Price range and trading volumes                                             81

           Own equity securities                                                       81

           Main shareholders of IsoTis                                                 81

           Public tender offers                                                        82

           INFORMATION ON THE ISSUE                                                    84

           Legal basis                                                                 84

           Nature of the issue                                                         84

           Number, type and par value of the equity securities                         84

           Rights                                                                      84

           Entitlement to dividends                                                    84

           Restriction to transferability, tradability                                 85

           Listing of IsoTis Exchange Shares                                           85

           Ordinary or preferential subscription rights                                85

           Auditor                                                                     85

           Transfer agent and registrar                                                85

           Certification                                                               85

           Publication                                                                 86

           Canadian Reporting Issuer                                                   86

           Securities number and ISIN                                                  86

                                      xvi


           INFORMATION REGARDING THE GENSCI GROUP                                      87

           GENERAL AND BUSINESS OVERVIEW                                               87

           Overview                                                                    87

           Osteotech lawsuit                                                           87

           Current business                                                            89

           History                                                                     89

           Group structure                                                             89

           Business strategy                                                           89

           Technologies                                                                90

           Product portfolio and pipeline                                              91

           Research and business agreements                                            91

           Intellectual property                                                       92

           Manufacturing and real estate                                               93

           Investment policy                                                           93

           MANAGEMENT DISCUSSION AND ANALYSIS                                          94

           Selected financial data                                                     94

           Management discussion and analysis of financial condition and results
              from operations                                                          95

           MANAGEMENT AND EMPLOYEES                                                   112

           Executive officers                                                         112

           Non-Executive officers                                                     112

           Employees                                                                  113

           EXECUTIVE COMPENSATION                                                     114

           Options and Stock Appreciation Rights (SARs)                               114

           Option Grants During the Most Recently Completed Financial Year            115

           Compensation of Directors                                                  115

           Employment Contracts, Change in Responsibilities and Termination of
                Employment                                                            116

           New Executive Agreements                                                   117

           Compensation and Human Resources Committee and Report on Executive
                Compensation                                                          118

           Corporate Cease Trade Orders or Bankruptcies                               118

           Penalties or Sanctions                                                     119

           Individual Bankruptcies                                                    119

           OTHER INFORMATION                                                          120

           Legal proceedings                                                          120

PART D     THE ARRANGEMENT                                                            121

           THE ARRANGEMENT                                                            121

           General                                                                    121

           Background to the Arrangement                                              121

           GenSci Independent Committee                                               123

           Engagement of Dlouhy                                                       123

           Deliberations of the GenSci Independent Committee                          124

           Summary of the Dlouhy Fairness Opinion                                     125

           Recommendations of the GenSci Independent Committee                        125

           Recommendation of the Board                                                126

           THE ARRANGEMENT AGREEMENT                                                  127

           Amended and Restated Arrangement Agreement                                 127

           Share Exchange Ratio                                                       127

           Pro Rata Distribution of IsoTis Shares                                     129

           Arrangement Procedure                                                      129

           Treatment of Outstanding Warrants                                          131

           Treatment of Outstanding Options                                           131

           Commitments to Support the Arrangement                                     131

                                      xvii



           Payments to Osteotech and Other Creditors of the GenSci Group              132

           Shareholder Approvals                                                      134

           Legal Aspects                                                              135

           Termination of the Arrangement Agreement                                   135

           Covenants of IsoTis                                                        144

           Tax and Securities Covenants of IsoTis                                     146

           General Covenants of IsoTis                                                146

           Covenants of GenSci Regeneration                                           146

           Covenants Related to the Arrangement                                       150

           Bankruptcy Covenants                                                       150

           Tax Covenants of GenSci Regeneration                                       150

           Covenants Relating to Material Contracts                                   150

           Covenants Relating to Dissent Rights                                       150

           General Covenants of GenSci Regeneration                                   150

           Court Approval                                                             151

           Implementation of the Arrangement                                          152

           Effective Date of the Arrangement                                          152

           Delivery of Confirmation of IsoTis Shares                                  153

           Registration of IsoTis Shares by IsoTis, Voting                            153

           Lost Certificates                                                          153

           Prescription Period                                                        153

           Stock Exchange Listings - Residualco                                       154

           Stock Exchange Listings - IsoTis                                           154

           Accounting Treatment                                                       154

           Fees and Expenses                                                          155

           Share Trading Prices                                                       155

           Performance Graph                                                          157

PART E     GENSCI REGENERATION SHAREHOLDER INFORMATION                                158

           GENERAL PROXY INFORMATION                                                  158

           Solicitation of Proxies                                                    158

           Appointment of Proxyholders                                                158

           Revocation of Proxies                                                      158

           Exercise of Discretion by Proxy                                            158

           Advice to Beneficial Shareholders                                          159

           GenSci Regeneration Shareholders Entitled to Vote                          159

           VOTING SHARES AND PRINCIPAL HOLDERS THEREOF                                160

           CANADIAN FEDERAL INCOME TAX CONSIDERATIONS                                 160

           Shareholders Resident in Canada                                            161

           Qualification of IsoTis Shares for Investment                              163

           Shareholders Not Resident in Canada                                        163

           MATERIAL US FEDERAL INCOME TAX CONSIDERATIONS                              164

           SWISS TAX CONSIDERATIONS                                                   166

           Swiss withholding tax                                                      167

           Swiss Direct Tax, Stamp Tax and Gift and Inheritance Tax
           Considerations                                                             168

           1.Income and profit tax on dividends and similar distributions             168

           2.Capital gains tax                                                        169

           3.Net worth and capital taxes                                              169

           4.Swiss Federal Capital Issuance Stamp Tax and Swiss Federal Transfer
             Stamp Tax                                                                169

           5.Gift and inheritance tax                                                 170

           ISSUE AND RESALE OF ISOTIS SHARES AND RESIDUALCO CLASS A SHARES            170

           Canadian Securities Laws                                                   170

           United States Securities Laws                                              170

           Swiss Securities Laws                                                      172

                                      xviii


           Netherlands Securities Laws                                                173

           Interests of Management of GenSci Regeneration in the Arrangement          174

           COMPARISON OF SHAREHOLDERS' RIGHTS                                         175

           General Shareholders Meetings                                              175

           Notice of Shareholders Meetings                                            176

           Quorum Required for Voting at Shareholders Meetings                        176

           Voting at Shareholders Meetings                                            176

           Shareholders Meetings - Ordinary and Special Resolutions                   177

           Transactions Involving Interested Officers or Directors                    179

           Dissent Rights                                                             180

           Oppression Remedy                                                          180

           Derivative Actions                                                         181

           Director Qualifications                                                    182

           Removal of Directors; Filling Vacancies on the Board of Directors          183

           Duties and Liability of Directors                                          183

           Indemnification and Insurance                                              184

           Examination of Corporate Records                                           184

           Share Certificates and Transfer                                            185

           Pre-Emptive Rights                                                         186

           Net Profits and Dividends                                                  186

           RIGHTS OF DISSENTING SHAREHOLDERS                                          186

           Dissent Right - Arrangement Agreement                                      186

           Exercise of Section 126 Dissent Rights                                     188

           Section 207 of the Company Act                                             190

           Address for Dissent Notices                                                190

           Strict Compliance with Dissent Provisions Required                         190

           OTHER GENSCI REGENERATION BUSINESS                                         191

           Name Change Resolution                                                     191

           Disposition of GenSci OCF Inc.                                             191

           MDS Warrant                                                                191

           OTHER BUSINESS                                                             192

           Legal Matters                                                              192

           Experts                                                                    192

           Indebtedness of directors and senior officers                              192

           Interest of insiders in material transactions                              192

           Interest of certain persons in matters to be acted upon                    192

           Management contracts                                                       192

           Auditors, registrar and transfer agent                                     193

           RESIDUALCO AFTER THE ARRANGEMENT                                           193

           General                                                                    193

           Auditors, Registrar and Transfer Agent                                     193

           Capitalisation                                                             193

           Selected Pro Forma Consolidated Financial Information for Residualco       194

           Unaudited Pro Forma Consolidated Balance Sheet for Residualco              195

           Unaudited Pro Forma Consolidated Statement of Loss for Residualco          196

           Recent Developments                                                        196

           Risk Factors                                                               196

           Certificate of GenSci Regeneration                                         198


PART F     FINANCIAL STATEMENTS                                                       F-1

APPENDICES                                                                            A-1

           APPENDIX A-1 ARRANGEMENT RESOLUTION                                        A-2

           APPENDIX A-2 NAME CHANGE RESOLUTION                                        A-3

           APPENDIX A-3 SECTION 126 RESOLUTION                                        A-4

                                      xix



           APPENDIX A-4 SHARE ISSUANCE RESOLUTION                                     A-5

           APPENDIX B   PLAN OF ARRANGEMENT                                           B-1

           APPENDIX C INTERIM ORDER IN THE SUPREME COURT OF BRITISH

           COLUMBIA                                                                   C-1

           APPENDIX D SECTION 207 OF THE COMPANY ACT (BRITISH COLUMBIA)               D-1

           APPENDIX E DLOUHY FAIRNESS OPINION                                         E-1

GLOSSARY OF DEFINED TERMS

The following is a glossary of terms used in this Information Circular.

 AATB                    American Association of Tissue Banks.

 Acquisition Proposal    Any proposal with respect to any merger,
                         amalgamation, arrangement, take-over bid or sale of assets (excluding inventory sold in the ordinary course of business) representing more than 25% of the book value (on a consolidated basis) of GenSci
                         Regeneration's total assets (held directly or indirectly through GenSci Regeneration Subsidiaries)
                         (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), any sale of more than 25% of the GenSci
                         Regeneration Shares then outstanding or similar transactions involving GenSci Regeneration or any of the GenSci Regeneration Subsidiaries, or a proposal to do so, excluding the Arrangement.


 Affiliate               Any company that is a subsidiary of another company
                         or each of them is controlled by the same Person.

 Applicable Law          Any domestic or foreign statute, law (including
                         the common law), ordinance, rule, regulation, restriction, published and legally binding regulatory policy or guideline, by-law (zoning or otherwise), or order or any consent, exemption, approval or licence of any domestic or foreign Governmental Entity that applies in whole or in part to GenSci Regeneration or IsoTis or to the GenSci Regeneration Subsidiaries or the IsoTis Subsidiaries, as the context requires, or to their respective businesses, undertakings, properties or securities and, for further certainty, includes Applicable Securities Laws.

 Applicable              Canadian Securities Laws, Netherlands' Securities Laws,
 Securities Laws         Swiss Securities Laws and US Securities Laws, as are
                         applicable in the circumstances.

 Arrangement             The Transaction from the perspective of GenSci
                         Regeneration Shareholders, which is an arrangement under section 252 of the Company Act involving, among other things, the issuance of IsoTis Exchange Shares and Residualco Class A Shares in exchange for GenSci
                         Regeneration Shares, all as more particularly described in the Plan of Arrangement attached as Appendix B.

 Arrangement Agreement   The amended and restated agreement between
                         GenSci Regeneration and IsoTis dated as of June 25,
                         2003 relating to the Arrangement, and any amendments thereto.

 Arrangement Resolution  The special resolution approving the
                         Arrangement, the form of which is annexed as Appendix A-1 to this Information Circular, to be passed by the GenSci Regeneration Shareholders at the GenSci Regeneration Meeting.

 Articles of             The articles of association of IsoTis.
 Association IsoTis

 Asante                  Asante Partners LLC

 Associate               If used to indicate a relationship with a Person:

                         (a)     a partner of that Person;

                         (b) a trust or estate in which that Person has a substantial beneficial interest or for which that Person serves as a trustee or in a similar capacity;

                         (c) a company of which that Person beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the company; or

                         (d)     in the case of an individual:

                                 (i)      that individual's spouse or child; or

                                 (ii) a relative of that individual or that individual's spouse if that relative has the same home address as the individual, and for the purpose of this definition, "spouse" includes an individual who is living with another individual in a marriage-like relationship.

 Bankruptcy Code         Title 11 of the United States Code.

 Bankruptcy Court        The United States Bankruptcy Court for the
                         Central District of California where the case of GenSci US Subsidiary is pending under jointly administered case number SA 01-20438 RA.

 Bankruptcy Plan         The plan of reorganisation confirmed in the
                         Chapter 11 case of GenSci US Subsidiary and associated disclosure statement of GenSci US
                         Subsidiary.

 BioInterfaces           BioInterfaces, Inc. a company incorporated under the
                         laws of California.

 Business Day            A day which is not a Saturday, Sunday or a civic
                         or statutory holiday, within the meaning of the Interpretation Act (British Columbia), in Vancouver,
                         British Columbia, Lausanne, Switzerland and
                         Bilthoven, The Netherlands.

 CDN$ or C$              Canadian dollars.

 Canadian GAAP           Canadian Generally Accepted Accounting Principles.

 Canadian Securities     The Securities Act (British Columbia) and the
 Laws                    and the equivalent legislation in the other provinces
                         and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute, the published policies, bulletins and notices of the regulatory authorities administering such statutes, and the published rules and policies of TSX.

 CEO An individual who served as chief executive officer or acted in a similar capacity during the most recently completed financial year.

 CET                     Central European Time.

 CHF                     The legal currency of Switzerland.

 Clokie Agreement        The Royalty Agreement among Cameron M.L. Clokiem
                         GenSci Regeneration and GenSci US Subsidiary dated
                         January 1, 1998, as amended April 1, 2002.

 Combination             The combined group of companies of IsoTis and the
                         GenSci US Subsidiary after the Transaction.

 Combination Pro Forma   IsoTis' combined pro forma condensed consolidated
 Financial Statements    financial statements giving effect to the Transaction
                         of IsoTis and GenSci OrthoBiologics and for that applicable period, IsoTis and the Modex
                         Group in, Part F - Financial Statements' hereto.

 Commissions             The securities commissions of the provinces of Canada
                         where IsoTis will be a reporting issuer by operation of law following the Arrangement, being British
                         Columbia, Alberta, Ontario and Quebec.

 Company Act             The Company Act, Revised Statutes of British
                         Columbia, Canada 1996, c. 62, as amended.

 Court                   The Supreme Court of British Columbia.

 DBM                     Demineralised Bone Matrix.

 Dissent Right           The right to dissent to the Arrangement described in
                         Article 3 of the Plan of Arrangement.

 Dissenting Shareholder  A GenSci Regeneration Shareholder who has
                         exercised a Dissent Right pursuant to Article 3 of the Plan of Arrangement and who is ultimately entitled to be paid the fair value of the GenSci Regeneration Shares held by such GenSci Regeneration Shareholder.

 Dissenting Shareholder  Equals the product obtained when the number of
 Entitlement              Dissenting Shares is multiplied by 0.4888.

 Dissenting Shares       The aggregate number of GenSci Regeneration
                         Shares held by Dissenting Shareholders.

 Dlouhy Dlouhy Merchant Group Inc., financial advisor to the GenSci Independent Committee.

 Effective Date          The date on which a certified copy of the Final
                         Order is accepted for filing by the Registrar giving effect to the Arrangement as evidenced by the date of the Registrar's stamp thereon.

 Effective Time          2:00 p.m. (Vancouver time) on the Effective
                         Date.

 EMEA                    The European Agency for the Evaluation of Medicinal
                         Products.


                                     xxiii

 Environmental Laws      All Applicable Laws (including the common law),
                         relating to pollution, the protection of the environment or public health and safety.

 EU                      The European Union.

 EUR Euro or E, the legal currency of the European Union, of which The Netherlands is a member but Switzerland is not.

 Euroclear Netherlands   The Dutch depositary and settlement institute
                         (formally known as Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.).

 Euronext Euronext Amsterdam NV or the Official Market Segment of the Stock Market (Officiele Markt) of Euronext Amsterdam NV, located in Amsterdam, The Netherlands, as the context requires.

 Euronext Listing Rules  The listing rules of Euronext Amsterdam
                         (Fondsenreglement), as amended from time to time.

 Euronext Trading Day    A day on which Euronext is open for trading.

 Exchange Ratio          The quotient of the number of IsoTis Exchange
                         Shares divided by the number of GenSci Shares
                         (excluding Dissenting Shares) as of the Effective
                         Time, subject to adjustments in accordance with
                         Section 1.9 of the Plan of Arrangement.

 Excluded Shareholder    The GenSci Continuing Service Providers and the GenSci
                         Regeneration Shareholders ineligible to vote on the second motion to approve the Arrangement
                         Resolution.

 Executive Officer       An individual who at any time during the most
                         recently completed financial year was,

                         (a) the chairman of a company, if that individual performed the functions of the office on a full-time basis;

                         (b) the vice-chairman of a company, if that individual performed the functions of the office on a full-time basis;

                         (c)   the president of a company;

                         (d) a vice-president of a company in charge of a principal business unit, division or function such as sales, finance or production; or

                         (e) an officer of a company or any other person who performed a policy-making function in respect of a company,

                         whether or not the individual was also a member of the board of directors of the issuer or any of its subsidiaries.

 Fairness Opinion        The Fairness Opinion prepared by Dlouhy which
                         is attached as Appendix E to this Information
                         Circular.

 FDA                     The US Food and Drug Administration.

 Final Order             The final order of the Court approving the Plan
                         of Arrangement.

 510 (k)                 FDA clearance of a pre-market approval.

 GAAP                    Generally Accepted Accounting Principles.

 GenSci Continuing       An employee or director of GenSci
 Service Provider        Regeneration or GenSci US Subsidiary who will become,
                         directly or indirectly, an employee of IsoTis as a consequence of the Transaction and who agreed with IsoTis and GenSci Regeneration, in writing, not to exercise his or her GenSci Regeneration Options at any time during the period commencing immediately before the GenSci Continuing Service Provider
                         Determination Date and ending immediately after the Effective Date, and after the Effective Date only with respect to shares of Residualco to the extent permitted by the GenSci Regeneration Stock Option
                         Plan.

 GenSci Continuing       August 27, 2003.
 Service Provider
 Determination Date

 GenSci Continuing       1,628,070 conditional IsoTis Shares to be
 Service Provider        reserved for issuance to the GenSci Continuing
 Option Allotment        Service Providers equal to the product obtained when

                          (a) 3,330,750, being the number of GenSci Regeneration
                              Shares represented by unexercised GenSci
                              Regeneration Options held by GenSci Continuing Service Providers on the Continuing Service Provider Determination Date,

                              is multiplied by

                          (b) 0.4888.

 GenSci Group            GenSci Regeneration and GenSci US Subsidiary.

 GenSci Independent      The Special Committee of the GenSci Regeneration
 Committee               Board consisting of Daniel Kollin, Frank M. Clark and
                         Clifford Nordal, all of whom are independent of management of GenSci Regeneration and IsoTis.

 GenSci Intellectual     All Intellectual Property used
 Property                in the orthobiologics business and owned by GenSci
                         Regeneration and listed in Appendix A to the Plan of Arrangement which is attached hereto as Appendix B.

 GenSci Licences         (a)    the Product and Technology Licensing, Equipment
                                Lease and Purchase Option Agreement between
                                GenSci Regeneration and BioInterfaces dated
                                January 10, 2003, and

                         (b) the Peptide Technology Licence Agreement between GenSci Regeneration and Osteopharm Inc., dated December 15, 2001.

 GenSci Management       The management of the GenSci Group.

 GenSci Management       The service agreements among GenSci Regeneration,
 Service Agreements      GenSci US Subsidiary and each of James S. Trotman,
                         Douglass C. Watson, Peter Ludlum and the consulting agreement in the case of John F. Kay.

 GenSci Material         Those subsisting commitments, contracts,
 Contracts               instruments, leases and other agreements (including
                         the GenSci Regeneration Licences), oral or written, entered into by GenSci Regeneration or any GenSci
                         Regeneration Subsidiary, by which it is bound or to which it or its assets are subject which have total payment obligations on the part of GenSci
                         Regeneration or any of the GenSci Regeneration
                         Subsidiaries which exceed US$100,000 or are for a term in excess of one year or are otherwise material, excluding any employment agreements with an employee of GenSci Regeneration or any GenSci Regeneration
                         Subsidiary who is not a senior officer or senior executive of GenSci Regeneration or any GenSci
                         Regeneration Subsidiary.

 GenSci OCF              GenSci OCF Inc., a company governed by the Canada
                         Business Corporations Act.

 GenSci OrthoBiologics   The orthobiologics business now carried on by GenSci
                         Regeneration and GenSci US Subsidiary, which definition includes the GenSci US Subsidiary Shares,
                         GenSci US Subsidiary Loans, GenSci Licences and
                         GenSci Trademarks as will be accepted, purchased and assumed by IsoTis pursuant to the Arrangement
                         Agreement.

 GenSci Regeneration     GenSci Regeneration Sciences Inc., a company governed
                         by the Company Act.

 GenSci Regeneration AIF The annual information form on Form 20-F of GenSci
                         Regeneration for the year ended December 31, 2002 as filed on SEDAR.

 GenSci Regeneration     The board of directors of GenSci Regeneration.
 Board

 GenSci Regeneration     The extraordinary general meeting of GenSci
 Meeting                 Regeneration Shareholders to be held pursuant to the
                         Interim Order for the purpose of considering, among other things, the Arrangement Resolution, including any adjournment or adjournments thereof.

 GenSci Regeneration     All holders of GenSci Regeneration Shares other than
 Minority Shareholders   IsoTis and other shareholders not eligible to vote in
                         connection with minority approval of the Arrangement as provided for in section 252(8) of the Company Act.

 GenSci Regeneration     The issued and outstanding options to receive GenSci
 Options                 Regeneration Shares.

 GenSci Regeneration     A Person who is a registered holder of GenSci
 Shareholder             Regeneration Shares as shown on the register of
                         members of GenSci Regeneration.

 GenSci Regeneration     The issued and outstanding common shares in the
 Shares                  capital of GenSci Regeneration.

 GenSci Regeneration     The stock option plan of GenSci Regeneration.
 Stock Option Plan



 GenSci Regeneration     The subsidiaries (as that term is defined in the
 Subsidiaries            Company Act) of GenSci Regeneration, including GenSci
                         US Subsidiary.

 GenSci Regeneration     The warrants issued by GenSci Regeneration to acquire
 Warrants                GenSci Regeneration Shares.

 GenSci Trademarks       The trademarks listed in Appendix A attached to the
                         Plan of Arrangement, which is attached as Appendix B.

 GenSci US Subsidiary    GenSci OrthoBiologics, Inc., a company incorporated
                         under the laws of the State of Washington.

 GenSci US Subsidiary    The intercompany receivables payable by GenSci US
 Loans                   Subsidiary to GenSci Regeneration described in
                         Schedule T of the Arrangement Agreement.

 GenSci US Subsidiary    All of the issued and outstanding shares of GenSci US
 Shares                  Subsidiary.

 Governmental Entity     Any

                         (a)   federal, provincial, state, regional,
                               municipal, local or other government,
                               governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency, domestic or foreign,

                         (b) subdivision, agent, commission, board or authority of any of the foregoing, or

                         (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

 Hazardous Substance     Any pollutant, contaminant, waste of any nature,
                         hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good that in relevant form or concentration is regulated by any Environmental Law.

 IFRS                    International Financial Reporting Standards.

 Information Circular    This joint management information circular of GenSci
                         Regeneration and IsoTis.

 Insider An insider as defined in the Securities Act (British Columbia), including the directors and senior officers of a company or any subsidiary of the company, and any person that has direct or indirect ownership of, or control or direction over, shares of the company carrying more than 10% of the voting rights attaching to all outstanding voting shares of the company.


                                     xxvii

Intellectual Property    Intellectual property of every nature, whether
                         registered or unregistered, including, without limitation

                         (a) all trade-marks, service marks, trade-mark and service mark registrations, trade-mark and service mark applications, rights under registered user agreements, logos, trade names and other trade- mark and service mark rights,

                         (b) all copyrights and applications therefor, including all computer programs and software (in both source and object code formats) and related documentation including that which documents the design and execution of computer programs and software, and rights to any of the foregoing,

                         (c) all inventions, patents, patent applications, patent rights (including any patents issuing on such applications or rights), innovation patents and neighbouring rights,

                         (d)   all licenses, sub-licenses and franchises,

                         (e)   all trade secrets and proprietary and
                               confidential information,

                         (f) all industrial designs and registrations thereof and applications therefor, and

                         (g) all patterns, plans, designs, research data, other proprietary know-how, processes, drawings, technology, inventions, formulae, specifications, performance data, quality control information, unpatented blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures including testing and inspection techniques and procedures, and all licenses and other contracts relating to any of the foregoing.

Interim Order            The order of the Court to be dated on or about
                         September 2, 2003, a copy of which is annexed as Appendix C to this Information Circular, providing for, among other things, the calling and holding of the GenSci Regeneration Meeting.

 IsoTis IsoTis SA, a company incorporated under the laws of Switzerland, before or after the Transaction, as the case may be.

 IsoTis Board            The board of directors of IsoTis before or after the
                         Transaction, as the case may be.

 IsoTis Exchange Shares  That number of IsoTis Shares equal to the difference between

                         (a)   27,521,930, and

                         (b)   the Dissenting Shareholder Entitlement.

 IsoTis General Meeting  A general meeting of IsoTis Shareholders.
 of Shareholders


                                    xxviii

 IsoTis Intellectual     The Intellectual Property owned or controlled in
 Property                whole or in part by IsoTis or an IsoTis Subsidiary.

 IsoTis Management       The management of IsoTis before or after the
                         Transaction, as the case may be.

 IsoTis Material         Those subsisting commitments, contracts, instruments,
 Contracts               leases and other agreements, oral or written, entered
                         into by IsoTis or any IsoTis Subsidiary, by which it is bound or to which it or its assets are subject which have total payment obligations on the part of IsoTis or any IsoTis Subsidiary which exceed
                         US$100,000 or are for a term in excess of one year or are otherwise material, excluding any employment agreements with an employee of IsoTis or any IsoTis
                         Subsidiary who is not a senior officer or senior executive of IsoTis or any IsoTis Subsidiary.

 IsoTis Meeting          The extraordinary IsoTis General Meeting of
                         Shareholders to be held to, among other things, approve the issuance of the IsoTis Exchange Shares to effect the Arrangement, including any adjournment or adjournments thereof.

 IsoTis Option           The option granted to IsoTis by GenSci Regeneration
                         to purchase common shares of GenSci Regeneration as more particularly described in the IsoTis Option
                         Agreement.

 IsoTis Option Agreement The option agreement between IsoTis and GenSci
                         Regeneration described under 'Part D - The
                         Arrangement - IsoTis Option'.

 IsoTis Shareholder      A Person who is a holder of IsoTis Shares.

 IsoTis Shares           The registered shares in the capital of IsoTis with a
                         nominal value of CHF 1 each.

 IsoTis Share Register   The share register of IsoTis kept by SAG SIS
                         Aktienregister AG, in Olten (Switzerland).

 IsoTis Stock Option     The stock option plans of IsoTis.
 Plans

 IsoTis Subsidiaries     IsoTis NV, IsoTis TE Facility B.V., IsoTis USA L.L.C.
                         and Modex Therapeutics GmbH.

 ITA The Income Tax Act (Canada), R.S.C. 1985, c.1 (5th supplement), as amended and in force on the date of this Information Circular, including the regulations promulgated thereunder.

 Jeffries                Dr. Steven Jeffries.

 Jeffries Agreement      The Settlement and Release Agreement among Jeffries,
                         GenSci Regeneration and GenSci US Subsidiary dated
                         December 9, 1999.

 Listing The Listing of the IsoTis Exchange Shares on the main segment of SWX and the Official Market segment of Euronext.

 Listing Date            The SWX Trading Day on which the IsoTis Exchange
                         Shares will be listed on the main segment of SWX and the Euronext Trading Day on which the IsoTis Exchange
                         Shares will be listed on the Official Market segment of Euronext, expected to be as soon as possible after the Effective Date (barring unforeseen circumstances).

 Loan The loan that may be made by IsoTis to GenSci Regeneration, the proceeds of which are to be used to collateralise the latter's obligations to Osteotech, to be provided in accordance with the provisions of the Arrangement Agreement.

 Material Adverse        When used in connection with any Person, means any
 Change                  change, effect, event or occurrence that is, or would
                         reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), tax attributes, business, operations or results of operations or prospects of such Person and its subsidiaries taken as a whole; provided, however, that no Material
                         Adverse Change shall be deemed to have occurred solely as a result of any change in the trading price of GenSci Regeneration Shares or IsoTis Shares, respectively, that is unrelated to any change, effect, event or occurrence materially adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or prospects of such Person and its subsidiaries taken as a whole.

 Material Fact

                         has the meaning ascribed to it in the Securities Act (British Columbia) R.S.B.C. 1996, c. 418, as amended.

 Misrepresentation       (a)   an untrue statement of a Material Fact, or

                         (b)   an omission to state a Material Fact that is

                               (i)  required to be stated, or

                               (ii) necessary to prevent a statement that is
                                    made from being false or misleading in the circumstances in which it was made.

 Modex Group             Modex Therapeutiques SA and subsidiary, a company
                         incorporated under the laws of Switzerland, which was renamed IsoTis SA after IsoTis/Modex merger in 2002.

 Name Change Resolution  The special resolution approving the change of the name of GenSci Regeneration to SMC Ventures Inc. and to amend GenSci Regeneration's memorandum accordingly, to be passed by the GenSci Regeneration Shareholders at the GenSci Regeneration Meeting.

 Named Executive Officer (a)   each CEO of a company, despite the amount of
                               compensation paid or awarded to that
                               individual:

                         (b) each of the four most highly compensated executive officers, other than the CEO, who were serving as executive officers of a company at the end of the most recently completed financial year whose total salary and bonuses exceed C$100,000 per year; or

                         (c) any additional individuals for whom disclosure would have been provided under item (b) above but for the fact that the individual was not serving as an executive officer of a company at the end of the most recently completed financial year.

 Netherlands' Securities The Act on the Supervision of the Securities Trade
 Laws 1995 (Wet toezicht effectenverkeer 1995) as amended from time to time, and any rules, regulations or decrees promulgated thereunder.

 NEX A separate board of TSX Venture Exchange for issuers previously listed on TSX or TSX Venture Exchange but which no longer maintain compliance with the ongoing financial listing standards of those markets.

 Non-Disclosure          The mutual non-disclosure agreement between IsoTis
 Agreement               and GenSci Regeneration dated March 21, 2003, as
                         amended.

 Notices The notice of the extraordinary general meetings accompanying this Information Circular.

 OrthoBiologics          The concept of using biotechnology to treat
                         musculoskeletal injury and disease.

 Osteotech               Osteotech Inc.

 Pacific Corporate       Pacific Corporate Trust Company, GenSci
                         Regeneration's registrar and transfer agent.

 Person Any individual, corporation, firm, partnership (including, without limitation, a limited partnership), sole proprietorship, syndicate, joint venture, trustee, trust, any unincorporated organisation or association, any government or instrumentality thereof and any tribunal; and pronouns have a similar extended meaning.

 Plan of Arrangement     The formal plan of arrangement which is attached to
                         and forms part of the Arrangement Agreement setting forth the specific terms and conditions of the Arrangement, as the same may be amended, the form of which is annexed as Schedule A to Appendix B to this Information Circular.

 Plan of Reorganisation  A plan to pay creditors by a company in Chapter 11 of the US Bankruptcy Code.

 Purchase Price          The IsoTis Exchange pursuant to the Arrangement
                         Agreement Shares and other consideration to be provided by IsoTis.

 Record Date             August 21, 2003, the date fixed by the GenSci
                         Regeneration Board as the date for the determination of GenSci Regeneration Shareholders entitled to attend and vote at the GenSci Regeneration Meeting.

 Registrar               The Registrar of Companies pursuant to the Company
                         Act.

 Release Any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment or any facility, building or structure.

 Residualco              GenSci Regeneration after the Arrangement and the
                         Name Change Resolution are implemented.

 Residualco Class A      The common shares of GenSci Regeneration after the
 Shares                  "ten old share for one new share" consolidation which
                         forms part of the Arrangement and after
                         implementation of the Name Change Resolution.

 SAG                     SAG SIS Aktienregister AG in Olten, Switzerland.

 SEC                     The United States Securities and Exchange Commission.

 Section 126 Dissent     The right to dissent to the Section 126 Resolution
 Right                   described in section 207 of the Company Act.

 SEDAR The Canadian computer system for the transmission, receipt, acceptance, review and dissemination of securities filings made by Canadian public companies described in National Instrument 13-101 and available for public view at www.sedar.com.

 SESTA The Swiss Federal Act on Stock Exchange and Securities Trading of March 24, 1995 (Bundesgesetz vom 24. Marz 1995 uber die Borsen und den Effektenhandel), as amended from time to time.

 Settlement Agreement    The settlement agreement between GenSci Regeneration,
                         GenSci US Subsidiary and Osteotech attached to the Arrangement Agreement.

 SIS The Swiss depositary and settlement institute (SIS SegaInterSettle AG) in Olten, Switzerland.

 Stirling Stirling Mercantile Corporation, financial advisor to GenSci Regeneration.

 Superior Proposal       Any proposal by a third party directly or indirectly,
                         to acquire assets representing more than 50% of the book value (on a consolidated basis) of GenSci
                         Regeneration's total assets or more than 50% of the outstanding GenSci Regeneration Shares, whether by way of merger, amalgamation, arrangement, take-over bid, sale of assets or otherwise, or a

                                     xxxii
                         similar transaction involving any of the GenSci Regeneration Subsidiaries and that in the good faith determination of the GenSci Regeneration Board after consultation with financial advisors and outside counsel (a) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal, and (b) would, if consummated in accordance with its terms, result in a transaction
                         (x) more favourable to the GenSci Regeneration Shareholders than the transaction contemplated by the Arrangement and (y) having a blended value per GenSci Regeneration Share greater than the per share value attributable thereto and to the IsoTis Exchange Shares received under the Arrangement.

 Support Agreements      The support agreements described in this Information
                         Circular under 'Part D - The Arrangement -
                         Commitments to Support the Arrangement'.

 Swiss Code of           Swiss Code of Obligations of March 30, 1911
 Obligations             (Schweizerisches Obligationenrecht), as amended from
                         time to time.

 Swiss Securities Laws   The SESTA supplemented by Stock Exchange Ordinances,
                         Circular Notices and Self Regulatory Orders, in particular the SWX Listing Rules.

 SWX                     The SWX Swiss Exchange.

 SWX Listing Rules       The Listing Rules of SWX (Kotierungsreglement) of
                         January 24, 1996, as amended from time to time.

 SWX Trading Day         A day on which SWX is open for trading.

 Tax Return              Any return, declaration, report, claim for refund, or
                         information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Taxes                    (a)   all United States federal, Canadian federal,
                               state, provincial, local, foreign and other taxes, duties or similar charges of any kind whatsoever and any amount assessed, levied, charged or otherwise imposed by any Governmental Entity, including, without limitation, all corporate franchise, income, sales, use, ad valorem, receipts, value added, profit, license, withholding, payroll, employment, excise, goods and services, property, net worth, capital gains, transfer, stamp, documentary, social security, social service, environmental, alternative minimum, occupation, recapture and other taxes, and including any interest, penalties and additions imposed with respect to such amounts,

                         (b) liability for the payment of, or otherwise in respect of, any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group,


                                    xxxiii

                         (c) liability for the payment of, or otherwise in respect of, any amounts as a result of an express or implied obligation to indemnify any other person with respect to the payment of any amounts of the types described in clause (a) or
                               (b), and

                         (d) any assessments or reassessments in respect of any of the foregoing.

 Termination Date        December 31, 2003.

 Transaction             The acquisition of GenSci OrthoBiologics by IsoTis
                         pursuant to the Arrangement Agreement and the distribution of IsoTis Exchange Shares and Residualco
                         Class A Shares to GenSci Regeneration Shareholders pursuant to the Plan of Arrangement.

 Treasury Regulations    Regulations promulgated pursuant to the provisions of
                         the Code.

 TSX                     The Toronto Stock Exchange.

 United States and US    The United States of America, its territories and
                         possessions, any State of the United States, and the District of Columbia.

 United States           The 1933 Act, the Securities Exchange Act of 1934, as
 Securities  Laws        amended, the Sarbanes-Oxley Act of 2002, and any
                         other US federal or state securities laws (including those specified in Section 3(a)(47) of the Securities
                         Exchange Act of 1934) as well as any rules or regulations promulgated under any of the foregoing.

 1933 Act                The Securities Act of 1933, as amended (United
                         States).

 US GAAP                 United States Generally Accepted Accounting
                         Principles.

 USD or US$              US dollars.

 US Shareholders         GenSci Regeneration Shareholders who are US Persons
                         as defined in Regulation S promulgated under the 1933
                         Act.

 US Tax Code             The United States Internal Revenue Code of 1986, as
                         amended.

Voting Shares            Shares of an issuer that carry a voting right either
                         under all circumstances or under some circumstances that have occurred and are continuing.

                                     xxxiv

PART A - RISK FACTORS

Prior to making a decision regarding the Arrangement, an investment in the IsoTis Shares and the Transaction and other matters described in this Information Circular, the reader should carefully consider all of the information set forth in this Information Circular including the following risk factors which could have a material adverse effect on GenSci Regeneration, IsoTis and/or the Combination. For risk factors related to Residualco, see 'Part E - GenSci Regeneration Shareholder Information - Residualco after the Agreement'. The risk factors set forth below are not intended to be exhaustive and there may be other considerations which should be taken into account in relation to the Arrangement, an investment in the IsoTis Shares and the Residualco Class A Shares and other matters described in this Information Circular.

Any reference to the Combination in the risk factors set forth below, includes references to (risks relating to) GenSci OrthoBiologics and/or IsoTis jointly and/or separately, as the case may be. Any reference to 'product' refers to medical devices, drugs, pharmaceutical, biological and/or human tissue based products and/or cell therapies and related services that the Combination is developing and/or marketing.


RISKS RELATING TO THE ACTIVITIES OF THE COMBINATION

IN ORDER TO ACHIEVE COMMERCIAL SUCCESS, THE COMBINATION'S PRODUCTS MUST GAIN AND MAINTAIN MARKET ACCEPTANCE

The majority of the Combination's product candidates are at an early stage of development. GenSci OrthoBiologics and IsoTis have only recently begun to market and commercialize certain products and technologies, while the Combination's product candidates will require substantial additional research and development. There can be no assurance that the Combination's product development efforts will progress as expected, if at all.

In addition, the Combination's products are subject to the risks of failure inherent in the development of products based on new technologies. These risks include the possibilities that the Combination's products will not receive regulatory approval or market acceptance; that the products of the Combination, once being classified as a drug, a device or a biologic, respectively, could be reclassified during the regulatory approval process or classified differently by governmental authorities within a single country or across several countries; that any or all of the Combination's products could be found to be unsafe or ineffective; that the products, if safe and effective, will be difficult to manufacture on a large scale or uneconomical to market; that proprietary rights of third parties will preclude the Combination from marketing such products; or that third parties will market superior or more cost effective products. As a result, there can be no assurance that the Combination will be able to produce any commercially viable products, and this could have a material adverse effect on the Combination's business, financial condition and results of operations.

The Combination's business and financial results would be hurt if it were unable to demonstrate to the medical community the efficacy, relative safety and cost effectiveness of treating patients with the Combination's products or if the Combination's products were not accepted as alternatives to other existing or new technologies.


DEPENDENCE ON THIRD PARTY REIMBURSEMENT

The Combination's ability to successfully commercialize its products depends on the extent to which payment for its products is available from private health insurers, health maintenance organisations, other third party payers, as well as government health care programs. Government and other third party payers are increasingly attempting to contain health care costs, in part by challenging the price of medical products and services and/or restricting the number of patients eligible for reimbursement.

Reimbursement by third party payers also depends on a number of other factors, including the payer's determination that use of the product is safe and effective, not experimental or investigational, medically necessary, appropriate for the specific patient and cost effective depending on reimbursement legislation and conditions, which differ from country to country.

Seeking reimbursement is a time-consuming and costly process which will require the Combination to provide scientific and clinical support for the use of each of its products or services in each country to each third party payer separately. Significant uncertainty exists for the payment status of newly approved medical products or services.

There can be no assurance that timely and sufficient reimbursement will be available for any of the Combination's products in any country, that any reimbursement granted will be maintained, or that limits on reimbursement from third party payers will not reduce the demand for, or negatively affect the price of, the Combination's products. The unavailability or inadequacy of third party reimbursement for the Combination's products could have a material adverse effect on the Combination.

Finally, the Combination is unable to forecast what additional legislation relating to the health care industry or third party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on the Combination's business. In addition, the Combination is unable to forecast any changes relating to the specific healthcare coverage plans of healthcare organisations.


UNCERTAINTY OF REGULATORY APPROVAL

The production and marketing of the Combination's product candidates and its research and development activities are subject to regulation by governmental authorities in Europe, the US and other countries. Prior to marketing some of the products developed by the Combination, these must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process by the regulatory authorities of each EU member state, the future regulatory authority of the EU, which may be the EMEA, or equivalent foreign authorities such as the FDA. These steps can take a number of years and require the expenditure of substantial resources. Any failure or delay by the Combination or its partners or collaborators or licensees in obtaining regulatory approvals could adversely affect the marketing of some of the products or services developed by the Combination and its ability to generate product or royalty revenue.

Due to the risks and uncertainties in pharmaceutical and biological development, the Combination's product candidates could take a significantly longer time to obtain regulatory approval than expected or never obtain approval at all. A delay in regulatory approval could affect the Combination management's credibility, the financial condition of the Combination and the operating results in an adverse way.

In Europe, the Combination may need to comply with a number of different regulatory regimes relating to its range of products and product-related research. The Combination believes that many of its products and planned products fall or will fall within the regulatory regime for medical devices that are not derived from human tissue. However, the Combination may also be subject to the medicinal product regulatory regime with respect to some of its products. Failure to comply with these regulatory requirements could result in substantial delays in product development, which in turn would hurt the Combination's business and financial results.

Government regulations may be established which could prevent or delay regulatory approval of the Combination's products, or which could regulate existing markets for the Combination's products that were previously unregulated. Moreover, once regulatory approval is obtained, such approval may still be subject to limitations on the indicated uses for which it may be marketed. It can also be made subject to conditions to provide additional evidence for efficacy and safety. Even if regulatory approval is obtained, a product, its manufacturer and its manufacturing facilities are subject to continuous review and periodic inspections by the relevant authorities. Consequently, any discovery of previously unknown problems with an approved product, manufacturer or facility may result in restrictions, including a withdrawal of the product from the market. Failure to comply with the regulatory requirements may, among other things, result in suspensions of regulatory approvals, product recalls, operating restrictions, fines, and criminal prosecution. Any difficulties arising in connection with regulatory approvals, or with regulation of previously unregulated markets, could have a material adverse effect on the Combination's business, financial condition and results of operations.


DEPENDENCE ON COLLABORATIVE PARTNERS, LICENSORS, LICENSEES AND OTHERS FOR PRODUCT DEVELOPMENT

The Combination has various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing and manufacturing of its product candidates and products. There can be no assurance that the Combination will be able to establish new collaborations on favorable terms, or that its current or future collaborative arrangements will be continued and be successful.

The Combination currently holds licenses to certain technologies. In addition, the Combination plans to acquire additional licenses (or options to obtain licenses) to technologies and products developed by other companies and academic institutions. There can be no assurance that these licenses will continue under the existing conditions. Pursuant to the terms of such agreements, the Combination could be obligated to exercise diligence in bringing products to market and to make milestone payments that, in some instances, could be substantial. The Combination may also be obligated to make royalty payments on the sales of products resulting from licensed technology. In some instances, the Combination could be responsible for the costs of filing and prosecuting patent applications.

With regard to the existing collaborative arrangements of GenSci OrthoBiologics and IsoTis, some of which are with academic or non-profit research centers, and some of which provide access to the existing and anticipated proprietary processes and products of others, there can be no assurance that the Combination's rights will not be terminated or expire during critical periods. The Combination may also not be able to obtain licenses or other rights which may be required for the conduct of its business. If the Combination is unable to maintain or acquire such rights or required licenses, it may have to seek or develop alternatives (which may or may not be available) or may have to use the proprietary technology of others through in-licensing thereof, potentially increasing costs and delaying product development.


DEPENDENCE ON COLLABORATIVE PARTNERS FOR PRODUCT COMMERCIALISATION

To market its products the Combination has established and intends to continue to establish long-term strategic relationships with partners that have marketing and sales forces with technical expertise and distribution capability. The Combination's revenues, if any, will partly depend upon the efforts of third parties who may or may not be successful. The Combination may not be able to establish or maintain long-term strategic relationships, and if it does, its collaborators may not be successful in gaining market acceptance for the Combination's products. To the extent that the Combination chooses not to or is unable to negotiate or maintain collaborations, it may need more capital and resources to undertake a commercialisation program at its own expense. In addition, the Combination may encounter significant delays in introducing its products into certain markets or find that the commercialisation of products in these markets may be harmed by the absence of collaborative agreements.


SOURCE OF SUPPLY

GenSci OrthoBiologics relies on tissue banks accredited by the AATB for the supply of tissue, a crucial component of its bioimplant products. GenSci OrthoBiologics has no control over the operation of the tissue banks or competition for their services. There can be no assurance that the tissue banks will be able to fulfill GenSci OrthoBiologics' requirements, or that GenSci OrthoBiologics will be able to successfully negotiate with other accredited tissue facilities on satisfactory terms. There can be no assurance that GenSci OrthoBiologics will be able to maintain a supply of tissue or maintain a supply at reasonable terms, which could substantially limit the ability of GenSci OrthoBiologics to generate revenue and have a material adverse effect on the Combination's business, financial condition and results of operations.

There is no guarantee that any agreements for supply of tissues will be enforceable in any country on the grounds that it may be against public policy.


UNCERTAINTY ABOUT ENFORCEABILITY OF COLLABORATION AGREEMENTS

There can be no assurance that the collaborative partners, licensors, licensees or other partners of the Combination will abide by the terms of the collaboration agreements. Business combinations or significant changes in the collaboration partners' business strategy or ownership could adversely affect the partners' fulfillment of obligations under a collaboration agreement. If a collaboration partner were to terminate or breach its agreement with the Combination, or otherwise fail to fulfill its obligations in a timely manner, such conduct could have a material adverse effect on the Combination's business, financial condition and results of operations. In addition, no assurance can be given that collaboration partners will not pursue alternative technologies and develop alternative products, either on their own or in collaboration with others, including the Combination's competitors. There can also be no assurance that disputes with collaboration partners will not arise in the future with respect to the ownership of rights to any technologies or products created or any other alleged breach of any such agreement. To the extent that the Combination is unable to conclude further licensing or collaboration agreements or that any of the Combination's existing licenses or collaboration agreements are terminated or not renewed and the Combination is unable to replace them with new ones, the Combination would be required to undertake product development, marketing and sales or exploitation at its own expense in order to maintain its position in that respect, which could significantly increase its capital needs.


COMPETITION

The Combination operates in a highly competitive industry and competitors include some major pharmaceutical and medical technology companies and many of the highly specialised biotechnology companies as well as universities and other research institutions. If a competitor is able to obtain intellectual property rights earlier than the Combination, to successfully market a product earlier than the Combination or to introduce a new product which is more effective and/or less expensive than a product or service of the Combination, the Combination's product candidates or know-how may become less competitive or obsolete. Since the Combination's competitors may have greater financial or technical resources or may be further advanced in their development of products, the Combination may not be able to successfully market its potential products even if they are approved by the regulatory authorities. Moreover, competitors who can achieve patent protection, obtain FDA and other regulatory approvals and begin commercial sales of their products before the Combination, may enjoy a significant competitive advantage. There can be no assurance that the Combination's products under development, or on the market, will be able to compete successfully with existing therapies or with products under development by competitors.

Some of IsoTis' competitors have longer operating histories and are substantially larger and better financed than IsoTis. Osteotech and Wright Medical in particular have greater financial resources, longer and more established sales and greater market influence. These competitors may be able to use these resources to improve their products through research and acquisitions or to develop new products, which may compete more effectively with IsoTis' products.


PATENTS AND PROPRIETARY TECHNOLOGIES

The Combination's success depends in part on its ability, and the ability of its licensors, to obtain patent protection for its products and processes, maintain its trade secrets, defend and enforce its rights against infringement and operate without infringing the proprietary rights of third parties. The validity and breadth of claims in biotechnology patent applications involve complex legal and factual questions. Therefore, they may be highly uncertain. No assurance can be given that any patents based on pending patent applications or any future patent applications of the Combination or its licensors will be granted. Furthermore, there can be no assurance that patents issued to the Combination will not be challenged, invalidated, or circumvented or will provide commercial advantage to the Combination. Moreover, there can be no assurance that the Combination will not infringe proprietary rights of third parties.

The Combination also relies upon unpatented proprietary technology, processes, know-how and data, which it regards as trade secrets and which are protected, in part, by confidentiality agreements with its corporate partners, employees, consultants and certain contractors. There can be no assurance that these agreements or trade secret protection efforts will provide meaningful protection or will not be breached, that the Combination will have adequate remedies for any breach, or that the Combination's trade secrets will not otherwise become known or independently developed by competitors.

Moreover, the scope of individual patents within the Combination's existing patent portfolio may be insufficient to protect the Combination against development of alternatives by third parties that are not covered by the Combination's patents. This may render the Combination's patents obsolete.


THIRD PARTY INTELLECTUAL AND INDUSTRIAL PROPERTY RIGHTS

Since patent applications in many countries, in particular in the US, are kept in secrecy until patents are issued, and publication of discoveries in scientific or patent literature lags behind the actual discoveries, the Combination cannot be certain that it has been or will be the first to discover the subject matter covered by its patent applications or patents or that it was the first to file patent applications for such inventions. The Combination may, therefore, have to participate in interference proceedings before the US Patent and Trademark Office (PTO) or before the respective authorities in other countries, or in litigation to determine priority of inventions. This could result in substantial costs to the Combination and loss of (claimed) rights.

Litigation may be necessary to enforce patent and proprietary rights and/or to determine the scope and validity of others' proprietary rights. This could also result in substantial costs to the Combination. There can be no assurance that the outcome of any such litigation will be favorable to the Combination, that the Combination will then be able to obtain licenses to technology that it may require or that, if obtainable, such technology can be licensed at a reasonable cost.

If the Combination's technology components, devices, designs, product candidates, products, processes, or information used in that respect or subject matter are claimed under other existing patents or are otherwise subject to third party proprietary rights, the Combination may be subject to infringement actions even if it has received patent protection. If the Combination is required to defend itself against charges of patent infringement or to protect its own proprietary rights against third parties, substantial costs will be incurred regardless of whether the Combination is successful in such defense or protection. In the event that an action is not resolved successfully with a minimal expenditure of time and money, it could subject the Combination to significant liabilities to third parties and force the Combination to curtail or cease the development or marketing of its products and processes.


SETTLEMENT AGREEMENT

While it is a condition of closing the Transaction that the GenSci Group finalize the Settlement Agreement with Osteotech, (see 'Part D - The Arrangement - Payments to Osteotech and Other Creditors of the GenSci Group' and 'Loan to GenSci Regeneration and Related Warrant'), the Settlement Agreement with Osteotech is conditional upon the information provided and representations made by the GenSci Group in the Settlement Agreement, so should these ever prove to be inaccurate or incomplete, the Settlement Agreement could be void. In addition, Osteotech's agreement in the Settlement Agreement that GenSci OrthoBiologics' new products do not violate Osteotech's patents is conditional upon Osteotech counsel's analysis of the information provided and representations made by the GenSci Group. Therefore, should these ever prove to be inaccurate or incomplete, Osteotech could sue the GenSci US Subsidiary for patent infringement. Furthermore, there is always the risk of patent infringement allegations by others or regarding other products of the Combination. See 'Part A - Risk Factors - Patents and Proprietary Technologies'.


PRODUCT LIABILITY AND LIMITED INSURANCE

The Combination's business has a potential risk of substantial liability for damages in the event of product failures or adverse side effects of its product candidates or products. The exposure to product liability claims is inherent in the testing, manufacturing, marketing, licensing and sale of healthcare products.

The use of the Combination's product candidates in clinical trials will also expose the Combination to potential product liability claims. If any of the Combination's product candidates or products fails or produces adverse side effects, substantial uninsured losses could result which could have a material adverse effect on the Combination's business, financial condition and results of operations. The Combination currently has limited product liability insurance coverage for the clinical research use of its product candidates. There can be no assurance that insurance will be maintained on acceptable terms by the Combination, taking into consideration the level of premiums and the risk and magnitude of potential liability.

For certain countries the GenSci Group and IsoTis currently have product liability coverage for the commercial sale of their products, which insurance will be continued after the Transaction. The insurance may, however, vary per country and per product, not be adequate to protect against any or all potential claims or losses and a product liability claim and/or possible adverse publicity connected therewith may materially adversely affect the business, financial condition or results of operations of the Combination.


ABILITY TO MANUFACTURE PRODUCTS SUCCESSFULLY

Some manufacturing processes of the Combination's products are new and complex, requiring strict adherence to manufacturing protocols. The Combination's ability to operate profitably depends on the manufacturing of its products in large quantities and at a competitive cost. The current production facilities of the Combination have sufficient capacity for the short-term production of its development products but for the medium and long-term they will not suffice. The Combination has limited experience in large scale manufacturing of some of its products and will have to rely partly on customised and unproven technology. If the Combination does not make the transition successfully from small-scale to full-scale production of its development products, it may not be able to satisfy the demands for its products and the Combination's business and financial results could be adversely affected.

Additionally, manufacturing facilities and processes must pass an inspection by the FDA or other regional or local authorities in order to obtain the product licenses necessary and are subject to periodic inspection and continual review.

The Combination may be unable to obtain and/or maintain the necessary regulatory approvals for its manufacturing operations or manufacture its products in a cost-effective manner. If the Combination were unable to manufacture potential products independently or obtain or retain third party manufacturing on commercially acceptable terms, the submission of products for final regulatory approval and initiation of marketing would be delayed. This, in turn, may cause the Combination to be unable to commercialize product candidates as planned, on a timely basis or on a profitable basis.


DEPENDENCE ON KEY PERSONNEL

The success of the Combination depends, to a large extent, on the efforts and expertise of top management and other key members of its management and scientific, clinical, regulatory and legal staff. If one or more of such people would leave, the Combination could incur significant delay of its product and business development or manufacturing processes. The Combination has taken steps to ensure that key personnel receive suitable incentives by establishing, among other things, employee stock option plans. However, there is intense competition for skilled personnel in the fields in which the Combination operates. Thus, continuing the retention of such personnel cannot be guaranteed.

The loss of top management or any of such key employees could have a material adverse effect on the Combination's business, financial condition, results of operations and prospects. The Combination's ability to recruit and retain skilled personnel, especially in the areas of management, R&D and clinical and regulatory affairs, will be critical to the success of the Combination and there can be no assurance that the Combination will be able to attract and retain the necessary key personnel in the future.


FUTURE CAPITAL NEEDS; DILUTION OF INTERESTS IN THE COMBINATION

The Combination estimates that its cash requirements for ongoing operations research and development and capital expenditures for the remaining portion of 2003 and for 2004 will be less than its cash on hand of approximately EUR 65 million at the date of this Information Circular; however, if the Combination is unable to efficiently coordinate its business activities, if the Combination encounters significant delays or unanticipated costs in distributing and developing its products or if the Combination is unable to achieve its sales and revenue targets, the Combination's cash requirements and capital expenditures may exceed its estimate. Therefore, it is possible that the Combination may need to raise additional funds from external sources. The Combination's ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond management's control. There can be no assurance that, when required, sufficient funds will be available on satisfactory terms. If necessary funds are not available, the Combination may have to reduce expenditures and investments which could have a material adverse effect on its business, financial condition, results of operations and prospects.

In the event that additional funds would be raised by the issue of IsoTis Shares or other companies were to be acquired by paying consideration (partially) in IsoTis Shares, existing IsoTis Shareholders may experience a dilution of their interests. To the extent that options or convertible securities (currently outstanding or subsequently granted) to purchase IsoTis Shares are exercised, there will be further dilution of the interests of the IsoTis Shareholders to the extent the pre-emptive rights of the IsoTis Shareholders are excluded. If the IsoTis General Meeting of Shareholders does not approve motions of the IsoTis Board regarding ordinary, authorised and conditional capital increases, thereby excluding the IsoTis Shareholders' pre-emptive rights, the Combination may not be able to finance research and development programs with collaborative partners, to fulfill obligations under the existing agreements, or to acquire new technologies or finance other approaches necessary to facilitate the growth of the Combination.

This could have a material adverse effect on the Combination's business, financial condition, results of operations and prospects.


POTENTIAL FLUCTUATIONS IN THE COMBINATION'S FINANCIAL AND BUSINESS RESULTS MAKES FORECASTING DIFFICULT

The Combination expects its revenue and operating results to vary significantly from quarter to quarter. As a result, quarter to quarter comparisons of the Combination's revenue and operating results are not meaningful. At this stage of the Combination's development, the Combination cannot predict its future revenues or results of operations accurately and the Combination is expected to incur losses in operating the Combination's business during the short to mid term. As a result, the Combination cannot guarantee when it will operate profitably, if ever.


MANAGEMENT OF GROWTH

The Combination intends to grow its business. The Combination cannot assure that it will be able to manage the expansion of its infrastructure to support future growth effectively, nor can the Combination assure that its business and financial results will not be hurt by any growth, enhancements or expansion of this sort. It is not guaranteed that in the future the Combination will succeed in raising the required financial means and other resources to be able to cope with such substantial growth.


ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

The Combination is subject to a variety of health, safety, chemical, biosafety and environmental laws and regulations in the jurisdictions in which it operates. The Combination, like many of its competitors, has incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of its business in complying with such laws and regulations. There is risk of environmental liability inherent in the Combination's business and there can be no assurance that material environmental, health or safety costs will not arise in the future.


FOREIGN EXCHANGE

As a global operating company, the Combination is subject to currency and translation risk. A majority of the Combination's revenue and operating expenses is denominated in US dollars. All transactions in other currencies are translated into US dollars at the rate prevailing at the time of the transaction. The Combination's financial statements will be reported in US dollars and are subject to fluctuations in exchange rates between the US dollar and other currencies, including the Canadian dollar, the Euro and the Swiss Franc. Currently, IsoTis does not use (financial) instruments to hedge currency risks. This could lead to losses and could have a material adverse effect on the Combination's financial condition and results.

POTENTIAL CONFLICTS OF INTEREST

Certain directors and officers of the Combination are directors and officers of other privately held and publicly listed companies which may be competing with the Combination or its partners. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties with the Combination.


ABSENCE OF DIVIDENDS

Neither GenSci Regeneration nor IsoTis has paid dividends since their incorporation. The payment of dividends in the future will depend, among other things, upon the Combination's earnings, capital requirements, and operating and financial condition. There can be no assurance that the Combination will generate sufficient earnings to allow it to pay dividends, and if it does the Combination may elect to reinvest instead of paying dividends.


GENERAL AND INTEGRATION RISK

Unforeseen difficulties in connection with the integration of GenSci OrthoBiologics and IsoTis may have an adverse effect on the Combination.

Following the Transaction, the Combination will face a number of potential risks relating to the integration of GenSci OrthoBiologics and IsoTis, including: potential loss of key personnel, difficulties retaining key suppliers or customers, need to manage relationships with partners and collaborators in connection with the Transaction, diversion of management resources to address integration issues, and other unforeseen problems created by the Transaction.

Although the Combination currently anticipates that the integration process will proceed quickly and efficiently, there can be no assurance that the process will not disrupt the Combination's business or impose significant unexpected costs on the Combination.

In addition, certain contract parties, including customers, distributors and financing parties may terminate or revise the terms of their agreements with GenSci Regeneration and IsoTis upon a change of control event.


RISKS OF THE TRANSACTION

DISSENTING SHAREHOLDER RISK

IsoTis' obligation to close the Transaction is subject to numerous conditions, including that Dissent Rights will not have been exercised by holders of GenSci Regeneration Shares representing in the aggregate more than 10% of the total number of GenSci Regeneration Shares outstanding at that time. (See 'Part D - The Arrangement - Termination by IsoTis' and 'Part E - GenSci Regeneration Shareholder Information - Rights of Dissenting Shareholders'.) In ss.4.8(u) of the Arrangement Agreement, IsoTis agreed to indemnify GenSci Regeneration and hold it harmless from the cost of the "fair value" of GenSci Regeneration Shares ultimately required to be paid by GenSci Regeneration to Dissenting Shareholders, but not for any legal fees or court costs or other expenses incurred by GenSci Regeneration in determining the "fair value", such total amount not to exceed C$2,500,000. To the extent that Dissent Rights are exercised for less than 10% of the total number of GenSci Regeneration Shares outstanding, IsoTis' cash may be preserved, as its cost of indemnifying GenSci Regeneration may not reach C$2,500,000. If there are Dissent Rights exercised with respect to more than 10% of the total number of GenSci Regeneration Shares outstanding at that time, IsoTis may waive this condition and complete the Transaction in any event. To the extent that Dissent Rights are exercised for 10% or more of the total number of GenSci Regeneration Shares outstanding, and IsoTis decides to complete the Transaction, IsoTis' cash may be reduced, but fewer IsoTis Exchange Shares will be issued than in the absence of Dissenting Shareholders.


EMERGENCE FROM BANKRUPTCY AND FAILURE OF GENSCI SHAREHOLDERS TO APPROVE ARRANGEMENT

The GenSci US Subsidiary remains under Chapter 11 protection. See 'Part C - Information Regarding the GenSci Group - General and Business Overview'. As indicated, under the provisions of Chapter 11, the GenSci US Subsidiary is required to present to the Bankruptcy Court a Plan of Reorganisation setting out the terms of the restructure of its obligations. A revised Plan of Reorganisation and revised Disclosure Statement describing such Plan was filed with the Bankruptcy Court on July 31, 2003. On August 26, 2003, the Bankruptcy Court approved GenSci US Subsidiary's Disclosure Statement and a hearing to confirm the Plan of Reorganization, has been scheduled for October 14, 2003. While there can be no guarantee that the creditors will vote to approve the Plan of Reorganisation, or that the Bankruptcy Court will confirm the Plan thereby permitting the GenSci US Subsidiary to emerge from Chapter 11, it is nonetheless a condition of closing the Transactions that the GenSci US Subsidiary emerge from Chapter 11. IsoTis could waive this condition, but would be highly unlikely to do so.

Pursuant to the Bankruptcy Court order dismissing GenSci Regeneration's Chapter 11 case, if GenSci Regeneration Shareholders do not approve the Arrangement Resolution then GenSci Regeneration will return to being in Chapter 11 and both companies in the GenSci Group will need to revisit how to raise the necessary financing and/or seek strategic alternatives. If GenSci Regeneration Shareholders do approve the Arrangement Resolution but the Transaction is not completed for some reason, then GenSci Regeneration will return to being in Chapter 11, but depending on why the Transaction is not completed, IsoTis may have an obligation to loan the GenSci Group US$5 million to assist it in paying Osteotech pursuant to the Settlement Agreement. Otherwise, both companies in the GenSci Group will need to revisit how to raise the necessary financing and/or seek strategic alternatives. See 'Part D
- The Arrangement - Payments to Osteotech and Other Creditors of the GenSci Group' and 'Loan to GenSci Regeneration and Related Warrant'.

If GenSci Shareholders fail to approve the Arrangement, then IsoTis may exercise an option to purchase up to 19.9% of GenSci Regeneration's then issued and outstanding common shares for C$0.43 per share. See 'Part D - The Arrangement - IsoTis Option'.


THE SHARE PRICE MAY BE VOLATILE

The market price of IsoTis Shares may be volatile. Market prices for the securities of pharmaceutical and biotechnology companies, including IsoTis Shares, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.

The IsoTis Exchange Shares are expressed in the Transaction as a fixed number of shares. This means that the number of IsoTis Exchange Shares will not be adjusted to reflect changes in the market value of IsoTis Shares or GenSci Regeneration Shares or the number of GenSci Regeneration Shares issued. The market value of IsoTis or GenSci Regeneration Shares at the Effective Date may vary significantly from the price as of the dates of the joint announcement of GenSci Regeneration and IsoTis of their intention to merge (being June 3, 2003), this Information Circular, and the dates of the GenSci Regeneration Meeting and the IsoTis Meeting. The specific market value of IsoTis Exchange Shares will depend on the trading price of IsoTis Shares on the Effective Date, and may be more than IsoTis Shareholders or less than GenSci Regeneration Shareholders believe is appropriate. Accordingly, at the time of the GenSci Regeneration Meeting and the IsoTis Meeting, GenSci Regeneration and IsoTis

Shareholders will not know the exact value of the IsoTis Shares at the Effective Date or any subsequent date. GenSci Regeneration and IsoTis urge you to obtain current market quotations of IsoTis Shares.


THE RISK OF FLOW-BACK OF ISOTIS SHARES

GenSci Regeneration Shareholders will end up owning up to 40% of IsoTis (assuming no Dissenting Shareholders or other adjustments) on a fully diluted basis. GenSci Regeneration Shareholders will not be restricted from their ability to offer, sell, contract to sell, pledge or otherwise dispose of IsoTis Shares pursuant to any lock up obligation or law. Certain GenSci Regeneration Shareholders may decide to sell their IsoTis Shares immediately. This decision may be influenced, among others, by the fact that IsoTis Shares may not be listed on TSX, or by limitations on investments in foreign companies, or by a desire to raise funds to pay a tax liability resulting from the Transaction (see 'Part D - The Arrangement - Pro Rata Distribution of IsoTis Shares'). This may affect the volatility of the share price and the trading volumes.

IsoTis has received conditional approval to list the IsoTis Shares (including the IsoTis Exchange Shares) on TSX. Listing is subject to IsoTis filing additional documentation and entering into a listing agreement with TSX. Listing on TSX is still under consideration by the IsoTis Board and there is no assurance that IsoTis will agree to do so. However, IsoTis Shares are freely tradeable in Canada and the US and may be bought and sold by North American shareholders through their broker on the SWX or Euronext. Most, if not all, brokers have correspondent firms which can do this.


FUTURE FINANCING

If the Arrangement is not completed, GenSci Regeneration will need additional financing, which may not be available at reasonable costs, or at all. If the Arrangement is completed the Combination may require future financing which may not be available on reasonable terms, if at all.


DILUTION

The Arrangement is dilutive to shareholders of both GenSci Regeneration and IsoTis.


TAX ISSUE

The value attributed to the IsoTis Shares to be issued to GenSci Regeneration in the Transaction will be determined on the date the IsoTis Shares are issued and can not be determined at this time. However, it may well constitute a taxable event to GenSci Regeneration which will result in GenSci Regeneration having to make a tax payment to the Canadian Customs and Revenue Agency. If a tax liability exists, GenSci Regeneration will have to hold back, and sell into the market, a sufficient number of the IsoTis Shares to pay the liability which could affect the trading price of IsoTis Shares negatively. However, neither the magnitude of the tax liability nor the number of IsoTis Shares that will need to be held back to pay for the tax liability can be determined at this time. As a result of the number of IsoTis Shares that would be held back to cover the possible tax liability, the GenSci Regeneration Shareholders could end up with less than 40% of IsoTis Shares (assuming no Dissenting Shareholders) on a fully diluted basis.

PART B - SUMMARY

The following information is a summary of certain information contained in this Information Circular and is qualified in its entirety by and should be read in conjunction with the more detailed information appearing elsewhere in this Information Circular. All unaudited condensed consolidated and combined pro forma financial information relating to the Combination resulting from the acquisition of GenSci OrthoBiologics by IsoTis pursuant to the Arrangement is based on the consolidated financial statements of such entities contained herein. All information contained in this Information Circular relating to IsoTis has been provided by IsoTis. All information contained in this Information Circular relating to GenSci Regeneration or GenSci OrthoBiologics has been provided by GenSci Regeneration. All information regarding the Combination has been prepared by GenSci Regeneration and IsoTis jointly. Certain capitalised terms used in this Information Circular without definition are defined in the "Glossary of Defined Terms". GenSci Regeneration Shareholders and IsoTis Shareholders are urged to review this Information Circular in its entirety.


INFORMATION FOR BOTH THE GENSCI REGENERATION AND THE ISOTIS SHAREHOLDERS

THE TRANSACTION

IsoTis and GenSci Regeneration have agreed, subject to the satisfaction of certain conditions precedent, to proceed with an Arrangement under the Company Act pursuant to which IsoTis will acquire GenSci OrthoBiologics currently owned by GenSci Regeneration in exchange for 27,521,930 IsoTis Shares, (less the number of Dissenting Shares multiplied by 0.4888), which will be distributed according to the Plan of Arrangement pro rata to the GenSci Regeneration Shareholders (other than Dissenting Shareholders) in accordance with their shareholdings, subject to possible reduction pursuant to ss.1.9 of the Plan of Arrangement, upon the delivery of their GenSci Regeneration Share certificates to Pacific Corporate. For each 100 GenSci Regeneration Shares, a shareholder will receive 10 Residualco Class A Shares and a pro rata distribution of the IsoTis Exchange Shares, subject to the satisfaction of certain conditions precedent. The number of IsoTis Shares available for distribution generally, and the number that will be distributed to each shareholder, will be determined, in part, by the number of IsoTis Shares that are held back by the GenSci Regeneration Board on the Effective Date to fund the maximum potential tax liability that arises from the disposition of GenSci OrthoBiologics and to fund withholding tax, if any, required in respect of the distribution of IsoTis Shares to non-residents. Although the number of IsoTis Shares to be distributed can not be determined with certainty until the Effective Date, a shareholder can reasonably expect to receive between 44 and 48 IsoTis Shares for each 100 GenSci Regeneration Shares held (again, subject to withholding implemented in the case of non-residents). GenSci Regeneration will issue a news release forthwith after the Effective Date confirming the number of IsoTis Shares to be distributed after accounting for the tax hold back. See 'Part D - The Arrangement Agreement - Share Exchange Ratio' and 'Pro Rata Distribution of IsoTis Shares'.

THE VALUE ATTRIBUTED TO THE ISOTIS SHARES TO BE ISSUED TO GENSCI REGENERATION IN THE TRANSACTION WILL BE DETERMINED ON THE DATE THE ISOTIS SHARES ARE ISSUED AND CANNOT BE DETERMINED AT THIS TIME. HOWEVER, IT MAY WELL CONSTITUTE A TAXABLE EVENT TO GENSCI REGENERATION WHICH WILL RESULT IN GENSCI REGENERATION HAVING TO MAKE A TAX PAYMENT TO THE CANADIAN CUSTOMS AND REVENUE AGENCY. IF A TAX LIABILITY EXISTS, GENSCI REGENERATION WILL HAVE TO HOLD BACK, AND SELL INTO THE MARKET, A SUFFICIENT NUMBER OF THE ISOTIS SHARES TO PAY THE LIABILITY. HOWEVER, NEITHER THE MAGNITUDE OF THE TAX LIABILITY NOR THE NUMBER OF ISOTIS SHARES THAT WILL NEED TO BE HELD BACK TO PAY FOR THE TAX LIABILITY CAN BE DETERMINED AT THIS TIME. SEE "PART E - GENSCI REGENERATION SHAREHOLDER INFORMATION - CANADIAN FEDERAL INCOME TAX CONSIDERATION".

No fractional IsoTis Shares and no fractional Residualco Class A Shares will be issued in connection with the foregoing.

GenSci OrthoBiologics (as defined) as it will be acquired by IsoTis pursuant to the Transaction, will consist of the following items:

o    all of the issued and outstanding shares of GenSci US Subsidiary;

o intercompany receivables, which were US$ 24.1 million as of March 31, 2003, payable by GenSci US Subsidiary to GenSci Regeneration (defined as 'GenSci US Subsidiary Loans');

o (i) the Product and Technology Licensing, Equipment Lease and Purchase Option Agreement between GenSci Regeneration and BioInterfaces dated 10 January 2003, and (ii) the peptide technology license agreement between GenSci Regeneration and Osteopharm Inc. dated December 15, 2001 (defined as the 'GenSci Regeneration Licenses');

o the trademarks as listed in Appendix A attached to the Plan of Arrangement (defined as the 'GenSci Trademarks').

IsoTis, having acquired GenSci OrthoBiologics, will be an enlarged corporate group which will continue to operate under the registered name IsoTis SA and use the tradename "IsoTis OrthoBiologics". The IsoTis Shares will trade on Euronext and the SWX in Europe. In the Arrangement Agreement, IsoTis agreed to use its reasonable best efforts to cause its shares to become listed for trading on TSX, the Nasdaq or the AMEX within 12 months of the Effective Date, if market conditions allow.

IsoTis has received conditional approval to list the IsoTis Shares (including the IsoTis Exchange Shares) on TSX. Listing is subject to IsoTis filing additional documentation and entering into a listing agreement with TSX. Listing on TSX is still under consideration by the IsoTis Board and there is no assurance that IsoTis will agree to do so. However IsoTis Shares are freely tradeable in Canada and the US and may be bought and sold by North American shareholders through their broker on the SWX or Euronext (subject to certain restrictions applicable to shareholders who are affiliates of the companies, see 'Part E - GenSci Regeneration Shareholder Information - Issue and Resale of IsoTis Shares and Residualco Class A Shares - United States Securities Laws'). Most, if not all, brokers have correspondent firms which can do this.

GenSci Regeneration Shareholders will end up owning up to 40% of IsoTis (assuming no Dissenting Shareholders) on a fully diluted basis. GenSci Regeneration will also effect a share consolidation as a part of the Arrangement. GenSci Regeneration Shareholders will also receive Residualco Class A (post-consolidation) common shares in the Arrangement. Subject to shareholder approval, GenSci Regeneration is proposing to change its name to SMC Ventures Inc. Residualco will seek to sell its 60% interest in GenSci OCF thereby divesting itself of all its interest in its subsidiaries. Afterwards, Residualco will be a company with fewer assets. Accordingly, after the Arrangement, Residualco may no longer be eligible for listing on TSX. If so, it will seek a listing of its shares on NEX.

Under the Arrangement, holders of GenSci Regeneration Warrants and GenSci Regeneration Options will need to decide whether to exercise their GenSci Regeneration Warrants and GenSci Regeneration Options before the Effective Date and participate in the Arrangement as GenSci Regeneration Shareholders or not. GenSci Regeneration Warrants or GenSci Regeneration Options will not be exchanged for IsoTis warrants or IsoTis options to acquire IsoTis Shares in the Arrangement. Subject to certain conditions, IsoTis has agreed to grant fresh IsoTis options to acquire IsoTis Shares to GenSci Continuing Service Providers. See 'Part D - The Arrangement - Treatment of Outstanding Options'.


REASONS FOR THE TRANSACTION

The Arrangement will create a dedicated and global orthobiologics player focused on the market of orthopaedics and bone graft substitutes. The Combination will have a broad presence in both "natural" demineralised bone matrix (DBM) products and "synthetic" bone graft substitutes. As DBM products are more common in North America and synthetic bone graft substitutes are more common in Europe, the IsoTis/GenSci OrthoBiologics product portfolio is well positioned to capitalize on significant commercial opportunities in both of these major markets.

Further, the Combination expects to sustain continued long-term growth in revenues through immediate development of its innovative orthobiologics pipeline. The two companies have already identified a variety of ongoing product development programs that have the potential to lead to breakthrough products in musculoskeletal repair.


COMMITMENTS TO SUPPORT THE ARRANGEMENT

IsoTis has entered into Support Agreements with a number of GenSci Regeneration Shareholders. Subject to the terms and conditions of the Support Agreements, these GenSci Regeneration Shareholders have agreed to vote all GenSci Regeneration Shares beneficially owned in favour of the Arrangement Resolution. These GenSci Regeneration Shareholders hold approximately 26% of the outstanding GenSci Regeneration Shares.

CONDITIONS PRECEDENT TO THE TRANSACTION

The Transaction is subject to certain mutual conditions precedent customary to transactions of this type, including, but not limited to, the following conditions:

o    Respective shareholder approvals;

o    Approval of the Supreme Court of British Columbia;

o    Swiss, Dutch and Canadian stock exchange and other regulatory approvals;

o Accuracy of all representations and warranties and performance of covenants; and

o    GenSci US Subsidiary's emergence from Chapter 11.

In the paragraphs below the approval procedure by the Supreme Court of British Columbia and GenSci OrthoBiologics' emergence from Chapter 11 will be discussed in more detail.


TERMINATION

The Arrangement Agreement may be terminated before the Effective Date

(a)  by the mutual agreement of GenSci Regeneration and IsoTis,

(b) by either GenSci Regeneration or IsoTis, if any law or regulation is passed that makes consummation of the transactions contemplated by the Arrangement Agreement illegal or otherwise prohibited or if any injunction, order or decree enjoining IsoTis or GenSci Regeneration from consummating the transactions contemplated by the Arrangement Agreement is entered and such injunction, order or decree will become final and non-appealable,

(c)  by IsoTis if

     (i) the GenSci Regeneration Board or any committee of the GenSci Regeneration Board fails to recommend, or withdraws, modifies or changes in a manner adverse to IsoTis, its approval or recommendation of the Arrangement Agreement, or recommends an Acquisition Proposal,

     (ii) the GenSci Regeneration Board or any committee of the GenSci Regeneration Board shall have approved or recommended any Acquisition Proposal,

     (iii) GenSci Regeneration shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal,

     (iv) a take-over bid relating to the GenSci Regeneration Shares shall have been commenced by a Person unaffiliated with IsoTis and GenSci Regeneration shall not have sent to the GenSci Regeneration Shareholders, within ten (10) Business Days after such take-over bid is first published, sent or given, a statement disclosing that GenSci Regeneration recommends rejection of such take- over bid, or

     (v) GenSci Regeneration (or any of its officers or directors) shall have provided any recommendation to the GenSci Regeneration Meeting or the Court in connection with the Final Order inconsistent with unanimous recommendation in favour of the Arrangement,

(d) by GenSci Regeneration in order to enter into a definitive written agreement with respect to a Superior Proposal,

(e) by GenSci Regeneration or IsoTis if GenSci Regeneration Shareholder approval is not obtained by reason of the failure to obtain the required vote at the GenSci Regeneration Meeting, or

(f) by GenSci Regeneration or IsoTis if IsoTis Shareholder approval is not obtained by reason of the failure to obtain the required vote at the IsoTis Meeting.

The parties agreed that under certain circumstances of termination, GenSci Regeneration will pay to IsoTis a C$500,000 termination fee.


CONDITIONS TO CLOSING

The Arrangement Agreement provides that the parties' obligations to complete the Arrangement are subject to the satisfaction, on or before the Effective Date, or such earlier date as is specified in the Arrangement Agreement, of certain mutual and individual conditions precedent. If any such condition is not satisfied prior to the relevant time, then the Arrangement Agreement may be terminated. This would terminate the obligations of GenSci Regeneration and IsoTis under the Arrangement Agreement except as otherwise provided in the Arrangement Agreement, but without detracting from the rights of the non-breaching party arising from any breach by the breaching party but for which the condition would have been satisfied.

The mutual conditions precedent to closing include (a) the approval of the Arrangement, with or without amendment, and the transactions contemplated by the Arrangement, by GenSci Regeneration Shareholders at the GenSci Regeneration Meeting in accordance with the Interim Order; (b) the approval of the issuance of sufficient IsoTis Shares to effect the Arrangement, with or without amendment, by the IsoTis Shareholders at the IsoTis Meeting; (c) the granting of the Final Order by the Court satisfactory to each of IsoTis and GenSci Regeneration; and (d) the receipt of all other consents, orders, regulations and approvals (including regulatory and judicial) approvals and orders necessary for the completion of the transactions contemplated by the Arrangement Agreement.

The conditions precedent to IsoTis closing include (a) IsoTis shall be satisfied that no Material Adverse Change has occurred with respect to GenSci Regeneration or a GenSci Regeneration Subsidiary from May 31, 2003 to the Effective Date; (b) each representation and warranty of GenSci Regeneration contained in the Arrangement Agreement shall have been and be true and correct in all material respects on the signing of the Arrangement Agreement and on and as of the Effective Date; (c) each of the covenants, acts and undertakings of GenSci Regeneration shall have been performed; (d) IsoTis shall have received all requisite regulatory approvals reasonably necessary to complete the Arrangement; (e) Dissent Rights will not have been exercised prior to the Effective Date by holders of GenSci Regeneration Shareholders representing in the aggregate 10% or more of the total number of GenSci Regeneration Shares outstanding at such time; and (f) the Bankruptcy Plan and any documents to be filed in connection therewith shall have been approved by the Bankruptcy Court.

The conditions precedent to GenSci Regeneration closing include (a) GenSci Regeneration shall be satisfied that no Material Adverse Change has occurred with respect to IsoTis from May 31, 2003 to the Effective Date; (b) each representation and warranty of IsoTis contained in the Arrangement Agreement shall have been and be true and correct in all material respects on the signing of the Arrangement Agreement and on and as of the Effective Date; (c) each of the covenants, acts and undertakings of IsoTis shall have been performed.


COURT APPROVAL

The Arrangement requires approval from the Supreme Court of British Columbia, Canada. Prior to sending this Information Circular, GenSci Regeneration obtained the Interim Order which, among other things, directs that the GenSci Regeneration Shareholders be asked to consider and vote upon the Arrangement Resolution. The Notice of Motion for the Final Order appears in 'Notices for the GenSci Regeneration Shareholders'.

As set out in the Notice of Motion, the hearing in respect of the Final Order is scheduled to take place in early October 2003, subject to the receipt of the requisite approvals of the GenSci Regeneration Shareholders at the GenSci Regeneration Meeting. At that hearing, all holders of GenSci Regeneration Shares and other interested parties who wish to participate or to be represented or to present evidence or arguments may do so, by complying with the requirements described in the Notice of Motion and Interim Order.

The authority of the Court under the Company Act is very broad. The Court may make any inquiry it considers appropriate with respect to the Arrangement. The Court will consider, among other things, the fairness of the Arrangement to the GenSci Regeneration Shareholders. The Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions as the Court thinks fit. The Arrangement will not proceed if it is not approved by the required votes of GenSci Regeneration Shareholders at the GenSci Regeneration Meeting or it is not approved by the Court.

The Final Order must be in a form satisfactory to IsoTis.


EMERGENCE FROM CHAPTER 11

The Arrangement is conditional upon the GenSci US Subsidiary's Plan of Reorganisation being approved by the Bankruptcy Court and its emergence from the protection of Chapter 11 of the Bankruptcy Code.


EFFECTIVE DATE OF THE TRANSACTION

Provided the requisite GenSci Regeneration Shareholders and Court approvals are received and IsoTis Shareholders have approved the issuance of the IsoTis Exchange Shares and other conditions precedent are satisfied or waived, the Arrangement will be effected by the filing of the Final Order with the Registrar in accordance with the provisions of the Company Act. The Arrangement will become effective on the date on which the Final Order is accepted for filing by the Registrar under Section 252 of the Company Act of British Columbia, Canada (the "Effective Date").


ISOTIS AND RESIDUALCO AFTER THE ARRANGEMENT

Upon the completion of the Arrangement, GenSci Regeneration will have transferred GenSci OrthoBiologics to IsoTis, so GenSci US Subsidiary will become a wholly-owned subsidiary of IsoTis. The objective of IsoTis is to become an orthobiologics leader with global presence. Management of IsoTis notes industry growth forecasts and expects profitability in 2005. To achieve this, IsoTis may continue to develop its internal programs and pipeline and may in-license and acquire new opportunities which can be profitably developed.

Also, upon the completion of the Arrangement, GenSci Regeneration will have effected a ten (old) share for one (new) share consolidation. GenSci Regeneration Shareholders will also receive Class A (post-consolidation) common shares of GenSci Regeneration in the

Arrangement. Subject to shareholder approval, GenSci Regeneration is proposing to change its name to SMC Ventures Inc. Residualco will seek to sell its 60% interest in GenSci OCF thereby divesting itself of all its interest in its subsidiaries. Afterwards, Residualco will be a company with fewer assets. Accordingly, after the Arrangement, Residualco may no longer be eligible for listing on TSX. If so, it will seek a listing of its shares on NEX.


STOCK EXCHANGE LISTINGS AFTER THE EFFECTIVE DATE

Upon the Effective Date the IsoTis Shares will continue to be listed on SWX and Euronext. Residualco may no longer be eligible for listing on TSX and if so, it will seek a listing of its shares on NEX.

Applications will be made to SWX and Euronext to approve the listing of the IsoTis Exchange Shares to be issued in connection with the Arrangement. In addition, application will be made to SWX and Euronext to approve the listing of the IsoTis Shares, based on conditional capital and issuable upon the exercise of options to be issued by IsoTis to the GenSci Continuing Service Providers in accordance with the Arrangement Agreement. It is a condition to the completion of the Arrangement that the approval be received from SWX and Euronext to the listing of the IsoTis Exchange Shares to be issued in connection with the Arrangement. The IsoTis Exchange Shares will be made available to GenSci Shareholders other than Dissenting Shareholders forthwith after the Effective Date of the Plan of Arrangement. It is expected that trading in IsoTis Exchange Shares will commence on Euronext and the SWX on the date the IsoTis Exchange Shares will be made available to GenSci Shareholders, barring unforeseen circumstances. In the Arrangement Agreement, IsoTis agreed to use its reasonable best efforts to cause its shares to become listed for trading on TSX, the Nasdaq or the AMEX within 12 months of the Effective Date, if market conditions allow.

IsoTis has received conditional approval to list the IsoTis Shares (including the IsoTis Exchange Shares) on TSX. Listing is subject to IsoTis filing additional documentation and entering into a listing agreement with TSX. Listing on TSX is still under consideration by the IsoTis Board and there is no assurance that IsoTis will agree to do so. However IsoTis Shares are freely tradeable in Canada and the US and may be bought and sold by North American shareholders through their broker on the SWX or the Euronext (subject to certain restrictions applicable to shareholders who are affiliates of the companies, see 'Part E - GenSci Regeneration Shareholder Information - Issue and Resale of IsoTis Shares and Residualco Class A Shares - United States Securities Laws'). Most, if not all, brokers have correspondent firms which can do this.


INFORMATION FOR THE GENSCI REGENERATION SHAREHOLDERS

ENGAGEMENT OF DLOUHY

The GenSci Independent Committee has received a Fairness Opinion from Dlouhy, which is attached as Appendix E to this Information Circular. Dlouhy has concluded that the terms of the Arrangement are fair, from a financial point of view, to the GenSci Regeneration Shareholders.


THE GENSCI INDEPENDENT COMMITTEE

Following the execution of the Arrangement Agreement, the GenSci Independent Committee was created by the GenSci Regeneration Board to review the Arrangement and to make recommendations to the GenSci Regeneration Board. Based on the advice of Stirling, the Fairness Opinion of Dlouhy and the reasons described herein, the GenSci Independent Committee is unanimously of the view that the Arrangement is in the best interests of GenSci Regeneration Shareholders. The GenSci Independent Committee recommended that the GenSci Regeneration Board approve the Arrangement for submission to the GenSci Regeneration Shareholders. See 'Part D - The Arrangement - Deliberations of the Independent Committee and Recommendations of the Independent Committee'.

OTHER GENSCI REGENERATION BUSINESS

Disposition of GenSci OCF Inc.

Upon conclusion of the Arrangement, all of the GenSci OrthoBiologics business shall have been transferred to IsoTis and the GenSci US Subsidiary will become a wholly-owned subsidiary of IsoTis. Concurrently with the completion of the Arrangement, Residualco will be seeking to sell its 60% interest in GenSci OCF, thereby divesting itself of all of its interest in its subsidiaries. Thereafter, Residualco will be a shell company with minimal assets.

At the time of the proposed sale of its 60% interest in GenSci OCF, that asset will likely be the only asset held by Residualco. Section 126 of the Company Act requires that shareholder approval, by special resolution, is required to authorize the directors of a company to sell, lease or otherwise dispose of the whole or substantially the whole of the undertaking of a company. Accordingly, GenSci Regeneration Management is asking shareholders to consider and, if deemed advisable, to pass the Section 126 Resolution, which would permit Residualco to sell its interest in GenSci OCF.

Pursuant to section 207 of the Company Act, which is attached hereto as Appendix D, a shareholder has the right to dissent (the "Section 126 Dissent Rights") with respect to the Section 126 Resolution and, if the Section 126 Resolution is approved and the GenSci OCF asset is sold, to be paid the fair value of their shares upon strict compliance with the requirements of section 207 of the Company Act.


MDS Warrant

In May 2003 GenSci Regeneration accepted a Term Sheet from MDS Capital Corporation, on behalf of a syndicate of investors, under which the investors agreed to provide a loan facility (the "MDS Loan") to GenSci Regeneration in the principal amount of C$7,500,000, to be secured by units of secured subordinated notes and up to 11,250,000 common share purchase warrants (the "MDS Warrants").

The MDS Loan was required as an alternative financing arrangement to fund the Settlement Agreement with Osteotech in the event the Arrangement is not completed. If the Arrangement is completed the MDS Loan will not be required and the MDS Warrants will not be issued, except for 2,000,000 of the MDS Warrants (the "MDS Commitment Warrants") which GenSci Regeneration agreed to issue to the syndicate of investors, subject to regulatory approval, upon the issuance of a commitment letter to GenSci Regeneration.

Under the rules of TSX, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement or similar transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions. The application of TSX 25% Rule means that GenSci Regeneration will not receive TSX approval of the MDS Warrants without shareholder approval.

Accordingly, the MDS Warrants were conditionally approved by TSX, subject to shareholder approval. GenSci Regeneration's issued and outstanding share capital is currently 52,923,541 common shares. GenSci Regeneration is proposing that the GenSci Regeneration Shareholders authorize GenSci Regeneration to issue, or make subject to issue, 11,250,000 common share purchase warrants in respect of the MDS Warrants.

Any member of the syndicate who is not at arm's length to GenSci Regeneration will not be permitted to vote in respect of this transaction. GenSci Regeneration Management is asking GenSci Regeneration Shareholders (other than syndicate members who are non-arm's length to GenSci Regeneration) to consider and, if deemed advisable, to pass the Share Issuance Resolution so as to allow GenSci Regeneration to issue the MDS Commitment Warrants and, if the MDS Loan is advanced, the balance of the MDS Warrants.

RECOMMENDATION OF THE GENSCI REGENERATION BOARD

AFTER DUE CONSIDERATION OF THE RECOMMENDATIONS OF THE GENSCI INDEPENDENT COMMITTEE AND AFTER DUE CONSIDERATION OF THE ADVICE OF STIRLING AND THE FAIRNESS OPINION OF DLOUHY, THE GENSCI REGENERATION BOARD HAS DETERMINED THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF GENSCI REGENERATION SHAREHOLDERS. THE GENSCI REGENERATION BOARD UNANIMOUSLY RECOMMENDS THAT THE GENSCI REGENERATION SHAREHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION.


SHAREHOLDER APPROVALS

GenSci Regeneration Shareholders are entitled to vote at the GenSci Regeneration Meeting on the basis of one vote for each GenSci Regeneration Share held.

The Interim Order provides that, in order for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without variation, by the affirmative vote of not less than three-quarters of the votes cast in respect thereof by the holders of GenSci Regeneration Shares.

For the Arrangement to be approved by GenSci Regeneration Shareholders in accordance with section 252(8) of the Company Act and the Interim Order, the Arrangement Resolution must also be passed by a majority of the votes cast by the "GenSci Regeneration Minority Shareholders" present or represented by proxy at the GenSci Regeneration Meeting. The GenSci Continuing Service Providers will all be Excluded Shareholders on the second of two motions to approve the Arrangement Agreement. See 'Part D - The Arrangement - Shareholder Approvals'.

The GenSci Regeneration Shareholders who have entered into Support Agreements (who together hold approximately 26% of the outstanding GenSci Regeneration Shares) have agreed to vote all GenSci Regeneration Shares beneficially owned in favour of the Arrangement Resolution.

The Name Change Resolution is also a special resolution which must be passed, with or without alteration, by the affirmative vote of not less than three-quarters of the votes cast in respect thereof by the holders of the GenSci Regeneration Shares.

The quorum required for the transaction of the business at the GenSci Regeneration Meeting is one person present in person or by proxy, entitled to vote thereat and representing, personally or by proxy, the holders of GenSci Regeneration Shares carrying not fewer than 5% of the outstanding GenSci Regeneration Shares.


RIGHTS OF DISSENT - ARRANGEMENT RESOLUTION

GenSci Regeneration Shareholders have the right to dissent to the Arrangement Resolution and to be paid the fair value of their shares upon strict compliance with Part 3 of the Plan of Arrangement and the provisions of
Section 207 of the Company Act. PURSUANT TO THE TERMS OF THE ARRANGEMENT AGREEMENT, THE OBLIGATION OF ISOTIS TO COMPLETE THE ARRANGEMENT IS CONDITIONAL UPON GENSCI REGENERATION NOT HAVING RECEIVED NOTICES OF DISSENT IN RESPECT OF MORE THAN 10% OF THE NUMBER OF GENSCI REGENERATION SHARES OUTSTANDING AS AT THE EFFECTIVE DATE. See 'Part E - GenSci Regeneration Shareholder Information
- Rights of Dissenting Shareholders'.


SECTION 126 DISSENT RIGHTS

Pursuant to section 207 of the Company Act, which is attached hereto as Appendix D, a shareholder also has the right to dissent (the "Section 126 Dissent Rights") with respect to the Section 126 Resolution and, if the
Section 126 Resolution is approved and the GenSci OCF asset is sold, to be paid the fair value of their shares upon strict compliance with the requirements of section 207 of the Company Act.

TIME, DATE AND PLACE OF THE GENSCI REGENERATION MEETING

The GenSci Regeneration Meeting will be held on Tuesday, September 30, 2003 at
10.00 a.m. (Vancouver time) in the Boardroom at McCullough O'Connor Irwin, 1100 - 888 Dunsmuir Street, Vancouver, British Columbia V6C 3K4. The GenSci Regeneration Meeting has been called for the following purposes:

1. to consider and, if deemed advisable to pass the Arrangement Resolution approving the Arrangement;

2. to consider and, if deemed advisable to pass the Name Change Resolution approving the Name Change;

3. to consider and, if deemed advisable to pass the Section 126 Resolution authorizing the directors of GenSci Regeneration to undertake the Section 126 Transaction;

4. to consider and, if deemed advisable to pass the Share Issuance Resolution authorizing GenSci Regeneration to undertake the Share Issuance Transactions; and

5. to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

INFORMATION FOR THE ISOTIS SHAREHOLDERS


RECOMMENDATION OF THE ISOTIS MANAGEMENT AND ISOTIS BOARD

The IsoTis Management and IsoTis Board have unanimously determined that the Transaction is in the best interests of IsoTis and its IsoTis Shareholders. The IsoTis Management and IsoTis Board unanimously recommend that the IsoTis Shareholders vote in favour of the resolution of the IsoTis General Meeting of Shareholders approving the issuance of IsoTis Exchange Shares and the other subjects tabled to make the Transaction effective.


TIME, DATE AND PLACE OF THE ISOTIS MEETING

The extraordinary IsoTis General Meeting of Shareholders will be held on October 1, 2003 at 9am at the Olympic Museum in Lausanne.

The Agenda for this meeting shall include the following items:

o ordinary increase of the share capital for the issuance of the IsoTis Exchange Shares;

o    increase of the conditional capital for IsoTis Stock Option Plans;

o amendment of the Articles of Association IsoTis to increase the mandatory bid threshold provided by SESTA to 40 per cent.

o nomination of James S. Trotman, Darrell Elliott and Daniel Kollin as members of the IsoTis Board effective on the Effective date;

o release of Rob Zegelaar as member of the IsoTis Board who will resign on or before the Effective Date; and

o nomination of a Special Auditor for some attestations related to the execution of increase of the share capital.

The IsoTis Meeting will be convened by publication of a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) and The Official Daily List (Officiele Prijscourant) of Euronext on or before September 10, 2003 and by letter sent the same day to all IsoTis Shareholders recorded in the IsoTis Share Register, according to the Articles of Association IsoTis.


SELECTED PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed consolidated and combined financial information is based on the assumptions described in the respective notes to the IsoTis unaudited pro forma condensed combined financial statements and the Residualco unaudited pro forma condensed consolidated financial statements attached hereto. The unaudited pro forma condensed consolidated and combined financial statements as of June 30, 2003 and for the six months then ended have been prepared based on the assumption, among other things, that the Arrangement had occurred on June 30, 2003, for the purposes of the balance sheet, and on 1 January, 2002, for the purposes of the statement of operations. The unaudited pro forma condensed consolidated and combined financial statements are not necessarily indicative of what IsoTis' and Residualco's consolidated financial positions and operations would have been if the events reflected therein had been in effect on the dates indicated, nor do they purport to project IsoTis' or Residualco's consolidated financial position or operations for any future periods. The unaudited pro forma condensed consolidated and combined financial statements are based on certain assumptions and adjustments, including the non-recurring expenditures related to the Arrangement. The selected unaudited pro forma condensed consolidated and combined financial information should be read in conjunction with the description of the Arrangement and the pro forma condensed consolidated and combined financial statements and the audited and unaudited financial statements of Residualco and IsoTis forming part of this Information Circular.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF FINANCIAL POSITION OF ISOTIS SA

                                                     AS OF JUNE 30, 2003                  AS OF DECEMBER 31, 2002
                                                      (EURO)             (US $)              (EURO)             (US $)
                                               -------------       ------------       -------------       ------------
Assets
Current assets:
Cash and cash equivalents
                                               E  64,009,262       $ 73,501,836       E  77,100,436       $ 80,901,487
Trade receivables, net                             3,306,505          3,796,860           2,643,914          2,774,259
Processing costs and inventories                   7,326,435          8,412,945           5,878,221          6,168,017
Prepaid expenses and other current assets          3,861,103          4,433,705           3,312,191          3,475,482
                                               -------------       ------------       -------------       ------------
Total current assets                              78,503,305         90,145,346          88,934,762         93,319,245
                                               -------------       ------------       -------------       ------------
Non-current assets:
Restricted cash                                      483,172            554,826             516,661            542,132
Property, plant and equipment, net                 5,487,369          6,301,146           6,967,141          7,310,621
Goodwill                                          14,327,991         16,452,832          15,784,999         16,563,199
Intangible assets, net                            20,669,176         23,734,415          21,650,325         22,717,686
                                               -------------       ------------       -------------       ------------
Total non-current assets                          40,967,708         47,043,219          44,919,126         47,133,638
                                               -------------       ------------       -------------       ------------
Total assets                                   E 119,471,013       $137,188,565       E 133,853,888       $140,452,883
                                               =============       ============       =============       ============

Liabilities and shareholders' equity
Current liabilities:
Trade payables and other current               E   6,500,269       $  7,464,260       E   9,934,594       $ 10,424,369
   liabilities
Deferred revenue                                     246,309            282,837             323,749            339,710
Current portion of capital lease                     737,730            847,135             773,310            811,434
   obligations
Current portion of interest- bearing               4,026,839          4,624,019           2,846,574          2,986,910
   loans and borrowings
Current liabilities subject to compromise          6,344,399          7,285,273           7,434,659          7,801,188
                                               -------------       ------------       -------------       ------------
Total current liabilities                         17,855,546         20,503,524          21,312,886         22,363,611
                                               -------------       ------------       -------------       ------------
Non-current liabilities:
Capital lease obligations                            187,565            215,381             421,792            442,586
Interest-bearing loans and borrowings              4,394,071          5,045,712           4,399,648          4,616,551
                                               -------------       ------------       -------------       ------------
Total non-current liabilities                      4,581,636          5,261,093           4,821,440          5,059,137
Minority interest                                    921,651          1,058,332           1,210,838          1,270,531
                                               -------------       ------------       -------------       ------------
Shareholders' equity                              96,112,180        110,365,616         106,508,724        111,759,604
                                               -------------       ------------       -------------       ------------
Total liabilities and shareholders'            E 119,471,013       $137,188,565       E 133,853,888       $140,452,883
   equity                                      =============       ============       =============       ============



UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS OF ISOTIS SA

                                       SIX-MONTHS ENDED JUNE 30,                      YEAR ENDED DECEMBER 31,
                                                    2003                                        2002
                                               (EURO)                (US $)               (EURO)                (US $)
Revenues
Product sales
                                         E 10,645,709          $ 11,771,379         E 24,795,542          $ 23,401,156
Grants and other                              226,672               250,470            2,136,720             2,021,123
                                         ------------          ------------         ------------          ------------
Total revenues                             10,872,381            12,021,849           26,932,262            25,422,279
                                         ============          ============         ============          ============
Costs and expenses
Costs of sales                              3,999,833             4,422,685           11,259,390            10,626,285
Reserve for litigation verdict                 12,810                14,166            1,151,600             1,086,663
Research and development                    8,522,097             9,418,482           23,417,185            22,139,552
Marketing, General and                      9,932,573            10,954,930           25,994,743            24,559,497
Administrative
Reorganization costs                          245,478               271,453              828,587               781,864
Impairment of long lived assets                     -                     -            2,950,754             2,791,118
                                         ------------          ------------         ------------          ------------
Total operating expenses                   22,712,791            25,081,716           65,602,259            61,984,979
Loss from operations                      (11,840,410)          (13,059,867)         (38,669,997)           36,562,700)
                                         ------------          ------------         ------------          ------------
Interest income                               651,709               720,145            2,389,388             2,260,089
Interest expense                              (96,640)             (106,790)            (142,930)             (135,130)
                                         ------------          ------------         ------------          ------------
Loss before taxes, minority
interest discontinued
operations and extraordinary
item                                      (11,285,341)          (12,446,512)         (36,423,539)          (34,437,741)
Provision for income taxes                          -                     -                    -                     -
Minority interest                             129,494               143,091               95,530                90,362
                                         ------------          ------------         ------------          ------------
Net loss from continuing
operations before
extraordinary item                        (11,155,847)          (12,303,421)         (36,328,009)          (34,347,379)
                                         ------------          ------------         ------------          ------------
Net loss from discontinued
opertions, net                              (254,628)             (281,364)                    -                     -
Net loss before extraordinary                       -                     -          (36,328,009)          (34,347,379)
item
Extraordinary gain from
negative goodwill                                   -                     -              360,823               341,302
                                         ------------          ------------         ------------          ------------
Net loss                                 E(11,410,475)         ($12,584,785)        (E35,967,186)         ($34,006,077)
                                         ============          ============         ============          ============
Basic and diluted net loss per
share
Before discontinued operations
and extraordinary items                  E      (0.16)         $      (0.18)        E      (0.53)         $      (0.50)
Discontinued operations                         (0.01)                    -                    -                     -
Before extraordinary item                       (0.17)                (0.18)               (0.53)                (0.50)
Extraordinary item                                  -                     -                 0.01                  0.01
Net loss per share                       E      (0.16)         $      (0.18)        E      (0.52)         $      (0.49)
                                           ----------          ------------           ----------          ------------
Weighted average shares
outstanding                                68,849,625            68,849,625           68,743,690            68,743,690



UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS OF RESIDUALCO
(Canadian GAAP and in Canadian dollars)

                                                                           AS AT
                                                                                DECEMBER 31,
                                                               JUNE 30, 2003            2002
                                                               -------------    ------------
ASSETS
Current
Cash and cash equivalents                                            345,087         337,540
Short-term investments                                                    --          90,000
Accounts receivable, net                                             316,938         281,117
Other receivable                                                          --         175,000
Processing costs and inventory, net                                  384,697         904,725
Prepaid expenses and deposits                                         46,524          15,034
                                                               -------------    ------------
Total current assets                                               1,093,246       1,803,416
                                                               -------------    ------------
Capital assets, net                                                   14,964          16,084
Goodwill                                                             469,828         469,828
Intangible assets, net                                               137,255         142,402
                                                               -------------    ------------
                                                                   1,715,293       2,431,730
                                                               =============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities not subject to compromise
Accounts payable and accrued liabilities                             310,176         358,508
Current liabilities subject to compromise                            157,322         152,313
                                                               -------------    ------------
Total current liabilities                                            467,498         510,821
                                                               -------------    ------------
Shareholders' equity
Capital stock                                                     28,503,120      28,496,320
Contributed surplus                                                4,529,185       4,434,549
Deficit                                                         (31,784,510)    (31,009,960)
                                                               -------------    ------------
Total shareholders' equity                                         1,247,795       1,920,909
                                                               -------------    ------------
                                                                   1,715,293       2,431,730
                                                               =============    ============


UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF LOSS OF RESIDUALCO
(Canadian GAAP and in Canadian dollars)

                                                                 FOR THE SIX
                                                               MONTHS PERIOD
                                                               ENDED JUNE 30,      FOR THE YEAR ENDED
                                                                         2003       DECEMBER 31, 2002
                                                               --------------      ------------------
Revenues                                                            1,654,918               3,443,659
                                                               --------------      ------------------
Operating expenses
Cost of sales                                                         957,682               2,195,657
Marketing, general and administrative                                 675,825               1,868,555
Research and development                                               10,000                  21,188
                                                               --------------      ------------------
                                                                    1,643,507               4,085,400
                                                               --------------      ------------------
Income (loss) before the following                                     11,411               (641,741)
Interest income                                                         1,465                   9,406
Amortization                                                           (8,702)               (144,484)
Reorganization costs                                                  (73,582)               (129,474)
Write-down of intangible assets                                            -                 (457,955)
Reserve for litigation verdict                                             -                        -
                                                               --------------      ------------------
Loss from continuing operations                                       (69,408)             (1,364,248)
Gain from discontinued operations                                                             415,000
                                                               --------------      ------------------
Net loss for the period                                               (69,408)               (949,248)
                                                               ==============      ==================
Basic and diluted net loss per share
   From continuing operations                                         $ (0.01)                $ (0.26)
   From discontinued operations                                            -                     0.08
                                                               --------------      ------------------
Net loss per share                                                    $ (0.01)                $ (0.18)
                                                               ==============      ==================
Weighted average number of common shares outstanding                5,257,512               5,257,446



OTHER INFORMATION


ENVISAGED TIMETABLE

The following dates are all envisaged dates, barring any unforeseen circumstances
September 30, 2003                   GenSci Regeneration Meeting

October 1, 2003                      IsoTis Meeting

Early October 2003                   Supreme Court of British Columbia hearing to approve Plan of
                                     Arrangement

October 14, 2003                     California Bankruptcy Court hearing California for issuance of the
                                     Final Order in respect of the Plan of Reorganisation

October 24, 2003                     Publication of the listing prospectus in connection with the listing of the IsoTis Shares, including the IsoTis Exchange Shares on the SWX and Euronext

October 27, 2003                     Effective Date of the Plan of Arrangement / Bankruptcy Plan effective
                                     (subject to receipt of the Court Orders)

October 31, 2003                     Listing of the IsoTis Shares, including the IsoTis Exchange Shares on the SWX and Euronext and delivery of the IsoTis Exchange Shares to
                                     GenSci Regeneration Shareholders (subject to successfully closing the
                                     Transaction).

RECENT DEVELOPMENTS

On June 24, 2003, IsoTis and GenSci Regeneration announced the signing of a license agreement between IsoTis and the GenSci US Subsidiary that will allow both companies to immediately move forward with the integration of their development teams and product platforms in advance of the completion of the recently proposed Transaction. Under the license agreement, IsoTis gains access to the advanced carrier and delivery systems of GenSci OrthoBiologics.

On August 1, 2003, IsoTis and GenSci Regeneration announced the signing of a cross distribution agreement allowing the companies to actively integrate their commercial organisations in anticipation of the proposed Transaction. Under the agreements, the companies will sell and market each other's products in their respective main markets, and will be uniquely positioned to be among the few companies to offer surgeons a broad suite of superior natural (DBM) and synthetic bone graft substitutes.

On August 5, 2003, GenSci Regeneration announced that the US Bankruptcy Court, Central District of California, Santa Ana Division granted an order dismissing GenSci Regeneration from the jointly administered Chapter 11 case leaving its subsidiary, GenSci US Subsidiary, under the protection of Chapter 11. GenSci Regeneration requested that the order be granted, with the support of its creditors, so that GenSci Regeneration could proceed toward completion of the planned Transaction.

On August 18, 2003, IsoTis announced the signing of a worldwide exclusive licensing agreement for AlloxTM, its lead cell-based product for the treatment of chronic skin wounds, with Healthpoint, Ltd., a US-based market leader in advanced wound care, dermatology, and surgical products. Healthpoint has also taken a time-limited option on AcuDressTM and EpiDexTM, IsoTis' two other advanced wound care products. Under the terms of the agreement, IsoTis will complete the on-going European Phase II clinical trial, and file an Investigational New Drug (IND) application with the FDA. Subsequently, Healthpoint will be responsible for the clinical validation, market approval, and commercialization of AlloxTM in the US and in the rest of the world. In exchange, IsoTis will receive certain milestone payments, and share a percentage of product income.


STOCK EXCHANGE PRICES

The following table sets forth, for the date indicated, the closing sale price per share of GenSci
Regeneration Shares on TSX, and the IsoTis Shares on SWX and Euronext.

                                            GenSci
                                      Regeneration Shares              IsoTis Shares
-------------------------------- ----------------------------- ---------------------------------
                                           TSX (C$)            SWX (CHF)         Euronext (Euro)

YEAR-END
December, 2000                               0.64              21.00(1)               5.10(2)
December, 2001                               0.11               6.00(1)               3.10(2)
December, 2002                               0.20               1.37                  0.81

MONTH-END
2002
August                                       0.27               2.25(1)               2.00(2)
September                                    0.30               2.48(1)               1.55(2)
October                                      0.27               1.80(1)               1.58(2)
November                                     0.245              1.79(1)               1.31(2)
December                                     0.20               1.37                  0.81

2003
January                                      0.22               0.77                  0.50
February                                     0.255              0.80                  0.52
March                                        0.25               0.87                  0.58
April                                        0.495              1.03                  0.66
May                                          0.53               1.27                  0.86
June                                         0.67               1.91                  1.22
July                                         0.66               2.00                  1.27

DAILY CLOSING
June 2, 2003(3)                              0.53              1.28                   0.86
July 28, 2003                                0.74              2.00                   1.32
July 29, 2003                                0.69              2.00                   1.27
July 30, 2003                                0.67              1.99                   1.29
July 31, 2003                                0.66              2.00                   1.27
August 1, 2003                               0.68              1.97                   1.26
August 4, 2003                                 -               2.05                   1.32
August 5, 2003                               0.81              2.30                   1.49
August 6, 2003                               0.93              2.32                   1.47
August 7, 2003                               0.95              2.25                   1.42
August 8, 2003                               0.95              2.18                   1.40
August 11, 2003                              0.97              2.32                   1.47
August 12, 2003                              1.00              2.32                   1.49
August 13, 2003                              0.98              2.33                   1.47
August 14, 2003                              1.10              2.40                   1.52
August 15, 2003                              1.08              2.60                   1.65
August 18, 2003                              1.20              2.86                   1.82
August 19, 2003                              1.31              3.18                   2.06
August 20, 2003                              1.34              3.17                   2.00
August 21, 2003                              1.25              3.10                   2.00
August 22, 2003                              1.27              3.36                   2.16
August 25, 2003                              1.32              3.50                   2.21
August 26, 2003                              1.42              3.40                   2.30
August 27, 2003                              1.42              3.45                   2.20
August 28, 2003                              1.36              3.30                   2.15
August 29, 2003                              1.26              3.08                   2.10

----------
Source: Bloomberg
(1) Modex SA
(2) IsoTis NV (in December 2002, IsoTis N.V. Shareholders received 1.4 share Modex Therapeutiques S.A. per share IsoTis N.V.)
(3) June 2, 2003,  the last trading day on which the shares were traded prior to the first public  announcement  that IsoTis and
    GenSci Regeneration had agreed to the Arrangement.



[CHART OMITTED]

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In general, and subject to the detailed comments set out below under 'Part D - The Arrangement - Canadian Federal Income Tax Considerations', GenSci Regeneration will have a gain to the extent that the Purchase Price exceeds its adjusted cost base of GenSci OrthoBiologics. In addition, each GenSci Regeneration Shareholder who is resident in Canada and exchanges such GenSci Regeneration Shares for Residualco Class A Shares and IsoTis Shares pursuant to the Arrangement will realize a capital gain equal to the amount by which the fair market value of the IsoTis Shares (reduced by any deemed dividend referred to immediately below) exceeds the adjusted cost base of the GenSci Regeneration Shares to the GenSci Regeneration Shareholder. Each GenSci Regeneration Shareholder will also be deemed to have received a dividend as a result of the Transaction to the extent that the fair market value of the IsoTis Shares received in the Arrangement exceeds the paid up capital of the GenSci Regeneration Shares exchanged. Any capital gain or deemed dividend arising on the exchange will be subject to the normal rules under the Income Tax Act (Canada).


QUALIFICATION FOR INVESTMENT FOR CANADIANS

IsoTis Shares will constitute a "qualified investment" and "foreign property" for any trust governed by Canadian registered retirement savings plan, deferred profit sharing plan or registered retirement income fund as defined for the purposes of the ITA. For the purposes of computing any such trust's liability for foreign property tax under Part X of the ITA, the cost of any IsoTis Shares acquired by the trust pursuant to the Arrangement will equal the fair market value of the GenSci Regeneration Shares in exchange for which the IsoTis Shares were issued to the trust, less the fair market value of the Residualco Class A Shares also acquired in exchange for the GenSci Regeneration Shares.


US TAX CONSIDERATIONS

In general, and subject to the explanation set forth below under 'Part E - GenSci Regeneration Shareholder Information - Material US Federal Income Tax Considerations', the exchange of GenSci Regeneration Shares for Residualco Class A Shares pursuant to the Arrangement will not be a taxable event under the US Tax Code for US Shareholders. The exchange of GenSci Regeneration Class B shares for IsoTis Shares may be a taxable event under the US Tax Code for US Shareholders as either (i) a redemption of a portion of their interest in GenSci Regeneration which is not essentially equivalent to a dividend or (ii) a dividend. If the receipt of the IsoTis Shares is considered a redemption transaction, a US Shareholder will generally have capital gain or loss equal to the difference between the fair market value of the IsoTis Shares received and the US Shareholder's adjusted cost basis (generally the amount of paid-up capital) attributable to the portion of the US Shareholder's GenSci Regeneration Class B Shares deemed redeemed for the IsoTis Shares. Individual US Shareholders who have long-term capital gain are currently taxed at a maximum rate of 15%. If the distribution of the IsoTis Shares is treated as a dividend, the amount of the dividend is limited to the extent of GenSci Regeneration's earnings and profits. Thus, ordinary income is recognized to the extent of the US Shareholder's ratable share of GenSci Regeneration's earnings and profits. In addition, an individual US Shareholder who receives a dividend on an IsoTis Share will be required to include the full amount of the dividend in income in the year received to be taxed at 15%. (Dividends will be taxed at ordinary income rates after December 31, 2008.) A US Shareholder should consult with its tax advisor as to the tax consequences of the receipt of the IsoTis Shares.


SWISS FEDERAL WITHHOLDING TAX CONSIDERATIONS

In general, and subject to the detailed comments set out below under 'Part E - Swiss Tax Considerations', dividends and other distributions of profits and reserves made in cash or kind (including dividends on liquidation proceeds and stock dividends) by IsoTis to a holder of IsoTis Shares or a person/entity closely related to such a holder are subject to Swiss federal withholding tax at a rate of 35%. The withholding tax is reimbursed or credited to Swiss residents who correctly declare or book the (gross) income on which the withholding tax was retained and the wealth from which the income derives. Non-Swiss tax residents do in principle not have the right to claim refunding of the withholding tax. However, double tax treaties concluded by Switzerland provide, in general, for a total or partial reimbursement of the withholding tax retained on income from movable capital, if the conditions of the treaty are met.

PART C - DESCRIPTION OF THE COMPANIES


INFORMATION REGARDING THE COMBINATION

GENERAL AND BUSINESS OVERVIEW

OVERVIEW

The Transaction will create a dedicated and global orthobiology player focused on the growth market of bone graft substitution. The Combination would have had combined sales of US$ 23.4 million as of December 31, 2002, through its existing US and European distribution channels. Both GenSci Regeneration and IsoTis were recently restructured to focus their business and provide a natural match with an immediate presence in both synthetic and natural bone graft substitutes.

GenSci OrthoBiologics is recognised as a significant participant in the North American bone graft substitution market. Its OrthoBlast(R) II, DynaGraft(R) II, and Accell(R) DBM 100 product lines are well-recognised and accepted in the orthopaedic community. IsoTis contributes its innovative synthetic bone graft substitute OsSaturaTM to the Combination, its family of other small medical devices, and its promising PolyActiveTM BCP program, which constitutes a potential breakthrough in the treatment of osteochondral defects. In the first half year of 2003, OsSaturaTM received both the CE mark (on the claim of osteoconductivity and osteoinductivity) and FDA 510(k) approval (on the claim of osteoconductivity) in quick succession and has been contributing to revenues as of Q1, 2003. The CE mark allows IsoTis to market the product in the EU and the FDA 510(k) approval allows IsoTis to market the product in the US.

The existing operational infrastructure of the Combination in Europe and the US is of a high standard. IsoTis has GMP-approved and ISO-certified production facilities, laboratories and offices in Bilthoven, The Netherlands, as well as in Lausanne, Switzerland. GenSci OrthoBiologics has ISO-certified production facilities, labs and offices in Irvine, California, is accredited by the AATB and licensed by the FDA as an approved device manufacturer.

IsoTis has a solid cash position of E 68 million (US$ 78 million) at June 30, 2003. Furthermore, IsoTis has previously executed a complex cross border merger efficiently and on a timely basis.

For the financial year ended December 31, 2002, the Combination would have had pro forma combined revenues of US$ 25.4 million (of which US$ 23.4 million sales) and pro forma combined revenues of US$ 12.0 million (including sales of US$ 11.8 million) for the six months ended June 30, 2003 with approximately 185 employees at June 30, 2003.

INTERCORPORATE RELATIONSHIPS

The following diagram represents the intended intercorporate relationships between IsoTis and its subsidiaries following completion of the Transaction:



                                  |---------------------------------------------------|
                                  |                                                   |
                                  |                    IsoTis S.A.                    |
                                  |                   (Switzerland)                   |
                                  |                                                   |
                                  -----------------------------------------------------
                                     /                  \                          \
                                    /                    \                          \
                                   /                      \                          \
                                 99.4%                    100%                       100%
                                 /                          \                          \
                                /                            \                          \
                               /                              \                          \
                |--------------------------|   |--------------------------|   |--------------------------|
                |                          |   |   Modex Therapeutics(2)  |   |  GenSci OrthoBiologics,  |
                |        IsoTis N.V.       |   |           GmbH           |   |           Inc.           |
                |    (The Netherlands)     |   |         (Germany)        |   |       (Washington)       |
                |                          |   |                          |   |                          |
                ----------------------------   ----------------------------   ----------------------------
                         /       \
                        /         \
                       /           \
                      /             \
                    100%           100%
                    /                 \
                   /                   \
                  /                     \
                 /                       \
 |--------------------------|   |--------------------------|
 |                          |   |                          |
 |     IsoTis USA L.L.C.    |   |  IsoTis TE Facility B.V. |
 |         (Delaware)       |   |    (The Netherlands)     |
 |                          |   |                          |
 ----------------------------   ----------------------------


INTEGRATION

Upon the completion of the Arrangement, GenSci Regeneration will have transferred GenSci OrthoBiologics to IsoTis, and GenSci OrthoBiologics, Inc. (referred to in this Information Circular as GenSci US Subsidiary) will become a wholly-owned subsidiary of IsoTis. On June 24, 2003, IsoTis and GenSci Regeneration announced the signing of a licensing agreement that will allow both companies to immediately move forward with the integration of their development teams and product platforms in advance of the completion of the proposed Transaction.

Under the license agreement, IsoTis gains access to the advanced carrier and delivery systems of GenSci OrthoBiologics. The carrier system is a unique reverse-phase medium (RPM), so called because it is malleable at operating room temperature, but thickens at the surgical site's higher body temperature. The RPM technology provides exceptional handling and containment properties to GenSci OrthoBiologics' demineralised bone matrix (DBM) products. The proprietary reverse phase carrier system is currently being used in several of GenSci OrthoBiologics' DBM products, and has been a critical success factor in the rapid adoption of these products within the surgical community.

As part of the licensing agreement, GenSci US Subsidiary will receive an upfront payment, milestone payments and royalties on sales.

Both companies regard it as essential to integrate their teams and technologies quickly, and see this licensing agreement as a first concrete step towards forging the Combination while working towards the completion of the Arrangement. Combining the RPM and delivery systems with its lead product OsSaturaTM, a synthetic bone graft substitute that received the CE mark and FDA clearance earlier this year, will enable IsoTis to accelerate the expansion of its product range. The first project will focus on OsSaturaTM RPM for dental and maxillofacial reconstruction. GenSci OrthoBiologics will in turn get access to additional working capital to increase its inventory level and meet increasing market demand for its innovative products.

----------

(1) After the all share public offer by Modex Therapeutiques SA (name subsequently changed to IsoTis SA) for all IsoTis NV shares, IsoTis now holds 99.4% of the outstanding IsoTis NV shares, with the remaining 0.6 per cent. being held by minority shareholders. IsoTis is in the process of commencing the statutory buy-out proceedings of those minority shareholders under the Dutch Civil Code.

(2)  Inactive Company, will be dissolved.

On August 1, 2003, IsoTis and GenSci Regeneration announced the signing of a cross distribution agreement allowing the companies to actively integrate their commercial organisations in anticipation of the proposed merger. Under the agreements, the companies will sell and market each other's products in their respective main markets, and will be uniquely positioned to be among the few companies to offer surgeons a broad suite of superior natural (DBM) and synthetic bone graft substitutes. IsoTis will initiate distribution in Europe and the rest of the world of GenSci US Subsidiary's DBM products DynaGraft(R) II Putty and Gel, OrthoBlast(R) II Paste and Putty and Accell(R) DBM 100. GenSci US Subsidiary will start distributing IsoTis' synthetic bone graft substitute OsSaturaTM and its cement restrictor SynPlugTM in the Americas. The distribution agreements are fully reciprocal. Both arrangements are made in the ordinary course of business and are based on arm's length conditions.


ANTICIPATED CHANGES TO THE ISOTIS BOARD AND ISOTIS MANAGEMENT

The current directors of IsoTis, Aart Brouwer, Patrick Aebischer, Jacques Essinger, and Henjo Hielkema, will continue as members of the IsoTis Board in office after the Effective Date. Rob Zegelaar will resign to make room for three directors of GenSci Regeneration, James S. Trotman, Daniel Kollin and Darrell Elliott, to be elected at the IsoTis Meeting as directors of IsoTis, such election to be effective on the Effective Date, subject to the approval of the IsoTis Meeting.

For information regarding those IsoTis individuals and executive compensation please refer to 'Part C - Description of the Companies - IsoTis Board' and 'IsoTis Management'. For information regarding the GenSci Regeneration individuals please refer to 'Part C - Description of the Companies - Information Regarding the GenSci Group - Management and Employees'.

The current officers of IsoTis will continue in office after the Effective Date and will be joined by officers of GenSci Regeneration. The new titles of the IsoTis Management will be as follows:

-    Jacques R. Essinger, Chief Executive Officer (presently CEO of IsoTis)

-    James Hogan, President Europe (presently COO of IsoTis)

- John Kay, Chief Scientific Officer and Global Head of Research & Development (presently VP R&D of GenSci Regeneration)

-    Douglass Watson, President North America (presently CEO of GenSci
     Regeneration)

-    Pieter Wolters, Chief Financial Officer (presently CFO of IsoTis)


BUSINESS STRATEGY

The Transaction will create a company with immediate critical mass in the fast growing field of orthobiologics. The goal of the Combination is, based on sales growth and improving margins, to enter the top tier of the global orthobiology industry.

Management identified the following drivers for growing sales and improving margins:

LEVER EXISTING US DISTRIBUTION CHANNEL

The Combination will be able to help independent distributors to substantially increase sales to their existing customer base by:

- offering a combined "natural" and "synthetic" product mix, initially consisting of OrthoBlast(R) II, DynaGraft(R) II, Accell(R) DBM 100 and OsSaturaTM;

- having the technology and resources to develop and obtain approval for a series of new, superior products;

- having the means for a pointed "IsoTis OrthoBiologics" corporate marketing campaign; and

- providing ongoing product marketing support through sound scientific support for product claims.


ACCELERATE EUROPEAN AND OTHER INTERNATIONAL SALES

Where both companies separately lack the ideal product range and mix to generate meaningful near term European and other international sales, the combined product portfolio and IsoTis' existing European infrastructure will help accelerate the growth of the Combination's sales.


COMBINE NEW PRODUCT DEVELOPMENT

The Transaction will bring together GenSci's expertise in natural bone (demineralized bone matrix) and IsoTis' expertise in synthetic bone graft substitutes. Combining natural and synthetic technology will enable the Combination to obtain approval for a number of new, superior bone graft substitute products in the course of 2004 and 2005, and launch these products through the existing distribution channels. By 2006, the Combination expects to obtain regulatory approval for its potential breakthrough solution for osteochondral defects, PolyActiveTM BCP.

EXCLUSIVELY FOCUS ON ORTHOBIOLOGY AND APPLY A STRICT "MEDICAL DEVICE" PRODUCT DEVELOPMENT APPROACH

After the August 2003 announcement by IsoTis that it has licensed out its AlloxTM wound management technology, no further investments will be made in non-orthobiology activities. The wound management portfolio will be consolidated into a separate subsidiary to facilitate cost management as well as further out-licensing or partnering.

In the context of defining the strategy for the Combination, IsoTis recently decided to exclusively focus on products with "medical device" regulatory characteristics and to no longer pursue cell-based product development. PolyActiveTM BCP, a "materials only" approach will be developed to address the treatment of osteochondral defects.

As a consequence of these decisions, the jobs of the IsoTis employees who are currently working on the programs will become redundant, as well as a number of positions which in view of the reduced size and complexity of the organization can no longer be maintained.

Ongoing longer-term internal R&D programs will be pursued under a four-year cooperation agreement between IsoTis and Twente University. For a limited financial investment, IsoTis will have the exclusive right to further inventions by IsoTis original scientific founders, professors Klaas de Groot and Clemens van Blitterswijk, and a world-class group of researchers including 15 scientists currently employed by IsoTis will be transferred to Twente University.

The consequences of these organization adjustments will be a reduction of the European workforce from around 85 FTE's (excluding the 15 long term R&D employees to be transferred to Twente University at June 30, 2003) to around 60 FTE's dedicated to orthiobiologics by the end of 2003. The reorganisation is expected to result in a further substantial cost saving from year 2004 onwards.

FURTHER EXTERNAL GROWTH

While the Combination's 2004 intention is to focus on forging the two businesses into one global enterprise, it will remain open to add additional orthobiology products or pursue further external growth opportunities which have the potential to accelerate revenues and profitability.


FUTURE DIVIDEND POLICY

Neither GenSci Regeneration nor IsoTis have previously declared or paid dividends on their respective shares. The Combination expects to continue to incur losses until 2005 and dividends are not expected to be paid on the IsoTis Shares in the foreseeable future.


OUTLOOK

In light of recent revenue growth and market penetration trends of both companies' products, management of the Combination expects that full-year combined 2003 sales of the Combination will slightly exceed 2002 combined sales. In light of the merger benefits and the industry growth trends, management is confident that growth is sustainable for the mid to long-term, and management expects the Combination to become cash-flow break-even and profitable during 2005.

Please see 'Part A - Risk Factors' for a description of certain risk factors which could affect the future operations of IsoTis or the Combination and could cause those results to differ materially from those expressed in the outlook.

RECENT DEVELOPMENTS

On June 24, 2003, IsoTis and GenSci Regeneration announced the signing of a license agreement between IsoTis and the GenSci US Subsidiary that will allow both companies to immediately move forward with the integration of their development teams and product platforms in advance of the completion of the recently proposed Transaction. Under the license agreement, IsoTis gains access to the advanced carrier and delivery systems of GenSci OrthoBiologics.

On August 1, 2003, IsoTis and GenSci Regeneration announced the signing of a cross distribution agreement allowing the companies to actively integrate their commercial organisations in anticipation of the proposed Transaction. Under the agreements, the companies will sell and market each other's products in their respective main markets, and will be uniquely positioned to be among the few companies to offer surgeons a broad suite of superior natural (DBM) and synthetic bone graft substitutes.

On August 5, 2003, GenSci Regeneration announced that effective July 31, 2003, the US Bankruptcy Court, Central District of California, Santa Ana Division granted an order dismissing GenSci Regeneration from the jointly administered Chapter 11 case leaving its subsidiary, GenSci US Subsidiary, under the protection of Chapter 11. GenSci Regeneration requested that the order be granted, with the support of its creditors, so that GenSci Regeneration could proceed toward completion of the planned Transaction.

During July 2003 IsoTis funded US$200,000 for payment of all GenSci Regeneration's pre-petition unsecured claims and post-petition administrative claimants, including, but not limited to professional fees, but excluding (i) post-petition creditors whose claims are paid in the ordinary course of business and not yet due, and (ii) Osteotech.

Based upon agreement among GenSci Regeneration, the Creditors' Committee, IsoTis and Osteotech, in the event that the Transaction is not completed by December 31, 2003 the dismissal order would be vacated, and the Chapter 11 case of GenSci Regeneration would be reinstated.

On August 18, 2003, IsoTis announced the signing of a worldwide exclusive licensing agreement for AlloxTM, its lead cell-based product for the treatment of chronic skin wounds, with Healthpoint, Ltd., a US-based market leader in advanced wound care, dermatology, and surgical products. Healthpoint has also taken a time-limited option on AcuDressTM and EpiDexTM, IsoTis' two other advanced wound care products. Under the terms of the agreement, IsoTis will complete the on-going European Phase II clinical trial, and file an Investigational New Drug (IND) application with the FDA. Subsequently, Healthpoint will be responsible for the clinical validation, market approval, and commercialization of AlloxTM in the US and in the rest of the world. In exchange, IsoTis will receive certain milestone payments, and share a percentage of product income.

On August 26, 2003 the US Bankruptcy Court approved the GenSci US Subsidiary Disclosure Statement and set the confirmation hearing for the Plan of Reorganisation for October 14, 2003. If the Plan is confirmed on this date, GenSci US Subsidiary should effectively exit Chapter II by the end of October, 2003.

INFORMATION REGARDING ISOTIS

GENERAL AND BUSINESS OVERVIEW

OVERVIEW

The current IsoTis group was created through a merger of IsoTis NV, a Dutch biomedical company with a focus on orthopaedics and Modex Therapeutiques SA, a Swiss biotechnology company with a focus on wound management. IsoTis operates out of its headquarters located at 18-20 Avenue de Sevelin, 1004 in Lausanne, Switzerland and the offices and facilities of its subsidiary IsoTis NV at Prof. Bronkhorstlaan 10-D, 3723 MB in Bilthoven, The Netherlands.

For the financial year ended December 31, 2002, IsoTis had sales of E 1.6 million (total revenues of E 3.7m) and sales of E 1.0 million (total revenues of E 1.2m) for the six months ended June 30, 2003, with approximately 85 FTE's at June 30, 2003. 15 additional employees are working in longer term R&D programs to be transferred to Twente University.

As a result of the IsoTis/Modex merger, IsoTis' activities have created one of the leading European biosurgery companies, with a cash balance of E 68.0m at June 30, 2003 (E 81.3m at December 31, 2002). The rationale of the IsoTis/Modex merger was based on four pillars: prioritisation of R&D and product programs, realisation of synergies, thus securing internal growth and in addition pursuing external growth.

After the merger between Modex and IsoTis, all development programs in the combined company were screened for time-to-market, market size, competitive strength and required investment. This review resulted in a choice for orthobiology as the long term focus of IsoTis. The field of orthobiologics lies on the interface of traditional, material based orthopaedics and innovative biological or 'smart material' solutions.

After the focus of the future development programs had been identified, the necessary resources were allocated in a bottom-up approach. The resulting redundancies reduce the losses significantly in 2003 as compared to 2002, which will help IsoTis in developing its product pipeline.

IsoTis markets and sells several products in the orthopaedic arena. Through a network of distributors and in partnership with large orthopaedic companies, it sells cement restrictors and bone fillers. Recently OsSaturaTM was launched, a new and unique biomaterial bone graft substitute with osteoinductive properties.

In addition, IsoTis has a development pipeline containing several biomaterial and cell-based approaches to innovative orthopaedic and wound management solutions.

IsoTis has two development programs aimed at developing an effective treatment for osteochondral defects. The most advanced of these is a "material only" solution (PolyActiveTM BCP).

In the wound management area, IsoTis' most promising product is AlloxTM which is currently in Phase II clinical trials for recalcitrant skin ulcers. The Phase II trial is expected to be finalised by the end of 2003. On August, 18 2003 it was announced that IsoTis signed a worldwide exclusive licensing agreement with Healthpoint, Ltd., a US-based market leader in advanced wound care, dermatology and surgical products. Healthpoint has also taken a time-limited option on AcuDressTM and EpiDexTM, IsoTis' two other advanced wound care products.

Under the terms of the Healthpoint, Ltd. license agreement, IsoTis will complete the on-going European Phase II clinical trial, and file an Investigational New Drug (IND) application with the US Food and Drug Administration (FDA). Subsequently, Healthpoint will be responsible for the clinical validation, market approval, and commercialisation of Allox in the US and in the rest of the world.

Furthermore, IsoTis is developing AcuDressTM for the treatment of burn wounds. The wound management business will be transferred to a subsidiary facilitating cost control and allowing IsoTis to concentrate on its orthobiology business.

HISTORY

IsoTis NV was incorporated in 1990, initially as a Dutch limited liability company and began active operations in 1996 as Matrix Medical Holding BV which was later renamed IsoTis NV.

Modex Therapeutiques SA was established June 27, 1996 as a stock corporation under Swiss law focusing on cell-based therapies in the field of tissue repair, regeneration and replacement.

On September 18, 2000, IsoTis NV was reorganised as a public limited liability company, to allow for the initial public offering in The Netherlands. On October 6, 2000, IsoTis NV completed its initial public offering on the Official Market segment of Euronext, raising net proceeds of EUR 73m.

On June 23, 2000 Modex Therapeutiques SA completed its initial public offering on the SWX New Market raising net proceeds of about CHF 75m (EUR 49m).

In July 2002, IsoTis established a separate company, Chienna BV, to fully capitalize on its drug delivery technologies and in May 2003 this company was sold to OctoPlus in Leiden, The Netherlands.

In September 2002, the merger between Modex Therapeutiques SA and IsoTis NV was announced, which was structured as an all share public offer by Modex Therapeutiques SA for all IsoTis NV shares. In connection with the merger, shareholders of IsoTis NV received 1.4 shares of Modex Therapeutiques SA for each share of IsoTis NV tendered. The aggregate purchase price of E 24,555,893 includes the purchase of 13,805,340 shares valued at E 21,816,579, and merger costs of E 2,739,314. In December 2002, the offer was declared unconditional after which the name of Modex Therapeutiques SA was changed to IsoTis SA. Subsequently, the shares of IsoTis SA were listed on both the Main Board of the SWX Swiss Exchange and the Official Market segment of Euronext.

GROUP STRUCTURE

The following diagram represents the intercorporate relationships between IsoTis and its subsidiaries prior to the Transaction:


                       |---------------------------------------------------|
                       |                                                   |
                       |                    IsoTis S.A.                    |
                       |                   (Switzerland)                   |
                       |                                                   |
                       -----------------------------------------------------
                                     /                  \
                                    /                    \
                                   /                      \
                                 99.4%(1)                100%
                                 /                          \
                                /                            \
                               /                              \
                |--------------------------|   |--------------------------|
                |                          |   |   Modex Therapeutics(2)  |
                |        IsoTis N.V.       |   |           GmbH           |
                |    (The Netherlands)     |   |         (Germany)        |
                |                          |   |                          |
                ----------------------------   ----------------------------
                         /       \
                        /         \
                       /           \
                      /             \
                    100%           100%
                    /                 \
                   /                   \
                  /                     \
                 /                       \
 |--------------------------|   |--------------------------|
 |                          |   |                          |
 |    IsoTis USA L.L.C.(2)  |   |  IsoTis TE Facility B.V. |
 |        (Delaware)        |   |    (The Netherlands)     |
 |                          |   |                          |
 ----------------------------   ----------------------------


IsoTis NV is the main operating subsidiary of the group comprising research and development, manufacturing, regulatory affairs, internal operations and finance and administrative activities.

IsoTis TE Facility B.V. owns the land in Heerlen, The Netherlands, where the construction of the tissue engineering facility took place until early 2003. As part of the reorganisation process following the merger, IsoTis decided that construction of the facility would not be completed at this time. The external work on the building (floors, walls and roofs) is finished such that the building can be preserved in a good state, but the internal work will remain unfinished for the foreseeable future. The building can either be sold or finished at a later stage, if needed, when production capacity at the Bilthoven facility becomes insufficient.

IsoTis USA L.L.C and Modex Therapeutics GmbH are inactive companies.

BUSINESS STRATEGY

In general, IsoTis pursues products that qualify as medical devices, since the regulatory pathway for such products is less complex than for cell-based products, which tend to be regulated as drugs. The mid-term focus of IsoTis will be on orthobiology and wound management. The long-term focus will be on orthobiology.

IsoTis has two marketed products based on biomaterials (SynPlugTM and OsSaturaTM). Sales efforts for SynPlugTM in Europe will be consolidated, and efforts will be stepped up to widen distribution of the product in the US. EU marketing of OsSaturaTM has started in the first half of 2003 and IsoTis is planning market introduction in the US in the second half of 2003 (through the cross-distribution agreement with GenSci US Subsidiary).


-------------
Notes

1 After the all share public offer by Modex Therapeutiques SA (name subsequently changed to IsoTis SA) for all IsoTis NV shares, IsoTis now holds 99.4% of the outstanding IsoTis NV shares, with the remaining 0.6 per cent. being held by minority shareholders. IsoTis is in the process of commencing the statutory buy-out proceedings of those minority shareholders under the Dutch Civil Code.

2    Inactive, will be dissolved.

In addition to directly marketing its products, IsoTis is also building a network of distributors and commercial partners for those markets where it will not be actively marketing itself.

In the area of wound management IsoTis recently announced its licensing agreement with Healthpoint Ltd., allowing it to leverage its current investment without having to commit significant additional funding. The completion of its AlloxTM Phase II multicenter trials is expected by the end of this year. IsoTis will share development costs and profits of AlloxTM with its US partner Healthpoint Ltd. All IsoTis' wound management activities will be concentrated in a dedicated subsidiary company, which is intended to operate on a cost neutral or positive basis.


TECHNOLOGIES

IsoTis' key biomaterial technologies are a polymer system called PolyActiveTM, and its synthetic ceramics technology.


POLYACTIVETM TECHNOLOGY

PolyActiveTM is a co-polymer system with controllable mechanical and physicochemical properties. This technology comprises a system of two segmented co-polymers. By changing the proportions of the two building blocks, the unique properties of this polymeric system, like swelling in water, elasticity and strength, can be precisely tailored to a wide range of applications. PolyActiveTM can be used at different sites in the human body, and in different ways. It can for example be used independently to produce small medical devices like cement restrictors. PolyActiveTM is furthermore suitable as a synthetic bone graft substitute for bone-replacement applications and as a scaffold for tissue engineered products. IsoTis has filed a Master Application File with the FDA for all relevant PolyActiveTM compositions.


SYNTHETIC CERAMICS TECHNOLOGY

IsoTis' ceramics technology incorporates methods to produce porous ceramics with osteoconductive and osteoinductive properties. IsoTis' research and development effort in the field of synthetic ceramics started almost ten years ago. Researchers at IsoTis succeeded in developing a class of biomaterials that demonstrated osteoinductivity, so called because of their ability to spontaneously stimulate bone formation in non-osseous (bony) environments without the addition of growth factors or other osteogenic factors. One of the materials under investigation stood out as it consistently demonstrated reproducible osteoinduction in multiple-species animal studies. IsoTis succeeded in pinning down the physico-chemical characteristics for this enhanced performance, and went on to further refine the synthetic biomaterial. This work resulted in the first proprietary osteoinductive synthetic bone graft substitute, OsSaturaTM.

ISOTIS' PRODUCT PORTFOLIO AND PIPELINE

ORTHOBIOLOGICS

OSSATURA(TM)

With the CE mark it received in February 2003, OsSaturaTM became the first synthetic bone graft substitute that has market approval in Europe on the basis of its osteoinductive properties. Developed at IsoTis, OsSaturaTM has all the hallmarks of a smart material, i.e. a material that is designed to set in motion a cascade of events in the musculo-skeletal system that results in bone growth. OsSaturaTM promises accelerated skeletal repair, improved fusion consolidation, and reduces in part or entirely the need for autogenous bone harvesting for certain orthopaedic or maxillo-facial indications.

OsSaturaTM is composed of approximately 80% hydroxyapatite (HA) and 20% B-tricalcium phosphate (B-T CP), similar to human bone in both structure and chemical composition. It is a porous biomaterial featuring interconnected macropores and micropores with an approximate total porosity of 75%. The macropores are responsible for the osteoconduction, whilst the proprietary microporous structure is responsible for the osteoinduction. OsSaturaTM comes in a variety of granule sizes and forms.

Shortly after obtaining the CE mark for OsSaturaTM, IsoTis received FDA 510(k) approval to market OsSaturaTM in the US (the FDA 510(k) approval is granted not on the basis of the osteoinductivity claim, but only on the basis of the osteoconductivity claim). OsSaturaTM was launched in the EU in early 2003 while the US launch is expected in the second half of 2003.

OsSaturaTM is distributed through a number of channels depending upon its application. Since March 2003, the dental technology company BEGO has been the exclusive distributor of OsSaturaTM Dental in Europe, with the possibility to distribute the product in the US and the rest of the world.

IsoTis has launched OsSaturaTM in the first half of 2003, for which period sales amounted to E 149,000.


POLYACTIVETM BCP

PolyActiveTM BCP is a fully synthetic bi-layered product under development for particularly difficult to treat knee lesions in which both cartilage and bone are implicated, so-called osteochondral knee defects. Bi-layered PolyActiveTM BCP consists of a small OsSaturaTM cylinder capped by a layer of PolyActiveTM. While OsSaturaTM is designed as a bone graft substitute, PolyActiveTM can be made to almost the exact specifications of natural cartilage's flexibility and mechanical strength. It is expected that PolyActiveTM BCP, with its combination of unique properties, can become a real therapeutic breakthrough in the treatment of osteochondral defects. In addition, as is the case for OsSaturaTM, it is defined as a medical device, which results in a relatively straightforward regulatory pathway. PolyActiveTM BCP is presently in pre-clinical developmental and a pilot clinical study is contemplated for 2004. The product is expected to obtain a CE mark in 2005 and IsoTis' goal is to bring this product to the commercial production stage by the end of 2006. The estimated costs required to bring this product to the commercial stage are currently estimated to be in the high single digit million Euro order.

The majority of clinical research activities will be subcontracted to clinical research organisations in the respective countries where clinical studies are being done. Management of the clinical research program will be done in-house.


SYNPLUG(TM)

IsoTis' SynPlugTM cement restrictor is used in cemented hip implants. SynPlugTM is presently being sold in Europe and the US through a number of large orthopaedic companies, as well as through a range of national distributors. SynPlugTM is made from IsoTis' proprietary synthetic biomaterial, PolyActiveTM, that is biodegradable. In the cement restrictor market it successfully competes with synthetic materials that are not biodegradable. IsoTis has superior in-vitro pressure resistance data for the product, and an extensive safety file for PolyActiveTM. SynPlugTM is CE certified and has FDA 510 (k) approval. Under contract with some of its partners, IsoTis also produces other PolyActiveTM cement restrictors that are private labeled for the individual customer.

Sales of SynPlugTM accounted for E646,000 in revenue for the 2002 fiscal year.

SKIN PORTFOLIO

IsoTis skin portfolio is to be concentrated in a cash flow neutral or positive subsidiary effective 2004.


ALLOX(TM)

AlloxTM is an off-the-shelf treatment for chronic skin wounds. Chronic skin wounds such as venous ulcers, pressure ulcers, or diabetic foot ulcers, constitute a major public health concern, and are a common cause of morbidity. As an allogeneic, cell-based product, AlloxTM promises to be a considerable step forward compared to existing cell- based product in terms of ease-of-use and storage. AlloxTM consists of growth-arrested skin cells that secrete endogenous growth factors to promote wound healing. Specifically, AlloxTM is composed of a mixture of growth factor producing fibroblasts and keratinocytes in a fibrin spray. Stored in a frozen state, the AlloxTM spray is available off-the- shelf and easy to use. After concluding successful Phase I clinical trials in 2002, IsoTis is currently conducting a multicenter Phase II clinical trial in several countries. The Phase II trial results are expected to be available before the end of 2003. These results will subsequently pave the way for IsoTis' partner Healthpoint to bring the program into Phase III clinical trials. Therefore, no additional expense is expected to be incurred beyond 2003.


ACUDRESS(TM) & EPIDEX(TM)

AcuDressTM is a fibrin-based autologous epidermal sheet, which is applied to burn wounds. AcuDressTM is in commercial production. EpiDexTM is an autologous skin replacement product for advanced wound care derived from adult stem cells. Sales of EpiDexTM accounted for E 157,000 in revenue for the 2002 fiscal year. EpiDexTM activities in Switzerland have been temporarily suspended after it became clear that the product would not be reimbursed as of January 1, 2003. IsoTis can quickly reactivate a minimal capability to produce EpiDexTM in order to leverage the Humanitarian Use Device designation received at the end of 2002 and continues to pursue reimbursement in Switzerland.

DEVELOPMENT PROJECTS

An extensive review process was conducted in the context of the IsoTis/ Modex merger to define promising programs that would fit the short and mid-term orthobiology focus of IsoTis. IsoTis will leverage in- house capabilities by developing a number of these programs.

COMMERCIAL AND COLLABORATIVE AGREEMENTS

IsoTis has entered into a number of agreements. Only those directly related to IsoTis' current strategic focus are listed here.


SYNPLUG(TM)

IsoTis has two global distribution agreements for its SynPlugTM cement restrictor and other small medical devices. IsoTis has a worldwide non-exclusive distribution agreement with ScandiMed (a Biomet Merck company) for the SynPlugTM. ScandiMed, which will market the product under the name OptiPlugTM, is the leading bone cement company, whilst Biomet Merck is among the top five orthopaedic companies worldwide. IsoTis has another global distribution agreement for the SynPlugTM with B&JR (part of the Orthogese SA group), a privately held orthopaedic company based in Belgium.


POLYACTIVE(TM)

In February 2002, IsoTis signed additional agreements relating to PolyActiveTM. The agreement with Smith & Nephew is for the production of cement restrictors based upon PolyActiveTM, and the products will be sold globally. In addition, IsoTis agreed to supply BionX with PolyActiveTM resin for the development of certain orthopaedic products and with Biomet on the centralizer.

BEGO DISTRIBUTION AGREEMENT

In March 2003, IsoTis signed a distribution agreement for OsSaturaTM for dental applications with the dental technology company BEGO. The agreement covers exclusive distribution rights of OsSaturaTM Dental in Europe, and, potentially, in the US and the rest of the world.


INTELLECTUAL PROPERTY

IsoTis' technologies and products are proprietary and are covered by its intellectual property rights and tradenames. IsoTis owns most of its intellectual property and has some specific licenses.

IsoTis' patent strategy is to build patent "families", consisting of individual innovations that are each related to one of IsoTis' products. The structure of a patent family typically consists of a master patent, with respect to which sub-patents are registered to cover specific applications and their derivations.

Where possible, IsoTis has attempted to protect new materials. For many products IsoTis makes use of known materials which have previously been registered for use in other medical applications. Accordingly, the raw materials themselves often are known per se and therefore not patentable. Most patent applications cover a specific use to which IsoTis puts these known materials. In many cases, the inventions relate to biomedical implants or devices wherein a known material is used in a highly specific form. In practice, this has meant that most patent applications include claims to implants or devices constructed of a specifically chosen material.

IsoTis' corporate legal counsel is partially dedicated to the patent strategy of IsoTis and its alignment with IsoTis' business strategy. This person maintains and controls the patent portfolio in co-operation with outside patent experts and makes sure that timelines before the relevant patent offices are observed.

IsoTis Management is prepared to defend IsoTis' intellectual property throughout the world if necessary. Also, it is the intention that adequate action is taken immediately when it is discovered that any of IsoTis' intellectual property rights are infringed.

Recently, IsoTis completed the sale of its participation in Chienna BV. With this transaction, OctoPlus obtains rights to the PolyActiveTM technology platform for drug delivery applications. IsoTis retains drug delivery rights for orthopaedic applications of PolyActiveTM.

During the third quarter of 2002, IsoTis was granted a US patent on one of its proprietary calcium phosphate scaffolds for the in-vivo formation of bone (osteoinduction). The patent highlights the importance of biomaterials used in tissue engineering and reiterates IsoTis' continued success in working on the interface of biomaterial and biological disciplines.

OSTEOINDUCTION

This family of granted patents concerns a novel material, having a specific porous structure, which is capable of inducing bone formation in a living organism. Patent claims directed to a process for preparing the aforementioned material are also included.

USE OF GROWTH FACTORS AND HORMONES FOR EXPANSION OF MAMMALIAN CELLS

This family is owned by the Massachusetts Institute of Technology, which has given a license to IsoTis. The invention covered concerns a method wherein differentiated cells are expanded in a dedifferentiated state, and subsequently redifferentiated to produce a tissue in vivo or in vitro. The proliferation of harvested cells in a dedifferentiated state proceeds much faster than in the differentiated state and the expanded cells have a very high ability to redifferentiate. The result is that the patient experiences a shortened waiting period between the taking of a biopsy to harvest cells and the implantation of cells cultured in vitro to repair the tissue defect.

ALLOX(TM)

IsoTis' patent portfolio also includes patent applications covering cell preparations for wound healing, which cover the AlloxTM product. The currently pending patent claims in these cases relate to cell preparations for tissue regeneration.

ACUDRESS(TM)

The AcuDressTM product is covered by a US patent application that describes and claims fibrin-based cell supports.

MANUFACTURING

IsoTis currently has available a total of approximately 4,600 square meters of office and production facilities located in both Lausanne, Switzerland and Bilthoven, The Netherlands. IsoTis currently has facilities for biomaterials and second-generation products combining materials and cells. IsoTis believes that these facilities are sufficient for feasibility and multi-center clinical evaluations of all its products and the early-stage commercialisation of its biomaterials and second-generation products.

In addition, IsoTis has cleanroom manufacturing facilities (class 100,000) for the production of polymers (such as PolyActiveTM) and calcium phosphate/hydroxyapatite. IsoTis also has a tissue engineering cleanroom (class 10,000).

All manufacturing facilities have been inspected to obtain an extension of IsoTis' current ISO 9001/EN 46001 certification.

The raw materials and components for IsoTis products are purchased from various suppliers. Certain items are purchased from a single source, however, sufficient quantities are maintained as protection against supply interruption and these materials may be purchased from other suppliers.

IsoTis currently leases its Lausanne facilities from Gabella SA under a lease which expires in 2005 unless it is renewed in 2004. IsoTis currently sublets approximately 40% of its laboratory and office space to Apoxis SA which has expressed a willingness to take additional space if available under the current sublease agreement. Apoxis SA pays for the space occupied at a rate which allows IsoTis to cover its expenses, and also pays the lease costs for all capital equipment of IsoTis that they are using.

Based on the outcome of efforts to license the AlloxTM, EpiDexTM and AcuDressTM business which are based in Lausanne, IsoTis will either renew the existing lease in 2004 under the existing terms, or will release some of the space to Apoxis SA to lease directly from Gabella SA.

INVESTMENT POLICY

Investments in property, plant and equipment of IsoTis during the first half of fiscal 2003 and the financial years 2002, 2001 and 2000 are summarised as follows:

(in EUR '000)                                     2003 (H1)         2002         2001         2000
----------------------------------------------  -----------  -----------  -----------  -----------
Laboratory equipment                                    117          285          814          300
Laboratory and office facilities                         15           21          589          244
Office equipment                                          3          225          651          539
PP&E under construction                                   -        3,736          533            -
Land                                                      -            -          405            -
Non-operating PPE                                     (274)            -            -            -
                                                -----------  -----------  -----------  -----------
TOTAL CAPITAL EXPENDITURE                             (139)        4,267        2,992        1,083
                                                ===========  ===========  ===========  ===========

IsoTis TE Facility BV owns the land in Heerlen, The Netherlands, where the construction of the tissue engineering facility took place until early 2003. As part of the reorganisation process following the IsoTis/Modex merger, IsoTis decided that construction of the facility would not be completed at this time. The external work on the building (floors, walls and roofs) is finished such that the building can be preserved in a good state, but the internal work will remain unfinished for the foreseeable future. The building can either be sold or finished at a later stage, if needed, when production capacity at the Bilthoven facility becomes insufficient.

The Rabobank loan facility ("Rabobank Loan Facility"), provided by Rabobank Heerlen-Hoensbroek-Brunssum U.A. in connection with the construction of the plant, has the following main terms and conditions: (i) total facility EUR 6m,
(ii) term of 12 years, (iii) covenants include minimum solvability of 60 per cent and a minimum net cash position (excluding the Rabobank Loan Facility) of EUR 25m, (iv) interest accrues on the outstanding balance based on the 1-month Euribor tariff plus 125 basis points, and (v) the Rabobank Loan Facility has been secured by a mortgage over the manufacturing facility with all appurtenances (toebehoren) and fittings (aanbehoren), which mortgage does not include the production equipment (moveables). The cumulative amount of E 4.1 million has been drawn down under this loan facility as of June 30, 2003. Due to the fact that the TE facility will not be finished, this loan is callable by Rabobank.

Furthermore, NV Industriebank LIOF provided a loan facility in connection with the construction of the plant, of EUR 1.2m, subordinated to the Rabobank Loan Facility. The LIOF Loan Facility has been secured by a second mortgage over the manufacturing facility. LIOF has stipulated a right to revise the terms of the agreement in case of a take over of IsoTis. No sums have been drawn under this loan facility as at June 30, 2003.

ENVIRONMENTAL MATTERS

IsoTis believes that its operations are currently in compliance in all material respects with applicable environmental rules, regulations and ordinances. Such compliance has no material impact on IsoTis' capital expenditures, earnings or competitive position and no capital expenditures for environmental control facilities are planned.

COMPETITIVE CONDITIONS

IsoTis has only recently commercially launched its first orthobiology products, and is competing most directly with other companies carrying synthetic bone graft substitutes (e.g. Orthovita/Vitoss, '02 sales USD 10m, Interpore Cross/Pro Osteon '02 sales USD 18m). More indirectly IsoTis' products compete with the DBM products. Examples of companies selling such products are Regeneration Technologies/Osteofil ('02 DBM sales approx. USD
25m) Osteotech/Grafton ('02 DBM sales approx. USD 45m), Tutogen/Tutoplast ('02 DBM sales approx. USD 12m), Wright Medical/Ignite ('02 DBM Sales approx. USD
20m).

Please see 'Part A - Risk Factors - Risks Relating to the Activities of the Combination' for a description of certain risks in respect of the competitive conditions under which IsoTis operates.

MARKET TRENDS AND THE FIELD OF ORTHOBIOLOGICS

The trends of the healthcare industry contributing to the growth of biosurgery and orthobiologics include (i) demographic changes that lead to the growth of the healthcare industry generally, (ii) an aging population in the western world placing higher demand on advanced solutions for bone repair and regeneration, and (iii) purely material-based interventions approach the end of their product life cycle.

Over the next 25 years the percentage of the population 60 years or older in more developed countries is expected to exceed 30% of the total population, representing an increase from approximately 18% in 1990[1]. An aging population is anticipated to increase the demand for orthobiologics.

The repair of tissue, whether resulting from degenerative conditions or injury, is normally undertaken through surgical intervention. In the past, surgical intervention commonly involved the implant of mechanical devices such as plates and screws to aid in the healing process. Through scientific advances, it is now widely known that human tissue, and particularly bone, has a unique regenerative ability, thus allowing for effective repair to occur with or without the implant of mechanical devices. The development and use of products and technologies, which employ and stimulate this regenerative ability to aid in the healing process is an emerging field known as orthobiologics.

Bone has the ability to maintain its integrity and repair itself when fractured or damaged, due to its capacity to regenerate. Facilitation of the bone regeneration process may involve the interaction of two restorative mechanisms, osteoconduction and osteoinduction. Osteoconduction involves the use of a scaffold material for the in-growth of bone into the defect site. Osteoinduction involves the "switching on" of bone precursor cells, initiated by natural proteins to accelerate bone formation. These natural protein substances commonly referred to as "growth factors" (and which include, among others, bone morphogenic proteins and transforming growth factors), stimulate the precursor cells to differentiate into osteoblasts bone growth cells that rebuild bone, allowing for bone growth.

Bone grafts, which are supplemental bone materials used to replace existing natural bone that has been damaged by trauma or disease, have been used in orthopaedic surgical procedures for many years. The most common method of assisting the body's regenerative ability has been the use of autograft, in which bone is harvested from the same patient, usually from the iliac crest (hip area), and implanted at or near the repair site. The implanted bone acts as a scaffold for new bone growth (osteoconduction), allowing for the in-growth of cells essential for new bone formation. In addition, such bone contains the natural proteins (e.g. BMPs) that initiate bone formation (osteoinduction).

The field of orthobiologics is based on the concept of combining advanced materials and biology to treat musculoskeletal injury and disease, and is one of the most rapidly growing areas of orthopaedics. The global bone graft market reached US$732 m in 2001, with synthetics and demineralised bone matrices accounting for nearly 40% of these sales[1]. The bone graft market is defined by the following segments:

------------
Note

1 United Nations Department for Policy Co-ordination and Sustainable Development, The Aging of the Population, 1999.

2 Data monitor, Market Dynamics: Bone Substitutes and Growth Factors, December 2002.

allograft, DBM, BMP (bone growth factors) and autologous growth factor systems and synthetic substitutes. The DBM market in the US and Europe amounted to US$ 178 m in 2001. The BMP market share is currently still small, but it is expected to be US$ 700 m in 2006. As technology advances and the global population ages, bone graft substitutes will continue to increase penetration of the bone graft market, achieving an estimated 50% share of that market by 2006. The fastest growing areas include synthetics based products, which are growing at an approximate rate of 20% and allograft based products, growing at an approximate rate of 10%, because they are gaining acceptance over the traditional use of autograft materials.

MANAGEMENT DISCUSSION AND ANALYSIS

This discussion and analysis of the financial condition and results of operations should be read in conjunction with the historical financial statements of IsoTis, audited for the years ended December 31, 2002, 2001 and 2000 and unaudited for the six months ended June 30, 2003 and 2002 and related notes that are included in this Information Circular (See 'Part F - Financial Statements').

This discussion contains forward-looking statements concerning IsoTis' operations, economic performance and financial condition. These forward looking statements include statements concerning future revenues, expenses and capital expenditures and possible changes in the industry and competitive environment. Because these forward-looking statements involve risks and uncertainties, IsoTis' actual results may differ materially from the results expressed or implied in these statements.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with 'Management Discussion & Analysis' which follows the selected financial data.

The financial statements of IsoTis for the years ended December 31, 2002, 2001 and 2000 have been prepared in accordance with accounting principles generally accepted in the US and have been audited by Ernst & Young Ltd., independent auditors. The financial statements for the six month periods ended June 30, 2003 and 2002 are prepared in accordance with accounting principles generally accepted in the US and include, in the opinion of IsoTis Board, all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data for such periods. The results for the six months period ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year.


ISOTIS SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(AMOUNTS IN EURO, EXCEPT SHARE DATA)
                                                                               SIX MONTHS ENDED JUNE 30,
                                                                          ---------------------------------
STATEMENTS OF OPERATIONS DATA                                                     2003                 2002
                                                                          ------------          -----------
                                                                           (UNAUDITED)          (UNAUDITED)
REVENUES
Product sales                                                             E  1,000,398          E   820,184
Government grants                                                              208,718              800,678
Royalties                                                                            -              158,823
Research and development contracts                                              17,954               15,000
                                                                          ------------          -----------
Total revenues                                                               1,227,070            1,794,685
COSTS AND EXPENSES
Costs of sales                                                                 481,014              301,566
Research and development                                                     6,414,640            4,626,919
Marketing and selling                                                        2,053,749            1,537,321
General and administrative                                                   2,683,053            2,997,636
                                                                          ------------          -----------
Total operating expenses                                                    11,632,456            9,463,442
                                                                          ------------          -----------
Loss from continuing operations                                            (10,405,386)          (7,668,757)
Interest income                                                                643,856              983,943
Interest expense                                                               (94,024)             (15,427)
                                                                          ------------          -----------
Net loss before taxes and minority interest                                 (9,855,554)          (6,700,241)
Provision for income taxes                                                           -                    -
Minority interest                                                              129,494                    -
                                                                          ------------          -----------
Net loss from operations                                                    (9,726,060)          (6,700,241)
Discontinued operations
Loss from discontinued operations                                             (428,928)                   -
Gain on disposal                                                               174,300                    -
                                                                          ------------          -----------
Net loss from discontinued operations                                         (254,628)                   -
                                                                          ------------          -----------
Net loss                                                                  E (9,980,688)         E(6,700,241)
                                                                          ============          ===========
Basic and diluted net loss per share
Before discontinued operations                                            E      (0.23)         E     (0.24)
Discountinued operations                                                          0.01                    -
Net loss per share                                                        E      (0.24)         E     (0.24)
                                                                          ============          ===========
Weighted average ordinary shares outstanding                                41,327,695           27,678,542
                                                                          ============          ===========
CASH FLOW DATA:
Net cash flows used in operating activities                                (10,421,082)          (6,536,091)
Net cash flows used in investing activities                                   (955,289)          (1,468,173)
Net cash provided by financing activities                                    1,179,638               41,546
Net cash used in discontinued operations                                    (1,668,016)                   -


ISOTIS SA CONSOLIDATED STATEMENTS OF OPERATIONS

(AMOUNTS IN EURO, EXCEPT SHARE DATA)
                                                                            YEARS ENDED DECEMBER 31,
                                                          ------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA                                            2002                2001                 2000
                                                          -------------------  ------------------  -------------------
REVENUES
Product sales                                                  E    1,545,219      E      179,455        E      69,315
Government grants                                                   1,683,313           1,921,786            1,453,079
Royalties                                                             158,823                   -                    -
Research and development contracts                                    294,584              41,250              312,029
                                                          -------------------  ------------------  -------------------
Total revenues                                                      3,681,939           2,142,491            1,834,423
COSTS AND EXPENSES
Costs of sales                                                        519,455              80,775               34,658
Research and development                                            9,916,520           8,789,288            5,437,440
Marketing and selling                                               3,305,206           2,430,218              928,103
General and administrative                                          5,851,250           5,469,729            4,842,537
Impairment of plant and equipment                                   2,419,710                   -                    -
                                                          -------------------  ------------------  -------------------
Total operating expenses                                           22,012,141          16,770,010           11,242,738
                                                          -------------------  ------------------  -------------------
Loss from operations                                             (18,330,202)        (14,627,519)          (9,408,315)
Interest income                                                     1,896,853           2,946,400            1,090,826
Interest expense                                                    (113,136)            (71,405)             (79,849)
                                                          -------------------  ------------------  -------------------
Net loss before taxes, minority interest and
extraordinary item                                               (16,546,485)        (11,752,524)          (8,397,338)
                                                          ===================  ==================  ===================
Provision for income taxes                                                  -                   -                    -
Minority interest                                                      95,530                   -                    -
                                                          -------------------  ------------------  -------------------
Net loss before extraordinary item                               (16,450,955)        (11,752,524)          (8,397,338)
Extraordinary gain from negative goodwill                             360,823                   -                    -
                                                          -------------------  ------------------  -------------------
Net loss                                                       E (16,090,132)      E (11,752,524)        E (8,397,338)
                                                          ===================  ==================  ===================
Basic and diluted net loss per share
Before extraordinary item                                      E       (0.57)      E       (0.43)        E      (0.80)
Extraordinary item                                                       0.01                   -                    -
                                                          -------------------  ------------------  -------------------
Net loss per share                                             E       (0.56)      E       (0.43)        E      (0.80)
                                                          ===================  ==================  ===================
Weighted average ordinary shares outstanding                       28,727,084          27,480,561           10,534,194
                                                          ===================  ==================  ===================
CASH FLOW DATA:
Net cash flows used in operating activities                      (11,199,286)         (9,153,687)          (6,466,902)
Net cash flows used in investing activities                        22,282,425         (2,669,205)            (959,535)
Net cash provided by financing activities                           2,567,237           (148,434)           72,958,884
Net cash used in discontinued operations                                   --                  --                   --

                                                        SIX MONTHS
                                                             ENDED                        YEAR ENDED DECEMBER 31,
                                                 -----------------    -----------------------------------------------------------
                                                     JUNE 30, 2003                 2002                 2001                 2000
                                                 -----------------    -----------------    -----------------    -----------------
                                                       (UNAUDITED)
BALANCE SHEET DATA:
ASSETS
Cash and cash equivalents                            E  67,958,623        E  81,348,581         E 67,698,205         E 79,669,531
Total other current assets                               4,937,372            3,579,228            1,381,012            1,177,914
Total non-current assets                                 6,439,418            7,679,512            6,773,486            5,627,985
                                                 -----------------    -----------------    -----------------    -----------------
Total assets                                         E  79,335,413        E  92,607,321         E 75,852,703         E 86,475,430
                                                 -----------------    -----------------    -----------------    -----------------
LIABILITIES AND SHAREHOLDERS' EQUITY
                                                 -----------------    -----------------    -----------------    -----------------
Total current liabilities                                9,125,346           11,817,164            3,425,319            2,912,051
                                                 -----------------    -----------------    -----------------    -----------------
Total non-current liabilities                              255,561              495,365              476,003              504,855
                                                 -----------------    -----------------    -----------------    -----------------
Total shareholders' equity                              69,032,855           79,083,954           71,951,381           83,058,524
                                                 -----------------    -----------------    -----------------    -----------------
Total liabilities and shareholders' equity           E  79,335,413        E  92,607,321         E 75,852,703         E 86,475,430
                                                 =================    =================    =================    =================
Working Capital                                      E  63,770,649        E  73,110,645         E 65,653,898         E 77,935,394
                                                 =================    =================    =================    =================


MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS FROM OPERATIONS

OVERVIEW

IsoTis is a life sciences company in the field of biosurgery, specialising in orthopaedics and wound management. IsoTis' registered and head offices are located in Lausanne, Switzerland. Research and development, clinical development, manufacturing, regulatory affairs, internal operations, and finance and administration activities are performed in The Netherlands. IsoTis was formed through the merger of Modex Therapeutiques SA with IsoTis NV which was completed on December 3, 2002 (See 'Part C - Description of the Companies
- Information Regarding IsoTis - Overview').

IsoTis has incurred significant losses since inception due to large expenditures on research and development of its products compared with modest sales revenue due to the early stage of most of its products. These factors have resulted in a total retained deficit of E 52,532,447 at June 30, 2003. See 'Part A - Risk Factors' for a more detailed discussion of the risk factors following the Transaction.

IsoTis has incurred net losses since 1998. In accordance with US GAAP and Canadian GAAP, no deferred tax assets, including net loss carry forwards, have been recognized in IsoTis' financial statements.

IsoTis is exposed to market risks primarily related to foreign exchange rates and interest rates. IsoTis' currency risk is derived from potential changes in functional currency values of our foreign currency denominated assets, liabilities and cash flows.

IsoTis' most significant currency exposure relates to the Swiss Franc. IsoTis' indebtedness, primarily related to our mortgage facility and capital lease obligations, create interest rate risk. IsoTis monitors these risks carefully. We have not entered into any derivative financial instruments.


YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

LOSS FROM OPERATIONS

The net loss for the year ended December 31, 2002 was E 16,090,132
(E 0.56 per share) compared to E 11,752,524 (E 0.43 per share) in the prior year. The increase was a result of a strong increase in operating expenses and reduction in net interest income, partially offset by increased revenues and an extraordinary gain from negative goodwill.


REVENUES

Total revenues of E 3,681,939 compared to E 2,142,491 in the prior year, an increase of E 1,539,448 (71.9%). The increase resulted from increased product sales (E 1,545,219 compared to E 179,455, an increase of E 1,365,764 (761.1%)), royalty income (E 158,823 compared to Enil) and an increase of revenues from research and development contracts (E 294,584 compared to E 41,250, an increase of E 253,334 (614.1%)), partially offset by the decrease of government grants (E 1,683,313 compared to E 1,921,786 a decrease of E 238,473 (12.4%)). The increase in sales was mainly generated through small medical devices such as SynplugTM and through skin product for severe burn patients. Research and development contracts comprised a number of smaller contracts. Royalty income comprised a coating license.

GOVERNMENT GRANTS

IsoTis generates government grants from both Dutch and European governmental institutions. These grants generally provide for reimbursement of approved costs incurred as defined in various grants. Revenues in respect of these grants include contributions toward the cost of research and development. Such revenues are recognized when costs under each grant are incurred in accordance with the terms and conditions of the grants and the collectibility of the receivable is deemed probable. IsoTis' grants do not contain a repayment clause, except in the case of a specific Dutch government grant, called a Technisch Ontwikkelings Krediet ('TOK'), for the development of tissue engineered bone. The TOK grant reimburses IsoTis for allowable expenses up to a maximum amount of EUR 2,204,237 and expires on December 31, 2002. This grant has been converted into a loan on January 1, 2003. If IsoTis commercializes products covered by the TOK, then the terms of the TOK provide that all grant proceeds will be converted into a loan, payable at an interest rate of 5.7% which conversion took place in 2003. Principal payment on the loan would be based on a royalty of 4% of net sales from related products and services.

Certain government grants may limit the freedom to sell IsoTis without approval of the Minister of Economic Affairs. It is the IsoTis policy to complete the relevant projects according to plan and to maintain these research activities in The Netherlands. Although there can be no assurance, IsoTis is - given its research policy and the rationale of the government grants - confident that, if necessary, the government will give such approval.

COSTS AND EXPENSES

Cost of sales of E 519,455 compared to E 80,775 in the prior year, an increase of E 438,680 (543.1%) was related to the strong growth in sales. The cost of sales as a percentage of products sales was 33.6% compared to 45.0% in the prior year as a result of the change in product mix and the build-up of volume resulting in better production efficiency.

Research and development costs and expenses of E 9,916,520 compared to E 8,789,288 in the prior year, an increase of E 1,127,232 (12.8%).
This increase mainly resulted from the consolidation of pre-merger Modex Therapeutiques SA from December 3, 2002 on.

Marketing and selling costs and expenses of E 3,305,206 compared to E 2,430,218 in the prior year, an increase of E 874,988 (36.0%). This increase was due to costs invested in the growth of product sales and preparation for future market introductions, as well as increased personnel expenses.

General and administrative costs and expenses of E 5,851,250 compared to E 5,469,729 in the prior year, an increase of E 381,521 (7.0%). The primary reason for the increase was the consolidation of operations of the pre-merger Modex, higher consultancy costs, including strategic review and recruitment of top management, and general and administrative costs generated by subsidiary Chienna B.V. (controlled drug delivery), which was started on July 10, 2002. IsoTis sold its entire majority ownership interest in Chienna subsequent to the end of the 2002 financial year (see note 17 to the financial statements of IsoTis).

Impairment of plant and equipment charges of E 2,419,710 compared to E nil in the prior year represents the adjustment of the carrying value to estimated fair value of the tissue engineering- facility in Heerlen, The Netherlands. Construction of this facility was ceased following restructuring of the operations at the end of 2002.

NET INTEREST INCOME

The net interest income of E 1,783,717 compared to E 2,874,995 in the prior year, a decrease of E 1,091,278 (38.0%). The decrease was due to the combined effect of significantly lower interest rates earned on short-term deposits and lower cash balances in 2002 as a result of funding operations during the year.

MINORITY INTEREST

Minority interest of E 95,530 represents the loss for third party shareholders of group companies that have been fully consolidated because the group owns over 50% of the subsidiaries' outstanding share capital.

EXTRAORDINARY GAIN

The extraordinary gain from negative goodwill of E 360,823 resulted from the business combination of IsoTis and Modex on December 3, 2002. The amount represents the remaining excess of net assets over the aggregate purchase price of Modex after write-off of all in-process research and development and other non-monetary assets.

CASH FLOW

Cash flow used in operating activities was E 11,199,286 compared to E 9,153,687 in the prior year, an increase of E 2,045,599 (22.3%). The increase mainly results from the increase in operational loss.

Cash flow provided by investing activities was E 22,282,425 compared to E 2,669,205 used in the prior year. This change results primarily from the cash acquired in the IsoTis/Modex business combination.

Cash flow provided by financing activities was E 2,567,237 compared to E 148,434 used in the prior year. The main cash inflow results from the financing regarding the construction of the Heerlen facility by Rabobank.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

LOSS FROM OPERATIONS

The net loss for the year ended December 31, 2001 was E 11,752,524
(E 0.43 per share) compared to E 8,397,338 (0.80 per share) in the prior year. The increase was a result of a strong increase in operating expenses, partially offset by an increase of interest income and increased revenues.

REVENUES

Total revenues of E 2,142,491 compared to E 1,834,423 in the prior year, an increase of E 308,068 (16.8%). The increase resulted from increased product sales (E 179,455 compared to E 69,315, an increase of E 110,140 (158.9%)) and increased government grants (E 1,921,786 compared to E 1,453,079, an increase of E 468,707 (32.3%)), partially offset by decreased revenues from research and development contracts
(E 41,250 compared to E 312,029, a decrease of E 270,779 (86.8%)).
The increase in product sales mainly came from small medical devices such as SynplugTM. The increase in revenues from government grants related to the increased research and development expenditures under IsoTis grant agreements, as certain expenditures qualify for reimbursement at a stated rate. The decrease in revenues from research and development contracts is a result of the expiration of a R&D contract, for which the last contractual milestones were met in 2000.

COSTS AND EXPENSES

Cost of sales was E 80,775 compared to E 34,658 in the prior year, an increase of E 46,117 (133.1%). The cost of sales as a percentage of products sales decreased slightly as a result of a different product mix.

Research and development costs and expenses were E 8,789,288 compared to E 5,437,440 in the prior year, an increase of E 3,351,848 (61.6%), predominantly as a result of an increase in staff, including the build-up of the bioreactor team, an increasing number of collaborations with external research institutes, increased external clinical and pre-clinical testing, and increased expenses for, amongst others, prototypes, instrumentation and packaging.

Marketing and selling costs and expenses were E 2,430,218 compared to E 928,103 in the prior year, an increase of E 1,502,115 (161.8%). This increase was mainly due to increased staffing, with related costs and launch and pre-launch activities for our small medical devices and skin products.

General and administrative costs and expenses were E 5,469,729 compared to E 4,842,537 in the prior year, an increase of E 627,192 (13.0%), reflecting increased staffing, compared to the prior year and expansion of IsoTis' office spaces.

INTEREST INCOME

The net interest income was E 2,874,995 compared to E 1,010,977 in the prior year, an increase of E 1,864,018 (184.4%). The increase was due to an increased average cash balance resulting from the initial public offering of October 6, 2000, which generated net proceeds of E 72.9 million.

CASH FLOW

Cash flow used in operating activities was E 9,153,687 compared to E 6,466,902 in the prior year, an increase of E 2,686,785 (41.5%).
This increase mainly results from the increase in operational loss following the build-up of IsoTis.

Cash flow used in investing activities was E 2,669,205 compared to E 959,535 in the prior year, in increase of E 1,709,670 (178.2%). This increase is mainly due to the investments in the Heerlen tissue engineering facility.

Cash flow used in financing activities was E 148,434 compared to E 72,958,884 provided in the prior year. The cash inflow in 2000 mainly results from the proceeds of the Initial Public Offering.

SIX MONTHS ENDED JUNE 30, 2003 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2002

OVERVIEW

The comparison of the six months ended June 30, 2003 with the same period of the prior year is influenced by the consolidation of pre- merger Modex Therapeutiques SA since December 3, 2002. The June 30, 2002 figures do not include pre-merger Modex, while its financial statements are included in the figures for June 30, 2003. IsoTis reorganised its operations in The Netherlands in 2003, which resulted in a reorganisation charge of E 839,431 for employee severance costs. These reorganisation expenses are included in the profit and loss line items Research and development, Marketing and sales, and General & administrative, based on the individual employees involved.

LOSS FROM OPERATIONS

The net loss for the six months ended June 30, 2003 was E 9,980,688
(E 0.24 per share) compared to E 6,700,241 (E 0.24 per share) in the same period of the prior year. The increase was a result of an increase in operating expenses, a reduction in total revenue, a reduction in net interest income, and a net loss from discontinued operations.

REVENUES

Total revenues of E 1,227,070 compared to E 1,794,685 in same period of the prior year, a decrease of E 567,615 (31.6%). The decrease resulted from increased product sales (E 1,000,398 compared to E 820,184 an increase of E 180,214 (22.0%)), offset by the decrease of government grants (E 208,718 compared to E 800,678 a decrease of E 591,960
(73.9%)) and decreased royalty income (E nil compared to E 158,823).
The increase in product sales was mainly generated through the new product OsSaturaTM and to a lesser extent through skin and cartilage products, while the revenues from sales of small medical devices decreased as a result of focus on a narrower range of products. The decrease in revenues from government grants is the result of the expiration of certain grants at the end of 2002.

COSTS AND EXPENSES

Cost of sales of E 481,014 compared to E 301,566 in the same period of the prior year, an increase of E 179,448 (59.5%) related to the strong growth in sales. The cost of sales as a percentage of products sales was 48.1% compared to 36.8% in the same period of the prior year as a result of the change in product mix. The increase of the skin and cartilage products as a percentage of total sales lowered the overall average margin of IsoTis. The biomaterials OsSaturaTM and small medical devices generally have better margins than the skin and cartilage products.

Research and development costs and expenses of E 6,414,640 compared to E 4,626,919 in the same period of the prior year, an increase of E 1,787,721 (38.6%). This increase is the net effect of consolidation of pre-merger Modex Therapeutiques SA, reorganisation costs, increased compensation expense through the new stock option programme and reduced ongoing costs as a result of the reorganisation programme.

Marketing and selling costs and expenses of E 2,053,749 compared to E 1,537,321 in the same period of the prior year, an increase of E 516,428 (33.6%). This increase was the effect of the consolidation of pre-merger Modex Therapeutiques SA, reorganisation costs, partially offset by reduced ongoing costs as a result of the reorganisation programme.

General and administrative costs and expenses of E 2,683,053 compared to E 2,997,636 in the same period of the prior year, a decrease of E 314,583 (10.5%). The primary reason for the decrease was the reduction of consultancy costs, reduced ongoing costs as a result of the reorganisation, partially offset by the effect of the consolidation of pre-merger Modex Therapeutiques SA.

NET INTEREST INCOME

The net interest income was E 549,832 compared to E 968,516 in the same period of the prior year, a decrease of E 418,684 (43.2%). The decrease was due to the combined effect of significantly lower average cash balances and interest rates in The Netherlands, while the increase of the total average cash balance through the consolidation of Modex generated little interest income because of the low interest rates in Switzerland.

MINORITY INTEREST

Minority interest of E 129,494 represents the loss for third party shareholders of group companies that have been fully consolidated because the group owns over 50% of the subsidiaries' outstanding share capital.

CASH FLOW

Cash flow used in operating activities was E 10,421,082 compared to E 6,536,091 in the prior year, in increase of E 3,884,991 (59.4%). This increase is mainly due to the consolidation of Modex Therapeutiques SA in the six months ending June 30, 2003, following the business combination on December 3, 2002.

Cash flow used in investing activities was E 955,289 compared to E 1,468,173 in the prior year, a decrease of E 1,247,447 (85.0%). This decrease is mainly a result of the investments in the Heerlen tissue engineering facility in the six months ended June 30, 2002.

Cash flow provided by financing activities was E 1,179,638 compared to E 41,546 provided in the prior year. This increase is mainly a result from financing drawn on the Rabobank loan, partially offset by expenses incurred in connection with the Transaction.



QUARTERLY INFORMATION

                                                               INCOME                           BASIC AND
                                                          (LOSS) FROM                         DILUTED NET
                                                           CONTINUING        NET INCOME     INCOME (LOSS)
QUARTERLY INFORMATION              TOTAL REVENUE           OPERATIONS            (LOSS)         PER SHARE
                                             (E)                  (E)               (E)               (E)
                                ----------------       --------------     -------------    --------------
2002
1st Quarter                              887,657           (3,905,487))      (3,413,086)            (0.17)
2nd Quarter                              952,866           (3,422,303)       (2,946,188)            (0.15)
3rd Quarter                              810,222           (3,953,098)       (3,521,993)            (0.18)
4th Quarter                            1,310,097           (6,260,287)       (5,780,661)            (0.27)
2001
1st Quarter                              401,181           (3,422,782)       (2,616,216)            (0.13)
2nd Quarter                              764,312           (3,630,468)       (2,816,212)            (0.14)
3rd Quarter                              548,248           (3,690,017)       (2,971,852)            (0.15)
4th Quarter                              428,750           (3,302,408)       (2,766,400)            (0.14)

NOTE
All amounts presented in Euros. This information is based on financial information prepared in accordance with IFRS.

LIQUIDITY AND CAPITAL RESOURCES

IsoTis' working capital at December 31, 2002 was E 73,110,645 compared to E 65,653,898 at December 31, 2001. The increase of E 7,456,747 (11.4%) was mainly a result of the consolidation of the pre-merger Modex accounts, offset by the reduced cash and cash equivalents balance resulting from the continued funding of operations.

IsoTis' cash and cash equivalents at December 31, 2002 was E 81,348,581 compared to E 67,698,205 at December 31, 2001, an increase of E 13,650,376 (20.2%). The increase from the consolidation of pre-merger Modex cash amounted to E 21,427,088.

IsoTis' plans to fund its operations using its cash and cash equivalents of E 67,958,623 at June 30, 2003. Based on these projections, IsoTis expects to break even in 2005 and a significant amount of cash will be left at that stage. Until break even, the cash and cash equivalents will continue to decrease at a reducing rate. Major investments in property, plant and equipment are currently not foreseen.

IsoTis' working capital at June 30, 2003 was E 63,770,649 compared to E 73,110,645 at December 31, 2002. The decrease of E 9,339,996 (12.8%) was mainly a result of the reduced cash and cash equivalents balance resulting from the continued funding of operations.

IsoTis' cash and cash equivalents at June 30, 2003 was E 67,958,623 compared to E 81,348,581 at December 31, 2002, a decrease of E 13,389,958 (16.5%). The net cash outflow was used to fund IsoTis' operations, and as a result of the sale of Chienna B.V. and exchange rate differences.

RESULTS OF OPERATIONS

The merger between IsoTis and Modex had significant effect on IsoTis' operations going forward. First of all, the date of the transaction, December 3, 2002, has resulted in consolidation from that date onwards. Because of this, 2003 will be the first year with fully consolidated accounts for the two entities.

Following the merger between IsoTis and Modex, IsoTis has re-prioritised and reorganised its operations and research and development programs, leading to a significant reduction in the cash-outflow for existing programs.

On May 14, 2003 IsoTis has sold its entire share in the drug delivery subsidiary Chienna B.V. This will also lead to a reduction of the IsoTis' losses going forward.


CAPITAL EXPENDITURE

IsoTis' capital expenditures for property, plant and equipment and intangible assets were E 135,000 in the first six months of 2003, E 5,413,000 for the year 2002, E 2,992,000 for the year 2001 and E 1,083,000 for the year 2000. IsoTis incurred these expenses mainly in connection with the construction of the tissue engineering facility, expansion of laboratory and office facilities and investments in connection with commercialization of products and investments in connection with research and development programmes.

COMMITMENTS

As of June 30, 2003, IsoTis had off-balance sheet lease commitments of E 0.5 million, primarily for company cars.

As of June 30, 2003, IsoTis had commitments of E 1.1 million, primarily related to funding research and development costs for certain partners.

MANAGEMENT AND EMPLOYEES

MANAGEMENT AND BOARD MEMBERS

The names, municipalities of residence and principal occupations for the past five years of the current IsoTis Board and IsoTis Management are set out below:

NAME AND MUNICIPALITY OF          POSITIONS WITH ISOTIS AND PERIOD
RESIDENCE                         SERVED                                        PRINCIPAL OCCUPATION
-------------------------------   -------------------------------------------   --------------------------------------------
Jacques R. Essinger, Ph.D.        Chief Executive Officer                       Chief Executive Officer of IsoTis from
La Croix, Switzerland             Director from                                 October 1997 to present
                                  June 26, 1998 to present

Pieter Wolters                    Chief Financial Officer                       Chief Financial Officer of IsoTis from
Utrecht, The Netherlands          Head of Corporate and Business Development    November 1997 to present

Jim Hogan                         Chief Operating Officer                       Chief Operating Officer of IsoTis from April
Lutry, Switzerland                                                              2001 to present

Aart Brouwer                      Chairman of the IsoTis Board from             Owner of BioNetwork (consultancy firm) since
Luzern, Switzerland               November 20, 2002 to present                  2002. Businessman

Patrick Aebischer, M.D., Ph.D.    Director from June 23, 1996 to present        President of the Swiss Federal Institute of
Villette, Switzerland                                                           Technology since 2000

Henjo Hielkema                    Director from                                 Retired bank executive. Director of various
Harmelen, The Netherlands         November 20, 2002 to present                  companies.

Rob Zegelaar                      Director from                                 Consultant to Atlas Venture Partners.
London, United Kingdom            November 20, 2002 to present

The members of the IsoTis Management and IsoTis Board as a group collectively own or control 589,610 IsoTis Shares, 1.4% of the presently issued and outstanding shares of IsoTis.


ISOTIS MANAGEMENT

JACQUES R. ESSINGER, PH.D., CHIEF EXECUTIVE OFFICER
Jacques Essinger obtained a PhD in Biomechanics from the Swiss Federal Institute of Technology in Lausanne. Until 1989, he was Director of R&D at MPDI Inc., a start-up company that is now part of General Electric. In 1989, he founded Symbios Orthopedie SA in Yverdon, Switzerland, a world leader in custom hip implants. In 1996, he started a US subsidiary (Medos Medical System, Ventura, CA) for the Geneva-based company SODEM Medical Systems. He has also served as a consultant for the St. Gallen Consulting Group. He joined Modex Therapeutics SA in 1997.

As Chief Executive Officer, Jacques Essinger is responsible for implementing the overall strategy of IsoTis.

PIETER WOLTERS, CHIEF FINANCIAL OFFICER
Pieter Wolters started his career as a lawyer in 1988, advising international clients in the Amsterdam and Paris offices of an international tax law firm. In 1992 he joined Rodamco, the listed global real estate company of Robeco Group. His last position was manager Corporate Finance and Investor Relations. He was appointed CFO of IsoTis NV in 1997, in which capacity he was involved in raising over EUR 100m equity, initially from a range of blue chip venture capital funds, and in October 2000 through IsoTis NV's initial public offering.

As CFO and Head of Corporate & Business Development, Pieter Wolters is responsible for the financial management and reporting of IsoTis together with all business development activities, including in- licensing and out-licensing of products and merger and acquisition activities.

JIM HOGAN, CHIEF OPERATING OFFICER
Jim Hogan, BA, MBA, started his career with Pfizer in 1981. In 1991, he was appointed Director of Sales and Marketing for Europe, the Middle East and Africa in the American Medical Systems Division. Since leaving Pfizer in 1993, he has managed three biotech start-up companies: Iotek, Inc., based in Lausanne, Switzerland; ArgoMed, Inc., based in Tel Aviv, Israel and BioStent, Inc. based in Blue Bell, Pennsylvania USA. Before joining Modex Therapeutiques SA, he was President of BioStent at Bionx where he was responsible for the development and worldwide commercialisation of BioStent's bioabsorbable stents. He joined Modex Therapeutiques SA in April 2001.

As Chief Operating Officer, Jim Hogan is responsible for operational activities of IsoTis including Research and Development, Sales and Marketing, Manufacturing, Regulatory, Information Technology and Human Resources.

ISOTIS BOARD

AART BROUWER, CHAIRMAN
Aart Brouwer joined the IsoTis NV supervisory board in May 2002 and became Chairman of the IsoTis Board on November 20, 2002. From 1989 until 2002, he was Vice President Europe for Amgen, Inc., the world leading biotechnology company. In a career that spans more than 40 years, Mr Brouwer has held a range of senior marketing and management functions in the global pharmaceutical and biotechnology industries. Mr Brouwer also runs BioNetwork, a consultancy firm he founded in 2002.

PATRICK AEBISCHER, M.D., PH. D.
Patrick Aebischer is a co-founder of Modex Therapeutiques SA in 1996 and has served on its board since the incorporation until becoming a member of the IsoTis Board on November 20, 2002. Mr Aebischer was until 1992 Professor and Chairman of the Section for Artificial Organs, Biomaterials and Cellular Technology at Brown University, Providence, Rhode Island (US). He then joined the Lausanne University Hospital as Professor and Director of the Division of Surgical Research and Gene Therapy Center and was also Professor at the Materials Science and Engineering Department at the Swiss Federal Institute of Technology in Lausanne. On March 1, 2000, he was appointed President of the Swiss Federal Institute of Technology in Lausanne (EPFL).

JACQUES R. ESSINGER, PH. D., CHIEF EXECUTIVE OFFICER
See 'IsoTis Management'. Jacques R. Essinger has served on the board of directors of Modex Therapeutiques SA since June 26, 1998, until becoming a member of the IsoTis SA Board on November 20, 2002.

HENJO HIELKEMA
Henjo Hielkema joined the IsoTis NV supervisory board in 2000 and became a member of the IsoTis Board on November 20, 2002. Mr Hielkema was until recently Vice-Chairman of the Executive Committee of Fortis Bank. During his career, Mr Hielkema has held a number of executive positions at Fortis Group. Mr Hielkema currently holds a number of board positions at other companies.

ROB ZEGELAAR
Rob Zegelaar joined the IsoTis NV supervisory board in 1997 and became a member of the IsoTis Board on November 20, 2002. Mr Zegelaar is a consultant to Atlas Ventures and has a long track record in start-up and late-stage financings of technology-driven health care companies.

The members of IsoTis Board are elected for a three-year term.

Swiss law requires that a majority of board members be Swiss citizens and domiciled in Switzerland. IsoTis obtained an exemption from this rule from the Swiss Federal Office of Justice on October 18, 2002.

SUB COMMITTEES
The IsoTis Board has appointed two committees: an audit committee and a nomination and remuneration committee.

The members of the audit committee are Henjo Hielkema (Chairman) and Rob Zegelaar. The audit committee assists the IsoTis Board in fulfilling its responsibilities with respect to the oversight of IsoTis' accounting and financial reporting practices. The chairman of the audit committee is responsible for preparing and managing the meetings and assuring timely provision of pertinent data. He also follows up on IsoTis Management's execution of decisions of the IsoTis Board and ensures that members of IsoTis Management are available at board meetings if required for questions and further explanations.

The audit committee is responsible for evaluation of the systems of internal control; review and assessment of consolidated and statutory financial statements, including discussion of these statements with the auditors; recommendation whether the IsoTis Board can adopt the financial statements for presentation to the IsoTis Shareholders; and assessment of the performance of the auditors. The audit committee meets at least twice per year, once with the external auditors privately.

The members of the nomination and remuneration committee are Aart Brouwer (Chairman), Patrick Aebischer and Jacques Essinger. The nomination and remuneration committee assists the IsoTis Board in reviewing and approving IsoTis' compensation policies and programs for all employees and executives in order to retain and attract employees needed for ensuring the competitiveness and long term success of the business. The nomination and remuneration committee meets at least twice per year.

EXECUTIVE AND BOARD COMPENSATION

SUMMARY OF EXECUTIVE COMPENSATION
Two Named Executive Officers of IsoTis, namely the former President, Clemens van Blitterswijk, and former Chief Financial Officer, David Jones, resigned prior to completion of IsoTis' most recently completed financial year, although David Jones remained an employee until January 31, 2003. At the end of the most recently completed financial year, IsoTis had three Named Executive Officers, namely its Chief Executive Officer, Jacques Essinger, its Chief Financial Officer, Pieter Wolters, and its Chief Operations Officer, Jim Hogan.

All references in the following table to currency are to Euro except where otherwise noted.

The following table discloses information with respect to executive compensation IsoTis paid or awarded to the Named Executive Officers indicated below during the three most recently completed financial years of IsoTis, being the financial years ended December 31, 2002, 2001 and 2000:


SUMMARY COMPENSATION TABLE
                                ANNUAL COMPENSATION      LONG TERM COMPENSATION
                                                                     AWARDS         PAYOUTS
                                                                          SHARES
                                                             OTHER         UNDER    RESTRICTED SHARES
                        FISCAL                              ANNUAL      OPTIONS/            SHARES OR              ALL OTHER
NAME AND PRINCIPAL        YEAR                             COMPEN-          SARs           RESTRICTED       LTIP     COMPEN-
POSITION                 ENDED        SALARY      BONUS     SATION       GRANTED          SHARE UNITS    PAYOUTS      SATION
                                         (E)        (E)        (E)           (#)                  (E)        (E)         (E)
(a)                        (b)           (c)        (d)        (e)           (f)                  (g)        (h)         (i)
---------------------  -------   -----------  ---------  ---------    ----------     ----------------  ---------  ----------
Jacques R. Essinger       2000       184,096        Nil        Nil       247,500                  Nil        Nil         Nil
Chief Executive           2001       312,035        Nil        Nil        59,008                  Nil        Nil         Nil
Officer                   2002       322,856     68,185    68,117(1)    344,759(2)               Nil        Nil         Nil
---------------------  -------   -----------  ---------  ---------    ----------     ----------------  ---------  ----------
Pieter Wolters            2000        96,954        Nil        Nil        45,000(4)               Nil        Nil         Nil
Chief Financial           2001       106,703        Nil        Nil       231,000                  Nil        Nil         Nil
Officer(3)                2002       128,801     53,225        Nil        35,000(4)               Nil        Nil         Nil
---------------------  -------   -----------  ---------  ---------    ----------     ----------------  ---------  ----------
Jim Hogan(5)              2000           N/A        N/A        N/A           N/A                  N/A        N/A         N/A
Chief Operating           2001       125,500        Nil        Nil        26,489                  Nil        Nil         Nil
Officer                   2002       244,102        Nil        Nil        89,102(6)               Nil        Nil         Nil
---------------------  -------   -----------  ---------  ---------    ----------     ----------------  ---------  ----------
Clemens van(7)            2000       144,932        Nil        Nil        35,000                  Nil        Nil         Nil
Blitterswijk              2001       164,874        Nil        Nil        70,000                  Nil        Nil         Nil
                          2002       108,832        Nil        Nil           Nil                  Nil        Nil         Nil
---------------------  -------   -----------  ---------  ---------    ----------     ----------------  ---------  ----------
David Jones(8)            2000       116,663        Nil        Nil        48,000                  Nil        Nil         Nil
                          2001       155,337        Nil        Nil         4,138                  NIl        Nil         Nil
                          2002       163,644        Nil        Nil           Nil                  Nil        Nil         Nil

NOTES
1  This remuneration represented a bonus of IsoTis Shares.
2  27,500 of these options were granted under a stock option plan at an exercise price of CHF 1.00. Due to the merger between IsoTis
   NV and Modex Therapeutiques SA these options were exercised December 12, 2002. 317,259 options were granted on December 12, 2002, with a vesting period of one year at an exercise price of CHF 1.60 for a period of 4 years from the moment of vesting.
3  Mr Wolters became CFO of IsoTis SA following the IsoTis/ Modex merger. Previously he was CFO of IsoTis NV and therefore the compensation he received in that capacity is shown in the table above.
4  Represents options IsoTis NV which where forfeited in 2002 upon conversion to IsoTis SA options.
5  Mr Hogan was appointed COO of Modex Therapeutiques SA on July 1, 2001.
6  24,883 of these options were granted under a stock option plan at an exercise price of CHF 1.00. Due to the merger these options were exercised December 12, 2002. 64,216 options were granted on December 12, 2002 with a vesting period of one year at an exercise price of CHF 1.60 for a period of 4 years from the moment of vesting.
7  Mr. van Blitterswijk was CEO of IsoTis NV until August 31, 2002.
8  Mr Jones was appointed CFO of Modex Therapeutiques SA on April 1, 2000.

COMPENSATION OF DIRECTORS

Other than the directors' fees as disclosed above, there were no arrangements under which directors of IsoTis who are not Named Executive Officers were compensated by IsoTis for services in their capacity as such or for services as consultants or experts, nor were any amounts paid to the directors for committee participation or special assignments except as follows:

Each member of the IsoTis Board receives a fixed amount of E 20,000 for preparing and attending 4 to 5 board meetings per annum. The position of Chairman necessitates more active involvement, and thereby more contact with the Chief Executive Officer and Chief Financial Officer of IsoTis. As a result the Chairman received annual compensation of E 30,000 as well as 30,000 stock options when joining the IsoTis board in May 2002 which were converted into 42,000 options that are subject to stock option plan 2003/1. For each special committee membership (i.e. audit and remuneration committees), a non-executive board member receives an additional E 5,000 annually.


ISOTIS STOCK OPTIONS

The IsoTis stock options to be granted to the GenSci Continuing Service Providers are substantially different, in terms of exercise price, number and allocation, from the IsoTis share options held by current IsoTis Management and employees of IsoTis.

In order to achieve consistency with respect to the options for the GenSci Continuing Service Providers and for IsoTis Management and employees of IsoTis, the following actions will be proposed to the IsoTis Nomination and Remuneration Committee:

(a) additional IsoTis stock options to purchase up to 700,000 IsoTis Shares at CHF 1.28 expiring in 6 years with 4 year vesting are proposed to be granted on the Effective Date to the following IsoTis employees:

      Name                 Title                       Number of IsoTis options

      Jacques Essinger     Chief Executive Officer     300,000
      Pieter Wolters       Chief Financial Officer     200,000
      Jim Hogan            Chief Operating Officer     200,000


      100,000 stock options are not yet allocated; and

(b) a comprehensive plan will be proposed to the IsoTis Nomination and Remuneration Committee to achieve, over time, a fairer distribution of the number of options granted to employees of GenSci US Subsidiary and to IsoTis European Management and European employees of IsoTis.


LONG-TERM INCENTIVE PLANS - AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

IsoTis did not award any long term incentive plans to any Named Executive Officer during the most recently completed financial year. Long-term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, whether performance is measured by reference to financial performance of IsoTis or an affiliate, or the price of IsoTis Shares, but does not include option or stock appreciation rights plans, or plans for compensation through restricted shares or units".

ISOTIS 2003 INCENTIVE PLAN

The IsoTis 2003 Incentive Plan is designed to align IsoTis Management's interests with those of IsoTis and its shareholders. Any bonus paid under the 2003 Incentive Plan is based upon the achievement of defined and measurable corporate and personal objectives. Should such objectives be achieved, an IsoTis executive officer or a member of IsoTis senior managment would be entitled to receive a bonus ranging from 25% to 30% of his or her annual salary, and up to 80% of each such bonus may be paid in IsoTis Shares.

It is proposed that a transacton bonus be paid to IsoTis executive officers and to IsoTis senior management upon completion of the Transaction. Subject to IsoTis Board approval, IsoTis executive officers would each be entitled to receive a bonus of between two to three months' salary, and the IsoTis executive officers as a group would be entitled to receive options to acquire up to 800,000 IsoTis Shares. It is proposed that such IsoTis options would vest over a two year period and have an exercise price of CHF 1.28.

In addition, it is proposed that the current Chairman of the IsoTis Board would, subject to approval of the IsoTis Board, receive a transaction bonus of CHF 50,000 in cash and IsoTis Shares with a value of CHF 50,000 upon closing of the Transaction.


STOCK APPRECIATION RIGHTS

IsoTis Stock Option Plans do not provide for SARs, and no SARs were granted to, or exercised by, any Named Executive Officer or any directors during the most recently completed financial year. Stock appreciation rights ("SARs") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of IsoTis Shares.


OPTION GRANTS IN THE LAST FINANCIAL PERIOD

During the financial year ended December 31, 2002, the following stock options were granted to the Named Executive Officers:


                                           % OF TOTAL                  MARKET VALUE OF
                                              OPTIONS                       SECURITIES
                            SECURITIES     GRANTED TO   EXERCISE OR         UNDERLYING
                                 UNDER   EMPLOYEES IN    BASE PRICE     OPTIONS ON THE
                               OPTIONS      FINANCIAL         (CHF/      DATE OF GRANT
NAME                       GRANTED (#)           YEAR     SECURITY)     (CHF/SECURITY)      EXPIRATION DATE
------------------------ ------------- -------------- ------------- ------------------ --------------------
                                27,500            27%          1.00               6.00      January 2, 2003
Jacques R. Essinger            317,259            11%          1.60               1.60    December 12, 2007
------------------------ ------------- -------------- ------------- ------------------ --------------------
Pieter Wolters                 231,000             8%          2.02               1.60    December 12, 2007
------------------------ ------------- -------------- ------------- ------------------ --------------------
                                24,833            25%          1.00               6.00      January 2, 2003
Jim Hogan                       64,219             2%          1.60               1.60    December 12, 2007
------------------------ ------------- -------------- ------------- ------------------ --------------------
Clemens van Blitterswijk           Nil            Nil            NA                 NA                   NA
------------------------ ------------- -------------- ------------- ------------------ --------------------
                                 3,655             4%          1.00               6.00      January 2, 2003
David Jones                     64,312             2%          1.60               1.60    December 12, 2007

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2002 and the values of such options at the end of such year were as follows:

                                                                                             VALUE OF
                                                                                          UNEXERCISED
                                                                      UNEXERCISED        IN-THE-MONEY
                                                                       OPTIONS AT   OPTIONS AT FY-END
                                SECURITIES                             FY-END (#)               (CHF)
                               ACQUIRED ON     AGGREGATE VALUE       EXERCISABLE/        EXERCISABLE/
NAME                          EXERCISE (#)      REALISED (CHF)      UNEXERCISABLE       UNEXERCISABLE
--------------------------- -------------- ------------------- ------------------ -------------------
Jacques R. Essinger                282,470             440,653            317,259                 N/A

                                                                        0/317,259
--------------------------- -------------- ------------------- ------------------ -------------------
Pieter Wolters                          NA                  NA            231,000                 N/A
                                                                        231,000/0
--------------------------- -------------- ------------------- ------------------ -------------------
Jim Hogan                           38,553              60,143             64,219                 N/A
                                                                         0/64,219
--------------------------- -------------- ------------------- ------------------ -------------------
Clemens van Blitterswijk                NA                  NA            252,000                 N/A
                                                                        252,000/0
--------------------------- -------------- ------------------- ------------------ -------------------
David Jones                         53,685              90,728             64,312                  NA
                                                                         0/64,312

SHAREHOLDINGS OF ISOTIS MANAGEMENT AND ISOTIS BOARD IN ISOTIS SHARES

Certain members of IsoTis Management and the IsoTis Board own IsoTis Shares. The following table sets out the number of IsoTis Shares held by each member as at the date of this Information Circular:

                                                                       % OF
                                                                OUTSTANDING
                                                                     SHARES
                                           % OF OUTSTANDING   FOLLOWING THE
                            SHARES HELD              SHARES     ARRANGEMENT
                           -------------  -----------------  --------------
ISOTIS MANAGEMENT:
Jacques Essinger                258,030                0.6%            0.6%
Pieter Wolters                   96,236                0.2%            0.2%
Jim Hogan                        56,144                0.1%            0.1%
                           -------------  -----------------  --------------
Total:                          410,410                1.0%            1.0%
                           =============  =================  ==============
ISOTIS BOARD:
Aart Brouwer                          -                   -               -
Patrick Aebischer               176,400                0.5%            0.5%
Jacques Essinger                258,030                0.6%            0.6%
Henjo Hielkema                    2,800                0.0%            0.0%
Rob Zegelaar                          -                   -               -
                           -------------  -----------------  --------------
Total:                          437,230                1.1%            1.1%
                           =============  =================  ==============

TRANSACTIONS OF ISOTIS BOARD OR ISOTIS MANAGEMENT WITH ISOTIS

During the past three years, no interests were held by members of the IsoTis Board or by IsoTis Management in unusual nor material transactions with IsoTis or any of its subsidiaries.

LOANS TO ISOTIS MANAGEMENT AND ISOTIS BOARD

During the fiscal year 2002, and as at the date of this Information Circular, no loans nor guarantee commitments have been granted by IsoTis to members of the IsoTis Management nor to members of the IsoTis Board, nor are there any loans outstanding.

OPTION RIGHTS OF ISOTIS MANAGEMENT AND ISOTIS BOARD

Certain members of IsoTis Management and IsoTis Board own options to receive IsoTis Shares. The following table sets out the number of options held by each member as at the date of this Information Circular.

ISOTIS MANAGEMENT:

Jacques Essinger                           317,259

Pieter Wolters                             231,000

Jim Hogan                                   64,219

ISOTIS BOARD:

Aart Brouwer                                42,000

Patrick Aebischer                                -

Henjo Hielkema                                   -

Rob Zegelaar                                     -



TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Neither IsoTis nor its subsidiaries has entered into a compensatory plan or arrangement (including payments to be received from IsoTis or its subsidiaries) with respect to any Named Executive Officer of IsoTis which results or will result from the resignation, retirement or any other termination of employment of a Named Executive Officer's employment with IsoTis or from a change of control of IsoTis or a change in a Named Executive Officer's responsibilities following a change in control, other than as follows.

On September 5, 1997, as amended on January 7, 1999, November 11, 2000 and April 28, 2003, IsoTis entered into an employment agreement with Jacques R. Essinger wherein the employment relationship may be terminated in writing by either party with a notice termination of six months. The employment will in any event terminate by operation of law when Mr. Essinger reaches his pensionable age. In the case of a termination by IsoTis as a result of a change of control, IsoTis will pay to Mr. Essinger, in addition to the salary paid during the termination period, a severance payment equal to 12 months base salary including holiday allowance, excluding further emoluments as for example representation fees or a transport allowance, as paid during the last 12 months of the employment at the moment of change of control.

On December 16, 2002, IsoTis and IsoTis NV entered into an employment agreement with Pieter Wolters. Mr. Wolters' entitlement to termination pay is the same as that described above for Mr. Essinger.

On February 20, 2001, as amended on December 20, 2002, IsoTis entered into an employment agreement with Jim Hogan. Mr. Hogan's entitlement to termination pay is the same as that described above for Messrs. Essinger and Wolters.

EMPLOYEES

At June 30, 2003, IsoTis employed approximately 85 people excluding 15 long-term R&D employees. Currently, half of IsoTis' employees are involved in research and development activities and 32 are involved in finance and administrative activities. IsoTis requires all employees to enter into confidentiality agreements and employment contracts. At this time, none of IsoTis' employees are covered under collective bargaining agreements. At December 31, 2002, 2001 and 2000 IsoTis employed respectively 168, 143 and 101 people.

STOCK OPTION PLANS

IsoTis currently has three stock option plans.

In connection with the IsoTis/Modex merger, IsoTis NV terminated its existing stock option plan and cancelled all previously outstanding options on shares of IsoTis NV.

IsoTis adopted a new stock option plan whereby the IsoTis Board may grant options to consultants, collaborative institutions and former IsoTis NV employees and board members, based on treasury Shares ("SOP 2003-0").

IsoTis has another stock option plan for the IsoTis Board and IsoTis employees outside of North America, based on conditional capital ("SOP 2003-1"). At December 31, 2002, a total of 1,216,678 options on IsoTis Shares were available for issuance under this plan.

Options in these two plans vest based on the terms established in the individual grant agreement. Such terms are established by the IsoTis Board and typically range from vesting immediately to vesting over a period of four years. Certain options are subject to profit-retribution provisions entitling IsoTis to receive a portion of the profits from the sale of the underlying shares. Options generally expire over a period of 4 to 5 years, or upon earlier termination of employment with IsoTis. Generally, options are granted at prices at least equal to the fair value of IsoTis' stock at the date of grant.

As required by the Arrangement Agreement, IsoTis also implemented a new employee stock option plan for North American employees and directors, based on conditional capital ("SOP 2003-2"). See 'Part D the Arrangement - Treatment of Outstanding Options' in this Information Circular. Initially up to 1,628,070 options will be granted to GenSci Continuing Service Providers. After this and after deducting the presently outstanding options (approx. 2.8 million), the options to be issued to the GenSci Continuing Service Providers (approx 1.6 million) and the options that can be granted as transaction bonus (0.8 million) approx. 1.8 million options will remain available under SOP 2003-1 and SOP 2003-2.

The IsoTis Stock Option Plans contain a provision which, in the event of certain "Covered Transactions", such as a merger, sale of all or substantially all of the assets or dissolution of IsoTis or the closing of an underwritten public offering of IsoTis shares, allow the IsoTis Board to either make existing options exercisable in full, change the duration period of each unexercisable option or arrange to have the surviving or acquiring corporation grant substantially equivalent replacement options.

The following table summarizes information about IsoTis' stock option activity during 2002 and outstanding at December 31, 2002:

                                                                                WEIGHTED
                                                           OUTSTANDING           AVERAGE     WEIGHTED
                           BALANCE AT                   ISOTIS OPTIONS         REMAINING      AVERAGE
                           JANUARY 1,         GRANTED      AT DECEMBER       CONTRACTUAL       OPTION      EXERCISABLE
OPTION SERIES                    2002     DURING 2002         31, 2002      LIFE (YEARS)        PRICE          OPTIONS
------------------------ --------------- ------------- ------------------- ---------------- ------------- ------------
CHF 1.60                            -         795,935          795,935               4.9     CHF 1.60                -
CHF 2.02                            -       1,987,387        1,987,387               4.9     CHF 2.02        1,804,336
                         --------------- ------------- ------------------- ---------------- ------------- ------------
Outstanding at
December 31, 2002:                          2,783,322        2,783,322               4.9     CHF 1.90        1,804,336

Additional details regarding IsoTis options are set out in the table below. The holder of the options may not necessarily be associated with IsoTis as at the date of this Information Circular:


                                                                                 Market        Market
                                                                   Average     Value of      Value of
                                                                  Exercise    shares on     shares on
                                                Shares Held       Price of      Date of    August 29,
Optionee                                       Under Option        Options       Grant[1]        2003      Expiry Date
-------------------------------------------- ------------------ ------------- ---------- -------------- --------------
Management                                          612,478       CHF 1.76     CHF 1.60      CHF 3.08     Dec 12, 2007
Management of subsidiaries Board members[2]          42,000       CHF 2.02     CHF 1.60      CHF 3.08     Dec 12, 2007
Board members of subsidiaries                       143,500       CHF 2.02     CHF 1.60      CHF 3.08     Dec 12, 2007
Employees                                           392,064       CHF 1.60     CHF 1.60      CHF 3.08     Dec 12, 2007
Employees of subsidiaries                         1,387,836       CHF 2.02     CHF 1.60      CHF 3.08     Dec 12, 2007
Consultants                                         205,444       CHF 1.97     CHF 1.60      CHF 3.08     Dec 12, 2007
                                             ------------------ ------------- ---------- -------------- --------------
TOTAL/AVERAGE                                     2,783,322       CHF 1.90     CHF 1.60

Pursuant to the Arrangement Agreement, IsoTis has agreed to implement a new IsoTis Stock Option Plan for North American employees and directors based on conditional capital and to grant options according to this plan as of Effective Date for the acquisition of an additional 1,628,070 IsoTis Shares to the GenSci Continuing Service Providers at CHF 1.00 per IsoTis Share, based on such
GenSci Continuing Service Providers agreement not to exercise their GenSci Options until after the Effective Date. See 'Part D -
The Arrangement - Treatment of outstanding options'.

----------
Notes
1 The market value of IsoTis Shares on December 12, 2002 was CHF1.60.
2 Does not include IsoTis Board who are/were also members of IsoTis Management.

OTHER INFORMATION

LEGAL PROCEEDINGS

As at the date of this Information Circular, IsoTis is not and has not been party to any legal, arbitral or administrative proceedings that may have, or have had during the 12 months preceding the date of this Information Circular, a material adverse effect on the business or financial condition of IsoTis. IsoTis is currently involved in one minor lawsuit against it and in one administrative proceeding, each described hereafter. IsoTis is currently not aware that any other proceedings are threatened or pending.

IsoTis is in litigation with a third party regarding payment of an invoice by that third party regarding services, which IsoTis deems were performed unsatisfactorily, and regarding the delivery of documentation by that third party.

IsoTis is awaiting the final decision of the Swiss Federal Tax Authorities regarding the amount of the Swiss Federal capital issuance stamp tax for a maximum of one percent which may be due following the increase of the share capital in relation with the IsoTis/Modex merger. This tax, if any, shall be borne by IsoTis. IsoTis has made a provision for this tax in the annual financial statements as at December 31, 2002.


CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

To the knowledge of IsoTis Management, there have been no directors or management of IsoTis, or any shareholder holding a sufficient number of IsoTis Shares to affect materially the control of IsoTis, who is, or within the last 10 years before the date of this Information Circular, was a director or officer of any corporation which, while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order, or an order that denied the other corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.


OTHER

In March 2003, IsoTis has been asked by the Dutch Tax authorities to provide information with regard to the valuation of 367,800 employee stock options granted in March 2000 with an exercise price of E 4.35, in order to establish whether the correct tax liability was established at the time. IsoTis has provided the requested information in June 2003, has not heard since and thus is not aware at the moment of any consequences.


PENALTIES OR SANCTIONS

To the knowledge of IsoTis Management, there have been no directors or management of IsoTis, or any shareholder holding a sufficient number of IsoTis Shares to affect materially the control of IsoTis, that have:

(a) been subject to any penalties or sanctions imposed by any court relating to Canadian securities legislation or by any Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

INDIVIDUAL BANKRUPTCIES

None of the founders of IsoTis nor members of the IsoTis Management or the IsoTis Board has been or is involved in (i) personal bankruptcies, moratoria and debt restructuring, (ii) bankruptcies or moratoria of businesses in which they were involved as sole or joint policymaker, declared within the five-year period preceding the date of this Information Circular, and (iii) convictions, out-of-court settlements and legal proceedings still in progress, relating to criminal offences or breaches of the law as laid down in the Dutch Economic Offences Act (Wet Economische Delicten).


INTERRUPTIONS IN BUSINESS

IsoTis experienced no interruptions in its operations during 2001, 2002 and 2003 up to the date of this Information Circular.


CONFLICTS OF INTEREST

Some of the directors of IsoTis are or may be directors and officers of other companies engaged in similar business as IsoTis. Swiss law does not contain a general provision regarding conflicts of interests. However, the Swiss Code of Obligations requires members of the IsoTis Board and of IsoTis Management to safeguard the interests of IsoTis and, in this connection, imposes a duty of care and of loyalty on members of the IsoTis Board and on IsoTis Management. This rule is generally understood as disqualifying members of the IsoTis Board and of IsoTis Management from participating in decisions that directly affect them. The breach of these provisions may result in the personal liability of the members of the IsoTis Board and of IsoTis Management. Moreover, each member of the IsoTis Board and of IsoTis Management shall comply with the code of conduct of IsoTis.


TRANSACTIONS WITH AFFILIATED PARTIES

IsoTis has concluded certain agreements with some of its existing Shareholders (EpiTech BVI, see below) and intends to conclude agreements with future IsoTis Shareholders as well. Some of the IsoTis Shareholders are represented on the IsoTis Board. Moreover, IsoTis Shareholders may hold participations in many companies including companies which have or may have concluded agreements with IsoTis. It cannot be excluded that employees of IsoTis do not or will not own shares in companies which are or may become IsoTis Shareholders or business partners of IsoTis. Although scientific advisors of IsoTis have signed confidentiality agreements with IsoTis, they may be engaged in other companies including IsoTis Shareholders and business partners of IsoTis.

On December 3, 1999, IsoTis entered into a license agreement with EpiTech BVI, amended as of June 7, 2000 granting IsoTis the exclusive worldwide license to certain patents relating to Outer Root Sheath ("ORS") technology products and services, in particular ORS technology relating to skin products based on cultured keratinocytes or keratinocyte-like cells.

On October 10, 2002, IsoTis and EpiTech BVI signed a rider to this agreement, whereby EpiTech BVI assigned to IsoTis all the rights licensed under the EpiTech license agreement. Under the terms of this rider, IsoTis made a payment to EpiTech BVI of CHF 337,500 at the signature of this rider, and shall make a further payment either in cash or in the form of IsoTis Shares at IsoTis' own choice, for a maximum of 350,000 IsoTis Shares or the cash equivalent, dependent on the achievement of a milestone. IsoTis may at any time anticipate the payment of such milestone. If payment in the form of IsoTis Shares takes place, such IsoTis Shares are expected to be provided by using the authorised share capital of IsoTis.

IsoTis and the Ecole Polytechnique Federale de Lausanne (EPFL) entered into a research agreement on January 1, 2002 wherein IsoTis is sponsoring a research project for the development of a Flat Sheet EPO Biodelivery related to its Biodelivery technology. This research project falls under the responsibility of Professor Patrick Aebischer who is also a member of the IsoTis Board, and one of the founders of IsoTis.

Furthermore IsoTis is funding the research of a group of PhD students at Twente University. Some of these people are former IsoTis employees and may still be IsoTis Shareholders.


MATERIAL CONTRACTS

The following are the material contracts entered into by IsoTis in the past two years:

1. Distribution agreement between BEGO Semados GmbH and IsoTis dated March 26, 2003, as further described under 'Research and business agreements'.

2. Licence agreement between Modex Therapeutiques SA and EpiTech BVi effective September, 2002, as further described under 'Research and business agreements'.

3. Exclusive patent licence agreement between Basel University and IsoTis NV dated November 1, 2001, as further described under 'Research and business agreements'.

4. Employment agreement between IsoTis and Pieter Wolters dated December 9, 2002, as further described under the heading 'Executive and board compensation'.

5. Employment agreement between IsoTis NV and Pieter Wolters dated December 9, 2002, as further described under the heading 'Executive and board compensation'.

6. Employment agreement between Modex Therapeutiques SA and Jim Hogan dated February 20, 2001 as amended by Rider No.1 executed December 20, 2002, as further described under the heading 'Executive and board compensation'.

7. Employment agreement between IsoTis and Jacques Essinger dated September 5, 1997, as amended January 7, 1999 and April 28, 2003, as further described under the heading 'Executive and board compensation'.

8. Mortgage Facility with Rabobank Heerlen Hoensbroek - Brunssum U.A. as further described under "Investment Policy".

9. Arrangement Agreement described under 'Part D - The Arrangement - The Arrangement Agreement'.

10. Product Technology Licensing Agreement between IsoTis and GenSci US Subsidiary dated June 24, 2003 as described under 'Part C -
     Information Regarding the Combination - Recent Developments'.

11. Cross Distribution Agreement between IsoTis and GenSci US Subsidiary dated August 1, 2003 as described under 'Part C - Information Regarding the Combination - Recent Developments'.

12. Development and license agreement between IsoTis SA and Healthpoint Ltd dated August 8, 2003 as further described under 'Part C - Information Regarding the Combination - Recent Developments'.

Copies of the material contracts can be reviewed in Canada at the offices of Lang Michener, 2500 - 181 Bay Street, BCE Place, P.O. Box 747, Toronto, Ontario, M5J 2T7 and Lang Michener, 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, until the date of the GenSci Regeneration Meeting. In addition, these contracts can also be reviewed at the headquarters of IsoTis located at 18-20 Avenue de Sevelin, 1004 in Lausanne, Switzerland and the offices of its subsidiary IsoTis NV at Prof. Bronkhorstlaan 10-D, 3723 MB in Bilthoven, The Netherlands.


REAL ESTATE

IsoTis currently has available a total of approximately 4600 square meters of office and production facilities located in both Lausanne, Switzerland and Bilthoven, The Netherlands. IsoTis believes that these facilities are sufficient for feasibility and multi-center clinical evaluations of all its products and the early-stage commercialisation of its biomaterials and second-generation products.

In addition, IsoTis has cleanroom manufacturing facilities (class 100,000) for the production of polymers (such as PolyActiveTM) and calcium phosphate/hydroxyapatite. IsoTis also has a tissue engineering cleanroom (class 10,000).

Most of IsoTis' premises and production facilities are leased, and IsoTis does not own any real estate except as described below.

IsoTis currently leases its Lausanne facilities from Gabella SA under a lease which expires in 2005 unless it is renewed in 2004. IsoTis currently sublets approximately 40% of its laboratory and office space to Apoxis SA which has openly expresses a willingness to take additional space if available under the current sublease agreement. Apoxis SA pays for the space occupied at a rate which allows IsoTis to cover its expenses, and also pays the lease costs for all capital equipment of IsoTis that they are using.

Based on the outcome of efforts to license the AlloxTM, EpiDexTM and AcuDressTM business which are based in Lausanne, IsoTis will either renew the existing lease in 2004 under the existing terms, or will release some of the space to Apoxis SA to lease directly from Gabella SA.

IsoTis TE Facility BV owns the land in Heerlen, The Netherlands, where the construction of the tissue engineering facility took place until early 2003. As part of the reorganisation process following the merger between IsoTis NV and Modex Therapeutiques SA, IsoTis decided that construction of the facility would not be completed at this time. The external work on the building (floors, walls and roofs) is finished such that the building can be preserved in a good state, but the internal work will remain unfinished for the foreseeable future. The building can either be sold or finished at a later stage, if needed, when production capacity at the Bilthoven facility becomes insufficient.


CORPORATE SECRETARY

The secretary of the IsoTis Board as of the Effective Date shall be Nakisa
Serry.

Ms. Serry joined Modex Therapeutiques SA in March 2001 from Glaxo SmithKline Biologicals SA in Belgium where she spent two years as senior manager and legal counsel. During this time, she worked closely with Business Development, Strategic Marketing and R&D, handling legal matters relating to SmithKline's worldwide vaccine business. Prior to working with Glaxo SmithKline, she was a consultant at the World Health Organization's
(WHO) Global Vaccine Program in Geneva. She also spent six years working in private practice at a law firm in Chicago specializing in business law.

DESCRIPTION OF SHARE CAPITAL, CORPORATE STRUCTURE AND ARTICLES OF ASSOCIATION

ISOTIS (INCORPORATION, REGISTERED OFFICE)

IsoTis is a stock corporation (Aktiengesellschaft) established under the laws of Switzerland (Article 620 et seq. of the Swiss Code of Obligations) with its registered office in Lausanne. It was established under the name Modex Therapeutiques SA (Modex Therapeutics Ltd) (Modex Therapeutik AG) on June 27, 1996 and entered under the register number CH-550-0058431-2 in the Commercial Register of Lausanne (now the Commercial Register of the Canton of Vaud) on June 28, 1996. Its name was modified to ISOTIS SA (ISOTIS Ltd) (ISOTIS AG) on December 9, 2002 further to the merger with IsoTis NV.

The registered offices are located at 18-20 Avenue de Sevelin, 1004 Lausanne, Switzerland.

According to the Articles of Association IsoTis, IsoTis is established for an indefinite period of time. It may be dissolved at any time by means of a resolution of the IsoTis General Meeting of Shareholders which has to be passed (i) with the absolute majority of the IsoTis Shares if IsoTis is intended to be liquidated and (ii) with a supermajority if IsoTis is intended to be dissolved by means other than liquidation (See 'Part E - GenSci Regeneration Shareholder Information - Comparison of Shareholders' Rights'). In accordance with the Swiss Code of Obligations, any liquidation proceeds (after all creditor claims have been satisfied) have to be distributed to the IsoTis Shareholders in proportion to the paid-in nominal values of their IsoTis Shares.

The purpose of IsoTis is the research, the study, the development, the manufacturing, the promotion, the sale, the license and the marketing of products, substances, processes, devices and technologies, in the field of, but not restricted to, tissue engineering, cell therapy and gene therapy.

According to Article 2 of the Articles of Association IsoTis, IsoTis may:

o have any financial, commercial, or industrial activity in the fields of movable or immovable property or intellectual property, in direct or indirect connection with its purpose;

o    create branches, or subsidiaries in Switzerland or abroad;

o participate in any enterprise which has direct or indirect connection with its purpose; and

o give loans or guarantees to IsoTis Shareholders or third parties if it is in its best interest.

INFORMATION FOR CANADIAN SHAREHOLDERS

IsoTis is incorporated under the laws of a foreign jurisdiction and resides outside of Canada. Although IsoTis has appointed Lang Michener, Barristers & Solicitors, 1500 - 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7 as its agent for service of process in Canada, it may not be possible for investors to collect from IsoTis any judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation.

The enforcement by IsoTis Shareholders of civil liabilities under the US federal securities laws may be affected adversely by the fact that IsoTis is incorporated or organised under the laws of a country other than the US, that some or all of their officers and directors and the experts named herein may be residents of a country other than the US, and that a substantial portion of the assets of IsoTis and such persons are located outside the US.


CAPITAL STRUCTURE

As at the date of this Information Circular, the share capital of IsoTis as mentioned in the commercial register amounts to CHF 41,588,457 divided into 41,588,457 IsoTis Shares with a nominal value of CHF 1 each. In addition, IsoTis has an authorised share capital of CHF 3,300,000 and a conditional share capital of CHF 3,818,112.

The IsoTis Shares are registered shares and are all of the same category. The IsoTis Exchange Shares are a specified number of IsoTis Shares, not another class of Shares. The IsoTis Shares are all fully paid- in, and subject to restriction on the transferability according to articles 9 and 10 of the Articles of Association IsoTis. Besides voting rights, the IsoTis Shareholders are entitled to rights to assets (rights to dividends and liquidation proceeds), several protective rights as well as rights to the non-dilution of the participation (pre-emptive rights). Pursuant to the Swiss Code of Obligations dividends (if any) will become due and payable promptly after the IsoTis General Meeting of Shareholders approve their payment unless otherwise decided at such meeting. Dividends which remain unclaimed for five years after the due date become barred by the statute of limitations under the Swiss Code of Obligations.


ANTICIPATED CHANGES TO THE ARTICLES OF ASSOCIATION ISOTIS

There are no changes anticipated to the Articles of Association IsoTis, except the modifications required for the issue of the IsoTis Exchange Shares, the increase of the conditional capital IsoTis Stock Option Plans and in particular for the new stock option plan of IsoTis for North American employees, and the increase of the mandatory bid threshold provided by SESTA to 40 per cent. The last change to the Articles of Association IsoTis was effectuated on June 5, 2003.

The IsoTis Board may use after the Transaction and probably before the end of the financial year the existing authorized capital of Article 6bis of the Articles of Association IsoTis to increase the share capital through the issuance of no more than 154,490 new IsoTis Shares in exchange for the acquisition of all or part of the 110,350 shares of IsoTis N.V remaining to be acquired. As a consequence, the authorized capital of Articles 6bis of the Articles of Association IsoTis will be either reduced accordingly or repealed.


APPOINTMENT, SUSPENSION AND DISMISSAL OF ISOTIS MANAGEMENT AND BOARD

According to the Articles of Association IsoTis, the election of the members of the IsoTis Board is an inalienable power of the IsoTis General Meeting of Shareholders. The members of the IsoTis Board are elected for three years and may be re-elected. The IsoTis Board designates its chairman and its secretary; the latter need not be a member of the IsoTis Board. The IsoTis Board may fully or partially delegate the management to one or several members or to third parties (managers) in accordance with its organizational rules.

According to Article 705 of the Swiss Code of Obligations, the general meeting of shareholders is entitled to remove members of the board of directors and the auditors as well as any holders of powers of attorney and agents who have been elected by it. Claims for compensation by the persons removed remain reserved.

According to Article 726 of the Swiss Code of Obligations, the board of directors may, at any time, remove from office any committees, managing directors, managers, and other holders of powers of attorney and mandatories it has appointed. Holders of powers of attorney and mandatories appointed by the general meeting of shareholders may be suspended from their functions at any time by the board of directors who immediately calls a general meeting of shareholders. Reserved are damage claims of those removed or suspended from their functions.


VOTING RIGHTS

Each IsoTis Share grants one vote in the IsoTis General Meeting of Shareholders. Voting rights may only be exercised by IsoTis Shareholders recorded in the IsoTis Share Register as voting shareholders. IsoTis Shareholders recorded in the IsoTis Share Register are entitled to receive notice of all general meetings of shareholders and to attend such meetings.


OUTSTANDING BORROWINGS OR CONTINGENT LIABILITIES

IsoTis currently has no outstanding (convertible) bonds, warrants or other securities, borrowings or contingent liabilities.


PRE-EMPTIVE RIGHTS

According to Article 652b of the Swiss Code of Obligations, in case of increase of the share capital, each shareholder is entitled to a portion of the newly issued shares corresponding to his prior participation. The resolution of the general meeting of shareholders may withdraw these preemptive rights only for valid reasons; valid reasons are, in particular, the takeover of an enterprise, of parts of an enterprise, or of participations, as well as participations of employees. No one shall be advantaged or disadvantaged by such exclusion without proper reason. The limitation or exclusion of pre-emptive rights requires a resolution of the general meeting of shareholders passed by a supermajority of at least two thirds of the votes represented at the meeting and the absolute majority of the par value of shares represented.

Since the pre-emptive rights of IsoTis Shareholders relating to IsoTis Exchange Shares will be requested to be excluded, there is no tradability of such pre-emptive rights.


NUMBER OF OUTSTANDING SHARES

As at the date of this Information Circular, the share capital of IsoTis as mentioned in the commercial register amounts to CHF 41,588,457 divided into 41,588,457 fully paid IsoTis Shares with a nominal value of CHF 1 each.


AUTHORISED CAPITAL

According to Article 6 of the Articles of Association IsoTis (authorised capital), the IsoTis Board is authorised to increase the share capital of IsoTis by June 19, 2004 by a maximum amount of CHF 2,700,000 through the issuance of a maximum of 2,700,000 fully paid IsoTis Shares with a nominal value of CHF 1 each. The share capital may also be increased by conversion by IsoTis of freely disposable equity into share capital. The pre-emptive rights of the IsoTis Shareholders are excluded in order to enable the acquisition of companies or interests into companies, the acquisition of technologies, or the financing of partnerships or research and development projects.

According to Article 6bis of the Articles of Association IsoTis (authorised capital), the IsoTis Board is authorised to increase the share capital of IsoTis by November 20, 2004 by a maximum amount of CHF 600,000 through the issuance of a maximum of 600,000 fully paid IsoTis Shares with a nominal value of CHF 1 each. The newly issued shares shall be fully paid-in by the contribution in kind to IsoTis of ordinary shares in the capital of IsoTis NV with a nominal value of EUR 0.04 each, at an exchange ratio of 1.4 newly issued IsoTis Shares per 1 share of IsoTis NV. The pre-emptive rights of the IsoTis Shareholders are excluded.

As per Article 651 of the Swiss Code of Obligations, the general meeting of shareholders may, by amendment to the articles of association, authorize the board of directors to increase the share capital within a period of no longer than two years.

The articles of association indicate the par value by which the board of directors may increase the share capital; the authorized capital shall not exceed half of the issued share capital. The authorised increase of the share capital requires a resolution of the general meeting of Shareholders passed by a supermajority of at least two thirds of the votes represented at the meeting and the absolute majority of the par value of the shares represented. Within the scope of the authorization, the board of directors may implement the increases of the share capital, in one or several time. After each increase of capital, the board of directors shall reduce the par value of the authorized capital in the articles of association accordingly. Upon expiration of the period fixed for the implementation of the increase of capital, the provision on the authorized increase of capital shall be deleted from the articles of association.

According to Article 652d of the Swiss Code of Obligations, the share capital may also be increased by converting freely disposable equity into share capital. Equity of the company is freely disposable, in principle, to the extent it exceeds half of the share capital. The coverage of the amount of the increase shall be evidenced by the annual financial statements as approved by the general meeting of shareholders, or by an audited interim financial statement if the closing of such balance sheet dates back more than six months.


CONDITIONAL CAPITAL

According to Article 7 of the Articles of Association IsoTis (conditional capital), the share capital of IsoTis may be increased by a maximum amount of CHF 3,818,112 divided into a maximum of 3,818,112 fully paid IsoTis Shares with a nominal value of CHF 1 each by the exercise of option rights to be granted to employees and members of the IsoTis Board according to a stock option plan to be prepared by the IsoTis Board. The pre-emptive rights of the IsoTis Shareholders are excluded. One of the IsoTis Stock Option Plan based on such conditional capital, the "SOP 2003-1", has been approved by the IsoTis Board on December 2, 2002 and options have been granted to employees and members of the IsoTis Board (See 'Part C - Description of the Companies - Stock option plans').

As per Article 653 et seq. of the Swiss Code of Obligations, the general meeting of shareholders may decide to increase the share capital to a determined maximum amount subject to a condition (conditional capital), by providing in the articles of association that either holders of new bond issues or similar debt instruments of the company or its group companies, or employees of the company or its group companies, may be granted conversion rights or option rights on such new shares. The conditional increase of the share capital requires a resolution of the general meeting of shareholders passed by a supermajority of at least two thirds of the votes represented at the meeting and the absolute majority of the par value of shares represented. Once conversion or option rights have been granted, the share capital is then increased without further action of the company, its board of directors or its general meeting of shareholders, at the time and to the extent that these conversion or option rights are exercised and the obligations for contributions are fulfilled by set-off or payment. The conditional capital is not limited in time. However, the total nominal value by which the share capital may be increased subject to a condition shall not exceed half of the current issued share capital. At least once a year at the end of the business year, the auditors shall examine, and the board of directors shall establish in the form of a notarised deed, the number, nominal value and type of the shares issued by exercise of conversion or option rights; the board of directors shall make the necessary amendments of the articles of association, and report such amendments to the commercial register.

CONSOLIDATED CAPITALISATION

The following sets out IsoTis' share and loan capital at the dates mentioned and after giving effect to the Transaction:



                                                                                                   OUTSTANDING AT JUNE
                                                                                                        30, 2003 AFTER
                                                              OUTSTANDING            OUTSTANDING      GIVING EFFECT TO
                                                         AT DEC. 31, 2002       AT JUNE 30, 2003       THE TRANSACTION

DESCRIPTION OF SECURITY AND AMOUNT AUTHORISED                   (AUDITED)            (UNAUDITED)        (UNAUDITED)1,2
----------------------------------------------------   ------------------   --------------------   -------------------
Cash and Short Term Investments:                              E81,348,581            E67,958,623           E64,009,262
                                                       ==================   ====================   ===================
DEBT:
- Current liabilities                                         E11,817,164             E9,125,346           E17,855,546
- Trade payables                                               E3,942,946             E1,613,918            E6,500,269
- Non-current liabilities                                        E495,365               E255,561            E4,581,636
- Total liabilities:                                          E12,312,529             E9,380,907           E22,437,182
MINORITY INTEREST3:                                            E1,210,838               E921,651              E921,651
SHAREHOLDERS' EQUITY:
- Ordinary shares (authorised - CHF59,546,108)4                41,221,760             41,588,457            69,110,387[5]
- Retained Deficit                                          E(42,551,759)           E(52,532,447)        E (53,319,569)
TOTAL SHAREHOLDERS' EQUITY:                                   E79,083,954            E69,032,855           E96,112,180
                                                       ------------------   --------------------   -------------------
TOTAL CAPITALISATION:                                         E80,790,157            E70,210,067           101,615,467
                                                       ==================   ====================   ===================
Notes:

1. See the pro forma combined financial statements of IsoTis SA and the notes thereto, attached in Part F of this Information Circular.

2. 27,521,930 IsoTis Exchange Shares for the Arrangement (see note (c) to the unaudited pro forma condensed combined financial statements).

3. This deducts the value of the 1.9% and 0.6% interest of IsoTis' subsidiary IsoTis N.V. not owned by IsoTis as of December 31, 2002 and June 30, 2003 respectively and 10.2% interest of IsoTis' subsidiary
     Chienna B.V. not owned by IsoTis as of December 31, 2002.

4. To be increased at the IsoTis Meeting, subject to shareholder approval, to CHF 27,521,930 to authorize the issuance of the IsoTis
     Exchange Shares.

5. This number assumes that the total number of IsoTis Exchange Shares is 27,521,930 which in turn assumes 0% Dissenting Shares. In addition, an aggregate 1,628,070 IsoTis Shares have been or will be reserved for issuance pursuant to the terms of options described below.


CLAUSES DIFFERING FROM THE LEGAL PROVISIONS

The following clauses of the Articles of Association IsoTis differ from the legal provisions regarding changes in the capital and the rights attached to the IsoTis Shares:

o the pre-emptive rights of the IsoTis Shareholders for the authorised capital of CHF 2,700,000 are excluded (Article 6 of the Articles of Association IsoTis);

o the pre-emptive rights of the IsoTis Shareholders for the authorised capital of CHF 600,000 are excluded (Article 6 bis of the Articles of Association IsoTis);

o the pre-emptive rights of the IsoTis Shareholders for the conditional capital of CHF 3,818,112 are excluded (Article 7 of the Articles of Association IsoTis); and the pre-emptive rights of the IsoTis Shareholders for the increase of such conditional capital to CHF 7,000,000 will be requested to be excluded;

o IsoTis may refuse to enter an IsoTis Shareholder in the IsoTis Share Register as voting IsoTis Shareholder if such IsoTis Shareholder does not submit a declaration to the effect that he holds the IsoTis Shares in question in his own name and for his own account (Articles 9 and 10 of the Articles of Association IsoTis and 685d paragraph 2 of the Swiss Code of Obligations). If the Shareholder's name is not entered in the IsoTis

     Share Register as voting IsoTis Shareholder, he will not be allowed to exercise his voting rights during an IsoTis General Meeting of Shareholders. However, in such case he is entitled to receive dividend payments and liquidation proceeds;

o IsoTis may abstain from the printing and delivery of the IsoTis Shares. Any IsoTis Shareholder may at any time call upon IsoTis to issue a written confirmation for his IsoTis Shares. However, the IsoTis Shareholders are not entitled to a claim for printing and delivery of the IsoTis Shares (Article 8 of the Articles of Association IsoTis); and

o The IsoTis Meeting will be requested to amend the Articles of Association IsoTis to increase the mandatory bid threshold provided by SESTA to 40 per cent.


CAPITAL CHANGES

IsoTis was established on June 27, 1996 with a share capital of CHF 140,000 divided into 14,000 fully paid IsoTis Shares with a nominal value of CHF 10 each and entered in the commercial register on June 28, 1996. On January 1, 2000, the share capital of IsoTis amounted to CHF 304,000 divided into 30,400 IsoTis Shares with a nominal value of CHF 10 each.

On April 10, 2000, the IsoTis General Meeting of Shareholders resolved that a conditional share capital of a maximum amount of CHF 40,000 divided into a maximum of 4,000 fully paid IsoTis Shares with a nominal value of CHF 10 each be created by the exercise of conversion rights to be granted in connection with the granting of convertible and subordinated loans to IsoTis (Article 7bis of the Articles of Association IsoTis; conditional capital increase). Thus, twelve convertible loan agreements in the aggregate amount of CHF 6,000,000 were concluded with IsoTis Shareholders on April 27, 2000.

On April 10, 2000, the IsoTis General Meeting of Shareholders also resolved that a conditional share capital of a maximum amount of CHF 33,340 divided into a maximum of 3,334 fully paid IsoTis Shares with a nominal value of CHF 10 each be created by the exercise of conversion rights to be granted in connection with the granting of convertible loans to IsoTis. The pre-emptive rights of the IsoTis Shareholders were excluded (Article 7ter of the Articles of Association IsoTis; conditional capital increase). Thus, a convertible loan agreement in the amount of CHF 5,000,000 was concluded with Banque Cantonale Vaudoise on April 26, 2000.

On May 12, 2000, the IsoTis General Meeting of Shareholders resolved that the IsoTis Board be authorised to increase the share capital by May 12, 2002 by a maximum amount of CHF 90,000 through the issuance of a maximum of 9,000 fully paid IsoTis Shares with a nominal value of CHF 10 each. The share capital may also be increased by conversion by IsoTis of free reserves into share capital (Article 6 of the Articles of Association IsoTis; authorised capital increase). The pre- emptive rights of the IsoTis Shareholders were excluded in order to enable the acquisition of companies or interests into companies, the acquisition of technologies, or the financing of partnerships or research and development projects.

On June 20, 2000, the IsoTis General Meeting of Shareholders resolved to increase the share capital from CHF 304,000 by CHF 8,816,000 to CHF 9,120,000 through the issuance of 881,600 fully paid IsoTis Shares with a nominal value of CHF 10 each, issued at the nominal value (ordinary capital increase). Of the 881,600 IsoTis Shares, 795,905 IsoTis Shares were subscribed for and paid in by Bank Vontobel AG in Zurich pro rata for the account of IsoTis Shareholders with the obligation of Bank Vontobel AG to offer 60,000 IsoTis Shares as part of the initial public offering of the IsoTis Shares on June 23, 2000; 85,695 IsoTis Shares were subscribed for by IsoTis by conversion of free reserves into share capital. The IsoTis Board confirmed on June 20,

2000 that the share capital had been increased from CHF 304,000 by CHF 8,816,000 to CHF 9,120,000 according to the above mentioned resolution of the IsoTis General Meeting of Shareholders.

On June 20, 2000, in order to maintain the proportions between the share capital, the authorised share capital and the conditional share capital, the IsoTis General Meeting of Shareholders also resolved to increase the existing authorised share capital from a maximum amount of CHF 90,000 to a maximum amount of CHF 2,700,000 (Article 6 of the Articles of Association IsoTis) and the existing conditional share capital from a maximum amount of CHF 40,000 to a maximum amount of CHF 1,200,000 (Article 7bis of the Articles of Association IsoTis) and from a maximum amount of CHF 33,340 to a maximum amount of CHF 1,000,200 (Article 7ter of the Articles of Association IsoTis).

On June 20, 2000, the IsoTis General Meeting of Shareholders also resolved that a conditional share capital of a maximum amount of CHF 750,000 divided into a maximum of 75,000 fully paid IsoTis Shares with a nominal value of CHF 10 each be created by the exercise of option rights to be granted to employees according to a share option plan to be prepared by the IsoTis Board. The pre-emptive rights of the IsoTis Shareholders were excluded (Article 7 of the Articles of Association IsoTis; conditional capital increase).

On June 20, 2000, the IsoTis General Meeting of Shareholders also resolved to increase the share capital by CHF 3,750,000 through the issuance of 375,000 fully paid IsoTis Shares with a nominal value of CHF 10 each (ordinary capital increase). The pre-emptive rights of the IsoTis Shareholders were excluded. The IsoTis Shares were taken over at their nominal value by a consortium of banks led by Bank Vontobel AG in Zurich and offered to the public at the price of CHF 16,8 per IsoTis Share on June 23, 2000 (initial public offering). On June 20, 2000, the IsoTis Board confirmed that the share capital had been increased from CHF 9,120,000 by CHF 3,750,000 to CHF 12,870,000 through the issuance of 375,000 fully paid IsoTis Shares with a nominal value of CHF 10 each according to the above mentioned resolution of the IsoTis General Meeting of Shareholders.

Following the exercise of the conversion rights according to the thirteen convertible loan agreements of April 26 and 27, 2000, respectively, and the conversion of those loans into equity through written declarations of June 23, 2000, the IsoTis Board confirmed on June 29, 2000 and with reference to the existing conditional share capital (Articles 7bis and 7ter of the Articles of Association IsoTis) that the share capital had been increased from CHF 12,870,000 by CHF 935,340 to CHF 13,805,340 through the issuance of 93,534 fully paid IsoTis Shares with a nominal value of CHF 10 each. As a consequence, Articles 7bis and 7ter of the Articles of Association IsoTis were repealed.

On June 20, 2001, the IsoTis General Meeting of Shareholders resolved to divide the IsoTis Shares, by reducing the nominal value from CHF 10 to CHF 1 per IsoTis Share and increasing accordingly the number of IsoTis Shares by 10 times. Thus, the share capital of CHF 13,805,340 was divided into 13,805,340 IsoTis Shares with a nominal value of CHF 1 each, the authorised share capital of CHF 2,700,000 was divided into 2,700,000 IsoTis Shares with a nominal value of CHF 1 each (Article 6 of the Articles of Association IsoTis), and the conditional share capital of CHF 750,000 was divided into 750,000 IsoTis Shares with a nominal value of CHF 1 each (Article 7 of the Articles of Association IsoTis).

On June 20, 2001, the IsoTis General Meeting of Shareholders also resolved to extend the time-limit of the authorised share capital of CHF 2,700,000 until June 20, 2003 (Article 6 of the Articles of Association IsoTis).

On June 19, 2002, the IsoTis General Meeting of Shareholders resolved to extend the time-limit of the authorised share capital of CHF 2,700,000 until June 19, 2004 (Article 6 of the Articles of Association IsoTis).

On November 20, 2002, the IsoTis General Meeting of Shareholders resolved to increase the share capital by a maximum of CHF 27,755,721 through the issuance of a maximum of 27,755,721 fully paid IsoTis Shares with a nominal value of CHF 1 each (ordinary capital increase). The pre-emptive rights of all IsoTis Shareholders were excluded in order to fulfill IsoTis' obligations under the public offer made on October 29, 2002 for all the outstanding shares of IsoTis NV. A number of 25,162,908 IsoTis Exchange Shares was subscribed by ABN AMRO Bank NV as trustee for holders of IsoTis NV shares having tendered and delivered their shares under such offer, and for US holders of IsoTis NV shares having agreed to sell their shares to IsoTis outside of such offer, and fully paid in at their nominal value by the contribution in kind of IsoTis NV shares. On December 9, 2002, the IsoTis Board confirmed that the share capital had been increased from CHF 13,805,340 by CHF 25,162,908 to CHF 38,968,248 through the issuance of 25,162,908 fully paid IsoTis Shares with a nominal value of CHF 1 each according to the above mentioned resolution of the General Meeting of the Shareholders.

On November 20, 2002, the IsoTis General Meeting of Shareholders also resolved that the IsoTis Board be authorised to increase the share capital by November 20, 2004 by a maximum amount of CHF 13,877,860 through the issuance of a maximum of 13,877,860 IsoTis Shares with a nominal value of CHF 1 each, to be fully paid-in by the contribution in kind of IsoTis NV shares (Article 6bis of the Articles of Association IsoTis; authorised capital increase). The pre-emptive rights of the IsoTis Shareholders were excluded in order to enable a second settlement after the acceptance period of the abovementioned offer.

On November 20, 2002, the IsoTis General Meeting of Shareholders also resolved to increase the amount of the existing conditional share capital from CHF 750,000 to CHF 4,000,000 (Article 7 of the Articles of Association IsoTis; conditional capital increase).

On December 20, 2002, the IsoTis Board resolved, with reference to the existing authorised capital (Article 6bis of the Articles of Association IsoTis) that the share capital be increased from CHF 38,968,248 by CHF 2,071,624 to CHF 41,039,872 through the issuance of 2,071,624 IsoTis Shares with a nominal value of CHF 1 each, fully paid in at their nominal value by the contribution in kind of IsoTis NV shares. The authorised capital was reduced accordingly, authorising the Board of Directors to increase the share capital by November 20, 2004 by a maximum amount of CHF 11,806,236 through the issuance of a maximum of 11,806,236 fully paid IsoTis Shares with a nominal value of CHF 1 each (Article 6bis of the Articles of Association IsoTis; authorised capital increase).

Following the exercise of option rights by employees and members of the IsoTis Board according to the Share Option Plans during the year ending December 31st, 2002, the IsoTis Board confirmed on April 22, 2003 and with reference to the existing conditional share capital (Articles 7 of the Articles of Association IsoTis) that the share capital had been increased from CHF 41,039,872 by CHF 181,888 to CHF 41,221,760 through the issuance of 181,888 fully paid IsoTis Shares with a nominal value of CHF 1 each. The amount of the existing conditional capital was reduced accordingly from CHF 4,000,000 to CHF 3,818,112 (Article 7 of the Articles of Association IsoTis; conditional capital increase).

On May 5, 2003, the IsoTis Board resolved, with reference to the existing authorised capital (Article 6bis of the Articles of Association IsoTis) that the share capital be increased from CHF 41,221,760 by CHF 336,697 to CHF 41,558,457 through the issuance of 336,697 IsoTis Shares with a nominal value of CHF 1 each, fully paid in at their nominal value by the contribution in kind of IsoTis NV shares. The authorised capital was reduced accordingly, authorising the IsoTis Board to increase the share capital by November 20, 2004 by a maximum amount of CHF 11,439,539 through the issuance of a maximum of 11,439,539 fully paid IsoTis Shares with a nominal value of CHF 1 each (Article 6bis of the Articles of Association IsoTis; authorised capital increase).

On June 5, 2003 the General Meeting of Shareholders IsoTis resolved to reduce the existing authorised share capital from the maximum amount of CHF 11,439,539 to a maximum amount of CHF 600,000 through the issuance of 600,000 IsoTis Shares with a nominal value of CHF 1 each, to be fully paid-in at their nominal value by the contribution in kind of IsoTis NV shares. (Article 6bis of the Articles of Association IsoTis; authorised capital increase).

On June 5, 2003 the General Meeting of Shareholders IsoTis also resolved that the general reserve resulting from the Annual Financial Statements for the year ended December 31, 2002 be partially dissolved up to an amount of CHF 59,703,644, and that such amount be offset with the accumulated deficit as of that date, with effect as of June 5, 2003.

On October 1, 2003 the IsoTis Meeting will be requested to resolve to increase the share capital by a maximum of CHF 27,521,930 (less the Dissenting Shareholders Entitlement) through the issuance of a maximum of 27,521,930 less the Dissenting Shareholder Entitlement fully paid IsoTis Shares with a nominal value of CHF 1 each (ordinary capital increase). The pre-emptive rights of the IsoTis Shareholders will be requested to be excluded in order to enable the delivery of those IsoTis Exchange Shares according to the Plan of Arrangement. Forthwith after the Effective Date, subject to the satisfaction of all conditions, the IsoTis Board is expected to confirm that the share capital had been increased by the number of fully paid IsoTis Exchange Shares with a nominal value of CHF 1 each, according to the abovementioned resolution of the IsoTis Meeting necessary to fulfill IsoTis' obligations under the Arrangement Agreement.

The IsoTis Meeting will also be requested to resolve to increase the amount of the existing conditional capital from CHF 3,818,112 to a maximum of CHF 7,000,000 divided into a maximum of 7,000,000 fully paid IsoTis Shares with a nominal value of CHF 1 by the exercise of option rights to be granted to employees and members of the IsoTis Board according to IsoTis Stock Option Plans implemented by the IsoTis Board, and in particular the new stock option plan of IsoTis for North American employees and directors according to which options will be granted to GenSci Continuing Service Providers (Article 7 of the Articles of Association IsoTis; conditional capital increase).


PRIOR SALES

During the 12 months preceding the date hereof, IsoTis issued the following IsoTis Shares:


Date                           Description                                                 Shares          Issue Price
----------------------------   ----------------------------------------------------  ------------        -------------
During 2002                    Issuance on exercise of options based on                   181,888             CHF 1.00
                               conditional capital
December 9 2002                Issuance in connection with the public offer            25,162,908             CHF 1.00
                               by Modex Therapeutiques SA on all outstanding
                               IsoTis NV shares
December 20 2002               Issuance in connection with the public offer             2,071,624             CHF 1.00
                               by Modex Therapeutiques SA on all outstanding
                               IsoTis NV shares (post-acceptance period)
May 5, 2003                    Issuance in connection with the public offer               366,697             CHF 1.00
                               by Modex Therapeutiques SA on all outstanding         ------------
                               IsoTis NV shares
                               Total as at August 31, 2003                             27,783,117
                                                                                     ============


ISOTIS GENERAL MEETING OF SHAREHOLDERS

Pursuant to the Articles of Association IsoTis and under the Swiss Code of Obligations, an annual, ordinary IsoTis General Meeting of Shareholders must be held within six months after the end of IsoTis' fiscal year. The IsoTis General Meetings of Shareholders are convened by the IsoTis Board or, if necessary, by IsoTis' statutory auditors. Extraordinary IsoTis General Meetings of Shareholders are convened by the IsoTis Board as often as needed. The IsoTis Board is further required to convene an extraordinary IsoTis General Meeting of Shareholders if so resolved by an IsoTis General Meeting of Shareholders or if requested by IsoTis Shareholders holding in aggregate at least 10 per cent. of the nominal share capital of IsoTis. IsoTis Shareholders holding IsoTis Shares with a nominal value of at least CHF 1 million have the right to request that a specific proposal be put on the agenda and voted upon at the next IsoTis General Meeting of Shareholders.

An IsoTis General Meeting of Shareholders is convened by publishing a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to such meeting, and by letter sent to all IsoTis Shareholders recorded in the IsoTis Share Register.

If an IsoTis Shareholder wishes to attend an IsoTis General Meeting of Shareholders and wishes to exercise its voting rights in such meeting, it should first register its IsoTis Shares in a timely manner in the IsoTis Share Register which is kept by SAG SIS Aktienregister AG in Olten, Switzerland. Further information on such registration can be obtained by the IsoTis Shareholders from their bank or stock broker (holding the IsoTis Shares via a participant of Euroclear Netherlands or via other clearing systems).

Resolutions generally require the approval of the absolute majority of the votes allocated to the shares represented at the IsoTis General Meeting of Shareholders. IsoTis Shareholders' resolutions requiring a majority vote include amendments to the Articles of Association, elections of the members of the IsoTis Board and statutory auditors, approval of the annual report and the annual group accounts, setting the annual dividend, decisions to discharge the members of the IsoTis Board and IsoTis Management from liability for matters disclosed to the IsoTis General Meeting of Shareholders and the ordering of an independent investigation into specific matters proposed to the IsoTis General Meeting of Shareholders.

A resolution passed at an IsoTis General Meeting of Shareholders with a qualified supermajority of at least two-thirds of the votes represented and the absolute majority of the nominal share capital represented at such meeting is required by law or by the

Articles of Association IsoTis for: (i) changes to IsoTis' business purpose;
(ii) the creation of IsoTis Shares with privileged voting rights; (iii) restrictions on and changes with respect to the transferability of IsoTis Shares; (iv) an authorized or conditional increase in IsoTis' share capital;
(v) an increase in IsoTis' share capital out of equity, against contribution in kind, for the acquisition of assets or involving the grant of special privileges; (vi) the restriction or exclusion of pre-emptive rights of IsoTis Shareholders; (vii) a relocation of the registered office; or (viii) the dissolution of IsoTis other than by liquidation (for example, by way of a merger). The introduction or abolition of any provision in the Articles of Association IsoTis introducing a supermajority must be resolved in accordance with such supermajority voting requirements.

According to the Swiss Code of Obligations and the Articles of Association IsoTis, the amendment of the Articles of Association IsoTis is an inalienable power of the IsoTis General Meeting of Shareholders. The majority required to amend the Articles of Association IsoTis depends on the clause to be modified.

At the IsoTis General Meeting of Shareholders, IsoTis Shareholders can be represented with a written proxy by other IsoTis Shareholders or third parties. The representation by members of the IsoTis Board, banks or independent proxies in accordance with Article 689c and Article 689d of the Swiss Code of Obligations remains reserved. The votes are made by show of hands unless a vote by secret pool is required by one or several Shareholders representing at least 15% of the votes represented at the meeting or by the chairman of the meeting. See 'Part E - GenSci Regeneration Shareholder Information - Comparison of Shareholders' Rights'.


PRICE RANGE AND TRADING VOLUMES

For a complete summary of historical price range and trading volumes, please see 'Part D - The Arrangement - Share Trading Prices'.


OWN EQUITY SECURITIES

The Swiss Code of Obligations limits the number of IsoTis Shares that IsoTis may reacquire or hold in its own capital. IsoTis may only acquire IsoTis Shares if freely disposable equity in the amount required for such purpose is available and if the aggregate nominal value of these IsoTis Shares does not exceed an amount of 10 per cent. of the share capital. No voting rights to be exercised during the IsoTis General Meeting of Shareholders are attached to the own IsoTis Shares held by IsoTis. Moreover, IsoTis is obligated to create and indicate separate reserves in an amount equivalent to the purchasing value of its own IsoTis Shares in its annual financial statements. The same limitations and consequences shall apply to the acquisition of IsoTis Shares by IsoTis Subsidiaries.

As at the date of this Information Circular, IsoTis held 234,067 of its own IsoTis Shares, i.e. 0.57 per cent. As at that date, no IsoTis Subsidiaries held IsoTis Shares.


MAJOR SHAREHOLDERS OF ISOTIS

Anyone who directly or indirectly or in concert with third parties acquires or sells, for his own account, shares in a company incorporated in Switzerland, whose shares are listed in whole or part in Switzerland, and thereby attains or exceeds (either upwards or downwards) the threshold percentage of 5, 10, 20, 33.33, 50 or 66.66 per cent. of the voting rights (whether exercisable or not), is obligated to notify accordingly under SESTA the company and the stock exchanges on which the IsoTis Shares are listed. In accordance with the Swiss Code of Obligations, companies admitted to the SWX are obligated to identify in the notes to their annual financial statements all shareholders holding more than 5 per cent. of the voting rights of the company.

As at August 21, 2003, the following IsoTis Shareholders are entered in the IsoTis Share Register with more than 5 per cent. of the IsoTis Shares and voting rights (also included in the following chart are shareholders known to GenSci Regeneration to have more than 5 per cent. of the shares and voting rights of GenSci Regeneration as at the date of this Information Circular, for the purposes of showing their potential stake in IsoTis after the Transaction):

                                                                                                                  % of
                                                                           % of       No. of IsoTis        Outstanding
                                                                    Outstanding              Shares      IsoTis Shares
                                               No. of IsoTis          IsoTis or       Following the      Following the
Name and Municipal Address                  or GenSci Shares      GenSci Shares      Transaction(1)     Transaction(1)
------------------------------------------  ----------------    ---------------      --------------     --------------
Atlas Venture Partners,                            4,331,378    10.4% of IsoTis           4,331,378               6.3%
  222 Berkley Street,                          IsoTis Shares                          IsoTis Shares
  Boston, MA 02116, USA
BioCapital Biotechnology & Healthcare              6,037,190           11.4% of           3,018,595               4.4%
  Fund(2)                                             GenSci             GenSci       IsoTis Shares
  3690 De La Montague                           Regeneration       Regeneration
  Montreal QC H3B 2A8                                 Shares
Canadian Medical Discoveries                5,827,760 GenSci           11.0% of           2,913,880               4.2%
  Fund Inc.(3)                                  Regeneration             GenSci       IsoTis Shares
  100 International Blvd                              Shares       Regeneration
  Etobicoke ON Mgw 6J6



Notes:

1. After giving effect to the issue of 27,521,930 IsoTis Exchange Shares for the Arrangement, assuming 0% Dissenting Shareholders, an Exchange Ratio of 0.50 and assuming no reduction pursuant to s.1.9 of the Plan of Arrangement. (See 'Part D - The Arrangement - Share Exchange Ratio' and, Pro Rata Distribution of IsoTis Exchange Shares').

2. Bio Capital holdings as of May 15, 2003. GenSci Regeneration and IsoTis know of no person or company which beneficially owns, directly or indirectly, more than 10% of the issued shares of BioCapital Biotechnology & Healthcare Fund ("BioCapital").

3. GenSci Regeneration and IsoTis know of no person or company which beneficially owns, directly or indirectly, more than 10% of the issued shares of Canadian Medical Discoveries Fund ("CMDF").

As of August 22, 2003, the members of the IsoTis Board and IsoTis
Management, as a group, beneficially own or exercise control over 589,610 IsoTis Shares.


PUBLIC TENDER OFFERS

According to the SESTA, whoever acquires shares of a listed Swiss company, whether directly, indirectly or acting in concert with third parties, which, when added to the shares already held, exceed the threshold of 33.33 per cent. of the voting rights (whether exercisable or not) of a listed Swiss company, will have to submit a takeover bid to all remaining shareholders as prescribed by the SESTA.

The offering price must at least equal the stock exchange price and may not be lower than 25 per cent. of the highest price the offerer has paid for shares in the company within the last twelve months. The duty to make such an offer does not exist, if the shares are acquired by donation, succession or participation of an estate, matrimonial property law or execution proceedings.

According to the Swiss Code of Obligations, the mandatory bid threshold may be waived (opting out) or increased to 49 per cent. of the voting rights (opting up) if this is provided in the articles of association. As of today, the Articles of Association IsoTis neither contain a waiver nor an increase of the mandatory threshold.

The mandatory bid obligation may be waived under certain circumstances, in particular if another shareholder owns a higher percentage of voting rights than the acquirer. An exemption from the mandatory bid rules may be granted by the Swiss Federal Banking Commission or, within certain limits, by the Swiss Takeover Board, for example if the threshold is exceeded on a temporary basis only. If no exemption is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the SESTA and the implementing ordinances enacted thereunder.

Such an exemption from the mandatory bid rules will be requested in connection with the Transaction. In addition, the IsoTis General Meeting of Shareholders will be requested to amend the Articles of Association IsoTis to increase the mandatory bid threshold to 40 per cent. (opting up); however, the IsoTis Board may withdraw such proposed amendment should the exemption be granted.

During the financial year 2002 and the current financial year 2003 up to the date of this Information Circular, there have not been any public tender or exchange offers made by third parties for the IsoTis Shares.

In October 2002, Modex Therapeutiques SA made an all share public offer for all IsoTis NV shares. In connection with the public offer, shareholders of IsoTis NV received 1.4 shares of Modex Therapeutiques SA for each share of IsoTis NV tendered. In December 2002, the offer was declared unconditional after which the name of Modex Therapeutiques SA was changed to IsoTis SA. Subsequently, the shares of IsoTis SA were listed on both the Main Board of the SWX Swiss Exchange and the Official Market segment of Euronext.

INFORMATION ON THE ISSUE

LEGAL BASIS

On October 1, 2003 the IsoTis Meeting will be requested to resolve to increase the share capital of IsoTis by a maximum of CHF 27,521,930 less the Dissenting Shareholders Entitlement through the issuance of a maximum of 27,521,930 less the Dissenting Shareholders Entitlement fully paid registered IsoTis Shares with a nominal value of CHF 1 each (ordinary capital increase). The pre-emptive rights of IsoTis Shareholders will be requested to be excluded in order to enable the delivery of those IsoTis Exchange Shares according to the Plan of Arrangement. The IsoTis Shares are to be fully paid in at their nominal value by the contribution in kind of GenSci OrthoBiologics according to the Plan of Arrangement. Forthwith after the Effective Date, subject to the satisfaction of all conditions, the IsoTis Board is expected to confirm that the share capital had been increased by the number of fully paid IsoTis Shares with a nominal value of CHF 1 each, according to the abovementioned resolution of the IsoTis Meeting, necessary to fulfill IsoTis' obligations under the Arrangement Agreement.

The IsoTis Meeting will also be requested to resolve to increase the amount of the existing conditional capital from CHF 3,818,112 to a maximum of CHF 7,000,000 divided into a maximum of 7,000,000 fully paid IsoTis Shares with a nominal value of CHF 1 by the exercise of option rights to be granted to employees and members of the IsoTis Board according to IsoTis Stock Option Plans implemented by the IsoTis Board (Article 7 of the Articles of Association IsoTis; conditional capital increase), and in particular the new stock option plan of IsoTis for North American employees or directors according to which options will be granted to GenSci Continuing Service Providers.


NATURE OF THE ISSUE

For information on the nature of the issue of the IsoTis Exchange Shares please see 'Part B - Summary'.


NUMBER, TYPE AND PAR VALUE OF THE EQUITY SECURITIES

The Transaction comprises a maximum of 27,521,930 less the Dissenting Shareholders Entitlement fully paid IsoTis Shares with a nominal value of CHF 1 each from the capital increase requested to be decided by the IsoTis Meeting. The IsoTis Exchange Shares are registered shares, all of the same category and identical to all other IsoTis Shares. The IsoTis Exchange Shares shall be fully paid-in and are subject to restriction on the transferability according to Articles 9 and 10 of the Articles of Association IsoTis. The IsoTis Exchange Shares rank pari passu to each other and in relation to all other IsoTis Shares. The pre-emptive rights of the existing IsoTis Shareholders relating to the IsoTis Exchange Shares will be requested to be excluded.


RIGHTS

Each IsoTis Share carries one vote at the IsoTis General Meeting of Shareholders. Voting rights may only be exercised by IsoTis Shareholders recorded in the IsoTis Share Register as voting IsoTis Shareholders. The IsoTis Shareholders are also entitled to dividends and liquidation proceeds, several protective rights as well as rights to the non-dilution of the participation (pre-emptive rights).


ENTITLEMENT TO DIVIDENDS

The IsoTis Shares carry full dividend rights as from the beginning of the fiscal year 2003, i.e. as from January 1, 2003.

RESTRICTION TO TRANSFERABILITY, TRADABILITY

As per the Swiss Code of Obligations and the Articles of Association IsoTis, IsoTis may refuse to enter a IsoTis Shareholder in the IsoTis Share Register as a voting IsoTis Shareholder if such IsoTis Shareholder does not submit a declaration to the effect that he holds the IsoTis Shares in question in his own name and for his own account (Article 685d para. 2 Swiss Code of Obligations and Articles 9 and 10 of the Articles of Association IsoTis). If the acquirer's name is not entered in the IsoTis Share Register as a voting IsoTis Shareholder, he will not be allowed to exercise his voting rights during an IsoTis General Meeting of Shareholders; however, in any event he is entitled to receive dividend payments and liquidation proceeds.


LISTING OF ISOTIS EXCHANGE SHARES

Applications will be made to SWX and Euronext to approve the listing of the IsoTis Exchange Shares to be issued in connection with the Arrangement. Depending on the stock exchange where an IsoTis Shareholder wishes to trade in its IsoTis Shares (SWX or Euronext), such IsoTis Shares will have to be entered in the clearing system concerned (respectively the SIS Clearing System for the SWX or Euroclear Netherlands for Euronext).

An application will be made for the listing of the IsoTis Exchange Shares on the main segment of SWX, and on the Official Market segment of Euronext, which listing is expected to take place on the Listing Date, barring any unforeseen circumstances.

IsoTis has received conditional approval to list the IsoTis Shares (including the IsoTis Exchange Shares) on TSX. Listing is subject to IsoTis filing additional documentation and entering into a listing agreement with TSX. Listing on TSX is still under consideration by the IsoTis Board and there is no assurance that IsoTis will agree to do so. However, IsoTis Shares are freely tradeable in Canada and the US (subject to certain restrictions applicable to shareholders who are affiliates of the companies, see 'Part E - GenSci Regeneration Shareholder Information - Issue and Resale of IsoTis Shares and Residualco Class A Shares - United States Securities Laws') and may be bought and sold by North American shareholders through their broker on the SWX or the Euronext. Most, if not all, brokers have correspondent firms which can do this.


ORDINARY OR PREFERENTIAL SUBSCRIPTION RIGHTS

The pre-emptive rights of the existing IsoTis Shareholders relating to the IsoTis Exchange Shares will be requested to be excluded in order to enable the delivery of the IsoTis Exchange Shares according to the Plan of Arrangement.


AUDITOR

The auditor of IsoTis is Ernst & Young Ltd. Switzerland and it is expected that they will continue as auditor following the completion of the Transaction.


TRANSFER AGENT AND REGISTRAR

IsoTis' registrar for IsoTis Shares is SAG SIS Aktienregister AG and transfer agent for IsoTis Shares is SIS SegaInterSettle AG both located in Olten, Switzerland. This appointment is expected to remain following completion of the Transaction.

In addition, the policies of TSX require IsoTis to have a transfer agent in the City of Toronto. Although the IsoTis Shares are not certificated, IsoTis intends to appoint Pacific Corporate to serve as its transfer agent in Canada.


CERTIFICATION

The IsoTis Exchange Shares will not be certificated (uncertificated securities). The IsoTis Shares are included in the SIS clearing system for IsoTis Shares (SIS registered share system) through SIS, for booking purposes. All bookings with SIS are made exclusively on the basis of and in accordance with the orders of the participating banks. The IsoTis Shareholder may call upon IsoTis to issue a written confirmation for his IsoTis Shares. However, the IsoTis Shareholder is not entitled to a claim for printing and delivery of share certificates for his IsoTis Shares.

IsoTis will be responsible, through SAG, for the keeping of the IsoTis Share Register. The booking through SIS does not create any rights to the entry as a IsoTis Shareholder in the IsoTis Share Register.


PUBLICATION

Notices required under the SWX Listing Rules will be published in the electronic media such as Reuters or Bloomberg and in Swiss national newspapers in German and French in the Neue Zurcher Zeitung and Le Temps, respectively. Notices required under the Euronext will be published in the Official Price List (Officiele Prijscourant) and one national newspaper in The Netherlands. The Articles of Association IsoTis provide that official announcements will be published in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt).


CANADIAN REPORTING ISSUER

Upon the Effective Date of the Transaction, IsoTis will become a "reporting issuer" in the Provinces of BC, Alberta, Ontario and Quebec (see 'Part E - GenSci Regeneration Shareholder Information - Canadian Securities Laws'). From that date, IsoTis will have a legal obligation to issue press releases upon the occurrence of all material changes in its affairs and disseminate them in Canada, file material change reports, issue and file quarterly financial statements, solicit proxies for its meetings of shareholders in accordance with Canadian proxy disclosure rules and issue and file annual audited financial statements, and file any documents containing material information filed with a foreign regulator which have not otherwise been disclosed ("continuous disclosure material"). As a foreign issuer, IsoTis is not required to use SEDAR, but may elect to do so. If IsoTis elects to use SEDAR, then all of its continuous disclosure material will be available at www.sedar.com from the Effective Date until IsoTis is no longer required to do so. If IsoTis elects not to use SEDAR, then all of its continuous disclosure material will be available at www.isotis.com from the Effective Date until IsoTis is no longer required to do so.


SECURITIES NUMBER AND ISIN

Swiss security number: 1257252, ISIN: CH0012572522.
Dutch security code: 36100, Common code 013249431.


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


INFORMATION REGARDING THE GENSCI GROUP
GENERAL AND BUSINESS OVERVIEW

OVERVIEW

GenSci Regeneration and its subsidiaries are involved in the field known as orthobiologics, which is the use of biotechnology to treat musculoskeletal disease and injury. GenSci Regeneration is focused on the development of products used by surgeons during surgical procedures where bone and tissue repair or regeneration is needed. Currently, GenSci Regeneration's products consist primarily of various types of demineralised bone-based allograft implants. GenSci Regeneration's products were first launched in August 1997 to spinal surgeons, in 1998 to oral surgeons, in 1999 to orthopaedic (non-spine) surgeons and in 2000 to selected international markets.

GenSci Regeneration's wholly-owned operating subsidiary, GenSci OrthoBiologics, Inc. (referred to in this Information Circular as "GenSci US Subsidiary"), based in Irvine, California is GenSci Regeneration's principal operating subsidiary. GenSci US Subsidiary is responsible for all actual manufacturing activities of the bone graft implant products and for the distribution and marketing to the orthopaedic and spinal markets.

In 1999, GenSci Regeneration purchased a majority ownership interest in its distribution partner for the oral craniofacial market, creating GenSci OCF, based in Montreal, Quebec. This company is responsible for the marketing of GenSci OrthoBiologics' products to the Canadian market and the oral craniofacial (OCF) specialty market.

GenSci Regeneration is listed on TSX with corporate headquarters in Irvine, California. GenSci US Subsidiary, also based in Irvine, California, occupying a 26,000 square feet production, research and development laboratory and administrative office facility

GenSci OrthoBiologics (as defined) as it will be acquired by IsoTis pursuant to the Transaction, will consist of the following items:

o    all of the issued and outstanding shares of GenSci US Subsidiary;

o intercompany receivables, which were US$24.1 million as of March 31, 2003 payable by GenSci US Subsidiary to GenSci Regeneration (defined as 'GenSci US Subsidiary Loans');

o the Product and Technology Licensing, Equipment Lease and Purchase Option Agreement between GenSci Regeneration and BioInterfaces dated 10 January 2003, and (ii) the Peptide Technology License Agreement between GenSci Regeneration and Osteopharma Inc. dated December 15, 2001 (defined as the 'GenSci Regeneration Licenses');

o the trademarks as listed in Appendix A attached to the Plan of Arrangement (defined as the 'GenSci Trademarks').


OSTEOTECH LAWSUIT

GenSci OrthoBiologics' initial products, DynaGraft(R) and OrthoBlast(R) bioimplants, were a line of allograft-based bone regeneration implants. DynaGraft(R) achieved significant revenue growth from its launch late 1997. The GenSci Group has been involved in a patent infringement case involving claims that the DynaGraft(R) Gel and DynaGraft(R) Putty brands infringe two patents owned by Osteotech. On December 17, 2001, the jury found that the GenSci Group was liable for patent infringement for damages of US$17,533,634. The damages include US$12,423,248 for lost profits during 1997-1999 and royalties of US$5,110,386 calculated at a royalty rate of 14% for the years 2000 and 2001. Payments of approximately US$3,000,000 made by DePuy AcroMed Inc. in a prior settlement with Osteotech, were expected to be deducted from the jury verdict reducing the potential judgement to US $14,533,634.

On December 20, 2001, the GenSci Group filed voluntary petitions for protection under Chapter 11 of the US Bankruptcy Code in the US Bankruptcy Court, Central District of California, in order to preserve their assets from the claims of unpaid creditors including Osteotech and to give them time to reorganise their business and raise the necessary financing. This Chapter 11 protection enabled the GenSci Group to continue to operate their business under bankruptcy protection as debtors-in-possession.

In order to provide adequate protection to Osteotech, the GenSci Group was required, commencing on June 10, 2002, to deposit into a restricted cash account 14% of gross revenue from the infringing products. The GenSci Group was also required to cease the manufacture, sale or distribution of the infringing products DynaGraft(R) Gel and Putty by September 16, 2002, which it did. During the six month period ended June 30, 2003, the GenSci Group accrued and expensed C$20,551 (2002 - C$1,705,265), which represents 14% of the revenue derived from DynaGraft(R) Gel and Putty. In addition, pursuant to a Bankruptcy Court order, the GenSci Group established a restricted cash account, which had a balance of C$753,896 (2002 - C$856,534), and which is classified as a long term asset as at June 30, 2003.

At a March 6, 2003 settlement conference, the GenSci Group reached a tentative settlement with Osteotech that includes a requirement for the GenSci Group to pay Osteotech US$7.5 million. During spring 2003 the GenSci Group held discussions with some of its shareholders regarding a possible financing to raise the money to pay Osteotech.

The negotiations with IsoTis included a plan whereby IsoTis would provide a portion of the financing to the GenSci Group to enable the Settlement Agreement with Osteotech to be completed. See 'Part D - The Arrangement - Payments to Osteotech and Other Creditors of the GenSci Group and Loan to GenSci Regeneration and Related Warrant'. In order to permit GenSci Regeneration to conduct a Plan of Arrangement under the Company Act, the results of negotiations with Osteotech enabled GenSci Regeneration to emerge from Chapter 11 protection on August 1, 2003, pursuant to a voluntary motion for dismissal of GenSci Regeneration's Chapter 11 case. The GenSci US Subsidiary remains under Chapter 11 protection.

Under the provisions of Chapter 11, the GenSci US Subsidiary is required to present to the Bankruptcy Court a Plan of Reorganisation setting out the terms of the restructure of its obligations. A revised plan of reorganisation and revised Disclosure Statement describing such Plan was filed with the Bankruptcy Court on July 31, 2003. On August 26, 2003, the Bankruptcy Court approved GenSci US Subsidiary Disclosure Statement and a hearing to confirm the Plan of Reorganization has been scheduled for October 14, 2003. While there can be no guarantee that the creditors will vote to approve the plan of reorganisation, or that the Bankruptcy Court will confirm the plan thereby permitting the GenSci US Subsidiary to emerge from Chapter 11, it is nonetheless a condition of closing the Transaction that the GenSci US Subsidiary emerges from Chapter 11.

See 'Part A - Risk Factors' for a further explanation of risks related to the Chapter 11 procedure.

While under the protection of Chapter 11, the GenSci Group successfully renewed their product portfolio, replacing the infringing products with new products maintained sales levels and initiated a major cost control program.

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

CURRENT BUSINESS

GenSci OrthoBiologics launched Accell(R) DBM100, the first product utilising GenSci OrthoBiologics' second-generation technology, in May 2002. In August and September 2002 GenSci OrthoBiologics launched improved second-generation product lines replacing DynaGraft(R) and OrthoBlast(R). The new, improved DynaGraft(R) II has completely replaced DynaGraft(R) in the US market as of September 16, 2002 and OrthoBlast(R) II was introduced in October 2002. With the transition to DynaGraft(R) II GenSci OrthoBiologics no longer manufactures or distributes within the US market any of the products related to the patent litigation jury verdict.

GenSci OrthoBiologics' products are currently sold to over 1,550 hospitals across North America, with a growing international presence throughout Latin America, Europe and Asia. The GenSci Group currently employs 84 employees.


HISTORY

GenSci Regeneration was incorporated in Canada in the Province of British Columbia, pursuant to the Company Act (British Columbia) on December 4, 1980 by registration of its memorandum of incorporation and articles of association under the name of Shayna Resources Ltd.

In November 1992, GenSci Regeneration changed its name to Biocoll Medical Corp. in conjunction with the acquisition of Regenetec Biomatrix, Inc., a Washington State (Canada) company that was developing a technology for bone and tissue regeneration in dental surgical applications.

In January 1997, GenSci Regeneration acquired 100% of the outstanding shares of Osteopharm Limited, a private Canadian company established to commercialise a series of compounds for the potential treatment and diagnosis of osteoporosis. In August 1997, both companies completed the amalgamation of their businesses and concurrently the name of Biocoll Medical Corp. was changed to GenSci Regeneration Sciences Inc. The former Regenetec business was renamed to GenSci OrthoBiologics.

In 1999, GenSci Regeneration formed a wholly owned subsidiary, Osteopharm Inc., to position the company's osteoporosis technology for investment from strategic partners or sale. On December 15, 2001, GenSci Regeneration, in deciding to focus on the development of its bioimplant products, sold 100% of its interest in Osteopharm, Inc. to a third party.

In 1999, GenSci Regeneration purchased a majority ownership interest in its distribution partner for the oral craniofacial market, creating GenSci OCF, based in Montreal, Quebec. GenSci Regeneration owns 60% of GenSci OCF.


GROUP STRUCTURE

GenSci US Subsidiary is a wholly-owned subsidiary and the main operating company of GenSci Regeneration. In addition, GenSci Regeneration holds 60% of the share capital of GenSci OCF. GenSci OCF is not being sold to IsoTis in the Arrangement but is expected to be a sales agent and distributor for GenSci OrthoBiologics's products in Canada after the Transaction. GenSci Regeneration is planning to sell its interest in GenSci OCF.


BUSINESS STRATEGY

GenSci OrthoBiologics intends to become a leader in the rapidly growing orthobiologics market, providing surgeons with biologically based products for bone repair and regeneration. All of GenSci OrthoBiologics' current products consist of various types of demineralised bone-based allograft implants which permit less invasive procedures, reduce hospital stays and improve patient recovery.

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

GenSci OrthoBiologics is dedicated to increasing the safety, efficacy, and handling of orthobiologic materials by utilising biotechnology combined with innovations in materials science to develop novel products that promote the body's natural ability to repair and regenerate musculoskeletal tissue. GenSci OrthoBiologics applies an integrated approach to product research, development, and commercialisation by leveraging internal resources, together with licensing agreements and strategic alliances.

GenSci OrthoBiologics' bioimplants require donated human bone as the source of its demineralised bone-based products, which is obtained from tissue banking partners. For this reason, GenSci US Subsidiary has exclusive and non-exclusive agreements with a number of AATB accredited tissue banking partners in the US.

GenSci OrthoBiologics' products are distributed directly to health care professionals, clinics and hospitals and the company relies on various contracted independent sales networks for its different target markets. GenSci OCF currently represents GenSci OrthoBiologics' products in the Canadian market and internationally in the oral/ cranofacial market, and will be a sales agent and distributor for GenSci OrthoBiologics's products in Canada after the Transaction.


TECHNOLOGIES

DBM TECHNOLOGY
All of GenSci OrthoBiologics' products are allograft-based implants, primarily in the form of demineralised bone matrix (DBM). The production of GenSci OrthoBiologics' products involves the initial processing of donor bone tissue to create DBM and other bone matrices. The resulting granule or powder-like substance acts as a scaffold, and, since the natural bone growth factors which are present in bone are maintained in the demineralisation process, exhibits osteoinductive activity.

Two of GenSci OrthoBiologics' current products also contain non- DBM carrier materials, which serve to give the end-product its handling characteristics (e.g. putty or gel form) and to contain it in the implant site. GenSci OrthoBiologics' manufacturing process, therefore, involves the preparation of the carrier material, incorporation of the DBM components into the carrier material, numerous quality control measures, packaging and sterilisation.

The DBM is obtained from tissue banks accredited by the AATB and is processed to substantially remove the mineral content of the bone, then dried.

In 2002 GenSci OrthoBiologics added the capability to perform demineralisation of ground cortical bone, which is also obtained from AATB tissue banks.


REVERSE PHASE MEDIUM TECHNOLOGY
GenSci Regeneration has developed a proprietary carrier material that exhibits reverse phase handling characteristics. Belonging to a class of compounds in the poloxamer family, it becomes more viscous at higher temperatures and less viscous at cooler temperatures. This allows the end product to be malleable at operating room temperatures, but firmer when exposed to body temperatures at the surgical site.


ACCELL - ADVANCED DBM TECHNOLOGY
GenSci OrthoBiologics' Accell(R) technology is a proprietary processing method that eliminates the need to add non-DBM-based carrier materials to its products. With Accell(R), the DBM component itself is made into a gel consistency so that it can be used as a carrier. The result is a product with undiluted osteoinductive activity but the handling characteristics of DBM putty material. Accell is currently the only product on the market with a 100% undiluted DBM content.

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

PRODUCT PORTFOLIO AND PIPELINE

In 2002, operating under the protection of Chapter 11, GenSci
OrthoBiologics retired all prior products. The current portfolio of GenSci OrthoBiologics consists of the following three products.


DYNAGRAFT(R) II
DynaGraft(R) II is a bone graft implant composed of DBM in a reverse phase medium. It has a higher DBM content than the original DynaGraft(R) while the reverse phase medium provides good handling characteristics and graft containment. DynaGraft(R) II is available both as putty and as gel and can be packed and molded into bone defects. The product is insoluble in water and resists irrigation, providing containment at the operative site. The transition from DynaGraft(R) to DynaGraft(R) II was completed in September 2002, and GenSci OrthoBiologics' customers have rapidly adopted the new product line.


ORTHOBLAST(R) II
OrthoBlast(R) II is composed of DBM in a reverse phase medium. In addition, OrthoBlast(R) II contains ground cancellous bone. The product is available both as a putty and a paste and is used for those applications where more conductivity is required. Like DynaGraft(R) II, OrthoBlastTMII is insoluble in water, resists irrigation and can be packed and molded into a variety of sizes. OrthoBlast(R) II features improved handling characteristics and replaced the original OrthoBlast(R) product line in the market during the fourth quarter of 2002.


ACCELL(R) DBM 100
Accell(R) DBM100 is GenSci OrthoBiologics' most innovative product. It is based on GenSci OrthoBiologics' next-generation technology and is the first and only bone graft putty on the market composed of 100% demineralised bone matrix. Accell(R) features GenSci OrthoBiologics' exclusive DBM processing technique that eliminates the need to add a non-DBM-based carrier material. This results in a 100% DBM-based product with undiluted osteoinductive activity and the handling characteristics of a putty.

Under a licensing agreement with Allosource, Inc., GenSci OrthoBiologics manufactures AlloFuse DBM putty and gel for distribution by Allosource, Inc. to its customers, see "Supply". In addition to its marketed products, GenSci OrthoBiologics is conducting research in the areas of novel biomaterials, packaging and delivery systems and new forms of its DBM products. GenSci OrthoBiologics is for example developing new systems for minimally invasive graft delivery and a range of new ceramic biomaterials which can be used as components for its DBM products. In addition, it is developing sponge forms on a DBM basis and additional advanced biomaterials based on Accell technology.


RESEARCH AND BUSINESS AGREEMENTS

SUPPLY

GenSci OrthoBiologics relies on tissue banking partners accredited by the AATB to provide the tissue required for its products and attempts to maintain a surplus on hand should any unforeseen conditions alter the availability of its key material components. GenSci US Subsidiary has exclusive and non-exclusive agreements with a number of large tissue banks in the US. In addition, GenSci OrthoBiologics recently obtained accreditation by the AATB itself.


ALLOSOURCE DISTRIBUTION AND SUPPLY AGREEMENT
In March 2003, GenSci US Subsidiary entered into an agreement with Allosource, Inc. for the supply of allograft materials. In addition to the supply agreement, GenSci OrthoBiologics will manufacture the Allosource, Inc. products AlloFuseTM DBM putty and gel for distribution by Allosource to its customers. Allosource brings together several of the largest organ and tissue procurement groups in the US - Mid America

Transplant Services of St. Louis; Donor Alliance of Denver, The Regional Organ Bank of Illinois in Chicago; and the Lifesharing Community Organ and Tissue Donation in San Diego. Allosource, Inc. and its partners are all AATB accredited.


TECHNOLOGY

None of GenSci OrthoBiologics' current products are dependent upon in-licensed technologies. GenSci US Subsidiary has licensed certain technologies from BioInterfaces, Inc. related to the use of synthetic biomaterials for future product development. BioInterfaces, Inc. is partially owned by John Kay, Ph.D., a consultant acting as Vice President of Research and Development of GenSci OrthoBiologics. GenSci OrthoBiologics plans to use these technologies in future product development.


DISTRIBUTION

In addition to its direct independent sales network, GenSci US Subsidiary has several agreements with respect to the distribution of its products. GenSci OCF is responsible for the distribution of GenSci OrthoBiologics' products in Canada and internationally in the oral cranofacial market. In addition, GenSci OrthoBiologics has multiple distribution partners for the international orthopaedic market.


HEALTHTRUST AGREEMENT
In January 2002, GenSci US Subsidiary entered into a two-year contract with HealthTrust Purchasing Group. Under the agreement, GenSci OrthoBiologics will offer its entire line of proprietary products for distribution at a contracted fee to HealthTrust's nationwide network of hospitals, clinics and surgery centers. The contract also provides for the inclusion of future technology products as they are introduced into the market. HealthTrust Purchasing Group is one of the leading US membership-based healthcare purchasing organisations and has a current membership in excess of 800 facilities.


INTELLECTUAL PROPERTY

GenSci OrthoBiologics' technologies and products are proprietary and are covered by its intellectual property rights and trade names. GenSci US Subsidiary owns most of its intellectual property and has some specific licenses from third parties, for example on bone demineralisation processes.

GenSci OrthoBiologics patent strategy is to build patent "families", consisting of individual innovations that are each related to one of GenSci OrthoBiologics' products. The structure of a patent family typically consists of a master patent, with respect to which sub-patents are registered to cover specific applications and their derivations.

Where possible GenSci OrthoBiologics has attempted to protect new materials and processes. For some products, GenSci OrthoBiologics makes use of known materials (e.g., demineralised bone powder), which have previously been registered for use in other applications. Under such circumstances, the raw materials themselves are known per se and therefore not patentable. Some of GenSci OrthoBiologics' patent applications cover a specific use or process to which GenSci OrthoBiologics puts these known materials. In some cases, the inventions relate to bone implants wherein a known material is used in a highly specific form. In practice, this has meant that some patent applications include claims to implants constructed of specifically chosen materials.

The current patent portfolio to which GenSci US Subsidiary has rights, consists of four families. These families contain individual country or region patent (applications), divisional and continuations in part.

At least two individuals of GenSci Management, including its in house intellectual property counsel, are partially dedicated to the patent strategy of GenSci OrthoBiologics and its alignment with GenSci
OrthoBiologics' business strategy. These individuals maintain and control the patent portfolio in co-operation with an outside patent expert and make sure that timelines before the relevant patent offices are observed.

GenSci Management is prepared to defend GenSci US Subsidiary's intellectual property all over the world if necessary. Also, it is the intention that adequate action is taken immediately when it is discovered that any of GenSci OrthoBiologics' intellectual property rights are infringed.

Below, the most important patent families will be discussed in more detail. The invention covered by each family will be described and where applicable it will be indicated whether the patent is granted and for which region.


COMPOSITION WITH ENHANCED OSTEOGENIC POTENTIAL
This family is concerned with an osteogenic composition (e.g., bone graft material) comprising a porous or semiporous matrix of an organic or inorganic material and at least one osteogenic factor. Claims directed to a process for preparing the aforementioned material are also included. Two US patents are granted and expire in 2015.


DELAYED DRUG DELIVERY SYSTEM
This family is concerned with a process and product comprising collagen and demineralised bone particles. A Canadian patent and two US patents are granted and the later filed US patent expires on 2017.


REVERSED PHASE CONNECTIVE TISSUE REPAIR COMPOSITION
This family is concerned with a biocompatible connective tissue repair composition which comprises a therapeutic material and a carrier that exhibits reverse phase handling characteristics (e.g., more flowable at room temperature than at body temperature). A patent is granted in the US and expires in 2017. Notices of allowance have been received for the European patent application and the US continuation patent application.


TISSUE REPAIR COMPOSITIONS
This family is concerned with an osteogenic composition that is 100 per cent. demineralised bone. Claims directed to a process of preparing the osteogenic composition are also included. This is a published patent application which is currently under review. Additional claims to broaden the scope of the coverage have also been submitted.


MANUFACTURING AND REAL ESTATE

GenSci US Subsidiary leases a production, laboratory and administrative office facility, comprising approximately 26,000 square feet, for the production and distribution of GenSci OrthoBiologics' bioimplant products, in Irvine, California. GenSci OrthoBiologics' facilities are ISO certified, accredited by the AATB and licensed by the FDA as an approved device manufacturer.


INVESTMENT POLICY

The investments in property, plant and equipment of GenSci US Subsidiary during the first half of fiscal 2003 and the financial years 2002, 2001 and 2000 are summarised as follows:

Cash used in investing activities was C$132,116 in the six months ended
June 30, 2003 and mainly consisted of machinery and equipment used to increase production capacity for GenSci OrthoBiologics Irvine production facility. Capital spending requirements were higher in 2002 at C$501,230 compared to C$313,083 in 2001. During both years GenSci Regeneration invested in key machinery and equipment to increase manufacturing efficiency and capacity for its California production facility. Capital spending requirements were C$1,167,943 in 2000 when GenSci Regeneration added a fully integrated ERP computer system to its Irvine production facility.

The above investments were financed both internally and through financial leases.


MANAGEMENT DISCUSSION AND ANALYSIS

SELECTED FINANCIAL DATA

The following table displays, for each period indicated, the dollar amount of revenue and operating income and basic and diluted loss per share, and the percentage change in the dollar amount of each item compared to the corresponding prior year period.



                                    SIX MONTHS ENDED JUNE 30,                     YEAR ENDED DECEMBER 31,
                                           (UNAUDITED)                                   (AUDITED)
                                   ------------------------------      -----------------------------------------------
                                           2003              2002              2002             2001              2000
                                             C$                C$                C$               C$                C$
                                   ------------      ------------      ------------     ------------     -------------
STATEMENT OF OPERATIONS DATA
REVENUES                             16,674,139        18,462,803        34,481,612       40,444,833        45,827,426
OPERATING EXPENSES
Cost of sales                         6,056,829         6,372,387        11,743,981       15,870,114        14,144,268
Marketing, general, and
   administrative                     8,380,000         9,530,260        19,091,593       31,281,351        30,174,661
Research and development              1,522,411         1,415,349         3,406,232        4,187,176         2,744,708
                                   ------------      ------------      ------------     ------------     -------------
                                     15,959,240        17,317,996        34,241,806       51,338,641        47,063,637
                                   ------------      ------------      ------------     ------------     -------------
Income (loss) before the
  following                             714,899         1,144,807           239,806      (10,893,808)       (1,236,211)
Interest Income                          14,063            37,131            30,940          205,909           538,065
Interest expense                         (4,197)          (27,411)          (44,119)         (16,493)                -
Amortization                           (308,216)         (434,039)         (959,819)      (1,089,598)       (1,381,968)
Reorganization costs                   (467,392)         (670,036)       (1,356,428)               -                 -
Arrangement agreement
  related expenses                     (222,741)                -                 -                -                 -
Write-down of intangible
  assets                                      -                 -          (457,955)      (1,470,578)                -
Reserve for litigation
  verdict                               (20,551)       (1,131,431)       (1,705,265)     (23,098,189)                -
                                   ------------      ------------      ------------     ------------     -------------
Loss from continuing
  operations                           (294,135)       (1,080,979)       (4,252,840)     (36,362,757)       (2,080,114)
Gain (loss) from
  discontinued operations                     -                 -           415,000         (596,928)       (4,928,623)
                                   ------------      ------------      ------------     ------------     -------------
NET LOSS FOR THE PERIOD                (294,135)       (1,080,979)       (3,837,840)     (36,959,685)       (7,008,737)
Deficit, beginning of period       (105,454,613)      (97,630,903)      (97,630,903)     (60,671,218)      (53,662,481)
Adjustment for change in
  accounting policy                           -        (3,985,870)       (3,985,870)               -                 -
                                   ------------      ------------      ------------     ------------     -------------
DEFICIT, END OF PERIOD             (105,748,748)     (102,697,752)     (105,454,613)     (97,630,903)      (60,671,218)
                                   ============      ============      ============     ============     =============




                                    SIX MONTHS ENDED JUNE 30,                     YEAR ENDED DECEMBER 31,
                                           (UNAUDITED)                                   (AUDITED)
                                   ------------------------------      -----------------------------------------------
                                           2003              2002              2002             2001              2000
                                             C$                C$                C$               C$                C$
                                   ------------      ------------      ------------     ------------     -------------
BASIC AND DILUTED LOSS PER
  SHARE
From continuing operations               ($0.01)           ($0.02)           ($0.08)          ($0.69)           ($0.04)
From discontinued operations                 --                --             $0.01           ($0.01)           ($0.11)

NET LOSS PER SHARE                       ($0.01)           ($0.02)           ($0.07)          ($0.70)           ($0.15)
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING          52,575,120        52,574,459        52,574,459       52,574,459        47,443,142
CASH FLOW DATA:
Cash provided by (used in)
  operating activities                 (523,032)        4,134,715         2,764,102       (8,638,447)       (5,509,211)
Cash used in investing
  activities                           (132,116)           29,664        (1,439,904)         202,917        (1,567,943)
Cash provided by financing
  activities                            (79,405)         (109,217)         (215,801)         343,101        13,698,592




                                                                                            AS AT DECEMBER 31,
                                                                                       -------------------------------
                                                                           AS AT
                                                                   JUNE 30, 2003               2002               2001
                                                                              C$                 C$                 C$
                                                                   -------------       ------------       ------------
                                                                     (UNAUDITED)                (AUDITED)
BALANCE SHEET DATA:
ASSETS
Cash and cash equivalents                                              2,214,441          3,282,836          1,094,387
Total other current assets                                            11,238,772         11,076,956         13,558,315
Total non-current assets                                               2,439,751          2,848,598          2,962,779
                                                                   -------------       ------------       ------------
Total assets                                                          15,892,964         17,208,390         17,615,481
Liabilities and shareholders' deficiency
Total current liabilities not subject to compromise                    4,571,754          3,775,388          1,889,951
Current liabilities subject to compromise                             27,910,697         32,627,785         31,543,310
Total current liabilities                                             32,482,451         36,403,173         33,433,261
Obligations under capital lease                                               --                 --            127,820
Total shareholders' deficiency                                       (16,589,487)       (19,194,783)       (15,945,600)
                                                                   -------------       ------------       ------------
Total liabilities and shareholders' deficiency                        15,892,964         17,208,390         17,615,481




MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS FROM OPERATIONS

This discussion contains management's analysis of the financial performance of the consolidated results of the GenSci Group and their combined financial position and should be read in conjunction with the accompanying unaudited interim consolidated financial statements and the related notes thereto. Actual events may vary from management's expectations. This Management Discussion and Analysis of Financial Condition and Results of Operations and June 30, 2003 consolidated financial statements and notes thereto, are prepared in accordance with Canadian GAAP. Readers are encouraged to consult GenSci Regeneration's AIF for fiscal 2002 for additional details. All amounts are in Canadian dollars unless otherwise indicated.


FOREIGN EXCHANGE

A majority of the GenSci Group revenue and operating expenses is denominated in US dollars. The GenSci Group financial statements are reported in Canadian currency and are subject to fluctuations in exchange rates between the Canadian and the US dollar.


OPERATING RESULTS

Quarter Ended June 30, 2003 Compared With Quarter Ended June 30, 2002 and for the Six Months Ended June 30, 2003 Compared With The Six Months Ended June 30, 2002 (unaudited).


                                              THREE MONTHS ENDED JUNE 30,               SIX MONTHS ENDED JUNE 30,
                                           -----------------------------------    --------------------------------------
TABLE AMOUNTS IN THOUSANDS
EXCEPT EARNINGS PER SHARE
(CANADIAN DOLLARS)                           2003           2002       CHANGE          2003          2002       CHANGE
                                           ----------     ----------   ----------   ----------    ----------   ---------
Revenue                                     8,319          8,768         (5%)        16,674        18,463        (10%)
Net loss                                     (210)          (478)        56%           (294)       (1,081)         73%
Loss per share                             ($0.00)        ($0.01)        56%         ($0.01)       ($0.02)         73%


REVENUES
Revenues for the quarter ended June 30, 2003 were C$8.3 million compared to C$8.8 million for the same quarter in 2002. The 5% decrease in revenues, based on Canadian dollars, mainly reflects the negative impact in exchange rates for the US/Canadian dollar as compared to the same period in 2002. Revenues for the quarter ended June 30, 2003 in US dollars were US$5.9 million compared to US$5.6 million for the same quarter in 2002, for an increase of 6% in total revenue.

Revenues for the six months ended June 30, 2003 were C$16.7 million compared to C$18.5 million for the same six-month period in 2002. The 10% decrease in revenues, based on Canadian dollars, mainly reflects the negative change in exchange rates for the US dollar as compared to the same period in 2002. Revenues for the six months ended June 30, 2003 in US dollars were US$11.5 million compared to US$11.7 million for the same six-month period in 2002, for a decrease of 2% in total revenue.

GenSci Regeneration was able to maintain this revenue level despite retiring three product lines responsible for revenues in the first half of 2002 and introducing three new product lines in May 2002, September 2002 and October 2002.


COST OF SALES
Cost of sales, consisting of the expense of manufacturing and distributing GenSci Regeneration's bioimplant products increased to C$3.1 million for the quarter ended June 30, 2003 from C$2.9 million for the quarter ended June 30, 2002, for an increase of 6% in total cost. As a percentage of net revenues, cost of sales for the three months ended June 30, 2003 was 37% compared to 33% for the three months ended June 30, 2002. GenSci Regeneration incurred additional costs in order to meet the increase in customer demand for the new second-generation products.

Cost of sales for the quarter ended June 30, 2003 in US dollars were US$2.2 million compared to US$1.9 million for the same quarter in 2002, for an increase of 18% in total cost.

Cost of sales, consisting of the expense of manufacturing and distributing GenSci Regeneration's bioimplant products decreased to C$6.1 million for the six months ended June 30, 2003 from C$6.4 million for the six months ended June 30, 2002, for a decrease of 5% in total cost. As a percentage of net revenues, cost of sales for the six months ended June 30, 2003 was 36% compared to 35% for the six months ended June 30, 2002. GenSci Regeneration incurred additional costs in the first half of 2003 in order to meet the increase in customer demand for the new second-generation products.

Cost of sales for the six months ended June 30, 2003 in US dollars were US$4.2 million compared to US$4.0 million for the same six-month period in 2002, for an increase of 3% in total cost.

MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES
Marketing, general and administrative expenses decreased by C$0.6 million, or 13%, to C$4.0 million for the quarter ended June 30, 2003 from C$4.6 million for the quarter ended June 30, 2002. The decrease mainly reflects the decline in legal expenses related to patent litigation costs. In 2002 and 2003 legal costs and administrative fees related to GenSci Regeneration operating under Chapter 11 are reported on a separate line as reorganization costs.

Marketing, general and administrative costs for the quarter ended June 30, 2003 in US dollars were US$2.9 million compared to US$3.0 million for the same quarter in 2002, for a decrease of 4%.

Marketing, general and administrative expenses decreased by C$1.1 million, or 12%, to C$8.4 million for the six months ended June 30, 2003 from C$9.5 million for the six months ended June 30, 2002. The decrease mainly reflects the decline in legal expenses related to patent litigation costs and cost redution programs. Although GenSci Regeneration incurred legal costs of operating under Chapter 11, in 2002 and 2003 legal costs and administrative fees related to GenSci Regeneration operating under Chapter 11 are reported on a separate line as reorganization costs.

Marketing, general and administrative costs for the six months ended June 30, 2003 in US dollars were US$5.8 million compared to US$6.1 million for the same six-month period in 2002, for a decrease of 5%.


RESEARCH AND DEVELOPMENT EXPENSES

GenSci Regeneration's investment in research and development increased to C$0.9 million for the quarter ended June 30, 2003 from C$0.6 million for the quarter ended June 30, 2002, an increase of 55%. GenSci Regeneration continues to support an aggressive new product pipeline as part of a planned product development program with additional product introductions planned for 2003. The cost of research and development as a percentage of revenue was 10% in first quarter 2003, compared with 6% in 2002.

Research and development costs for the quarter ended June 30, 2003 in US dollars were US$0.6 million compared to US$0.4 million for the same quarter in 2002, for an increase of 72% in total cost.

GenSci Regeneration's investment in research and development increased to C$1.5 million for the six months ended June 30, 2003 from C$1.4 million for the six months ended June 30, 2002. The cost of research and development as a percentage of revenue was 9% in the six months ended June 2003, compared with 8% in 2002. GenSci Regeneration continues its focus into 2003 to support an aggressive new product pipeline as part of a planned product development program and on the introduction of new second-generation product lines. During 2002, GenSci Regeneration's product development program effectively replaced former products with new and improved second-generation products. Additional investment continues on new product introductions planned for 2003.

Research and development costs for the six months ended June 30, 2003 in US dollars were US$1.1 million compared to US$0.9 million for the same six-month period in 2002, for an increase of 18% in total cost.


INTEREST INCOME AND INTEREST EXPENSE
GenSci Regeneration generated net interest expense of C$5,530 for the quarter ended June 30, 2003 compared to net interest income of C$4,033 in 2002.

GenSci Regeneration generated net interest income of C$9,866 for the six months ended June 30, 2003 as compared to net interest income of C$9,720 in the six months ended June 30, 2002.


AMORTIZATION
Amortization expenses decreased to C$115,067 for the quarter ended June 30, 2003, from C$211,572 for the same period in 2002. The decrease resulted from costs of previously capitalized intangible and tangible assets becoming fully amortized during 2002.

Amortization expenses decreased to C$308,216 for the quarter ended June 30, 2003, from C$434,039 for the same period in 2002. The decrease resulted from costs of previously capitalized intangible and tangible assets becoming fully amortized during 2002.


REORGANIZATION COSTS
Reorganization costs for the quarter ended June 30, 2003 were C$231,683 compared to C$417,900 for the same quarter in 2002. The 45% decrease was primarily attributable to decreased legal costs as a result of completing negotiations for the settlement of the Osteotech lawsuit. Reorganization costs include GenSci Regeneration's legal costs and administrative fees related to Chapter 11 and additional legal fees incurred by the Creditors Committee paid for by GenSci Regeneration.

Reorganization costs for the six months ended June 30, 2003 were C$467,392 compared to C$670,036 for the six months ended June 30, 2002. The 30% decrease was primarily related to lower legal fees as a result of completing negotiations for the settlement of the Osteotech lawsuit. Reorganization costs include GenSci Regeneration's legal costs and administrative fees related to Chapter 11 and additional legal fees incurred by the Creditors' Committee paid for by GenSci Regeneration.


ARRANGEMENT AGREEMENT RELATED EXPENSES
On June 3, 2003, IsoTis SA and GenSci entered in to an Arrangement Agreement as discussed in note 5(d) to the interim consolidated financial statements. Arrangement Agreement related expenses of C$222,741 were incurred in quarter ended June 30, 2003. These costs include professional fees related to financial consulting and legal expenses. The decline is mainly due to the replacement of the sales of the infringing products during the period.


RESERVE FOR LITIGATION VERDICT
Reserve for litigation verdict costs for the quarter ended June 30, 2003 were C$7,519 compared to C$538,486 for the quarter ended June 30, 2002, for a decrease of 99%. GenSci Regeneration continues to reserve 14% of any Canadian sales from remaining inventory of former products that were the subject of previously disclosed patent litigation.

Reserve for litigation verdict costs for the six months ended June 30, 2003 were C$20,551 compared to C$1,131,431 for the six months ended June 30, 2002, for a decrease of 98% over the comparable six months. GenSci Regeneration continues to reserve 14% of any Canadian sales from remaining inventory of former products that were the subject of previously disclosed patent litigation. The decline is mainly due to the replacement of sales of the infringing products during the period.


NET LOSS
GenSci Regeneration reported a net loss for the quarter ended June 30, 2003 of C$209,725 (C$0.00 per share loss) compared with a net loss for the quarter ended June 30, 2002 of C$477,877 (C$0.01 per share loss). The decrease in net loss from the prior year's quarter was primarily due to the decreased litigation verdict costs and related legal fees, but was partially offset by the increase in GenSci Regeneration research and development investment.

GenSci Regeneration reported a net loss for the six months ended June 30, 2003 of C$294,135 (C$0.01 per share loss) compared with a net loss for the six months ended June 30, 2002 of C$1,080,979 or (C$0.02 per share loss). The decrease in net loss for the six month period ended June 30, 2003 from the prior year's six month period was primarily due to decreased litigation verdict costs and related legal fees.


LIQUIDITY AND CAPITAL RESOURCES

On December 20, 2001, the GenSci Group, voluntarily filed petitions for relief under Chapter 11 of the US Bankruptcy Code Bankruptcy Court. The GenSci Group elected to take this action as a result of the verdicts in the patent litigation proceedings as described in note 8 to the unaudited consolidated financial statements. See also "Part D - The Arrangement - Payments to Osteotech and other Creditors of the GenSci Group").

Effective July 31, 2003 the Bankruptcy Court granted an order dismissing GenSci Regeneration from the jointly administered Chapter 11 case, while GenSci US subsidiary GenSci OrthoBiologics, remains under the protection of Chapter 11. GenSci Regeneration requested that the order be granted, with the support of its creditors, so that GenSci Regeneration could proceed toward completion of the planned Arrangement Agreement with IsoTis.

In order to effectuate the dismissal, during July 2003 IsoTis has funded US$200,000 for payment of GenSci Regeneration's pre-petition unsecured claims and post-petition administrative claimants, including, but not limited to professional fees, but excluding (i) post-petition creditors whose claims are paid in the ordinary course of business and not yet due, and (ii) Osteotech.

Based upon an agreement among GenSci Regeneration, the Creditors'
Committee, IsoTis, and Osteotech, in the event that the Arrangement Agreement is not completed by January 31, 2004 the dismissal order shall be vacated, and the Chapter 11 case of GenSci Regeneration shall be reinstated.

GenSci Regeneration and GenSci US Subsidiary have been operating their businesses under bankruptcy protection as debtors-in-possession. The bankruptcy proceedings of GenSci OrthoBiologics were being jointly administered for procedural purposes, but were not substantively consolidated. Substantially all the assets and liabilities of GenSci Regeneration were involved in the Bankruptcy proceedings.

On May 31, 2003, GenSci Regeneration, GenSci US Subsidiary and Osteotech have signed a settlement agreement under which the GenSci Group has received a covenant from Osteotech not to sue the GenSci Group in connection with its newly introduced products, including DynaGraft(R) II, OrthoBlast(R) II and Accell(R) DBM100.

Under the provisions of Chapter 11, GenSci OrthoBiologics is required to present, to the Bankruptcy Court, a plan of reorganization setting out the terms of the restructure of its obligations. On July 31, 2003, GenSci OrthoBiologics filed with the Bankruptcy Court its second amended Plan of Reorganization. On August 14, 2003 the Bankruptcy Court approved GenSci OrthoBiologics Disclosure Statement and a hearing to confirm the Plan of Reorganization scheduled for October 14, 2003. The submitted plan proposes the following treatment (capitalized terms are defined in the Plan of Reorganization):

(a) Shareholders shall retain their interests in the GenSci Regeneration and are unimpaired.

(b) Allowed Secured Claims in the amount of US$28,976 shall be paid under their original terms in the ordinary course of business.

(c) Allowed Priority Claims in the amount of US$57,548 shall be paid the full Allowed Amount of such Claims on the later of sixty (60) days after the date of confirmation of the Plan of Reorganization by the Bankruptcy Court (the "Effective Date") or thirty (30) days after the date on which an Order allowing such Claim becomes a Final Order or such other time or times as may be agreed to by the holder of such Claim and the Debtors.

(d) All Claim(s) of Osteotech Inc. ("Osteotech") were agreed to be US$7.5 million and are covered by the Settlement Agreement which calls for Osteotech to receive an initial payment of US$1 million on, or about, the Effective Date of the Company's Plan of Reorganization, and the remaining US$6.5 million will be paid in twenty consecutive quarterly payments of US$325,000 per quarter plus simple interest payable at the Federal Judgment Rate, capped for purposes of future interest payments at 3% per annum. The US$6.5 million shall be secured as follows: the first US$5 million in quarterly payments shall be secured by a letter of credit and the last US$1.5 million will be secured by a junior lien on the assets of GenSci OrthoBiologics, subordinated to liens granted by GenSci OrthoBiologics to secure indebtedness from commercial and/or institutional lenders. If the Company successfully completes the Arrangement Agreement with IsoTis SA ("IsoTis") (see below) the last US$1.5 million will be paid within two (2) business days after the effective date of GenSci's plan of reorganization, thereby eliminating the need for the security agreement for the last US$1.5 million payment and the quarterly payments will be reduced to US$250,000 versus US$325,000.

(e) Administrative Convenience Class (Allowed Unsecured Claims of US$6,000 or less) in the amount of US$110,009 shall be entitled to a distribution of one hundred percent (100%) of their respective Allowed Claims, within 120 days after the Effective Date with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date.

(f) Allowed Unsecured Claims of unsecured creditors in the amount of US$6,577,151 have been given two options:

Option A: Creditors shall be entitled to a distribution of one hundred percent (100%) of their respective Allowed Claims commencing on the tenth (10th) Business Day after the entry of a Final Order allowing the Claim, or (iii) such other time or times as may be agreed to by the holder of such Claim and the Debtors. The distribution shall be payable as follows: (a) US$200,000 to be distributed to Option A creditors on a pro rata basis as soon as practicable upon the determination of the total amount of allowed claims held by Option A creditors and (b) the balance in twenty (20) equal quarterly installments payable over five (5) years with simple interest accruing from and after the Effective Date, at the Federal Judgment Rate plus 2% during year 1 and 2 and at the Federal Judgment Rate plus 3% during year 3, 4 and 5.

Option B: Creditors shall have their claim fixed at a distribution amount proposed by the Company (the "proposed distribution amount") set forth for each unsecured claim commencing on the 60th day after the Effective Date. The distribution shall be payable as follows: (a) US$400,000 to be distributed to Option B creditors on a pro rata basis no later than the 10th day following the Effective Date and (b) the balance in eight (8) equal quarterly installments payable over two (2) years commencing on the 60th day after the Effective

     Date with simple interest accruing at the Federal Judgment Rate plus 2%. The total amount proposed by the Company for all claims in this category is US$2,174,582.

The settlement of the liabilities subject to compromise as proposed by the Plan of Organization is contingent upon the Bankruptcy Court approval. Therefore no adjustment has been made to these June 30, 2003 financial statements related to settlement of the liabilities subject to compromise.

Effective May 31, 2003, GenSci Regeneration has entered into an Arrangement Agreement with IsoTis, as subsequently amended on June 25, 2003 and August 28, 2003. The Arrangement Agreement is structured as a Plan of Arrangement pursuant to the Company Act (British Columbia), under which:

(i) IsoTis will purchase all of the outstanding shares of GenSci OrthoBiologics and all other assets relating to GenSci's OrthoBiologics business from GenSci Regeneration, in return for newly issued shares of IsoTis (the "IsoTis Exchange Shares"). The IsoTis Exchange Shares will be subsequently transferred to GenSci Regeneration's current shareholders. The number of the IsoTis Exchange Shares to be issued will be such that IsoTis and GenSci current shareholders will own approximately 60% and 40%, respectively, of the new combined company on a fully diluted basis and assuming no GenSci Regeneration Shareholder files a notice of dissent and assuming no adjustments are made pursuant to ss.1.9 and ss.2.5 of the Plan of Arrangement.

(ii) Under certain circumstances of termination, GenSci Regeneration will pay to IsoTis termination fees of C$500,000. GenSci Regeneration has also agreed, as a condition to IsoTis to enter the Arrangement Agreement, to grant IsoTis an option to purchase up to 19.9% of the issued and outstanding common shares of GenSci Regeneration at any time, if the Arrangement Agreement is terminated as a result of a material breach by GenSci Regeneration, or if the Arrangement Agreement is terminated by GenSci Regeneration to pursue a superior offer, or if GenSci Regeneration otherwise withdraws its recommendation to approve the transaction, or if the shareholders of GenSci Regeneration fail to approve the transaction, or if the Transaction is not completed by December 31, 2003 and a third party's acquisition proposal is accepted or completed within 12 months thereafter (the "Exercise Event"). The option can be exercised either by paying a price of C$0.43 per share, or at the option of IsoTis, by issuing to GenSci Regeneration that number of IsoTis shares equal to the quotient obtained when the aggregate purchase price for the option shares to be acquired is divided by the fair market value of an IsoTis share on the date the option is exercised. The option will terminate upon the earliest to occur of the completion of the Plan of Arrangement, 12 months following the date on which the Arrangement Agreement is terminated or, in certain circumstances, 12 months after the payment of the termination fee, and May 31, 2008.

      If the option becomes exercisable, IsoTis also has the right to "put" the option back to GenSci Regeneration at an amount not to exceed C$1,021,632 less any termination fees paid in cash.

(iii) IsoTis has agreed, as a condition to GenSci Regeneration to enter the Arrangement Agreement, to loan, subject to the terms of the Arrangement Agreement, GenSci US$5,000,000 to enable GenSci
      Regeneration to fund its settlement with Oseotech, Inc. if the Plan of Arrangement does not proceed, otherwise than by reason of a material adverse change in GenSci Regeneration, a breach of the agreement by GenSci Regeneration, termination by GenSci Regeneration to pursue a superior proposal or withdrawal of support for the transaction or the failure of GenSci Regeneration shareholders to approve the transaction. The term of the loan is 12 months, bearing interest at a rate of 10% per annum, with a default interest rate of a maximum of 20%
     per annum. The obligations of GenSci Regeneration under the loan will be secured by a general security agreement, which will be subordinate to security granted to Osteotech, Inc. in connection with its settlement and a senior bank operating line of US$5,000,000.

In connection with the execution of this loan, GenSci Regeneration has agreed to issue to IsoTis warrants to purchase 6,847,500 shares at C$0.43 per share for a term of five years from the date on which the warrants become exercisable. The warrants shall become exercisable only if the loan is funded.

The Arrangement Agreement is subject to certain conditions, including approval by GenSci Regeneration and IsoTis shareholders, as well as various stock exchanges and other regulatory approvals. Therefore, no adjustment has been made to these June 30, 2003 financial statements related to this May 30, 2003 Settlement Agreement. However, if the Arrangement Agreement was approved and had occurred on June 30, 2003, GenSci Regeneration would have no substantial continuing operations, except for the operation of GenSci OCF which is not significant in comparison to GenSci OrthoBiologics operations.

The value of the goodwill and intangible assets at June 30, 2003, reflect the value of the combined operations of GenSci Regeneration integrated with GenSci US Subsidiary. Following the completion of the Arrangement Agreement, the goodwill and the intangible asset values will be subject to uncertainty as management plans to sell its 60% interest in GenSci OCF. Accordingly, a write down of these assets, which could be material, could be required (See 'Part D - the Arrangement').

In connection with the execution of this loan, GenSci Regeneration has agreed to issue to IsoTis warrants to purchase 6,847,500 shares at C$ 0.43 per share for a term of five years from the date on which the warrants become exercisable. The warrants shall become exercisable only if the loan is funded.

The unaudited interim consolidated financial statements have been prepared on the "going concern" basis, which presumes that GenSci Regeneration will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There is substantial doubt about GenSci Regeneration's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings. Although GenSci OrthoBiologics has filed a Plan of Reorganization with the Bankruptcy Court, there can be no assurance that GenSci US Subsidiary will successfully receive Court approval or that the Arrangement Agreement will be completed, or that GenSci Regeneration meet other conditions necessary to emerge from bankruptcy. In addition, GenSci Regeneration has incurred significant losses during the last three years and has a shareholders' deficiency of C$16,589,487 as at June 30, 2003. As such, the realisation of GenSci Regeneration's assets and discharge of its liabilities is subject to significant uncertainty.

GenSci Regeneration's ability to continue as a going concern is dependent upon continued protection by the Bankruptcy Court, confirmation of the Plan of Reorganization, emergence from bankruptcy, achieving and maintaining profitable operations and either completion of its planned Arrangement or obtaining additional financing. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should GenSci Regeneration be unable to continue in business. Such adjustments could be material.

Obligations classified as liabilities subject to compromise under the reorganization proceedings in total may vary significantly from the stated amount of proofs of claim that are filed with the Bankruptcy Court, and may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to potential disputed claims or other events. Additional claims may also arise from the rejection of executory contracts by the GenSci Group.

At June 30, 2003, GenSci Regeneration had a cash balance of C$2,214,441 and restricted cash of C$753,896, which is classified as a long-term asset. This represents a C$1,171,033 decrease in cash and restricted cash as compared to a cash balance of C$3,282,836 and restricted cash of C$856,534 as of December 31, 2002. Approximately C$334,000 of the decrease is due to a change in the exchange rate.

GenSci Regeneration had a working capital deficiency of (C$19,029,238) at June 30, 2003, which includes liabilities subject to compromise of C$27,910,697 and does not include restricted cash classified as a long-term asset. This compared with a working capital deficiency of (C$22,043,381) at December 31, 2002 that included liabilities subject to compromise of C$32,627,785 and does not include restricted cash classified as a long-term asset. Liabilities subject to compromise as of June 30, 2003 include C$19,729,215 related to the patent litigation liability accrual from fiscal year 2001. Liabilities subject to compromise have declined due to the change in the exchange rate.

Changes to working capital resulting from the general increase in operation activities for the six month period ended June 30, 2003 included accounts receivable increased by C$878,377; processing costs and inventory increased by C$1,545,141; prepaid expenses and deposits decreased by C$307,904; and accounts payable and accrued liabilities increased by C$1,463,314.


CASH FLOW

Cash used in operating activities during the first six months of 2003 was C$523,032 after adding back amortization, the expense recorded for stock based compensation and an additional non-cash accrual for the patent litigation claim. This amount includes C$539,000 received from IsoTis as a license payment on a License and Development Agreement announced on June 25, 2003, this agreement relates to an ongoing commitment from the GenSci Group to provide assistance in research and development services that precludes the ability to objectively measure the fair value of any of the elements individually, therefore the amount has been deferred in accordance with the recommendations of the Staff Accounting Bulletin No.101. This compares to cash provided in operations of C$4,134,715 for the six months ended June 30, 2002. The cash provided by operations was significantly more favorable in 2002 due to the hold put on the payment of pre-petition liabilities by the GenSci Group entering Chapter 11.

Cash used in investing activities was C$132,116 in the six months ended June 30, 2003 as compared to C$29,664 for the six months ended June 30, 2002. Cash used in investing activities during the first six months of 2003 mainly consisted of machinery and equipment used to increase production capacity for GenSci OrthoBiologics' Irvine production facility.

Cash used in financing activities during the six month period ended June 30, 2003 was C$79,405 and C$109,217 for the six months ended June 30, 2002 both primarily to pay down the capital leases executed by GenSci
Regeneration in 2001.

Net decrease in cash for the period was C$1,068,395 which included the effect of exchange rate changes on cash of C$333,842 for the six month period ended June 30, 2003 as compared to a net increase in cash for the period of C$3,824,110 for the six months ended June 30, 2002 which included a foreign exchange loss of C$171,724.

Cash used in operating activities during the three month period ended June 30, 2003 was C$273,058 after adding back amortization, the expense recorded for stock based compensation and an additional non-cash accrual for the patent litigation claim. This amount includes C$539,000 received from IsoTis as a license payment. This compares to cash provided in operations of C$426,652 for the three months ended June 30, 2002. The cash provided by operations was significantly more favorable in 2002 due to the hold put on the payment of pre-petition liabilities by the GenSci Group entering Chapter 11. Changes to working capital resulting from the general increase in operation activities for the three month period ended June 30, 2003 included accounts receivable increased by C$198,168; processing costs and inventory increased by C$1,565,952; prepaid expenses and deposits decreased by C$178,403; and accounts payable and accrued liabilities increased by C$1,338,291.

Cash used in investing activities was C$53,511 in the three months ended June 30, 2003 as compared to C$28,651 for the three months ended June 30, 2002. Cash used in investing activities during the first three months of 2003 mainly consisted of machinery and equipment used to increase production capacity for GenSci OrthoBiologics' Irvine production facility.

Cash used in financing activities during the three month period ended June 30, 2003 was C$25,327 as compared to C$49,246 for the three months ended June 30, 2002 both primarily to pay down the capital leases executed by the GenSci Group in 2001.

Net decrease in cash for the period was C$510,327 which included the effect of the exchange rate change on cash of C$158,431 for the three month period ended June 30, 2003 as compared to a net increase in cash for the period of C$191,938 for the three months ended June 30, 2002 which included a foreign exchange loss of C$156,817.

Results are reported in Canadian dollars with a June 30, 2003 exchange rate of C$1.00 Canadian equaling US $0.74.

FULL YEARS MD&A

The following discussion of the financial condition, changes in cash flows, and results of operations of GenSci Regeneration should be read in conjunction with GenSci Regeneration's 2002 consolidated financial statements and notes therein, which are prepared in accordance with Canadian GAAP. These principles differ in certain material respects from US GAAP. The differences as they affect the consolidated financial statements of GenSci Regeneration are described in note 18 to GenSci Regenerations' 2002 consolidated financial statements. All amounts are in Canadian dollars, unless otherwise noted.


OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

In the disclosure under this heading "Management Discussion and Analysis", GenSci Regeneration is sometimes referred to as the "Company" and sometimes as to "GenSci" and GenSci US Subsidiary is sometimes referred to as "GenSci OrthoBiologics".


REVENUES
Revenues for the year ended December 31, 2002 of C$34,481,612 decreased from C$40,444,833 for the year ended December 31, 2001. The 14.7% decrease in revenue mainly reflects the replacement of GenSci Regeneration entire product line and the transition phase for launching it's three new product lines. During 2002, GenSci Regeneration effectively replaced former products that were the subject of previously disclosed patent litigation.


COST OF SALES
Cost of sales, consisting of the expense of manufacturing GenSci Regeneration's bioimplant products, decreased to C$11,743,981 for the year ended December 31, 2002 from C$15,870,114 for the year ended December 31, 2001. Cost of sales as a percentage of revenues was 34% for 2002, compared with 39% in 2001. The 5% decrease in costs as a percentage of revenues resulted primarily from aggressive cost cutting initiatives during the reorganization of the GenSci Regeneration's operations throughout 2002. The efficient use of GenSci Regeneration's resources have resulted in lower costs associated with manufacturing despite continued increases in reimbursement of processing costs to tissue banks for donated tissue.


MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES
Marketing, general and administrative expenses of C$19,091,593 for the year ended December 31, 2002 decreased from C$31,281,351 in 2001. The decrease mainly reflects the decline in legal expenses related to the higher level of patent litigation costs with Osteotech in 2001. During 2002, legal costs related to GenSci Regeneration operating under Chapter 11 are reported as reorganization costs. In addition, GenSci Regeneration reduced spending in sales and marketing as part of the cost cutting initiatives applied to GenSci Regeneration's operations.


RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses decreased to C$3,406,232 for the year ended December 31, 2002 from C$4,187,176 in 2001. The cost of research and development as a percentage of revenue remained consistent at 10% in 2002 and 2001. GenSci Regeneration continued efforts in 2002 to support its near term product pipeline as part of a planned product development program.

INTEREST INCOME (EXPENSE)
GenSci Regeneration generated net interest expense of C$13,179 for the year ended December 31, 2002 compared to net interest income of C$189,416 in 2001. Although cash balances increased during 2002, the decrease in net interest income compared to the prior year is primarily due to the lower average level of funds available for investment and lower yields on invested funds.


AMORTIZATION
Amortization expense decreased to C$959,819 for the year ended December 31, 2002 from C$1,089,598 for the year ended December 31, 2001. The decrease resulted from costs of previously capitalized intangible assets becoming fully amortized during 2002 and 2001.


REORGANIZATION COSTS
Reorganization costs include GenSci Regeneration's legal costs and administrative fees related to Chapter 11 and additional legal fees incurred by the creditors committee paid for by GenSci Regeneration.


WRITE-DOWN OF INTANGIBLE ASSETS
Write-down of intangible assets includes a write-down of technology of C$315,553 due to the discontinuation of certain products and C$142,402 for patent costs that are not part of GenSci Regeneration's short-term development plans.


RESERVE FOR LITIGATION VERDICT
In 2002, GenSci Regeneration continued to reserve 14% of the sales of former products that were the subject of previously disclosed patent litigation.


LOSS FROM CONTINUING OPERATIONS
The loss from continuing operations for 2002 is C$4,252,840 (C$0.08 per share loss). GenSci Regeneration reported a loss from continuing operations of C$36,362,757 (C$0.69 per share loss) for the year 2001.


LOSS FROM DISCONTINUED OPERATIONS
The net gain from discontinued operations for 2002 was C$415,000 (C$0.01 per share gain). For 2001, the net loss was C$596,928 (C$0.01 per share loss) for discontinued operations related to the sold subsidiary, Osteopharm Inc. In 2001 GenSci Regeneration provided a C$540,000 allowance, which represented the balance due on the promissory note related to the sale of the subsidiary, Osteopharm Inc. In 2002, GenSci Regeneration recognized C$240,000 collected on the promissory note as a gain from discontinued operations and C$175,000 that was collected in 2003.


NET LOSS
The net loss for 2002 was C$3,837,840 (C$0.07 per share loss). For 2001, the net loss was C$36,959,685 (C$0.70 per share loss). There was no change in the number of common shares outstanding in 2002.


YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

REVENUES
Revenues for the year ended December 31, 2001 of C$40,444,833 decreased from C$45,827,426 for the year ended December 31, 2000. The 12% decrease in revenues mainly reflects the loss, in February of 2001, of DePuy AcroMed Inc. ("DePuy") as a marketing partner for two of GenSci Regeneration's products sold to the spinal market. GenSci Regeneration's independent sales representative network assumed responsibilities for the sale of those products to the spine market but has lost some DePuy customers in the process.

COST OF SALES
Cost of sales, consisting of the expense of manufacturing GenSci Regeneration's bioimplant products, increased from C$14,144,268 for the year ended December 31, 2000 to C$15,870,114 for the year ended December 31, 2001. Cost of sales as a percentage of revenues was 31% for 2000, compared with 39% in 2001. The increase in costs as a percentage of revenues resulted primarily from a decrease in economies of scale due to lower production levels, higher costs associated with manufacturing related to increase in reimbursement of processing costs from tissue banks and due to the change in product mix in 2001 compared to 2000.


MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES
Marketing, general and administrative expenses of C$30,174,661 for the year ended December 31, 2000 increased to C$31,281,351 in 2001. The increase is primarily due to the change in rate of translation of GenSci Regeneration's US subsidiary operations from US currency to Canadian currency, which were converted at higher average exchange rates in 2001 compared to 2000. In US currency these amounts are substantially the same.


RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses increased from C$2,744,708 for the year ended December 31, 2000 to C$4,187,176 in 2001. GenSci Regeneration's efforts in 2001 included a higher level of development expenditures on new products scheduled to come to market in 2002 and 2003, including Accell(R) DBM100 launched in the first half of 2002 in addition to other products planned for introduction later in 2002. The cost of research and development as a percentage of revenue was 6% in 2000, compared with 10% in 2001.


INTEREST INCOME (EXPENSE)
GenSci Regeneration generated net interest income of C$538,065 for the year ended December 31, 2000 compared to net interest income of C$189,416 in 2001. The decrease in net interest income compared to the prior year is primarily due to the lower availability of funds for investment and lower yields.


AMORTIZATION
Amortization expenses decreased from C$1,381,968 for the year ended December 31, 2000, to C$1,089,598 for 2001. The decrease resulted from costs of previously capitalized intangible assets becoming fully amortized during 2000 and 2001.


WRITE-DOWN OF INTANGIBLE ASSETS
Write-down of intangible assets includes a write-down of technology of C$1,076,178 for licensed patents that are not part of GenSci Regeneration's short-term development plans and C$384,000 for non- commercialized product development costs.


RESERVE FOR LITIGATION VERDICT
GenSci Regeneration has established a reserve in the amount of C$23,098,189 representing the potential judgment of US$14,533,634 in relation to the Osteotech patent litigation.


LOSS FROM CONTINUING OPERATIONS
The loss from continuing operations for 2001 is C$36,362,757 (C$0.69 per share loss). GenSci Regeneration reported a loss from continuing operations of C$2,080,114 (C$0.04 per share loss) for the year 2000.


LOSS FROM DISCONTINUED OPERATIONS
The net loss from discontinued operations for 2001 was C$596,928 in 2001 (C$0.01 per share loss). For 2000, the net loss was C$4,928,623 (C$0.11 per share loss) for discontinued operations. Net loss from discontinued operations decreased due to the write-down of technology in the prior year. Discontinued operations relate to the sold subsidiary, Osteopharm Inc., which is focused on the diagnosis and prevention or treatment of osteoporosis. The loss in 2001 is comprised of an operating loss of C$1,260,468 and a gain on disposal of C$663,540. GenSci Regeneration recognized the gain on disposal of the discontinued operations to the extent of cash received from the disposal subsequent to the year end and has provided an allowance for C$540,000 being the balance of the promissory note due in fiscal 2002 due to uncertainty relating to ultimate collection and will recognize this amount as income once received.


NET LOSS
The net loss for 2001 was C$36,959,685 (C$0.70 per share loss). For 2000, the net loss was C$7,008,737 (C$0.15 per share loss). There was no change in the number of common shares outstanding in 2001.


LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities during 2002 was C$2,764,102 as compared to cash used in operating activities of C$8,638,447 in 2001. Available cash increased as a result of reduced litigation costs and aggressive cost cutting initiatives during the reorganisation of the GenSci Group's operations throughout 2002. Capital spending requirements were higher in 2002 at C$501,230 compared to C$313,083 in 2001. The GenSci Group invested in key machinery and equipment to increase manufacturing efficiency and capacity for its California production facility. The GenSci Group expects that capital spending in 2003 will proceed at a similar pace to 2002 to continue to improve production efficiency and capacity and will be funded out of the GenSci Group's cash flow.

Cash used in financing activities during 2002 was C$215,801 primarily used to pay down the capital leases executed by the GenSci Group in 2001. Cash provided by financing activities during 2001 was C$343,101 primarily from capital leases executed by the GenSci Group.

Net increase in cash from continuing operations was C$1,048,449 in 2002 as compared to a net decrease in cash from continuing operations of C$8,105,349 in 2001. Net increase in cash from discontinued operations was C$1,140,000 as compared to a decrease in cash from discontinued operations of C$707,889 in 2001.


CRITICAL ACCOUNTING POLICIES

The preparation of GenSci Regeneration's consolidated financial statements is based on the selection and application of critical accounting policies, some of which require management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. GenSci Regeneration believes that the following are some of the critical judgement areas in the application of its accounting policies that currently affect GenSci Regeneration's financial condition and results of operations.

GenSci Regeneration has a claim for allegedly infringing products and the jury found the GenSci Group liable for damages as discussed above. The determination of the estimated liability involves significant judgement. In assessing the reserve for the litigation claim, management made its best estimate considering the jury findings and accrued for C$23,098,189 in the consolidated financial statements. It is possible that adverse judgements in the immediate or near-term future could include an injunction preventing the sale of allegedly infringing products, which could adversely affect the

GenSci Group's business and financial condition. Due to the uncertainties inherent in the litigation process, the ultimate outcome of these actions, or the likelihood of an injunction, is not determinable at this time.

During 2002, the GenSci Group accrued and expensed C$1,705,265, which represents 14% of the revenue derived from DynaGraft Gel and Putty. In addition, subsequent to the Bankruptcy Court order discussed above, GenSci Group has established a restricted cash account, which had a balance of C$856,534, which is classified as a long term asset as at December 31, 2002.

GenSci Regeneration makes significant judgements about the determination of the fair value of its reporting units in order to assess whether there has been an impairment in the value of the goodwill. These judgements are dependent on a number of factors such as projected future cash flows, general economic and competitive conditions and appropriate discount rates. A change in these assumptions could result in material charges to income. During the current year, GenSci Regeneration determined that no impairment in the value of the goodwill has occurred.

GenSci Regeneration will periodically assess the recoverability of its intangible assets by determining whether projected undiscounted cash flows will be sufficient to cover the carrying value of such assets. This requires the company to make significant judgements about the expected future cash flows that are dependent on the general and economic conditions and are subject to change. A change in these assumptions could result in material charges to income. During the current year, GenSci Regeneration determined that a significant impairment in the value of certain of its intangible assets had occurred and recorded C$457,955 a charge to earnings.

GenSci Regeneration maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. A considerable amount of judgement is required in accessing the ultimate realisation of these receivables including the credit-worthiness of each customer. If the financial condition of GenSci Regeneration's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.


CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, GenSci Regeneration has adopted The Canadian Institute of Chartered Accountants issued Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062").

Previously, goodwill was amortised on a straight-line basis over the estimated useful life of the asset over a period of seven years. In addition, GenSci Regeneration would evaluate on an ongoing basis the carrying value of goodwill for potential permanent impairment by comparing the carrying value of goodwill to the estimated related undiscounted future net cash flows. Any permanent impairment in the value of goodwill was written off against earnings in the year that such impairment became evident.

Section 3062 changed the accounting for goodwill and intangible assets with an indefinite life from an amortisation method to an impairment-only approach. Thus, amortisation of goodwill, including goodwill recorded in past business combinations, and amortisation of intangibles with an indefinite life, ceased upon adoption of Section 3062. Upon adoption of
Section 3062, GenSci Regeneration determined that it has no intangible assets of indefinite life. As of January 1, 2002, entities are required to perform a transitional test to ascertain whether or not they should recognise a decline in the carrying value of any recorded goodwill balances as at that date. Impairment tests are required to be re-performed on at least an annual basis and any subsequent impairment provisions would be charged to income.

GenSci Regeneration completed a transitional impairment test to identify if there was potential impairment to the goodwill as at January 1, 2002. To determine the amount of the impairment at January 1, 2002, GenSci Regeneration used the fair value methodology based on budget information to generate representative values of the future cash flows attributable to its reporting unit. This differs from the undiscounted cash flow methodology utilised by GenSci Regeneration to assess recoverability of goodwill in prior years. GenSci Regeneration determined that no impairment in the value of goodwill has occurred.

GenSci Regeneration has selected December 31 as the date it will perform its annual impairment test, and has determined that there was no impairment of goodwill as at December 31, 2002.

As required under Section 3062, this change was adopted January 1, 2002 with no restatement of prior period amounts.

Effective January 1, 2002, GenSci Regeneration has adopted The Canadian Institute of Chartered Accountants issued Handbook Section 3870,
"Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870").

Previously, no compensation expense was recognised for stock options and stock appreciation rights issued to employees, directors and consultants.

Section 3870 requires entities to measure stock appreciation rights that call for settlement by the issuance of equity instruments and present them as equity. Under GenSci Regeneration's stock option plan, described in note 9(d) to the consolidated financial statements, all stock options granted can be exercised as stock appreciation rights. As permitted under Section 3870, GenSci Regeneration elected to measure and recognise stock appreciation rights based on the fair value of the equity instrument. Accordingly, compensation expense is determined as of the date of the grant and is then recognised on a consistent basis over the vesting period of the options as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by GenSci Regeneration, together with the amount in contributed surplus, will be credited to common share capital. GenSci Regeneration estimates the fair value of a stock option using the Black-Scholes option pricing model.

The impact of this change in accounting policy is detailed below:

Section 3870, requires that the cumulative amount relating to stock appreciation rights outstanding at the beginning of the fiscal year of adoption be charged to the opening retained earnings for that fiscal year, without restatement of prior periods presented. Accordingly, GenSci Regeneration charged C$3,985,870 to the deficit at January 1, 2002 and an increase in contributed surplus of C$3,985,870.

The fair value of the options granted was estimated as of the date of grant using the Black-Scholes option pricing model. The weighted average assumptions for stock appreciation rights issued prior to January 1, 2002 were as follows: risk free interest rate of 4.72%, expected dividend yield of nil, expected volatility of 0.93 and expected option life of 4.87 years.

Other effects of the change in accounting policy were an increase in compensation expense, contributed surplus and net loss for the year of C$448,679 and an increase in loss per share of C$0.01.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

GenSci Regeneration is currently involved in research and development activities in the field of orthobiologics. Research and development spending was C$3,406,232 in 2002, C$4,187,176 in 2001, and C$2,744,708 in
2000. The Company's efforts in 2002 included continued development to support a near term product pipeline as part of a planned technology expansion program, completely upgrading and expanding GenSci Regeneration's product offerings by launching three new product lines effectively replacing and upgrading former products and investigating future partnerships and technology ventures.

In 2001, GenSci Regeneration sold its 100% interest in Osteopharm Inc., which was focused on developing an anabolic peptide technology for the diagnosis and prevention or treatment of osteoporosis. GenSci Regeneration has retained the rights to use the peptide technology solely as medical devices or treatments delivered locally in humans for tissue repair, limited to bone, cartilage, meniscus, ligaments or tendons and medical devices or treatments for coatings on prosthetics as part of invasive surgical procedures.

In 2002, GenSci Regeneration incurred a write-down on capitalised patent cost related to a craniofacial small bone fixation system and abandoned plans to develop a medical product related to the patent. In addition, GenSci Regeneration wrote off capitalised technology costs associated with former products discontinued in 2002.

In 2001, GenSci Regeneration incurred a write-down on the capitalised technology value associated with certain patents licensed by GenSci Regeneration. In 2002, GenSci Regeneration lost the right to license this technology, accordingly the cost were written off.


TREND INFORMATION

SELECTED CONSOLIDATED QUARTERLY UNAUDITED FINANCIAL INFORMATION (C$ 000'S)

                             Mar-01      Jun-01      Sep-01      Dec-01      Mar-02      Jun-02      Sep-02      Dec-02
                           --------    --------   ---------   ---------   ---------   ---------   ---------   ---------
Revenues                     10,581      10,445       9,363      10,055       9,695       8,768       8,497       7,522
Loss on continuing
  Operations                 (1,855)     (1,068)     (3,006)    (30,434)       (544)       (428)       (743)     (2,538)
Loss on continuing
  operations per share      (C$0.04)    (C$0.02)    (C$0.06)    (C$0.58)    (C$0.01)    (C$0.01)    (C$0.01)    (C$0.05)
Net loss                     (2,062)     (1,288)     (3,341)    (30,268)       (544)       (428)       (503)     (2,363)
Stock based
  compensation
  recognized at year end          -           -           -           -           -           -           -         449
Stock based
  compensation allocated
  quarterly                       -           -           -           -         (59)        (50)       (281)        (59)
Adjusted net loss                 -           -           -           -        (603)       (478)       (784)     (1,973)
Basic and diluted net
  loss per share            (C$0.04)    (C$0.02)    (C$0.06)    (C$0.58)    (C$0.01)    (C$0.01)    (C$0.01)    (C$0.05)



MANAGEMENT AND EMPLOYEES

EXECUTIVE OFFICERS

JAMES S. TROTMAN, M.D., CHAIRMAN OF GENSCI REGENERATION; PROPOSED DIRECTOR NOMINEE FOR THE COMBINATION
James Trotman has been Chief Executive Officer of GenSci Regeneration from 1992 to January 2000 and President of GenSci Regeneration from 1992 to March 1999. In addition Dr. Trotman acts as a private consultant to other unrelated biotech companies.


DOUGLASS WATSON, CHIEF EXECUTIVE OFFICER AND PRESIDENT OF GENSCI REGENERATION Douglass Watson has been CEO and President of GenSci Regeneration since August 2001; Executive Vice President of GenSci Regeneration from December 1999 to August 2001; President and Chief Operating Officer of GenSci US Subsidiary since January 2000; Senior Vice President of GenSci US
Subsidiary from June 1996 to January 2000; formerly, Vice President of US Operations and Global Business Development of BioDynamics, Inc. from 1994 to 1996.


PETER B. LUDLUM, VICE PRESIDENT FINANCE, CHIEF FINANCIAL OFFICER OF GENSCI REGENERATION AND GENSCI ORTHOBIOLOGICS
Peter Ludlum has been Vice President Finance, Chief Financial Officer and Corporate Secretary of GenSci Regeneration since December 1999; Chief Financial Officer of Pacific Biometrics, from 1996 to 1999, Corporate Controller of Derlan Industries, Inc. from 1989 to 1996.


NON-EXECUTIVE OFFICERS

ROBERT BECHARD, DIRECTOR
Robert Bechard is partner of RBC Capital Partners, a venture capital division of Royal Bank of Canada since February 1998; formerly, Investment Manager, SOFINOV from October 1996 to February 1998; Director, Corporate Banking, CIBC from February 1992 to October 1996.


FRANK M. CLARK, DIRECTOR
Frank Clark is Chairman of Bio-One, Inc., Managing Principal of C-D Holdings, since March 2000; Director of Surgical Safety Products, Inc. from June 1998 to April 2000; President and Chief Executive Officer of Surgical Safety Products, Inc. from June 1998 to January 2000; Chairman of 1-800Healthy.com since January 1999; formerly Chairman & Chief Executive Officer of CCS Group, a management consulting company from July 1991 to December 1997.


DARRELL ELLIOTT, DIRECTOR; PROPOSED DIRECTOR NOMINEE FOR THE COMBINATION Darrell Elliott has been Senior Vice President of MDS Capital Corp. since August 1999 and President of MDS Ventures Pacific Inc. since January 2000; Director, A.R.C. Resins International Corp., Biostar Inc., Chromos Molecular Systems Inc., Inex Pharmaceuticals Corporation, Cardiome Pharma Corp. (previously Nortran Pharmaceuticals Inc.); formerly regional Vice President of Royal Bank Capital Corp. from December 1989 to November 1993 and from August 1994 to July 1998, President of Isuma Strategies Inc. from August 1998 to present; previously a director of GenSci Regeneration from February 1997 to September 1998.


DANIEL W. KOLLIN, DIRECTOR; PROPOSED DIRECTOR NOMINEE FOR THE COMBINATION Daniel Kollin is Managing Director of BioMed Capital Group, Ltd., a strategic and business Director advisory firm since January 1990; Director, American Bio Medica Corporation (NASDAQ-ABMC), an immunoassay diagnostics company since February 2003; formerly Vice President of Prudential-Bache Capital Funding from 1987 to 1989.

CLIFFORD A. NORDAL, DIRECTOR
Clifford Nordal is President and Chief Executive Officer of St. Joseph's Health Care, London, Ontario since April 1, 1998; formerly President and Chief Executive Officer of the Rehabilitation Institute of Toronto.


EMPLOYEES
The GenSci Group has a total of 84 full-time employees and 2 part-time or temporary employees in Canada and the US, of which the 84 full-time employees include two senior officers. None of its employees is covered by collective bargaining agreements. The GenSci Group believes that relations with its employees are good.

In addition, the GenSci Group engages consultants, from time to time, to conduct research and development activities and to provide corporate development services.

EXECUTIVE COMPENSATION

SUMMARY OF COMPENSATION
There are presently three Executive Officers of GenSci Regeneration.

Set out below is a summary of compensation paid during each of the three most recently completed financial years to all Executive Officers of GenSci Regeneration (or companies controlled by them).


SUMMARY COMPENSATION TABLE

                                                                                         Long Term Compensation
                                                                         ---------------------------------------------------
                                      Annual Compensation (US $)                 Awards               Payouts
                        --------------------------------------------     ------------------------   ------------------------
                                                                         Securities    Restricted   Long
                                                                         Under         Shares or    Term
                                                                Other    Options &     Restricted   Incentive   All
                                                               Annual    SARs          Share        Plan        Other
Name and Principal                  Salary     Bonus(1)  Compensation    Granted       Units        Payouts     Compensation
Position                 Year          ($)          ($)           ($)           (#)           ($)         ($)          ($)
                         ------    -------     --------  ------------    ----------    ----------   ---------   ------------
Douglass C.
Watson 2,3,4             2002      249,402        Nil             Nil       200,000          Nil         Nil          Nil
President and Chief      2001      173,529        Nil             Nil       350,000          Nil         Nil          Nil
Executive Officer        2000      208,015     67,000             Nil        75,000          Nil         Nil          Nil
Peter Ludlum 3,4
Chief Financial          2002      165,480        Nil             Nil        75,000          Nil         Nil          Nil
Officer and              2001      148,645        Nil             Nil        10,000          Nil         Nil          Nil
Corporate Secretary      2000      161,979     54,000             Nil        40,000          Nil         Nil          Nil

James S. Trotman 3,4     2002      100,483        Nil             Nil       100,000          Nil         Nil          Nil
Chairman                 2001       78,385        Nil             Nil        50,000          Nil         Nil          Nil
                         2000       75,569     40,000             Nil        60,000          Nil         Nil          Nil


--------------
Notes
1    Bonus amounts listed as year 2000 compensation were paid during 2001.
2 Mr. Watson was appointed President and Chief Executive Officer of GenSci Regeneration on August 8, 2001.
3 These Executive Officers are employed in the United States and compensation is paid in US dollars.
4 Salary for 2002 includes pay for the period December 21, 2001 to December 31, 2001.


OPTIONS AND STOCK APPRECIATION RIGHTS (SARS)

The following table sets forth stock options granted in accordance with GenSci Regeneration's stock option plan to the Executive Officers during the year ended December 31, 2002. The rights to purchase shares under the options granted in 2002 vest over a three-year period, with one-third vesting on granting, one-third vesting after one year and the remaining third vesting on the second anniversary of granting. GenSci Regeneration granted 1,165,250 stock options to directors, officers, employees and consultants of GenSci Regeneration during the year ended December 31, 2002, including options granted to certain of the Executive Officers.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                                                                        Market Value
                                                                                       of Securities
                                  Securities        % of Total                            Underlying
                               Under Options           Options        Exercise or     Options on the
                                     Granted        Granted to         Base Price      Date of Grant        Expiration
Name                                     (#)         Employees     (C$/ Security)     (C$/ Security)              Date
----------------------------   -------------        ----------     --------------     --------------     --------------
Douglass C. Watson                   200,000             17.2%             C$0.40             C$0.26     June 28, 2012
Peter Ludlum                          75,000              6.4%             C$0.40             C$0.26     June 28, 2012
James S. Trotman                     100,000              8.6%             C$0.40             C$0.26     June 28, 2012



None of the Executive Officers exercised stock options during the year ended December 31, 2002. The following table sets forth details of all stock options held by each of the Executive Officers as at December 31, 2002 and the year-end value of unexercised options on an aggregated basis.


AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

                                                                                          Value of Unexercised in-the-
                                                          Unexercised Options            Money Options at December 31,
                                                          at December 31, 2002                        2002
                                                     -------------------------------     -------------------------------
                        Securities    Aggregate
                       Acquired or        Value
                         Exercised     Realised      Exercisable       Unexercisable     Exercisable       Unexercisable
Name                           (#)         (C$)              (#)                 (#)            (C$)                (C$)
---------------------- -----------    ---------      -----------       -------------     -----------       -------------
Douglass C. Watson             Nil          N/A          593,175             391,825             Nil                 Nil
Peter Ludlum                   Nil          N/A          179,985              70,015             Nil                 Nil
James S. Trotman               Nil          N/A          551,970             120,030             Nil                 Nil


COMPENSATION OF DIRECTORS

Non-employee Directors are compensated for their services as directors through a combination of annual retainer fees and meeting and attendance fees. The Compensation Committee considers and recommends to the GenSci Regeneration Board all such arrangements. Remuneration for the directors consists of an annual retainer fee for non-management Directors at a rate of either US$12,000, or US$6,000 for Directors representing specific institutional investors. Attendance fees for board meetings of US$1,000 per meeting, or US$500 if by teleconference, are paid to non-management Directors. In addition, non-management Directors attending committee meetings not held on days of board meetings are paid at the rate of US$500 per meeting. All Directors are reimbursed for travel and other reasonable expenses incurred in attending board and committee meetings. On December 20, 2001, GenSci Regeneration filed for protection under Chapter 11 of the US Bankruptcy Code. Under Chapter 11, compensation levels for executive officers require approval of the Court which may thereby limit the Committee's ability to independently establish compensation levels.

Until its expiry on May 31, 2003, GenSci Regeneration provided directors' and officers' insurance with a policy limit of US$15 million per occurrence. The total annual premium for the policy is US$155,000, which is paid by GenSci Regeneration.

For the year ended December 31, 2002, a total of US$103,500 was paid for directors' fees. GenSci Regeneration has granted the following incentive stock options to directors of GenSci Regeneration during the year ended December 31, 2002.


Number of Options Granted(1)    Exercise Price per Share       Date of Grant
----------------------------    ------------------------       -------------
300,000                                           C$0.40       June 28, 2002

-------------
Note
1   Includes options granted to the Executive Officers as previously disclosed.

EMPLOYMENT CONTRACTS, CHANGE IN RESPONSIBILITIES AND TERMINATION OF EMPLOYMENT

DOUGLASS C. WATSON
Pursuant to the agreement dated as of August 15th, 2001 and amended as of January 15, 2003 between GenSci Regeneration and Douglass C. Watson, GenSci Regeneration agreed to employ Douglass C. Watson as President and CEO. The agreement is for a term of 2 years. Under the terms of the agreement, Mr. Watson is entitled to be compensated at the rate of US$232,200 annually. In addition, Mr. Watson is eligible for an annual bonus up to US$135,000, which is determined and approved by the GenSci Regeneration Board . If GenSci Regeneration terminates the agreement without cause, or Mr. Watson terminates the agreement for cause, GenSci Regeneration is required to pay to Mr. Watson an amount equal to two times his annual salary at the date of termination, as well as any bonuses that he would have been entitled to receive for that fiscal year. If Mr. Watson terminates the agreement for cause, all stock options granted to him will immediately vest. In the event of a change of control of GenSci Regeneration, GenSci Regeneration is required to pay to Mr. Watson an amount equal to three times his annual salary, plus a bonus equal to 40% of such amount, as well as any bonuses that he would have been entitled to receive for that fiscal year.

Mr Watson has agreed to waive the change of control provisions of his employment agreement if, and to the extent that, the transactions contemplated by the Arrangement constitute a change of control.


DR. JAMES S. TROTMAN
Pursuant to an agreement dated as of September 1, 1997, and amended March 11, 1999 and amended as of January 1, 2003 between GenSci Regeneration, GenSci US Subsidiary and Dr. James S. Trotman, GenSci Regeneration currently employs Dr. Trotman as its Chairman. Dr. Trotman, as Chairman, will receive an annual salary of US$90,000, plus any performance bonuses awarded by the compensation committee. Pursuant to a reward for tenure agreement dated September 30, 1997 among GenSci Regeneration, GenSci US Subsidiary and Dr. Trotman, he is entitled to receive from GenSci Regeneration an annual tenure allowance of US$65,000 commencing in 2004. If GenSci Regeneration terminates the agreement without cause, or Dr. Trotman terminates the agreement for cause, GenSci Regeneration is required to pay to Dr. Trotman an amount equal to his annual salary at the date of termination, as well as any bonuses that he would have been entitled to receive for that fiscal year. If Dr. Trotman terminates the agreement for cause, all stock options granted to him will immediately vest. In the event of a change of control of GenSci Regeneration, GenSci Regeneration is required to pay to Dr. Trotman an amount equal to his annual salary, plus a bonus equal to 40% of such amount, as well as any bonuses that he would have been entitled to receive for that fiscal year.

Mr. Trotman has agreed to waive the change of control provisions of his employment agreement if, and to the extent that, the transactions contemplated by the Arrangement constitute a change of control.

PETER B. LUDLUM
Pursuant to the agreement dated as of April 1, 2003 between GenSci Regeneration and Peter B. Ludlum, GenSci Regeneration agreed to employ Peter B. Ludlum as Chief Financial Officer. The agreement is for a term of one year. Under the terms of the agreement, Mr. Ludlum is entitled to be compensated at annual salary of US$140,000. In addition, Mr. Ludlum is entitled to participate in an annual Performance Bonus as approved by the Compensation and Human Resources Committee of the GenSci Regeneration Board. If GenSci Regeneration terminates the agreement without cause, or Mr. Ludlum terminates the agreement for cause, GenSci Regeneration is required to pay to Mr. Ludlum an amount equal to six months of his annual salary at the date of termination, as well as any bonuses that he would have been entitled to receive for that fiscal year. If Mr. Ludlum terminates the agreement for cause, all stock options granted to him will immediately vest. In the event of a change of control of GenSci Regeneration, GenSci Regeneration is required to pay to Mr. Ludlum an amount equal to his annual salary, as well as any bonuses that he would have been entitled to receive for that fiscal year.

Mr Ludlum has agreed to waive the change of control provisions of his employment agreement if, and to the extent that, the transactions contemplated by the Arrangement constitute a change of control.

Each of the employment agreements contains other provisions relating to confidentiality, non-competition, vacations, group benefits and other provisions usual for an agreement of its type.


NEW EXECUTIVE AGREEMENTS

All of the GenSci Regeneration executive officers and a consultant have agreed to terminate their current employment or consulting agreements with GenSci Regeneration or GenSci US Subsidiary, as applicable, and enter into new employment agreements to become part of the senior management of the Combination. As compensation for releasing GenSci Regeneration or GenSci US Subsidiary, as applicable, for obligations under such employment or consulting agreements (including in respect of severance obligations), and for a past performance and transaction bonus, the GenSci Regeneration executive officers (other than the Chairman of the GenSci Regeneration Board) and a consultant will receive compensation which, for some, is in the form of a combination of cash and shares of IsoTis ranging in value from US$25,000 to US$90,000.

In addition, the Chairman of the GenSci Regeneration Board shall join the board of directors of IsoTis. He has also agreed to terminate any other employment or consulting agreements he has with GenSci Regeneration and GenSci US Subsidiary, and in return he will receive compensation split equally between cash and shares of IsoTis with a value of US$230,000.

The GenSci executive officers (other than the Chairman of the GenSci Regeneration Board) and a consultant will be entitled to annual salaries ranging from US$180,000 to US$250,000. The Chairman's rights to a tenure allowance will be funded to the extent of US$385,000. His compensation package for serving as a member of the IsoTis Board will be the standard board compensation package for IsoTis directors.

The GenSci Regeneration executive officers, consultant and the Chairman of the GenSci Regeneration Board have also agreed not to exercise their current options of GenSci Regeneration until after the Effective Date, and shall also be granted a corresponding number of IsoTis Options with an exercise price of CHF 1, under a new stock option plan implemented for the North American directors and employees.

The new employment agreements for the GenSci Regeneration executive officers and consultant will ensure continuity of operations and leadership of GenSci OrthoBiologics. They will, in addition to terms usual for agreements of this type, contain the following provisions:

(a) the bonus provisions will be based on meeting quantifiable and measurable corporate and personal objectives and shall be approved by the IsoTis Board;

(b) an executive officer or member of the senior managment who wishes to terminate his employment will be required to provide a minimum of six months notice; and

(c) an executive officer or member of the senior management whose employment is terminated without cause will be entitled to a payment of six months compensation plus bonus. However, in the case of certain executive officers, should employment be terminated before June 30, 2004 as a result of a change of control, such officer will be entitled to 12 months compensation plus bonus. The definition of "change of control" will be on substantially the same terms as the current change of control provisions for IsoTis executive officers.


COMPENSATION AND HUMAN RESOURCES COMMITTEE AND REPORT ON EXECUTIVE
COMPENSATION

GenSci Regeneration has a Compensation and Human Resources Committee of its board of directors comprised of Frank Clark (Chair) and Clifford Nordal. None of the members of the Compensation and Human Resources Committee is an employee or officer of GenSci Regeneration or any of its subsidiaries. The report below is made by the Compensation and Human Resources Committee.

The compensation of executive officers is composed of three elements: namely a base salary, performance bonus and the allocation of incentive stock options. All bonuses are approved by the Compensation and Human Resources Committee. In establishing levels of remuneration for executive officers the Compensation and Human Resources Committee takes into consideration an individual's performance, level of expertise, responsibilities, length of service to GenSci Regeneration and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. On December 20, 2001, the GenSci Group filed for protection under Chapter 11 of the US Bankruptcy Code. Under Chapter 11, compensation levels for executive officers require approval of the Court which may thereby limit the Committee's ability to independently establish executive compensation levels. Stock options were granted during 2002 to executive officers commensurate with their respective positions.


CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

To the knowledge of management of GenSci Regeneration, there have been no directors or officers of GenSci Regeneration, or any shareholder holding a sufficient number of GenSci Regeneration Shares to affect materially the control of GenSci Regeneration, who is, or within the last 10 years before the date of this Information Circular, was a director or officer of any corporation which, while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order, or an order that denied the other corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Darrell Elliott, who was a director of Arc Resins International Corporation, which underwent an arrangement with its creditors under the Company Creditors Arrangement Act (Canada) and was discharged in full.


PENALTIES OR SANCTIONS

To the knowledge of management of GenSci Regeneration, there have been no directors or officers of GenSci Regeneration, or any shareholder holding a sufficient number of GenSci Regeneration Shares to affect materially the control of GenSci Regeneration, that have:

(a) been subject to any penalties or sanctions imposed by any court relating to Canadian securities legislation or by any Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.


INDIVIDUAL BANKRUPTCIES

To the knowledge of management of GenSci Regeneration, there have been no directors or officers of GenSci Regeneration, or any shareholder holding a sufficient number of GenSci Regeneration Shares to affect materially the control of GenSci Regeneration, or a personal holding corporation of any such person has, within the last 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

OTHER INFORMATION

LEGAL PROCEEDINGS

GenSci Regeneration is involved in a dispute before the Trademark Trial and Appeal Board of the United States Patent and Trademark Office with Johnson & Johnson, a large US multinational company. The dispute concerns the rights to the name, "The OrthoBiologics Company", which GenSci Regeneration applied to have trademarked in April 1999. Johnson & Johnson filed a petition to cancel this trademark in February 2001 on the grounds that the word 'Orthobiologics' is a generic medical term which therefore cannot be trademarked. In May 2002, GenSci Regeneration filed a Notice of Pending Chapter 11 Case and a Notice of Stay with respect to such proceeding. Now that GenSci Regeneration has emerged from Chapter 11 protection (see 'Part C - Description of the Companies - Information Regarding the GenSci Group - Osteotech Lawsuit' and 'Part D - The Arrangement - Payments to Osteotech and other Creditors of the GenSci Group'), there is a risk that Johnson & Johnson may file a motion to recommence these proceedings.

Moreover, GenSci US Subsidiary is involved in the proceedings before the Bankruptcy Court in connection with the Chapter 11 situation (See 'Part A - Risk Factors - Risks of the Transaction - Emergence from Bankruptcy and failure of GenSci Shareholders to approve Arrangement' and 'Part C - Information Regarding GenSci - General and Business Overview').

Other than as disclosed herein, as at the date of this Information Circular, the GenSci Group is not involved in any legal, arbitral or administrative proceedings. The GenSci Group is not and has not been party to any legal, arbitral or administrative proceedings that may have, or have had during the 12 months preceding the date of this Information Circular, a material adverse effect on the business or financial condition of the GenSci Group, with the exception of the Osteotech lawsuit and the aforementioned Johnson & Johnson litigation. The GenSci Group is currently not aware of any proceedings that are threatened or pending.

PART D - THE ARRANGEMENT

THE ARRANGEMENT

GENERAL

IsoTis and GenSci Regeneration have agreed, subject to the satisfaction of certain conditions precedent, to complete a statutory Plan of Arrangement under section 252 of the Company Act pursuant to which IsoTis will acquire GenSci OrthoBiologics (currently owned by GenSci Regeneration) in exchange for 27,521,930 IsoTis Shares (less the number of Dissenting Shares multiplied by 0.4888), which will be distributed (subject to the satisfaction of certain conditions precedent) pursuant to the Arrangement pro rata to the GenSci Regeneration Shareholders (other than Dissenting Shareholders) in accordance with their shareholdings. IsoTis, having acquired GenSci OrthoBiologics, will be an enlarged single corporate group which will continue to operate under the name IsoTis. For each 100 GenSci Regeneration Shares, a shareholder will receive 10 Residualco Class A Shares and a pro rata distribution of the IsoTis Exchange Shares (subject to the satisfaction of certain conditions precedent). The number of IsoTis Exchange Shares available for distribution generally, and the number that will be distributed to each shareholder, will be determined, in part, by the number of IsoTis Exchange Shares that are held back by the GenSci Regeneration Board on the Effective Date to fund the maximum potential tax liability that arises from the disposition of GenSci OrthoBiologics and to fund withholding tax, if any, required in respect of the distribution of IsoTis Exchange Shares to non-residents. Although the number of IsoTis Exchange Shares to be distributed can not be determined with certainty until the Effective Date, a shareholder can reasonably expect to receive between 44 and 48 IsoTis Shares for each 100 GenSci Regeneration Shares held (again, subject to withholding implemented in the case of non-residents). GenSci Regeneration will issue a news release forthwith after the Effective Date confirming the number of IsoTis Shares to be distributed after accounting for the tax hold back. See 'Part D - The Arrangement - Pro Rata Distribution of IsoTis Shares'.

GenSci Regeneration Shareholders will end up owning up to 40% of IsoTis (assuming no Dissenting Shareholders or adjustments pursuant to ss.1.9 or 2.5 of the Plan of Arrangement) on a fully diluted basis. GenSci Regeneration will also effect a share consolidation as a part of the Arrangement and GenSci Regeneration Shareholders will also receive Residualco Class A Shares.

As a result of the Arrangement, GenSci US Subsidiary will become a wholly-owned subsidiary of IsoTis, and Residualco will seek to sell its interest in GenSci OCF thereby divesting itself of all its interest in its subsidiaries. As a result, Residualco will become a company with fewer assets. Accordingly, after the Arrangement Residualco may no longer be eligible for listing on TSX. If so, it will seek a listing of its shares on NEX.


BACKGROUND TO THE ARRANGEMENT

In early March of 2003, Frank Manzella of Asante Partners LLC, financial advisor for IsoTis, called Dan Kollin, a director of GenSci Regeneration, about entering into discussions that could lead to possible strategic collaborations between IsoTis and GenSci Regeneration.

On March 12, 2003, Jacques R. Essinger, Chief Executive Officer of IsoTis, Pieter Wolters, Chief Financial Officer and Director Corporate; Business Development of IsoTis and Frank Manzella met with James Trotman, Chairman of GenSci Regeneration, Douglass C. Watson, President; Chief Executive Officer of GenSci Regeneration and Dan Kollin in Irvine, California. At this meeting, IsoTis presented a corporate and strategic overview to GenSci Regeneration and suggested a form of strategic collaboration. GenSci Regeneration concluded that a strategic collaboration should not be pursued.

On March 13, 2003, the GenSci Regeneration Board reviewed alternatives that would allow GenSci Regeneration to complete its Bankruptcy Plan and emerge from Chapter 11 proceedings. Management of GenSci Regeneration informed GenSci Regeneration's Board about the approach by prospective strategic partners and about the possibility of forming an investor group to provide bridge financing.

In late March of 2003, Dan Kollin called Frank Manzella and indicated that management of GenSci Regeneration would entertain discussions regarding a strategic collaboration, on terms acceptable to GenSci Regeneration, and requested that a confidentiality agreement be executed between GenSci Regeneration and IsoTis.

On March 21, 2003, a mutual confidentiality agreement was executed between GenSci Regeneration and IsoTis.

On April 8, 2003, senior management of IsoTis, Jacques Essinger, Pieter Wolters and GenSci Regeneration James Trotman, Douglass Watson, Peter Ludlum, John Kay, along with Frank Manzella, met in Irvine, California to discuss possible strategic collaborations between IsoTis and GenSci Regeneration and ways in which IsoTis could possibly assist GenSci Regeneration in emerging from the Chapter 11 proceedings.

On April 9, 2003, IsoTis management (Jacques Essinger, Pieter Wolters), along with Frank Manzella, met with Dan Kollin to review the April 8, 2003 discussions.

On April 11, 2003, IsoTis sent to Douglass Watson a non-binding term sheet (the "Term Sheet") outlining general terms of a proposed transaction and a non-binding letter of intent in which IsoTis noted the extraordinary strategic fit between IsoTis and GenSci Regeneration and proposed a merger of IsoTis and GenSci OrthoBiologics.

From April 23 to April 25, 2003, representatives of IsoTis visited GenSci Regeneration's offices in Irvine, California to conduct business due diligence.

On April 25, 2003, the GenSci Regeneration Board unanimously agreed to authorize GenSci Regeneration's Management to proceed with due diligence respecting the affairs of IsoTis pursuant to the Term Sheet received on April 11, 2003.

In late April of 2003, the IsoTis Board unanimously agreed to authorize IsoTis' management to work with GenSci Regeneration's management to develop a transaction pursuant to the Term Sheet.

From May 6 to May 9, 2003, representatives of GenSci Regeneration (James Trotman, John Kay) visited IsoTis' offices in Bilthoven, The Netherlands to perform business due diligence with respect to the affairs of IsoTis. Thereafter, the parties negotiated a formal Arrangement Agreement. IsoTis obtained Support Agreements from key GenSci Regeneration Shareholders and the Arrangement Agreement was signed on June 2, 2003.

On June 3, 2003, the terms of the Arrangement were announced.

The management and directors of each of IsoTis and GenSci Regeneration believe that it is desirable to combine the operations of IsoTis and GenSci OrthoBiologics into the Combination. The Arrangement, when completed, will result in a dedicated and global orthobiology player focused on the growth market of bone graft substitution.

However, before the transaction can be completed, a number of conditions are required to be satisfied. Significantly, one of these conditions is a requirement that the Arrangement, detailed in this Information Circular, be approved and implemented.

GENSCI INDEPENDENT COMMITTEE

Beginning in March 2003, discussions between representatives of GenSci Regeneration and IsoTis were initiated by IsoTis regarding the possible acquisition by IsoTis of GenSci Regeneration Shares held by GenSci Regeneration Shareholders.

On April 1, 2003 GenSci Regeneration engaged Stirling to provide preliminary advice as to the fairness of the proposed arrangement between GenSci Regeneration and IsoTis. On the basis of its preliminary review, Stirling determined that, from a financial viewpoint, the proposed arrangement was fair to the GenSci Regeneration shareholders. Based on that advice, the GenSci Regeneration Board (i) entered into the Arrangement Agreement; and (ii) created an independent committee of the GenSci Regeneration Board to review the Arrangement and to make recommendations to the GenSci Regeneration Board. The GenSci Independent Committee is comprised of three independent directors, Daniel Kollin, Frank Clark and Cliff Nordal. The GenSci Independent Committee met on July 15, 2003 for the first time to specifically consider this proposal from IsoTis.

No member of the GenSci Independent Committee is an employee, insider, associate or affiliate of IsoTis or any of its associates or affiliates or has held any such position during the five previous years. No member of the GenSci Independent Committee is an employee of GenSci Regeneration or of any of its subsidiaries or has held any such position during the five previous years. No member of the GenSci Independent Committee will benefit from the Arrangement in a manner that is different from the GenSci Regeneration Shareholders. All members of the GenSci Independent Committee consider themselves, and are considered by the Board, to be independent of IsoTis and of GenSci Regeneration management.

The GenSci Independent Committee was authorised to retain, at the expense of GenSci Regeneration, such legal, financial and other advisors as the GenSci Independent Committee deemed appropriate. On the basis of that authorization, the GenSci Independent Committee engaged Dlouhy to prepare the Fairness Opinion.


ENGAGEMENT OF DLOUHY

The GenSci Independent Committee reviewed the qualifications and prior relationship with GenSci Regeneration of three Canadian investment banking firms that made proposals to the GenSci Independent Committee for delivery of a fairness opinion. Following this review the GenSci Independent Committee was satisfied that Dlouhy was qualified to render the services required. Dlouhy is an independent Canadian investment banking firm focused on providing advisory and capital market related services to technology-driven growth companies. Dlouhy has offices in Montreal and Toronto. Based on representations made by Dlouhy, including that it has not acted as an advisor of IsoTis or GenSci Regeneration in respect of the Arrangement (other than for the Independent Committee) or on any other transaction in the prior 24 months and that it does not have any understandings, commitments or agreements with IsoTis or GenSci Regeneration with respect to future business dealings, the GenSci Independent Committee determined that Dlouhy was an independent valuer. Dlouhy was formally engaged by the GenSci Independent Committee on July 24, 2003 to prepare, under the supervision and direction of the GenSci Independent Committee, an opinion as to the fairness of the Arrangement, from a financial point of view, to the GenSci Regeneration Shareholders.

GenSci Regeneration agreed to pay Dlouhy a fee of C$75,000 for the preparation of the Fairness Opinion. GenSci Regeneration also agreed to reimburse Dlouhy for its reasonable expenses incurred in fulfilling its mandate. The fees payable to Dlouhy are not contingent in whole or in part upon the outcome of the Arrangement and Dlouhy has no financial interest in GenSci Regeneration or IsoTis that may be affected by the outcome of the Arrangement.

GenSci Regeneration has indemnified Dlouhy, each of its affiliates and each of its directors, officers and employees from and against all losses which it or they might suffer as a result of Dlouhy's engagement as financial advisor to the GenSci Independent Committee.

Dlouhy is not an insider, associate or affiliate (as such terms are described in the Securities Act (Ontario)) of GenSci Regeneration or IsoTis or their affiliates and neither Dlouhy nor any of its affiliates is an advisor to IsoTis or to any of its affiliates, other than the GenSci Independent Committee, in respect of the Arrangement.


DELIBERATIONS OF THE GENSCI INDEPENDENT COMMITTEE

Between June 30, 2003, the date the GenSci Independent Committee was created and August 28, 2003, the date that the GenSci Independent Committee made its recommendation to the Board, the GenSci Independent Committee met several times to review, and members of the GenSci Independent Committee had numerous discussions regarding, the terms of the Arrangement, alternatives to the Arrangement, the advice of Stirling, the engagement of independent counsel for the Independent Committee, the engagement of Dlouhy and the Fairness Opinion of Dlouhy.

The GenSci Independent Committee discussed the scope of its mandate, the terms of the proposed Arrangement, the impact of a possible transaction on GenSci Regeneration Shareholders and, in general terms, the role of the GenSci Independent Committee. As the GenSci Independent Committee was formed after the execution of the Arrangement Agreement, the GenSci Independent Committee did not participate in the negotiations of the terms of the Arrangement.

One of the issues considered by the GenSci Independent Committee was the fact that, on June 2, 2003 representatives of IsoTis had advised the directors of GenSci Regeneration that IsoTis had entered into a Support Agreement with certain GenSci Regeneration Shareholders that held approximately 26.1% of the outstanding GenSci Regeneration Shares and that IsoTis was prepared to sign the draft Arrangement Agreement being negotiated. Immediately thereafter, IsoTis signed an additional Support Agreement with another GenSci Regeneration Shareholder. A total of 26.4% of the outstanding GenSci Regeneration Shares are subject to Support Agreements.

The GenSci Independent Committee considered the significance of the Support Agreements. In particular, the GenSci Independent Committee considered and reviewed the representation made by certain GenSci Regeneration Shareholders which signed Support Agreements that the number and calculation of the IsoTis Exchange Shares was arrived at through an arm's length negotiation where they had full knowledge and access to information concerning GenSci Regeneration such that the underlying value of GenSci Regeneration was a material factor considered by it in arriving at such price, and there were no non-financial factors or other factors peculiar to it which were considered relevant by it in assessing such consideration or that would have had the effect of reducing the price that would otherwise have been considered acceptable by it. The GenSci Independent Committee also received confirmation from IsoTis, to the best of its knowledge, as to the absence of any such non-financial or other factors.

The GenSci Independent Committee also reviewed the compensation and employment terms for those members of GenSci Regeneration's senior management who would be employed by IsoTis following the Arrangement and who participated in the negotiations with IsoTis to determine if there were any financial or other factors that may have been relevant to assessing the fairness to the shareholders of GenSci Regeneration of the terms of the Arrangement. The GenSci Independent Committee concluded that the terms of such compensation were not factors that would have had the effect of reducing the price that would otherwise have been acceptable to such members of management.

The Arrangement Agreement has been reviewed by McCullough O'Connor Irwin, counsel for GenSci Regeneration, and by the GenSci Independent Committee.

Representatives of Stirling and Dlouhy attended several of the meetings of the GenSci Independent Committee, and Dlouhy provided the preliminary Fairness Opinion referred to below under 'Summary of the Dlouhy Fairness Opinion'. The GenSci Independent Committee conducted a detailed review of the Fairness Opinion, with representatives of Dlouhy, who answered questions from members of the GenSci Independent Committee to their satisfaction. The GenSci Independent Committee concluded that the preliminary and final Fairness Opinion has been thoroughly prepared and can be relied upon to allow the GenSci Independent Committee, the GenSci Regeneration Board as a whole and the GenSci Regeneration Shareholders to form judgments on matters concerning the Arrangement.


SUMMARY OF THE DLOUHY FAIRNESS OPINION
THE FAIRNESS OPINION PREPARED BY DLOUHY IS SET OUT IN FULL IN APPENDIX E TO THIS INFORMATION CIRCULAR. SHAREHOLDERS SHOULD READ THE FAIRNESS OPINION IN ITS ENTIRETY. THE FOLLOWING IS A BRIEF SUMMARY OF THE FAIRNESS OPINION.

The Fairness Opinion concludes that the Arrangement is fair, from a financial point of view to the GenSci Regeneration Shareholders.

In preparing its Fairness Opinion, Dlouhy, amongst other things, reviewed, and where it considered appropriate, relied upon, certain financial and operational information for GenSci Regeneration and IsoTis, reports of consultants and publicly available information. Dlouhy also conducted interviews and discussions with the management of IsoTis and GenSci Regeneration on the business, affairs, financial conditions and prospects of each company. Dlouhy also obtained certificates from senior officers of GenSci Regeneration as to certain factual matters and the completeness and accuracy of the information provided to Dlouhy in connection with the preparation of the Fairness Opinion. Dlouhy relied upon and assumed the completeness, accuracy and fair presentation of the information and the representations it received. Dlouhy was not denied any information that it requested.

RECOMMENDATIONS OF THE GENSCI INDEPENDENT COMMITTEE

The GenSci Independent Committee is unanimously of the view that the Arrangement is in the best interests of GenSci Regeneration. In reaching its determination the GenSci Independent Committee considered the advice of Stirling and the Dlouhy Fairness Opinion and the fact that the consideration to be paid to GenSci Regeneration Shareholders had been negotiated with and agreed to by arm's length GenSci Regeneration Shareholders who represented that they were knowledgeable about the affairs of GenSci Regeneration and had access to the information they required concerning GenSci Regeneration. The GenSci Independent Committee also noted a number of other relevant considerations, including;

(a)  the matters referred to above under 'Background to the Arrangement';

(b) the Arrangement must be approved by a special resolution passed by the affirmative votes of not less than three-quarters of the votes cast in respect of such special resolution by GenSci Regeneration Shareholders at the GenSci Regeneration Meeting, and by the Court which will consider, among other things, the fairness of the Arrangement to GenSci Regeneration Shareholders;

(c) the fact that the Plan of Arrangement includes provisions which will permit GenSci Regeneration Shareholders who oppose the Arrangement, upon compliance with certain conditions, to dissent from the Arrangement Resolution in accordance with the Arrangement and be paid the fair value of their GenSci Regeneration Shares, subject to the limitations contained in the Arrangement Agreement;

(d) the fact that the Plan of Arrangement includes provision for the GenSci Regeneration Shareholders to get Residualco Class A Shares; and

(e) the fact that the Arrangement has permitted GenSci Regeneration to be released from Chapter 11 and if the Arrangement is not approved, liquidation of GenSci Regeneration is probable. Under a liquidation scenario the GenSci Regneration Shareholders are unlikely to receive any cash or non-cash proceeds.

Moreover, the GenSci Independent Committee believes that the Arrangement will provide the following benefits:

(a) The Arrangement will enable GenSci Regeneration Shareholders to become shareholders of a Combination with a substantially larger market capitalization and public float than is currently available to GenSci Regeneration, which is anticipated to result in improved market liquidity for the GenSci Regeneration Shareholders. IsoTis Shares are listed for trading on Euronext and the SXW and have a broad shareholder distribution which should result in improved access to capital markets;

(b) The Arrangement, when completed, will result in a dedicated and global orthobiology player focused on the growth market of bone graft substitution. (See 'Part C - Description of the Companies - Information regarding the Combination'.)

(c) The Combination will be better positioned strategically, financially and operationally to advance its business more effectively and efficiently; and

(d) The Arrangement will also provide the GenSci Regeneration Shareholders with Residualco Class A Shares and Residualco will try to find another business, although there is no assurance that Residualco will be able to find a new business. See 'Part E - GenSci Regeneration Shareholder Information - Residualco after the Arrangement - Recent Developments'.

Prior to concluding that the Arrangement is in the best interests of the GenSci Regeneration Shareholders, the GenSci Independent Committee considered a potential disadvantage associated with the Arrangement, that being the lack of a North American market for IsoTis Shares. The GenSci Independent Committee concluded that the benefits of the Arrangement substantially outweighed this potential disadvantage.

THE GENSCI INDEPENDENT COMMITTEE MADE ITS RECOMMENDATION TO THE BOARD ON AUGUST 28, 2003 THAT, BASED ON THE ADVICE OF STIRLING, THE DLOUHY FAIRNESS OPINION AND THE REASONS SET OUT ABOVE, THE ARRANGEMENT IS, IN ITS VIEW, IN THE BEST INTERESTS OF THE GENSCI REGENERATION SHAREHOLDERS. THE GENSCI INDEPENDENT COMMITTEE RECOMMENDED THAT THE ARRANGEMENT AGREEMENT BE SUBMITTED TO THE GENSCI REGENERATION SHAREHOLDERS FOR THEIR APPROVAL.


RECOMMENDATION OF THE BOARD

After due consideration of the recommendations of the GenSci Independent Committee, the GenSci Regeneration Board has again determined that the Arrangement is in the best interests of GenSci Regeneration Shareholders.

IN THESE CIRCUMSTANCES, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION.

THE ARRANGEMENT AGREEMENT

GenSci Regeneration and IsoTis entered into the arrangement agreement dated effective as of May 31, 2003. Further information regarding the terms of the Arrangement are contained in the Plan of Arrangement which is attached as Appendix B to this Information Circular.

In the Arrangement Agreement, each of GenSci Regeneration and IsoTis provide mutual representations and warranties relating to their respective affairs.

The obligation of each of GenSci Regeneration and IsoTis to complete the transactions contemplated in the Arrangement Agreement is subject to the fulfillment or waiver by one or both of GenSci Regeneration and IsoTis, as the case may be, on or before the Effective Date of certain conditions. See 'Termination of the Arrangement Agreement' below for a description of those conditions.

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

Effective June 25, 2003 IsoTis and GenSci Regeneration entered into the second amendment to the arrangement agreement, for the purpose of confirming the completion of the limited due diligence provided for in the arrangement agreement, completing schedules which had not been completed in the original arrangement agreement, clarifying the definition of the IsoTis Exchange Shares and the granting of stock options to purchase IsoTis Shares to the GenSci Continuing Service Providers and other matters.

Effective August 28, 2003, the Arrangement Agreement was again amended to require GenSci Regeneration to hold back a portion of the IsoTis Shares (that would otherwise be distributed to the GenSci Regeneration Shareholders) having an aggregate value on the Effective Date equal to the amount of the maximum potential aggregate Canadian tax liability, and any interest thereon, incurred by GenSci Regeneration as a result of the Transaction. The amendment also clarifies that additional shares may be withheld from distributions to non-residents. This amendment also clarified the delivery of IsoTis Exchange Shares, and provided for, among other things, various payments and fees to be payable by each of the parties, to clarify numbers of outstanding shares and options of each party, and to extend deadline dates for the filing of various documents concerning the Arrangement and the Bankruptcy Plan, and the mailing of this Information Circular.


SHARE EXCHANGE RATIO

As at the signing of the Arrangement Agreement effective June 25, 2003, the number of "IsoTis Exchange Shares" was that number of IsoTis Shares equal to the difference between 29,150,000 and (a) the Dissenting Shareholder Entitlement and (b) the GenSci Continuing Service Provider Allotment. As required by the terms of the Arrangement Agreement as of the GenSci Continuing Service Provider Determination Date, a large majority of employees or directors of GenSci US Subsidiary agreed with IsoTis and GenSci Regeneration, in writing, not to exercise his or her GenSci Regeneration Options at any time during the period commencing immediately before the GenSci Continuing Service Provider Determination Date and ending immediately after the Effective Date.

The GenSci Continuing Service Provider Option Allotment is 1,628,070 IsoTis Shares, representing 3,330,750 GenSci Regeneration Options which the GenSci Continuing Service Providers have agreed not to exercise during the time period in question. Accordingly, the number of IsoTis Exchange Shares is now equal to the difference between 27,521,930 less the Dissenting Shareholder Entitlement, which will not be able to be determined earlier than two business days prior to the GenSci Regeneration Meeting. Therefore, the exact share exchange ratio of IsoTis Shares which GenSci Regeneration Shareholders will receive immediately as of the Effective Date will depend upon how many holders of GenSci Regeneration Warrants and GenSci Regeneration Options exercise their warrants or options, as the case may be, between now and the Effective Date.

Under the Arrangement, GenSci Regeneration will retain a number of the IsoTis Exchange Shares for the purpose of funding GenSci Regeneration tax liabilities anticipated to arise on the Transaction. This will have the effect of reducing the Exchange Ratio. GenSci Regeneration may have to retain additional IsoTis Exchange Shares for the purpose of funding any Canadian withholding requirements on distributions to non-residents. (See 'Pro Rata Distribution of IsoTis Shares' below).

The following is a chart which illustrates possible outcomes and possible share exchange ratios, assuming no adjustment to the Exchange Ratio is necessary pursuant to ss.1.9 of the Plan of Arrangement. Because Dissenting Shareholders do not receive IsoTis Shares or Residualco Class A Shares and because the number of IsoTis Exchange Shares is reduced by the Dissenting Shareholder Entitlement, the likely share exchange ratio is not reduced materially depending whether the total Dissenting Shares represent 0% or 10% of the GenSci Regeneration Shares.


                                                                                       EXCHANGE RATIO(3)
                                                           NUMBER OF GENSCI
                                                        REGENERATION SHARES
                                                     ISSUED AND OUTSTANDING     0% DISSENTING    10% DISSENTING
ASSUMPTIONS                                               ON EFFECTIVE DATE            SHARES            SHARES
----------------------------------------------      ------------------------    -------------    --------------
If no optionholders or warrantholders exercise                   52,923,541            0.5200            0.5235
before Effective Date
If all "in the money" warrantholders exercise1                   54,923,541            0.5011            0.5025
If all "in the money" optionholders exercise,                    53,890,959            0.5107            0.5131
other than GenSci Continuing Service Providers
If both "in the money" warrantholders exercise2                  55,890,959            0.4924            0.4928
and "in the money" optionholders exercise, other
than GenSci Continuing Service Providers

----------------
Notes
1 Assumes all GenSci Regeneration Warrants are exercised, without regard to any "cashless exercise provisions", except the 250,000 warrants to purchase a GenSci Regeneration Share at C$1.89 expiring December 9, 2003.
2 Assumes all GenSci Regeneration Options are exercised, without regard to any "cashless exercise provisions", and other than those held by GenSci Continuning Service Providers.
3 This table assumes that the Exchange Ratio is not adjusted by ss..1.9 of the Plan of Arrangement, and is also subject to GenSci Regeneration having to retain additional IsoTis Exchange Shares for the purpose of funding any Canadian withholding requirements on distributions to non-residents.

In addition, for each GenSci Regeneration Share, a GenSci Regeneration Shareholder shall receive 0.1 Residualco Class A Shares.

PRO RATA DISTRIBUTION OF ISOTIS SHARES

The number of IsoTis Exchange Shares available for distribution, pro rata, to the GenSci Regeneration shareholders can not be determined until the Effective Date. On the Effective Date the GenSci Regeneration Board will determine the number (the "Holdback Number") of IsoTis Exchange Shares that need to be held back to finance the maximum potential tax liability that arises from the disposition of GenSci OrthoBiologics. The Holdback Number is, in turn, dependent on the trading price of the IsoTis Shares on the Effective Date. The following table anticipates the approximate number of IsoTis Shares that a shareholder may receive (in the case of non- residents, subject to a further potential withholding in accordance with ss.2.5 of the Arrangement Agreement) for each 100 GenSci Regeneration shares held, for different Effective Date trading prices of IsoTis Shares, although such number will not be fully determined until the Effective Date:

                                                                    NUMBER OF ISOTIS
                                                                     SHARES RECEIVED
                                                    ESTIMATED         FOR 100 GENSCI
PRICE PER ISOTIS SHARE ON EFFECTIVE DATE(1)    EXCHANGE RATIO    REGENERATION SHARES
-------------------------------------------    --------------    -------------------
CHF 3.00                                               0.4745                     47
CHF 3.50                                               0.4615                     46
CHF 4.00                                               0.4512                     45
CHF 4.50                                               0.4432                     44

--------------
(1) On August 29, 2003, the closing price of IsoTis on the SWX was CHF 3.08.

GenSci Regeneration will issue a news release forthwith after the Effective Date confirming the number of IsoTis Shares to be distributed after accounting for the tax hold back.


ARRANGEMENT PROCEDURE

The principal steps of the Arrangement, in the order in which they are proposed to be effected on the Effective Date, are summarised below.

(a) At the Effective Time the following shall occur and shall be deemed to occur without any further act or formality:

     GenSci Regeneration will be deemed to have transferred, sold and assigned to IsoTis and IsoTis will be deemed to have accepted, purchased and assumed from GenSci Regeneration the:

     (i)   GenSci US Subsidiary Shares,

     (ii)  GenSci US Subsidiary Loans,

     (iii) GenSci Licences; and

     (iv)  GenSci Trademarks

     (collectively, the "Transferred Assets")

     free and clear of all liens, claims and encumbrances, conditional upon the register of the increase in the share capital of IsoTis for the issuance of the IsoTis Exchange Shares.

(b) Forthwith after the Effective Date, in partial payment of the Purchase Price therefor, IsoTis will issue the IsoTis Exchange Shares in accordance with the laws of Switzerland.

(c) Forthwith upon the issuance of the IsoTis Exchange Shares the following shall occur and shall be deemed to occur in the following order without any further act or formality, and shall be deemed to have occurred at the Effective Time:

     (i) GenSci Regeneration will alter its memorandum to (A) redesignate its common shares without par value as Class B Common Shares (the "GenSci Regeneration Class B Common Shares") and (B) create a new class of 100,000,000 common shares, having the same rights and restrictions as the GenSci Regeneration Class B Common Shares, to be called the Class A Common Shares (the "Residualco Class A Shares");

     (ii) each GenSci Regeneration Class B Common Share held by each GenSci Regeneration Shareholder (other than IsoTis and any Dissenting Shareholders) shall be, and be deemed to be, transferred to GenSci Regeneration in exchange for 0.1 Residualco Class A Shares and that number of IsoTis Exchange Shares equal to the Exchange Ratio;

     (iii) no fractional IsoTis Exchange Share and no fractional Residualco Class A Share will be issued in connection with the foregoing (after aggregating all fractional entitlements for a particular shareholder); and

     (iv) the names of the GenSci Regeneration Shareholders shall be removed from the register of members of GenSci Regeneration Class B Common Shares and the names of the GenSci Regeneration Shareholders (other than IsoTis and any Dissenting Shareholders) will be recorded as the holders of the Residualco Class A Shares issued to them pursuant to ss.(ii) above.

With respect to each GenSci Regeneration Class B Common Share:

(a) the GenSci Regeneration Shareholder thereof will cease to be the owner of such share and the name of the GenSci Regeneration Shareholder thereof will be removed from the register of members of GenSci Regeneration as of the Effective Time;

(b) the certificates representing such GenSci Regeneration Class B Common Shares will be deemed to have been cancelled as of the Effective Time;

(c) the GenSci Regeneration Shareholder thereof will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such share; and

(d) GenSci Regeneration will be and will be deemed to be the transferee of all such GenSci Regeneration Class B Shares, and the outstanding GenSci Regeneration Class B Common Shares will be deemed to be cancelled and returned to the authorized but unissued capital of GenSci Regeneration.

GenSci Regeneration shall retain that number of IsoTis Shares otherwise transferable under the Plan of Arrangement to a GenSci Regeneration Shareholder not resident in Canada as shall have a value, as reasonably determined by the GenSci Regeneration Board as of the Effective Date, equal to any withholding tax liability imposed on GenSci Regeneration pursuant to the ITA as a result of the transfer. In addition under the Arrangement, GenSci Regeneration will retain a number of the IsoTis Exchange

Shares for the purpose of funding GenSci Regeneration tax liabilities anticipated to arise on the Transaction. This will have the effect of reducing the Share Exchange Ratio.


TREATMENT OF OUTSTANDING WARRANTS

GenSci Regeneration has issuable or outstanding 2,250,000 GenSci Regeneration Warrants, excluding the warrants issued to IsoTis which cannot be exercised except if the Arrangement does not proceed and the loan is made by IsoTis to GenSci (see - 'Loan to GenSci Regeneration and Related Warrant' below plus the MDS warrants described above, and 'Part E - GenSci Regeneration Shareholder Information - Other GenSci Regeneration Business'). Each such warrant entitles the holder of the warrant to acquire one GenSci Regeneration Share. Each holder of a GenSci Regeneration Warrant may either exercise the warrant before the Effective Date and participate in the Arrangement as a GenSci Regeneration Shareholder, or not. No IsoTis Warrants will be issued in exchange for GenSci Regeneration Warrants.

GENSCI REGENERATION WARRANTS
ISSUABLE OR OUTSTANDING             EXERCISE PRICE              EXPIRY DATE
-----------------------------       --------------         ----------------
250,000                                       1.89         December 9, 2003
2,000,000                                     0.40             June 8, 2008

TREATMENT OF OUTSTANDING OPTIONS

As required by the Arrangement Agreement, IsoTis is implementing a new employee stock option plan for North American employees. This new plan is to be in line with the IsoTis Stock Option Plan and is equivalent in all material respects to the GenSci Regeneration Stock Option Plan.

Assuming the Arrangement is implemented, on the Effective Date IsoTis will grant stock options under the new plan to the GenSci Continuing Service Providers in a number equal to the 3,330,750 unexercised GenSci Regeneration Options held by them immediately prior to the GenSci Continuing Service Provider Determination Date multiplied by 0.4888. The grant of stock options will be at an exercise price equal to CHF 1.00 per share, and with an expiry date of six years after the Effective Date but without vesting terms, except as agreed to between IsoTis and certain GenSci US Subsidiary senior management.

If a GenSci Continuing Service Provider exercises his or her GenSci Regeneration Options at any time during the period commencing immediately before the GenSci Continuing Service Provider Determination Date and ending immediately after the Effective Date, IsoTis will have no obligation to grant any option to such person under the new option plan of IsoTis, and such person will have the same rights as other GenSci Regeneration Shareholders to participate in the Arrangement.

Each holder of a GenSci Regeneration Option may either exercise the option before the Effective Date and participate in the Arrangement as a GenSci Regeneration Shareholder, or not. No IsoTis options to acquire IsoTis shares will be issued in exchange for GenSci Regeneration Options. GenSci Regeneration Options will not be cancelled as a result of this Transaction.

COMMITMENTS TO SUPPORT THE ARRANGEMENT

In connection with the Amended and Restated Arrangement Agreement effective June 25, 2003, IsoTis has entered into Support Agreements with a number of GenSci Regeneration Shareholders. Subject to the terms and conditions of the Support Agreements, these GenSci Regeneration Shareholders have agreed to vote their GenSci

Regeneration Shares in favour of the Arrangement Resolution. These GenSci Regeneration Shareholders hold approximately 26% of the outstanding GenSci Regeneration Shares.

IsoTis dealt at arm's length with each of the other parties to the Support Agreements. Neither IsoTis and GenSci Regeneration, on the one hand, nor the other parties to the Support Agreements, on the other hand, have any directors or officers who are also directors or officers of the other, or own shares in the other, except for the GenSci Regeneration Shares that the parties to the Support Agreements hold in GenSci Regeneration and except that the GenSci Regeneration Shareholders signing Support Agreements have nominees on the Board of GenSci Regeneration.

The Support Agreements provide that if, the Shareholder sells or disposes of the GenSci Regeneration Shares by acceptance of a Superior Proposal for consideration with a value exceeding C$0.68 per GenSci Regeneration Share, the Shareholder will pay to IsoTis an amount equal to 25% of such portion of the consideration received by the Shareholder (net of any selling commission less than or equal to 3% of the proceeds incurred by the Shareholder in disposing of any non-cash consideration) that exceeds C$0.68 per GenSci Regeneration Share up to a maximum amount of C$0.08 per subject share. No payment is required to be made unless the amount so calculated is C$1,000 or more, and the agreement is pursuant to the GenSci Regeneration Shareholder's right to withdraw its proxy or not to vote the GenSci Regeneration Shares as provided in the Support Agreement.

If the consideration paid under the Superior Proposal is all or in part cash, the share payable by the Shareholder to IsoTis under the Support Agreement shall be paid, up to the amount of such cash paid, within two Business Days of receipt by the Shareholder of the consideration under the Superior Proposal. If the consideration paid under the Superior Proposal consists in whole or part of securities or other non-cash consideration, the Shareholder will be entitled to determine for a period of up to 15 days from the date on which the GenSci Regeneration Shares are acquired under the Superior Proposal if and how it will dispose of such non-cash consideration. The Shareholder will either pay to IsoTis its share of the amount payable under the Support Agreement within two Business Days of receipt by the Shareholder of the cash proceeds of any disposition after allowance for a selling commission (not exceeding 3% of the proceeds), or, if not disposed of within 15 days from the date of closing of the Superior Proposal, transfer to IsoTis its share of the non-cash consideration, the 20th day after such date of closing, if permitted by applicable law and agreements, or otherwise as soon after as is reasonably possible pursuant to applicable law and agreements.

PAYMENTS TO OSTEOTECH AND OTHER CREDITORS OF THE GENSCI GROUP

Following the execution of the Settlement Agreement, GenSci Regeneration, GenSci US Subsidiary and Osteotech entered into negotiations to settle the terms of an amendment to the Settlement Agreement to accommodate the terms of the Arrangement, and to evidence Osteotech's support of a motion to obtain an order dismissing the bankruptcy case against GenSci Regeneration (now obtained).

Pursuant to the Settlement Agreement, as amended, GenSci Regeneration and GenSci US Subsidiary owe Osteotech US$7.5 million which shall be paid as follows:

(a)  if the Arrangement is effected,

     (i) not later than two Business Days after the effective date of the Bankruptcy Plan which is expected to be simultaneous with the Effective Date of the Arrangement, GenSci US Subsidiary shall pay Osteotech the sum of US$2.5 m by wire transfer. In addition, GenSci US Subsidiary shall pay Osteotech US$325,000 in full settlement of all additional amounts owed to Osteotech; and

     (ii) GenSci US Subsidiary shall pay Osteotech the sum of US$5 million in 20 consecutive quarterly installments each in the amount of US$250,000. GenSci US Subsidiary shall pay interest on any outstanding amount at the US Federal Judgement Rate (to a maximum of 3% per annum) and have the right to pre-pay any outstanding amounts at any time. The payments to Osteotech shall be guaranteed by a letter of credit in the amount owing to Osteotech.

     (iii) GenSci Regeneration shall be discharged from all obligations arising under the Agreement; and

(b) If the Arrangement is not approved by special resolution of the GenSci Regeneration Shareholders at the GenSci Regeneration Meeting, or is not approved by the Final Order of the British Columbia Supreme Court, or closing of the Arrangement does not take place,

     (i) not later than two Business Days after the effective date of the Bankruptcy Plan, GenSci Regeneration or GenSci US Subsidiary shall pay Osteotech the sum of US$1 million by wire transfer;

     (ii) GenSci Regeneration or GenSci US Subsidiary shall pay Osteotech the sum of US$6.5 million in 20 consecutive quarterly installments each in the amount of US$325,000. GenSci Regeneration shall pay interest on any outstanding amounts at the US Federal Judgement Rate (to a maximum of 3% per annum) and have the right to pre-pay any outstanding amounts at any time. The payments to Osteotech shall be guaranteed by a letter of credit in the amount owing to Osteotech; and

     (iii) GenSci Regeneration and GenSci US Subsidiary shall secure the remaining balance of US$1.5 million due to Osteotech and not secured by the letter of credit by a security agreement granting Osteotech a security interest over all of the personal property of GenSci Regeneration and GenSci US Subsidiary including, but not limited to, its existing or after-acquired accounts, inventory, equipment, general intangibles and intellectual property.

Pursuant to the First Amendment to the Settlement Agreement, Osteotech agreed to the entry of the order of dismissal of GenSci Regeneration's Chapter 11 case under the Bankruptcy Code, provided that such order will be subject to revocation in the event the Arrangement is not approved by special resolution of the GenSci Regeneration Shareholders, or is not approved by the Final Order of the British Columbia Supreme Court, or the Arrangement does not become effective.

Furthermore, following announcement of the Arrangement, and discussions with IsoTis, the Official Committee of Unsecured Creditors of GenSci US Subsidiary agreed to support the order dismissing the Chapter 11 case against GenSci Regeneration under the Bankruptcy Code and an amended disclosure statement and plan of organisation of GenSci US Subsidiary (the "Modified Bankruptcy Plan") which provided for general unsecured creditors (other than convenience class creditors and Osteotech) to claim (either Option A or Option B) in respect of payment of their claims.


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Option A provides for the distribution of 100% on account of allowed claims commencing on the later of 60 days after the effective date of the Modified Bankruptcy Plan or, if the claim is disputed, the 10th Business Day after the entry of a final order allowing the claim. Distributions to Option A creditors are payable as follows:

1. US$200,000 to be distributed to Option A creditors on a pro rata basis as soon as practicable upon the determination of the total amount of allowed claims held by Option A creditors; and

2. the balance in 20 equal quarterly installments payable over five years with interest on any unpaid amounts accruing at the US Federal Judgment Rate plus 2% during years one and two, and at the Federal Judgment Rate plus 3% during years three to five.

Option B provides for the distribution to each creditor equal to the proposed distribution for such creditor as set out in the Modified Bankruptcy Plan. The distributions shall commence on the 60th day after the effective date of the Modified Bankruptcy Plan. Distributions to Option B creditors are payable as follows:

1. US$400,000 to be distributed to Option B creditors on a pro rata basis no later than the 10th day after the effective date of the Modified Bankruptcy Plan; and

2. the balance in eight equal quarterly installments payable over two years with interest on any unpaid amounts accruing at the US Federal Judgment Rate plus 2%.

Furthermore, GenSci Regeneration agreed it shall not pledge any of its assets in favour of IsoTis or any of its affiliates prior to the effective date of the Modified Bankruptcy Plan. If the Arrangement is approved, the creditors of GenSci US Subsidiary will be paid pursuant to the terms of the Modified Bankruptcy Plan.


SHAREHOLDER APPROVALS

The Interim Order provides that, in order for the Arrangement Resolution to be implemented, the Arrangement Resolution must be passed, with or without variation, by the affirmative vote of not less than three-quarters of the votes cast in respect of such resolution by the holders of GenSci Regeneration Shares.

At the GenSci Regeneration Meeting, GenSci Regeneration Shareholders will be asked to approve the Arrangement Resolution as set out in Appendix A-1 to this Circular. In accordance with the requirements of the Company Act, the Arrangement Resolution must be approved by a majority of three quarters of the votes cast at the GenSci Regeneration Meeting, either in person or by proxy. In addition, the Arrangement Resolution must be passed by a majority of votes cast, in person or by proxy, at the GenSci Regeneration Meeting other than votes cast by: (i) affiliates (as defined in the Company Act) of GenSci Regeneration, of which GenSci Regeneration has none; (ii) any GenSci Regeneration Shareholder who will, as a consequence of the Arrangement, be entitled to a consideration for each GenSci Regeneration Share greater than that available to other holders of GenSci Regeneration Shares; and (iii) any GenSci Regeneration Shareholder who, alone or in combination with others effectively controls GenSci Regeneration, of which GenSci Regeneration has none, and who, prior to receiving the Notice of GenSci Regeneration Meeting, has entered into or has agreed to enter into an understanding to support the Arrangement (collectively, the "Excluded Shareholders").

As certain senior GenSci management have been offered employment contracts by IsoTis, all of such executives will be treated as Excluded Shareholders. See "Part E - GenSci Regeneration Shareholder Information - Interests of Management of GenSci Regeneration in the Arrangement" for particulars of the employment contracts. In


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addition, all of the GenSci Continuing Service Providers (other than the non-
management director Darrell Elliott) have some interest in the Transaction and thus will be treated as Excluded Shareholders.

Accordingly, at the GenSci Regeneration Meeting, there will be two separate votes on the Arrangement Resolution, the first being with all GenSci Regeneration Shareholders voting, which needs to be passed by 3/4 of the votes cast in person or by proxy, and the second with the Excluded Shareholders excluded from voting, which only needs to be passed by a majority of the votes cast in person or by proxy.

As of the mailing of this Information Circular, GenSci Regeneration Management estimates that there are 106,078 GenSci Regeneration Shares held by Excluded Shareholders.

Those GenSci Regeneration Shareholders who have entered into Support Agreements (who together hold approximately 26% of the outstanding GenSci Regeneration Shares) have represented that they do not either alone or in combination with others, effectively control GenSci Regeneration and have advised that they intend to vote all GenSci Regeneration Shares beneficially owned in favour of the Arrangement Resolution.

At the GenSci Regeneration Meeting, GenSci Regeneration Shareholders will also be asked to approve the Name Change Resolution and the Section 126 Resolution, each of which must be approved by a majority of three quarters of the votes cast at the GenSci Regeneration Meeting, either in person or by proxy, and the Share Issuance Resolution which must be approved by a simple majority, excluding interested shareholders.


LEGAL ASPECTS

The Company Act and Canadian Securities Laws require, among other things, that this Information Circular disclose sufficient information about IsoTis, the Combination and Residualco to enable the GenSci Regeneration Shareholders to decide whether or not to approve the Arrangement, and include a number of steps to assure procedural and substantive fairness with respect to the Arrangement.

TERMINATION OF THE ARRANGEMENT AGREEMENT

TERMINATION BY ISOTIS

If any condition contained in ss.5.1 (mutual conditions precedent to closing) or ss.5.4 (additional conditions precedent to IsoTis closing) of the Arrangement Agreement are not satisfied at or before the Effective Date, or such earlier date as is specified in the Arrangement Agreement including if after IsoTis has sent a notice pursuant to ss.5.6 (The notice of default and cure provisions) and the matter is not cured within the time specified therein, to the satisfaction of IsoTis, then IsoTis may by notice to GenSci Regeneration terminate the Arrangement Agreement. This would terminate the obligations of GenSci Regeneration and IsoTis under the Arrangement Agreement except as otherwise provided in the Arrangement Agreement, but without detracting from the rights of IsoTis arising from any breach by GenSci Regeneration but for which the condition would have been satisfied.

The mutual conditions precedent to closing which have not been satisfied as of the date of this document include the following

(a) the approval of the Arrangement, with or without amendment, and the transactions contemplated by the Arrangement, by GenSci Regeneration Shareholders at the GenSci Regeneration Meeting in accordance with the Interim Order;


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


(b) the approval of the issuance of sufficient IsoTis Exchange Shares to effect the Arrangement, with or without amendment, by the IsoTis Shareholders at the IsoTis Meeting;

(c) the granting of the Final Order by the Court, in form and substance satisfactory to each of IsoTis and GenSci Regeneration, acting reasonably and having regard to the Arrangement Agreement, which order shall include the Arrangement and shall opine on the fairness of the Arrangement as required by section 3(a)(10) of the 1933 Act;

(d) no order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement;

(e) the receipt of all other consents, orders, regulations and approvals necessary for the completion of the transactions provided for in the Arrangement Agreement and the Plan of Arrangement;

(f) GenSci Regeneration shall have caused GenSci US Subsidiary to obtain a final order entered by the Bankruptcy Court on or before November 1, 2003 (unless extended by IsoTis in its sole discretion), in a form reasonably acceptable to IsoTis, confirming the Bankruptcy Plan, and have caused the effective date of the Bankruptcy Plan to occur on or before November 15, 2003 (unless extended by IsoTis in its sole discretion) and on or before the Effective Date;

(g) the receipt of approval of TSX to the transactions contemplated by the Arrangement Agreement;

(h) the acceptance of the Plan of Arrangement for filing by the Registrar, and

(i)  the Arrangement Agreement shall not have been terminated pursuant to
     Article 6 (termination and waiver provisions).

The additional conditions precedent to closing include the following:

(a) IsoTis, acting reasonably, shall be satisfied that no Material Adverse Change has occurred with respect to GenSci Regeneration or GenSci US Subsidiary from May 31, 2003 to the Effective Date;

(b) each representation and warranty of GenSci Regeneration contained in the Arrangement Agreement, other than those that are required to be true and correct in all material respects on a particular date, shall have been true and correct in all material respects on the signing of the Arrangement Agreement and shall be true and correct in all material respects on and as of the Effective Date with the same force and effect as if made on and as of the Effective Date. IsoTis shall have received a certificate dated the Effective Date, with respect to the foregoing signed on behalf of GenSci Regeneration by a senior officer of GenSci Regeneration;

(c) each of the covenants, acts and undertakings of GenSci Regeneration to be performed pursuant to the terms of the Arrangement Agreement shall have been performed in all material respects by GenSci Regeneration;

(d) IsoTis shall have received all requisite regulatory approvals that are reasonably necessary to permit the Arrangement to be completed on terms satisfactory to IsoTis, acting reasonably;


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


(e) GenSci Regeneration shall have delivered to IsoTis (in form and content satisfactory to IsoTis) the consents required pursuant to the "change of control" clauses in certain GenSci Regeneration Material Contracts (agreements with BioInterfaces and Healthtrust Purchasing Group, LP);

(f) GenSci Regeneration shall have delivered to IsoTis (in form and content satisfactory to IsoTis) all third party consents and instruments of transfer and assignment necessary to effect the transfer and assignment of the GenSci Licences, GenSci Trademarks, the GenSci US Subsidiary Shares and GenSci US Subsidiary Loans to IsoTis;

(g) Dissent Rights will not have been exercised prior to the Effective Date by holders of GenSci Regeneration Shareholders representing in the aggregate 10% or more of the total number of GenSci Regeneration Shares outstanding at such time;

(h) the Settlement Agreement shall not have been amended without the consent of IsoTis;

(i) effective as of the Effective Date, (i) all of the individuals who are actively employed by GenSci US Subsidiary as of such date shall remain so employed without having provided any notice of resignation, and (ii) written employment agreements shall have been signed with each of Messrs. Watson, Ludlum, Trotman and Kay to remain employees of GenSci US Subsidiary or become employees of IsoTis under terms and conditions which are satisfactory to IsoTis, acting reasonably; including that each of their respective employment or consulting agreement with GenSci Regeneration or any GenSci US Subsidiary is terminated, and waiving all right and entitlement to severance pay or any other payment (see 'Part C
     - Information Regarding the GenSci Group - Executive Compensation');

(j) the Bankruptcy Plan and any documents to be filed in connection with the Bankruptcy Plan shall have been approved by the Bankruptcy Court in form and substance satisfactory to IsoTis;

(k) GenSci Regeneration shall have delivered to IsoTis (in form and content satisfactory to IsoTis) the written agreement of BioInterfaces that it has received notice of the transactions contemplated in the Arrangement Agreement and that the total amount due to BioInterfaces pursuant to, or the amount to exercise rights under, the agreement between GenSci Regeneration and BioInterfaces does not exceed US$950,001;

(l) GenSci Regeneration shall have delivered to IsoTis (in form and content satisfactory to IsoTis) a waiver to any royalty rights it may have under certain GenSci Regeneration Material Contracts;

(m) GenSci Regeneration shall have delivered to IsoTis (in form and content satisfactory to IsoTis, acting reasonably) a written agreement confirming that the License Agreement dated July 31, 1996 between GenSci Regeneration and GenSci US Subsidiary has been terminated and GenSci Regeneration has no right or interest whatsoever in the subject matter of such license agreement;

(n) GenSci Regeneration shall have delivered to IsoTis (in form and content satisfactory to IsoTis, acting reasonably) the written amendment to the agreement listed under item 14 to Schedule M (transfer pricing agreement with GenSci OCF), as described in ss.4.1(ee) (covenant of GenSci Regeneration to deliver such amendment);

(o) the number of IsoTis Exchange Shares to be issued does not exceed the number equal to 29,150,000 less the Dissenting Shareholder Entitlement and subject to any adjustment pursuant to ss.1.8 of the Plan of Arrangement, and the GenSci Continuing


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


     Service Provider Option Allotment shall not exceed 2,296,749, subject to any adjustment pursuant to the third to last sentence of ss.7.15 (new IsoTis employee stock option plan description);

(p) GenSci Regeneration shall have delivered to IsoTis certain financial statements; and

(q) in connection with the Bankruptcy Plan, all obligations owed by either GenSci Regeneration or GenSci US Subsidiary under the Jeffries Agreement will be discharged and neither GenSci Regeneration nor GenSci US Subsidiary will be required to make any payment to Jeffries in connection with the sales of their respective products after the Effective Date.

TERMINATION BY GENSCI REGENERATION

If any condition contained in ss.5.1 mutual conditions precedent to closing or ss.5.2 additional conditions precedent to GenSci closing of the Arrangement Agreement is not satisfied at or before the Effective Date, or such earlier date as is specified in the Arrangement Agreement including if after GenSci Regeneration has sent a notice pursuant to ss.5.6 and the matter is not cured within the time specified therein, to the satisfaction of GenSci Regeneration, then GenSci Regeneration may by notice to IsoTis terminate the Arrangement Agreement. This would terminate the obligations of GenSci Regeneration and IsoTis under the Arrangement Agreement except as otherwise provided in the Arrangement Agreement, but without detracting from the rights of GenSci Regeneration arising from any breach by IsoTis but for which the condition would have been satisfied.

These conditions are as follows:

(a) GenSci Regeneration, acting reasonably, shall be satisfied that no Material Adverse Change has occurred with respect to IsoTis (on a consolidated basis) from May 31, 2003 to the Effective Date;

(b) each representation and warranty of IsoTis contained in the Arrangement Agreement, other than those that are required to be true and correct in all material respects on a particular date, shall have been true and correct in all material respects on the signing of the Arrangement Agreement and shall be true and correct in all material respects on and as of the Effective Date with the same force and effect as if made on and as of the Effective Date, subject to certain specified exceptions. GenSci Regeneration shall have received a certificate dated the Effective Date, with respect to the foregoing signed on behalf of IsoTis by a senior officer of IsoTis;

(c) each of the covenants, acts and undertakings of IsoTis to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been performed in all material respects by IsoTis.


TERMINATION OF AGREEMENT

The Arrangement Agreement may be terminated before the Effective Date:

(g) by the mutual agreement of GenSci Regeneration and IsoTis (without further action on the part of the GenSci Regeneration Shareholders if terminated after the holding of the GenSci Regeneration Meeting or of the IsoTis Shareholders if terminated after the holding of the IsoTis Meeting);

(h) by either GenSci Regeneration or IsoTis, if any law or regulation is passed that makes consummation of the transactions contemplated by the Arrangement Agreement illegal or otherwise prohibited or if any injunction, order or decree enjoining IsoTis or GenSci


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     Regeneration from consummating the transactions contemplated by the
     Arrangement Agreement is entered and such injunction, order or decree will become final and non-appealable;

(i)  by IsoTis if

     (vi) the GenSci Regeneration Board or any committee of the GenSci Regeneration Board fails to recommend, or withdraws, modifies or changes in a manner adverse to IsoTis, its approval or recommendation of the Arrangement Agreement or the Arrangement or recommends an Acquisition Proposal,

     (vii) through the fault of GenSci Regeneration (whether by commission or omission), this Arrangement is not, earlier than the 14th day before the Termination Date, submitted for the approval of the GenSci Regeneration Shareholders at the GenSci Regeneration Meeting,

     (viii) the GenSci Regeneration Board or any committee of the GenSci Regeneration Board shall have approved or recommended any Acquisition Proposal,

     (ix) GenSci Regeneration shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal,

     (x) a take-over bid relating to the GenSci Regeneration Shares shall have been commenced by a Person unaffiliated with IsoTis and GenSci Regeneration shall not have sent to the GenSci Regeneration Shareholders, within ten (10) Business Days after such take-over bid is first published, sent or given, a statement disclosing that GenSci Regeneration recommends rejection of such take-over bid, or

     (xi) GenSci Regeneration (or any of its officers or directors) shall have provided any recommendation to the GenSci Regeneration Meeting or the Court in connection with the Final Order inconsistent with unanimous recommendation in favour of the Arrangement;

(j) by GenSci Regeneration in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with ss.4.7 (which requires GenSci Regeneration to give IsoTis notice of a Superior Proposal and time to match it) and the payment of any fee required to be paid pursuant to ss.6.6 (which requires GenSci Regeneration to pay IsoTis a fee of C$500,000 as a termination fee in certain circumstances);

(k) by GenSci Regeneration or IsoTis if GenSci Regeneration Shareholder approval is not obtained by reason of the failure to obtain the required vote at the GenSci Regeneration Meeting; or

(l) by GenSci Regeneration or IsoTis if IsoTis Shareholder approval is not obtained by reason of the failure to obtain the required vote at the IsoTis Meeting.


TERMINATION DATE

If the Effective Date does not occur on or before the Termination Date, the Arrangement Agreement will terminate; provided, however, that this right to terminate the Arrangement Agreement shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Effective Date to occur on or before the Termination Date and such action or failure to act constitutes a breach of the Arrangement Agreement.


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


EFFECT OF TERMINATION

If the Arrangement Agreement is terminated in accordance with any of the foregoing provisions of Article 6 of the Arrangement Agreement, no party will have any further liability to perform its obligations under the Arrangement Agreement except as provided in ss.6.6 which requires GenSci Regeneration to pay IsoTis a fee of C$500,000 as a termination fee in certain circumstances, see 'Termination Fee to IsoTis' below and ss.6.8 which requires IsoTis to make a loan to GenSci Regeneration; see "Loan to GenSci Regeneration and Related Warrant" below and as otherwise contemplated by the Arrangement Agreement. Except that, subject to ss.6.6 and ss.6.9 which provides that if IsoTis makes the loan to GenSci Regeneration as required by ss.6.8, then GenSci Regeneration will have no other remedy for breach of the Arrangement Agreement by IsoTis, see 'Effect of Loan to GenSci Regeneration' and 'Liquidated Damages' below, the termination of the Arrangement Agreement will not relieve any party from any liability for any breach by it of the Arrangement Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made in the Arrangement Agreement.

TERMINATION FEE TO ISOTIS

GenSci Regeneration and IsoTis recognised that IsoTis will, by reason of the Arrangement Agreement, incur substantial out-of-pocket costs, forego other investment opportunities, and suffer damages in the event GenSci Regeneration were to breach, and that it would be impracticable or extremely difficult to calculate these costs, benefits and damages. As such, GenSci Regeneration and IsoTis agreed that if:

(a) GenSci Regeneration terminates the Arrangement Agreement in order to enter into a definitive written agreement with respect to a Superior Proposal pursuant to ss.6.3(d) (when the Arrangement Agreement may be terminated) of the Arrangement Agreement;

(b) IsoTis terminates the Arrangement Agreement because the GenSci Regeneration Board withdraws its approval of the Arrangement or recommends an Acquisition Proposal or GenSci Regeneration enters into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal, or takeover bid relating to the GenSci Regeneration Shares shall have been commenced by a person unaffiliated with IsoTis and GenSci Regeneration shall not have sent to the GenSci Regeneration Shareholders within 10 Business Days after such takeover bid is first published, sent or given, a statement disclosing that GenSci Regeneration recommends rejection of such takeover bid, or GenSci Regeneration (or any of its officers or directors) shall have provided any recommendation to the GenSci Regeneration Meeting or the Court in connection with the Final Order inconsistent with unanimous recommendation in favour of the Arrangement pursuant to ss.6.3(c) (when the Arrangement Agreement may be terminated) of the Arrangement Agreement; or

(c) IsoTis or GenSci Regeneration terminates the Arrangement Agreement if GenSci Regeneration Shareholder approval is not obtained by reason of the failure to obtain the required vote at the GenSci Regeneration Meeting pursuant to ss.6.3(e) (when the Arrangement Agreement may be terminated) of the Arrangement Agreement; or

(d) IsoTis or GenSci Regeneration terminates the Arrangement Agreement pursuant to ss.6.4 (failure to close the Arrangement by the Termination
     Date) and any of the following occur after the termination date:

     (i) a third party has announced an Acquisition Proposal and within twelve months following the termination of the Arrangement Agreement an Acquisition Proposal is consummated, or


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     (ii)  a third party has announced an Acquisition Proposal and within twelve months following the termination of the Arrangement Agreement GenSci Regeneration enters into an agreement or letter of intent providing for an Acquisition Proposal;

GenSci Regeneration will pay to IsoTis C$ 500,000 in immediately available funds to an account designated by IsoTis. Such payment will be due (i) in the case of a termination specified in ss.(a) above, before the termination of the Arrangement Agreement, (ii) in the case of a termination specified in ss.(b) or ss.(c) above, within five Business Days after notice of termination by IsoTis or GenSci Regeneration or (iii) in the case of a termination specified in ss.(d) above, at or before the earlier of the entering into of the agreement and the consummation of the transaction referred to therein. GenSci Regeneration will not be obligated to make more than one payment pursuant to ss.6.6 (termination fee and liquidated damages) of the Arrangement Agreement.

WAIVER

At any time prior to the Effective Date, either GenSci Regeneration or IsoTis may:

(a) extend the time for the performance of any of the obligations or other acts of the other party to the Arrangement Agreement; or

(b) waive compliance with any of the agreements of the other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.


LOAN TO GENSCI REGENERATION AND RELATED WARRANT

Subject to ss.5.6 (the notice of default and cure provisions), if the Arrangement Agreement is terminated because any condition contained in ss.5.1(b) (approval by IsoTis Shareholders), ss.5.1(c) (final court order approving the arrangement), ss.5.1(d) (no order prohibiting the arrangement), ss.5.1(e) (required consents received), ss.5.2(b) (representations and warranties not obtaining of IsoTis are true and correct), ss.5.2(c) (IsoTis covenants have been performed is not satisfied, or if IsoTis relies on the conditions set out in ss.5.4(d) (IsoTis not obtaining required regulatory approvals} as a basis for non-compliance by IsoTis with its obligations under the Arrangement Agreement, and provided a Specified GenSci Regeneration Event has not occurred and is continuing, then IsoTis will provide the Loan to GenSci Regeneration in accordance with the terms and conditions described in the Arrangement Agreement within 20 Business Days following such termination.

IsoTis has agreed in certain circumstances to make the Loan to GenSci Regeneration . The loan would be made to GenSci Regeneration and GenSci US Subsidiary as co-obligors. The use of proceeds is to collateralize their obligations to Osteotech in accordance with the Settlement Agreement with Osteotech. The Loan is for a term of 12 months with interest at 10% per annum and upon the occurrence of an event of default or other mandatory pre-payment event, the interest rate shall increase to the lesser of the maximum interest rate permitted under applicable law and 20% per annum. Interest shall be payable quarterly in cash in arrears and interest payments shall be grossed-up to cover any withholding taxes based upon the lower of the two prevailing withholding tax rates. All amounts owed under the Loan shall automatically become due and payable upon (i) any event of default, and (ii) any change of control (other than as a consequence of the equity financing contemplated in the Term Sheet), liquidation or winding-up of GenSci Regeneration or GenSci US Subsidiary, among other circumstances. The Loan shall be fully secured against the assets of GenSci Regeneration and GenSci US Subsidiary second only to any security interest under the Settlement Agreement with Osteotech and under an operating line of credit to be


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


provided by a recognised financial institution in an amount not to exceed USD5,000,000. There are various conditions precedent to IsoTis' obligation to fund the Loan which are set out in the Arrangement Agreement.

In connection with its agreement to make this loan in certain circumstances, IsoTis has been granted by GenSci Regeneration, warrants to purchase up to 6,847,500 common shares of GenSci Regeneration at an exercise price of C$ 0.43 per share expiring May 31, 2008, IsoTis may not exercise this warrant until IsoTis has advanced to GenSci Regeneration and GenSci US Subsidiary the loan described above, and the warrant shall expire on the effective date of the Arrangement. The warrant contains customary anti-dilution provisions and any shares issued on the exercise of the warrant have a hold period expiring October 31, 2003.


EFFECT OF LOAN TO GENSCI REGENERATION

For greater certainty, GenSci Regeneration and IsoTis agreed that if IsoTis makes the Loan to GenSci Regeneration as a result of the occurrence of the termination of the Arrangement Agreement as contemplated in ss.6.8, GenSci Regeneration will have no other remedy for any breach of the Arrangement Agreement by IsoTis.

LIQUIDATED DAMAGES

GenSci Regeneration and IsoTis acknowledged that the payment described in ss.6.6 (termination fee and liquidated damages) and the commitment to provide the Loan described in ss.6.8 (loan to GenSci Regeneration) are a payment of liquidated damages which are a genuine pre-estimate of the damages which IsoTis or GenSci Regeneration, as the case may be, will suffer or incur as a result of the event giving rise to such damages and resultant termination of the Arrangement Agreement and are not penalties. GenSci Regeneration and IsoTis irrevocably waived any right they may have to raise as a defence that any of such liquidated damages are excessive or punitive. For greater certainty, GenSci Regeneration and IsoTis agreed that the payment of the payments described in ss.6.6 (termination fee and liquidated damages) and the commitment to provide the Loan described in ss.6.8 (loan to GenSci Regeneration) will be the sole monetary remedy of the party receiving such payment or commitment, as the case may be. Nothing in the Arrangement Agreement precludes a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants and agreements set forth in the Arrangement Agreement or otherwise to obtain specific performance of any such covenant or agreement, without the necessity of posting bond or security in connection therewith.

ISOTIS OPTION

On June 2, 2003, in connection with the signing of the Arrangement Agreement, GenSci Regeneration granted IsoTis a stock option (the "Option") to purchase up to 19.9% of GenSci Regeneration's then issued and outstanding common shares (the "Option Shares"), which option may be exercised at any time on or after the first date, if any, upon which an Exercise Event (as defined below) occurs, in the manner set forth below by paying cash at a price of C$ 0.43 per share, or at the option of IsoTis, by issuing to GenSci Regeneration that number of IsoTis Shares (excluding fractions) that equals the quotient obtained when (a) the product obtained by multiplying the number of Option Shares to be acquired by C$ 0.43, is divided by, (b) the Fair Market Value of each IsoTis Share on the date the Option is exercised. "Fair Market Value" means the average of the closing sale prices per IsoTis Share at which IsoTis Shares are traded on the Euronext or the SWX for the 10 trading days prior to the date the Option is exercised.


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The exercise of the Option is subject to the approval of TSX to listing the
Option Shares (which has been received, subject to the payment of listing fees) and also to either the approval of the US Bankruptcy Court or the dismissal of the bankruptcy case against GenSci Regeneration on or before July 31, 2003 (the latter was achieved August 1, 2003).

Generally, the Option may be exercised by IsoTis if the Arrangement Agreement is terminated pursuant to various provisions therein, including if the Arrangement Agreement is terminated by GenSci Regeneration to pursue a superior offer, if GenSci Regeneration otherwise withdraws its recommendation to approve the Arrangement, if the shareholders of GenSci Regeneration fail to approve the Arrangement, or if the Arrangement is not completed by December 31, 2003 in cases where an Acquisition Proposal is accepted or completed within 12 months thereafter (any of the events being referred to herein is an "Exercise Event").

The Option will terminate upon the earliest of

(i)  the Effective Time,

(ii) 12 months following the date on which the Arrangement Agreement is terminated pursuant to ss.6.3(c) (termination by IsoTis under certain circumstances), ss.6.3(d) (termination by GenSci Regeneration to pursue a superior proposal), ss.6.3(e) (termination by GenSci Regeneration or IsoTis if GenSci Regeneration Shareholder approval is not obtained) or ss.6.4 (approval of court to arrangement not received by December 31, 2003) (other than where the circumstances described in ss.6.6(d) (the agreement is terminated pursuant to ss.6.4 and an Acquisition Proposal is agreed to or completed within twelve months of such termination) prevail),

(iii) in the event the Arrangement Agreement is terminated pursuant to ss.6.4 (approval of court to arrangement not received by December 31, 2003) and the termination fee becomes payable pursuant to ss.6.6(d) (the agreement is terminated pursuant to ss.6.4 and an Acquisition Proposal is agreed to or completed within twelve months of such termination), 12 months after the payment of the termination fee, and

(iv) May 31, 2008,

provided, however, that if the Option cannot be exercised by reason of any applicable government order, then the Option will not terminate until the tenth business day after such impediment to exercise will have been removed or will have become final and not subject to appeal.

REPRESENTATIONS AND WARRANTIES
The Arrangement Agreement contains various representations and warranties of IsoTis relating to, among other things, (i) corporate existence and organization of IsoTis and the IsoTis Subsidiaries; (ii) enforceability of the Arrangement Agreement against IsoTis; (iii) absence of encumbrances on the IsoTis Exchange Shares; (iv) outstanding securities and loans of IsoTis; (v) regulatory filings and reporting obligations of IsoTis; (vi) absence of certain events and Material Adverse Changes since December 31, 2002; (vii) financial statements; (viii) absence of breach or conflict with constating documents or any agreement, instrument, license or any law or regulation that would be a Material Adverse Change; (ix) guarantees and indemnifications; (x) fees payable in connection with the Arrangement Agreement; (xi) compliance with laws; (xii) absence of litigation that might result in a Material Adverse Change; (xiii) books and records; (xiv) proper title to and lack of any encumbrances on property and assets that would constitute a Material Adverse Change; (xv) filing of tax returns and payment of taxes;


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(xvi) control and licensing of all intellectual property; (xvii) material contracts; (xviii) environmental matters; and (xix) existence of necessary licenses, permits and insurance.

The Arrangement Agreement also contains various representations and warranties of GenSci Regeneration equivalent to those provided by IsoTis as described above. In addition, GenSci Regeneration has provided further representations and warranties relating to, among other things, (i) certain additional matters with regard to Tax Returns and withholdings; (ii) rights, obligations and representations in the Settlement Agreement; (iii) matters regarding employment contracts, employees, pension and employee benefits; (iv) absence of individual material customers; (v) certain financing arrangements and outstanding warrants; and (vi) certain material contracts of GenSci Regeneration and the GenSci Regeneration Subsidiaries in the Settlement Agreement.

COVENANTS OF ISOTIS

In the Arrangement Agreement, IsoTis agreed that, prior to the Effective Date and unless GenSci Regeneration otherwise agreed or the Arrangement Agreement expressly contemplated:

(a) it will, and will cause each of the IsoTis Subsidiaries to, conduct its and their respective business only in, not take any action except in, and maintain their respective facilities in, the usual, ordinary and regular course of business and consistent with past practice;

(b) it will not directly or indirectly do or permit to occur any of the following which would result in a change in the undertaking or business of IsoTis or which would be a Material Adverse Change of IsoTis:

     (i) issue, sell, pledge, lease, dispose of or encumber or agree to issue, sell, pledge, lease, dispose of or encumber (or permit any of the IsoTis Subsidiaries to issue, sell, pledge, lease, dispose of or encumber or agree to issue, sell, pledge, lease, dispose of or encumber):

          (A) any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, IsoTis or any of the IsoTis Subsidiaries (other than pursuant to the grant or exercise of any stock options provided, however, that IsoTis shall not grant options to acquire more than 850,000 shares in its capital prior to the Effective Date); or

          (B) except in the ordinary course of business, any assets of IsoTis or of any of the IsoTis Subsidiaries;

     (ii) amend or propose to amend its constating documents or that of any of the IsoTis Subsidiaries;

     (iii) except for any reverse stock split undertaken to allow IsoTis to meet stock exchange listing requirements, split, combine or reclassify any outstanding IsoTis Shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the IsoTis Shares;

     (iv) redeem, purchase or offer to purchase (or permit any of the IsoTis Subsidiaries to redeem, purchase or offer to purchase) any IsoTis Shares or other securities of IsoTis;

     (v) reorganize, amalgamate or merge IsoTis or any of the IsoTis Subsidiaries with, nor otherwise agree to acquire, any other Person;


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


     (vi) except with respect to the sale of assets of IsoTis or any IsoTis Subsidiary in the ordinary and regular course of business consistent with past practice, not sell, pledge, encumber, lease or otherwise dispose of any material assets (other than relating to transactions between two or more wholly-owned IsoTis Subsidiaries or between such IsoTis Subsidiary and IsoTis);

     (vii) guarantee the payment of material indebtedness or incur material indebtedness for money borrowed or issue or sell any debt securities except in the ordinary and regular course of business consistent with past practice;

     (viii) except in the usual, ordinary and regular course of business and consistent with past practice: (A) satisfy or settle any claims (including tax claims) or liabilities prior to the same being due, except such as have been reserved against in the financial statements of IsoTis or as otherwise agreed in the Arrangement Agreement, which are, individually or in the aggregate, material;
           (B) grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material; or (C) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

     (ix) settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Arrangement;

     (x) except in the usual, ordinary and regular course of business and consistent with past practice or as required by Applicable Law enter into or modify (or permit any IsoTis Subsidiary to enter into or modify) in any material respect any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would be a Material Adverse Change with respect to IsoTis;

     (xi) without limitation, amend or propose to amend, or waive any rights under, any IsoTis Material Contracts;

     it will, and will cause each of the IsoTis Subsidiaries to:

     (i) use its reasonable best efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; and

     (ii) incur or commit to capital expenditures prior to the Effective Date only in the ordinary course consistent with past practice;

(c) it will, and will cause each of the IsoTis Subsidiaries to, not enter into or change the terms of, in any material way, or vary the pay, in any material way, with respect to any employment, consulting or severance agreement or other similar arrangement with any of their directors or officers or pay any compensation to any such director or officer other than as explicitly provided in any such agreement as disclosed in writing to GenSci Regeneration prior to the execution of the Arrangement Agreement or except for changes permitted by the Arrangement Agreement or as agreed in writing by GenSci Regeneration acting reasonably provided, however, that IsoTis may implement changes previously set forth in documents agreed to by GenSci Regeneration;


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


(d) it will, and will cause each of the IsoTis Subsidiaries to, use its reasonable best efforts to preserve intact their respective business organizations and goodwill, to keep available the services of its and their officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with them; not take any action, or permit any of the IsoTis Subsidiaries to take any action, which would render, or which reasonably may be expected to render, any representation or warranty made by it in the Arrangement Agreement untrue at any time prior to the Effective Date if then made; and promptly notify GenSci Regeneration orally and in writing of any Material Adverse Change of IsoTis and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and

(e) except as contemplated in the Arrangement Agreement, it and the IsoTis Subsidiaries will not, until the Effective Date, engage in any business, enterprise or other activity different from that carried on by them at the date of the Arrangement Agreement that would result in a Material Adverse Change of IsoTis or enter into any transaction or incur (except in respect of obligations or liabilities to which they are already legally subject) any material obligation, expenditure or liability other than in the ordinary course of their business, as presently conducted.

TAX AND SECURITIES COVENANTS OF ISOTIS

IsoTis agreed that it will co-operate with GenSci Regeneration to minimize any negative tax consequences with respect to the Arrangement, and will, following the Effective Date, indemnify GenSci Regeneration and save it harmless from the cost of the "fair value" of GenSci Regeneration Shares ultimately required to be paid by GenSci Regeneration to Dissenting Shareholders, excluding certain legal fees and other expenses, to a maximum of C$ 2,500,000.

IsoTis also agreed to ensure that the IsoTis Exchange Shares would generally be freely tradable in Canada after the Effective Date, subject only to certain restrictions imposed under Canadian Securities Laws.

GENERAL COVENANTS OF ISOTIS

IsoTis agreed that it will furnish to GenSci Regeneration such additional true and complete material information relating to the financial condition, business, properties and affairs of IsoTis and the IsoTis Subsidiaries as GenSci Regeneration may request, and that it will use all reasonable best efforts to consummate and make effective as promptly as is practicable the transactions contemplated by the Arrangement Agreement.

IsoTis also agreed that it will promptly notify GenSci Regeneration in writing: (i) if IsoTis becomes aware that any of its representations and warranties in the Arrangement Agreement are untrue or inaccurate in any material respect, or (ii) if there has been, or is reasonably expected to be, any material breach of any covenant or agreement of IsoTis contained in the Arrangement Agreement.

COVENANTS OF GENSCI REGENERATION

GenSci Regeneration agreed that, prior to the Effective Date and unless IsoTis otherwise agreed or the Arrangement Agreement expressly contemplated (and IsoTis acknowledged that GenSci Regeneration may be forced by the Bankruptcy Code to breach certain covenants for which GenSci Regeneration would have to provide IsoTis written notice or suffer consequences set out in the Arrangement Agreement), it will:

(a) GenSci Regeneration shall, and shall cause each of the GenSci Regeneration Subsidiaries to, conduct its and their respective business only in, not take any action except in, and maintain their respective facilities in, the usual, ordinary and regular course of business and consistent with recent past practice;


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


(b) GenSci Regeneration shall not, and shall cause each of the GenSci Regeneration Subsidiaries to not, directly or indirectly do or permit to occur any of the following:

     (i) issue, sell, pledge, lease, dispose of or encumber or agree to issue, sell, pledge, lease, dispose of or encumber (or permit any of the GenSci Regeneration Subsidiaries to issue, sell, pledge, lease, dispose of or encumber or agree to issue, sell, pledge, lease, dispose of or encumber)

           (A) any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, GenSci Regeneration or any of the GenSci Regeneration Subsidiaries (other than pursuant to the exercise of the GenSci Regeneration Warrants, the GenSci Regeneration Options or the 2,000,000 warrants to be issued to RBC Capital Partners, Covington Capital Corp. and the funds advised by MDS Capital Corp. (or its affiliates) or their affiliates, or

           (B) except in the ordinary course of business or pursuant to the Settlement Agreement or the Bankruptcy Plan, any assets of GenSci Regeneration or any of the GenSci Regeneration Subsidiaries including, without restriction, the GenSci Intellectual Property;

     (ii) amend or propose to amend its memorandum or articles or the constating documents of any of the GenSci Regeneration
           Subsidiaries;

     (iii) whether through the GenSci Regeneration Board or otherwise, accelerate the vesting of any unvested GenSci Regeneration Options or the expiry date of any GenSci Regeneration Options or otherwise amend, vary or modify the GenSci Regeneration Stock Option Plan with the exception that IsoTis consented to the acceleration by GenSci Regeneration of the vesting of up to 107,885 unvested stock options held by employees of GenSci Regeneration or the GenSci Subsidiaries who are not GenSci Continuing Service Providers;

     (iv) split, combine or reclassify any outstanding securities, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to such securities;

     (v) redeem, purchase or offer to purchase any GenSci Regeneration Shares or other securities of GenSci Regeneration or any shares or other securities of the GenSci Regeneration Subsidiaries;

     (vi) reorganize, amalgamate or merge GenSci Regeneration or any of the GenSci Regeneration Subsidiaries with any other Person;

     (vii) except with respect to the sale of assets of GenSci Regeneration or any GenSci Regeneration Subsidiary in the ordinary and regular course of business consistent with past practice, not sell, pledge, encumber, lease or otherwise dispose of any material assets;

     (viii) guarantee the payment of material indebtedness or incur material indebtedness for money borrowed or issue or sell any debt securities except in the ordinary and regular course of business consistent with past practice;

     (ix) except pursuant to the Settlement Agreement, the Bankruptcy Plan or in the usual, ordinary and regular course of business and consistent with past practice: (A) satisfy or settle any claims (including claims in respect of Taxes) or liabilities prior to the same being due, except such as have been reserved against in the financial statements of GenSci Regeneration or the GenSci US Subsidiary


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


           Financial Statements which are, individually or in the aggregate, material; (B) grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material; or (C) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

     (x) settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Arrangement;

     (xi) except in the usual, ordinary and regular course of business and consistent with past practice or as required by Applicable Laws enter into or modify any contract, agreement, licence, franchise, GenSci Regeneration Environmental Permit, lease transaction, commitment or other right or obligation commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would be a Material Adverse Change with respect to GenSci Regeneration or any GenSci Regeneration Subsidiary;

     (xii) without limitation, amend or propose to amend, or waive any rights under, the Settlement Agreement, the GenSci Licences, the GenSci Regeneration Management Services Agreements or any GenSci Regeneration Material Contract, whether or not such amendment or waiver would constitute Material Adverse Change with respect to GenSci Regeneration or any GenSci Regeneration Subsidiary, nor amend or propose to amend or waive any material rights under the Bankruptcy Plan and any documents to be filed in connection with the Bankruptcy Plan;

     (xiii) establish, amend or renew any employment, benefit or compensation plan, policy, agreement or arrangement with or covering any current or former employee or director of, or independent contractor with respect to, GenSci Regeneration or any GenSci Regeneration Subsidiary;

     (xiv) change any accounting method, principle or practice except as required by Applicable Law;

     (xv) make or change any tax election, change an annual tax accounting period, adopt or change any tax accounting method, file any amended Tax Return, enter into any closing agreement, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment, or take or omit to take (other than in the ordinary course of business or as required by law) any other action, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action or omission would have the effect of either increasing the liability of GenSci Regeneration or any GenSci Regeneration Subsidiary for Taxes or reducing any net operating loss, net capital loss, investment tax credit, foreign (non-US) tax credit, charitable deduction or any other credit or tax attribute of GenSci Regeneration or any GenSci Regeneration Subsidiary which could potentially be useful in respect of reducing Taxes, without the prior written consent of IsoTis; or

     (xvi) amend or propose to amend or make any payment in respect of the GenSci US Subsidiary Loans or lend money to any Person, including to GenSci Regeneration, except trade credit in the ordinary course of business, provided, however, that in no case will GenSci US Subsidiary be permitted to advance or loan funds to GenSci Regeneration except as provided in the following sentence. GenSci US Subsidiary shall be permitted to repay up to, but not exceeding, US$600,000 of principal of the GenSci US Subsidiary Loans, to fund reasonable out of pocket expenses incurred by GenSci Regeneration (that are supported by invoices for


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


           services rendered by third parties) related to the Arrangement or the transactions contemplated by the Arrangement Agreement, but not in any case related to the continued listing of shares of GenSci Regeneration following the Effective Date or the transactions contemplated in connection with such listing or the business of GenSci Regeneration following the Effective Date. GenSci Regeneration will provide copies of all such invoices to IsoTis five Business Days before paying them. The amount of any such payment shall reduce the amount of the existing GenSci US Subsidiary Loans;

(c) GenSci Regeneration shall, and shall cause each of the GenSci Regeneration Subsidiaries to:

     (i) use its reasonable best efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; and

     (ii) incur or commit to capital expenditures prior to the Effective Date only in the ordinary course consistent with past practice and not, in any event, exceeding C$ 50,000, individually or in the aggregate;

(d) GenSci Regeneration shall permit IsoTis and its officers, directors, employees, consultants and advisers, at all reasonable times, access to the books, records and data of GenSci Regeneration and the GenSci Regeneration Subsidiaries;

(e) GenSci Regeneration shall, and shall cause each of the GenSci Regeneration Subsidiaries to, not enter into or change the terms of any employment, consulting or severance agreement or other similar arrangement with any of their directors, officers or any other Person or pay any compensation to any such director, officer or other Person other than as explicitly provided in any such agreement as disclosed in writing to IsoTis prior to the execution of the Arrangement Agreement or as agreed in writing by IsoTis;

(f) GenSci Regeneration shall use its reasonable best efforts, and cause each of the GenSci Regeneration Subsidiaries to use its reasonable best efforts, to preserve intact their respective business organizations and goodwill, to preserve the GenSci Intellectual Property and their respective rights under the GenSci Regeneration Material Contracts, the GenSci Licences, the GenSci US Subsidiary Loans and the Settlement Agreement, to not do anything or fail to do something which could lead to a breach under any GenSci Regeneration Material Contract, the GenSci Licences, the GenSci Regeneration Management Services Agreements, the GenSci US Subsidiary Loans or the Settlement Agreement or cause a default which would lead to an acceleration of the amounts due to Osteotech under the Settlement Agreement, to keep available the services of its and their officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with them; not take any action, or permit any of the GenSci Regeneration Subsidiaries to take any action, which would render, or which reasonably may be expected to render, any representation or warranty made by it in the Arrangement Agreement untrue at any time prior to the Effective Date if then made; and promptly notify IsoTis orally and in writing of any Material Adverse Change with respect to GenSci Regeneration or the GenSci Regeneration Subsidiaries and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and


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(g)  except as contemplated in the Arrangement Agreement, GenSci Regeneration
     and each GenSci Regeneration Subsidiary will not engage in any business, enterprise or other activity different from that carried on by it at the date of the Arrangement Agreement or enter into any transaction or incur (except in respect of obligations or liabilities to which it is already legally subject) any obligation, expenditure or liability other than in the ordinary course of its business, as presently conducted.

COVENANTS RELATED TO THE ARRANGEMENT

GenSci Regeneration agreed to use its reasonable best efforts to deliver to IsoTis (i) releases by the warrantholders in favour of IsoTis and the GenSci US Subsidiary with respect to the GenSci Regeneration Warrants; (ii) releases of the GenSci US Subsidiary by GenSci Regeneration and the applicable counterparties for those GenSci Regeneration Material Contracts which do not relate to GenSci OrthoBiologics to which GenSci US Subsidiary is a party that are not otherwise terminated by GenSci Regeneration; and (iii) releases of GenSci Regeneration by GenSci US Subsidiary and the applicable counterparties for any agreements to which both GenSci Regeneration and the GenSci US Subsidiary are parties which relate to GenSci OrthoBiologics.

BANKRUPTCY COVENANTS

GenSci Regeneration agreed that it will use all reasonable efforts and proceed diligently to obtain all necessary orders and satisfy such other requirements as may be necessary to allow it to proceed with the Arrangement within the framework of the Bankruptcy Code.

TAX COVENANTS OF GENSCI REGENERATION

GenSci Regeneration agreed that it will, on its own behalf and on behalf of the GenSci Regeneration Subsidiaries (i) co-operate with IsoTis to minimize any negative tax consequences with respect to the Arrangement and if so requested, in the completion and timely filing of all Tax Returns and any certain tax elections due on or before the Effective Date; (ii) terminate on or before the Effective Date any tax sharing agreements or arrangements; (iii) pay all other taxes and fees incurred in connection with the Arrangement Agreement and the transactions contemplated hereby; (iv) provide information to IsoTis regarding all tax bases required to calculate taxes for GenSci Regeneration; and (v) provide IsoTis with copies of all material Tax Returns and related documents for GenSci US Subsidiary.

COVENANTS RELATING TO MATERIAL CONTRACTS

GenSci Regeneration agreed that it will, and will cause GenSci US Subsidiary to, take all necessary actions to assume, amend, ensure the enforceability of, or perform other functions with respect to, certain GenSci Regeneration Material Contracts.

COVENANTS RELATING TO DISSENT RIGHTS

GenSci Regeneration agreed that it will give IsoTis prompt notice of its receipt of any purported exercise or withdrawals of such exercise of the Dissent Right.

GENERAL COVENANTS OF GENSCI REGENERATION

GenSci Regeneration agreed that it will furnish to IsoTis such additional true and complete material information relating to the financial condition, business, properties and affairs of GenSci Regeneration and the GenSci Regeneration Subsidiaries as IsoTis may request, and that it will do all other acts and things as may be necessary to consummate and give effect to the transactions contemplated by the Arrangement Agreement.


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


GenSci Regeneration also agreed that it will promptly notify IsoTis in writing: (i) if GenSci Regeneration becomes aware that any of its representations and warranties in the Arrangement Agreement are untrue or inaccurate in any material respect, or (ii) if there has been, or is reasonably expected to be, any material breach of any covenant or agreement of GenSci Regeneration contained in the Arrangement Agreement.

GENSCI REGENERATION NON-SOLICITATION COVENANTS

GenSci Regeneration also agreed that it would not, through any officer, director, employee, representative or agent of itself or any subsidiary (i) solicit, initiate, or knowingly encourage the initiation of any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; (iii) withdraw or modify the approval of the GenSci Regeneration Board to the Arrangement in a manner adverse to IsoTis; (iv) approve or recommend any Acquisition Proposal; or (v) enter into an agreement, arrangement or understanding regarding any Acquisition Proposal. However, prior to the issuance of a Final Order, the GenSci Regeneration Board may consider and negotiate regarding an unsolicited, bona fide written Acquisition Proposal that the GenSci Regeneration Board determines, following consultation with financial advisors and outside counsel, is reasonably likely to result in a Superior Proposal, provided such proposal did not arise as a result of the breach of this covenant.

The Arrangement also contains a provision that prohibits GenSci Regeneration (and requires it to cause the GenSci Regeneration Subsidiaries to refrain) from (i) engaging either in the business of GenSci OrthoBiologics or IsoTis, or generally in the field of orthobiologics for a period of two years after the Effective Date, (ii) soliciting or recruiting any key employee of GenSci US Subsidiary (or any successor thereto) or IsoTis, and (iii) using the name "GenSci" without the permission of IsoTis. Notwithstanding the above prohibitions, GenSci OCF is expressly permitted to fulfill the obligations of a transfer pricing agreement between GenSci OCF and GenSci US Subsidiary under which GenSci OCF was granted non-exclusive marketing and distribution rights for certain GenSci OrthoBiologics products.

COURT APPROVAL

The Arrangement requires Court approval. Prior to sending this Information Circular, GenSci Regeneration obtained the Interim Order which, among other things, directs that the GenSci Regeneration Shareholders be asked to consider and vote upon the Arrangement Resolution at the GenSci Regeneration Meeting. The Notice of Motion for the Final Order appears at the front of this Information Circular.

As set out in the Notice of Motion, the hearing in respect of the Final Order is scheduled to take place in early October, 2003, subject to the receipt of the requisite approval of the GenSci Regeneration Shareholders at the GenSci Regeneration Meeting. At that hearing, all holders of GenSci Regeneration Shares and other interested parties who wish to participate or to be represented or to present evidence or argument may do so, by complying with the requirements described in the Notice of Motion.

The authority of the Court under the Company Act is very broad. The Court may make any inquiry it considers appropriate and may make any order it considers appropriate with respect to the Arrangement. The Court will consider, among other things, the fairness of the Arrangement to the GenSci Regeneration Shareholders. The Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. The Arrangement will not proceed if it is not approved by the required votes of GenSci Regeneration Shareholders or is not approved by the Court in a form satisfactory to IsoTis and GenSci Regeneration.


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


IMPLEMENTATION OF THE ARRANGEMENT

FINAL ORDER
After the GenSci Regeneration Shareholders approve the Arrangement at the GenSci Regeneration Meeting, GenSci Regeneration shall apply for the Final Order in form and substance satisfactory to IsoTis. The notice of motion for the application for the Final Order shall inform the Court that, based on the Court's approval of the Arrangement, GenSci Regeneration and IsoTis will rely on section 3(a)(10) of the 1933 Act for an exemption from the 1933 Act registration requirements with respect to the securities to be received by GenSci Regeneration Shareholders under the Arrangement. The notice of motion for the application for the Final Order is included in the GenSci Regeneration Information Circular and sets forth the procedures that GenSci Regeneration Shareholders must follow in order to attend and be heard at the hearing for the Final Order.

PRE-CLOSING

GenSci Regeneration and IsoTis have agreed to meet at the offices of Lang Michener, Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia at 9:00 a.m. forthwith after the later of the date the Final Order is issued and the date of the final order of Bankruptcy Court confirming the Bankruptcy Plan is issued and at least one Business Day before the proposed Effective Date (or at such other time or on such other date as they may agree) and each party shall table:

(a) the documents required to be delivered by it hereunder to complete the transactions contemplated, other than (i) the acceptance of the Final Order and Plan of Arrangement for filing by the Registrar, (ii) evidence of the resolution of the IsoTis Board implementing the increase of the share capital of IsoTis through the issuance of the IsoTis Exchange Shares, (iii) a certified extract of the Trade register of Canton de Vaud evidencing the register of the increase in the share capital of IsoTis through the issuance of the IsoTis Exchange Shares, and (iv) evidence of the issuance of the IsoTis Exchange Shares; and

(b) written confirmation as to the satisfaction or waiver by it of the conditions in its favour set out herein effective at 8:00 a.m. Pacific Time on the Effective Date.

On the proposed Effective Date, the Final Order shall be filed with the Registrar and upon receipt of the document referred to in (a)(i) above, all tabled documents will be delivered to the relevant parties. Forthwith after the Effective Date and in any event within five Business Days after the Effective Date (or at such other time or on such other date as they may agree) IsoTis shall deliver to GenSci Regeneration items (a)(ii) through (a)(iv) above.

FILING OF FINAL ORDER

On or before the eighth Business Day after the later of the date the Final Order is issued and the final order of the Bankruptcy Court confirming the Bankruptcy Plan is issued, GenSci Regeneration shall send a certified copy of the Final Order and Plan of Arrangement to the Registrar for filing pursuant to subsection 252 of the Company Act.

CLOSING

The closing of the transactions contemplated in the Arrangement Agreement will take place at the Effective Time on the Effective Date, or at such later date as GenSci Regeneration and IsoTis agree, at the offices of Lang Michener, Vancouver, B.C.

EFFECTIVE DATE OF THE ARRANGEMENT

Assuming the requisite shareholder and Court approvals are received and other conditions precedent are satisfied or waived, the transactions comprising the Arrangement will take place and will be deemed to have taken place on the Effective


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


Date in the order and at the time set forth in the Plan of Arrangement. The Arrangement will become effective on the date on which the Final Order is accepted for filing by the Registrar under Section 252 of the Company Act.

DELIVERY OF CONFIRMATION OF ISOTIS SHARES

A "Letter of Transmittal" will be forwarded to each GenSci Regeneration Shareholder by Pacific Corporate. All GenSci Regeneration Shareholders must put their GenSci Regeneration Shares in a brokerage account, as the IsoTis Shares are not certificated. Once a GenSci Regeneration Shareholder has delivered to Pacific Corporate the certificates representing such GenSci Regeneration Shareholder's shares, and a duly completed Letter of Transmittal, GenSci Regeneration will forward or cause to be forwarded to their brokers confirmation of their pro rata share of the IsoTis Shares and certificates representing the Residualco Class A Shares required to be delivered to such GenSci Regeneration Shareholder pursuant to the Arrangement.

Unless otherwise directed by the Letter of Transmittal, the confirmation of the IsoTis Shares and the certificates representing the Residualco Class A Shares to which the GenSci Regeneration Shareholder is entitled will be issued in the name of the registered holder of the GenSci Regeneration Shares. No fractional IsoTis Shares or Residualco Class A Shares will be issued.

REGISTRATION OF ISOTIS SHARES BY ISOTIS, VOTING

The GenSci Regeneration Shareholders (other than Dissenting Shareholders), who have delivered to Pacific Corporate the certificates representing such GenSci Regeneration Shareholder's Shares, will receive the corresponding IsoTis Shares pursuant to the Arrangement in their brokerage account.

The IsoTis Shares to be delivered to the GenSci Regeneration Shareholders (other than Dissenting Shareholders), who have delivered to Pacific Corporate the certificates representing such GenSci Regeneration Shareholder's Shares, will only on request of the IsoTis Shareholder be registered in the IsoTis Share Register which is kept by SAG (See 'Part C - Description of the Companies - Information regarding IsoTis - Information on the issue').

If an IsoTis Shareholder wishes to attend an IsoTis General Meeting of Shareholders and wishes to exercise its voting rights in such meeting, it should first register its IsoTis Shares in a timely manner in the IsoTis Share Register which is kept by SAG SIS Aktienregister AG in Olten, Switzerland. Further information on such registration can be obtained by the Shareholders from their bank or stock broker.

LOST CERTIFICATES

If any GenSci Regeneration Share certificate which, prior to the Effective Date represented outstanding GenSci Regeneration Shares, has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, and upon receipt from the GenSci Regeneration Shareholder of an affidavit of loss and indemnity or surety bond satisfactory in form and substance to GenSci Regeneration, it will issue the confirmation of the IsoTis Shares and the certificates representing the Residualco Class A Shares as determined in accordance with the Plan of Arrangement.

PRESCRIPTION PERIOD

Forthwith after the Effective Date, the names of the GenSci Regeneration Shareholders shall be removed from the register of members of GenSci Regeneration Class B Shares and the names of the GenSci Regeneration Shareholders (other than IsoTis and any Dissenting Shareholders) will be recorded as the holders of the Residualco Class A Shares and the IsoTis Exchange Shares issued to them pursuant to the Arrangement. Until validly surrendered, the GenSci Regeneration Share certificate(s) held by such former GenSci Regeneration Shareholders shall represent the right to receive, upon such surrender, Residualco Class A Shares and IsoTis Shares in accordance with the terms of the Plan of Arrangement. ANY CERTIFICATE FORMERLY REPRESENTING THE GENSCI REGENERATION SHARES THAT IS NOT SURRENDERED WITH THE LETTER OF TRANSMITTAL ON OR BEFORE THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE, WILL CEASE TO REPRESENT A RIGHT OR CLAIM OF ANY KIND OR NATURE, AND THE RIGHT OF SUCH GENSCI REGENERATION SHAREHOLDER TO RECEIVE ISOTIS SHARES OR RESIDUALCO CLASS A SHARES WILL BE DEEMED TO BE SURRENDERED TO GENSCI REGENERATION TOGETHER WITH ALL DIVIDENDS OR DISTRIBUTIONS THEREON HELD FOR SUCH HOLDER (SUBJECT TO THE PROVISIONS OF APPLICABLE LAW).

STOCK EXCHANGE LISTINGS - RESIDUALCO

Upon the Effective Date Residualco will seek to sell its 60% interest in GenSci OCF, thereby divesting itself of all its interest in its subsidiaries. Afterwards Residualco will be a company with fewer assets and may no longer be eligible for listing on TSX. If so, it will seek a listing of its shares on NEX. NEX is a separate board of TSX Venture Exchange for issuers previously listed on TSX or TSX Venture Exchange but which no longer maintain compliance with the ongoing financial listing standards of those markets.

STOCK EXCHANGE LISTINGS - ISOTIS

Upon the Effective Date, it is intended that the IsoTis Shares will remain listed on Euronext and the SWX. In the Arrangement Agreement, IsoTis agreed to use its reasonable best efforts to cause its shares to become listed for trading on TSX, the Nasdaq or the AMEX within 12 months of the Effective Date, if market conditions allow.

IsoTis has received conditional approval to list the IsoTis Shares (including the IsoTis Exchange Shares) on TSX. Listing is subject to IsoTis filing additional documentation and entering into a listing agreement with TSX. Listing on TSX is still under consideration by the IsoTis Board and there is no assurance that IsoTis will agree to do so. However, IsoTis Shares are freely tradeable in Canada and the US (subject to certain restrictions applicable to shareholders who are affiliates of the companies, see 'Part E - GenSci Regeneration Shareholder Information - Issue and Resale of IsoTis Shares and Residualco Class A Shares - United States Securities Laws') and may be bought and sold by North American shareholders through their broker on the SWX or Euronext. Most, if not all, brokers have correspondent firms which can do this.

An application has been made to Euronext and the SWX to approve the listing of the IsoTis Exchange Shares to be issued in connection with the Arrangement. In addition, an application will be made to Euronext and the SWX to approve the listing of the IsoTis Shares issuable upon exercise of the IsoTis options to acquire IsoTis Shares to be granted to GenSci Continuing Service Providers. It is a condition to the completion of the Arrangement that the approval be received from Euronext and the SWX to the listing of the IsoTis Exchange Shares to be issued in connection with the Arrangement. The IsoTis Exchange Shares will be made available to GenSci Regeneration Shareholders forthwith after the Effective Date of the Plan of Arrangement and in any event within Five Business Days thereof. It is generally expected that listing will take place after such date, barring unforeseen circumstances.

ACCOUNTING TREATMENT

The Arrangement will be accounted for by IsoTis as an acquisition of assets and assumption of liabilities under US GAAP (see 'Part F - Financial Statements - Unaudited Pro Forma Condensed Combined Financial Statements - IsoTis').

The purchase price will be allocated to the assets acquired and the liabilities assumed of GenSci US Subsidiary based on their estimated fair value.

A preliminary allocation of the purchase price to the estimated fair value of the assets acquired and the liabilities assumed has been performed for purposes of the unaudited pro forma condensed combined financial statements based on initial appraisal estimates. Accordingly, the purchase adjustments made in connection with the preparation of the unaudited pro forma condensed combined financial statements set out in Appendix F-1 are preliminary and were made solely for purposes of developing the unaudited pro forma condensed combined financial information. IsoTis will make appropriate purchase adjustments upon finalisation of these estimates. For financial reporting purposes, IsoTis will include the results of operations of the GenSci OrthoBiologics Business in its consolidated statement of operations starting from the Effective Date.

FEES AND EXPENSES

In accordance with the Arrangement Agreement, all direct costs incurred by a party to the Arrangement Agreement in connection with the Arrangement will be for that party's account. Furthermore, to the extent any holders of GenSci Regeneration Options or GenSci Regeneration Warrants exercise their securities prior to the Effective Date in order to participate in the Arrangement, Residualco shall retain any funds received in respect of such exercise after the application of any "cashless exercise" provisions. Also, the Arrangement Agreement provides that GenSci US Subsidiary is permitted to repay to GenSci Regeneration up to, but not exceeding, US$600,000 of principal of the GenSci US Subsidiary Loans, to fund reasonable out of pocket expenses incurred by GenSci Regeneration (that are supported by invoices for services rendered by third parties) related to the Arrangement, but not in any case related to the continued listing of Residualco Class A Shares following the Effective Date or the transactions contemplated in connection with such listing or the business of Residualco following the Effective Date. The amount of any such payment shall reduce the amount of the existing GenSci US Subsidiary Loans which IsoTis proposes to acquire.

The combined estimated fees, costs and expenses of IsoTis and the GenSci Group in connection with the Transaction including, without limitation, financial advisory fees, filing fees, legal and accounting fees and printing and mailing costs are anticipated to be approximately E 5.5 million. These expenses are referred to in note c to the unaudited Pro Forma Condensed Combined Financial Statements for the Combination.


SHARE TRADING PRICES

GENSCI REGENERATION

The following table summarizes the market price ranges and volumes of trading of the GenSci Regeneration Shares on TSX for the periods indicated.

                                      GENSCI REGENERATION SHARES
                                                               AVERAGE DAILY
TSX                                 HIGH              LOW             VOLUME
----------------                    ----            -----      --------------
                                                     (C$)
2001
Third Quarter                       0.37             0.25             27,080
Fourth Quarter                      0.56             0.10            285,860

2002
First Quarter                       0.35             0.11             78,107
Second Quarter                      0.26            0.155             42,302
Third Quarter                       0.40             0.23             26,918
Fourth Quarter                      0.30             0.20             21,080

2003
First Quarter                       0.28             0.20             19,394
April                               0.50             0.24             51,895
May                                 0.58             0.43             39,171
June                                0.80             0.53            342,250
July                                0.76             0.65             70,035
August 1 to 29                      1.42             0.68            360,158

The closing price of the GenSci Regeneration Shares on TSX on June 2, 2003 (the last trading day prior to the public announcement of the proposed Arrangement) was C$ 0.53. The closing price of the GenSci Regeneration Shares last traded on TSX on August 29, 2003 was C$ 1.26.


ISOTIS

The following tables summarize the market price ranges and volume of trading of the IsoTis Shares on SWX for the periods indicated.

                                              ISOTIS SHARES
                                                               AVERAGE DAILY
SWX                                 HIGH              LOW             VOLUME
----------------                    ----            -----      --------------
                                                    (CHF)
2001
Third Quarter                      10.20             3.80              8,773
Fourth Quarter                      6.55             4.00             23,068

2002
First Quarter                       6.30             4.00             19,443
Second Quarter                      4.49             2.75             41,646
Third Quarter                       2.94             2.23             14,519
Fourth Quarter                      2.47             1.15             31,401

2003
First Quarter                       1.33             0.71             95,383
April                               1.03             0.77             95,742
May                                 1.30             0.93            166,703
June                                2.20             1.28            236,039
July                                2.05             1.89             35,168
August 1 to 29                      3.50             1.97            409,228


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


The closing prices of the IsoTis Shares on SWX on June 2, 2003 (the last trading day prior to the public announcement of the proposed Arrangement), was CHF 1.28. The closing price of the IsoTis Shares on Euronext on August 29, 2003 was CHF 3.08.

PERFORMANCE GRAPH
The following graph compares the cumulative change in shareholder return for C$ 100 invested in common shares of GenSci Regeneration on December 31, 1997, with the cumulative change in the total return of the S&P/TSX Composite Index over the same period. GenSci Regeneration obtained a listing on TSX effective March 16, 1999. Prior to that time, GenSci Regeneration's shares were listed on the Vancouver Stock Exchange, which subsequently became the Canadian Venture Exchange ("CDNX") and is now TSX Venture Exchange ("TSX Venture").


[CHART OMITTED]

                                       YEAR ENDED DECEMBER 31 (C$)
                     --------------------------------------------------------------
                        1997       1998       1999       2000       2001       2002
                     -------    -------    -------    -------    -------    -------
GenSci
Regeneration         $100.00    $111.11     $39.44     $35.55      $6.11     $11.11
TSX                  $100.00     $96.81    $125.59    $133.35    $114.76     $98.73
TSX Venture1         $100.00     $64.07    $377.93    $467.96    $167.59    $173.66

---------------
Note
1 In November 1999, the Vancouver Stock Exchange and the Alberta Stock Exchange merged to form the CDNX. The closing value of the Vancouver Stock Exchange index on November 26, 1999, the last trading day prior to the merger, was 400.20. The opening value of the Canadian Venture Exchange index on November 29, 1999, the first day of trading after the merger, was 2000.00. On December 10, 2001, the CDNX index was changed to the S&P/CDNX Composite index. The closing value of the CDNX index on December 7, 2001 was 3161.67 and the opening value of the S&P/CDNX Composite index on December 10, 2001 was 1000.

PART E - GENSCI REGENERATION SHAREHOLDER INFORMATION


GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES
THIS INFORMATION CIRCULAR IS BEING FURNISHED TO GENSCI REGENERATION SHAREHOLDERS IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE GENSCI REGENERATION BOARD AND MANAGEMENT OF GENSCI REGENERATION FOR USE AT THE GENSCI REGENERATION MEETING TO BE HELD ON TUESDAY, SEPTEMBER 30, 2003, AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE NOTICE WHICH ACCOMPANIES THIS INFORMATION CIRCULAR.

Solicitation will be primarily by mail or courier, although proxies may also be solicited personally, by telephone or other communication by regular employees of and by agents for GenSci Regeneration. Employees of GenSci Regeneration will not receive any extra compensation for such activities. The cost of the solicitation of proxies in connection with the GenSci Regeneration Meeting has been and will be borne by GenSci Regeneration. GenSci Regeneration may retain other persons, entities or companies to solicit proxies on its behalf.

APPOINTMENT OF PROXYHOLDERS

The persons named in the enclosed forms of proxy are persons designated by management of GenSci Regeneration. Each GenSci Regeneration Shareholder has the right to appoint a person, who need not be a shareholder of GenSci Regeneration, to represent that GenSci Regeneration Shareholder at the GenSci Regeneration Meeting other than the management representatives named in the enclosed form of proxy. This right may be exercised by inserting such person's name in the blank space provided in the form of proxy. In order to be used at the GenSci Regeneration Meeting, properly completed proxies must be deposited with Pacific Corporate Trust Company at the 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, by hand, by mail or by facsimile (604) 689-8144, so as to be received not later than 10:00 a.m. (Vancouver time) on Friday, September 26, 2003.

REVOCATION OF PROXIES

A GenSci Regeneration Shareholder who has given a proxy has the right to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by that proxy and may do so: (a) by delivering another properly executed form of proxy bearing a later date and depositing it in the manner described in the preceding paragraph; (b) by depositing an instrument in writing revoking the proxy and executed by the GenSci Regeneration Shareholder or by the GenSci Regeneration Shareholder's attorney authorised in writing (i) at the registered office of GenSci Regeneration at any time up to and including the Business Day immediately preceding the day of the GenSci Regeneration Meeting at which the proxy is to be used, or any adjournment thereof, or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof; or (c) in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXY

GenSci Regeneration Shares represented by properly executed proxies in the accompanying form (if executed in favour of management nominees and properly deposited prior to the GenSci Regeneration Meeting) will be voted in accordance with the instructions of the GenSci Regeneration Shareholder on any ballot that may be called for and, if the GenSci Regeneration Shareholder specifies a choice with respect to any matter to be acted upon at the GenSci Regeneration Meeting, shares represented by such proxies will be voted accordingly. If no choice is specified, the persons designated in the accompanying form of proxy will (i) vote FOR the Arrangement Resolution, (ii) vote FOR the Name Change Resolution, (iii) vote FOR the Section 126 Resolution, (iv) vote FOR the Share Issuance Resolution, and (v) vote FOR all other matters proposed by management at the GenSci Regeneration Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the GenSci Regeneration Meeting. At the date of this Information Circular, the management of GenSci Regeneration knows of no such amendments, variations or other matters to come before the GenSci Regeneration Meeting.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the GenSci Regeneration Meeting. Most shareholders of GenSci Regeneration are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a "Non-Registered Holder") in respect of shares which are held either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")), of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, GenSci Regeneration has distributed copies of the Notice of GenSci Regeneration Meeting, this Information Circular and the form of Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non- Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above proxy forms wish to vote at the GenSci Regeneration Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non- Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorisation form is to be delivered.

GENSCI REGENERATION SHAREHOLDERS ENTITLED TO VOTE

The GenSci Regeneration Board has fixed August 21, 2003 as the Record Date for the determination of GenSci Regeneration Shareholders entitled to receive notice of and to vote at the GenSci Regeneration Meeting.

The Interim Order provides that, in order for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without variation, by the affirmative vote of not less than three-quarters of the votes cast by the holders of GenSci Regeneration Shares present in person or represented by proxy at the GenSci Regeneration Meeting and by the affirmative vote of not less than a majority of the votes cast by GenSci Regeneration Minority Shareholders present in person or represented by proxy at the meeting.

Each of the Name Change Resolution, and the Section 126 Resolution must be passed, with or without variation, by the affirmative vote of not less than three-quarters of the votes cast by the holders of GenSci Regeneration Shares present in person or represented by proxy at the Meeting.

The Share Issuance Resolution must be passed, with or without variation, by the affirmative vote of a simple majority of the votes cast by the holders of GenSci Regeneration Shares present in person or represented by proxy at the Meeting, excluding interested shareholders.

Pursuant to the Support Agreements, certain GenSci Regeneration Shareholders have agreed to vote their GenSci Regeneration Shares in favour of the Arrangement Resolution. Together, these shareholders hold approximately 26% of the outstanding GenSci Regeneration Shares.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
On August 21, 2003, 52,923,541 GenSci Regeneration Shares were issued and outstanding. IsoTis owns no GenSci Regeneration Shares.

To the best of the knowledge of the directors and officers of GenSci Regeneration, as at August 21, 2003, no person beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the votes attached to the GenSci Regeneration Shares, except as follows:


OWNER                                           NUMBER AND CLASS OF SHARES                 VOTING % OF CLASS
                                                ------------------------------------       -----------------
BioCapital Biotechnology & Healthcare Fund1     6,037,190 GenSci Regeneration Shares                   11.4%
Canadian Medical Discoveries Fund2              5,827,760 GenSci Regeneration Shares                   11.0%

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Koffman Kalef, special Canadian tax counsel to GenSci, the following fairly summarizes the principal Canadian federal income tax consequences of the Arrangement applicable to GenSci Regeneration
Shareholders.

Comment is restricted to GenSci Regeneration Shareholders (in this Part on taxation a "Shareholder") each of whom is an individual (other than a trust) or corporation that, at all material times for the purposes of the ITA, holds all GenSci Regeneration Shares and will hold all IsoTis Shares solely as capital property, and deals at arm's length with IsoTis and GenSci Regeneration. The GenSci Regeneration Shares and IsoTis

-------------------
Notes:
1 BioCapital holdings as of May 15, 2003. GenSci Regeneration and IsoTis know of no person or company which beneficially owns, directly or indirectly, more than 10% of the issued shares of BioCapital.
2 GenSci Regeneration and IsoTis know of no person or company which beneficially owns, directly or indirectly, more than 10% of the issued shares of CMDF.

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


Shares generally will constitute capital property to a holder thereof unless such securities are held in the course of carrying on a business or have been acquired in a transaction considered to be an adventure in the nature of trade.

This summary expressly does not apply to the GenSci Regeneration Warrants or GenSci Regeneration Options, nor to any other right or warrant to acquire GenSci Regeneration Shares, nor to any person in the person's capacity as a holder of such a right. This summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the ITA apply), or otherwise.

This summary is based on the current provisions of the ITA and regulations thereunder, all amendments thereto publicly proposed by the Minister of Finance of Canada to the date hereof (the "Proposed Amendments"), and counsel's understanding of the published administrative practices of Canada Customs and Revenue Agency, Excise and Taxation (the "CCRA"). It is assumed that all Proposed Amendments will be enacted substantially as currently proposed, and that there will be no other material change to any relevant law or administrative practice, although no assurances can be given in these respects. Except to the extent otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign tax law, nor any bilateral income tax treaty.

This summary is of a general nature only, is not comprehensive of all possible tax consequences under the ITA, and is not, and is not to be construed as, tax advice to any particular Shareholder. Each Shareholder is urged to obtain independent advice as to the legal and tax implications of the Arrangement applicable to the Shareholder's particular circumstances.


SHAREHOLDERS RESIDENT IN CANADA

The following portion of the summary is applicable to a Shareholder who is or is deemed to be, at all relevant times, a resident of Canada for purposes of the ITA (referred to herein as a "Resident Shareholder").

EXCHANGE OF GENSCI REGENERATION SHARES FOR RESIDUALCO CLASS A SHARES AND ISOTIS SHARES

A Resident Shareholder who participates on the exchange of GenSci Regeneration Shares for Residualco Class A Shares and IsoTis Shares:

(i) will be deemed to have received a dividend as a result of the exchange to the extent, if any, that the fair market value, at the time of the exchange, of the IsoTis Shares received by the Shareholder exceeds the paid up capital of the Resident Shareholder's GenSci Regeneration Shares (see 'Taxation of Any Deemed Dividend on Exchange Shares'; and

(ii) will be deemed to have disposed of the GenSci Regeneration Shares for proceeds of disposition equal to the greater of:

     (a) the fair market value, at the time of the exchange, of the IsoTis Shares received by the Shareholder on the exchange; and

     (b)  the Shareholder's adjusted cost base of the GenSci Regeneration
          Shares.

Such proceeds of disposition are reduced by the amount of the dividend, if any, deemed to have been received on the exchange for the purposes of computing the Resident Shareholder's capital gain. In general, a Resident Shareholder will only recognize capital gain on the exchange to the extent that the fair market value of the IsoTis Shares, at the time of the exchange, received on the exchange, less the amount


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


of any deemed dividend received on the exchange, exceeds the adjusted cost base of the Resident Shareholder's GenSci Regeneration Shares determined immediately before the exchange (see Taxation of Capital Gain).

The adjusted cost base of the IsoTis Shares distributed to a Resident Shareholder will be equal to their fair market value on the date of exchange. The adjusted cost base to the Resident Shareholder of Residualco Class A Shares will be equal to the excess, if any, of the Resident Shareholder's adjusted cost base of the GenSci Regeneration Shares over the value of the IsoTis Shares received by the Resident Shareholder.

TAXATION OF ANY DEEMED DIVIDEND ON EXCHANGE SHARES
A Resident Shareholder will, if an individual, be required to include the amount of any deemed dividend received in income, subject to the usual dividend gross-up and tax credit rules, and pay tax accordingly. The Resident Shareholder will, if a corporation, be required to include the deemed dividend in income, but generally will be entitled to deduct an equivalent amount. A corporate Resident Shareholder that is a "private corporation" and is not "connected" to GenSci Regeneration for the purposes of the ITA will be required to pay a special refundable tax ("Part IV Tax") equal to 33 1/3% of the amount of the deemed dividend, and will be entitled to a refund of such
Part IV Tax at the rate of $1 of refund for every C$3 of taxable dividends paid by the Resident Shareholder.

TAXATION OF CAPITAL GAIN

A Resident Shareholder will be required to include one half of any capital gain (taxable capital gain) realised in the Resident Shareholders income to be taxed at normal rates.

The Resident Shareholder, if a "Canadian-controlled private corporation" (a "CCPC") as defined for the purposes of the ITA, will be required to include any taxable capital gain so arising in its "aggregate investment income" and pay an additional refundable tax ("Refundable Investment Income Tax") equal to 6 2/3% of its aggregate investment income, and will be entitled to a refund of such additional tax at the rate of C$1 of refund for every C$3 of taxable dividends that it subsequently pays to its own shareholders.

DIVIDENDS ON ISOTIS SHARES

A Resident Shareholder who receives or is deemed to receive an dividend on a IsoTis Share in a taxation year will be required to include the full amount of the dividend in income for the year to be taxed at normal rates. The Resident Shareholder, if an individual, will not be entitled to the benefit of the dividend gross-up and tax credit rules normally applicable to a taxable dividend received on a share of a taxable Canadian corporation. The Resident Shareholder, if a corporation, will not be entitled to deduct the amount of the dividend in the manner normally available to a corporation that receives a taxable dividend from a taxable Canadian corporation. A corporate Shareholder that is a CCPC will also be required to include any such dividend in its aggregate investment income and pay Refundable Investment Income Tax, and will be entitled to a refund thereof, as described above (see "Taxation of Capital Gain").

Switzerland may tax dividends paid by IsoTis to residents of Canada. Under the Canada-Switzerland Tax Convention, where applicable, the rate of tax is restricted to:

(i) 5% where the beneficial owner of the IsoTis Shares is a company resident in Canada that owns at least 10% of the voting stock and the capital of IsoTis; and

(ii) 15% in all other cases.

Swiss withholding tax on dividends generally will be eligible for foreign tax credit or deduction treatment where applicable under the ITA.


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


ALTERNATIVE MINIMUM TAX

A Resident Shareholder who is an individual is liable in each taxation year to pay income tax equal to the greater of the Resident Shareholder's federal Canadian income tax for the year calculated in the normal fashion and the Resident Shareholder's "alternative minimum tax" for the year. The Resident Shareholder's alternative minimum tax for a taxation year is 16% of the Resident Shareholder's "adjusted taxable income" for the year in excess of C$40,000. For the purposes of computing a Resident Shareholder's adjusted taxable income for the Resident Shareholder's taxation year in which the Resident Shareholder exchanges GenSci Regeneration Shares for Residualco Class A Shares and IsoTis Shares pursuant to the Arrangement, the Resident Shareholder will be required to include 80% of the amount of any capital gain arising on the exchange and will not be entitled to any dividend gross up and tax credit rules on any deemed dividend arising on the exchange.

DISSENTING SHAREHOLDERS

A Resident Shareholder of GenSci Regeneration Shares who in that capacity validly exercises the Resident Shareholder's Dissent Rights with respect to the Arrangement and consequently is paid the fair value of the Resident Shareholder's GenSci Regeneration Shares by GenSci Regeneration will be deemed to have received a dividend equal to the amount, if any, by which the payment exceeds the "paid-up capital" of the shares as computed for the purposes of the ITA (see "Taxation of Any Deemed Dividend on Exchange Shares"). The Resident Shareholder will also realize a capital gain (or capital loss) equal to the amount, if any, by which the paid-up capital of the shares exceeds (or is less than, respectively) their "adjusted cost base" to the Resident Shareholder immediately before the payment.

QUALIFICATION OF ISOTIS SHARES FOR INVESTMENT

The CCRA's administrative position is that Euronext NV, being a merger of stock exchanges currently prescribed under Regulation 3201 of the Regulations to the ITA, will itself be treated as a prescribed stock exchange for qualified investment purposes. It is assumed that this administrative position will become law. Based on this assumption, the IsoTis Shares will constitute a "qualified investment" for "registered retirement savings plans", "registered retirement income funds" and "deferred profit sharing plans" as defined for the purposes of the ITA (collectively, "Deferred Income Plans").

IsoTis Shares will constitute "foreign property" for Deferred Income Plans. A Deferred Income Plan is liable to pay a special tax ("Part XI Tax") of 1% of the amount, if any, by which the "cost amount" of all foreign property held by the plan at the end of a calendar month exceeds 30% of the cost amount of all property held by the plan at that time. For these purposes, the calculation of the cost amount of IsoTis Shares acquired by a Deferred Income Plan in exchange for GenSci Regeneration Shares pursuant to the Arrangement will be the fair market value of IsoTis Shares as of the date issued pursuant to the Arrangement. Consequently, a Deferred Income Plan that was not subject to Part XI Tax immediately before the Arrangement may become so, and a Deferred Income Plan that was subject to Part XI Tax at that time may cease to be so, as a consequence of the Arrangement.

SHAREHOLDERS NOT RESIDENT IN CANADA

The following portion of the summary is applicable to Shareholders who, for purposes of the ITA at any time while they hold GenSci Regeneration Shares, are not resident in Canada and who do not use or hold and are not deemed to use or hold such securities in carrying on a business in Canada (referred to herein as a "Non-Resident Shareholder").

Provided the GenSci Regeneration Shares do not constitute taxable Canadian property to a Non-Resident Shareholder, the exchange of the GenSci Regeneration Share by a Non-Resident Shareholder for the corresponding Residualco Class A Shares and IsoTis Shares pursuant to the Arrangement will not in general result in any liability for Canadian income tax in respect of any taxable capital gains so arising. Generally, GenSci Regeneration Shares and Residualco Class A Shares will not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided that all of the following requirements are met: (i) the GenSci Regeneration Shares continue to be listed on TSX at the time of the exchange of GenSci Regeneration Shares for Residualco Class A Shares and IsoTis Shares, (ii) the holder does not use or hold (and is not deemed to use or hold) such shares in connection with carrying on business in Canada, (iii) the holder alone or together with persons with whom the holder does not deal at arm's length, has not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of the issuer of such shares at any time within the 60 month period immediately preceding the particular time, and (iv) in the case of GenSci Regeneration Shares of a holder that is a former resident of Canada who departed Canada prior to October 2, 1996 no election was made to treat such shares as taxable Canadian property. Any gain on disposition of taxable Canadian property by a Non-Resident Shareholder is taxable in Canada unless the holder is exempt from tax under any relevant bilateral tax treaty.

A Non-Resident Shareholder may be deemed to receive a dividend on GenSci Regeneration Shares as a result of the exchange in the same circumstances as described above under "Exchange of GenSci Regeneration Shares for Residualco Class A Shares and IsoTis Shares". A Dissenting Non-Resident Shareholder may be deemed to receive a dividend in the same circumstances as described above under "Dissenting Shareholders". Any Non-Resident Shareholder who receives a deemed dividend either pursuant to the exchange of GenSci Regeneration Shares for Residualco Class A Shares and IsoTis Shares pursuant to the Arrangement or pursuant to the exercise of that Shareholder's Dissent Rights will be subject to withholding tax under the ITA in respect of such deemed dividends. The applicable withholding tax rate is 25%, or such lesser rate as may be available under an applicable treaty, if any, of the gross amount of the deemed dividend. GenSci Regeneration will be required to withhold the amount of the tax from the payment otherwise due to the Non-Resident Shareholder and remit the withheld amount to the Receiver General of Canada for the account of the Non-Resident Shareholder.

In order to meet its withholding obligations, GenSci Regeneration will hold back from Non-Resident Shareholders IsoTis Shares having a value equal to the withholding obligation.


MATERIAL US FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Lane Powell, special US tax counsel to GenSci Regeneration, the following summary describes the material US Federal Income Tax consequences of the Arrangement applicable to GenSci Regeneration
Shareholders. Comments are restricted to GenSci Regeneration Shareholders resident in the United States (as defined by the US Tax Code) or individuals who are US citizens ("US Shareholders").

This summary is based on the current provisions of the US Tax Code and Treasury Regulations. Except to the extent otherwise expressly provided, this summary does not take into account any state or local tax law, nor any bilateral income tax treaty. This summary expressly does not apply to the GenSci Regeneration Warrants or GenSci Regeneration Options, nor to any other right or warrant to acquire GenSci Regeneration Shares, nor to any person in the person's capacity as a holder of such right.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE TO ANY PARTICULAR US SHAREHOLDER. ANY HOLDER OF SHARES IN GENSCI WHO IS IN DOUBT ABOUT HIS, HER OR ITS US TAX POSITION OR IS SUBJECT TO TAXATION IN A JURISDICTION OTHER THAN THE UNITED STATES, SHOULD CONSULT AN INDEPENDENT PROFESSIONAL TAX ADVISOR IMMEDIATELY.1

A.   Recapitalization of GenSci Regeneration
GenSci Regeneration will redesignate its currently issued and outstanding common shares as Class B Common Shares ("GenSci Regeneration Class B Shares") and create a new class of 100,000,000 common shares, having the same rights and restrictions as the GenSci Regeneration Class B Shares, to be called the Residualco Class A Shares. The Residualco Class A Shares will be authorized but not be immediately distributed to the GenSci Regeneration Shareholders.

The recapitalization2 is a nonrecognition event for US Shareholders. The US Shareholders' tax basis in the shares received as a result of the recapitalization is the same as their tax basis in the stock exchanged.

B. Redemption of GenSci Regeneration Class B Shares for Isotis Shares and Residualco Class A Shares
After the exchange of GenSci US Subsidiary Shares for IsoTis shares is completed, GenSci Regeneration will redeem its GenSci Regeneration Class B Shares from its shareholders in exchange for Residualco Class A Shares and a pro-rata distribution of IsoTis Shares. The exchange of GenSci Regeneration Class B Shares for Residualco Class A shares is a nonrecognition event for U.S. Shareholders.

The distribution of IsoTis Shares to the US Shareholders may be taxable to a US Shareholder as either (i) a redemption of a portion of their interest in GenSci Regeneration which is not essentially equivalent to a dividend or (ii) a dividend. If the receipt of the IsoTis Shares is considered a redemption transaction, a US Shareholder will generally have capital gain or loss equal to the difference between the fair market value of the IsoTis Shares received and the US Shareholder's adjusted cost basis (generally the amount of paid-up capital) attributable to the portion of the US Shareholder's GenSci Regeneration Class B Shares deemed redeemed for the IsoTis Shares. For purposes of determining the adjusted cost basis of the portion of the US Shareholder's GenSci Regeneration Class B Shares deemed redeemed for the IsoTis Shares, a US Shareholder's adjusted cost basis in the GenSci Regeneration Class B Shares will generally be divided between the GenSci Regeneration Class B Shares exchanged for the Residualco Class A Shares and the GenSci Regeneration Class B Shares deemed redeemed for the IsoTis Shares based on the relative fair market values of the Residualco Class A Shares and the IsoTis Shares received. Individual US Shareholders who have long-term capital gain are currently taxed at a maximum rate of 15%. If the distribution of the IsoTis Shares is treated as a dividend, the amount of the dividend is limited to the extent of GenSci Regeneration's current earnings and profits. Thus, ordinary income is recognized to the extent of the US Shareholder's ratable share of GenSci Regeneration's earnings and profits. To the extent the amount of a dividend exceeds the US Shareholder's ratable share of GenSci Regeneration's earnings and profits, the remaining amount will first be considered a return of capital to the extent of the US Shareholder's adjusted cost basis, and if the amount exceeds the US Shareholder's adjusted cost basis, the amount distributed in excess of the

--------------
Note:
1 Since the Arrangement is not intended to be classified as a tax shelter, the shareholder (and each employee, representative, or other agent of the shareholder) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the plan of arrangement and all materials of any kind (including opinions or other tax analyses) that are provided to the shareholder relating to such tax treatment and tax structure.
2 By its nature, a recapitalization involves only a single corporation, and involves nothing more than a change in its capital structure. Recapitalization is a single-entity reorganization.

adjusted cost basis will be taxed as capital gain. An individual US Shareholder who receives a dividend on an IsoTis Share will be required to include the full amount of the dividend in income in the year received to be taxed at 15% (dividends will be taxed at ordinary income rates after December 31, 2008). A US Shareholder should consult with its tax advisor as to the tax consequences of the receipt of the IsoTis Shares.

C.    Alternative Minimum Tax
Certain US Shareholders may be subject to the alternative minimum tax ("AMT") which is in addition to the regular US tax. Whether the Arrangement will affect the AMT or create AMT for any US Shareholder depends upon the particular tax situation of a US Shareholder. A US Shareholder should consult with their tax advisor as to the possible impact of the Arrangement on the AMT.

D.    Dissenting Shareholders
A US Shareholder of GenSci Regeneration Shares who in that capacity validly exercises the Shareholder's Dissent Rights with respect to the Arrangement and consequently is paid the fair value of the US Shareholder's GenSci Regeneration Shares by GenSci Regeneration will realize a capital gain (or capital loss) equal to the amount, if any, by which the amount received for the shares exceeds (or is less than) their adjusted cost basis to the US Shareholder immediately before the payment.

SWISS TAX CONSIDERATIONS

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to the acquisition, ownership or disposition of IsoTis Shares. The statements of Swiss tax laws set forth below are based on the laws and regulations in force as of the date of 30th of July 2003 and may be subject to any changes in Swiss law occurring after that date. Such changes may have retroactive effect. Potential investors are therefore urged to consult their tax advisors to determine the special tax consequences of the acquisition, ownership and sale or other disposition of IsoTis Shares.

THE STATEMENT AND DISCUSSION OF CERTAIN SWISS TAXES SET OUT HEREIN ARE OF A GENERAL NATURE ONLY. THEY ARE INCLUDED FOR GENERAL INFORMATION ONLY. THEY DO NOT ADDRESS EVERY POTENTIAL TAX CONSEQUENCE OF AN INVESTMENT IN ISOTIS SHARES UNDER THE LAWS OF SWITZERLAND AND DO NOT RELATE TO PERSONS IN THE BUSINESS OF BUYING AND SELLING ISOTIS SHARES OR OTHER SECURITIES. THEY ARE NOT EXHAUSTIVE OF ALL TAX CONSIDERATIONS THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF ISOTIS SHARES IN LIGHT OF THE HOLDERS' PARTICULAR CIRCUMSTANCES, NOR DO THEY ADDRESS THE TAX CONSIDERATIONS RELEVANT TO CERTAIN TYPES OF HOLDERS WHO MAY BE SUBJECT TO SPECIAL TREATMENT UNDER THE APPLICABLE TAX LAWS. THE FOLLOWING STATEMENTS ARE NOT INTENDED TO BE, AND SHOULD NOT BE INTERPRETED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF ISOTIS SHARES, AND NO REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER IS MADE. ACCORDINGLY, PROSPECTIVE HOLDERS OF ISOTIS SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, PROVINCIAL, LOCAL OR FOREIGN TAX LAW AND OF CHANGES IN APPLICABLE TAX LAW (INCLUDING DRAFT LEGISLATION) IN THEIR INDIVIDUAL CIRCUMSTANCES AND RESPECTIVE JURISDICTIONS.

This advice is not directed to GenSci Regeneration Shareholders who are actively involved in the trading of shares on Euronext and the SWX. This summary does not take into account any foreign tax laws, nor any tax treaty to which Switzerland is party.


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


SWISS WITHHOLDING TAX

1.    Generalities
The Swiss Confederation levies a withholding tax in particular on income from movable capital, at a rate of 35%. Dividends and other distributions of profits and reserves made in cash or kind (including dividends on liquidation proceeds and stock dividends) by IsoTis to a holder of IsoTis Shares or a person/entity closely related to such a holder are subject to federal withholding tax at a rate of 35%.

The withholding tax is retained by IsoTis on the gross distribution and is paid to the Swiss Federal Tax Administration. IsoTis is obliged to transfer the liability of the withholding tax to the beneficiary. If the tax is not withheld, the payment made to the beneficiary is considered to be net after the tax payment. The taxable amount is therefore grossed up with the effect that a tax of 53,85% of the payment shall be due.

The withholding tax is reimbursed or credited to Swiss residents who correctly declare or book the (gross) income on which the withholding tax was retained and the wealth from which the income derives. Thus, for Swiss tax residents, the withholding tax has a "guarantee function". The Swiss resident who does not declare or book the income subject to withholding tax (or the asset from which the income derives) looses the right to claim back the withholding tax retained.

Non Swiss tax residents domiciled outside Switzerland do in principle not have the right to claim refunding of the withholding tax. However, double tax treaties concluded by Switzerland provide, in general, for a total or partial reimbursement of the withholding tax retained on income from movable capital, if the conditions are met.

2.    Object of the withholding tax on income from movable capital
The withholding tax at a rate of 35% is levied on the income derived from IsoTis Shares. This tax is levied on all payments not considered as a reimbursement of the nominal capital made by IsoTis to its shareholders (or persons/entities closely related). Therefore, e.g. dividend distributions, the liquidation proceeds and shares distributed without consideration (stock dividends or "actions gratuites") are subject to withholding tax. Hidden dividend distribution, i.e. advantages being granted to a IsoTis shareholder and persons closely/entities related, are also subject to withholding tax.

The transfer of the domicile of IsoTis abroad (i.e. outside Switzerland) would be considered as a liquidation, any reserves - apparent or hidden - and reported profits would therefore be subject to withholding tax.

In case of liquidation of IsoTis, the liquidation proceeds are subject to withholding tax. All advantages, granted to a IsoTis shareholder and persons/entities closely related, which are not a reimbursement of the share capital, are subject to withholding tax. The difference between accounting values and liquidation values are considered as liquidation proceeds.

Furthermore, the purchase by IsoTis of its own shares is, under certain conditions, considered as a partial liquidation and therefore subject to withholding tax. If a subsidiary of IsoTis purchases the shares of its mother company, the withholding tax is due under the same conditions.

3.    The tax payer
IsoTis is the tax payer, i.e. the person subject to retain the withholding tax on the taxable income. IsoTis has the right to repay only the net amount to its shareholders. IsoTis has to file the tax return and pay the tax spontaneously. Payment of tax must be made to the Swiss Federal Tax Administration on or before 30 days after the dividend matures.


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


IsoTis is obliged to transfer the liability of the withholding tax to the beneficiary. If the tax is not withheld, the payment made to the beneficiary is considered to be the net amount after tax payment. The taxable amount is therefore grossed up with the effect that a tax of 53,85% of the payment is due.

4.    The reimbursement of the withholding tax
Swiss resident individuals are generally entitled to a full refund or tax credit for the withholding tax if they are the beneficial owners of such distributions at the time the distribution is due and duly report the asset and the income derived therefrom in their relevant income tax returns respectively in their profit and loss statement, if any. Legal entities, and trading companies that are not legal entities, incorporated in Switzerland or entities holding IsoTis Shares as part of a Swiss permanent establishment are generally entitled to a full refund of the withholding tax if they beneficially own the distribution when due and report in their profit and loss statement.

Non Swiss resident recipients of a taxable distribution from IsoTis neither resident in Switzerland for tax purposes nor holding IsoTis Shares as part of a Swiss permanent establishment, may be entitled to a full or partial refund of the withholding tax, if the country in which such recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the further conditions of such treaty are met.

Non-Swiss resident holders of IsoTis Shares should be aware that the procedures for claiming treaty benefits (and the time frame required for obtaining full refund) may differ from country to country. Holders of IsoTis Shares not resident in Switzerland should consult their own legal, financial or tax advisors regarding receipt, ownership, purchase, sale or other dispositions of IsoTis Shares and the procedures for claiming a refund of the withholding tax.

SWISS DIRECT TAX, STAMP TAX AND GIFT AND INHERITANCE TAX CONSIDERATIONS
The following fairly summarizes the principal Swiss Direct Tax, Stamp Tax and Gift and Inheritance Tax considerations applicable to GenSci Regeneration Shareholders with respect to the holding and disposition of IsoTis Shares acquired in exchange for such GenSci Regeneration Shares pursuant to the Arrangement.

1.   INCOME AND PROFIT TAX ON DIVIDENDS AND SIMILAR DISTRIBUTIONS

1.1. INDIVIDUALS

An individual who is a Swiss resident for tax purposes, or is a non- Swiss resident holding IsoTis Shares as part of a Swiss permanent establishment, is required to report the receipt of taxable distributions received on IsoTis Shares in his relevant tax returns.

1.2. LEGAL ENTITIES

Legal entities resident in Switzerland or non Swiss resident legal entities holding IsoTis Shares as part of a Swiss permanent establishment are required to include taxable distributions received on the IsoTis Shares on their net income subject to Swiss corporate income taxes. A Swiss company or co-operative or non-Swiss company or co-operative holding IsoTis Shares as part of a Swiss resident permanent establishment may, under certain conditions, benefit from participation relief from taxation with respect to dividends, provided such IsoTis Shares at the time of the distribution represent a fair market value of at least CHF 2 million or represent at least 20% of the share capital.


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


2.   CAPITAL GAINS TAX

2.1. INDIVIDUALS

Swiss resident individuals who hold IsoTis Shares as part of their private property generally are exempt from Swiss federal, cantonal and communal taxes on income with respect to capital gain realised upon the sale of IsoTis Shares, unless such individuals are qualified as professional securities traders for income tax purposes.

Gains realised upon the sale of IsoTis Shares by a non Swiss resident holder will not be subject to Swiss income tax, provided that the holder does not hold the IsoTis Shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business.

2.2. LEGAL ENTITIES

Legal entities resident in Switzerland or non Swiss resident legal entities holding IsoTis Shares as part of a Swiss permanent establishment are required to include capital gains realised upon the disposal of IsoTis Shares in their income subject to corporate income tax.

A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding IsoTis Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit at Federal tax level from participation relief from taxation of capital gains realised upon the disposal of IsoTis Shares, provided such IsoTis Shares at the time of the disposition represent at least 20% of the share capital, were held for a period of at least one year, were not acquired before January 1, 1997 and provided the consideration exceeds the investment price as defined by tax laws of such IsoTis Shares. A number of Cantonal Tax Laws contains similar provisions.


3.   NET WORTH AND CAPITAL TAXES

3.1. INDIVIDUALS

An individual who is a Swiss resident for tax purposes, or is a non Swiss resident holding IsoTis Shares as part of a Swiss permanent establishment, is required to include the IsoTis Shares in his wealth which is subject to cantonal and communal net worth tax.

3.2. LEGAL ENTITIES

Legal entities resident in Switzerland or non Swiss resident legal entities holding IsoTis Shares as part of a Swiss permanent establishment are required to include their IsoTis shares in their assets. The cantonal and communal capital tax is levied on the basis of the net equity, as defined by tax laws, of the legal entities. No capital tax is levied at the federal level.

4.   SWISS FEDERAL CAPITAL ISSUANCE STAMP TAX AND SWISS FEDERAL TRANSFER STAMP
     TAX

4.1. SWISS FEDERAL CAPITAL ISSUANCE STAMP TAX - STAMP TAX UPON ACQUISITION OF ISOTIS SHARES
The capital increase of IsoTis pursuant to the Arrangement may be subject to the Federal capital issuance stamp tax for a maximum of one per cent. This tax, if any, will be borne by IsoTis.

4.2. SWISS FEDERAL TRANSFER STAMP TAX

     a. Stamp tax upon transfer of GenSci US Subsidiary Shares to IsoTis pursuant to the Agreement

The transfer of GenSci US Subsidiary Shares to IsoTis pursuant to the Agreement may be subject to Swiss Federal Transfer Stamp Tax for a maximum of
0.3 per cent.

     b.  Stamp tax upon transfer of IsoTis Shares

The transfer of such shares, whether by a Swiss resident or non resident holder, may be subject to a Swiss transfer stamp tax of 0.15 per cent of the sale proceeds.

5.   GIFT AND INHERITANCE TAX

Transfer of IsoTis Shares may be subject to cantonal and/or communal inheritance estate or gift taxes if the deceased or the donator were resident in a canton levying such taxes and in international circumstances if the applicable tax treaty allocates the right to tax to such canton.

ISSUE AND RESALE OF ISOTIS SHARES AND RESIDUALCO CLASS A SHARES

CANADIAN SECURITIES LAWS

The issuance of Residualco Class A Shares and IsoTis Shares to GenSci Regeneration Shareholders will constitute a distribution of shares by GenSci Regeneration which will be exempt from the registration and prospectus requirements of the securities legislation in each of the Provinces of Canada in which GenSci Regeneration Shareholders are resident. IsoTis will become a "reporting issuer" under the applicable securities legislation in British Columbia, Alberta, Ontario and Quebec.

Residualco Class A Shares and IsoTis Shares received pursuant to the Arrangement by holders of GenSci Regeneration Shares who are resident in Canada, may be freely sold pursuant to the securities laws of Canada excluding Quebec (Multilateral Instrument 45-102, Resale of Shares) provided that: (1) any person, company or combination of persons or companies holding a sufficient number of such shares to affect materially the control of such company will be restricted in reselling such shares pursuant to applicable securities laws; (2) no unusual effort is made to prepare the market or to create a demand for the IsoTis Shares; (3) no extraordinary commission or other consideration is paid to a person or company in respect of the trade; and (4) if the selling shareholder is an Insider (including a senior officer) of Residualco or IsoTis, as the case may be, the selling share holder has no reasonable grounds to believe that such issuer is in default of securities legislation.

Assuming that the relief requested from the Quebec Securities Commission is granted on the terms requested, Residualco Class A Shares and IsoTis Shares received pursuant to the Arrangement by holders of GenSci Regeneration Shares who are resident in Quebec may be freely sold pursuant to the securities laws of Quebec provided that no effort is made to prepare the market or to create a demand for the shares being sold.

To the extent that holders of GenSci Regeneration Shares reside in non-Canadian jurisdictions, the Residualco Class A Shares and IsoTis Shares received by such shareholders may be subject to certain trading restrictions under applicable securities laws. All such holders of GenSci Regeneration Shares residing outside Canada and the US are advised to consult their own legal advisors regarding such resale restrictions.

UNITED STATES SECURITIES LAWS

The Residualco Class A Shares and IsoTis Shares issued by GenSci Regeneration and IsoTis, respectively, pursuant to the Arrangement will be issued in reliance upon the exemption from registration requirements of the 1933 Act provided by Section 3(a)(10) thereof and, as a consequence, will not be registered thereunder or under the securities laws of any state or other jurisdiction of the United States. Section 3(a)(10) of the 1933 Act exempts from registration under the 1933 Act a security which is issued in exchange for outstanding shares where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue shares in such


                                      `70
exchange have the right to appear, by a court or by a governmental authority expressly authorised by law to grant such approval. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act with respect to the shares issued in connection with the Arrangement.

The restrictions on resale of Residualco Class A Shares and IsoTis Shares received pursuant to the Arrangement imposed by the 1933 Act will depend on whether the recipients of such shares are "affiliates" of GenSci Regeneration or IsoTis or were "affiliates" of either GenSci Regeneration or IsoTis prior to the Arrangement. As defined in Rule 144 under the 1933 Act and for the purposes of this section on "United States Securities Laws", an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders.

Persons who are not affiliates of IsoTis or GenSci Regeneration prior to the Arrangement and who will not be affiliates of IsoTis or GenSci Regeneration after the Arrangement may resell Residualco Class A Shares and IsoTis Shares received pursuant to the Arrangement in the United States without regard to Rules 144 or 145(c) and (d) under the 1933 Act.

Persons who are affiliates of either IsoTis or GenSci Regeneration prior to the Arrangement and who will be affiliates of IsoTis or GenSci Regeneration after the Arrangement may not resell IsoTis Shares or Residualco Class A Shares received pursuant to the Arrangement in the absence of registration under the 1933 Act, unless an exemption from registration is available, such as the exemption provided by Rule 145(d) under the 1933 Act, or unless the transaction is not subject to such requirements, as in the case of a transaction that satisfies the applicable requirements of Regulation S under the 1933 Act.

In general, under Rule 145(d) as currently in effect, persons who are affiliates of either IsoTis or GenSci Regeneration prior to the Arrangement who continue to be affiliates of IsoTis or GenSci Regeneration after the Arrangement will be entitled to resell in the United States during any three-month period that number of IsoTis Shares or Residualco Class A Shares that does not exceed the greater of 1% of the then outstanding shares of such class, or the average weekly reported volume of trading in such shares occurring on a national securities exchange, and/or through the automated quotation system of a registered securities association, during the four-week period preceding the date of sale, subject to certain restrictions on the manner of sale and the availability of public information about either IsoTis (with respect to sales of IsoTis Shares) or GenSci Regeneration (with respect to sales of Residualco Class A Shares).

Former affiliates of IsoTis or GenSci Regeneration who are not affiliates of IsoTis or GenSci Regeneration following the Arrangement and who hold their IsoTis Shares or Residualco Class A Shares for a period of one year after the Arrangement, may resell such shares without regard to the volume and manner of sale limitations set forth in the preceding sentence, subject to the availability of certain public information about either IsoTis (with respect to sales of IsoTis Shares) or GenSci Regeneration (with respect to sales of Residualco Class A Shares). Former affiliates of IsoTis or GenSci Regeneration who hold their IsoTis Shares or Residualco Class A Shares for a period of two years after the Arrangement may freely resell such shares, provided that such persons have not been affiliates of IsoTis during the three-month period preceding the resale.


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


Subject to certain limitations, all holders who receive IsoTis Shares or Residualco Class A Shares as a result of the Arrangement may immediately resell such shares outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act. Generally, subject to certain limitations, holders of IsoTis Shares or Residualco Class A Shares following the Arrangement who are not affiliates of IsoTis or GenSci Regeneration or who are affiliates of IsoTis or GenSci Regeneration solely by virtue of their status as an officer or director of IsoTis or GenSci Regeneration may, under the securities laws of the United States, resell their IsoTis Shares or Residualco Class A Shares in an "offshore transaction" (which would include a sale through TSX, Euronext or the SWX) if neither the seller nor any person acting on the seller's behalf engages in "directed selling efforts" in the United States and, in the case of a sale of such shares by an officer or director who is not an affiliate of IsoTis or GenSci Regeneration, or is an affiliate solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with such offer or sale other than a usual and customary broker's commission. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the shares being offered" in the resale transaction. Certain significant and additional restrictions are applicable to a holder of IsoTis Shares or Residualco Class A Shares who will be an affiliate of IsoTis or GenSci Regeneration other than by virtue of his or her status as an officer or director of IsoTis or GenSci Regeneration.

The IsoTis Shares issuable upon exercise of those IsoTis options to acquire IsoTis Shares to be issued under the Arrangement to GenSci Continuing Service Providers inside the United States are expected to be registered under the 1933 Act. As a result, such options may not be exercised until such registration becomes effective. The IsoTis Shares issuable upon exercise of those IsoTis options to acquire IsoTis Shares to be issued under the Arrangement to GenSci Continuing Service Providers outside the United States will be issued in accordance with the applicable requirements of Regulation S under the 1933 Act.

The foregoing discussion is only a general overview of the requirements of the United States securities laws that may be applicable to the resale of Residualco Class A Shares and IsoTis Shares received pursuant to the Arrangement. Recipients of Residualco Class A Shares and IsoTis Shares are urged to obtain legal advice to ensure that the resale of such shares complies with applicable United States securities laws. Further information applicable to United States shareholders is disclosed under the heading 'Notice to US GenSci Regeneration Shareholders'.

SWISS SECURITIES LAWS

According to SESTA, whoever, directly, indirectly or acting in concert with third parties, acquires or sells for his own account IsoTis Shares is obligated to report this to IsoTis and to the stock exchanges on which the shares are listed if, as a result of this transaction, such person's stake attains or exceeds (either upwards or downwards) the threshold percentage of 5, 10, 20, 33.33, 50 or 66.66 per cent. of the voting rights (whether exercisable or not). A group organized by way of agreement or otherwise shall comply with this reporting duty on a group basis and shall indicate a) the aggregate stake of the group, b) the identity of the group's members, c) the nature of the concerted action, and d) the representation of the group. If IsoTis or the stock exchanges have grounds to assume that a shareholder has not complied with its reporting duty, they shall report this to the supervisory authority. Whoever wishes to acquire securities may obtain a ruling from the supervisory authority as to whether or not a reporting duty exists. IsoTis shall publish the information reported to it relating to changes in voting rights. A fine shall be imposed on anyone who intentionally fails to report. (See Part C - Description of the Companies - Information regarding IsoTis - Major Shareholders of IsoTis.)


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


Public takeover bids for IsoTis Shares are ruled by SESTA. The bidder shall publish the bid in a prospectus, which shall contain accurate and complete information. The bidder shall extend equal treatment to all holders of the same category of shares. The duties of the bidder shall apply to all parties acting in concert with the bidder. Prior to publishing the bid, the bidder shall submit it for review to a securities trader or to one of the auditors recognized by the supervisory authority. The review body shall examine whether the bid is in conformity with the Law and the implementing provisions. The bidder shall publish the results of the public takeover bid upon expiration of the bid period. If the conditions of the bid have been fulfilled, the bidder shall extend the bid period for those holders of shares who have not yet accepted the bid.

Whoever, directly or indirectly or acting in concert with third parties, acquires IsoTis Shares which, when added to the shares already held, exceed the threshold of 33.33 per cent. of the voting rights (whether exercisable or not) of IsoTis, shall be required to present a bid for all of the IsoTis Shares. The bid price shall correspond, at a minimum, to the stock exchange price and may be no more than 25 per cent. below the highest price paid by the bidder for IsoTis Shares within the last twelve months (See Part C - Description of the Companies - Information regarding IsoTis - Public transfer offers).

According to the SWX Listing Rules, IsoTis must inform the market of any price-sensitive facts which have arisen in its sphere of activity and are not of public knowledge. Price-sensitive facts means new facts which because of their considerable effect on the issuer's assets and liabilities or financial position or on the general course of business are likely to result in substantial movements in the price of the securities. IsoTis must provide information without delay as soon as it has knowledge of the main points of the price-sensitive facts in question. However, it may postpone the disclosure of such information at certain conditions. In such case the issuer must guarantee the complete confidentiality of such facts. Disclosure must be carried out so as to ensure equal treatment of all market participants to the greatest extent possible.


NETHERLANDS SECURITIES LAWS

The issuance of IsoTis Shares by IsoTis to the holders of GenSci Regeneration Shares, will be exempted from the prospectus requirements of article 3 of the Act on the Supervision of the Securities Trade 1995 (Wet toezicht effectenverkeer 1995), because the IsoTis Shares will in the near future be listed on Euronext. Therefore, IsoTis Shares may be freely sold pursuant to the securities laws of the Netherlands, provided that no transactions shall be carried out or caused to be carried out in or from the Netherlands by a holder of IsoTis Shares while in possession of inside information (as defined in subsection 2 of article 46a of the Act on the Supervision of the Securities Trade 1995). In addition, if the holder of IsoTis Shares is a person referred to in subsection 3 of article 46b of the Act on the Supervision of the Securities Trade 1995 (for example, a managing director or supervisory director of a company which qualifies as a participation of IsoTis and which turnover is at least 10% of the consolidated turnover of IsoTis, or a person who holds (in)directly 25% of the share capital of IsoTis), such person shall observe in the event of a sale of the IsoTis Shares the applicable notification requirements referred to in article 46b of the Act on the Supervision of the Securities Trade 1995. Furthermore, it is prohibited for any person - whilst possessing inside information - and other than as part of his normal duties, profession or position (i) to disclose inside information (as defined in subsection 2 of article 46a of the Act on the Supervision of the Securities Trade 1995) to a third party or (ii) to recommend a third party to carry out or to case to be carries out transactions in the IsoTis Shares.

The foregoing is only a general overview of Netherlands securities laws that may be applicable to the sale of IsoTis Shares. Holders of IsoTis Shares are advised to obtain legal advice to ensure that the sale of such shares complies with applicable Netherlands securities laws.


INTERESTS OF MANAGEMENT OF GENSCI REGENERATION IN THE ARRANGEMENT

The officers of GenSci Regeneration, some of whom are also directors of GenSci Regeneration, may benefit from the Arrangement as IsoTis has offered them employment contracts with increased remuneration and IsoTis options (see 'Part C - Description of the Companies - Information Regarding the GenSci Group - Executive Compensation' and 'Part D - The Arrangement - Treatment of Outstanding Options'). A condition of the completion of the Arrangement is that GenSci Regeneration shall have delivered to IsoTis the written agreement of BioInterfaces that the total amount due to BioInterfaces pursuant to an in-licensing agreement between GenSci Regeneration and BioInterfaces does not exceed US$950,001. Upon making this payment, GenSci Regeneration will acquire ownership of certain in-licensed technologies. Mr. John Kay, who is now a consultant to the GenSci Group and a part owner of BioInterfaces, will be employed by the Combination as its Chief Scientific Officer and Global Head of Product Development.

GenSci US Subsidiary has agreed to pay a fee of US$50,000 to Dan Kollin, a director of GenSci Regeneration and proposed nominee director of the Combination, for his services in connection with the successful completion of the Arrangement.

The GenSci Regeneration executive officers, consultant and the Chairman of the GenSci Regeneration Board unanimously support the Transaction, however, to avoid any possible conflict of interest considering the compensation that they will receive in connection with new employment agreements, they have agreed not to vote at the GenSci Regeneration Meeting.

Other than that, the directors and officers of GenSci Regeneration will not receive any inducement, direct or indirect, as consideration for supporting the Arrangement. In addition, none of the directors or officers of GenSci Regeneration will be entitled to receive, directly or indirectly, consequent upon the Arrangement a consideration that is not identical to that paid to all other beneficial holders of GenSci Regeneration Shares or options, as the case may be.

The following tables contain information respecting the beneficial ownership by GenSci Regeneration directors and officers of GenSci Regeneration Shares, GenSci Regeneration Options, GenSci Regeneration Warrants and IsoTis Shares as at August 28, 2003:

                                   GENSCI             GENSCI              GENSCI
                             REGENERATION       REGENERATION        REGENERATION
DIRECTOR AND/OR OFFICER            SHARES            OPTIONS            WARRANTS      ISOTIS SHARES
                             ------------       ------------        ------------      -------------
Douglass C. Watson                 44,750            985,000                 nil                nil
James Trotman                      46,328            672,000                 nil                nil
Frank Clark                        15,000             50,000                 nil                nil
Peter Ludlum                          nil            250,000                 nil                nil
Cliff Nordal                          nil             50,000                 nil                nil
Dan Kollin                            nil             50,000                 nil                nil
Darrell Elliott                       nil             50,000                 nil                nil
Robert Bechard                        nil             25,000                 nil                nil

No director of GenSci Regeneration is also a director of IsoTis. This transaction was negotiated entirely at arm's length. Three of the GenSci Regeneration Board will become members of the Board of Directors of IsoTis on the Effective Date subject to IsoTis Shareholder approval.

COMPARISON OF SHAREHOLDERS' RIGHTS
Upon completion of the Transaction, shareholders of GenSci Regeneration, a company incorporated under the Company Act (British Columbia), will become shareholders of IsoTis, a stock corporation incorporated under the laws of Switzerland (Articles 620 to 761 of the Swiss Code of Obligations, the "Swiss Company Law"). Some of the significant rights and privileges of shareholders of both a Swiss company and a public British Columbia company are highlighted below. Differences arise mainly from differences between the Swiss Company Law and the Company Act and between the Articles of Association IsoTis and the GenSci Regeneration Memorandum and Articles. This section only provides an overview of selected matters of interest to shareholders and should not be seen as an exhaustive list of the differences between British Columbia and Swiss corporate law. This section only discusses the rules, laws and documents cited above, and does not discuss any other laws or regulations of either jurisdiction, particularly the securities laws.

GENERAL SHAREHOLDERS MEETINGS

BRITISH COLUMBIA

Under the Company Act, the board of directors of a company must call and hold an annual general meeting of shareholders at least once every calendar year not more than 13 months following the last annual general meeting. Shareholders must be provided with audited financial statements for the company dated not more than 6 months prior to such meeting. If a company fails to hold an annual general meeting of shareholders within the allotted time, a court may, on application by a shareholder, call or direct the calling of such a meeting.

The board of directors may call an extraordinary general meeting at any time appropriate for the purposes of transacting special business of the company which requires shareholder approval. The Company Act also provides that the holders of not less than 5% of the issued voting shares of a Company may requisition the directors to immediately give notice to call a general meeting of shareholders to be held within 4 months for the purposes stated in the requisition. As well, the holders of not less than 10% of the issued voting shares of a company may, at least 35 days before the meeting, provide the company with a nomination and appropriate information for a director(s) which the company is then required to distribute with its information circular (see "Voting at Shareholders Meetings").


SWITZERLAND

Under Swiss Company Law, an ordinary general meeting of shareholders must take place annually within six months after the end of its financial year, which for IsoTis is the calendar year. Extraordinary general meetings of shareholders are called as often as needed. A general meeting of shareholders is called by the board of directors and, if necessary, the auditors. Liquidators and representatives of bond obligees are also entitled to call such a meeting. Finally, the calling of a general meeting of shareholders may also be requested by one or more shareholders representing together at least 10% of the company's share capital. Shareholders representing shares of a par value of one million CHF may request items to be included in the agenda. The calling of a meeting and the inclusion of an item in the agenda shall be requested in written form listing the items and the proposed motions. If the board of directors fails to comply with such request within an appropriate time period, a judge shall order the calling of the meeting upon request of the applicants.

NOTICE OF SHAREHOLDERS MEETINGS

BRITISH COLUMBIA
The Company Act requires written notice of a general shareholders meeting must be provided to registered shareholders at least 21 days in advance of the meeting in the form provided for by the company's articles or, if the articles are silent on this area, such notice must set out the date, time and place of the meeting and the general nature of any special business to be transacted at such meeting. Management of a company must also provide each shareholder with a proxy for such meeting.

SWITZERLAND
Pursuant to Swiss Company Law, the general meeting of shareholders shall be called in the form provided for by the articles of association, at the latest 20 days prior to the day of the meeting. According to the Articles of Association IsoTis, the calling is made by publication of a notice in the Swiss Official Gazette of Commerce as well as by letter sent to each shareholder recorded in the share register (see "Share Certificates and Transfer" below). The notice shall mention the items of the agenda and the motions proposed by the board of directors as well, as the case might be, as the motions proposed by shareholders who have requested the calling of the meeting or an item to be included in the agenda. No resolutions may be passed on motions concerning agenda items which have not been duly announced; excepted are motions for the calling of an extraordinary general meeting of shareholders or the initiating of a special audit on certain facts (see "Examination of Corporate Records" below).

QUORUM REQUIRED FOR VOTING AT SHAREHOLDERS MEETINGS

BRITISH COLUMBIA
The Company Act provides that the necessary quorum for the transaction of business at a shareholders' meeting is two persons, unless the company has only one shareholder or unless otherwise specified in its articles. The articles of GenSci Regeneration provide that the quorum required for a meeting of shareholders shall be one person present in person or by proxy, entitled to vote thereat and representing, personally or by proxy, the holders of not less than 5% of the outstanding GenSci Regeneration Shares.


SWITZERLAND
No quorum is required for voting at a general meeting of shareholders.

VOTING AT SHAREHOLDERS MEETINGS

BRITISH COLUMBIA
Every shareholder has one vote in respect of each share of the company held unless otherwise provided in the articles. Only registered shareholders may vote at a shareholders' meeting.

Every shareholder entitled to vote at a general meeting may appoint a proxyholder to attend such meeting and vote on their behalf. Registered shareholders who do not beneficially own such shares may not vote them at a general meeting unless they provide the beneficial shareholder with all documentation received relating to such meeting and a written request for voting instructions. Any person, including the management of a company, who solicits proxies from shareholders must provide an information circular in the form required by the Company Act and Applicable Securities Laws.

The votes are made by show of hands unless a poll is requested by a shareholder or proxyholder in attendance at the meeting.

SWITZERLAND

Each share grants one vote in the general meeting of shareholders. Voting rights may only be exercised by shareholders recorded in the share register of the company as voting shareholders. Pursuant to the Swiss Company Law and the Articles of Association IsoTis, the company may refuse to enter a shareholder in the share register as a voting shareholder if such shareholder does not submit a declaration to the effect that he holds the shares in question in his own name and for his own account (see "Share Certificates and Transfer" below).

The shareholder may represent his shares at the general meeting of shareholders personally or may have them represented by a third person who need not be a shareholder unless otherwise provided in the articles of association, which is currently not the case in the Articles of Association IsoTis. Such representation shall be authorized by a written proxy. If the company proposes to the shareholders a member of its corporate bodies or another dependent person as a proxy for the general meeting of shareholders, it shall also designate an independent person who might be mandated as a proxy by the shareholders.

Proxies of deposited Shares may also be given to banks and other institutions which are subject to the Swiss Federal Law Regarding Banks and Savings Banks of November 8, 1934, as well as professional asset managers. According to Swiss Company law, any such proxy holders wishing to exercise voting rights for shares which have been deposited with them shall ask the depositor of such shares for specific instructions before each general meeting of shareholders. If the depositor does not provide specific instructions in time, the proxy holder for the deposited shares shall exercise the voting rights in accordance with any general instructions the depositor may have provided at the time such shares were deposited with the proxy holder; in case of the absence of any such instructions, the proxy holder shall vote such shares in favor of the motions of the board of directors.

The votes are made by show of hands unless a vote by secret pool is required by one or several shareholders representing at least 5% of the votes represented at the meeting or by the chairman of the meeting.

SHAREHOLDERS MEETINGS - ORDINARY AND SPECIAL RESOLUTIONS

ORDINARY RESOLUTIONS

BRITISH COLUMBIA

The business of each annual general meeting of a company generally includes
(i) the consideration of the audited financial statements and the report of the directors and auditors, (ii) the election of directors, (iii) reappointment of the incumbent auditor. These and certain other matters, such as the approval of a stock option plan, which are deemed by the Company Act, the memorandum or the articles of the company to not require approval by special resolution of not less than 75% of the votes cast at the meeting may be approved by a simple majority of the votes cast by the shareholders who vote in respect of the resolution at the general shareholders' meeting.

SWITZERLAND

Pursuant to Swiss Company Law, shareholders at a general meeting have the following minimum powers, which are inalienable: (i) the amendment of the articles of association; (ii) the election of the directors and auditors;
(iii) the approval of the annual report and of the consolidated statements of account; (iv) the approval of the annual financial statement as well as the resolution on the use of the balance sheet profit, in particular, the payment of dividends and of profit sharing by directors; (v) the release of the directors (see "Derivative Actions" below); and (vi) the passing of resolutions on matters which are reserved to the general meeting of shareholders either by law or by the articles of association.


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The general meeting of shareholders passes resolutions and carries out elections by absolute majority of the votes allocated to the shares represented at the meeting, to the extent the law or the articles of association do not provide otherwise (see below). Abstentions have the effect of votes against the resolution. Such resolutions include but are not limited to all inalienable powers mentioned under letter (i) to (v) above, except that some amendments to the articles of association are subject to a supermajority (see below).

SPECIAL RESOLUTIONS

BRITISH COLUMBIA

The Company Act requires that certain fundamental corporate changes must be approved by special resolution. These include:

1. certain amalgamations, mergers and (if ordered by a court) plans of arrangement;

2.   changes of corporate jurisdiction;

3.   changes to the memorandum and articles of a corporation;

4. a sale, lease or exchange of all or substantially all of the property or assets of a corporation other than in the ordinary course of business; and

5.   winding up the company.

The passing of such special resolutions may trigger dissent rights on behalf of the shareholders (see "Dissent Rights"). In certain cases, a special resolution to approve fundamental corporate changes is also required to be approved separately by the holders of a class or series of shares.

SWITZERLAND

Pursuant to Swiss Company Law, a resolution of the general meeting of shareholders passed by a supermajority of at least two-thirds of the votes represented and the absolute majority of the par value of the shares represented at the meeting is required to approve:

(i)     the change of the company's purpose;

(ii)    the creation of shares with privileged voting rights;

(iii)   the restriction on the transferability of registered shares;

(iv)    the creation of authorized share capital or conditional share capital;

(v) an increase of the share capital out of equity, against contribution in kind, for the purpose of acquisition of assets and the granting of special benefits;

(vi) the limitation or exclusion of pre-emptive rights of shareholders in connection with a share capital increase (see "Pre-Emptive Rights");

(vii)   the change of the domicile of the company; and

(viii)  the dissolution of the company without liquidation.

Provisions of the articles of association which set higher majorities than those provided by law for the taking of certain resolutions may only be adopted with such higher majority. The Articles of Association IsoTis do not currently set such higher majorities.


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TRANSACTIONS INVOLVING INTERESTED OFFICERS OR DIRECTORS

BRITISH COLUMBIA

Under the Company Act, contracts or transactions in which a director has an interest (and which are not otherwise excluded by the Company Act) are not invalid solely because of such interest, and such director will not have to account for any profit they made as a result, provided that:

1. the director or officer who is a party to the material contract or transaction discloses the nature and extent of their interest either at the earliest possible meeting of directors or in writing to the other directors;

2. the proposed contract or transaction is approved by the remaining directors at a meeting at which the interested director is not counted in the quorum; and

3. the director or officer must refrain from voting on any resolution to approve such contract or transaction.

Alternatively, such director will not have to account for any profit they made as a result of a material contract or transaction that was reasonable and fair to the company at the time it was entered into, and that was approved by special resolution once full disclosure of the nature and extent of their interest was made.

Directors and officers holding any office or possessing any property which could in any way create a conflict with their duties or interests of their respective positions must:

o in the case of a director, declare the fact and the nature and extent of the conflict at the earliest possible meeting of directors;

o in the case of an officer, disclose the fact and the nature and extent of the conflict in writing to the company's president.

The articles of GenSci Regeneration require that any material contract or proposed material contract in which a director or an officer has a material interest shall be referred to the Board or shareholders for approval, even if the contract is one that, in the ordinary course of the corporation's business, would not require approval by the Board or shareholders and a director who is interested in the contract so referred to the Board, shall not vote on any resolution to approve the same, except as provided by the Company Act.

In addition, policies of certain Canadian stock exchanges contain requirements regarding "related party" transactions. "Related party" is generally defined as including directors, senior officers and holders of at least 10% of the voting shares of an issuer. Rules for related party transactions generally require the approval of the transaction by shareholders, and require the company to supply more detailed disclosure in the proxy material sent to shareholders and, subject to certain exemptions, the preparation by an qualified independent party of a formal valuation of the related party transaction.

The accounts of a public company must also disclose details of any transaction of the company in which a director or a director related entity is involved.

SWITZERLAND

According to Swiss Company Law, the members of the board of directors as well as third parties engaged with the management shall carry out their duties with due care and must duly safeguard the interests of the company. According to the internal organizational rules of IsoTis, the members of the IsoTis Board shall take such steps


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as are necessary to best protect the interests of the company; no member of the IsoTis Board shall participate in the deliberations and resolutions on matters which affect, or reasonably might affect, the interests of such member or of a person close to such member; moreover, each of the members of the IsoTis Board shall comply with the code of conduct of IsoTis.

According to Swiss Company law, the members of the board of directors and the persons close to them who have unjustifiedly and in bad faith received dividends, shares of profit, or interest during construction period, are obliged to return them. They also are obliged to return other performances of the company to the extent such performance are obviously disproportionate to the consideration and to the economic situation of the company.

DISSENT RIGHTS

BRITISH COLUMBIA

The shareholders of a British Columbia company entitled to vote on certain matters specified by the Company Act may exercise dissent rights with respect to such matters, and by doing so require the company to purchase their shares at fair market value. Matters that trigger dissent rights include:

1. an amendment to its articles to add, remove or change restrictions on the issue, transfer of ownership of shares of the company;

2. an amendment to its articles to add, remove or change any restrictions upon the business or businesses that the company may carry on;

3. any amalgamation with another company (other than certain affiliated companies);

4.   a change of corporate jurisdiction;

5. the sale, lease or exchange of all or substantially all of its property, other than in the ordinary course of business; and

6. certain amendments to the articles of a company which requires a separate class or series of shares vote.

A shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization, or by a court order made in connection with an action for an oppression remedy. Although the Company Act does not provide a dissent right in respect of arrangements, GenSci Regeneration shareholders have been granted dissent rights in respect of the Arrangement and have been granted Section 126 Dissent Rights in respect of the
Section 126 Resolution.

SWITZERLAND
Swiss Company Law does not provide for such rights of dissent which allow a shareholder to require the company to purchase his shares.

OPPRESSION REMEDY

BRITISH COLUMBIA

In addition to the dissent rights described above, the Company Act provides that a shareholder has the right to apply to the court for an order on the ground that:

1. the affairs of the company or the powers of its directors are being conducted or exercised in a manner oppressive to one or more shareholders including the applicant; or


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2.   that some act of the company has been done, or is threatened, or that some shareholders resolution has been passed or is proposed that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such interim or final order as it sees fit, including an order to prohibit any act proposed by the company or to cancel or vary any transaction or resolution.

SWITZERLAND
According to Swiss Company Law, the board of directors and any shareholder may take legal action against the company to challenge resolutions of the general meeting of shareholders which violate the law or the articles of association. In particular, decisions are challengeable which:

(i) exclude or limit shareholders' rights thereby violating the law or the articles of association;

(ii)  exclude or limit shareholders' rights without proper reason;

(iii) discriminate or disadvantage shareholders in a manner not justified by the company purpose;

(iv) exclude the profit orientation of the company without the consent of all shareholders.

The right to challenge lapses if a suit is not filed within two months after the general meeting of shareholders. Provisional measures may be requested to the judge for the time of the procedure.

Moreover, some resolutions of the general meeting of shareholders are null and void, and such nullity may be called upon at any time. In particular, these include resolutions which:

(i) exclude or limit the shareholders' rights to participate in the general meeting of shareholders, the minimum voting rights, the right to sue, and other rights granted by mandatory provisions of law; and

(ii) limit the shareholders' rights to control beyond the extent provided by law.

DERIVATIVE ACTIONS

BRITISH COLUMBIA

Under the Company Act, a shareholder or director (the "complainant") of a company may apply to court for leave to:

1.   bring an action in the name and on behalf of a company,

     a. to enforce a right, duty or obligation owed to the company under any act or otherwise, that could be enforced by the company itself, or

     b.   to obtain damages for any breach of such right, or

2.   defend an action brought against the company.

A complainant shareholder must have been a shareholder of the company at the time of the event giving rise to the action. The court will not grant leave unless it is satisfied that: (i) the complainant has made reasonable efforts to cause the directors of the company to commence or diligently prosecute or defend the action; (ii) the complainant is acting in good faith; and (iii) it is prima facie in the interests of the company that the action be brought or defended. The court may grant the leave on


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any terms it considers appropriate. On a pending action, the court may authorize any person to control the conduct of the action, and can order that the company pay such person interim costs of conduct, including legal fees and disbursements. Any action brought or defended under this heading must not be discontinued, settled or dismissed without the approval of the court.

SWITZERLAND

According to Swiss Company Law, the members of the board of directors and all persons engaged in the management or liquidation of the company, as well as all persons engaged in the audit of the annual accounts and the consolidated statement, a capital increase, or a capital reduction, are liable not only to the company, but also to each shareholder and to the company's obligees for the damage caused by an intentional or negligent violation of their duties.

Outside of the bankruptcy of the company, in addition to the company, each shareholder is entitled to file an action for damage caused to the company. The claim of the shareholder is for performance to the company. However, the shareholders are requested annually at the ordinary general meeting of shareholders to vote on a resolution to "release" the members of the board of directors. This resolution of release has the following consequences: (i) if approved by the absolute majority of the votes allocated to the shares represented at the meeting, the resolution prevents the company from filing an action for damages against the directors which have been released for the facts which have been disclosed to shareholders; (ii) the shareholders who consented to the resolution and the shareholders who subsequently acquired shares with knowledge of the resolution cannot thereafter file such an action for damages; (iii) the other shareholders who either voted against the resolution of release or abstained from voting on this resolution, or whose shares were not represented at the meeting maintain their right to file an action, which right is extinguished six months after the resolution of release.

DIRECTOR QUALIFICATIONS

BRITISH COLUMBIA
Every company incorporated under the Company Act must have at least one director, and a reporting company (including GenSci Regeneration) must have at least three directors. Furthermore, a majority of the directors must be ordinarily resident in Canada and at least one director must be ordinarily resident in British Columbia. No person may qualify for election as a director if he is less than 18 years of age; if he is found to be incapable of managing his own affairs by reason of mental infirmity, if he is a corporation; or if he is an undischarged bankrupt, or if, unless the court orders otherwise, he was convicted in the last five years of an offence involving fraud or the management of a corporation. A director needs not hold shares of the company to act in such capacity.

The articles of GenSci Regeneration provide that the number of directors may be fixed or changed, from time to time, by ordinary resolution.

SWITZERLAND

According to the Articles of Association IsoTis, the IsoTis Board shall be composed of one or several members. According to the Swiss Company Law, all directors shall be shareholders, and the majority of them should have Swiss citizenship and be domiciled in Switzerland. However, IsoTis has applied for and has been granted an exemption to this rule. IsoTis Board may be composed of less than a majority of Swiss citizens domiciled in Switzerland, provided, however, that at least one member of the IsoTis Board authorized to represent the company is domiciled in Switzerland.


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REMOVAL OF DIRECTORS; FILLING VACANCIES ON THE BOARD OF DIRECTORS

BRITISH COLUMBIA

A director of a British Columbia company will cease to hold office when their term expires, when they die or resign, when they become unqualified, or when they are removed according to the memorandum or articles, or by special resolution of the shareholders. If the holders of any class or series of shares of a company have an exclusive right to elect one or more directors, a director so elected may only be removed by a special resolution at a meeting of that class or series of shareholders.

Subject to the company's articles, a quorum of directors may fill a casual vacancy among the directors for the unexpired term. A vacancy created by the removal of a director may be filled by majority vote at the meeting of shareholders at which the director is removed.

SWITZERLAND
According to the Articles of Association IsoTis, the members of the IsoTis Board are elected for three years and may be re-elected. Under the Swiss Company Law, the general meeting of shareholders is entitled to remove members of the board of directors and the auditors at any time by absolute majority of the votes allocated to the shares represented at the meeting. Claims for compensation by the persons removed remain reserved.

DUTIES AND LIABILITY OF DIRECTORS

BRITISH COLUMBIA

The Company Act imposes duties on directors to act honestly and in good faith and in the best interests of the company, and to exercise the care, diligence and skill of a reasonably prudent person. It also imposes joint and several personal liability upon directors who vote for or consent to resolutions authorizing certain actions that are in violation of the provisions of the Company Act relating to the payment of a director's indemnity, the acquisition of shares, the making of a loan or the payment of a dividend by the company while insolvent or resulting in insolvency. Directors not specifically dissenting to such resolutions may be deemed under the Company Act to have approved them. These rules are in addition to duties and liabilities imposed by other acts or rules of law. For example, under the British Columbia Employment Standards Act a director of any company carrying on business in British Columbia is personally liable to employees for up to 2 months wages in certain circumstances.

SWITZERLAND

According to Swiss Company Law, the members of the board of directors as well as third parties engaged with the management shall carry out their duties with due care and must duly safeguard the interests of the company. Circumstances being equal, they shall give equal treatment to shareholders. Some other duties are provided for by the internal organizational rules of the IsoTis Board.

Under the Swiss Company Law, the board of directors has the following non-transferable and inalienable duties: (i) the ultimate management of the company and the giving of necessary directives; (ii) the establishment of the organization of the company; (iii) the structuring of the accounting system and of the financial controls as well as the financial planning insofar as this is necessary to manage the company; (iv) the appointment and removal of the persons entrusted with the management and representation of the company;
(v) the ultimate supervision of the persons entrusted with the management, in particular, in view of compliance with the law, the articles of association, regulations and directives; (vi) the preparation of the business report, the general meeting of shareholders, and the implementation of its resolutions; and (vii) the notification of the judge in the case of overindebtedness.


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According to Swiss Company Law, if the annual balance sheet shows that half of the share capital and the legal reserves are no longer covered, the board of director shall without delay call a general meeting of shareholder and propose a financial reorganization. In case of a substantiated concern of overindebtedness, an interim balance sheet must be prepared and submitted to the auditors for examination. If the interim balance sheet shows that the claims of the company's obligees are neither covered if the assets are appraised at on-going business values nor at liquidation values, then the board of directors shall notify the judge unless obligees of the company subordinate their claims to those of all other company obligees to the extent of such insufficient coverage.

According to Swiss Company Law, the members of the board of directors and all persons engaged in the management or liquidation are liable not only to the company, but also to each shareholder and to the company's obligees for the damage caused by an intentional or negligent violation of their duties.

INDEMNIFICATION AND INSURANCE

BRITISH COLUMBIA

A company requires the approval of the Supreme Court of British Columbia before it may indemnify a current or former director or officer, or a current or former director or officer of a body corporate of which the company is or was a shareholder, plus that person's heirs and personal representatives (an "indemnifiable person") against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the person in respect of any civil, criminal or administrative action or proceeding to which the person is made a party by reason of being or having been a director or officer, including an action brought by the company, if:
(i) the person acted honestly and in good faith with a view to the best interests of the company; and (ii) in the case of a criminal or administrative action or proceeding, the person had reasonable grounds for believing that his conduct was lawful.

The Company Act also permits a company to purchase and maintain insurance for the benefit of an indemnifiable person against any liability incurred by the person as a director or officer.

SWITZERLAND
Swiss Company Law does not contain such provisions respecting indemnification and insurance of directors and officers. A company is allowed to purchase and maintain insurance for the benefit of an indemnifiable person against any liability incurred by such person as a director or officer.

EXAMINATION OF CORPORATE RECORDS

BRITISH COLUMBIA

Any person may examine all documents that a public company is required by Company Act to keep at its records office with the exception of the minutes of directors meetings and documents and instruments approved by the directors, other than contracts under which shares were allotted for non-cash consideration. The examination may take place during the usual business hours of the company. Any person is entitled on request to receive one copy of any other document they may inspect for a nominal copying charge per page, with the exception that each shareholder is entitled to receive one copy of the memorandum and articles of the company without charge.

SWITZERLAND

According to Swiss Company Law, no later than twenty days prior to the annual general meeting of shareholders, the business report and the auditors report shall be made available for inspection at the company's domicile. Any shareholder may request


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that a copy of these documents be immediately sent to him. Any shareholder may still request from the company the business report in the form approved by the general meeting of shareholders, as well as the auditors' report, during the year following the general meeting of shareholders.

At the general meeting of shareholders, any shareholder is entitled to request information from the board of directors concerning the affairs of the company and from the auditors concerning the execution and result of their examination. The information shall be given to the extent necessary for the exercising of shareholders' rights. It may be refused if business secrets or other interests of the company worth being protected are jeopardized. Company books and correspondence may only be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of business secret. If the information or the inspection is unjustifiedly refused, the judge at the domicile of the company shall order it upon request.

Any shareholder may propose at the general meeting of shareholders that certain facts be subject to a special audit if this is necessary for the exercising of shareholders' rights and if the right to information or the right for inspection has been previously exercised. If the general meeting of shareholders approves the motion, the company or any shareholder may, within 30 days, request the judge to appoint a special auditor. If the general meeting of shareholders does not approve the motion, shareholders who together represent at least ten percent of the share capital or who represent shares with a par value of two millions CHF, may, within 3 months, request the judge to appoint a special auditor. The applicants are entitled to the appointment of a special auditor if they credibly establish that founders or corporate bodies have violated the law or the articles of association and, thereby, have damaged the company or the shareholders.

SHARE CERTIFICATES AND TRANSFER

BRITISH COLUMBIA

Shareholders are entitled to a share certificate evidencing their shares, without charge, which the company must have ready for delivery within one month of allotment and payment. A properly signed share certificate is proof of title to the shares represented, barring evidence to the contrary. Shares are transferable in accordance with the company's articles, however, a proper instrument of transfer must be delivered to the company for the transfer to be registered by the company. Every company must keep a register of its shareholders, as well as a register of the transfer of its shares.

SWITZERLAND

IsoTis may abstain from the printing and delivery of its shares. These shares are included in the SIS clearing system for transferred IsoTis Shares (SIS registered share system) for booking purposes. A shareholder may call upon IsoTis to issue a written confirmation for his shares. However, the shareholder is not entitled to a claim for printing and delivery of share certificates for his shares. In the absence of share certificates, the shares are transferred by way of a request for registration of IsoTis shares with SIS and through simultaneous book entries with a bank or a depository agent. All transfers require a written declaration of assignment by the disposing shareholder and a notification of such assignment to IsoTis. In addition, such transfer also requires the entry of the acquirer's name in the IsoTis Share Register. As per the Swiss Company Law and the Articles of Association IsoTis, IsoTis may refuse to enter an IsoTis shareholder in the IsoTis Share Register as a voting shareholder if such shareholder does not submit a declaration to the effect that he holds the shares in question in his own name and for his own account. If the acquirer's name is not


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entered in the IsoTis Share Register as a voting shareholder, he will not be allowed to exercise his voting rights during a general meeting of shareholders; however, in such case he is entitled to received dividend payments and liquidation proceeds.

PRE-EMPTIVE RIGHTS

BRITISH COLUMBIA

The Company Act provides that, before allotting any shares, the directors of a company that is not a reporting company must offer those shares pro rata to existing shareholders. GenSci Regeneration is a reporting company so its shareholders do not have pre-emptive rights.

SWITZERLAND

According to the Swiss Company Law, in case of increase of the share capital, each shareholder is entitled to a portion of the newly issued shares corresponding to his prior participation. The resolution of the general meeting of shareholders may exclude the pre-emptive rights only for valid reasons; valid reasons are, in particular, the takeover of an enterprise, of parts of an enterprise, or of participations, as well as participations of employees. No one shall be advantaged or disadvantaged by such exclusion without proper reason. The limitation or exclusion of pre-emptive rights requires a resolution of the general meeting of shareholders passed by the supermajority.

NET PROFITS AND DIVIDENDS

BRITISH COLUMBIA

A company may pay dividends by declaration of its board of directors, however, a dividend may not be declared if the company is insolvent, or if the paying of such dividend would render the company insolvent.

SWITZERLAND

Swiss Company Law requires a company to retain at least 5% of its annual net profits as general reserves for so long as these reserves amount to less than 20% of its nominal share capital. All other net profits may be paid as dividends if approved by shareholders.

Under Swiss Company Law, a company may only pay dividends if it has sufficient distributable profits from prior business years, or if the reserves on its statutory annual financial statements prepared in accordance with Swiss statutory accounting rules are sufficient to allow the distribution of a dividend. In either event, dividends may be distributed only following approval by shareholders based on statutory annual financial statements. The board of directors may propose that a dividend be distributed, but shareholders retain the final authority to determine whether a dividend is paid. Statutory auditors must also confirm that the dividend proposal of the board of directors conforms to the law and the articles of association.

Dividends usually become due and payable promptly after the shareholders approve their payment. Dividends which remain unclaimed for five years after the due date become barred by the statute of limitations under Swiss law.

RIGHTS OF DISSENTING SHAREHOLDERS

DISSENT RIGHT - ARRANGEMENT RESOLUTION

As indicated in the Notices, and as provided in the Plan of Arrangement, any holder of GenSci Regeneration Shares is entitled to be paid the fair value of such shares in accordance with the Dissent Right in the Plan of Arrangement and provisions of section 207 of the Company Act if the shareholder duly dissents to the Arrangement Resolution and the Arrangement becomes effective. A holder of GenSci Regeneration Shares who dissents to the Arrangement Resolution and is paid the fair value of such shares will not be entitled to receive any IsoTis Shares or any Residualco Class A


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Shares. The fair value of such holder's GenSci Regeneration Shares will be determined as of the close of business on the Business Day before the adoption of the Arrangement Resolution. The payment for such fair value of the shares shall be made by GenSci Regeneration but reimbursed by IsoTis within the limits set out in the Arrangement Agreement.

GenSci Regeneration Shareholders registered as such on the record date of the Meeting may exercise rights of dissent pursuant to and in the manner set forth in Section 207 of the Company Act and the Interim Order, provided that the notice of dissent duly executed by such GenSci Regeneration Shareholder is received by GenSci Regeneration's registered and records office 48 hours in advance of the date of the Meeting. Dissenting Shareholders are ultimately entitled to be paid fair value for their Dissenting Shares and shall be deemed to have transferred their Dissenting Shares to GenSci Regeneration for cancellation immediately at the Effective Time and in no case shall GenSci Regeneration be required to recognize such Persons as holding GenSci Regeneration Shares after the Effective Time.

A vote against the Arrangement Resolution, an abstention from voting in respect of the Arrangement Resolution, or the execution or exercise of a Proxy to vote against the Arrangement Resolution does not constitute a notice of dissent, but a GenSci Regeneration Shareholder need not vote against the Arrangement Resolution in order to dissent. A GenSci Regeneration Shareholder who consents to or votes in favour of the Arrangement Resolution, other than as a proxy for a GenSci Regeneration Shareholder whose Proxy required an affirmative vote, or otherwise acts inconsistently with the dissent, will cease to be entitled to exercise any Dissent Rights.

GenSci Regeneration Shareholders who do not duly exercise their Dissent Right are not entitled to be paid fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a GenSci Regeneration Shareholder who is not a Dissenting Shareholder and shall receive Residualco Class A Shares and IsoTis Exchange Shares on the same basis as every other GenSci Regeneration Shareholder.

Pursuant to the terms of the Arrangement Agreement, the obligation of IsoTis to complete the Arrangement is subject to GenSci Regeneration not having received notices of dissent in respect of more than 10% of the number of GenSci Regeneration Shares which are issued as at the Effective Date. Should IsoTis not complete the Arrangement, whether as a result of the failure of the GenSci Regeneration Shareholders to approve the Arrangement Resolution or GenSci Regeneration receiving Notices of Dissent in excess of 10% of the number of GenSci Regeneration Shares which are issued as at the Effective Date, Dissenting Shareholders will not be entitled to receive fair value for their GenSci Regeneration Shares.

Prior to the Arrangement becoming effective, GenSci Regeneration will send a notice of intention to act to each Dissenting Shareholder stating that the Arrangement Resolution has been passed and informing the Dissenting Shareholder of its intention to act on such Arrangement Resolution. A notice of intention need not be sent to any GenSci Regeneration Shareholder who voted in favour of the Arrangement Resolution or who has withdrawn his notice of dissent. Within 14 days of GenSci Regeneration giving notice of its intention to act, the Dissenting Shareholder is required to send written notice to GenSci Regeneration that he requires GenSci Regeneration to purchase all of his GenSci Regeneration Shares, and at the same time to deliver certificates representing those GenSci Regeneration Shares to GenSci Regeneration. Upon such delivery, a Dissenting Shareholder will be bound to sell and GenSci Regeneration will be bound to purchase the GenSci Regeneration Shares subject to the demand for a payment equal to their fair value as of the day before the day on which the Arrangement Resolution was passed by the GenSci Regeneration Shareholders, including any appreciation or depreciation in anticipation of the vote. Every Dissenting Shareholder who has delivered a demand for payment must be paid the same price.

A Dissenting Shareholder who has sent a demand for payment, or GenSci Regeneration, may apply to the Court which may: (a) require the Dissenting Shareholder to sell and GenSci Regeneration to purchase the GenSci Regeneration Shares in respect of which a notice of dissent has been validly given; (b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors; (c) join in the application of any other Dissenting Shareholder who has delivered a demand for payment; and (d) make consequential orders and give such directions as it considers appropriate. No Dissenting Shareholder who has delivered a demand for payment may vote or exercise or assert any rights of a GenSci Regeneration Shareholder in respect of the GenSci Regeneration Shares for which a demand for payment has been given, other than the rights to receive payment for those GenSci Regeneration Shares. Until a Dissenting Shareholder who has delivered a demand for payment is paid in full, that Dissenting Shareholder may exercise and assert all the rights of a creditor of GenSci Regeneration. No Dissenting Shareholder may withdraw his demand for payment unless GenSci Regeneration consents.

Once the Arrangement becomes effective, none of the resulting changes to GenSci Regeneration will affect the rights of the Dissenting Shareholders or GenSci Regeneration or the price to be paid for the Dissenting Shareholder's GenSci Regeneration Shares. If the Court determines that a person is not a Dissenting Shareholder or is not otherwise entitled to dissent, the Court, without prejudice to any acts or proceedings that GenSci Regeneration or the GenSci Regeneration Shareholders may have taken during the intervening period, may make the order it considers appropriate to remove the restrictions on the Dissenting Shareholder from dealing with his GenSci Regeneration Shares.

Strict adherence to the procedures set forth above will be required and failure to do so may result in the loss of all Dissent Rights. Accordingly, each GenSci Regeneration Shareholder who might desire to exercise Dissent Rights should carefully consider and fully comply with the provisions set forth above and in Appendix D to this Information Circular and consult his or her legal advisor.

In addition to Dissent Rights, under the Company Act, a GenSci Regeneration Shareholder or a non-registered GenSci Regeneration Shareholder has the right to apply to Court on the grounds that some act of GenSci Regeneration has been done, or is threatened, or that some resolution of the GenSci Regeneration Shareholders has been passed or is proposed that is unfair or prejudicial to one or more of the GenSci Regeneration Shareholders, including the applicant. On such an application, the Court may make such order as it sees appropriate including an order to prohibit any act proposed by GenSci Regeneration or to cancel or vary any transaction or resolution.

EXERCISE OF SECTION 126 DISSENT RIGHTS

As provided in section 207 of the Company Act, any holder of GenSci Regeneration Shares is entitled to be paid the fair value of such shares in accordance with the provisions of section 207 of the Company Act if the shareholder duly dissents to the Section 126 Resolution, the Section 126 Resolution is approved and the GenSci OCF asset is sold. A holder (a "Section 126 Dissenting Shareholder") of GenSci Regeneration Shares who dissents to the
Section 126 Resolution and is paid the fair value of such shares will not be entitled to receive any of the proceeds from the sale or other disposition (the "Section 126 Transaction") of the GenSci OCF asset. The fair


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


value of such holder's GenSci Regeneration Shares will be determined as of the close of business on the Business Day before the adoption of the Section 126 Resolution. The payment for such fair value of the shares shall be made by GenSci Regeneration.

GenSci Regeneration Shareholders registered as such on the record date of the Meeting may exercise rights of dissent pursuant to and in the manner set forth in Section 207 of the Company Act, provided that the notice of dissent duly executed by such GenSci Regeneration Shareholder is received by GenSci Regeneration's registered and records office 48 hours in advance of the date of the Meeting. Section 126 Dissenting Shareholders are ultimately entitled to be paid fair value for their GenSci Regeneration Shares and shall be deemed to have transferred their GenSci Regeneration Shares to GenSci Regeneration for cancellation upon the effective time and date of the completion of the disposition of the GenSci OCF asset and in no case shall GenSci Regeneration be required to recognize such Persons as holding GenSci Regeneration Shares after that time.

A vote against the Section 126 Resolution, an abstention from voting in respect of the Section 126 Resolution, or the execution or exercise of a Proxy to vote against the Section 126 Resolution does not constitute a notice of dissent, but a GenSci Regeneration Shareholder need not vote against the
Section 126 Resolution in order to dissent. A GenSci Regeneration Shareholder who consents to or votes in favour of the Section 126 Resolution, other than as a proxy for a GenSci Regeneration Shareholder whose Proxy required an affirmative vote, or otherwise acts inconsistently with the dissent, will cease to be entitled to exercise any Section 126 Dissent Rights.

GenSci Regeneration Shareholders who do not duly exercise their Section 126 Dissent Right are not entitled to be paid fair value for their GenSci Regeneration Shares, shall be deemed to have participated in the Section 126 Transaction on the same basis as a GenSci Regeneration Shareholder who has not exercised its Section 126 Dissent Rights and shall receive consideration as a result of the Section 126 Transaction on the same basis as every other GenSci Regeneration Shareholder.

Prior to the Section 126 Transaction becoming effective, GenSci Regeneration will send a notice of intention to act to each Section 126 Dissenting Shareholder stating that the Section 126 Resolution has been passed and informing such Section 126 Dissenting Shareholder of its intention to act on such Section 126 Resolution. A notice of intention need not be sent to any GenSci Regeneration Shareholder who voted in favour of the Section 126 Resolution or who has withdrawn his notice of dissent. Within 14 days of GenSci Regeneration giving notice of its intention to act, each Section 126 Dissenting Shareholder is required to send written notice to GenSci Regeneration that he requires GenSci Regeneration to purchase all of his GenSci Regeneration Shares, and at the same time to deliver certificates representing those GenSci Regeneration Shares to GenSci Regeneration.

Upon such delivery, a Section 126 Dissenting Shareholder will be bound to sell and GenSci Regeneration will be bound to purchase the GenSci Regeneration Shares subject to the demand for a payment equal to their fair value as of the day before the day on which the Section 126 Resolution was passed by the GenSci Regeneration Shareholders, including any appreciation or depreciation in anticipation of the vote. Every Section 126 Dissenting Shareholder who has exercised its Section 126 Dissent Rights and who has delivered a demand for payment must be paid the same price. A Section 126 Dissenting Shareholder who has sent a demand for payment, or GenSci Regeneration, may apply to the Court which may: (a) require the Section 126 Disenting Shareholder to sell and GenSci Regeneration to purchase the GenSci Regeneration Shares in respect of which a notice of dissent has been validly given; (b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors; (c) join in the application of any other Section 126 Dissenting Shareholder who has delivered a demand for payment; and (d) make consequential orders and give such directions as it considers appropriate. No Section 126 Dissenting Shareholder who has delivered a demand for payment may vote or exercise or assert any rights of a GenSci Regeneration Shareholder in respect of the GenSci Regeneration Shares for which a demand for payment has been given, other than the rights to receive payment for those GenSci Regeneration Shares. Until a GenSci Regeneration Shareholder who has delivered a demand for payment is paid in full, that Shareholder may exercise and assert all the rights of a creditor of GenSci Regeneration. No Section 126 Dissenting Shareholder that exercises his Section 126 Dissent Rights may withdraw his demand for payment unless GenSci Regeneration consents.

Once the Section 126 Transaction becomes effective, none of the resulting changes to GenSci Regeneration will affect the rights of the Shareholders or GenSci Regeneration or the price to be paid for the Section 126 Dissenting Shareholder's GenSci Regeneration Shares. If the Court determines that a person is not a Section 126 Dissenting Shareholder or is not otherwise entitled to dissent, the Court, without prejudice to any acts or proceedings that GenSci Regeneration or the GenSci Regeneration Shareholders may have taken during the intervening period, may make the order it considers appropriate to remove the restrictions on such Section 126 Dissenting Shareholder from dealing with his GenSci Regeneration Shares.

Strict adherence to the procedures set forth above will be required and failure to do so may result in the loss of all Section 126 Dissent Rights. Accordingly, each GenSci Regeneration Shareholder who might desire to exercise
Section 126 Dissent Rights should carefully consider and fully comply with the provisions set forth above and in Appendix D to this Information Circular and consult his or her legal advisor.

SECTION 207 OF THE COMPANY ACT

The following is a brief summary of the provisions of section 207 of the Company Act. A GenSci Regeneration Dissenting Shareholder who gives duly notice of dissent to the Arrangement may require GenSci Regeneration, if the Arrangement becomes effective, to purchase all of the GenSci Regeneration Shares held by such shareholder at the fair value of such GenSci Regeneration Shares as of the day before the date on which the special resolution was passed. A GenSci Regeneration Shareholder may give notice of dissent in respect of the Arrangement by registered mail addressed to the registered office of GenSci Regeneration. The notice of dissent must be received at the registered office of GenSci Regeneration at least 48 hours before the GenSci Regeneration Meeting. As a result of giving notice of dissent such GenSci Regeneration Shareholder may, on receiving a notice of intention to act under
Section 207 of the Company Act, require GenSci Regeneration to purchase all GenSci Regeneration Shares of such shareholder in respect of which the notice of dissent was given. The text of Section 207 of the Company Act is set out in Appendix D to this Information Circular.

ADDRESS FOR DISSENT NOTICES

All Dissent Notices to GenSci Regeneration, in accordance with the provisions of the Plan of Arrangement, should be addressed to GenSci Regeneration at McCullough O'Connor Irwin, 1100 - 888 Dunsmuir Street, Vancouver, British Columbia V6C 3K4.

STRICT COMPLIANCE WITH DISSENT PROVISIONS REQUIRED

The foregoing summary does not purport to be a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such shareholder's GenSci Regeneration Shares, and is qualified in its entirety by reference to the Interim Order, the Plan of Arrangement and section 207 of the Company Act, the full texts of which are attached to this Information Circular as Appendix C, Appendix B and Appendix D, respectively. The Dissent Rights in the Plan of Arrangement and the provisions of section 207 of the Company Act require strict adherence to the procedures established therein and failure to do so may result in the loss of Dissent Rights. Accordingly, each GenSci Regeneration Shareholder who might desire to exercise Dissent Rights should carefully consider and comply with the provisions of those sections and should consult a legal advisor.

OTHER GENSCI REGENERATION BUSINESS

NAME CHANGE RESOLUTION

GenSci Regeneration proposes to change its name to SMC Ventures Inc. on or forthwith after the Effective Date in order to reflect its sale of GenSci OrthoBiologics to IsoTis, as is required by the Arrangement Agreement. The Company Act requires the change of name to be approved by three-quarters of the votes of the GenSci Regeneration Shareholders. Accordingly, GenSci Regeneration Shareholders are asked to approved the Name Change Resolution.

From and after the Effective Date, GenSci Regeneration has agreed in the Arrangement Agreement that neither GenSci Regeneration nor any of its subsidiaries will use the name "GenSci Regeneration" for any purpose unless otherwise agreed by IsoTis.

DISPOSITION OF GENSCI OCF INC.

Upon conclusion of the Arrangement, all of the GenSci OrthoBiologics business shall have been transferred to IsoTis and the GenSci US Subsidiary will become a wholly-owned subsidiary of IsoTis. Concurrently with the completion of the Arrangement, GenSci Regeneration will be seeking to sell its 60% interest in GenSci OCF, thereby divesting itself of all of its interest in its subsidiaries. After the sale of any IsoTis shares held back pursuant to ss.1.9 of the Plan of Arrangement, Residualco will be a company with fewer assets.

At the time of the proposed sale of its 60% interest in GenSci OCF, that asset will likely be the only asset held by Residualco. Section 126 of the Company Act requires that shareholder approval, by special resolution, is required to authorize the directors of a company to sell, lease or otherwise dispose of the whole or substantially the whole of the undertaking of a company. Accordingly, management is asking shareholders to consider and, if deemed advisable, to pass the Section 126 Resolution, which would permit the Company to sell its interest in GenSci OCF.

MDS WARRANT

In May 2003 GenSci Regeneration accepted a Term Sheet from MDS Capital Corporation, on behalf of a syndicate of investors, under which the investors agreed to provide a loan facility (the "MDS Loan") to GenSci regeneration in the principal amount of C$7,500,000, to be secured by units of secured subordinated notes and up to 11,250,000 common share purchase warrants (the "MDS Warrants"). 2,000,000 of the MDS Warrants (the "MDS Commitment Warrants") are issuable to the investors, subject to regulatory approval, upon the issuance of a commitment letter to GenSci Regeneration. The MDS Loan was required as an alternative financing arrangement to fund the Settlement Agreement with Osteotech.

Under the rules of TSX, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement or similar transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions. The application of TSX 25% Rule means that GenSci Regeneration will not receive TSX approval of the MDS Warrants without shareholder approval.

Accordingly, the MDS Warrants were conditionally approved by TSX, subject to shareholder approval. GenSci Regeneration's issued and outstanding share capital is currently 52,923,541 common shares. GenSci Regeneration is proposing that the GenSci Regeneration Shareholders authorize GenSci Regeneration to issue, or make subject to issue, 11,250,000 common share purchase warrants in respect of the MDS Warrants.

OTHER BUSINESS

GenSci Regeneration knows of no matter to come before the GenSci Regeneration Meeting, other than matters referred to in the Notice.

LEGAL MATTERS

Certain legal matters in connection with the Transaction will be passed upon by Lang Michener (Canadian counsel), Bourgeois Muller Pidoux & Partners (Swiss counsel) and Stibbe (Dutch counsel), on behalf of IsoTis and by McCullough O'Connor & Irwin (Canadian counsel) and Koffman Kalef (Canadian tax counsel), on behalf of GenSci Regeneration. As at the date hereof, the partners and associates of each of Lang Michener, Bourgeois Muller Pidoux & Partners, Stibbe, McCullough O'Connor & Irwin and Koffman Kalef, respectively, beneficially own, directly or indirectly, less than one percent of the outstanding common shares of each of IsoTis and GenSci Regeneration.

EXPERTS

The Fairness Opinion of Dlouhy has been included in this Information Circular upon the authority of said firm as experts in advising on financial matters. Certain tax law matters in connection with the Transaction have been passed upon by Koffman Kalef, given upon the authority of said firm as experts in tax law matters.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors of GenSci Regeneration, senior officers, or their respective associates or affiliates, are or have been indebted to GenSci Regeneration or its subsidiaries since the beginning of the last completed financial year of GenSci Regeneration.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise set out in this circular, none of the persons who were directors or officers of GenSci Regeneration at any time during GenSci Regeneration's last financial year, the proposed nominees for election to the GenSci Regeneration Board of directors of GenSci, the insiders of GenSci Regeneration or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect GenSci Regeneration or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of GenSci Regeneration or any proposed nominee of management of GenSci Regeneration for election as a director of GenSci Regeneration, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

Except as set out below, there are no management functions of GenSci Regeneration which are to any substantial degree performed by a person or company other than the directors or senior officers of GenSci. GenSci Regeneration employs one consultant who performs management functions for a subsidiary. John F. Kay, Ph.D. performs under contract as Vice President of Research and Development. During the year 2002 compensation paid was US$185,887. The term of the contract extends through July

2003 and provides for compensation of C$12,500 per month. Mr Kay holds 300,000 options, of which 99,900 are vested and 200,100 are unvested as of December 31, 2002.

Other than the directors' fees as disclosed above, there were no arrangements under which directors of GenSci Regeneration who are not Named Executive Officers were compensated by GenSci Regeneration for services in their capacity as such or for services as consultants or experts, nor were any amounts paid to the directors for committee participation or special assignments. During the most recently completed financial year, GenSci Regeneration did not grant stock options to any of its directors.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of GenSci Regeneration are Ernst & Young LLP, of Toronto, Ontario. The registrar and transfer agent for GenSci Regeneration is Pacific Corporate Trust Company at 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8 and 66 Wellington Street West, 52nd Floor, Suite 5210, P.O. Box 240, TD Tower, Toronto, Ontario, MSK 1J3.

RESIDUALCO AFTER THE ARRANGEMENT

GENERAL

Upon conclusion of the Arrangement, GenSci OrthoBiologics will be transferred to IsoTis and the GenSci US Subsidiary will become a wholly-owned subsidiary of IsoTis. Concurrently with the completion of the Arrangement, Residualco will be seeking to sell its 60% interest in GenSci OCF Inc., thereby divesting itself of all of its interest in its subsidiaries. Thereafter, Residualco will be a shell company with minimal assets.

Assuming GenSci Regeneration Shareholders approve the Name Change Resolution, Residualco will be named "SMC Ventures Inc.". The objective of Residualco will be to find a suitable business to acquire in accordance with the requirements of TSX Venture Exchange. To achieve this, Residualco will explore acquisition opportunities, primarily with its two largest investors, MDS and Royal Bank of Canada.

It is currently intended that the current directors and officers of Residualco will continue in office after the Effective Date. For information regarding those individuals and executive compensation please refer to 'Part C - Description of the Companies - Information Regarding the GenSci Group - Executive Compensation and New Executive Agreements'.

On the Effective Date, the directors and officers of Residualco will collectively own directly or indirectly, an aggregate of 10,608 Residualco Class A Shares, representing a 0.20% interest in Residualco after giving effect to the Arrangement and the 1 (new) for 10 (old) share consolidation.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Residualco will continue to be Ernst & Young LLP, Chartered Accountants, of Toronto, Canada. The registrar and transfer agent will continue to be Pacific Corporate Trust Company of Vancouver and Toronto.

CAPITALISATION

After giving effect to the Arrangement, there will be approximately 5,292,354 Residualco Class A Shares issued and outstanding (one Residualco Class A Share for each ten old GenSci Regeneration Shares assuming no Residualco Class A Shares are issued subsequent to August 21, 2003, the record date).


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


There will also be an aggregate of 121,742 Residualco Class A Shares reserved for issuance pursuant to terms of convertible securities as follows, assuming none of the holders thereof exercise such convertible securities between the date hereof and the Effective Date:

                                                             RESIDUALCO CLASS A
CONVERTIBLE SECURITY                                         SHARES RESERVED(1)
-----------------------------------------------------------  ------------------
Options expiring more than 30 days after the Effective Date              96,742
Warrants expiring December 9, 2003                                       25,000
                                                             ------------------
TOTAL                                                                   121,742
                                                             ==================

---------------
1   After accounting for the 10 (old) for 1 (new) share consolidation

SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION FOR RESIDUALCO

The following selected unaudited pro forma consolidated financial information for Residualco is based on the assumptions described in the respective notes to the Residualco pro forma consolidated financial statements attached hereto. The pro forma consolidated financial statements have been prepared based on the assumptions, among other things, that the Arrangement had occurred on December 31, 2002 and on June 30, 2003, for the purposes of the balance sheet, and on January 1, 2002, for the purposes of the statement of loss. THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS ARE NOT NECESSARILY INDICATIVE OF WHAT RESIDUALCO CONSOLIDATED FINANCIAL POSITION AND LOSS WOULD HAVE BEEN IF THE EVENTS REFLECTED THEREIN HAD BEEN IN EFFECT ON THE DATES INDICATED, NOR DOES IT PURPORT TO PROJECT RESIDUALCO CONSOLIDATED FINANCIAL POSITION OR LOSS FOR ANY FUTURE PERIODS. The pro forma consolidated financial statements are based on certain assumptions and adjustments, including the non-recurring expenditures related to the Arrangement.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS FOR RESIDUALCO
(Canadian GAAP and in Canadian dollars)

                                                              AS AT
                                                      JUNE 30,   DECEMBER 31,
                                                          2003           2002
                                                  ------------   ------------
ASSETS
Current
Cash and cash equivalents                              345,087        337,540
Short-term investments                                      --         90,000
Accounts receivable, net                               316,938        281,117
Other receivable                                            --        175,000
Processing costs and inventory, net                    384,697        904,725
Prepaid expenses and deposits                           46,524         15,034
                                                  ------------   ------------
Total current assets                                 1,093,246      1,803,416
                                                  ------------   ------------
Capital assets, net                                     14,964         16,084
Goodwill                                               469,828        469,828
Intangible assets, net                                 137,255        142,402
                                                  ------------   ------------
                                                     1,715,293      2,431,730
                                                  ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities not subject to compromise
  Accounts payable and accrued liabilities             310,176        358,508
Current liabilities subject to compromise              157,322        152,313
                                                  ------------   ------------
Total current liabilities                              467,498        510,821
                                                  ------------   ------------
Shareholders' equity
Capital stock                                       28,503,120     28,496,320
Contributed surplus                                  4,529,185      4,434,549
Deficit                                            (31,784,510)   (31,009,960)
                                                  ------------   ------------
Total shareholders' equity                           1,247,795      1,920,909
                                                  ------------   ------------
                                                     1,715,293      2,431,730
                                                  ============   ============

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF LOSS FOR RESIDUALCO (Canadian GAAP and in Canadian dollars)

                                                          FOR THE SIX       FOR THE YEAR
                                                               MONTHS              ENDED
                                                         PERIOD ENDED        DECEMBER 31
                                                        JUNE 30, 2003               2002
                                                        -------------        -----------
Revenues                                                    1,654,918          3,443,659
                                                        -------------        -----------
Operating expenses
Cost of sales                                                 957,682          2,195,657
Marketing, general and administrative                         675,825          1,868,555
Research and development                                       10,000             21,188
                                                        -------------        -----------
                                                            1,643,507          4,085,400
                                                        =============        ===========
Income (loss) before the following                             11,411           (641,741)
Interest income                                                 1,465              9,406
Amortization                                                   (8,702)          (144,484)
Reorganization costs                                          (73,582)          (129,474)
Write-down of intangible assets                                     -           (457,955)
Reserve for litigation verdict                                      -                  -
                                                        -------------        -----------
Loss from continuing operations                               (69,408)        (1,364,248)
Gain from discontinued operations                                   -            415,000
                                                        -------------        -----------
Net loss for the period                                       (69,408)          (949,248)
                                                        =============        ===========
Basic and diluted net loss per share
  From continuing operations                                  $ (0.01)           $ (0.26)
  From discontinued operations                                      -               0.08
                                                        -------------        -----------
Net loss per share                                            $ (0.01)           $ (0.18)
                                                        =============        ===========
Weighted average number of common shares outstanding        5,257,512          5,257,446

RECENT DEVELOPMENTS
The Arrangement also contains a provision that prohibits GenSci Regeneration (and requires them to cause the GenSci Regeneration Subsidiaries to refrain) from (i) engaging either in the business of GenSci OrthoBiologics or IsoTis or generally in the field of OrthoBiologics for a period of two years after the Effective Date, (ii) soliciting or recruiting any key employee of GenSci US Subsidiary (or any successor thereto) or IsoTis, and (iii) using the name "GenSci" without the permission of IsoTis. Notwithstanding the above prohibitions, GenSci OCF is expressly permitted to fulfill the obligations of a transfer pricing agreement between GenSci OCF and GenSci US Subsidiary under which GenSci OCF was granted non-exclusive marketing and distribution rights for certain GenSci OrthoBiologics products.

Residualco is a party to the Settlement Agreement. It is jointly responsible, with GenSci US Subsidiary, to make the payments to Osteotech set out under 'Part D - The Arrangement - Payment to Osteotech and Other Creditors of the GenSci Group'.

RISK FACTORS
RESIDUALCO CLASS A SHARES SHOULD BE CONSIDERED VERY SPECULATIVE AND SUBJECT TO SIGNIFICANT RISKS. IF THE ARRANGEMENT IS COMPLETED, THE RISKS AFFECTING RESIDUALCO AS AN ONGOING CONCERN INCLUDE THE FOLLOWING:

NO EXISTING BUSINESS; NO ASSURANCE OF SUBSEQUENT TRANSACTION

There is no assurance that Residualco will identify potential businesses or assets which warrant acquisition or investment (the "Subsequent Transaction"), in whole or in part. As at the date of this Information Circular, Residualco has not identified any potential business or assets for acquisition. Furthermore, the acquisition of an interest in a business or asset, if effected through the issuance of common shares from treasury, could result in a change of control of Residualco, and GenSci Regeneration Shareholders after the Effective Date may suffer further dilution of their investment. There is no assurance that Residualco will identify a business or asset which warrants acquisition. If a suitable business or asset is identified, management may determine that current market conditions make the terms of the acquisition uneconomic. Residualco may find that even if the terms of the acquisition are economically sound, it may not be able to finance the acquisition and additional funds will be required to complete the transaction. Residualco may be in competition with others with greater resources. Residualco does not have material business operations or assets other than some cash, and has no written or oral agreements for the acquisition of a business or asset at the date of this Information Circular. Residualco Class A Shares are suitable only for those investors who are willing to rely solely on the management of Residualco and who can afford to lose all of their investment. (See 'Residualco After the Arrangement - General'.)

NO OPERATING HISTORY

Residualco Class A Shares are highly speculative since Residualco will only be established on the Effective Date and will have had no material business operations. There will be no established market for the common shares of Residualco. Residualco will have no material assets other than some cash, will not have a history of earnings nor will it have paid any dividends and it is unlikely to enjoy earnings or to pay dividends in the immediate or foreseeable future.

REQUIREMENT FOR ADDITIONAL FINANCING

Residualco's financial resources will be sufficient to identify only a limited number of businesses or assets and, if so identified, Residualco may not be able to finance the acquisition unless it obtains additional funds. There is no assurance that Residualco will be able to secure financing or that such financing will be obtained on terms favourable to Residualco. Failure to obtain adequate financing could result in significant delays in identifying a suitable deal and Residualco may risk becoming delisted or cease traded.

RELIANCE ON MANAGEMENT; DIRECTORS' AND OFFICERS' INVOLVEMENT IN OTHER PROJECTS

The directors of Residualco will devote such time as is required to effectively manage Residualco. Residualco will be dependent on its management team, who have not yet been identified. The loss of any one of them could have an adverse effect on Residualco. In such event, Residualco will seek satisfactory replacements but there can be no guarantee that proper personnel may be found. The directors and officers of Residualco will not be devoting all their time to the affairs of Residualco, but will be devoting such time as required to effectively manage Residualco. Some of the directors and officers of Residualco are engaged and will continue to be engaged in the search for business prospects on their own behalf or on behalf of others. No members of management have entered into non-competition agreements with Residualco.

NO PUBLIC MARKET

There is currently no public market for the common shares of Residualco and there can be no assurance that an active public market on NEX will develop or be sustained after the Effective Date.

POSSIBLE TRADING SUSPENSION OR DELISTING

Residualco may seek to effect the Subsequent Transaction through the facilities of TSX Venture Exchange, however, TSX Venture Exchange may not approve a Subsequent Transaction where Residualco fails to meet the minimum listing requirements of TSX Venture Exchange upon completion of the Subsequent Transaction or for any other reason in the sole discretion of TSX Venture Exchange.

REQUIREMENT TO MEET MINIMAL LISTING REQUIREMENTS

After the Arrangement, Residualco may not be eligible for listing on TSX. If so, it will seek a listing of its shares on NEX.

DILUTION

The financial risk of Residualco's future activities will be borne, to a significant degree, by Residualco Shareholders, who will likely suffer immediate dilution as a result of the Subsequent Transaction. See 'Share Capital - Dilution'.

AS A RESULT OF THESE FACTORS, RESIDUALCO CLASS A SHARES ARE ONLY SUITABLE FOR THOSE INVESTORS WHO ARE WILLING TO RELY ON MANAGEMENT OF RESIDUALCO AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT IN RESIDUALCO CLASS A SHARES.

CERTIFICATE OF GENSCI REGENERATION

As previously set out in this Information Circular, the information contained therein relating to IsoTis and GenSci Regeneration was supplied for inclusion herein by IsoTis and GenSci Regeneration, respectively. Each of IsoTis and GenSci Regeneration and their respective directors and officers have relied on the information relating to the other and provided by the other, and takes no responsibility for any errors in such information or omissions therefrom.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The contents and the sending of the Notice of Meeting and this Information Circular have been approved by the GenSci Regeneration Board.

DATED September 1, 2003.

              (Signed)                                   (Signed)
----------------------------------------     ----------------------------------
Douglass Watson                              Peter Ludlum
President and Chief Executive Officer        Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

              (Signed)                                   (Signed)
----------------------------------------     ----------------------------------
James Trotman                                Douglass Watson
Chairman                                     Director

PART F - FINANCIAL STATEMENTS

TABLE OF CONTENTS

ISOTIS SA UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS        F-4
   Report to the Directors of IsoTis SA                                      F-5
   Unaudited Pro Forma Condensed Combined Statement of Financial
   Position as of June 30, 2003                                              F-6
   Unaudited Pro Forma Condensed Combined Statement of Operations for the
   Six-months ended June 30, 2003                                            F-7
   Unaudited Pro Forma Condensed Combined Statement of Financial
   Position as of December 31, 2002                                          F-8
   Unaudited Pro Forma Condensed Combined Statement of Operations
   for the Year-ended December 31, 2002                                      F-9
   Notes to the Unaudited Pro Forma Condensed Combined Financial Statements F-10 ISOTIS SA
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2003
AND DECEMBER 31, 2002 AND FOR THE SIX AND THREE MONTHS PERIODS ENDED
JUNE 30, 2003 AND 2002                                                      F-19
    Condensed Consolidated Balance Sheets as of June 30, 2003 and
    December 31, 2002                                                       F-20
    Condensed Consolidated Statements of Operations for the six and
    three month periods ended June 30, 2003 and 2002                        F-22
    Condensed Consolidated Statements of Cash Flows for the six months
    ended June 30, 2003 and 2002                                            F-23
    Notes to Condensed Consolidated Financial Statements                    F-24
CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000                                            F-27
    Report of the Group Auditors to the Directors of IsoTis SA              F-29
    Consolidated Balance Sheets as of December 31, 2002, 2001 and 2000 F-30 Consolidated Statements of Operations for the years ended
    December 31, 2002, 2001 and 2000                                        F-32
    Consolidated Statements of Shareholders' Equity as of
    December 31, 2002, 2001 and 2000                                        F-33
    Consolidated Statements of Cash Flows for the years ended
    December 31, 2002, 2001 and 2000                                        F-34
    Notes to the Consolidated Financial Statements                          F-36
THE MODEX GROUP
CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE ELEVEN MONTH PERIOD
ENDED NOVEMBER 30, 2002 AND AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000                                                  F-55
    Report of the Group Auditors to the Directors of IsoTis SA              F-56
    Consolidated Statement of Income and Expenses for the eleven months ended November 30, 2002 and the years ended December 31,
    2001 and 2000                                                           F-57
    Consolidated Balance Sheet as of November 30, 2002, and
    December 31, 2001 and 2000                                              F-58
    Consolidated Statement of Changes in Shareholders' Equity as of
    November 30, 2002, and December 31, 2001 and 2000                       F-59
    Consolidated Statement of Cash Flows for the eleven months ended
    November 30, 2002 and the years ended December 31, 2001 and 2000        F-61
    Notes to the Consolidated Financial Statements                          F-62

GENSCI REGENERATION SCIENCES INC.
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX AND
THREE MONTH PERIODS ENDED JUNE 30, 2003 AND 2002                            F-88
    Consolidated Balance Sheets as at June 30, 2003 and December 31,
    2002                                                                    F-89
    Consolidated Statements of Loss and Deficit for the three and six
    months ended June 30, 2003 and 2002                                     F-90
    Consolidated Statements of Cash Flows for the three and six
    months ended June 30, 2003 and 2002                                     F-91
    Notes to Consolidated Financial Statements                              F-92
CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
    DECEMBER 31, 2002, 2001 AND 2000                                       F-104
    Auditors' Report                                                       F-105
    Consolidated Balance Sheets as at December 31, 2002 and 2001           F-106
    Consolidated Statements of Loss and Deficit for the years ended
    December 31, 2002, 2001 and 2000                                       F-107
    Consolidated Statements of Cash Flows for the years ended
    December 31, 2002, 2001 and 2000                                       F-108
    Notes to Consolidated Financial Statements                             F-109
GENSCI REGENERATION SCIENCES INC.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003                                                              F-134
    Management Responsibility Statement                                    F-135
    Compilation Report                                                     F-136
    Unaudited Pro Forma Consolidated Balance Sheet as at June 30, 2003 F-137 Unaudited Pro Forma Consolidated Balance Sheet as at
    December 31, 2002                                                      F-138
    Unaudited Pro Forma Consolidated Statement of Loss for the
    six-months ended June 30, 2003                                         F-139
    Unaudited Pro Forma Consolidated Statement of Loss for the
    year ended December 31, 2002                                           F-140
    Notes to Unaudited Pro Forma Consolidated Financial Statements         F-141

ISOTIS SA
UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

REPORT TO THE DIRECTORS OF ISOTIS SA

We have reviewed, as to compilation only, the accompanying IsoTis SA unaudited pro forma condensed combined statements of financial position as of June 30, 2003 and December 31, 2002 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2003 and the year ended December 31, 2002. We performed our review, as to compilation only, in accordance with Canadian generally accepted standards as promulgated by the Canadian Institute of Chartered Accountants. These pro forma condensed combined financial statements have been prepared for inclusion in the information circular in connection with the Arrangement Agreement involving IsoTis SA and GenSci Regeneration Sciences Inc. In our opinion, the pro forma condensed combined statements of financial position and the pro forma condensed combined statements of operations have been properly compiled to give effect to the implementation of the Arrangement Agreement and other assumptions and adjustments described in the notes thereto.

Geneva, Switzerland, September 1, 2003
Ernst & Young Ltd


  /s/ Mark J. Hawkins                             /s/ Stuart A. Reid
---------------------------                     -------------------------------


Mark J. Hawkins                                 Stuart Reid
Chartered Accountant                            Chartered Accountant
(Auditor in charge)

ISOTIS SA
UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2003



                                            GENSCI                          GENSCI       PRO FORMA
                         ISOTIS SA  ORTHOBIOLOGICS(1)    CURRENCY   ORTHOBIOLOGICS     ADJUSTMENTS         COMBINED       COMBINED
                            (EURO)         (CAN $)    ADJUSTMENTS           (EURO)A         (EURO)           (EURO)         (US $)J
                     -------------  --------------   ------------   --------------   -------------    -------------   ------------
ASSETS
CURRENT ASSETS:
Cash and cash
equivalents           E 67,958,623     $ 2,092,095       (751,271)     E 1,340,824   E (5,290,185)c    E 64,009,262   $ 73,501,836
Trade receivables,
net                        863,039       3,812,555     (1,369,089)       2,443,466               -        3,306,505      3,796,860
Processing costs
and inventories            433,716       6,537,842     (2,347,739)       4,190,103       2,702,616c,d     7,326,435      8,412,945
Prepaid expenses
and other current
assets                   3,640,617         344,025       (123,539)         220,486               -        3,861,103      4,433,705
                     -------------  --------------   ------------   --------------   -------------    -------------   ------------
Total current assets    72,895,995      12,786,517     (4,591,638)       8,194,879      (2,587,569)      78,503,305     90,145,346
Non-current assets:
Restricted cash                  -         753,896       (270,724)         483,172               -          483,172        554,826
Other non-current
assets                     734,563               -              -                -        (734,563)c              -              -
Property, plant and
equipment, net           4,805,574       1,063,808       (382,013)         681,795               -        5,487,369      6,301,146
Goodwill                         -               -              -                -      14,327,991c      14,327,991     16,452,832
Intangible assets,
net                        899,281               -              -                -      20,115,340c      20,669,176     23,734,415
                                                                                          (345,445)c
                     -------------  --------------   ------------   --------------   -------------    -------------   ------------
Total non-current
assets                   6,439,418       1,817,704       (652,737)       1,164,967      33,363,323       40,967,708     47,043,219
                     -------------  --------------   ------------   --------------   -------------    -------------   ------------
Total assets
                      E 79,335,413     $14,604,221     (5,244,375)     E 9,359,846    E 30,775,754    E 119,471,013   $137,188,565
                     =============  ==============   ============   ==============   =============    =============   ============
LIABILITIES AND
SHAREHOLDERS' EQUITY
Current liabilities:
Trade payables and
other current
liabilities            E 4,136,626       3,688,004     (1,324,361)     E 2,363,643               -      E 6,500,269      7,464,260
Deferred revenue           246,309         539,000       (193,555)         345,445        (345,445)c        246,309        282,837
Current portion of
capital lease
obligations                715,572          34,574        (12,416)          22,158               -          737,730        847,135
Current portion of
interest-bearing
loans
and borrowings           4,026,839               -              -                -               -        4,026,839      4,624,019
Amount due to
GenSci Regeneration              -      40,880,195    (14,680,078)      26,200,117     (26,200,117)n              -              -
Current liabilities
subject to
compromise                       -      16,649,202     (5,978,728)      10,670,474      (4,326,075)o      6,344,399      7,285,273
                     -------------  --------------   ------------   --------------   -------------    -------------   ------------
Total current
liabilities              9,125,346      61,790,975    (22,189,138)      39,601,837     (30,871,637)      17,855,546     20,503,524

Non-current
liabilities:
Capital lease
obligations                187,565               -              -                -               -          187,565        215,381
Interest-bearing
loans and borrowings        67,996               -              -                -       4,326,075o       4,394,071      5,045,712
                     -------------  --------------   ------------  --------------    -------------    -------------   ------------
Total non-current
liabilities                255,561               -              -                -       4,326,075        4,581,636      5,261,093
Minority interest          921,651               -              -                -               -          921,651      1,058,332
Shareholders'
equity (deficit)        69,032,855     (47,186,754)    16,944,763      (30,241,991)     57,321,316c      96,112,180    110,365,616
                     -------------  --------------   ------------   --------------   -------------    -------------   ------------
Total liabilities
and shareholders'
equity                E 79,335,413    $ 14,604,221     (5,244,375)     E 9,359,846    E 30,775,754    E 119,471,013   $137,188,565
                     =============  ==============   ============   ==============   =============    =============   ============

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.


1. See Note 3 GenSci OrthoBiologics Basis of Presentation.

ISOTIS SA
UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS FOR THE
SIX-MONTHS ENDED JUNE 30, 2003


                                            GENSCI                          GENSCI       PRO FORMA
                            ISOTIS  ORTHOBIOLOGICS(1)    CURRENCY   ORTHOBIOLOGICS     ADJUSTMENTS         COMBINED       COMBINED
                            (EURO)         (CAN $)    ADJUSTMENTS           (EURO)A         (EURO)           (EURO)         (US $)J
                     -------------  --------------   ------------   --------------   -------------    -------------   -------------
REVENUES
Product sales          E 1,000,398     $15,473,595     (5,828,284)     E 9,645,311    E          -     E 10,645,709    $11,771,379
Grants and other           226,672               -              -                -               -          226,672        250,470
                     -------------  --------------   ------------   --------------   -------------    -------------   ------------
                         1,227,070      15,473,595     (5,828,284)       9,645,311               -       10,872,381     12,021,849
COSTS AND EXPENSES
Costs of sales             481,014       5,645,103     (2,126,284)       3,518,819               -        3,999,833      4,422,685
Reserve for
litigation verdict               -          20,551         (7,741)          12,810               -           12,810         14,166
Research and
development              6,414,640       1,512,411       (569,655)         942,746       1,071,361f       8,522,097      9,418,482
                                                                                           93,350p
Marketing, General
and Administrative       4,736,802       7,941,920     (2,991,404)       4,950,516         185,848g       9,932,573     10,954,930
                                                                                           (33,943)m
                                                                                            93,350p
Amortization                     -         299,514       (112,815)         186,699        (186,699)p              -              -
Reorganization
costs                            -         393,810       (148,332)         245,478               -          245,478        271,453
                     -------------  --------------   ------------   --------------   -------------    -------------   ------------
Total operating
expenses                11,632,456      15,813,309     (5,956,241)       9,857,068       1,223,267       22,712,791     25,081,716
                     -------------  --------------   ------------   --------------   -------------    -------------   ------------
Loss from
operations             (10,405,386)       (339,714)       127,957         (211,757)     (1,223,267)     (11,840,410)   (13,059,867)
INTEREST INCOME            643,856          12,598         (4,745)           7,853               -          651,709        720,145
INTEREST EXPENSE           (94,024)         (4,197)         1,581           (2,616)              -          (96,640)      (106,790)
                     -------------  --------------   ------------   --------------   -------------    -------------   ------------
Net loss before
taxes and minority
interest                (9,855,554)       (331,313)       124,793         (206,520)     (1,223,267)     (11,285,341)   (12,446,512)
Provision for
income taxes                     -               -              -                -               -                -              -
Minority interest          129,494               -              -                -               -          129,494        143,091
                     -------------  --------------   ------------   --------------   -------------    -------------   ------------
Net loss from
continuing
operations            E (9,726,060)      $(331,313)       124,793       E (206,520)   E (1,223,267)   E (11,155,847)n $(12,303,421)
Net loss from
discontinued
operations, net           (254,628)              -              -                -               -         (254,628)      (281,364)
                     -------------  --------------   ------------   --------------   -------------    -------------   ------------

Net loss              E (9,980,688)      $(331,313)     E 124,793       E (206,520)   E (1,223,267)   E (11,410,475)  $(12,584,785)
                     =============  ==============   ============   ==============   =============    =============   ============
BASIC AND DILUTED
NET LOSS PER SHARE:
Before
discontinued
operations                 E (0.23)                                                                         E (0.16)        $(0.18)
Discontinued
operations                   (0.01)                                                                           (0.01)         (0.00)
Net loss per share         E (0.24)                                                                         E (0.17)        $(0.18)
Weighted average
shares outstanding      41,327,695                                                                       68,849,625h    68,849,625h

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

1. See Note 3. GenSci OrthoBiologics Basis of Presentation.

ISOTIS SA
UNAUDITED PRO FORMA CONDENSED
COMBINED STATEMENT OF FINANCIAL POSITION AS OF
DECEMBER 31, 2002(1)

                                            GENSCI                          GENSCI       PRO FORMA
                         ISOTIS SA  ORTHOBIOLOGICS       CURRENCY   ORTHOBIOLOGICS     ADJUSTMENTS         COMBINED      COMBINED
                            (EURO)         (CAN $)(2) ADJUSTMENTS           (EURO)A         (EURO)           (EURO)       (US $)J
                     -------------  --------------   ------------   --------------   -------------    -------------  ------------
ASSETS
CURRENT ASSETS:
Cash and cash
equivalents           E 81,348,581      $2,945,296     (1,168,693)     E 1,776,603    E (6,024,748)c   E 77,100,436    $80,901,487
Trade receivables,
net                        493,081       3,565,704     (1,414,871)       2,150,833               -        2,643,914      2,774,259
Processing costs
and inventories            295,206       5,714,371     (2,267,462)       3,446,909       2,136,106c,d     5,878,221      6,168,017
Prepaid expenses
and other current
assets                   2,790,941         864,141       (342,891)         521,250               -        3,312,191      3,475,482
                     -------------  --------------   ------------   --------------   -------------    -------------   ------------
Total current assets    84,927,809      13,089,512     (5,193,917)       7,895,595      (3,888,642)      88,934,762     93,319,245
Non-current assets:
Restricted cash                  -         856,534       (339,873)         516,661               -          516,661        542,132
Other non-current
assets                           -               -              -                -               -                -              -
Property, plant and
equipment, net           6,144,527       1,363,750       (541,136)         822,614               -        6,967,141      7,310,621

Goodwill                         -               -              -                -      15,784,999c      15,784,999     16,563,199
Intangible assets,
net                      1,534,985               -              -                -      20,115,340c      21,650,325     22,717,686
                     -------------  --------------   ------------   --------------   -------------    -------------   ------------
Total non-current
assets                   7,679,512       2,220,284       (881,009)       1,339,275      35,900,339       44,919,126     47,133,638
                     -------------  --------------   ------------   --------------   -------------    -------------   ------------
Total assets          E 92,607,321     $15,309,796     (6,074,926)     E 9,234,870    E 32,011,697    E 133,853,888   $140,452,883
                     =============  ==============   ============   ==============   =============    =============   ============
LIABILITIES AND
SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables and
other current
liabilities            E 7,949,896      $3,290,280     (1,305,582)     E 1,984,698               -      E 9,934,594    $10,424,369
Deferred revenue           323,749               -              -                -               -          323,749        339,710
Current portion of
capital lease
obligations                696,945         126,600        (50,235)          76,365               -          773,310        811,434
Current portion of
interest-bearing
loans and borrowings     2,846,574               -              -                -               -        2,846,574      2,986,910
Amount due to
GenSci Regeneration              -      39,586,070    (15,707,753)      23,878,317     (23,878,317)n              -              -
Current liabilities
subject to
compromise                       -      19,497,238     (7,736,504)      11,760,734      (4,326,075)o      7,434,659      7,801,188
                     -------------  --------------   ------------   --------------   -------------    -------------   ------------
Total current
liabilities             11,817,164      62,500,188    (24,800,074)      37,700,114     (28,204,392)      21,312,886     22,363,611
Non-current
liabilities:
Capital lease
obligations                421,792               -              -                -               -          421,792        442,586
Interest-bearing
loans and borrowings        73,573               -              -                -       4,326,075o       4,399,648      4,616,551
                     -------------  --------------   ------------   --------------   -------------    -------------   ------------
Total non-current
liabilities                495,365               -              -                -       4,326,075        4,821,440      5,059,137
Minority interest        1,210,838               -              -                -               -        1,210,838      1,270,531
Shareholders'
equity (deficit)        79,083,954     (47,190,392)    18,725,148      (28,465,244)     55,890,014c     106,508,724    111,759,604
                     -------------  --------------   ------------   --------------   -------------    -------------   ------------
Total liabilities
and shareholders'
equity                E 92,607,321     $15,309,796     (6,074,926)     E 9,234,870    E 32,011,697    E 133,853,888   $140,452,883
                     =============  ==============   ============   ==============   =============    =============   ============

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

1. The unaudited pro forma statement of financial position as of December 31, 2002 is supplementally provided. Such statement of financial position is not required under Canadian regulatory requirements.
2.   See Note 3. GenSci OrthoBiologics Basis of Presentation.

                                  ISOTIS SA
        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                   FOR THE YEAR-ENDED DECEMBER 31, 2002



                                            MODEX                      MODEX                     COMBINED       GENSCI(1)
                                        (PRIOR TO                  (PRIOR TO      PROFORMA     ISOTIS AND       ORTHO-
                         ISOTIS SA   ACQUISITION)    CURRENCY   ACQUISITION)   ADJUSTMENTS          MODEX    BIOLOGICS     CURRENCY
                            (EURO)          (CHF) ADJUSTMENTS         (EURO)I,B       EURO         (EURO)       (CAN$)  ADJUSTMENTS
                     -------------  ------------- -----------  -------------   -----------  -------------  -----------  -----------
REVENUES
Product sales          E 1,545,219     CHF161,000     (51,246)     E 109,754             -      1,654,973  $34,266,080  (11,125,511)
Grants and other         2,136,720              -           -              -             -      2,136,720           -             -
                     -------------  ------------- -----------  -------------   -----------  -------------  ----------   -----------
Total revenues           3,681,939        161,000     (51,246)       109,754             -      3,791,693  34,266,080   (11,125,511)
Costs and expenses
Costs of sales             519,455        386,000    (122,864)       263,136             -        782,591  11,511,850    (3,737,667)
Reserve for
litigation verdict               -              -           -              -             -              -   1,705,265      (553,665)
Research and
development              9,916,520     14,140,232  (4,500,836)     9,639,396      (842,746)k   18,773,170   3,385,044    (1,099,056)

Marketing, general
and adminstrative        9,156,456      6,742,541  (2,146,151)     4,596,390      (402,078)k   13,350,768  17,954,503    (5,829,468)


Amortisation                     -              -           -              -             -              -     815,335      (264,723)
Reorganization costs             -              -           -              -                            -   1,226,954      (398,367)
Impairment of long
lived assets             2,419,710        779,000    (247,956)       531,044             -      2,950,754           -             -
                     -------------  ------------- -----------  -------------   -----------  -------------  ----------   -----------
Total operating
expenses                22,012,141     22,047,773  (7,017,807)    15,029,966    (1,244,824)    35,797,283  36,598,951   (11,882,946)
                     -------------  ------------- -----------  -------------   -----------  -------------  -----------  -----------
Loss from operations   (18,330,202)   (21,886,773)  6,966,561    (14,920,212)    1,244,824    (32,005,590)  (2,332,871)     757,435
Interest income          1,896,853        701,178    (223,185)       477,993             -      2,374,846       21,534       (6,992)
Interest expense          (113,136)             -           -              -             -       (113,136)     (44,119)      14,325
                     -------------  ------------- -----------  -------------   -----------  -------------  -----------  -----------
Net loss before
taxes, minority
interest and
extraordinary item     (16,546,485)   (21,185,595)  6,743,376    (14,442,219)    1,244,824    (29,743,880)  (2,355,456)     764,768
Provision for
income taxes                     -              -           -              -             -              -            -            -
Minority interest           95,530              -           -              -             -         95,530            -            -
                     -------------  ------------- -----------  -------------   -----------  -------------  -----------  -----------
Net loss before
extraordinary item     (16,450,955)   (21,185,595)  6,743,376    (14,442,219)    1,244,824    (29,648,350)  (2,355,456)     764,768
Extraordiary gain
from negative
goodwill (l)               360,823              -           -              -             -        360,823            -            -
                     -------------  ------------- -----------  -------------   -----------  -------------  -----------  -----------
Net loss             E (16,090,132) CHF(21,185,55)  6,743,376  E (14,442,219)    1,244,824  E (29,287,527) $(2,355,456)     764,768
                     =============  ============= ===========  =============   ===========  =============  ===========  ===========
Basic and diluted
net loss per share
Before
extraordinary item        E  (0.57)
Extraordinary item            0.01
                     -------------
Net loss per share        E  (0.56)
                     =============
Weighted average
shares outstanding      28,727,084


                                                       COMBINED        COMBINED
                           GENSCI                 ISOTIS, MODEX   ISOTIS, MODEX
                           ORTHO-      PROFORMA      AND GENSCI      AND GENSCI
                        BIOLOGICS   ADJUSTMENTS  ORTHOBIOLOGICS  ORTHOBIOLOGICS
                           (EURO)A       (EURO)          (EURO)           (US$)
                     ------------  ------------  --------------  --------------
REVENUES
Product sales        E 23,140,569         E   -    E 24,795,542     $23,401,156
Grants and other                -             -       2,136,720       2,021,123
                     ------------  ------------  --------------  --------------
Total revenues         23,140,569             -      26,932,262      25,422,279
Costs and expenses
Costs of sales          7,774,183     2,702,616e     11,259,390      10,626,285
Reserve for
litigation verdict      1,151,600             -       1,151,600       1,086,663
Research and
development             2,285,988     2,142,721f     23,417,185      22,139,552
                                        275,306p
Marketing, general
and adminstrative      12,125,035       371,697g     25,994,743      24,559,497
                                       (128,063)m
                                        275,306p
Amortisation              550,612      (550,612)p             -               -
Reorganization costs      828,587             -         828,587         781,864
Impairment of long
lived assets                    -             -       2,950,754       2,791,118
                     ------------  ------------  --------------  --------------
Total operating
expenses               24,716,005     5,088,971      65,602,259      61,984,979
                     ------------  ------------  --------------  --------------
Loss from operations   (1,575,436)   (5,088,971)    (38,669,997)    (36,562,700)
Interest income            14,542             -       2,389,388       2,260,089
Interest expense          (29,794)            -        (142,930)       (135,130)
                     ------------  ------------  --------------  --------------
Net loss before
taxes, minority
interest and
extraordinary item     (1,590,688)   (5,088,971)    (36,423,539)    (34,437,741)
Provision for
income taxes                    -             -               -               -
Minority interest               -             -          95,530          90,362
                     ------------  ------------  --------------  --------------
Net loss before
extraordinary item     (1,590,688)   (5,088,971)    (36,328,009)    (34,347,379)
Extraordiary gain
from negative
goodwill (l)                   -              -         360,823         341,302
                     ------------  ------------  --------------  --------------
Net loss             E (1,590,688) E (5,088,971)  E (35,967,186)n  $(34,006,077)
                     ============  ============  ==============  ==============
Basic and diluted
net loss per share
Before
extraordinary item                                      (E 0.53)         ($0.50)
Extraordinary item                                         0.01            0.01
                                                 --------------  --------------
Net loss per share                                      (E 0.52)         ($0.49)
                                                 ==============  ==============
Weighted average
shares outstanding                                   68,743,690h     68,743,690h

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

1.   See Note 3. GenSci OrthoBiologics Basis of Presentation.

ISOTIS SA
NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS.


1.   BASIS OF PRESENTATION

IsoTis SA, entered into a definitive arrangement agreement dated May 31, 2003, as amended and restated dated June 25, 2003 and August 28, 2003, with GenSci Regeneration Sciences Inc. ("GenSci Regeneration") to acquire substantially all of the assets and liabilities of GenSci Regeneration. These acquired assets and assumed liabilities are defined as GenSci OrthoBiologics. The boards of directors of both companies have approved the Arrangement Agreement. Completion of the Arrangement is subject to, among other approvals, shareholder approval, approval of the Supreme Court of British Columbia, approval of the Switzerland, Euronext and Canadian stock exchanges and GenSci Regeneration's US subsidiary's emergence from Chapter 11 bankruptcy.

On December 3, 2002, the merger of IsoTis NV and Modex Therapeutiques SA ("Modex") became unconditional and Modex acquired 98.12% of the outstanding shares of IsoTis NV. As a result of the merger, Modex Therapeutiques SA was renamed IsoTis SA. Pre-merger IsoTis ceased to exist as a separate accounting entity, and the shareholders of pre-merger IsoTis became shareholders of IsoTis SA. After the transaction, the pre-merger IsoTis shareholders owned approximately 66% of the then outstanding stock of IsoTis SA and the Modex shareholders owned the remaining ordinary shares of IsoTis SA.

The merger with Modex was accounted for under the purchase method of accounting and was treated as a reverse acquisition (or "reverse takeover") because the shareholders of pre-merger IsoTis owned the majority of IsoTis SA's ordinary shares after the merger. Pre-merger IsoTis was considered the acquirer for accounting and financial reporting purposes. The results of operations of Modex have been included in the IsoTis SA historical information only from December 3, 2002, the date of acquisition. The historical financial statements prior to December 3, 2002 are those of pre-merger IsoTis.

The unaudited pro forma condensed combined financial statements (the "pro forma statements") presented herein are derived from the historical consolidated financial statements of IsoTis SA (prepared in accordance with accounting principles generally accepted in the United States ("US GAAP")), Modex (prepared in accordance with International Financial Reporting Standards and reconciled to US GAAP) and GenSci Regeneration (prepared in accordance with accounting principles generally accepted in Canada and reconciled to US GAAP ) and have been adjusted to give effect to the acquisitions of Modex and GenSci OrthoBiologics by IsoTis SA. The pro forma statements contained herein use the purchase method of accounting, with IsoTis SA treated as the acquirer of Modex and GenSci OrthoBiologics as if the acquisitions had been completed on January 1, 2002 in the unaudited pro forma condensed combined statements of operations for the year-ended December 31, 2002 and the six-months ended June 30, 2003 and on December 31, 2002 and June 30, 2003 for each of the respective balance sheet dates.

Under the purchase method of accounting, the total estimated purchase price, calculated as described in note (c) to these pro forma statements, is allocated to the assets acquired and liabilities assumed of GenSci OrthoBiologics, based on their fair values as of the completion of the arrangement. Independent valuation specialists are currently conducting an independent valuation in order to assist the management of Isotis SA in determining the fair values of a significant portion of these assets. The preliminary work performed by the independent valuation specialists has been

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS.

considered in management's estimates of the fair values reflected in these pro forma statements. A final determination of these fair values, which cannot be made prior to the completion of the arrangement, will include management's consideration of a final valuation prepared by the independent valuation specialists. This final valuation will be based on the actual assets and liabilities of GenSci OrthoBiologics that exist as of the date of completion of the arrangement.

The pro forma statements should be read in conjunction with the following historical consolidated annual and unaudited six month financial statements and unaudited pro forma consolidated financial statements and accompanying notes (included in the Information Circular on the pages specified):

o IsoTis SA December 31, 2002, 2001 and 2000 Consolidated Financial Statements (beginning at F-27)

o IsoTis SA June 30, 2003 Unaudited Condensed Consolidated Financial Statements (beginning at F-19)

o Modex Group November 30, 2002 Consolidated Financial Statements (begining at F-55 - see also note 27 "Reconciliation to Accounting Principles Generally Accepted in the United States."

o GenSci Regeneration Sciences Inc. June 30, 2003 Unaudited Consolidated Financial Statements (beginning at F-88)

o GenSci Regeneration Sciences Inc. December 31, 2002 Consolidated Financial Statements (beginning at F-104)

o GenSci Regeneration Sciences Inc. unaudited pro forma Consolidated Financial Statements (beginning at F-134)

The pro forma statements are not intended to represent or be indicative of the consolidated results of operations or financial condition of IsoTis SA that would have been reported had the business combinations been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of IsoTis SA.


2.   PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

(a) Represents the historical results of GenSci OrthoBiologics converted to euros. The statements of operations were converted at an exchange rate of
     0.6753 and 0.6234 which represents the average exchange rates during the year ended December 31, 2002 and the six month period ended June 30, 2003, respectively. The statements of financial position were converted at the exchange rate of 0.6032 and 0.6409 which represents the exchange rate on December 31, 2002 and June 30, 2003, respectively.

(b) Represents the historical results of Modex converted to euros. The statement of operations was converted at an exchange rate of 0.6817 which represents the average exchange rate during the eleven months ended November 30, 2002.

(c) Pursuant to the Arrangement Agreement, the number of "Isotis Exchange Shares" was that number of IsoTis SA shares equal to the difference between 29,150,000 and the aggregate of a) the Dissenting Shareholder Entitlement - as defined, and b) the GenSci Continuing Service Provider Option Allotment - as defined. For purposes of

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS.

     these pro forma financial statements, it is assumed there were no dissenting shareholders. The number of dissenting shareholders and related shares will not be known until two business days before the GenSci Regeneration Meeting.

     As required by the terms of the Arrangement Agreement, as of the GenSci Regeneration Continuing Service Provider Determination Date - as defined, to be included in the GenSci Continuing Service Provider Option Allotment, certain employees or directors holding options to purchase GenSci Regeneration shares agree with IsoTis SA and GenSci Regeneration, in writing, not to exercise his or her GenSci Regeneration Options at any time during the period commencing immediately before the determination date and ending immediately after the effective date of the arrangement. For purposes of these pro forma statements, it was assumed that holders of 3,330,750 GenSci Regeneration options would be the GenSci Continuing Service Providers that have agreed not to exercise during the time period in question. At June 30, 2003, approximately 4,634,250 options were outstanding. Per the Arrangement Agreement, each GenSci Regeneration option is converted into 0.4888 IsoTis SA options. The value of the options granted by IsoTis SA was determined using a Black-Scholes valuation model. In accordance with the terms of the IsoTis SA options granted, all options granted vest immediately with an exercise price of CHF 1.

     The actual number of shares of IsoTis SA shares to be issued will be determined based on the actual number of GenSci Continuing Service Providers who elect not to exercise their options prior to the determination date and the actual number of dissenting shareholders. The average market price per share of IsoTis SA shares of E0.9529 is based on an average of the closing prices for a range of trading days (two days before and after) the announcement date (June 3, 2003) of the proposed arrangement.

     In addition to the value of the shares exchanged, IsoTis SA estimated that direct transaction costs incurred in connection with the business combination will amount to E5,500,000. Additionally, the Arrangement Agreement provides that GenSci OrthoBiologics is permitted to repay GenSci Regeneration up to, but not exceeding, US$ 600,000 (E524,748) of principal of the GenSci OrthoBiologics loans, to fund reasonable out of pocket expenses incurred in connection with the business combination. IsoTis SA will fund any loan repayments by GenSci OrthoBiologics to GenSci Regeneration. IsoTis SA has treated the full amount of the obligation of E524,748 as additional cash consideration paid in connection with the acquisition.

The estimated total purchase price of the Gensci OrthoBiologics acquisition is as follows:

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS.


Maximum number of Isotis SA shares to be issued to GenSci Regeneration
shareholders                                                                                     29,150,000
Less:
GenSci Continuing Service Providers                                             3,330,750
Conversion ratio                                                                   0.4888        (1,628,070)
                                                                             ------------
Dissenting shareholders                                                                                   -
                                                                                              -------------
Total shares expected to be issued                                                               27,521,930
                                                                                              -------------
IsoTis SA share price                                                                              E 0.9529
                                                                                              -------------
Value of shares exchanged                                                                      E 26,225,647
Cash consideration                                                                                  524,748
Value of options granted by Isotis to GenSci option holders                                       1,986,245
Estimated transaction costs                                                                       5,500,000
                                                                                              -------------
Estimated purchase price                                                                       E 34,236,640
                                                                                              =============




Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to GenSci OrthoBiologics's assets acquired and liabilities assumed based on their estimated fair values at the date of the completion of the arrangement. Based on the preliminary independent valuation, and subject to the final valuation and other factors as described in the basis of presentation to these unaudited pro forma condensed combined financial statements, the preliminary estimated purchase price is allocated as follows:

                                                                                 June 30,      December 31,
                                                                                     2003              2002
                                                                             ------------     -------------
Estimated purchase price                                                       34,236,640       E34,236,640
Net liabilities assumed                                                        (3,696,429)       (4,586,927)
                                                                             ------------     -------------
Excess of cost over net liabilities assumed                                    37,933,069        38,823,567
Amount allocated to identifiable intangible assets:
Patents                                                                        (6,559,350)       (6,559,350)
Unpatented technology                                                         (10,582,418)      (10,582,418)
In-process research and development                                              (787,122)         (787,122)
Distribution network                                                           (2,973,572)       (2,973,572)
                                                                             -------------    -------------
                                                                              (20,902,462)      (20,902,462)
Inventory                                                                      (2,702,616)       (2,136,106)
Goodwill                                                                       14,327,991        15,784,999
                                                                             ------------     -------------
                                                                                        -                 -
                                                                             ============     =============


Of the total estimated purchase price, a preliminary estimate of E3,696,429 and E4,586,927 at June 30, 2003 and December 31, 2002, respectively, has been allocated to net liabilities acquired and E20,902,462 to amortisable intangible assets, including in process research and development, which is charged to expense immediately in the period in which the acquisition is completed under US GAAP. IsoTis SA expects to amortise the patent, unpatented technology, and distribution network on a straight line basis over an average useful live of 8 years. The related amortisation expense is reflected as a pro forma adjustment to the unaudited pro forma condensed combined

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS.

statements of operations. Due to its non-recurring nature, the immediate write-off of in process research and development expense is excluded from the unaudited pro forma condensed combined statement of operations.

Net liabilities assumed as of June 30, 2003 exclude unearned revenue recorded by GenSci OrthoBiologics of CAN$539,000 (E345,445) related to proceeds from the sale of certain technology to Isotis in June 2003. The related technology has been recorded as an intangible asset in the historical financial statements of Isotis as of June 30, 2003. Both the intangible asset recorded by Isotis and the unearned revenue recorded by GenSci OrthoBiologics have been eliminated as a pro forma adjustment in the condensed consolidated balance sheet as of June 30, 2003.

(d) Adjustment to record the difference between the preliminary estimate of the fair value and the historical amount of GenSci OrthoBiologics inventory.

(e) Adjustment to cost of sales to reflect the difference between the preliminary estimate of the fair value and the historical amount of GenSci OrthoBiologic's inventory.

(f)  Adjustment to amortize patents and unpatented technology.

(g)  Adjustment to amortize the distribution network intangible asset.

(h) Pro forma loss per share is computed based upon the pro forma number of shares outstanding assumed to be issued.

(i) On December 3, 2002, the merger of Isotis NV and Modex Therapeutiques SA became unconditional and Modex acquired 98.1% of the outstanding shares of Isotis NV. As a result of the merger, Modex Therapeutiques SA was renamed Isotis SA. Pre-merger Isotis ceased to exist as a separate accounting entity, and the shareholders of pre-merger Isotis became shareholders of IsoTis SA. In connection with the merger, pre-merger Isotis shareholders received 1.4 shares of Modex Therapeutiques SA ordinary shares for each share of premerger Isotis ordinary shares they held at the time the merger was completed. After the transaction, the premerger Isotis shareholders owned approximately 66% of the then outstanding stock of IsoTis SA and the Modex Therapeutiques SA shareholders owned the remaining shares of IsoTis SA.

     The merger was accounted for under the purchase method of accounting and was treated as a reverse acquisition, because the shareholders of pre-merger Isotis owned the majority of the Company's ordinary shares after the merger. Pre-merger Isotis was considered the acquirer for accounting and financial reporting purposes. The results of operations of Modex Therapeutiques SA have been included only from December 3, 2002, the date of acquisition. The historical financial statements prior to December 3, 2002 are those of pre-merger Isotis.

     The aggregate purchase price of E24,555,893 includes the purchase by pre-merger IsoTis of 13,805,340 shares of Modex valued at E21,816,579 and merger costs of E2,739,314. The fair value of Modex shares was derived using the average market price per share of Modex stock of E1.5803, which was based on an average of the closing prices for a range of trading days around September 23, 2002, the date the Modex merger was announced. The purchase price has been allocated, based upon an independent valuation, to the assets acquired and liabilities assumed based on fair values. IsoTis SA identified net tangible assets acquired of E27,927,625, intangible assets of E3,770,000 and in-process research and development of E2,200,000. Intangible assets consist principally of patented technology.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS.

     As the fair value of identified net assets acquired of E33,897,625 exceeds the aggregate purchase price of Modex, IsoTis SA reduced to zero the amounts assigned to property, plant and equipment, intangible assets and in-process research and development. The remaining excess of identifiable net assets over purchase price resulted in IsoTis SA recognizing an extraordinary gain of E360,823 in 2002.

(j) The US dollar amounts as of the June 30, 2003 and December 31, 2002 unaudited pro forma condensed combined statements of financial position have been translated at the respective balance sheet dates based on the following exchange rates from EURO to US dollars: June 30, 2003 - 1.1483, and December 31, 2002 - 1.0493. Due to the significant currency fluctuations between the Canadian dollar, US dollar and EURO during the periods presented, use of a fixed exchange rate to translate the unaudited pro forma condensed combined statements of operations to US dollars does not provide a meaningful representation of pro forma operating results. Accordingly, average exchange rates during the applicable periods have been used to translate the statement of operations for the six months ended June 30, 2003 and the year ended December 31, 2002. The following average exchange rates were used:

                                                      December 31,
                                   June 30, 2003              2002
                                   -------------      ------------
EURO to US$                               1.1050            0.9459
C$ to US$                                 0.6893           0.63724

(k) Adjustment to reverse the depreciation of Modex' property, plant and equipment during the eleven months ended November 30, 2002. The amounts assigned to such assets were reduced to zero in conjunction with Isotis' accounting for negative goodwill resulting from the acquisition of Modex.

(l) Represents the extraordinary gain resulting from the business combination with Modex. See (i) above.

(m) Adjustment to reverse compensation expense recorded during the period related to the GenSci Regeneration stock option plan. In accordance with the arrangement agreement, each GenSci Regeneration option is converted to 0.4888 IsoTis SA options. The fair value of the IsoTis options expected to be granted to GenSci Continuing Service Providers of E1,986,245 has been included in the total purchase price of GenSci OrthoBiologics.

(n) As specified in the arrangement agreement, IsoTis will acquire the GenSci US Subsidiary Loans - as defined. As of June 30, 2003 and December 31, 2002, the loans to GenSci OrthoBiologics amounted to C$40,880,195 (E26,200,117) and C$39,586,070 (E23,878,317), respectively. Such loans receivable have been shown net of the "Amount due to GenSci Regeneration" in the unaudited pro forma condensed combined statements of financial position.

(o) Adjustment to reclassify C$6,750,000 (E4,326,075) of liabilities subject to compromise to non-current liabilities as such amounts will be paid over a period of 5 years.

(p) Adjustment to allocate amortization to marketing, general and administrative and research and development to conform with IsoTis SA presentation.

(q) As disclosed in the notes to the GenSci Regeneration consolidated financial statements beginning on F-88, GenSci Regeneration accounts for stock-based compensation under the fair value method of accounting. Under this method of accounting, the fair value of stock-based awards is determined based on an option

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS.

     pricing model and is charged to operations over the vesting period of the related stock-based awards. The GenSci OrthoBiologics statement of operations included in the condensed combined statement of operations includes compensation expense related to the fair value of stock-based awards of C$54,453 and C$189,633 for the periods ended June 30, 2003 and December 31, 2002, respectively. For purposes of reconciling to US GAAP, GenSci OrthoBiologics accounts for stock-based compensation in accordance with Accounting Principles Bulletin ("APB") No. 25, "Accounting for Stock Issued to Employees." Under APB 25, GenSci Regeneration would record a charge to operations of C$749,919 and zero for the periods ended June 30, 2003 and December 31, 2002, respectively, related to the intrinsic value of stock-based awards. As IsoTis SA accounts for stock-based compensation under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which, consistent with GenSci OrthoBiologics accounting under Canadian GAAP, requires stock-based compensation to be valued at its fair value, the pro forma condensed combined financial statements do not reflect a charge to operations for stock-based compensation valued under the intrinsic value method.


3.   GENSCI ORTHOBIOLOGICS BASIS OF PRESENTATION

Amounts for GenSci OrthoBiologics represent the assets and liabilities of GenSci Regeneration that are to be acquired by IsoTis SA and are derived from the GenSci Regeneration unaudited pro forma consolidated financial statements beginning on F-134.

GenSci OrthoBiologics will obtain a final order from the Bankruptcy Court dismissing its bankruptcy case, approving the Plan of Reorganization as filed by GenSci OrthoBiologics on July 31, 2003 (the "Plan of Reorganization"). For purposes of these unaudited pro forma condensed combined financial statements, Creditors Claim Amounts are assumed to be settled in accordance with the Plan of Reorganization and all Unsecured Creditors have opted for Option A in the settlement of their Allowed Unsecured Claims. Such assumption results in liabilities subject to compromise of C$16,646,202 (E11,760,734) and C$19,497,238 (E760,734) at June 30, 2003 and December 31, 2002, respectively, for GenSci OrthoBiologics.

Alternatively, as defined in the Plan of Reorganization, certain or all creditors may choose Option B instead of Option A. The unaudited pro form condensed combined financial statements prepared on the basis that all creditors chose Option B would result in liabilities subject to compromise of C$14,452,048 (E9,262,317) and C$16,902,801 (E10,195,769) at June 30, 2003 and
December 31, 2002, respectively. Such assumption would have reduced goodwill related to the acquisition of GenSci OrthoBiologics by C$2,194,154 (E1,406,233) and C$2,594,437 (E1,564,964), at June 30, 2003 and December 31,
2002, respectively.


4.   RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA

The pro forma financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"), which differ in certain significant respects from generally accepted accounting principles in Canada ("Canadian GAAP").

The table below reconciles the unaudited pro forma combined net loss and shareholders' equity of IsoTis SA under US GAAP to the unaudited pro forma combined net loss and shareholders' equity under Canadian GAAP:

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS.

                                                                                 For the period ended
                                                                           --------------------------------
                                                                                    As of             As of
                                                                                 June 30,      December 31,
                                                                                     2003              2002
                                                                           --------------     -------------
Pro forma net loss under US GAAP                                            E (11,410,475)    E (35,967,186)
Stock-based compensation                                                                -         2,956,950
Restructuring                                                                     769,431          (769,431)
                                                                           --------------     -------------
Pro forma net loss under Canadian GAAP                                      E (10,641,044)    E (33,779,667)
                                                                           ==============     =============
Pro forma shareholders' equity under US GAAP                                E  96,112,180     E 106,508,724
Stock-based compensation                                                                -                 -
Restructuring                                                                           -          (769,431)
                                                                           --------------     -------------
Pro forma shareholders' equity under Canadian GAAP                           E 96,112,180     E 105,739,293
                                                                           ==============     =============



STOCK-BASED COMPENSATION

Under Canadian GAAP, for grants made prior to January 1, 2002, IsoTis SA did not record any compensation expense related to stock options issued to employees. Effective January 1, 2002, IsoTis SA adopted The Canadian Institute of Chartered Accountants Handbook ("CICA") Section 3870 - Stock Based Compensation and Other Stock- Based Payments. Under CICA Section 3870, IsoTis SA accounts for stock options in accordance with the fair value-based method of accounting for all grants made on or after January 1, 2002. Compensation expense is determined as of the date of the grant and is then recognized on a consistent basis over the vesting period of the options as an increase to compensation expense and additional paid-in capital. IsoTis SA estimates the fair value of stock options using the Black-Scholes option pricing model. Under U.S. GAAP the Company has accounted for stock options using the fair value method of accounting since its inception.


RESTRUCTURING

Under US GAAP, IsoTis SA accounts for restructuring costs pursuant to Emerging Issues Task Force ("EITF") No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, which among other criteria, requires IsoTis SA to notify the affected employees of their termination prior to recording a restructuring obligation. Under Canadian GAAP, IsoTis SA records a restructuring obligation upon management's approval of a detailed plan of arrangement.

                    [THIS PAGE IS INTENTIONALLY LEFT BLANK]

ISOTIS SA
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS AS OF JUNE 30, 2003 AND DECEMBER 31,
2002 AND FOR THE SIX AND THREE MONTH PERIODS
ENDED JUNE 30, 2003 AND 2002

ISOTIS SA
CONDENSED CONSOLIDATED BALANCE SHEETS


(Amounts in Euros, except share data)
                                                     June 30,      December 31,
                                                         2003              2002
                                                 ------------      ------------
                                                  (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents                        E 67,958,623      E 81,348,581
Trade receivables, net                                863,039           493,081
Inventories                                           433,716           295,206
Unbilled receivables                                  586,423           999,949
Value added tax receivable                            247,517         1,018,848
Prepaid expenses and other current assets           2,806,677           571,450
Employee loans                                              -           200,694
                                                 ------------      ------------
Total current assets                               72,895,995        84,927,809
Non-current assets:
Property, plant and equipment, net                  4,805,574         6,144,527
Deferred business combination transaction costs       734,563                 -
Intangible assets, net                                899,281         1,534,985
                                                 ------------      ------------
Total non-current assets                            6,439,418         7,679,512
                                                 ------------      ------------
Total assets                                     E 79,335,413      E 92,607,321
                                                 ============      ============


The accompanying notes are an integral part of these condensed consolidated financial statements.

ISOTIS SA
CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in Euro, except share data)
                                                                        June 30,      December 31,
                                                                            2003              2002
                                                                  --------------     -------------
                                                                     (Unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade payables                                                       E 1,613,918       E 3,942,946
Accrued liabilities                                                    2,522,708         4,006,950
Deferred revenue                                                         246,309           323,749
Current portion of capital lease obligations                             715,572           696,945
Current portion of interest-bearing loans and borrowings               4,026,839         2,846,574
                                                                  --------------     -------------
Total current liabilities                                              9,125,346        11,817,164
Non-current liabilities
Capital lease obligations                                                187,565           421,792
Interest-bearing loans and borrowings                                     67,996            73,573
                                                                  --------------     -------------
Total non-current liabilities                                            255,561           495,365
Minority interest                                                        921,651         1,210,838
Shareholders' equity:
Ordinary shares                                                       28,036,805        28,033,321
Additional paid in capital                                            94,909,852        93,189,850
Accumulated other comprehensive income                                (1,381,355)          412,542
Retained deficit                                                     (52,532,447)      (42,551,759)
                                                                  --------------     -------------
Total shareholders' equity                                            69,032,855        79,083,954
                                                                  --------------     -------------
Total liabilities and shareholders' equity                          E 79,335,413      E 92,607,321
                                                                  ==============     =============




The accompanying notes are an integral part of these condensed consolidated financial statements.

ISOTIS SA
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


(Amounts in Euro, except share data)
                                                     Six months ended June 30,           Three months ended June 30,
                                                  ------------------------------       -------------------------------
                                                          2003              2002               2003               2002
                                                  -------------     ------------       ------------       ------------
                                                   (Unaudited)       (Unaudited)        (Unaudited)        (Unaudited)
REVENUES
Product sales                                      E 1,000,398         E 820,184          E 423,349          E 390,133
Government grants                                      208,718           800,678             91,937            382,778
Royalties                                                    -           158,823                  -                  -
Research and development contracts                      17,954            15,000                  -             15,000
                                                  ------------      ------------        -----------       ------------
Total revenues                                       1,227,070         1,794,685            515,286            787,911

COSTS AND EXPENSES
Costs of sales                                         481,014           301,566            274,636            143,444
Research and development                             6,414,640         4,626,919          2,432,125          2,188,976
Marketing and selling                                2,053,749         1,537,321          1,138,329            751,215
General and administrative                           2,683,053         2,997,636          1,243,321          1,437,650
                                                  ------------      ------------        -----------       ------------
Total operating expenses                            11,632,456         9,463,442          5,088,411          4,521,285
                                                  ------------      ------------        -----------       ------------
Loss from operations                               (10,405,386)       (7,668,757)        (4,573,125)        (3,733,374)
Interest income                                        643,856           983,943            229,903            473,867
Interest expense                                       (94,024)          (15,427)           (72,947)             2,248
                                                  ------------      ------------        -----------       ------------
Net loss before taxes and minority interest         (9,855,554)       (6,700,241)        (4,416,169)        (3,257,259)
Provision for income taxes                                   -                 -                  -                  -
Minority interest                                      129,494                 -             58,837                  -
                                                  ------------      ------------        -----------       ------------
Net loss from continuing operations                 (9,726,060)       (6,700,241)        (4,357,332)        (3,257,259)
Discontinued operations:
Net loss from discontinued operations                 (428,928)                -            (32,953)                 -
Net gain on disposal                                   174,300                 -            174,300                  -
                                                  ------------      ------------        -----------       ------------
Net (loss) gain from discontinued operations          (254,628)                -            141,347                  -
                                                  ------------      ------------        -----------       ------------
Net loss                                          E (9,980,688)     E (6,700,241)      E (4,215,985)      E (3,257,259)
                                                  ============      ============       ============       ============
Basic and diluted net loss per share
Before discontinued operations                         E (0.23)          E (0.24)           E (0.10)           E (0.12)
Discontinued operations                                E (0.01)                -                  -                  -
                                                  ------------      ------------        -----------       ------------
Net loss per share                                     E (0.24)          E (0.24)           E (0.10)           E (0.12)
                                                  ============      ============        ===========       ============
Weighted average ordinary shares outstanding        41,327,695        27,678,542         41,433,629         27,678,542
                                                  ============      ============        ===========       ============


The accompanying notes are an integral part of these condensed consolidated financial statements.

ISOTIS SA
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


(Amounts in EUROS, except share data)
                                                                                           Six months ended June 30,
                                                                                       -------------------------------
                                                                                               2003               2002
                                                                                        (Unaudited)        (Unaudited)
                                                                                       ------------       ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                               E (9,980,688)      E (6,700,241)
Adjustments to reconcile net loss to net cash used in
operating activities
(net of effect of business combination):
Depreciation and amortization                                                             1,019,474          1,021,097
Stock-based compensation expense                                                          1,480,703            295,129
Minority interest                                                                          (129,494)                 -
Change in operating assets and liabilities:
Inventories                                                                                (139,374)          (156,587)
Trade receivables                                                                          (594,116)          (397,869)
Other current assets                                                                      1,041,249           (217,092)
Deferred revenue                                                                            (77,440)           (81,204)
Trade and other payables                                                                 (3,041,396)          (299,324)
                                                                                       ------------       ------------
Net cash flows used in operating activities                                             (10,421,082)        (6,536,091)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangible assets                                                              (359,490)        (1,147,080)
Sale/purchase of property, plant and equipment, net                                         138,764           (321,093)
Deferred business combination transaction costs                                            (734,563)                 -
                                                                                       ------------       ------------
Net cash flows used in investing activities                                                (955,289)        (1,468,173)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares                                                         -            136,620
Proceeds from interest-bearing loans and borrowings                                       1,256,527            126,343
Repayments of interest-bearing loans and borrowings                                        (263,680)          (221,417)
Proceeds from repayments of loans to employees                                              186,791                  -
                                                                                       ------------       ------------
Net cash provided by financing activities                                                 1,179,638             41,546
                                                                                       ------------       ------------
CASH FLOW FROM DISCONTINUED OPERATIONS
Changes in working capital                                                                  (18,467)                 -
Gain on sale of discontinued operation                                                      174,300                  -
Deconsolidation of cash on sale of discontinued operation                                (1,823,849)                 -
                                                                                       ------------       ------------
Net cash used in discontinued operations                                                 (1,668,016)                 -
Net effect of exchange rates changes on cash and cash equivalents                        (1,525,209)                 -
                                                                                       ------------       ------------
Net decrease in cash and cash equivalents                                               (13,389,958)        (7,962,718)
Cash and cash equivalents at the beginning of the period                                 81,348,581         67,698,205
                                                                                       ------------       ------------
Cash and cash equivalents at the end of the period                                     E 67,958,623       E 59,735,487
                                                                                       ============       ============



The accompanying notes are an integral part of these condensed consolidated financial statements.

ISOTIS SA
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.   BUSINESS ACTIVITIES AND BASIS OF PREPARATION

In the opinion of management, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments, consisting only of adjustments of a normal and recurring nature; considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. For further information, refer to the consolidated financial statements for the year ended December 31, 2002 and related notes thereto, included in this information circular. The Consolidated Balance Sheet as of December 31, 2002 has been derived from the audited consolidated financial statements as of that date.

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


2.   PROPOSED ACQUISITION OF GENSCI REGENERATION SCIENCES, INC.

On June 2, 2003, IsoTis SA (the "Company")(1) entered into a definitive arrangement agreement with GenSci Regeneration Sciences Inc. ("GenSci Regeneration") to acquire substantially all of the assets and liabilities of GenSci Regeneration for aggregate consideration of 29,150,000 newly issued shares of IsoTis SA and US$600,000, adjusted for shares not tendered by dissenting shareholders and for shares to be issued in exchange with current GenSci Regeneration option holders. The Boards of Directors of both companies have approved the arrangement agreement. Completion of the arrangement is subject to, among other approvals, shareholder approval, approval of the Supreme Court of British Columbia, approval of the Switzerland, Euronext and Canadian stock exchanges and the emergence of substantially all of the assets and liabilities of GenSci Regeneration's US subsidiary ("GenSci OrthoBiologics") from Chapter 11 bankruptcy.

In conjunction with the definitive arrangement agreement, GenSci granted the Company an option to purchase up to 19.9% of GenSci Regeneration's then issued and outstanding common shares. This option may be exercised at any time on or after approval of the US Bankruptcy Court if the definitive arrangement agreement with GenSci Regeneration is terminated through receipt by GenSci Regeneration of a superior proposal, if GenSci Regeneration's shareholders do not approve the arrangement, or if the arrangement is not completed by December 31, 2003 and a third party's acquisition proposal is accepted or completed within 12 months thereafter. The option can be exercised by paying cash at a price of CDN$0.43 per share, or at the option of IsoTis SA, by issuing to GenSci Regeneration that number of IsoTis SA Shares, based on the fair value of IsoTis SA shares.

In accordance with the terms of the agreement, if the arrangement agreement between the parties is terminated IsoTis SA is obligated, subject to certain limitations, to provide a US $5,000,000 loan to GenSci Regeneration and GenSci US subsidiary, jointly. The loan will bear interest at 10 percent and have a twelve month term.


(1) Note that definitions made in a particular set of financial statements in Part F of the Information Circular are for that respective set of financial statements only.

ISOTIS SA
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In connection with the execution of this loan, GenSci Regeneration has agreed to issue to IsoTis warrants to purchase 6,847,500 shares at $0.43 per share for a term of five years from the date on which the warrants become exercisable. The warrants shall become exercisable only if the loan is funded.


3.   INTANGIBLE ASSETS

In June 2003, the Company licensed certain technology from GenSci Regeneration, a related party, for cash consideration of E345,806. Additional payments are due to GenSci Regeneration upon the Company's achievement of certain milestones and royalty payments are due upon the commercialization of qualifying products. The license is amortized over three months, the anticipated period of time until the Company's proposed business combination with GenSci Regeneration is consummated.


4.   DISCONTINUED OPERATION

On May 14, 2003, the Company sold its entire 89.8% ownership interest in Chienna BV to Octoshare BV for aggregate consideration of E2,817,623, resulting in a net gain on disposal of E174,300. In accordance with the terms of the agreement, the Company is entitled to receive incremental payments from Octoshare BV with respect to commercial development milestone payments by other parties to Octoshare BV during a 36 month period following the consummation of the transaction. Based on the nature of the milestone payments, the Company is entitled to receive between 30% to 60% of the aggregate payment received by Octoshare BV. Also, the terms of the arrangement entitle the Company to receive royalties ranging from 7.5% to 20% of Octoshare's operating results, based upon the aggregate net operating result achieved by Octoshare BV.

During the six months ended June 30, 2003, Chienna had revenues and a net loss of E34,200 and E468,980, respectively. Chienna was incorporated in July 2002 and therefore did not have operating activities prior to such date.


5.   RESTRUCTURING

In 2002, the board of directors approved a plan to restructure the Company's operations to focus on those products with the highest profit potential. Implementation of the restructuring plan resulted in the termination of 41 Switzerland and Netherlands based employees with aggregate severance costs of e1,096,581. The Company's plan included the termination of certain research and development and administrative personnel. The Company accounted for the restructuring in accordance with the provisions of Emerging Issues Task Force 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. Prior to December 31, 2002, the Company met the criteria established by EITF 94-3 to record severance costs associated with the Company's Switzerland based employees and charged to operations related costs of E327,150 in fiscal year 2002. The Company charged to operations severance costs of E839,431 associated with affected Netherlands based employees during the first six months of 2003. An amount of E769,431 of severance benefits has been paid during the six months ended June 30, 2003.


6.   PURCHASE OF MINORITY SHARES

During the six months ended June 30, 2003, the Company repurchased 261,926 Isotis NV shares with 366,697 shares of Isotis SA.

ISOTIS SA
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


7. NET INCOME AND SHAREHOLDERS' EQUITY UNDER ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information ("US GAAP"), which differ in certain significant respects from generally accepted accounting principles in Canada for interim financial reporting ("Canadian GAAP").

The table below reconciles the net loss and shareholders' equity of the Company under US GAAP to the net loss and shareholders' equity under Canadian
GAAP:

                                              Six-months ended June 30,
                                           ------------------------------
                                                   2003              2002
                                           ------------      ------------
Net loss under US GAAP                     E (9,980,688)     E (6,700,241)
Stock-based compensation                              -           292,683
Restructuring                                   769,431                 -
                                           ------------      ------------
Net loss under Canadian GAAP               E (9,211,257)     E (6,407,558)
                                           ============      ============

                                                   As of June 30,
                                           ------------------------------
                                                   2003              2002
                                           ------------      ------------
Shareholders' equity under US GAAP         E 69,032,855      E 79,083,954
Restructuring                                         -                 -
                                           ------------      ------------
Shareholders' equity under Canadian GAAP   E 69,032,855      E 79,083,954
                                           ============      ============



The following accounting principles were followed by the Company pursuant to Canadian GAAP:


STOCK-BASED COMPENSATION

Under Canadian GAAP, prior to January 1, 2002, the Company did not record any compensation expense related to stock options issued to employees. Effective January 1, 2002, the Company adopted The Canadian Institute of Chartered Accountants Handbook ("CICA") Section 3870 - Stock-Based Compensation and Other Stock-Based Payments. Under CICA Section 3870, the Company accounts for stock options in accordance with the fair value-based method of accounting. Compensation expense is determined as of the date of the grant and is then recognized on a consistent basis over the vesting period of the options as an increase to compensation expense and additional paid-in capital. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. Under US GAAP the Company has accounted for stock options using the fair value method of accounting since its inception.


RESTRUCTURING

Under US GAAP, the Company accounts for restructuring costs pursuant to Emerging Issues Task Force ("EITF") 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, which among other criteria, requires the Company to notify the affected employees of their termination prior to recording a restructuring obligation. Under Canadian GAAP, the Company records a restructuring obligation upon management's approval of a detailed plan of arrangement.

ISOTIS SA
CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                    [THIS PAGE IS INTENTIONALLY LEFT BLANK]

REPORT OF THE GROUP AUDITORS TO THE DIRECTORS OF ISOTIS SA

As auditors of the Group, we have audited the consolidated financial statements (statements of operations, balance sheets, statements of cash flows, statements of shareholders' equity and notes presented on pages F-36 to F-54) of IsoTis SA for the years ended December 31, 2002, 2001 and 2000.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audits were conducted in accordance with auditing standards generally accepted in the United States and in accordance with auditing standards promulgated by the profession in Switzerland, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position, the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States and comply with Swiss law.

Generally accepted accounting principles in the United States vary in certain significant respects from generally accepted accounting principles in Canada. Application of generally accepted accounting principles in Canada would have affected results of operations and shareholders' equity as of and for the years ended December 31, 2002, 2001 and 2000 to the extent summarized in Note 18 to the consolidated financial statements.

Geneva, Switzerland, August 22, 2003

Ernst & Young Ltd

  /s/  Mark J. Hawkins                            /s/  Stuart A. Reid
----------------------------                    ----------------------------



Mark J. Hawkins                                 Stuart Reid
Chartered Accountant                            Chartered Accountant
(Auditor in charge)

ISOTIS SA
CONSOLIDATED BALANCE SHEETS

(Amounts in Euro, except share data)

                                                                      December 31,
                                                      ----------------------------------------
                                                              2002            2001           2000
                                                      -------------   ------------   ------------
ASSETS
Current assets:
Cash and cash equivalents                              E 81,348,581   E 67,698,205   E 79,669,531
Trade receivables, net of allowances for
doubtful accounts of E 0, E 27,746 and
    E 1,487 in 2002, 2001 and 2000,
respectively                                                493,081         61,700         32,752
Inventories                                                 295,206              -              -
Unbilled receivables                                        999,949        763,711        519,543
Value added tax receivable                                1,018,848        206,471        383,685
Prepaid expenses and other current
assets                                                      571,450        349,130        241,934
Employee loans                                              200,694              -              -
                                                      -------------   ------------   ------------
Total current assets                                     84,927,809     69,079,217     80,847,445
Non-current assets:
Property, plant and equipment, net                        6,144,527      6,267,928      5,076,468
Intangible assets, net                                    1,534,985        505,558        551,517
                                                      -------------   ------------   ------------
Total non-current assets                                  7,679,512      6,773,486      5,627,985
                                                      -------------   ------------   ------------
Total assets                                           E 92,607,321   E 75,852,703   E 86,475,430
                                                      =============   ============   ============

ISOTIS SA
CONSOLIDATED BALANCE SHEETS

(Amounts in Euro, except share data)

                                                                      DECEMBER 31,
                                                      -------------------------------------------
                                                               2002           2001           2000
LIABILITIES AND SHAREHOLDERS' EQUITY                  -------------   ------------   ------------
Current liabilities:
Trade payables                                          E 3,942,946    E 1,508,724    E 1,026,515
Accrued liabilities                                       4,006,950      1,248,909        909,065
Deferred revenue                                            323,749        285,866        642,086
Current portion of capital lease
obligations                                                 696,945        371,954        325,189
Current portion of interest-bearing
loans and borrowings                                      2,846,574          9,866          9,196
                                                      -------------   ------------   ------------
Total current liabilities                                11,817,164      3,425,319      2,912,051
Non-current liabilities:
Capital lease obligations                                   421,792        391,846        410,831
Interest-bearing loans and borrowings                        73,573         84,157         94,024
                                                      -------------   ------------   ------------
Total non-current liabilities                               495,365        476,003        504,855
Minority interest                                         1,210,838              -              -
Shareholders' equity:
Ordinary shares - 43,921,760
authorized in 2002 and 70,000,000
authorized in 2001 and 2000,
respectively; 41,221,760, 27,636,021
and 27,465,687 issued and outstanding
in 2002, 2001 and 2000, respectively                     28,033,321        790,390        785,519
Additional paid in capital                               93,189,850     97,622,618     96,982,108
Accumulated other comprehensive
income                                                      412,542              -              -

Retained deficit                                        (42,551,759)   (26,461,627)   (14,709,103)
                                                      -------------   ------------   ------------
Total shareholders' equity                               79,083,954     71,951,381     83,058,524
                                                      -------------   ------------   ------------
Total liabilities and shareholders' equity             E 92,607,321   E 75,852,703   E 86,475,430
                                                      =============   ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

ISOTIS SA
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in Euro, except share data)

                                                                YEARS ENDED DECEMBER 31,
                                                      -------------------------------------------
                                                               2002           2001           2000
                                                      -------------   ------------   ------------
REVENUES
Product sales                                           E 1,545,219      E 179,455       E 69,315
Government grants                                         1,683,313      1,921,786      1,453,079
Royalties                                                   158,823              -              -
Research and development contracts                          294,584         41,250        312,029
                                                      -------------   ------------   ------------
Total revenues                                            3,681,939      2,142,491      1,834,423
COSTS AND EXPENSES
Costs of sales                                              519,455         80,775         34,658
Research and development                                  9,916,520      8,789,288      5,437,440
Marketing and selling                                     3,305,206      2,430,218        928,103
General and administrative                                5,851,250      5,469,729      4,842,537
Impairment of plant and equipment                         2,419,710              -              -
                                                      -------------   ------------   ------------
Total operating expenses                                 22,012,141     16,770,010     11,242,738
                                                      -------------   ------------   ------------
Loss from operations                                   ( 18,330,202)   (14,627,519)    (9,408,315)
Interest income                                           1,896,853      2,946,400      1,090,826
Interest expense                                           (113,136)       (71,405)       (79,849)
                                                      -------------   ------------   ------------
Net loss before taxes, minority interest and            (16,546,485)   (11,752,524)    (8,397,338)
  extraordinary item
Provision for income taxes                                        -              -              -
Minority interest                                            95,530              -              -
                                                      -------------   ------------   ------------
Net loss before extraordinary item                      (16,450,955)   (11,752,524)    (8,397,338)
Extraordinary gain from negative goodwill                   360,823              -              -
                                                      -------------   ------------   ------------
Net loss                                              E (16,090,132)   (11,752,524)  E (8,397,338)
                                                      =============   ============   ============
Basic and diluted net loss per share
Before extraordinary item                                   E (0.57)       E (0.43)       E (0.80)
Extraordinary item                                             0.01              -              -
                                                      -------------   ------------   ------------
Net loss per share                                          E (0.56)       E (0.43)       E (0.80)
                                                      =============   ============   ============
Weighted average ordinary shares outstanding             28,727,084     27,480,561     10,534,194
                                                      =============   ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

ISOTIS SA
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Amounts in Euro, except share data)

                              Ordinary Shares        Preferred Shares
                        -----------------------  ----------------------

                                                                                           Accumulated                        Total
                                                                            Additional           Other                       Share-
                                                                               Paid-in   Comprehensive      Retained       holders'
                            Shares       Amount       Shares     Amount        Capital          Income       Deficit         Equity
                        ----------    ---------   ----------   --------    -----------   -------------  ------------    -----------
Balance at January
1, 2000                  4,532,856    E 129,640   11,732,832  E 117,328   E 24,336,865   E           -  E (6,311,765)  E 18,272,068
Net loss                         -            -            -       -                 -               -    (8,397,338)    (8,397,338)
Conversion of
preferred shares
into ordinary shares    11,732,831      335,559  (11,732,832)  (117,328)      (218,231)              -             -              -
Issuance of
ordinary shares         11,200,000      320,320            -          -     72,572,277               -             -     72,892,597
Stock based
compensation                     -            -            -          -        291,197               -             -        291,197
                        ----------    ---------   ----------  ------       -----------   -------------  ------------    -----------
Balance at December
31, 2000                27,465,687      785,519            -          -     96,982,108               -   (14,709,103)    83,058,524
Net loss                         -            -            -          -              -               -   (11,752,524)   (11,752,524)
Issuance of ordinary
shares                     170,334        4,871            -          -         58,666               -             -         63,537
Stock based
compensation                     -            -            -          -        581,844               -             -        581,844
                        ----------    ---------   ----------  ---------    -----------   -------------  ------------    -----------
Balance at
December 31, 2001       27,636,021      790,390            -          -     97,622,618               -   (26,461,627)    71,951,381
Foreign currency
translation
adjustment                       -            -            -          -              -         412,542             -        412,542
Net loss                         -            -            -          -              -               -      ,090,132)   (16,090,132)
                                                                                                                        -----------
Total
comprehensive loss                                                                                                      (15,677,590)
Issuance of
ordinary shares            301,588        8,617            -          -        518,992               -             -        527,609
Recapitalization
from reverse
acquisition             13,284,151   27,234,314            -          -     (5,735,935)              -             -     21,498,379
Stock based
compensation                     -            -            -          -        784,175               -             -        784,175
                        ----------    ---------   ----------   --------    -----------   -------------  ------------    -----------
Balance at
December 31, 2002       41,221,760 E 28,033,321       -        E      -   E 93,189,850   E     412,542 E (42,551,759)  E 79,083,954
                        ==========  ===========   ==========   ========   ============   ============= =============   ============

The accompanying notes are an integral part of these consolidated financial statements.

ISOTIS SA
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Euro, except share data)

                                                                  Years ended December 31,
                                                      -------------------------------------------
                                                               2002            2001          2000
                                                      -------------   -------------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                              E (16,090,132)  E (11,752,524) E (8,397,338)
Adjustments to reconcile net
loss to net cash used in operating activities
(net of effect of business combination):
Depreciation and amortization                             2,087,988       1,800,145     1,419,494
Impairment of plant and equipment                         2,419,710               -             -
Stock based compensation expense                            784,175         581,844       291,197
Minority interest                                           (95,530)              -             -
Extraordinary gain from negative
goodwill, net                                              (360,823)
Change in operating assets and liabilities:
Inventories                                                (248,537)              -             -
Trade receivables                                          (372,546)        (28,948)       46,077
Value added tax receivable                                 (812,377)        177,214       107,005
Other current assets                                        331,037        (351,364)     (500,875)
Deferred revenue                                             37,883        (356,220)      228,640
Trade and other payables                                    792,716         822,053       338,898
Restructuring provision                                     327,150               -             -
Loss on disposal of property, plant
and equipment                                                     -         (45,887)            -
                                                      -------------    ------------   -----------
Net cash flows used in operating activities             (11,199,286)     (9,153,687)   (6,466,902)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangible assets                            (1,147,080)              -             -
Purchase of property, plant and
equipment                                                (4,140,301)     (2,669,205)   (1,083,493)
Proceeds from sale of property, plant
and equipment                                                     -               -       123,958
Sale of short-term investments                            6,923,852               -             -
Cash acquired in business combination                    21,427,088               -             -
Payment of business combination transaction costs          (781,134)              -             -
                                                      -------------    ------------   -----------
Net cash flows provided by (used in)
investing activities                                     22,282,425      (2,669,205)     (959,535)

ISOTIS SA
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in Euro except share data)


                                                                               Years ended December 31,
                                                                    ---------------------------------------------
                                                                            2002            2001             2000
                                                                    ------------    ------------     ------------
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary
shares                                                                   527,609          63,537       72,892,597
Proceeds from interest-bearing loans
and borrowings                                                         2,835,990         181,807          365,085
Repayments of interest-bearing loans
and borrowings                                                          (796,362)       (393,778)        (298,798)
                                                                    ------------    ------------     ------------
Net cash provided by (used in) financing activities                    2,567,237        (148,434)      72,958,884
                                                                    ------------    ------------     ------------
Net increase (decrease) in cash and cash equivalents                  13,650,376     (11,971,326)      65,532,447
Cash and cash equivalents at the beginning of the year                67,698,205      79,669,531       14,137,084
                                                                    ------------    ------------     ------------
Cash and cash equivalents at the end of the year                    E 81,348,581    E 67,698,205     E 79,669,531
                                                                    ============    ============     ============

                                                                               Years ended December 31,
                                                                    ---------------------------------------------
                                                                            2002            2001             2000
                                                                    ------------    ------------     ------------
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES
Acquisition of Modex Therapeutiques SA:
Short term investment                                                E 6,923,852             E -              E -
Trade receivables                                                         58,835               -                -
Inventories                                                               46,669               -                -
Property, plant and equipment                                          1,937,876               -                -
Other current assets                                                     756,954               -                -
In-process research and development                                    2,200,000
Patent technology                                                      3,770,000
Interest bearing loans and borrowings                                 (1,015,090)              -                -
Trade and other payables                                              (2,208,559)              -                -
                                                                    ------------    ------------     ------------
Fair value of assets acquired (other than cash)                     E 12,470,537             E -              E -
                                                                    ============    ============     ============
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES
Capital leases                                                                 -         230,554                -

The accompanying notes are an integral part of these consolidated financial statements.

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.  BUSINESS ACTIVITIES AND BASIS OF PREPARATION

IsoTis SA (the "Company") is a life sciences company in the field of biosurgery, specializing in skin management and orthopaedics. The Company's registered and head offices are located in Lausanne, Switzerland. Research and development, clinical development, manufacturing, regulatory affairs, internal operations, and finance and administration activities are performed in The Netherlands.

On December 3, 2002, the merger of IsoTis NV ("pre-merger IsoTis") and Modex Therapeutiques SA ("Modex") became unconditional and Modex acquired 98.1% of the shares of pre-merger IsoTis. As described in note 3 to the consolidated financial statements, for accounting and financial reporting purposes, pre-merger IsoTis was deemed to acquire all of the issued and outstanding shares of Modex through a reverse acquisition using the purchase method of accounting. The consolidated financial statements reflect the historical results of pre-merger IsoTis and the results of operations of Modex from December 3, 2002, the date of acquisition, through December 31, 2002.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the following consolidated subsidiaries:

COMPANY                        LOCATION                OWNERSHIP
-----------------------        ---------------         ------------------
IsoTis NV                      The Netherlands                      98.1%
Modex Therapeutics GmbH        Germany                             100.0%
Chienna BV                     The Netherlands                      89.8%
IsoTis TE facility BV          The Netherlands                      98.1%

The consolidated financial statements include all companies in which the Company has more than 50% of the voting rights over which it exercises control. All intercompany balances and transactions have been eliminated.

The Company has previously issued consolidated financial statements prepared in accordance with International Financial Reporting Standards and these statements have been provided to shareholders.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits, and short-term highly liquid investments with maturities of three months or less from the date of purchase.

Financial Instruments

The Company's financial instruments include primarily cash and cash equivalents, trade receivables, inventories, other receivables, prepaid expenses, trade payables, capital lease obligations and borrowings. Due to the short-term nature of the financial instruments, the carrying amounts of these assets and liabilities approximate their fair value.

Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is calculated on a FIFO basis. The cost of work-in-progress and finished goods includes materials, direct labor and an appropriate portion of variable and fixed overhead, the latter being allocated on the basis of normal operating capacity.

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Long-Lived Assets

Property, plant and equipment comprise laboratory and office facilities, furniture and fittings, computers and laboratory equipment. These tangible fixed assets are valued at cost and depreciated on a straight-line basis over the estimated useful lives as follows:

 Laboratory and office facilities          5 years
 Furniture and fittings                    5 years
 Laboratory equipment                      5 years
 Computers and software                    3 years

Property, plant, and equipment under construction are not depreciated until construction is complete and assets are placed in production.

Intangible assets are comprised of acquired patent rights. Such rights are valued at cost less accumulated amortization. Acquired patent rights are amortized in accordance with the expected useful life of each patent, generally 13 years.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. For assets held for use, the Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a current-period operating or cash flow loss combined with a history of such losses, a significant decline in the observable market value of an asset, a significant change in the manner in which an asset or group of assets is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable, among other indicators. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flow and measures the impairment loss based on the difference between the carrying amount and fair value. In 2002, the Company realized an impairment charge to operations of E2,419,710 related to property and equipment. There was no impairment of long-lived assets during fiscal years 2001 or 2000.

Revenue Recognition

The Company recognizes revenue from sales of products when there is evidence of an agreement, the delivery of the product has occurred, collectibility is reasonably assured, and when there are no continuing performance obligations.

The Company receives certain government grants, which support the Company's research effort in defined research projects. These grants generally provide for reimbursement of approved costs incurred as defined in the underlying grant agreement. Revenues in respect of grants include contributions towards the costs of research and development. Such revenues are recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectibility of the receivable is deemed probable.

The Company recognizes revenue from royalties when they become fixed and payable and when collectibility is reasonably assured. Contract research and development revenues are recognized upon the achievement of milestones and other performance requirements. Non-refundable up-front payments received in connection with the research and development collaboration agreements are deferred and recognized ratably over the relevant periods in the agreement, generally the research term.

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Advertising

The Company expenses all advertising costs as such costs are incurred. Advertising expenses were approximately E123,720, E69,323 and E29,958 for the years ended December 31, 2002, 2001 and 2000, respectively.

Research and Development Expenses

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation under the fair-value method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. The Company values options issued based upon the Black-Scholes option pricing model and recognizes this value as an expense over the future periods in which options vest.

Foreign Currency Translation

The functional currency for the Company's legal entity in Switzerland is the Swiss Franc (denoted as "CHF"). The Company's functional currency for all entities outside Switzerland is the Euro. Assets and liabilities of the Swiss legal entity are translated at the exchange rate in effect at the end of the period. All statement of operations accounts of the Swiss legal entity are translated at the average exchange rate during the period. The resulting translation adjustment is recorded as other comprehensive income (loss), a separate component of shareholders' equity. All transactions in other currencies are translated into Euros at the rate prevailing at the time of the transaction and are included in the statement operations in the year to which they relate.

Income Taxes

Deferred tax assets and liabilities are established for temporary differences between the financial and tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established for deferred tax assets for which realization is not likely in the foreseeable future.

Market Risks

We are exposed to market risks primarily related to foreign exchange rates and interest rates. The Company's currency risk is derived from potential changes in function currency values of our foreign currency denominated assets, liabilities and cash flows. Our most significant currency exposure relates to the Swiss Franc. Our indebtedness, primarily related to our mortgage facility and capital lease obligations, creates interest rate risk. We monitor these risks carefully. We have not entered into any derivative financial instruments during the years ended December 31, 2002, 2001 and 2000.

Risks and Uncertainties

The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Net Loss Per Share

Basic net income or loss per share is computed based on the weighted-average number of ordinary shares outstanding during the period. Diluted net income or loss per share is computed based on the weighted-average number of ordinary shares outstanding including the dilutive effect of preferred stock and stock options, if any.

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

There is no difference in basic and diluted net loss per share recorded by the Company because the impact of stock options outstanding is anti-dilutive in all periods.

Employee Benefit Plans

The Company maintains defined contribution pension plans in Switzerland, The Netherlands and Germany. In general, employees may contribute a percentage of their base salaries, subject to certain limitations. The Company contributed, and recognized expense of E473,100, E318,111 and E212,336, respectively, for the years ended December 31, 2002, 2001 and 2000.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 addresses financial accounting and reporting for business combinations and requires all business combinations to be accounted for using the purchase method. SFAS No. 141 is effective for any business combination initiated after June 30, 2001. SFAS No. 142 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Goodwill and other intangible assets with indefinite lives will no longer be amortized but instead will be subject to impairment tests at least annually. On July 1, 2001 and January 1, 2002, the Company adopted SFAS No. 141 and SFAS No. 142, respectively. There was no impact on the Company's financial position upon adoption of these statements.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or with exit or restructuring activities previously covered by Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS No. 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. The Statement will require an evaluation of the facts and circumstances in determining the proper accounting recognition of expenses related to an exit or disposal activity. It is expected the Statement will spread out the recognition of these expenses, but not alter the related cash flows. SFAS No. 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or the rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. As the Company does not have any arrangements that would be considered to have multiple deliverables, adoption of the statement will not impact the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure-an amendment to FASB Statement No.
123. SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy note of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro-forma disclosures when the intrinsic value method continues to be used. The Company has

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

adopted SFAS No. 148 as of December 31, 2002. As the Company currently applies the fair value method of accounting for stock options, adoption of the statement will not impact the Company's financial position or results of operations.


3.  BUSINESS COMBINATION

On December 3, 2002, the merger of IsoTis NV and Modex Therapeutiques SA became unconditional and Modex acquired 98.12% of the outstanding shares of IsoTis NV. As a result of the merger, Modex Therapeutiques SA was renamed IsoTis SA. Pre-merger IsoTis ceased to exist as a separate entity, and the shareholders of pre-merger IsoTis became shareholders of the Company. In connection with the merger, pre-merger IsoTis shareholders received 1.4 shares of Modex ordinary shares for each share of pre-merger IsoTis ordinary shares they held at the time the merger was completed. After the transaction, the pre-merger IsoTis shareholders owned approximately 66% of the then outstanding stock of the Company and the Modex shareholders owned the remaining ordinary shares of the Company.

The merger was accounted for under the purchase method of accounting and was treated as a reverse acquisition because the shareholders of pre-merger IsoTis owned the majority of the Company's ordinary shares after the merger. Pre-merger IsoTis was considered the acquirer for accounting and financial reporting purposes. The results of operations of Modex have been included only from December 3, 2002, the date of acquisition. The historical financial statements prior to December 3, 2002 are those of pre-merger IsoTis. The share amounts included in the consolidated balance sheets as of December 31, 2001 and 2000 and the consolidated statement of changes in equity for all periods prior to the date of the merger have been adjusted to reflect the effects of the exchange ratio.

The aggregate purchase price of E24,555,893 includes the purchase by pre-merger IsoTis of 13,805,340 shares of Modex valued at E21,816,579 and merger costs of E2,739,314. The fair value of Modex shares was derived using the average market price per share of Modex stock of E1.5803, which was based on an average of the closing prices for a range of trading days around September 23, 2002, the date the merger was announced. The purchase price has been allocated, based upon an independent valuation, to the assets acquired and liabilities assumed based on fair values. The Company identified net tangible assets acquired of E27,927,625, intangible assets of E3,770,000 and in-process research and development of E2,200,000. Intangible assets consist principally of patented technology.

Acquired in-process research and development has no alternative future use as defined by Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs." The Company determined that the acquired in-process research and development had no alternative future use because in the event of failure to achieve regulatory approval, should the identical technology be proposed for an alternate indication, it would be subjected to the risk of another series of clinical trials. The amount of the purchase price allocated to in-process research and development was determined using the income method by estimating the stage of development of the research and development projects at the date of acquisition, estimating cash flows resulting from the expected revenues generated from such projects, providing a risk adjustment factor of 40% to 60% based upon the probability of success as measured by the stage of completion, and discounting the net cash flows back to their present value using a discount rate of 15%. These projections are based on management's best estimates of market size and growth. The Company identified one research and development project related to Modex's Allox technology.

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As the fair value of identified net assets acquired of E33,897,625 exceeds the aggregate purchase price of Modex, the Company reduced to zero the amounts assigned to property, plant and equipment, intangible assets and in-process research and development. The remaining excess of identifiable net assets over purchase price, net of minority interest, resulted in the Company recognizing an extraordinary gain of Euro360,823 in 2002.

The following unaudited pro forma financial information has been prepared assuming that the acquisition of Modex had taken place at January 1, 2001. The unaudited pro forma financial information is not necessarily indicative of the combined results of operations that would have occurred had the acquisition taken place at the beginning of each period, nor is it necessarily indicative of the results that may occur in the future.


ISOTIS SA UNAUDITED PRO FORMA FINANCIAL INFORMATION:
                                                         (UNAUDITED)
                                             ________________________________
                                                   YEAR ENDED DECEMBER 31,
                                                     2002                2001
                                             ________________________________
Total revenues                                E 3,791,693         E 2,955,425
Loss from operations                          (32,005,590)        (29,935,698)
Net loss                                      (29,287,527)        (25,828,737)
Net loss per share - basic and diluted              (0.69)              (0.67)

4.  INTANGIBLE ASSETS

Additions to intangible assets in 2002 represent patents and technology rights purchased during the year. An analysis of activity for intangible assets, which related to patents and technology rights, is as follows for the years ended December 31, 2002, 2001 and 2000:


                                                                    Years ended December 31,
                                                         -----------------------------------------
                                                                  2002           2001         2000
                                                         -------------    -----------  -----------
Balance at beginning of year, net of accumulated
amortization                                                 E 505,558      E 551,517    E 597,477
Additions                                                    1,147,080            -              -
Amortization                                                  (117,653)       (45,959)     (45,960)
                                                         -------------    -----------  -----------
Balance at end of year, net of accumulated
amortization                                               E 1,534,985      E 505,558    E 551,517
                                                         =============    ===========  ===========


                                                                    Years ended December 31,
                                                         -----------------------------------------
                                                                  2002         2001           2000
                                                         -------------    -----------  -----------
Patents and technology rights:
Cost                                                       E 1,805,062      E 657,981    E 657,981
Accumulated amortization                                      (270,077)      (152,423)    (106,464)
                                                         -------------    -----------  -----------
Net carrying amount                                        E 1,534,985      E 505,558    E 551,517
                                                         =============    ===========  ===========

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


5.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

                                                                    Years ended December 31,
                                                         -----------------------------------------------
                                                                  2002             2001             2000
                                                         -------------   --------------     ------------
Non-operating property, plant and equipment                E 2,253,273      E         -      E         -
Operating property, plant and equipment                      3,891,254        6,267,928        5,076,468
                                                         -------------       ----------       ----------
                                                           E 6,144,527      E 6,267,928      E 5,076,468
                                                         =============       ==========       ==========


NON-OPERATING PROPERTY, PLANT AND EQUIPMENT

In conjunction with the Company's plan to restructure certain operating activities, as described in Note 11 to the Consolidated Financial Statements, IsoTis SA announced plans to cease its tissue engineered skin program and to cease construction of its tissue engineering facility in Heerlen, The Netherlands. The Company considered such a decision to be an indicator that the carrying amount of the related assets might not be recoverable. In evaluating the fair value of all of its long-lived assets, the Company determined the carrying value of certain plant and equipment related to the tissue engineering facility exceeded its fair value. Based on the Company's determination of fair value, which considered the current market values of similar assets with comparable remaining useful lives, an impairment of E2,419,710 was charged to operations in 2002. The Company is currently evaluating alternative uses for the tissue engineering facility. No other long-lived assets were deemed to be impaired in 2002, 2001 and 2000.

An analysis of the activity for non-operating plant and equipment is as follows for the year ended December 31, 2002:

                                                                                    PROPERTY, PLANT
                                                                                      AND EQUIPMENT
                                                                                              UNDER
                                                                           LAND        CONSTRUCTION              TOTAL
                                                                     -----------    ---------------        -----------
Balance at beginning of year                                          E       -        E         -      E            -
Transfer from operating property and equipment                          404,643          4,268,340           4,672,983
Impairment                                                                    -         (2,419,710)         (2,419,710)
                                                                     -----------    ---------------        -----------
Balance at end of year, net of accumulated depreciation               E 404,643        E 1,848,630         E 2,253,273
                                                                     ===========    ===============        ===========


OPERATING PROPERTY, PLANT AND EQUIPMENT

An analysis of the activity for operating property, plant and equipment is as follows for the year ended December 31, 2002:

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                                                PROPERTY,
                                        LABORATORY    FURNITURE     COMPUTER                    PLANT AND
                                        AND           AND           EQUIPMENT                   EQUIPMENT
                                        OFFICE        FITTINGS      AND          LABORATORY         UNDER
                                LAND    FACILITIES     EQUIPMENT    SOFTWARE     EQUIPMENT    CONSTRUCTION        TOTAL
                             -------   -----------   -----------    ---------   -----------   ------------  -----------
Balance at January 1,
2000, net of
accumulated
depreciation                 E     -   E 2,765,978     E 273,620    E 467,657   E 1,983,212   E          -  E 5,490,467
Additions                          -       243,871        60,480      478,717       300,425              -    1,083,493
Disposals                          -             -             -     (123,958)            -              -     (123,958)
Depreciation                       -      (632,723)      (71,426)    (232,192)     (437,193)             -   (1,373,534)
                             -------   -----------   -----------    ---------   -----------   ------------  -----------
Balance at December
31, 2000, net of
accumulated
depreciation                       -     2,377,126       262,674      590,224     1,846,444              -    5,076,468
Additions                    404,643       589,303       149,378      502,193       813,643        532,373    2,991,533
Disposals                          -       (17,049)            -      (28,838)            -              -      (45,887)

Depreciation                       -      (716,333)      (87,130)    (385,979)     (564,744)             -   (1,754,186)
                             -------   -----------   -----------    ---------   -----------   ------------  -----------
Balance at December
31, 2001, net of
accumulated
depreciation                 404,643     2,233,047       324,922      677,600     2,095,343        532,373    6,267,928
Additions                          -        20,402        27,871      197,083       285,321      3,735,967    4,266,644
Transfer to non-
operating property,
plant and equipment         (404,643)            -             -            -             -     (4,268,340)  (4,672,983)

Depreciation                       -      (788,606)     (110,191)    (388,361)     (683,177)             -   (1,970,335)
                             -------   -----------   -----------    ---------   -----------   ------------  -----------
Balance at end of
year, net of
accumulated
depreciation                E      -   E 1,464,843     E 242,602    E 486,322   E 1,697,487   E          -  E 3,891,254
                            ========   ===========   ===========    =========   ===========   ============  ===========


The value of assets included above under capital leases are as follows:

                                       Years ended December 31,
                               --------------------------------------------
                                     2002              2001            2000
                               ----------        ----------      ----------
Gross amount                  E 2,327,528       E 1,387,620     E 1,093,206
Accumulated amortization        1,231,736           791,147         414,699
                              -----------       -----------     -----------
Net book value                E 1,095,792         E 596,473     E   678,507
                              ===========       ===========     ===========

Assets under capital leases are primarily furniture and fittings, computer and laboratory equipment.



6.   EMPLOYEE LOANS AND RELATED PARTY TRANSACTIONS

On July 10, 2002, loans with an aggregate value of E233,333 were issued to certain officers of a subsidiary to finance the purchase of subsidiary shares. On May 14, 2003, the full amount of officers loans was repaid. The loans were to mature over a period of 2 to 3 years and bear an interest rate of 4% per annum. Interest was to accrue and become payable at the loans' maturity dates.

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Loans with a principal amount of Euro155,553, together with accrued interest, may be forgiven over the period of the loan, based on the officers' achievement of certain criteria. As a security for the loans, the officers have executed a deed of pledge in favor of the Company.

There were no other significant transactions with related parties during the years ended December 31, 2002, 2001 and 2000.


7.   INVENTORIES

At December 31, 2002 all inventory relates to finished goods. The Company did not maintain any inventory in 2001 and 2000.


8.   SHAREHOLDERS' EQUITY

Share Capital

In conjunction with the business combination described in Note 3, the Company was recapitalized in accordance with the articles of incorporation of Modex. As of December 31, 2002, the nominal value of the Company's ordinary shares is CHF 1 each. At December 31, 2001 and 2000, the Company's ordinary shares had a nominal value of Euro0.0286 per share.

The Company's Board of Directors (the "Board") is authorized until June 19, 2004 to increase the share capital by 2,700,000 shares, with a nominal value of CHF 1 each. The Board is also authorized to determine the issuance price, the type of contributions as well as the date from which the newly issued registered shares will be entitled to dividends.

The Board is authorised until November 20, 2004 to increase the share capital by up to 11,806,235 shares, with a nominal value of CHF 1 each, to be fully paid in by the contribution in kind of ordinary shares in the capital of IsoTis NV at an exchange ratio of 1.4 newly issued shares per share of IsoTis NV. The Board is also authorised to determine the issuance price, the type of contributions as well as the date from which the newly issued registered shares will be entitled to dividends.

At December 31, 2002, the Company had acquired 98.1% of the IsoTis NV shares. A maximum of 372,278 IsoTis NV shares have not been acquired though the Board has the possibility to issue 521,189 new IsoTis SA shares from the authorised capital for this purpose. The Company has no plans to issue the then remaining 11,285,047 authorised shares.

A total of 4,000,000 conditional shares were created pursuant to the exercise of stock option rights to be granted to employees and Board members of the Company and its subsidiaries according to the Company's stock option plans. Out of those 4,000,000 conditional shares, 181,888 have been issued during 2002. Therefore the conditional capital amounts to CHF 3,818,112 at December 31, 2002.


Stock Option Plans

In connection with the business combination in 2002, the Company terminated its existing stock option plan and cancelled all previously outstanding options. The Company adopted a new stock option plan whereby the remuneration committee of the Board may grant options to employees and consultants. At December 31, 2002, a total of 1,216,678 options were available for issuance under the plan.

Options vest based on the terms established in the individual grant agreement. Such terms are established by the remuneration committee and typically range from vesting immediately to vesting over a period of three years. Certain options issued under the plan are subject to profit-retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon sale of the shares to a third party, calculated as the difference between the total proceeds from the sale of shares, and the

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

aggregate exercise price. The portion of any profits to be remitted to the Company decreases ratably over a period of three years. Options generally expire over a period of 4 to 5 years, or upon earlier termination of employment with the Company. Generally, options granted under the plan are granted at prices at least equal to the fair value of the Company's stock at the date of grant.

Subsequent to the business combination, the Company granted 2,783,322 options, of which 1,987,387 were issued to previous holders of IsoTis stock options. The options granted to previous holders of IsoTis stock options were treated as modifications to the original options issued under SFAS 123. Under SFAS 123, the fair value of the newly issued options, in excess of the fair value of the original option revalued at the date of exchange is recognized over the remaining vesting period of the modified award, in addition to any unrecognized expense from the original stock option grant.

A summary of stock option activity for the 2002 plan is as follows:

                                                            WEIGHTED AVERAGE
                                  NUMBER OF SHARES            EXERCISE PRICE
                                  ----------------          ----------------
Balance at January 1, 2002                       -                         -
Granted                                  2,783,322                  CHF 1.90
                                  ----------------          ----------------
Balance at December 31, 2002             2,783,322                  CHF 1.90
                                  ================          ================

The following table summarizes information about the Company's stock options outstanding at December 31, 2002:

                                                                   WEIGHTED
                                            OUTSTANDING             AVERAGE
                                              SHARES AT           REMAINING              WEIGHTED
                                            DECEMBER 31     CONTRACTUAL LIFE              AVERAGE          EXERCISABLE
                                                   2002              (YEARS)         OPTION PRICE              OPTIONS
                           ----------------------------     ----------------     ----------------          -----------
CHF 1.60                                        795,935                  4.9              CHF1.60                    -
CHF 2.02                                      1,987,387                  4.9              CHF2.02            1,804,336
                           ----------------------------                                                    -----------
Outstanding at end of year                    2,783,322                  4.9              CHF1.90            1,804,336
                           ----------------------------                                                    -----------

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company accounts for its employee stock options under the fair value method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                                                  YEAR ENDED DECEMBER
                                                                                                             31, 2002
                                                                                                  -------------------
Risk-free interest rate                                                                                         3.06%
Expected dividend yield                                                                                             -
Expected volatility                                                                                            76.10%
Expected life (years)                                                                                            5.00
The weighted average fair value of options noted above which were granted during the year ended December 31, 2002 are as follows:
Stock price equal to exercise price                                                                            E 0.69
Stock price less than exercise price                                                                           E 0.64



Stock Option Plan 2001 and Earlier

Prior to the business combination with Modex, the Company had an employee stock option plan (the "Old Plan") whereby the remuneration committee of the Board was authorized to grant stock options to employees. Options vested immediately upon grant, however, employees were subject to restrictions on the sale of stock from exercised options for 4 to 5 years from the date of grant. The ordinary shares issued on exercise of options were subject to repurchase by the Company in the event of termination of employment in the period 4 to 5 years from the date of the option grant.

Options expire 4 to 5 years from the date of grant, or earlier upon termination of employment with the Company. Options granted under the Old Plan are granted at exercise prices at least equal to the fair value of the Company's stock at the date of grant. This plan was terminated during 2002.

Share amounts were adjusted to reflect the effects of the merger exchange ratio.

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A summary of the historical stock option activity for the old plan is as follows:

                                                             Weighted
                                        Number of             Average
                                        of Shares      Exercise Price
                                 ----------------      --------------
Balance at January 1, 2002              1,125,424              E 1.49
Granted                                   601,553                3.62
Forfeited                               (112,057)                0.47
                                 ----------------      --------------
Balance at December 31, 2000            1,614,920                2.35
Granted                                   594,132                4.26
Forfeited                                (15,761)                3.79
Exercised                               (170,334)                0.37
                                 ----------------      --------------
Balance at December 31, 2001            2,022,957                3.06
Granted                                   300,468                1.75
Forfeited                               (216,345)                3.40
Exercised                               (119,700)                1.14
Cancelled                             (1,987,380)                2.94
                                 ----------------      --------------
Balance at December 31, 2002                    -                 E -
                                 ================      ==============


In conjunction with the business combination in 2002, 1,987,380 options, effected for the share conversion ratio of 1:1.4, under the Old Plan were cancelled and replaced with newly issued options under a new option plan.


For the Stock Option Plan 2001 and earlier, the Company accounts for its employee stock options under the fair value method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                          Years ended December 31,
                            ----------------------------------------------
                              2002                2001                2000
                            --------            --------           -------
Risk-free interest rate      4.07%               4.77%               6.58%
Expected dividend yield          -                   -                   -
Expected volatility         76.02%               70.86              70.00%
Expected life (years)         4.73                4.71                4.63

The weighted average fair value of options noted above which were granted during the years ended December 31, 2002, 2001 and 2000 are as follows.


                                              Years ended December 31,
                                        -------------------------------------
                                          2002          2001           2000
                                        --------      --------       --------
Stock price greater than exercise price E      -      E      -       E   1.71
Stock price equal to exercise price         0.91          1.97           4.08
Stock price less than exercise price        0.86          2.09           3.64

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.   INTEREST-BEARING LOANS AND BORROWINGS AND CAPITAL LEASE OBLIGATIONS

Interest-bearing loans and borrowings consist of the following:

                                          Years ended December 31,
                              ---------------------------------------------
                                    2002              2001            2000
                              --------------    --------------  -----------
Mortgage facility            E 2,835,990         E       -       E       -
Capital lease obligations      1,118,737           763,800         736,020
Promissory note                   84,157            94,023         103,220
                              --------------    --------------  -----------
                               4,038,884           857,823         839,240
Less current maturities       (3,543,519)         (381,820)       (334,385)
                              --------------    --------------  -----------
Long term portion              E 495,365         E 476,003       E 504,855
                              ==============    ==============  ==========

The Company paid interest of Euro55,769, Euro63,550, Euro72,372 in the years 2002, 2001 and 2000, respectively.

Mortgage Facility

The Company obtained a mortgage facility for the construction of its tissue engineering facility in Heerlen, The Netherlands. The mortgage facility amounts to maximum Euro6,000,000 and is collateralized by the value of the related property and plant.

Interest accrues on the outstanding mortgage balance based on the 1-month Euribor tariff plus 125 basis points. The term of the mortgage facility is 12 years and the maximum amount of the facility is reduced Euro167,000 per quarter, beginning December 31, 2004. Based on the Company's decision to cease construction of the tissue engineering facility, the full amount of the mortgage facility is due upon the demand of the issuer. Accordingly, the outstanding balance of the mortgage facility of Euro2,835,990 is included in current liabilities.

Capital lease Obligations

The Company leases a portion of its fixed assets, notably furniture and fittings, computer and laboratory equipment. These leases are capital leases, which expire over the next three to five years and have an interest rate varying from 6% to 12%. Amortization of fixed assets recorded under capital leases is included in depreciation expense. Capital lease obligations consist of the following at December 31, 2002:

Capital lease obligations                                          E 1,118,737
Less current portion                                                   696,945
Long term portion                                                  E   421,792

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Future minimum annual payments under all non-cancelable capital leases are as follows at December 31, 2002:

2003                                                               E   739,968
2004                                                                   437,479
2005                                                                    10,264
Thereafter                                                                   -
                                                                    ----------
Total minimum lease payments                                         1,187,711
Less amounts representing finance charges                              (68,974)
                                                                    ----------
Present value of minimum lease payments                            E 1,118,737
                                                                    ==========



Promissory Note

The long-term borrowing is payable at an interest rate of 7.5% and matures in 2008. Aggregate principal maturities of long-term borrowings are due as follows at December 31, 2002:

2003                                                                  E 10,584
2004                                                                    11,354
2005                                                                    12,180
2006                                                                    13,065
2007                                                                    14,016
Thereafter                                                              22,958
                                                                    ----------
                                                                      E 84,157
                                                                    ==========



10.   INCOME TAXES

The Company has total tax loss carry forwards of E92.1 million, E33.5 million, and E22.3 million at December 31, 2002, 2001, and 2000 respectively. Tax loss carry forwards at December 31, 2002 are comprised of Dutch tax loss carry forwards of E49.5 and Swiss tax loss carry forwards of E42.6 million. Such tax loss carry forwards may be used to offset taxable income generated in the local jurisdiction.

Under current Dutch tax law, these tax loss carry forwards may be carried forward indefinitely. The Swiss tax losses can be carried forward and offset against subsequent taxable income for a period of seven years from the loss-making year.

The Swiss tax loss carry forwards can be specified as follows:

LOSS-MAKING YEAR                                 TAX LOSSES IN       SEVEN YEAR
                                                      EMILLION       EXPIRATION
                                                --------------      -----------
1997                                                       2.2             2004
1998                                                       2.9             2005
1999                                                       3.7             2006
2000                                                      10.3             2007
2001                                                       9.0             2008
2002                                                      14.5             2009
                                                --------------      -----------
Total tax losses                                          42.6
                                                ==============

The Company has evaluated evidence impacting the realizability of its deferred tax assets, which consist principally of tax loss carry forwards. Management has considered the Company's history of net losses and concluded that it is more likely

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

than not that the full benefits of these tax loss carry forwards will not be realized in the near term. Accordingly, the Company recorded a valuation allowance equal to 100% of the net deferred tax asset balance at December 31, 2002, 2001 and 2000.

11.  RESTRUCTURING

On December 17, 2002, the Board approved a plan to restructure the Company's operations to focus on those products with the highest profit potential. Implementation of the restructuring plan resulted in the termination of 41 Switzerland and Netherlands based employees with aggregate severance costs of E1,096,581. The Company's plan included the termination of certain research and development and administrative personnel. The Company accounted for the restructuring in accordance with the provisions of Emerging Issues Task Force 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. Prior to December 31, 2002, the Company met the criteria established by EITF 94-3 to record severance costs associated with the Company's Switzerland based employees and charged to operations related costs of E327,150 in fiscal year 2002. The Company anticipates charging to operations severance costs of E769,431 associated with affected Netherlands based employees during the first six months of 2003. The Company did not pay any severance costs in 2002.

12.  GEOGRAPHIC INFORMATION

The Company operates in one segment. The Company currently has geographical locations in Switzerland, the Netherlands, and Germany. Geographic information for the year-ended December 31, 2002 is as follows:

                                   THE
                           NETHERLANDS   SWITZERLAND      GERMANY        GROUP
                           -----------   -----------  -----------  -----------

Revenues                   E 3,498,889     E 134,593     E 48,457    3,681,939
Long-lived assets            7,679,512             -            -    7,679,512

Prior to the merger with Modex in 2002, the Company had only one geographical location, which was The Netherlands.



13.  COMMITMENTS AND CONTINGENCIES

Government Grant

In 2000, the Company received a grant for the development of certain biomedical technology. The grant reimbursed the Company for allowable expenses up to a maximum amount of E2,204,237 and expired on December 31, 2002. The Company recognized revenues of E706,210, E857,468 and E586,061 in 2002, 2001 and 2000, respectively, related to the grant. If the Company commercializes products defined by the agreement, then the terms of the agreement provide that all grant proceeds will become repayable at an interest rate of 5.7%. Grant repayments would be payable based on a royalty of 4.0% of net sales from related products and services. Grant repayment would commence in 2003 and continue through 2012 or earlier, based on the amount of royalties paid. After 2012, no additional royalty payments are due. As of December 31, 2002, no products defined by the agreement had been commercialized. In 2003, the Company commercialized a product under this agreement and paid product royalties.

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Operating lease commitments

Future minimum rentals under non-cancelable operating leases are as follows at December 31, 2002:

2003                                                                 E 622,765
2004                                                                   480,282
2005                                                                   231,672
2006                                                                   155,402
Thereafter                                                                   -
                                                                    ----------
                                                                   E 1,490,121
                                                                    ==========

Restricted Cash

The company has bank guarantees for leases held by the Company resulting in the restriction of cash totaling Euro504,265, Euro187,316 and Euro90,983 at December 31, 2002, 2001, and 2000 respectively.

Collaborative Agreements

The Company has the following non-cancelable commitments related to certain license agreements and research and development agreements as of December 31, 2002:

2003                                                               E 2,193,000
2004                                                                   127,000
2005                                                                    47,000
2006                                                                    47,000
2007                                                                    23,000
Thereafter                                                                   -
                                                                    ----------
                                                                   E 2,437,000
                                                                    ==========

14.  DIRECTORS' AND EXECUTIVES' REMUNERATION

Executive directors' remuneration totaled E627,878, E413,394 and E375,739 in 2002, 2001 and 2000 respectively. Non-executive officers' remuneration totaled E72,722, E35,000 and E17,939 in 2002, 2001, and 2000 respectively.

15.  EMPLOYEE INFORMATION

                                          2002            2001           2000
                                 -------------  --------------  -------------
Average number of employees                140            120              87
Number of employees at year-end            168            143             101
Wages and salaries                 E 6,487,003    E 4,783,296     E 2,991,375
Social security costs                  678,319        426,265         409,274
Pension costs                          473,100        318,111         212,336
                                   -----------    -----------     -----------
                                   E 7,638,422    E 5,527,672     E 3,612,985
                                   ===========    ===========     ===========

16.  MAJOR SHAREHOLDERS

At December 31, 2002, Atlas Partners LP owned 10.5% of the shares of the Company. There are no other shareholders owning more than 5% of the shares of the Company.

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17.  SUBSEQUENT EVENTS

Sale of Chienna BV

On May 14, 2003, the Company sold its entire 89.8% ownership interest in Chienna BV to Octoshare BV for aggregate consideration of E2,817,623, resulting in a net gain on disposal of E174,300. In accordance with the terms of the agreement, the Company is entitled to receive incremental payments from Octoshare with respect to commercial development milestone payments by other parties to Octoshare during a 36 month period following the consummation of the transaction. Based on the nature of the milestone payment, the Company is entitled to receive between 30% to 60% of the aggregate payment received by Octoshare. Also, the terms of the arrangement entitle the Company to receive royalties ranging from 7.5% to 20% of Octoshare's operating results, based upon the aggregate net operating result achieved by Octoshare.

As of December 31, 2002, Chienna had total assets of E3,310,874, primarily consisting of cash and patents, and total liabilities of E1,324,733, primarily consisting of notes payable. For the year ended December 31, 2002, Chienna had a net loss of E789,016. Chienna was incorporated in fiscal year 2002 and therefore did not have operating activities prior to such date.

Proposed acquisition of GenSci OrthoBiologics

On June 2, 2003, the Company entered into a definitive arrangement agreement with GenSci Regeneration Sciences Inc. ("GenSci Regeneration") to acquire substantially all of the assets and liabilities of GenSci Regeneration for aggregate consideration of 29,150,000 newly issued shares of IsoTis SA and US$600,000, adjusted for shares not tendered by dissenting shareholders and for shares to be issued in exchange with current GenSci Regeneration option holders. The Boards of Directors of both companies have approved the business combination. Completion of the arrangement is subject to, among other approvals, shareholder approval, approval of the Supreme Court of British Columbia, approval of the Switzerland, Euronext and Canadian stock exchanges and GenSci Regeneration's US subsidiary's emergence from Chapter 11 bankruptcy.

In conjunction with the definitive arrangement agreement, GenSci Regeneration granted the Company an option to purchase up to 19.9% of GenSci Regeneration's then issued and outstanding common shares. This option may be exercised at any time on or after approval of the US Bankruptcy Court if the definitive arrangement agreement with GenSci Regeneration is terminated through receipt by GenSci Regeneration of a superior proposal, if GenSci Regeneration's shareholders do not approve the arrangement, or if the arrangement is not completed by December 31, 2003 and a third party's acquisition proposal is accepted or completed within 12 months thereafter. The option can be exercised by paying cash at a price of CDN$0.43 per share, or at the option of IsoTis SA, by issuing to GenSci Regeneration that number of IsoTis SA Shares, based on the fair value of IsoTis SA shares.

In accordance with the terms of the Agreement, if the arrangement agreement between the partners is terminated, IsoTis SA is obligated, subject to certain limitations, to provide a US $5,000,000 loan to GenSci Regeneration and its US subsidiary, jointly. The loan will bear interest at 10 percent and have a 12 month term.

In connection with the execution of this loan, GenSci Regeneration has agreed to issue, to IsoTis SA, warrants to purchase 6,847,500 shares at $0.43 per share for a term of five years from the date on which the warrants become exercisable. The warrants shall become exercisable only if the loan is funded.

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18. NET INCOME AND SHAREHOLDERS' EQUITY UNDER ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"), which differ in certain significant respects from accounting principles generally accepted in Canada ("Canadian GAAP").

The table below reconciles the net loss and shareholders' equity of the Company under US GAAP to the net loss and shareholders' equity under Canadian GAAP:


                                                   YEARS ENDED DECEMBER 31,
                                            2002               2001             2000
                                   -------------      -------------     ------------
Net loss under US GAAP             E (16,090,132)     E (11,752,524)    E (8,397,388)
Stock-based compensation                 550,625            581,884          291,197
Restructuring                           (769,431)                 -                -
                                   -------------      -------------     ------------
Net loss under Canadian GAAP       E (16,308,938)     E (11,170,640)    E (8,106,191)




                                                           Years ended December 31,
                                               --------------------------------------------
                                                    2002             2001             2000
                                               -----------      -----------      -----------
Shareholders' equity under US GAAP            E 79,083,954     E 71,951,381     E 83,058,524
Restructuring                                     (769,431)               -                -
                                              ------------     ------------     ------------
Shareholders' equity under Canadian GAAP      E 78,314,523     E 71,951,381     E 83,058,524
                                              ============     ============     ============


The following accounting principles were followed by the Company pursuant to Canadian GAAP:

Stock-based compensation

Under Canadian GAAP, prior to January 1, 2002, the Company did not record any compensation expense related to stock options issued to employees. Effective January 1, 2002, the Company adopted The Canadian Institute of Chartered Accountants Handbook ("CICA") Section 3870 - Stock-Based Compensation and Other Stock-Based Payments. Under CICA Section 3870, the Company accounts for stock options in accordance with the fair value-based method of accounting. Compensation expense is determined as of the date of the grant and is then recognized on a consistent basis over the vesting period of the options as an increase to compensation expense and additional paid-in capital. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. Under US GAAP, the Company has accounted for stock options using the fair value method of accounting since its inception.


Restructuring

Under US GAAP, the Company accounts for restructuring costs pursuant to Emerging Issues Task Force ("EITF") 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, which among other criteria, requires the

ISOTIS SA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Company to notify the affected employees of their termination prior to recording a restructuring obligation. Under Canadian GAAP, the Company records a restructuring obligation upon management's approval of a detailed plan of arrangement.


In-process research and development

Under Canadian GAAP, the Company capitalizes the fair value of in-process research and development identified in a purchase business combination. Under US GAAP, the fair value of in-process research and development costs are charged to expense in the period in which the business combination occurred. The Company identified in-process research and development of Euro2,200,000 related to the acquisition of Modex Therapeutics. As the fair value of the identified net assets acquired of Euro33,897,625 exceeds the aggregate purchase price of Modex of Euro24,555,893, the Company reduced to zero the carrying amount of the amounts assigned to property, plant and equipment, intangible assets and in-process research and development. The remaining excess of identifiable net assets over purchase price resulted in the Company recognizing an extraordinary gain of Euro360,823 in 2002 under both US and Canadian GAAP.

THE MODEX GROUP
CONSOLIDATED FINANCIAL STATEMENTS AS OF
AND FOR THE ELEVEN MONTH PERIOD ENDED NOVEMBER 30, 2002 AND AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000.

REPORT OF THE GROUP AUDITORS TO THE DIRECTORS OF ISOTIS SA

As auditors of the Group, we have audited the consolidated financial statements (statement of income and expenses, balance sheet, statement of changes in shareholders' equity, statement of cash flows and notes) of Modex Therapeutiques SA and its subsidiary for the eleven-month period ended November 30, 2002 with comparative information for the years ended December 31, 2001 and 2000.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Financial Reporting Standards (IFRS), and comply with Swiss Law.

Ernst & Young Ltd
Geneva, Switzerland, August 28, 2003





/s/ Mark Hawkins                                /s/ Stuart A. Reid
----------------------------                    ----------------------------



Mark Hawkins                                    Stuart Reid
Chartered Accountant                            Chartered Accountant
(Auditor in charge)


THE MODEX GROUP
CONSOLIDATED STATEMENT OF INCOME AND EXPENSES

                                                    Eleven
                                              months ended
                                              November 30,        Year ended December 31,
                                      --------------------  ------------------------------------
                               Notes                  2002                2001              2000
                                                   CHF 000             CHF 000           CHF 000
                                         --------------------  ------------------  ----------------
INCOME
Income from research
collaborations                                         322               1,218               712
Income from sale of                                    161                 475               164
products                                          ---------           ---------         --------
Total income                                           483               1,693               876
                                                  ---------           ---------         --------
OPERATING
EXPENSES
Cost of sales                                          386                 301                71
Selling and marketing                                2,229               2,522               521
Research and development                            10,511              10,425             7,171
General and administrative                           2,783               3,794             2,547
Depreciation and amortization     12                 2,019               1,782               764
                                                  ---------           ---------         --------
Total operating expenses                            17,928              18,824            11,074
                                                  ---------           ---------         ---------
NET OPERATING LOSS                                 (17,445)            (17,131)          (10,198)
Financial income (net)            13                   702               1,793             1,297
                                                  ---------           ---------         ---------
NET LOSS FOR THE PERIOD                            (16,743)            (15,338)           (8,901)
                                                  =========           =========         =========
NET LOSS PER SHARE (CHF)
Basic and diluted loss            20                 (1.27)              (1.18)            (1.21)
per share                                         =========           =========         =========

The accompanying notes form an integral part of these consolidated financial statements.


THE MODEX GROUP
CONSOLIDATED BALANCE SHEET

                                               Notes           30-11-2002        31-12-2001       31-12-2000
                                                                  CHF OOO           CHF 000          CHF 000
                                                               ----------        ----------       ----------
ASSETS
Current assets
Cash and cash equivalents                             3            31,251             5,181           10,803
Short-term investments                                4            10,000            50,000           60,000
Inventories                                           5                68               235              102
Trade accounts receivable                             6                86               468              363
Other current assets                                  7             1,712             1,182              851
                                                                 --------          --------         --------
Total current assets                                               43,117            57,066           72,119
Long-term assets
Property, plant and equipment                         8             2,819             3,544            2,226
Intangible assets                                     9                --             1,361            2,139
                                                                 --------          --------         --------
                                                                   45,936            61,971           76,484
                                                                 ========          ========         ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Trade accounts payable                                              764               256              747
  Accrued payables                                                  2,751             2,107            1,331
                                                                 --------          --------         --------
Total current liabilities                                           3,515             2,363            2,078
                                                                 --------          --------         --------
Long-term liabilities                                10               377             1,364              972

Shareholders' equity
  Share capital                                      11            13,823            13,805           13,805
  Additional paid-in capital                                       83,144            82,902           82,907
  Treasury shares                                                    (419)             (702)            (855)
  Accumulated deficit                                             (54,504)          (37,761)         (22,423)
                                                                 --------          --------         --------
Total shareholders' equity                                         42,044            58,244           73,434
                                                                 --------          --------         --------
                                                                   45,936            61,971           76,484
                                                                 ========          ========         ========

The accompanying notes form an integral part of these consolidated financial statements




THE MODEX GROUP
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                          ADDITIONAL
                                    SHARE CAPITAL            PAID-IN          TREASURY SHARES                 ACCUMULATED
                                                             CAPITAL    ---------------------------               DEFICIT
                                         CHF '000           CHF '000          NUMBER       CHF '000             CHF '000
                                    -------------       ------------    ------------    -----------          ------------
BALANCE AT DECEMBER 31, 1999                  304             19,235         (32,550)           (32)              (13,522)
Sale of treasury shares                                                        3,000              3
Capital increase from
IPO, net                                   13,501             62,757        (856,950)          (857)
Sale of treasury shares                                           85           5,350              5
Sale of treasury shares                                          830          26,120             26
Loss for the year
December 31, 2000                                                                                                  (8,901)
                                    -------------       ------------    ------------    -----------          ------------
Balance at December 31, 2000               13,805             82,907        (855,030)          (855)              (22,423)
                                    -------------       ------------    ------------    -----------          ------------
Issuance of treasury
shares relating to SOP                                           (52)        133,200            133
Purchase of treasury
shares                                                           (96)         (9,570)            (9)
Sale of treasury shares
to BioCare
shareholders                                                     143          29,273             29
Loss for the year
December 31, 2001                                                                                                 (15,338)
                                    -------------       ------------    ------------    -----------          ------------
Balance at December 31, 2001               13,805             82,902        (702,127)          (702)              (37,761)
                                    -------------       ------------    ------------    -----------          ------------
Capital increase in
anticipation of the
IsoTis NV transaction                          18
Sale of treasury shares
to BioCare
shareholders                                                     170          56,793             57
Issuance of treasury
shares relating to
the Old Plan                                                     (29)         75,750             76
Issuance of treasury
shares relating to
SOP II                                                           (18)         18,000             18
Issuance of treasury
shares relating to
Board and
management                                                       119         132,950            133
Loss for the period
ended November 30,
2002                                                                                                              (16,743)
                                                                                                             ------------
Balance at November 30, 2002               13,823             83,144        (418,634)          (419)              (54,504)
                                    =============       ============    ============    ===========          ============


a) In accordance with the International Accounting Standards (SIC 16), the treasury shares are shown as a deduction from equity.

b)   The capital increase from the IPO is net of costs of CHF 6.6 million.

c) On July 9, 2001, the Company carried out a ten-for-one stock split which increased the number of registered shares from 1,380,534 to 13,805,340 and reduced the nominal value per share from CHF 10 to CHF 1. All share and per share amounts appearing in the consolidated financial statements and notes thereto have been restated to reflect the change in nominal value and number of registered shares as though the reduction in nominal value and increase in the number of shares had occurred on December 31, 1999.

The accompanying notes form an integral part of these consolidated financial statements


THE MODEX GROUP
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                   ELEVEN MONTHS
                                                                           ENDED
                                                                    NOVEMBER 30,           YEAR ENDED DECEMBER 31,
                                                                   -------------        ----------------------------
                                                          NOTES             2002               2001             2000
                                                                         CHF 000            CHF 000          CHF 000
                                                                   -------------        -----------       ----------
CASH FLOWS USED FOR OPERATING ACTIVITIES
Net loss for the year                                                    (16,743)           (15,338)          (8,901)
Financial income (net)                                       13             (702)            (1,793)          (1,297)
Depreciation and amortization                                12            2,019              1,782              764
Other non-cash items                                                        (265)              (178)              75
                                                                   -------------        -----------       ----------
CASH USED FOR OPERATING ACTIVITIES BEFORE WORKING                        (15,691)           (15,527)          (9,359)
CAPITAL CHANGES
Decrease/(increase) in
inventories                                                                  167               (133)            (102)
Decrease/(increase) in trade
accounts receivable                                                          382               (105)            (298)
(Increase) in other current
assets                                                                      (530)              (331)            (452)
Increase in trade accounts
payable and accrued payables                                               1,152                284            1,291
                                                                   -------------        -----------       ----------
NET CASH USED FOR OPERATING ACTIVITIES                                   (14,520)           (15,812)          (8,920)
CASH FLOWS PROVIDED FROM/(USED FOR) INVESTING
ACTIVITIES
Purchases of property, plant
and equipment                                                               (363)            (2,322)            (673)
Change in short-term
investments                                                               40,000             10,000          (58,185)
Interest received                                                            762              1,841            1,297
Amount paid to BioCare
shareholders                                                                   -               (194)               -
Acquisition costs of purchase
of subsidiary                                                                  -                 (5)             (90)
Discount on exercising of
options                                                                      251                  -                -
                                                                   -------------        -----------       ----------
NET CASH PROVIDED FROM/(USED FOR) INVESTING ACTIVITIES                    40,650              9,320          (57,651)
CASH FLOWS PROVIDED FROM/(USED FOR) FINANCING
ACTIVITIES
Proceeds from sale and
leaseback of assets                                           8                -                891                -
Interest paid relating to finance
lease                                                                        (60)               (21)               -
Proceeds from issuance of convertible
notes                                                                          -                  -           11,000
Proceeds from the IPO                                                          -                  -           64,402
Repayment of bank borrowings                                                   -                  -             (619)
                                                                   -------------        -----------       ----------
NET CASH (USED FOR)/PROVIDED FROM FINANCING ACTIVITIES                       (60)               870           74,783
                                                                   -------------        -----------       ----------
NET INCREASE/(DECREASE) IN CASH & CASH EQUIVALENTS                        26,070             (5,622)           8,212
CASH AND CASH EQUIVALENTS
At beginning of period                                                     5,181             10,803            2,591
                                                                   -------------        -----------       ----------
At end of period                                                          31,251              5,181           10,803
                                                                   =============        ===========       ==========


The accompanying notes form an integral part of these consolidated financial statements

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    BACKGROUND AND OPERATIONS

Modex Therapeutiques SA and subsidiary ("the Group"), is a biotechnology group of companies with its headquarters based in Lausanne, Switzerland. The Group is primarily in a research and development phase with the objective to develop and acquire new and innovative products and technologies in the field of skin management.

On June 23, 2000 the shares of the holding company, Modex Therapeutiques SA (the "Company") were listed on the Swiss Stock Exchange ("SWX") through an Initial Public Offering (the "IPO"). The shares were traded on the SWX New Market under the ticker symbol MDXN.

On July 9, 2001 the Company carried out a ten-for-one stock split which increased the number of registered shares from 1,380,534 to 13,805,340 and reduced the nominal value per share from CHF 10 to CHF 1. All share and per share amounts appearing in the consolidated financial statements and notes thereto have been restated to reflect the change in nominal value and number of registered shares as though the reduction in nominal value and increase in the number of shares had occurred on December 31, 2000.

On September 23, 2002, the Company jointly announced with IsoTis N.V. ("IsoTis"), the intention to merge the two companies. The merger of the Company and IsoTis was subsequently consummated on December 3, 2002 (see note
15). These consolidated financial statements have been prepared to present the Modex Group immediately prior to the merger. The activity between the date of the financial statements and the date of the transaction is in no respects material to the financial statements as a whole.


2.    SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared under the historical cost convention in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and its predecessor organization the International Accounting Standards Committee, and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB and in force at November 30, 2002. The significant accounting policies adopted by the Group are as follows:

2.1   Scope of the consolidation

The consolidated financial statements include all companies in which the Company has more than 50% of the voting rights or over which it exercises control. Companies are included in the consolidation as from the date of acquisition. The acquisition method of accounting is used to account for acquisitions of companies. Intercompany balances, transactions and profits have been eliminated.

Effective October 1, 2000 the Company purchased a 100% interest in the private company BioCare Biotechnologie fur die Therapie GmbH ("BioCare") based in Leipzig Germany. In December 2001 BioCare changed its name to Modex Therapeutics GmbH.

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As at November 30, 2002, December 31, 2001 and 2000, the Group comprises the following companies:

COMPANY                         LOCATION     CURRENCY      CAPITAL   OWNERSHIP
------------------------     -----------
Modex Therapeutiques SA      Switzerland          CHF            -           -
Modex Therapeutics GmbH          Germany           DM       50,000        100%


2.2   Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.


2.3   Recognition of income

Income related to collaborative research with the Group's corporate partners is recognized when the research services are performed over the related funding periods for each contract. Under these agreements, the Group is required to perform research and development activities as specified in each respective agreement. Deferred income may result when the Group does not expend the required level of effort during a specific period in comparison to funds received under the respective contracts or when funds received are refundable under certain circumstances. Milestone and royalty payments, if any, are recognized pursuant to collaborative agreements upon the achievement of specified milestones.

Nonrefundable up-front payments received in connection with the research and development collaboration agreements are deferred and recognized on a straight-line basis over the relevant periods in the agreement, generally the research term.

Income from products or services is accounted for when the product is shipped or when the service is delivered and is included in the consolidated financial statements in the period to which they relate. If it is considered probable that the income will not be collected, for example reimbursement from health insurers is not obtained, then no income is recognized in the consolidated statement of income and expenses.


2.4   Research and development costs

Research and development costs are expensed as incurred. The Group considers that the regulatory and clinical risks inherent in the development of its products preclude it from capitalizing development costs.


2.5   Patents and licenses

The costs to register patents and licenses are expensed as incurred, except where there is existing income relating to the patent or license in which case the costs are capitalized and are amortized over the useful life of the assets, which is 20 years from the registration date for patents and the related term of the contract for licenses, but not exceeding 20 years.

As the Group is currently in a research and development phase with no significant income relating to existing patents and licenses, all patent and license costs are currently expensed as incurred. The legal fees not directly attributable to a particular patent or license are also expensed as incurred.

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.6   Employee benefits

All employees benefit from the compulsory Swiss and German state plans for old age and invalidity. In addition, the employees of the Swiss company belong to a Company pension plan, which is similar to a defined contribution plan. Contributions to such plans are expensed as incurred.


2.7   Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is calculated on a FIFO basis. The cost of work-in-progress and finished goods inventories includes materials, direct labor and an appropriate proportion of variable and fixed overhead, the latter being allocated on the basis of normal operating capacity.


2.8   Trade accounts receivable

Trade accounts receivable are carried at anticipated realizable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the period-end. Bad debts are written off through selling expense in the period they are identified.


2.9   Goodwill

Goodwill represents the excess of the acquisition cost over the Group's share of the fair value of the net assets acquired, at the date of the acquisition. Goodwill on acquisition is capitalized at the date of acquisition and amortized on a straight-line basis over the expected period of benefit, but not exceeding 20 years. The carrying amount of goodwill is reviewed annually and written down for impairment where management considers it necessary. In the case of the Modex Therapeutics GmbH acquisition the goodwill was being amortized over three years until being accelerated in 2002, as further discussed in note 9.


2.10  Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of laboratory and office equipment is calculated using the straight-line basis over the estimated useful lives of the assets, which have been determined to be five years, except for computer equipment which is depreciated over 3 years. Leasehold improvements are capitalized and depreciated over the shorter of the remaining life of the related lease or the useful life of the improvement.

The carrying amount of items of property, plant and equipment are reviewed on a regular basis to assess whether they are recorded in excess of their recoverable amounts. Where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount. No such write-downs have occurred to date.


2.11  Leases

Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased asset are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statement of income and expenses on a straight-line basis over the term of the lease.

Leases where the Group effectively retains substantially all the risks and benefits of ownership of the leased asset are classified as financing leases. Assets acquired under finance leases are capitalized and depreciated over the shorter of the useful life of the asset or the term of the lease with the associated liability included in current and long-term liabilities as appropriate. Finance lease payments are split between installment and finance cost such that the finance cost is spread over the term of the lease.

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.12  Foreign currency translation

The accounting records of the Company are maintained in Swiss Francs, denoted herein as CHF. The accounting records of Modex Therapeutics GmbH were maintained in German Marks up to December 31, 2001 and Euro from January 1, 2002. Assets and liabilities of Modex Therapeutics GmbH are translated into Swiss Francs at period-end exchange rates with any significant resulting gain or loss on translation included as a separate component of shareholders' equity. At none of the periods presented was such translation gain or loss significant. All transactions in other currencies are translated into Swiss Francs at the rate prevailing at the time of the transaction. Monetary assets and liabilities in other currencies remaining at the balance sheet date are translated at the appropriate period-end rate. Transaction and translation foreign exchange profits and losses are included in the consolidated statement of income and expenses in the period to which they relate.


2.13  Share capital

Ordinary share capital is recognized at the fair value of the consideration received by the Company. As shares are repurchased by the Company, the amount of consideration paid is recognized as a deduction from equity and the nominal amount of such shares reported in the consolidated balance sheet as treasury shares.


2.14  Taxation

Income taxes are provided on all income reported to the balance sheet date on which income taxes will ultimately be assessed. Deferred income tax is provided, using the liability method, for all temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes when there is a reasonable certainty of its future realization.


2.15  Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, short-term investments, accounts receivable and accounts payable. Due to the short-term nature of these financial instruments, all financial instruments are valued in the balance sheet at cost. Financial assets are recognized and derecognized on trade date accounting.


3. CASH AND CASH EQUIVALENTS
                                        30-11-2002      31-12-2001    31-12-2000
                                           CHF 000         CHF 000       CHF 000
                                      ------------    ------------   -----------
Cash in hand and at bank                    31,251           5,181        10,803
                                      ============    ============   ===========

Cash and cash equivalents are defined as cash on hand, short-term deposits with banks, and short-term, highly liquid investments with an initial maturity of less than three months, readily convertible to known amounts of cash. Two of the banks with which the Group deposits funds are shareholders of the Company. The deposits are placed at market interest rates.

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.    SHORT-TERM INVESTMENTS
                                        30-11-2002      31-12-2001    31-12-2000
                                           CHF 000         CHF 000       CHF 000
                                      ------------    ------------   -----------
Marketable securities                       10,000          50,000        60,000
                                      ============    ============   ===========

Short-term investments comprise short-term cash deposits and are defined as investments with an initial maturity greater than three months, but less than twelve months. The average maturity of the investments at November 30, 2002 was four months. Average interest for the period was 3.75% (2001: 3.75% - 2000: 1.25%).



5.    INVENTORIES
                                        30-11-2002     31-12-2001     31-12-2000
                                           CHF 000        CHF 000        CHF 000
                                      ------------    ------------   -----------
Raw materials                                   68            128            34
Work-in-progress                                 -            107            48
Finished goods                                   -              -            20
                                      ------------    ------------   -----------
Total                                           68            235           102
                                      ============    ============   ===========

6.    TRADE ACCOUNTS RECEIVABLE

                                        30-11-2002     31-12-2001     31-12-2000
                                           CHF 000        CHF 000        CHF 000
                                      ------------    ------------   -----------

Trade accounts receivable, gross               479            468            363
Provision for doubtful debts                  (393)             -              -
                                      ------------    ------------   -----------
Trade accounts receivable, net                  86            468            363
                                      ============    ============   ===========

7.    OTHER CURRENT ASSETS

                                        30-11-2002     31-12-2001     31-12-2000
                                           CHF 000        CHF 000        CHF 000
                                      ------------    ------------   -----------


Prepaid rent                                     -              -            113
Value added tax recoverable                    290            371            163
Withholding tax receivable                     732            517            446
Other prepayments                              690            294            129
                                      ------------    ------------   -----------
Total                                        1,712          1,182            851
                                      ============    ============   ===========


8. PROPERTY, PLANT AND EQUIPMENT

On July 1, 2001, the Group entered into a sale and leaseback transaction with a leasing company for all of its laboratory equipment in Lausanne, Switzerland. As substantially all the risks and benefits of ownership of the assets remain with the Group the lease is recorded as a finance lease. The net book value of these assets at November 30, 2002 amounted to CHF 751,355 (2001:
1,103,291 - 2000: N/A).

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



                                      LABORATORY        OFFICE         LEASEHOLD       TOTAL        TOTAL         TOTAL
                                       EQUIPMENT    EQUIPMENT CHF    IMPROVEMENTS   30-11-2002   31-12-2001    31-12-2000
                                         CHF 000              000         CHF 000      CHF 000      CHF 000       CHF 000
                                    --------------  -------------    ------------   ----------   ----------    -----------
COST
Beginning of the period                    1,816              682           2,345        4,843        3,444         2,448
Additions                                    292              119               -          411        3,213           673
Disposals                                   (512)             (97)            (25)        (634)         (11)            -
Disposal on sale and leaseback                 -                -               -            -       (1,803)            -
Acquisition of subsidiary                      -                -               -            -            -           323
                                         -------          -------          ------       ------      -------        ------
End of the period                          1,596              704           2,320        4,620        4,843         3,444
                                         -------          -------          ------       ------      -------        ------
ACCUMULATED DEPRECIATION
Beginning of the period                      573              259             467        1,299        1,218           546
Depreciation                                 439              185             413        1,037        1,004           570
Disposals                                   (446)             (89)              -         (535)         (11)            -
Disposal on sale and leaseback                 -                -               -            -         (912)            -
Acquisition of subsidiary                      -                -               -            -            -           102
                                         -------          -------          ------       ------      -------        ------
End of the period                            566              355             880        1,801        1,299         1,218
                                         -------          -------          ------       ------      -------        ------
NET BOOK VALUE AT END OF THE               1,030              349           1,440        2,819        3,544         2,226
PERIOD                                   =======          =======          ======       ======      =======        ======


The insurance value of the property, plant and equipment was CHF 4.5 million (2001: CHF 2.9 million - 2000: CHF 2.8 million).

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.    INTANGIBLE ASSETS

                                        30-11-2002     31-12-2001     31-12-2000
                                           CHF 000        CHF 000        CHF 000
                                      ------------    ------------   -----------



COST
At January 1 and November 30              2,333           2,333              -
Additions relating to purchased
goodwill (note 10)                            -               -          2,333
                                       ---------        --------       --------
End of the period                         2,333           2,333          2,333
                                       ---------        --------       --------
ACCUMULATED AMORTIZATION
Beginning of the period                    (972)           (194)             -
Amortization (note 12)                   (1,361)           (778)          (194)
                                       ---------        --------       --------
End of the period                        (2,333)           (972)          (194)
                                       ---------        --------       --------
NET BOOK VALUE AT END OF THE PERIOD           -           1,361          2,139
                                       =========        ========       ========

Modex Therapeutics GmbH

During the first half of 2002, the health insurance reimbursement rate in Germany of the Company's first commercial product EpiDexTM fell below 20%. Consequently, with effect from July 1, 2002 the manufacturing operations of the Leipzig subsidiary were transferred to Lausanne. Given the uncertain reimbursement environment in Germany and that the Leipzig operations have now been closed, the goodwill amortization was accelerated in 2002. The additional charge due to the accelerated amortization for 2002 amounted to CHF 583,000.



10.   LONG-TERM LIABILITIES
                                         30-11-2002   31-12-2001     31-12-2000
                                            CHF 000      CHF 000        CHF 000
                                         -----------  ----------     ----------
Due to BioCare shareholders                       -          606            972
Obligation under finance lease (note 17)        377          758              -
                                         -----------  ----------     ----------
Total                                           377        1,364            972
                                         ===========  ==========     ==========

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The movement in the amount due to BioCare shareholders was as follows:

                                        30-11-2002    31-12-2001     31-12-2000
                                           CHF 000       CHF 000        CHF 000
                                        -----------   -----------    -----------
Amount due at January 1,                       606           972            -
Amount due up to 2003 dependent upon
milestones, payable in cash or shares            -             -          972
Amount paid in treasury shares                (227)         (172)           -
Amount paid in cash                              -          (194)           -
Amount written back                           (379)            -            -
                                        -----------   ----------     ----------
End of the period                                -           606          972
                                        ===========   ==========     ========

The long-term liability due to BioCare shareholders related to the previous shareholders of BioCare GmbH and was payable up to 2003, contingent upon their continued employment as members of company management, and upon certain milestones being reached. Since these conditions are no longer fulfilled, the liability outstanding amounting to CHF 379,000 has been written back prior to November 30, 2002 (see note 12).


The assets and liabilities arising on the acquisition of BioCare in 2000 were as follows:

                                                                      CHF 000
                                                                      -------
Cash and cash equivalents                                                   -
Inventories                                                                68
Other current assets                                                      444
Property, plant and equipment                                             219
Accrued liabilities                                                      (522)
Borrowings                                                               (619)
                                                                      -------
Fair value of liabilities                                                (410)
Total purchase consideration (see below)                                1,923
                                                                      -------
Goodwill arising on acquisition (note 9)                                2,333
                                                                      =======

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Purchase consideration

The purchase consideration comprised the following:

                                                                      CHF 000
                                                                      -------
Amount paid to BioCare shareholders, paid in shares                       856
Other costs relating to the acquisition, paid in cash                      90
Other costs relating to the acquisition, not paid at December 31, 2000 5 Amount due up to 2003 dependent upon milestones, payable in cash
or Shares                                                                 972
                                                                      -------
Total purchase consideration                                            1,923
                                                                      =======



11. SHARE CAPITAL AND OPTIONS

On July 9, 2001 the Company carried out a ten-for-one stock split which increased the number of registered shares from 1,380,534 to 13,805,340 and reduced the nominal value per share from CHF 10 to CHF 1.

All share and per share amounts appearing in the consolidated financial statements and notes thereto have been restated to reflect the change in nominal value and number of registered shares as though the reduction in nominal value and increase in the number of shares had occurred on December 31, 1999.



                                       30-11-2002                       31-12-2001                     31-12-2000
                             ---------------------------     ---------------------------    ----------------------------
                                NUMBER OF                      NUMBER OF                      NUMBER OF
                                   SHARES        CHF 000          SHARES         CHF 000         SHARES         CHF 000
                             ------------     ----------     -----------       ---------    ------------      ----------
Issued share capital           13,823,340         13,823      13,805,340          13,805     13,805,340          13,805
Authorized share
capital, not issued             2,700,000          2,700       2,700,000           2,700      2,700,000           2,700
Conditional share capital         732,000            732         750,000             750        750,000             750



11.1  Statement of changes in shareholders' equity

The changes in shareholders' equity are explained below.


11.1.1 Movements in shareholders' equity in 2002, 2001 and 2000

Movements in shareholders' equity comprise the issuance of treasury shares relating to the exercise of share options (see note 11.2.1), the remuneration of the board of directors and management, the purchase of treasury shares, and the sale of treasury shares to BioCare shareholders in accordance with the acquisition of Modex Therapeutics GmbH (see note 10).

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.1.2 Convertible debt

During April 2000, the Company issued CHF 11,000,000 of convertible notes (the "Notes"). The terms of the Notes included a provision that upon an initial public offering for the Company, the Notes would be converted using a per share value equivalent to 70% of such initial public offering price. Accordingly, in conjunction with the IPO, the Notes were converted into shares of the Company and cancelled.


11.2  Share option plans

The Company has four share option plans, the "Old Plan", the "New Plan No II and IV" and the "New Plan No III".


11.2.1 The old share option plan (The "Old Plan")

The Old Plan was approved by the Board of Directors on December 19, 1997. The shares available for the Old Plan were held by the Company as treasury shares.

The objective of the Old Plan was to attract employees and consultants who were in a position to make a significant contribution to the success of the Group through the ownership of shares of the Company's share capital. The Company held treasury shares which were used for the share option plan in favor of employees and consultants as follows:



                                                                         30-11-2002       30-12-2001        31-12-2000
                                                                         ----------       ----------       -----------
Number of treasury shares at period end                                     418,634          702,127           855,030
                                                                         ----------       ----------        ----------
Allocated to old share option plan                                          460,500          574,500           711,000
Allocated to new share option plan No III and granted (note
11.2.3)                                                                      39,968           39,968                 -
Treasury shares to be reacquired by the Company following recent
allocations                                                                 (81,834)          87,659           144,030
                                                                         ----------       ----------        ----------
                                                                            418,634          702,127           855,030
                                                                         ==========       ==========        ==========


The Old Plan was terminated from the date of the IPO. Options were granted with a vesting period of one to four years and a duration of six years. Once exercisable, the holder of an option had the right to exercise the option at the specified exercise price, each option allowing the holder to acquire 30 shares from the Company before the 10 for 1 stock split on July 9, 2001 or 300 shares after the stock split. However, the options could not be exercised during a six-month period from the date of the IPO.

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A summary of the movements in stock options during 2002, 2001 and 2000 relating to the Old Plan is as follows:


                                                                        OPTIONS           WEIGHTED
                                                                    OUTSTANDING            AVERAGE
                                                                   (EACH OPTION     EXERCISE PRICE
                                                                    ENTITLED TO          PER SHARE
                                                                     300 SHARES)               CHF
                                                                  -------------     --------------
As at January 1, 2000                                                     2,370               0.59
                                                                  -------------     --------------
As at December 31, 2000 (equivalent shares of 711,000)                    2,370               0.59
Exercised                                                                  (444)              0.60
Cancelled                                                                   (11)              0.74
                                                                  -------------     --------------
As at December 31, 2001 (equivalent shares of 574,500)                    1,915               0.68
Exercised                                                                  (253)              0.61
Cancelled/forfeited                                                        (128)              0.74
                                                                  -------------     --------------
As at November 30, 2002 (equivalent shares of 460,500)                    1,534               0.64
                                                                  =============     ==============



11.2.2 The new share option plans (The "New Plan No II and IV)

On June 20, 2000, the Company's general meeting resolved that a conditional share capital of a maximum amount of CHF 750,000 be created by the exercise of option rights to be granted to employees and Board members according to a stock option plan to be prepared by the Board of Directors. This stock option plan was approved by the Board of Directors on November 3, 2000 and December 20, 2001 (the "New Plan No II and IV"). Options were granted with a vesting period of one to four years and a duration of six years.

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The objective of New Plan No II and IV was to attract employees and Board members who were in a position to make a significant contribution to the success of the Group through the ownership of shares of the Company's share capital.

                                                          30-11-2002       31-12-2001      31-12-2000
                                                        ------------       ----------      ----------
Conditional shares at period end                             732,000          750,000         750,000
                                                        ------------       ----------      ----------
NEW PLAN NO II AND IV
Allocated to share option plan No II and granted              62,010           80,010               -
Allocated to share option plan No IV and granted             261,218          261,218               -
Allocated to share option plan No IV but not granted         408,772          408,772         750,000
                                                        -------------      ------------    ----------
                                                             732,000          750,000         750,000
                                                        ============       ==========      ==========



SHARE OPTION PLAN NO II
The movement of the share option plan No II is as follows:



                                                                      OPTIONS
                                                                  OUTSTANDING            WEIGHTED
                                                                 (EACH OPTION             AVERAGE
                                                               ENTITLED TO 10      EXERCISE PRICE
                                                                      SHARES)       PER SHARE CHF
                                                             ----------------     ---------------
As at January 1, 2001                                                       -
Granted                                                                 8,001                1.00
Exercised                                                                   -
                                                              ---------------     ---------------
As at December 31, 2001 (equivalent shares of 80,010)                   8,001
Exercised                                                              (1,800)               1.00
Cancelled                                                                   -
                                                             ----------------     ---------------
As at November 30, 2002 (equivalent shares of 62,010)                   6,201                1.00
                                                             ================     ===============


Once exercisable, the holder of an option had the right to exercise the option at the specified exercise price, each option allowing the holder to subscribe for ten shares.

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SHARE OPTION PLAN NO IV
The movement of the share option plan No IV is as follows:



                                                               Options
                                                           outstanding           Weighted
                                                          (each option            average
                                                         entitled to 1     exercise price
                                                               shares)      per share CHF
                                                       ---------------    ---------------
As at January 1, 2001                                               -
Granted                                                       261,218               6.00
                                                       --------------     --------------
As at December 31, 2001 (equivalent shares of 261,218)        261,218               6.00
                                                       --------------     --------------
As at November 30, 2002 (equivalent shares of 261,218)        261,218               6.00
                                                       ==============     ==============



Once exercisable, the holder of an option had the right to exercise the option at the specified exercise price, each option allowing the holder to subscribe for one share.

11.2.3 The new share option plan (The "New Plan No III")

The New Plan No III was approved by the Board of Directors on November 3, 2000. The shares available for the New Plan No III were held by the Company as treasury shares. Options were granted with a vesting period of one year and a duration of six years.

The objective of the New Plan No III was to attract consultants who are in a position to make a significant contribution to the success of the Group through the ownership of shares of the Company's share capital. Once exercisable, the holder of an option had the right to exercise the option at the specified exercise price, each option allowing the holder to acquire one share.

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The movement of the share option plan No III is as follows:

                                                            OPTIONS     WEIGHTED
                                                        OUTSTANDING      AVERAGE
                                                       (EACH OPTION     EXERCISE
                                                      ENTITLED TO 1    PRICE PER
                                                            SHARES)    SHARE CHF
                                                      -------------   ----------
As at January 1, 2001                                             -            -
Granted                                                      39,968         2.36
                                                      -------------   ----------
As at December 31, 2001 (equivalent shares of 39,968)        39,968         2.36
                                                      -------------   ----------
As at November 30, 2002 (equivalent shares of 39,968)        39,968         2.36
                                                      =============   ==========

11.3 Authorized share capital, not issued

On June 20, 2000, the Company's general meeting resolved to increase the authorized share capital to CHF 2,700,000. The preemptive rights of the shareholders were excluded in order to enable the acquisition of companies or interests in companies, the acquisition of technologies, or the financing of partnerships or research and development projects. At the extraordinary meeting held on November 20, 2002, the shareholders approved utilization of the authorized share capital until June 19, 2004.




12.   DEPRECIATION AND AMORTIZATION
                                                                2002              2001              2000
                                                          (11 MONTHS)      (12 MONTHS)       (12 MONTHS)
                                                             CHF 000           CHF 000           CHF 000
                                                         -----------       -----------       -----------
Depreciation of property, plant and equipment (note 8)         1,037             1,004               570
Amortization of goodwill (net)                                   982               778               194
                                                         -----------       -----------       -----------
Total                                                          2,019             1,782               764
                                                         ===========       ===========       ===========



The amortization of goodwill is net of the write-back of the CHF 379,000 milestone liability to former BioCare shareholders, as explained in note 10.


                                                                        2002
                                                                 (11 MONTHS)
                                                                     CHF 000
                                                                    --------

Amortization of goodwill (note 9)                                      1,361
Write-back of amount due to BioCare shareholders (note 10)              (379)
                                                                    --------
Total                                                                    982
                                                                    ========

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)




13.   FINANCIAL INCOME (NET)
                                                          2002              2001            2000
                                                   (11 MONTHS)       (12 MONTHS)     (12 MONTHS)
                                                       CHF 000           CHF 000         CHF 000
                                                      --------          --------        --------
Interest income                                            774             1,837           1,297
Interest expense relating to finance leases                (72)              (44)              -
                                                      --------          --------        --------
Total                                                      702             1,793           1,297
                                                      ========          ========        ========
14.   PERSONNEL COSTS

                                                          2002              2001            2000
                                                   (11 MONTHS)       (12 MONTHS)     (12 MONTHS)
                                                       CHF 000           CHF 000         CHF 000
                                                      --------          --------        --------
Salaries and wages                                       5,064             5,393           2,847
Social benefits and other                                  694               946             492
                                                      --------          --------        --------
Total                                                    5,758             6,339           3,339
                                                      ========          ========        ========


At November 30, 2002, there were 40 employees in the Group (2001: 55 - 2000:
40). All employees of the Group benefit from the compulsory Swiss and respectively German state plans for old age and invalidity. In addition, the employees of the Company belong to a Company pension plan, which is similar to a defined contribution plan. The contributions made by the Group to the Company pension plan during the eleven-month period amounted to CHF 183,217 (2001: CHF 217,035 - 2000: CHF 146,304) and are recorded in operating expenses.

15.   RELATED PARTIES

Certain individual members of the Board of Directors own shares in the Company. As at November 30, 2002, the Board of Directors owned an aggregate of 371,430 shares representing 0.9% of the total outstanding common shares (2001:
211,120 shares representing 1.5% - 2000: 273,960 shares representing 2.0%) and options to purchase 317,259 shares (2001: 299,778 shares - 2000: 292,500 shares). The total remuneration of the non-executive members of the Board of Directors in 2002 amounted to CHF 342,400 comprising CHF 172,500 paid in cash and CHF 169,900 paid in shares (2001: CHF 132,500 paid in cash - 2000: CHF 28,332 paid in cash).

On December 3, 1999 three shareholders transferred 637 shares each to the Company at par value (equivalent to 191,100 after the capital increase of June 20, 2000 and the stock-split of July 9, 2001). An aggregate maximum of 599,400 would have been transferred to those persons upon the reaching of pre-established milestones before December 2002 under the terms of consulting agreements, such shares would have been provided by using the authorized capital of the Company. As at November 30, 2002, the pre-established milestones were not met and no liability was recorded.

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.   SEGMENT INFORMATION

The Group operates in one industrial segment, namely the biosurgery segment of the biotech industry. The Group currently has geographical operations in Switzerland and Germany split as follows:


                                                NOVEMBER 30, 2002
                                      -----------------------------------------
                                      SWITZERLAND         GERMANY        GROUP
                                          CHF 000         CHF 000      CHF 000
                                      -----------         -------      -------
Income from operations                        266             217          483
Net loss for the year                     (15,233)         (1,510)     (16,743)
Segment assets                             45,267             669       45,936
Segment liabilities                         3,730             162        3,892
Capital expenditure                           363               -          363
Depreciation                                  988              49        1,037
Amortization of goodwill (net)                  -             982          982

                                                 DECEMBER 31, 2001
                                      -----------------------------------------
                                      SWITZERLAND         GERMANY        GROUP
                                          CHF 000         CHF 000      CHF 000
                                      -----------         -------      -------
Income from operations                      1,356             337        1,693
Net loss for the year                     (13,728)         (1,610)     (15,338)
Segment assets                             60,931           1,040       61,971
Segment liabilities                           537           3,190        3,727
Capital expenditure                         2,187             135        2,322
Depreciation                                  930              74        1,004
Amortization of goodwill                        -             778          778

                                                 DECEMBER 31, 2000
                                      -----------------------------------------
                                      SWITZERLAND         GERMANY        GROUP
                                          CHF 000         CHF 000      CHF 000
                                      -----------         -------      -------
Income from operations                        699             177          876
Net loss for the year                      (8,643)           (258)      (8,901)
Segment assets                             75,680             804       76,484
Segment liabilities                         1,691           1,359        3,050
Capital expenditure                           673               -          673
Depreciation                                  553              17          570
Amortization of goodwill                        -             194          194

The 2001 and 2000 figures have been restated to allocate all consolidation adjustments to the current geographical segmentation.

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17.   COMMITMENTS AND CONTINGENCIES

As at November 30, 2002, the Group had the following outstanding operating lease commitments relating to its premises and vehicles and finance lease commitments relating to laboratory equipment:

                                                   OPERATING      FINANCE
                                                      LEASES       LEASES
                                                  ----------   ----------
                                                  30-11-2002   30-11-2002
YEAR                                                 CHF 000      CHF 000
---------------------                             ----------   ----------
2002                                                       1           38
2003                                                     432          520
2004                                                     321          388
2005                                                     210            -
2006                                                     210            -
2007                                                                    -
                                                               ----------
Total minimum finance lease payments                                  946
Amount representing interest                                          (60)
                                                               ----------
Present value of net minimum finance lease payments                   886
Less: current portion                                                (509)
                                                               ----------
Long-term liability of finance lease (note 10)                        377
                                                               ==========

The operating lease expense through November 30 2002 amounted to CHF 501,022 (2001: CHF 543,998 - 2000: CHF 266,012).

18.   COLLABORATIVE AGREEMENTS

On August 28, 2001 the Company signed a license agreement and a cooperative research and development agreement with the University of Geneva ("UOG") to obtain a worldwide, exclusive license to certain patents relating to peptides and chemical compounds encompassing a novel cytoplasmic sorting domain control stem cell factor ("SCF") activity for the treatment of certain skin diseases. Under the terms of the Agreements, Modex will fund the clinical development of the SCF peptide over a period of 3 years and will pay certain royalty payments to UOG on sales of the licensed product.

On October 4, 2001 the Company signed a license agreement with Eukarion, Inc ("Eukarion") to obtain a worldwide, exclusive license to certain patents relating to reactive oxygen scavengers ("Oxyscav") for the treatment of certain skin diseases. Under the terms of the Agreement, Modex will fund the clinical development of the Oxyscav product and make additional payments to Eukarion on reaching certain agreed upon milestones. Modex will also pay certain royalty payments to Eukarion on sales of the licensed product. On January 7, 2003 the license agreement with Eukarion was terminated with no significant outstanding liabilities due under the terms of the agreement.

The Company also entered into other various research and development agreements with universities and technical colleges, in order that the Company can use the resources of the colleges to undertake further studies on the Company's research

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

projects. At November 30, 2002 the maximum total commitment of these agreements together with the UOG Agreement described above amounted to CHF 0.3 million (2001: CHF 5.2 million - 2000: CHF 0.2 million).

On December 3, 1999, the Company signed a license and development agreement with Epitech SA ("Epitech") to obtain a worldwide, exclusive license to certain patents relating to outer root sheath-based ("ORS-based") products and services, in particular ORS Technology relating to skin products based on cultured keratinocytes or keratinocyte-like cells. Under the terms of the agreement, Modex will make payments to Epitech in the form of ordinary shares of Modex, dependent on the achievement of certain milestones. The first of these payments was made on December 3, 1999 amounting to 10,000 ordinary shares, which entitled Epitech to subscribe for an additional 290,000 shares in the capital increase of June 20, 2000. The maximum additional payment if all milestones were achieved is a further 900,000 ordinary shares. However, on October 10, 2002 the terms of the agreement were revised whereby the maximum additional payment if the revised milestones were achieved was 500,000 shares; payable in ordinary shares or cash at the Company's discretion. During October 2002, the equivalent of 150,000 ordinary shares was paid by the Company in cash. At November 30, 2002 the maximum liability was therefore 350,000 ordinary shares. Such shares are expected to be provided by using the authorized share capital of the Company.


19.   TAXATION

No provision for taxation has been made in the Group financial statements as the Group has no taxable profits.

In Switzerland, the Company is exempt from Federal, Cantonal and Communal corporate income taxes and capital taxes for the ten-year period from 1996 (incorporation) to 2005 inclusive. Federal income taxes are currently payable at the Swiss Federal income tax rate of 8.5% (net rate of 7.8%). Cantonal and Communal corporate income tax rates applicable to the Company are currently 15.7% net. Tax losses in Switzerland can be carried forward and offset against subsequent taxable income for a period of seven years from the loss-making year.

At November 30, 2002 the accumulated Group loss for tax purposes is CHF 60.2 million (December 31, 2001: CHF 40.8 million - December 31, 2000: CHF 27.8 million) which could give rise to a deferred tax asset of a maximum of CHF 13.0 million (December 31, 2001: CHF 8.3 million - December 31, 2000: CHF 5.1 million). In accordance with IAS 12, a deferred tax asset has not been recognized as it is not reasonably certain that sufficient taxable profits will be generated before the tax losses expire.

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                               SEVEN YEAR
                                             TAX LOSSES        EXPIRATION
LOSS MAKING YEAR                                CHF 000           CHF 000
------------------------------------------   ----------        ----------
1997                                              3,212              2004
1998                                              4,257              2005
1999                                              5,386              2006
2000                                             14,952              2007
2001                                             13,034              2008
2002                                             19,370              2009
                                             ----------
Total tax losses                                 60,211
                                             ==========

20.  NET LOSS PER SHARE


The net loss per share is calculated in accordance with IAS 33 (earnings per share) by dividing the net loss for the year by the weighted average number of issued shares during the year (note 11).

                                                  30-11-2002   31-12-2001  31-12-2000
                                                     CHF 000      CHF 000     CHF 000
                                                  ----------   ----------  ----------
Net loss for the period                              (16,743)     (15,338)     (8,901)
                                                  ==========   ==========  ==========
Basic loss per share
Weighted average number of basic shares in issue      13,191       13,052       7,332
                                                  ----------   ----------  ----------
Basic and diluted loss per share (CHF)                 (1.27)       (1.18)      (1.21)
                                                  ==========   ==========  ==========

21.  CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

Credit risk arises from the failure of a counter-party to perform its obligations under the terms of a contract or arrangement. The Group's maximum exposure to credit risk at each year-end is the carrying amount of the financial assets in the balance sheet.

Concentrations of credit risk exist when changes in economic, industry or geographical factors affect groups of counter-parties whose aggregate credit exposure is significant in relation to the Group's total credit exposure. To mitigate this risk, the counter-parties to the Group's cash and cash equivalents and short-term investments financial instruments must be of a minimum A credit rating and any cash equivalent instruments acquired from these or other counter-parties must be of a minimum AA credit rating.

Credit risk relating to accounts receivable relates to amounts outstanding from health insurers in Switzerland and Germany. No amount due from an individual health insurer represents more than 5% of the total amount outstanding.


22.  FOREIGN EXCHANGE AND INTEREST RATE EXPOSURE

The Group operates in principally two countries, Switzerland and Germany. Over 90% of the Group's assets and liabilities are denominated in Swiss Francs. The Group does not therefore hedge its foreign exposure risk as the risk of foreign exchange movements does not have a significant impact on the Group.

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Group places its funds in excess of operational requirements in short-term interest bearing deposits. The Group does not hedge for interest rate risk and is therefore exposed to interest rate movements.


23.  FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents, short-term investments, trade accounts receivable and trade accounts payable are carried at cost in the accompanying financial statements, which approximates fair value due to the short-term maturity of these financial instruments.


24.   MAJOR SHAREHOLDERS

The major shareholders owning more than 5% of the shares of the Company are as follows:

                                30-11-2002       31-12-2001        31-12-2000
SHAREHOLDER                      % HOLDING        % HOLDING         % HOLDING
                                ----------       ----------        ----------
Atlas Partners LP                      6.1                -                 -
Lombard Odier & Cie                      -               11                11
Modex Therapeutiques SA                  -                5                 6
Alta Partners LP                         -                5                 6
Atlas Venture LP                         -                5                 6
StemCells, Inc                           -                -                 9

25.  EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

On December 3, 2002 Modex Therapeutiques SA consummated its transaction with IsoTis NV, a biotech company based in The Netherlands and quoted on Euronext. As part of this transaction, the Company increased share capital from CHF 13,823,340 to CHF 41,221,760 such that new shares could be offered to the shareholders of IsoTis NV. It further increased conditional capital from CHF 732,000 to CHF 4,000,000 such that options could be offered to employees and management of the combined company. On December 12, 2002, the Company changed its name to IsoTis SA.


Proposed acquisition of GenSci OrthoBiologics

On June 2, 2003, the Company entered into a definitive arrangement agreement with GenSci Regeneration Sciences Inc. ("GenSci Regeneration") to acquire substantially all of the assets and liabilities of GenSci Regeneration for aggregate consideration of 29,150,000 newly issued shares of IsoTis SA and US$600,000, adjusted for shares not tendered by dissenting shareholders and for shares to be issued in exchange with current GenSci Regeneration option holders. The Boards of Directors of both companies have approved the business combination. Completion of the arrangement is subject to, among other approvals, shareholder approval, approval of the Supreme Court of British Columbia, approval of the Switzerland, Euronext and Canadian stock exchanges and GenSci Regeneration's US subsidiary's emergence from Chapter 11 bankruptcy.

In conjunction with the definitive arrangement agreement, GenSci Regeneration granted the Company an option to purchase up to 19.9% of GenSci Regeneration's then issued and outstanding common shares. This option may be exercised at any time on or after approval of the US Bankruptcy Court if the definitive arrangement agreement with GenSci Regeneration is terminated through receipt by GenSci Regeneration of a superior proposal, if GenSci Regeneration's shareholders do not approve the arrangement, or if the arrangement is not completed by December 31, 2003 and a third party's acquisition proposal is accepted or completed within 12 months

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

thereafter. The option can be exercised by paying cash at a price of CDN$0.43 per share, or at the option of IsoTis SA, by issuing to GenSci Regeneration that number of IsoTis SA Shares, based on the fair value of IsoTis SA shares.

In accordance with the terms of the Agreement, if the arrangement agreement between the partners is terminated, IsoTis SA is obligated, subject to certain limitations, to provide a US $5,000,000 loan to GenSci Regeneration and its US subsidiary, jointly. The loan will bear interest at 10 percent and have a 12 month term.

In connection with the execution of this loan, GenSci Regeneration has agreed to issue, to IsoTis SA, warrants to purchase 6,847,500 shares at $0.43 per share for a term of five years from the date on which the warrants become exercisable. The warrants shall become exercisable only if the loan is funded.


26.   RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differ in certain significant respects from accounting principles generally accepted in Canada ("Canadian GAAP").

The table below reconciles the Company's net loss under IFRS to the net loss under Canadian GAAP:

                                     FOR THE
                                   11 MONTHS     FOR THE YEAR     FOR THE YEAR
                                       ENDED            ENDED            ENDED
                                NOVEMBER 30,     DECEMBER 31,     DECEMBER 31,
                                        2002             2001             2000
                                     CHF 000          CHF 000          CHF 000
                                ------------     ------------     ------------
Net loss under IFRS                  (16,743)         (15,338)          (8,901)
Revenue recognition                     (322)            (510)            (516)
Contingent compensation                 (227)            (366)               -
Stock-based compensation                (224)               -                -
Goodwill amortization                    203              332               83
                                ------------     ------------     ------------
Net loss under Canadian GAAP         (17,313)         (15,882)          (9,334)
                                ============     ============     ============

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Consolidated balance sheet items that vary under Canadian GAAP are as follows:


                                      AS OF            AS OF             AS OF
                               NOVEMBER 30,     DECEMBER 31,      DECEMBER 31,
                                       2002             2001              2000
                                    CHF 000          CHF 000           CHF 000
                                ------------     ------------     ------------
Goodwill                                  -              779             1,225
Deferred revenues                     1,419            1,097               587
Long-term liabilities                   377              758                 -
Share capital                        13,618           13,411            13,381
Additional paid-in capital           94,626           94,060            93,840
Treasury shares                        (112)            (115)              (14)
Accumulated deficit                 (61,583)         (44,270)          (28,388)

The following accounting principles were followed by the Company pursuant to Canadian GAAP:

Stock-Based Compensation

Under Canadian GAAP, prior to January 1, 2002, the Company did not record any compensation expense related to stock-based awards issued to employees. Effective January 1, 2002, the Company adopted The Canadian Institute of Chartered Accountants Handbook ("CICA") Section 3870 - "Stock-Based Compensation and Other Stock-Based Payments." Under CICA Section 3870, the Company accounts for stock options in accordance with the fair value-based method of accounting. Compensation expense is determined as of the date of the grant and is then recognized on a consistent basis over the vesting period of the options as in increase to compensation expense and contributed surplus. The Company estimates the fair value of stock options using the Black-Scholes option-pricing model.

As no compensation expense related to stock-based awards is recorded under IFRS, during 2002 the Company recognized stock-based compensation under Canadian GAAP of CHF 224,000.

Revenue Recognition

The Company's revenues consist of product sales, fees earned from research and development collaborations, and license agreements. Revenues from research and development agreements generally consist of licensing fees and/or technology access fees, fees for research support as well as milestone and royalty payments. Under Canadian GAAP the Company recognizes revenue upon achieving the following four criteria: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. Under Canadian GAAP, the Company defers collaborations and license revenues until the agreements have been completed. Under IFRS, the Company recognizes income from collaborative research when the research services are performed over the related funding period for each contract.


Purchase Accounting

Effective October 1, 2000, Modex purchased a 100% interest in BioCare, a company that develops, manufactures and distributes pharmaceuticals and medical products. As part of the Purchase Agreement, the Company was required to pay the previous shareholders of BioCare payments of up to CHF 972,000 based on the achievement of certain milestones, in addition to the initial consideration of CHF 951,000 (DM 1,100,000). Under IFRS, the contingent payment of CHF 972,000 is included in purchase price. Under Canadian GAAP, according to EIC 127, "Accounting for Contingent Consideration

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Paid to the Shareholders of an Acquired Enterprise in a Business Combination," a contingent consideration arrangement, in which payments are automatically forfeited if employment terminates, is a strong indicator that the arrangement is for post-combination services and, thus, should not be included in the purchase price. Per the Purchase Agreement, if the former shareholders terminate employment with the Company within two years of the Agreement's closing date, they forfeit their rights to the milestone payments. Thus, this contingent consideration does not meet the requirements of capitalization. Accordingly, the contingent consideration is not included in the purchase price under Canadian GAAP, but instead the contingent payments are recorded as compensation expense when the milestones are achieved and payable.

In 2001, the Company made a cash payment of CHF 194,000 and issued stock valued at CHF 172,000 for total contingent consideration of CHF 366,000 in connection with the achievement of certain defined milestones. In 2002, the Company paid additional contingent consideration of CHF 227,000 through the issuance of stock.


Goodwill

Under Canadian GAAP, prior to January 1, 2002, the Company amortized goodwill over its estimated useful life and periodically assessed the impairment of enterprise level goodwill. An impairment review was performed whenever events or changes in circumstances indicated that the carrying amount of the asset might not be recoverable. On January 1, 2002, the Company has adopted a new accounting standard under Canadian GAAP in which goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The Company's transitional impairment test, required in the year of adoption, was performed as of January 1, 2002 with no impairment noted. Under IFRS, goodwill is amortized over its estimated useful life. In the second quarter of 2002, goodwill was deemed to be impaired and charged to operations under both IFRS and Canadian GAAP. Accordingly, goodwill with a net carrying amount of CHF 779,000 and CHF 982,000 was charged to operations (amortization expense) under Canadian GAAP and IFRS, respectively.


27. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP").

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The table below reconciles the Company's net loss under IFRS to the net loss under US GAAP:

                                                                        FOR THE 11      FOR THE YEAR      FOR THE YEAR
                                                                      MONTHS ENDED             ENDED             ENDED
                                                                      NOVEMBER 30,      DECEMBER 31,      DECEMBER 31,
                                                                              2002              2001              2000
                                                                           CHF 000           CHF 000           CHF 000
                                                                      ------------     -------------      ------------
Net loss under IFRS                                                        (16,743)          (15,338)           (8,901)
Revenue recognition                                                           (322)             (510)             (516)
Contingent compensation                                                       (227)             (366)                -
Stock-based compensation                                                    (4,097)           (4,600)           (3,420)
Goodwill amortization                                                          203               332                83
Interest expense associated with beneficial conversion feature                   -                 -            (4,715)
                                                                      ------------     -------------      ------------
Net loss under US GAAP                                                     (21,186)          (20,482)          (17,469)
                                                                      ============     =============      ============

Consolidated balance sheet items that vary under US GAAP are as follows:

                                                                                               AS OF             AS OF
                                                                     AS OF NOVEMBER     DECEMBER 31,      DECEMBER 31,
                                                                           30, 2002             2001              2000
                                                                            CHF 000          CHF 000           CHF 000
                                                                     --------------     ------------      ------------
Goodwill                                                                          -              779             1,225
Deferred revenues                                                             1,419            1,097               587
Long-term liabilities                                                           377              758                 -
Share capital                                                                13,618           13,411            13,381
Additional paid-in capital                                                  110,271          107,138           104,161
Treasury shares                                                              (2,931)          (4,230)           (5,971)
Accumulated deficit                                                         (80,334)         (59,148)          (38,666)

The following accounting principles were followed by the Company pursuant to US
GAAP:

Stock-Based Compensation

For reconciliation purposes to US GAAP, the Company has elected to follow the expense recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and related interpretations. The Company values stock options issued to employees and directors based upon the Black-Scholes option-pricing model and recognizes this value as an expense over the period in which the options vest. The expense is determined based upon the fair market value of the Company's stock at the time of the award applied to the number of shares issuable based on the stock price, and is amortized over the vesting period. All stock-based awards to nonemployees are accounted for at their fair value using the Black-Scholes option-pricing model in accordance with SFAS No. 123 and related interpretations.

Under US GAAP, the measurement of compensation expense for outright awards of restricted stock is recognized equal to the fair value of the shares less the amount paid by the employee, if any. The expense is then recognized over the period in which the restrictions lapse.

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As no compensation expense related to stock-based awards is recorded under IFRS, during 2002, 2001, and 2000, the Company recognized stock-based compensation expense of CHF 4,097,000, CHF 4,600,000 and CHF 3,420,000, respectively. These costs were recorded with a corresponding entry to additional paid-in capital.

Revenue Recognition

The Company's revenues consist of product sales, fees earned from research and development collaborations, and license agreements. Revenues from research and development agreements generally consist of licensing fees and/or technology access fees, fees for research support as well as milestone and royalty payments. The Company recognizes revenue upon achieving the following four criteria: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. Under US GAAP, the Company defers collaborations and license revenues until the agreements have been completed. Under IFRS, the Company recognizes income from collaborative research when the research services are performed over the related funding period for each contract.


Purchase Accounting

Effective October 1, 2000, Modex purchased a 100% interest in BioCare, a company that develops, manufactures and distributes pharmaceuticals and medical products. As part of the Purchase Agreement, the Company was required to pay the previous shareholders of BioCare payments of up to CHF 972,000 based on the achievement of certain milestones, in addition to the initial consideration of CHF 951,000 (DM 1,100,000). Under IFRS, the contingent payment of CHF 972,000 is included in the purchase price. Under US GAAP, according to EITF 97-8, "Accounting for Contingent Consideration Issued in a Purchase Business Combination," a contingent consideration arrangement, in which payments are automatically forfeited if employment terminates, is a strong indicator that the arrangement is for post-combination services and, thus, should not be included in the purchase price. Per the Purchase Agreement, if the former shareholders terminate employment with the Company within two years of the Agreement's closing date, they forfeit their rights to the milestone payments. Thus, this contingent consideration does not meet the requirements of capitalization under US GAAP. Accordingly, the contingent consideration is not included in the calculation of the purchase price and related liability. The contingent payments are recorded as compensation expense when it becomes probable, in accordance with SFAS No. 5, "Accounting for Contingencies," that the milestones will be achieved and, therefore, that the compensation is known.

In 2001, the Company made a cash payment of CHF 194,000 and issued stock valued at CHF 172,000 for total contingent consideration of CHF 366,000 in connection with the achievement of certain defined milestones. In 2002, the Company paid additional contingent consideration of CHF 227,000 through the issuance of stock.


Goodwill

Under US GAAP, prior to January 1, 2002, the Company periodically assessed the impairment of goodwill. An impairment review was performed whenever events or changes in circumstances indicated that the carrying amount might not be amortizable. Whenever the Company determined that the carrying amount of goodwill or other intangible assets might not be recoverable based upon the existence of one or more indicators of impairment, it measured any impairment based on a projected future discounted free cash flow from operating activities.

THE MODEX GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

On January 1, 2002 the Company adopted the accounting standard SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined by SFAS No. 131 as an operating segment or one level lower. The Company markets its products and services in one segment and thus allocates goodwill to one reporting unit. Therefore, impairment is tested at the enterprise level using the Company's market capitalization as fair value. The goodwill impairment test is performed in two steps. The first step involves determining the fair value for each reporting unit. If the fair value of a reporting unit exceeds the carrying value of its net assets, no exceptional goodwill amortization is necessary. If the fair value is lower than the carrying value, the fair value of all the unit's balance sheet assets and liabilities, as well as the identifiable intangible assets, excluding goodwill, must be determined for the valuation date. The excess fair value over the amount allocated to the assets and liabilities of a reporting unit is the implied fair value of goodwill. If the implied fair value of goodwill is lower than the carrying value of the goodwill, an amortization charge must be recorded to reflect the reduced fair value.

The Company's transitional impairment test, required in the year in which SFAS No. 142 is adopted, was performed as of January 1, 2002. The fair value of the reporting unit was determined based on the Company's market capitalization. According to these calculations, the fair value of the reporting unit exceeded the carrying value of its net assets. Accordingly, the additional analysis was not required and there was no impairment of goodwill upon adoption of SFAS No.
142. Under IFRS, goodwill is amortized over its estimated useful life. In the second quarter of 2002, goodwill was deemed to be impaired and charged to operations under both IFRS and US GAAP. Accordingly, goodwill with a net carrying amount of CHF 779,000 and CHF 982,000 was charged to operations (amortization expense) under US GAAP and IFRS, respectively.


Convertible Notes

The Company evaluates all convertible debt issuances to determine if there is an embedded derivative subject to bifurcation and separate accounting under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and related interpretations. If no embedded derivatives are identified, the convertible debt issuances should be evaluated to determine if the conversion option is beneficial under EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", and EITF 00-27, "Application of EITF Issue No. 98-5 Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios to Certain Convertible Instruments." The beneficial conversion feature is measured at the commitment date and recorded as additional interest expense with a corresponding increase to additional paid-in capital. During April 2000, the Company issued CHF 11,000,000 of convertible notes. At conversion, the Company recorded a beneficial conversion feature of CHF 4,715,000 as additional interest expense due to a contingent conversion rate.

Under IFRS (IAS 32) if an instrument contains both a liability element and an equity element, the two parts should be separately recognized and accounted for. Under this residual value method, the liability element is valued first and the difference between the proceeds of the total instrument and the fair value of the liability is assigned to the equity component. There is no additional interest expense related to a beneficial feature.

GENSCI REGENERATION SCIENCES INC.
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

GENSCI REGENERATION SCIENCES INC.
CONSOLIDATED BALANCE SHEETS

(in Canadian dollars)

(See note 2 - Bankruptcy proceedings and going concern)

                                                                         As at
                                                           As at  December 31,
                                                   June 30, 2003          2002
                                                               $             $
                                                   ------------- -------------
                                                     (Unaudited)
ASSETS
Current
Cash and cash equivalents                              2,214,441     3,282,836
Short-term investments                                         -        90,000
Accounts receivable, net                               4,129,493     3,846,821
Other receivable                                               -       175,000
Processing costs and inventory, net                    6,718,730     6,085,960
Prepaid expenses and deposits                            390,549       879,175
                                                   ------------- -------------
Total current assets                                  13,453,213    14,359,792
Restricted cash                                          753,896       856,534
Capital assets, net                                    1,078,772     1,379,834
Goodwill                                                 469,828       469,828
Intangible assets, net                                   137,255       142,402
                                                   ------------- -------------
                                                      15,892,964    17,208,390
                                                   ============= =============
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Liabilities not subject to compromise
Current
Accounts payable and accrued liabilities               3,998,180     3,648,788
Unearned income                                          539,000             -
Obligations under capital lease                           34,574       126,600
                                                   ------------- -------------
Total current liabilities not subject to compromise    4,571,754     3,775,388
Current liabilities subject to compromise             27,910,697    32,627,785
                                                   ------------- -------------
Total current liabilities                             32,482,451    36,403,173
                                                   ============= =============
Shareholders' deficiency
Capital stock (note 3)                                80,853,120    80,846,320
Contributed surplus (note 4)                           4,529,185     4,434,549
Deficit                                             (105,748,748) (105,454,613)
Cumulative translation account                         3,776,956       978,961
                                                   ------------- -------------
Total shareholders' deficiency                       (16,589,487)  (19,194,783)
                                                   ------------- -------------
                                                      15,892,964    17,208,390
                                                   ============= =============

See accompanying notes

On behalf of the Board



                Director                                   Director

GENSCI REGENERATION SCIENCES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(in Canadian dollars)
(Unaudited)



                                                      THREE MONTHS ENDED JUNE 30,         SIX MONTHS ENDED JUNE 30,
                                                    -------------------------------   --------------------------------
                                                             2003              2002             2003              2002
                                                                $                 $                $                 $
                                                    -------------     -------------    -------------    --------------
REVENUES                                                8,318,505         8,768,009       16,674,139        18,462,803
OPERATING EXPENSES
Cost of sales                                           3,057,026         2,886,902        6,056,829         6,372,387
Marketing, general, and administrative                  4,021,837         4,637,329        8,380,000         9,530,260
Research and development                                  866,827           557,730        1,522,411         1,415,349
                                                    -------------     -------------    -------------    --------------
                                                        7,945,690         8,081,961       15,959,240        17,317,996
                                                    -------------     -------------    -------------    --------------
Income before the following                               372,815           686,048          714,899         1,144,807
Interest income                                             6,115            16,474           14,063            37,131
Interest expense                                          (11,645)          (12,441)          (4,197)          (27,411)
Amortization                                             (115,067)         (211,572)        (308,216)         (434,039)
Reorganization costs                                     (231,683)         (417,900)        (467,392)         (670,036)
Arrangement Agreement related expenses                   (222,741)                -         (222,741)                -
Reserve for litigation verdict                             (7,519)         (538,486)         (20,551)       (1,131,431)
                                                    -------------     -------------    -------------    --------------
NET LOSS FOR THE PERIOD                                  (209,725)         (477,877)        (294,135)       (1,080,979)
Deficit, beginning of period                         (105,539,023)     (102,219,875)    (105,454,613)      (97,630,903)
Adjustment for change in accounting policy
(note 8)                                                        -                 -                -        (3,985,870)
                                                    -------------     -------------    -------------    --------------
DEFICIT, END OF PERIOD                               (105,748,748)     (102,697,752)    (105,748,748)     (102,697,752)
                                                    -------------     -------------    -------------    --------------
NET LOSS PER SHARE
Basic and diluted                                          ($0.00)           ($0.01)          ($0.01)           ($0.02)

WEIGHTED AVERAGE NUMBER OF                          -------------     -------------    -------------    --------------
   COMMON SHARES OUTSTANDING                           52,575,781        52,574,459       52,575,120        52,574,459
                                                    =============     =============    =============    ==============


See accompanying notes

GENSCI REGENERATION SCIENCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Canadian dollars)
(Unaudited)

                                                      THREE MONTHS ENDED JUNE 30,           SIX MONTHS ENDED JUNE 30,
                                                    -------------------------------    -------------------------------
                                                             2003              2002             2003              2002
                                                                $                 $                $                 $
                                                    -------------     -------------    -------------     -------------
OPERATING ACTIVITIES
Net loss for the period                                  (209,725)         (477,877)        (294,135)       (1,080,979)
Add items not involving cash
Amortization                                              115,067           211,572          308,216           434,039
Stock based compensation                                   61,507            49,996           94,636           108,666
Accrued litigation claim                                    7,519           538,486           20,551         1,131,431
                                                    -------------     -------------    -------------     -------------
                                                          (25,632)          322,177          129,268           593,157
Net changes in non-cash working capital
related to operations (note 7)                           (247,426)          104,475         (652,300)        3,541,558
                                                    -------------     -------------    -------------     -------------
CASH PROVIDED BY (USED IN) OPERATING
ACTIVITIES                                               (273,058)          426,652         (523,032)        4,134,715
                                                    -------------     -------------    -------------     -------------
INVESTING ACTIVITIES
Proceeds from sale of short term investments                    -                 -           90,000                 -
Restricted cash                                           (10,886)          (10,770)         (24,134)          (10,584)
Purchase of capital assets                                (42,625)          (17,881)        (197,982)          (19,080)
                                                    -------------     -------------    -------------     -------------
CASH USED IN INVESTING ACTIVITIES                         (53,511)          (28,651)        (132,116)          (29,664)
                                                    -------------     -------------    -------------     -------------
FINANCING ACTIVITIES
Repayment of capital lease debt                           (25,327)          (49,246)         (79,405)         (109,217)
                                                    -------------     -------------    -------------     -------------
CASH PROVIDED BY FINANCING ACTIVITIES                     (25,327)          (49,246)         (79,405)         (109,217)
                                                    -------------     -------------    -------------     -------------
Effect of exchange rate on cash                          (158,431)         (156,817)        (333,842)         (171,724)
                                                    -------------     -------------    -------------     -------------
NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS DURING THE PERIOD                            (510,327)          191,938      (1,068,395)         3,824,110
Cash and cash equivalents, beginning of
period                                                  2,724,768         4,726,559        3,282,836         1,094,387
                                                    -------------     -------------    -------------     -------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                2,214,441         4,918,497        2,214,441         4,918,497
                                                    -------------     -------------    -------------     -------------

See accompanying notes

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars, except where otherwise noted)
(unaudited)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements of GenSci Regeneration Sciences Inc. ("GenSci Regeneration" or collectively with one or more of its subsidiaries, the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles with respect to the preparation of interim financial information. Accordingly, the disclosures in these statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. These unaudited interim financial statements should be read in conjunction with the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2002. Accounting policies and methods of their application followed in the preparation of the interim financial statements are consistent with those used in the most recent annual financial statements.


2.  BANKRUPTCY PROCEEDINGS AND GOING CONCERN

On December 20, 2001 (the "Petition Date"), GenSci Regeneration and its US subsidiary, GenSci OrthoBiologics, Inc. ("GenSci OrthoBiologics") collectively referred to as the "Debtors", voluntarily filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code ("Chapter 11") in the U.S. Bankruptcy Court Central District of California, Santa Ana Division (the "Bankruptcy Court"). The Debtors elected to take this action as a result of the verdicts in the patent litigation proceedings as described in note 6.

Effective July 31, 2003 the Bankruptcy Court granted an order dismissing GenSci Regeneration from the jointly administered Chapter 11 case, while it's subsidiary, GenSci OrthoBiologics, remains under the protection of Chapter 11. GenSci Regeneration requested that the order be granted, with the support of its creditors, so that GenSci Regeneration could proceed toward completion of the planned Arrangement Agreement with IsoTis (see note 5(d)).

In order to effectuate the dismissal, during July 2003 IsoTis has funded US$200,000 for payment of GenSci Regeneration's pre-petition unsecured claims and post-petition administrative claimants, including, but not limited to professional fees, but excluding (i) post-petition creditors whose claims are paid in the ordinary course of business and not yet due, and (ii) Osteotech.

Based upon an agreement among GenSci Regeneration, the Creditors' Committee, IsoTis, and Osteotech, in the event that the Arrangement Agreement is not completed by January 31, 2004 the dismissal order shall be vacated, and the Chapter 11 case of GenSci Regeneration shall be reinstated.

The Debtors have been operating their businesses under bankruptcy protection as debtors-in-possession since December 20, 2001. The bankruptcy proceedings of GenSci OrthoBiologics were jointly administered for procedural purposes, but were not substantively consolidated. Substantially all the assets and liabilities of the Company are involved in the Bankruptcy proceedings.

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Unaudited)

Under the provisions of Chapter 11, GenSci OrthoBiologics is required to present, to the Bankruptcy Court, a plan of reorganization setting out the terms of the restructure of its obligations. On July 31, 2003, GenSci OrthoBiologics filed with the Bankruptcy Court its second amended Plan of Reorganization. On August 26, 2003 the Bankruptcy Court approved GenSci OrthoBiologics Disclosure Statement and a hearing to confirm the Plan of Reorganisation has been scheduled for October 14, 2003. The submitted plan proposes the following treatment (capitalized terms are defined in the Plan of Reorganization):

(a) Shareholders shall retain their interests in the Debtors and are unimpaired.

(b) Allowed Secured Claims in the amount of US$28,976 shall be paid under their original terms in the ordinary course of business.

(c) Allowed Priority Claims in the amount of US$57,548 shall be paid the full Allowed Amount of such Claims on the later of sixty (60) days after the date of confirmation of the Plan of Reorganization by the Bankruptcy Court (the "Effective Date") or thirty (30) days after the date on which an Order allowing such Claim becomes a Final Order or such other time or times as may be agreed to by the holder of such Claim and the Debtors.

(d) All Claim(s) of Osteotech Inc. ("Osteotech"), were agreed to be US$7.5 million and are covered by the Settlement Agreement which calls for Osteotech to receive an initial payment of US$1 million on, or about, the Effective Date of GenSci OrthoBiologics's Plan of Reorganization, and the remaining US$6.5 million will be paid in twenty consecutive quarterly payments of US$325,000 per quarter plus simple interest payable at the Federal Judgment Rate, capped for purposes of future interest payments at 3% per annum. The US$6.5 million shall be secured as follows: the first US$5 million in quarterly payments shall be secured by a letter of credit and the last US$1.5 million will be secured by a junior lien on the assets of GenSci OrthoBiologics, subordinated to liens granted by GenSci OrthoBiologics to secure indebtedness from commercial and/or institutional lenders (see note 5(c)). If GenSci Regeneration successfully completes the Arrangement Agreement with IsoTis SA ("IsoTis") (see note 5(d)) the last US$1.5 million will be paid within two (2) business days after the effective date of GenSci OrthoBiologics's plan of reorganization, thereby eliminating the need for the security agreement for the last US$1.5 million payment and the quarterly payments will be reduced to US$250,000 versus US$325,000.

(e) Administrative Convenience Class (Allowed Unsecured Claims of US$6,000 or less) in the amount of US$110,009 shall be entitled to a distribution of one hundred percent (100%) of their respective Allowed Claims, within 120 days after the Effective Date with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date.

(f) Allowed Unsecured Claims of unsecured creditors in the amount of US$6,577,151 have been given two options:

Option A:  Creditors shall be entitled to a distribution of one hundred percent
           (100%) of their respective Allowed Claims commencing on the tenth
           (10th) Business Day after the entry of a Final Order allowing the Claim, or (iii) such other time or times as may be agreed to by the holder of such Claim and GenSci OrthoBiologics. The distribution shall be payable as follows: (a) US$200,000 to be distributed to Option A creditors on a pro rata basis as soon as practicable upon the determination of the total amount of allowed claims held by Option A creditors and (b) the balance in twenty (20) equal quarterly

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Unaudited)

           installments payable over five (5) years with simple interest accruing from and after the Effective Date, at the Federal Judgment Rate plus 2% during year 1 and 2 and at the Federal Judgment Rate plus 3% during year 3, 4 and 5.

Option B:  Creditors shall have their claim fixed at a distribution amount proposed by GenSci OrthoBiologics (the "proposed distribution amount") set forth for each unsecured claim commencing on the 60th day after the Effective Date. The distribution shall be payable as follows: (a) US$400,000 to be distributed to Option B creditors on a pro rata basis no later than the 10th day following the Effective Date and (b) the balance in eight (8) equal quarterly installments payable over two (2) years commencing on the 60th day after the Effective Date with simple interest accruing at the Federal Judgment Rate plus 2%. The total amount proposed by GenSci OrthoBiologics for all claims in this category is US$2,174,582.

The settlement of the liabilities subject to compromise as proposed by the Plan of Organization is contingent upon the Bankruptcy Court approval. Therefore no adjustment has been made to these June 30, 2003 financial statements related to settlement of the liabilities subject to compromise.

These unaudited interim consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There is substantial doubt about the Company's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings. Although GenSci OrthoBiologics has filed a Plan of Reorganization with the Bankruptcy Court, there can be no assurance that GenSci OrthoBiologics will successfully receive Court approval, or that the Arrangement Agreement will be completed or that the Company will meet other conditions necessary to emerge from bankruptcy. In addition, the Company has incurred significant losses during the last three years and has a shareholders' deficiency of $16,589,487 as at June 30, 2003. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

The Company's ability to continue as a going concern is dependent upon continued protection by the Bankruptcy Court, confirmation of the Plan of Reorganization, emergence from bankruptcy, achieving and maintaining profitable operations and either completion of its planned Arrangement Agreement or obtaining additional financing. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. Such adjustments could be material.


3. CAPITAL STOCK

Basic earnings per share have been calculated using the weighted monthly average number of common shares outstanding during the period. The weighted monthly average number of shares outstanding for the three month and the six month periods ended June 30, 2003 were 52,575,781 and 52,575,120, respectively (three month and six month periods ended June 30, 2002: 52,574,459).

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Unaudited)

(a)  ISSUED AND OUTSTANDING - COMMON SHARES

                                                           #              $
                                                  ----------     ----------
BALANCE, DECEMBER 31, 2001 AND 2002               52,574,459     80,846,320
Issued for cash
Pursuant to exercise of stock options                 17,000          6,800
                                                  ----------     ----------
BALANCE, JUNE 30, 2003                            52,591,459     80,853,120
                                                  ==========     ==========

(b)   STOCK OPTIONS

A summary of the 1997 stock option plan (the "1997" Plan") as at June 30, 2003 and the changes during the six months ended June 30, 2003, are as follows:

                                                                     WEIGHTED
                                                                      AVERAGE
                                                                     EXERCISE
                                                       NUMBER           PRICE
                                                  OUTSTANDING       PER SHARE
                                                            #               $
                                                  -----------       ---------
OPTIONS OUTSTANDING, DECEMBER 31, 2002              4,447,750            0.40
Granted                                               336,500            0.42
Exercised                                            (17,000)            0.40
Expired                                             (152,000)            0.40
                                                  -----------       ---------
OPTIONS OUTSTANDING, JUNE 30, 2003                  4,615,250            0.40
                                                  ===========       =========

The compensation expense related to the 1997 Plan for the six month period ended June 30, 2003 amounted to $94,636 of which $28,378 related to options granted during the six month period ended June 30, 2003, that was measured using the fair value of the options at the grant dates. The fair value of the options granted was estimated at the date of the grant using the Black-Scholes option-pricing model. The assumptions for stock appreciation rights issued during the six month period ended June 30, 2003 were as follows: risk free interest rate of 3.23% to 3.48%, expected dividend yield of nil, expected volatility ranging from 1.133 to 1.216, and expected option life of 6 years for employees and 3 years for consultants of the Company.

The weighted average fair value of options granted during the six month period ended June 30, 2003 was $0.24 per option.

The following table summarizes information with respect to the 1997 Plan stock options outstanding at June 30, 2003:

                               OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                    -----------------------------------------------------------------
                                    WEIGHTED     WEIGHTED
                                     AVERAGE      AVERAGE
     EXERCISE            NUMBER    REMAINING     EXERCISE         NUMBER     EXERCISE
      PRICES        OUTSTANDING         LIFE        PRICE    EXERCISABLE        PRICE
$                             #      (YEARS)            $              #            $
-------------------------------------------------------------------------------------
0.40-0.45             4,615,250         6.24         0.40      3,930,556         0.40
                   ============  ===========  ===========  =============  ===========

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Unaudited)

(c)   WARRANTS

A summary of the status of the Company's share purchase warrants as at June 30, 2003 is presented below:


                                                                       WEIGHTED
                                                                        AVERAGE
PURCHASE WARRANTS                                                EXERCISE PRICE
                                                         #                   $
                                                 ---------       -------------
WARRANTS OUTSTANDING, DECEMBER 31, 2002
 AND JUNE 30, 2003                                 375,000                1.36
                                                 =========       =============

The following table summarizes information relating to the share purchase warrants outstanding and exercisable as at June 30, 2003:


                                                       WEIGHTED
                                                        AVERAGE
EXERCISE                             NUMBER           REMAINING
PRICE                           OUTSTANDING                LIFE
$                                         #             (YEARS)
------------------------------  -----------           ---------
1.89                                250,000                0.44
0.30                                125,000                0.10
                                 ----------           ---------
                                    375,000                0.33
                                 ==========           =========

4.    CONTRIBUTED SURPLUS

Contributed surplus consists of the following:

                                                      AS AT             AS AT
                                                   JUNE 30,      DECEMBER 31,
                                                       2003              2002
                                                          $                 $
                                                 ----------      ------------
BALANCE, BEGINNING OF PERIOD                      4,434,549                 -
Cumulative amount related to the fair value
 of stock options outstanding at the
beginning of the period (note 8)                          -         3,985,870
Incremental repricing compensation expense                -           171,080
Compensation expense of stock options vested
 during the period                                   94,636           277,599
                                                 ----------       -----------
BALANCE, END OF PERIOD                            4,529,185         4,434,549
                                                 ==========       ===========
5.    COMMITMENTS

(a)   ROYALTY AGREEMENT

In December 1999, the Company amended the terms with respect to a royalty agreement with an inventing scientist to limit the total royalty to US$2,500,000. As at December 31, 2002, US$838,186 (2001 - US$838,186) has been paid against this commitment. Payments have not been made on this commitment while under Chapter 11. The net remaining royalty obligation is not recorded as a liability in the financial statements since it is payable based upon revenue. Potentially, this amount, or an amount to be negotiated, may be recognized and recorded as a liability as the Company emerges from Chapter 11 if the obligation is restructured into a fixed payment over time.

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Unaudited)

(b)  TECHNOLOGY LICENSE AGREEMENT

Effective January 10, 2003, The Company entered into a product and technology licensing, equipment lease and purchase option agreement with Bio-Interfaces Inc., a related party company controlled by one of the Company's senior management team. Under the terms of the Agreement the Company agreed to pay a non-refundable sum of up to US$1,150,000 in consideration for the license and the lease of the equipment and other rights granted under the agreement.

In April 28, 2003, the Company paid US$50,000 as an initial license fee, which was expensed and included in the research and development expenses for the six-month period ended June 30, 2003. The additional payments towards the license fee are payable upon the successful attainment of certain milestones in the development of products incorporating the licensed technology. In addition to the license fee, the Company will pay a royalty of 3.5% on the gross revenue of any product containing the licensed technology. However the total consideration is capped at an aggregate payment of US$1,150,000.

Transactions with related parties were conducted in normal course of business at prices established and agreed to by both parties.

(c)  COMMITMENT WARRANTS

In connection with the arrangement to fund the Company, several investors, including shareholders of the Company (collectively the "Lenders") had agreed to finance the Company with $7,500,000. Under the terms of this arrangement, the Company agreed to grant 2,000,000 warrants ("Commitment Warrants") to the Lenders as a compensation for such commitment. Each warrant entitled the holder to purchase one common share of the Company at an exercise price of $0.40 and has a life of 5 years. The issue of these warrants is subject to shareholders approval.

(d)  ARRANGEMENT AGREEMENT

Effective May 30, 2003, the Company has entered into an Arrangement Agreement with IsoTis, as subsequently amended on June 25, 2003. The Arrangement Agreement is structured as a Plan of Arrangement pursuant to the Company Act (British Columbia), under which:

(i) IsoTis will purchase all of the outstanding shares of GenSci OrthoBiologics and all other assets relating to GenSci's orthobiologics business from the Company, in return for newly issued shares of IsoTis (the "IsoTis Exchange Shares"). The IsoTis Exchange Shares will be subsequently transferred to GenSci Regeneration's current shareholders and or fund the potential tax liability associated with the disposition of GenSci OrthoBiologics. Following the completion of the Arrangement Agreement, IsoTis current shareholders will own greater than 50% of the new combined company on a fully diluted basis assuming no GenSci Regeneration shareholder files a notice of dissent. Accordingly, IsoTis is the acquiror for accounting purposes.

(ii) Under certain circumstances of termination, the Company will pay to IsoTis termination fees of $500,000. The Company has also agreed, as a condition to IsoTis to enter the Arrangement Agreement, to grant IsoTis an option to purchase up to 19.9% of the issued and outstanding common shares of the Company at any time, if the Arrangement Agreement is terminated as a result of a material breach by the Company, or if the Arrangement Agreement is terminated by the Company to pursue a superior offer, or if the Company otherwise withdraws its recommendation to approve the transaction, or if the shareholders of the Company fail to approve the transaction (the "Exercise Event"). The option can be exercised either by paying a price of $0.43

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Unaudited)

       per share, or at the option of IsoTis, by issuing to the Company that number of IsoTis shares equal to the quotient obtained when the aggregate purchase price for the option shares to be acquired is divided by the fair market value of an IsoTis share on the date the option is exercised. The option will terminate upon the earliest to occur of the completion of the Plan of Arrangement, 12 months following the date on which the Arrangement Agreement is terminated or, in certain circumstances, 12 months after the payment of the termination fee, and May 31, 2008.

       If the option becomes exercisable, IsoTis also has the right to "put" the option back to the Company at an amount not to exceed $1,021,632 less any termination fees paid in cash.

(iii) IsoTis has agreed, as a condition to the Company to enter the Arrangement Agreement, to loan GenSci US$5,000,000 to enable the Company to fund its settlement with Oseotech, Inc. if the Plan of Arrangement does not proceed, otherwise than by reason of a material adverse change in the Company, a breach of the agreement by the Company, termination by the Company to pursue a superior proposal or withdrawal of support for the transaction or the failure of the Company shareholders to approve the transaction. The term of the loan is 12 months, bearing interest at a rate of 10% per annum, with a default interest rate of a maximum of 20% per annum. The obligations of the Company under the loan will be secured by a general security agreement, which will be subordinate to security granted to Osteotech, Inc. in connection with its settlement and a senior bank operating line of US$5,000,000.

       In connection with the execution of this loan, the Company has agreed to issue to IsoTis warrants to purchase 6,847,500 shares at $0.43 per share for a term of five years from the date on which the warrants become exercisable. The warrants shall become exercisable only if the loan is funded.

The Arrangement Agreement is subject to certain conditions, including approval by the Company and IsoTis shareholders', as well as various stock exchanges and other regulatory approvals. Therefore, no adjustment has been made to these June 30, 2003 financial statements related to this May 30, 2003 Settlement Agreement. However, if the Arrangement Agreement was approved and had occurred on June 30, 2003, the Company would have no substantial continuing operations, except for the operation of GenSci OCF Inc. ("GenSci OCF"), which is not significant in comparison to GenSci OrthoBiologics operations.

The value of the goodwill and intangible assets at June 30, 2003, reflect the value of the combined operations of GenSci Regeneration integrated with GenSci OrthoBiologics. Following the completion of the Arrangement Agreement, the goodwill and the intangible asset values will be subject to uncertainty as management plans is to sell its 60% interest in GenSci OCF. Accordingly, a write down of these assets, which could be material, could be required.

6.   CONTINGENCIES AND LEGAL CLAIMS

GenSci Regeneration and its subsidiary, GenSci OrthoBiologics (collectively, "the Company") are involved in a patent infringement action in the United District Court for the Central District of California ("District Court") entitled GenSci Regeneration Laboratories, Inc. v. Osteotech, Inc. (and related third-party actions), Case No. CV99-10111-MRP (the "Patent Action").

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Unaudited)

This case involves claims by Osteotech that products sold under the DynaGraft(R) Gel and DynaGraft(R) Putty (DynaGraft Gel and Putty) brands allegedly infringe two patents owned by Osteotech. These products involve the use of demineralized bone matrix (DBM) material in a carrier to facilitate the regeneration and/or growth of damaged or diseased bone.

On December 17, 2001, the jury found GenSci Regeneration and GenSci OrthoBiologics liable for damages of US$17,533,634 for infringement by DynaGraft Gel and Putty of two patents held by Osteotech. The damages include US$12,423,248 for lost profits during 1997-1999 and royalties of US$5,110,386 calculated at a royalty rate of 14% for the years 2001 and 2002. Payments of approximately US$3,000,000 made by DePuy AcroMed Inc. in a prior settlement with Osteotech are expected to be deducted from the jury verdict, reducing the potential judgment to US$14,533,634. The Company has established a reserve in the amount of $23,320,738 as at December 31, 2001, representing the potential judgment of US$14,533,634 and 14% of sales of DynaGraft Gel and Putty from December 1, 2001 to December 31, 2001.

As of the Petition Date, Osteotech had a pending motion in the District Court to permanently enjoin the Company's sales of the DynaGraft products, originally scheduled for hearing on December 21, 2001 (the "Motion For Permanent Injunction"). The entry into Chapter 11 protection on December 20, 2001 resulted in an automatic stay of all prior legal proceedings.

Pursuant to motions by Osteotech and positions taken by the Company, on May 16, 2002, the Bankruptcy Court modified the automatic stay to permit the Patent Action to proceed, provided that, any judgment, whether for damages or injunctive relief, issued against the Company could not be enforced without the further review and approval by the Bankruptcy Court. In order to provide adequate protection to Osteotech, the Company was required, commencing on June 10, 2002, to deposit into a restricted cash account 14% of gross revenue from the allegedly infringing products. Although no absolute deadline for filing a plan has been established, the Company had to either file a plan of reorganization by September 16, 2002 and obtain confirmation of a plan by November 18, 2002 or in the alternative, GenSci was required to cease the manufacture, sale or distribution of the allegedly infringing products by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed. Consistent with the Bankruptcy Court's May 17, 2002 Order, GenSci OrthoBiologics no longer manufactured, marketed, distributed or sold the infringing products (DynaGraft Gel and Putty) after September 16, 2002.

The Company accrued and expensed $20,551 in the six month period ended June 30, 2003, which represents 14% of the revenue derived from DynaGraft Gel and Putty. In addition, subsequent to the Bankruptcy Court order discussed above, the Company has established a restricted cash account, which had a balance of $753,896 as at June 30, 2003.

Pursuant to the minute order entered on January 30, 2003, the District Court assigned the Patent Action and other related cases to another District Court Judge for "settlement proceedings". A formal settlement conference before the Settlement Judge was held on March 6, 2003. At the Settlement Conference, the parties reached a conditional settlement of their disputes relating to the Company's bankruptcy proceeding and the Patent Action.

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Unaudited)

On May 30, 2003 The Company and Osteotech have signed a Settlement Agreement under which the Company has received a covenant from Osteotech not to sue the Company in connection with its newly introduced products, including DynaGraft(R) II, OrthoBlast(R) II and Accell(R) DBM100.

Osteotech and the Company have agreed to dismiss all litigation that is currently pending between them. Terms of the settlement will be incorporated into an Amended Plan of Reorganization and an Amended Disclosure Statement, which must be filed with and confirmed by the bankruptcy court. The settlement is contingent upon bankruptcy court approval.

All Claim(s) of Osteotech Inc. ("Osteotech") mentioned above are covered by the Settlement Agreement which was included in GenSci OrthoBiologics's second amended Plan of Reorganization filed with the Bankruptcy Court on July 31, 2003.

GenSci Regeneration, is also involved in a dispute before the Trademark Trial and Appeal Board, of the United State Patent and Trademark Office, entitled Johnson & Johnson, Petitioner, vs. GenSci Regeneration Sciences, Inc., Respondent/Registrant, Registration No. 2,401,091, Cancellation No. 31635. The dispute concerns the rights to the name, "The OrthoBiologics Company." In May 2002, GenSci Regeneration filed a Notice of Pending Chapter 11 Case and Notice of Stay, with respect to such proceeding.


7.   SUPPLEMENTAL CASH FLOW DISCLOSURE

The net change in non-cash working capital balances related to operations consists of the following:


                                                   THREE MONTHS      THREE MONTHS       SIX MONTHS         SIX MONTHS
FOR THE PERIODS ENDING JUNE 30,                            2003              2002             2003               2002
                                                              $                 $                $                  $
-------------------------------                    ------------      ------------       ----------         ----------
Accounts receivable                                    (198,168)          (68,966)        (878,377)         1,487,498
Processing costs and inventory                       (1,565,952)         (459,727)      (1,545,141)           929,230
Prepaid expenses and deposits                           178,403          (108,279)         307,904           (759,116)
Accounts payable and accrued liabilities              1,338,291           741,447        1,463,314          1,883,946
                                                   ------------      ------------       ----------         ----------
                                                       (247,426)          104,475         (652,300)         3,541,558
                                                   ============      ============       ==========         ==========


8.    CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company has adopted The Canadian Institute of Chartered Accountants issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870").

Previously, no compensation expense was recognized for stock options and stock appreciation rights issued to employees, directors and consultants.

Section 3870 requires entities to measure stock appreciation rights that call for settlement by the issuance of equity instruments and present them as equity. Under the Company's stock option plan, described in note 9(d), all stock options granted can be exercised as stock appreciation rights. As permitted under
Section 3870, the Company elected to measure and recognize stock appreciation rights based on the fair value of the equity instrument. Accordingly, compensation expense is determined as of

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Unaudited)

the date of the grant and is then recognized on a consistent basis over the vesting period of the options as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, will be credited to common share capital. The Company estimates the fair value of a stock option using the Black-Scholes option pricing model.

The impact of this change in accounting policy is detailed below:

Section 3870, requires that the cumulative amount relating to stock appreciation rights outstanding at the beginning of the fiscal year of adoption be charged to the opening retained earnings for that fiscal year, without restatement of prior periods presented. Accordingly, the Company charged $3,985,870 to the deficit at January 1, 2002 and an increase in contributed surplus of $3,985,870.

The fair value of the options granted was estimated as of the date of grant using the Black-Scholes option pricing model. The weighted average assumptions for stock appreciation rights issued prior to January 1, 2002 were as follows: risk free interest rate of 4.72%, expected dividend yield of nil, expected volatility of 0.93 and expected option life of 4.87 years.

Other effects of the change in accounting policy were an increase in compensation expense, contributed surplus and net loss for the year of $448,679 and an increase in loss per share of $0.01 for the year ended December 31, 2002.


9.    SEGMENTED INFORMATION

The Company currently operates in a single segment, bioimplants. The bioimplants segment develops and manufactures bone graft products and markets and distributes them to surgeons and hospitals for use in surgical procedures.

GEOGRAPHIC INFORMATION

With respect to geographic information, revenues are attributed to customers based on the location of the customer.



                                                    THREE MONTHS      THREE MONTHS       SIX MONTHS        SIX MONTHS
FOR THE PERIODS ENDING JUNE 30,                             2003              2002             2003              2002
                                                               $                 $                $                 $
-------------------------------                     ------------      ------------       ----------        ----------
REVENUES
United States                                          7,083,406         7,803,291       14,054,862        16,425,681
Canada                                                   499,345           511,674        1,093,059         1,015,461
Other                                                    735,754           453,044        1,526,218         1,021,661
                                                    ------------       -----------       ----------        ----------
                                                       8,318,505         8,768,009       16,674,139        18,462,803
                                                    ============       ===========       ==========        ==========

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Unaudited)

                                                      AS AT               AS AT
                                                   JUNE 30,        DECEMBER 31,
                                                       2003                2002
                                                          $                   $
                                                -----------       -------------
CAPITAL ASSETS AND INTANGIBLE ASSETS
United States                                     1,063,808           1,324,832
Canada                                              152,220             197,404
                                                -----------       -------------
                                                  1,216,028           1,522,236
                                                ===========       =============


10. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

[a]  Bankruptcy accounting

     Since the Chapter 11 bankruptcy filing, the Company has applied the provisions in the Statement of Position ["SOP"] 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code". SOP 90-7 does not change the application of U.S. GAAP in the preparation of financial statements. However, it does require that the financial statements, for periods including and subsequent to filing the Chapter 11 petition, distinguish between transactions and events that are directly associated with the reorganization from the ongoing operations of the business.

[b]  Stock-based compensation

     For reconciliation purposes to U.S. GAAP, the Company has elected to follow the intrinsic value approach of APB 25, "Accounting for Stock Issued to Employees" in accounting for its employee stock options. All stock options granted can be exercised as stock appreciation rights, accordingly the Company accounts for its stock appreciation rights grants using the variable accounting method under which compensation expense is recognized to the extent that the market price of the shares of the Company's stock exceeds the exercise price of the grant. Since the exercise price of the Company's employee stock options was lower than the market price of the underlying stock during the three months ended June 30, 2003 and the six months ended June 30, 2003, compensation expense has been recognized. Also under U.S. GAAP, the Company uses the Black-Scholes option pricing model to determine the fair value of options granted to consultants, advisors and non-employees.

     Under Canadian GAAP, compensation expense has been recorded for all stock options granted to employees, consultants and non-employees in accordance with the fair value-based method of accounting for stock-based compensation using the Black-Scholes option pricing model to determine the fair value of options granted. In prior years, no compensation expense was recorded under Canadian GAAP with respect to stock options granted to employees, consultants and non-employees.

[c]  Comprehensive income

     Comprehensive income includes all changes in equity during the periods presented except shareholder transactions. For the periods presented, accumulated other comprehensive income comprises the Company's foreign currency translation account.

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Unaudited)

If U.S. GAAP were followed, the effects on the consolidated statements of loss and deficit would be the following:


                                               THREE MONTHS    THREE MONTHS         SIX MONTHS        SIX MONTHS
FOR THE PERIODS ENDING JUNE 30,                        2003            2002               2003              2002
                                                          $               $                  $                 $
                                               ------------    ------------         ----------        ----------

Loss for the period, Canadian GAAP                 (209,725)       (477,877)          (294,135)       (1,080,979)
Compensation with respect to options
granted to employees - intrinsic method            (833,243)             --           (833,243)               --
granted to employees - fair market
value method                                         35,684          34,218             60,503            74,739
                                                 ----------      ----------         ----------        ----------
NET LOSS FOR THE PERIOD, U.S. GAAP               (1,007,284)       (443,659)        (1,066,875)       (1,006,240)
Change in cumulative translation
account adjustment                                1,468,586         611,335          2,797,995           678,457
                                                 ----------      ----------         ----------        ----------
COMPREHENSIVE INCOME (LOSS), US GAAP                461,302         167,676          1,731,120          (327,783)
                                                 ----------      ----------         ----------        ----------
NET LOSS PER SHARE
Basic and diluted                                     (0.02)          (0.01)             (0.02)            (0.02)
                                                 ----------      ----------         ----------        ----------
WEIGHTED AVERAGE NUMBER OF SHARES,
U.S. GAAP                                        52,575,781      52,574,459         52,575,120        52,574,459


Consolidated balance sheet items that vary under U.S. GAAP are as follows:


                                                  AS AT
                                           DECEMBER 31,
AS AT JUNE 30, 2003                                2002
                                                      $                   $
                                           ------------       -------------
Trade accounts payable                        2,189,403           1,972,577
Accrued compensation                            811,383             677,665
Accrued liabilities                             997,394             998,546
Capital stock                                83,517,580          82,643,404
Deficit                                    (103,739,130)       (102,672,255)
Accumulated other comprehensive income        3,632,064             834,069

GENSCI REGENERATION SCIENCES INC.
CONSOLIDATED FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001
AND 2000

AUDITORS' REPORT

To the Directors of
GENSCI REGENERATION SCIENCES INC.

We have audited the consolidated balance sheets of GENSCI REGENERATION SCIENCES INC. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Companies Act (British Columbia) we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year, except for the change in the methods of accounting for goodwill and intangible assets and accounting for stock options and other stock-based compensation as explained in note 4 to the consolidated financial statements.

Toronto, Canada,                                  (Signed) Ernst & Young LLP

April 18, 2003                                         Chartered Accountants

GENSCI REGENERATION SCIENCES INC.
CONSOLIDATED BALANCE SHEETS

(in Canadian dollars)
(See note 2 - Bankruptcy proceedings, going concern and subsequent events)

                                             AS AT DECEMBER      AS AT DECEMBER
                                               31, 2002 ($)        31, 2001 ($)
                                             --------------      --------------

ASSETS
Current
Cash and cash equivalents (note 5)                3,282,836           1,094,387
Short-term investments (note 5)                      90,000                   -
Restricted cash (note 13(a))                              -              79,368
Accounts receivable, net of allowance for
doubtful accounts of $166,387 (2001 - $497,962)   3,846,821           4,901,497
Other receivable (note 11)                          175,000             900,000
Processing costs and inventory, net of
provision of $867,680 (2001 - $1,775,972)         6,085,960           7,331,868
Prepaid expenses and deposits                       879,175             345,582
                                                -----------         -----------
Total current assets                             14,359,792          14,652,702
                                                -----------         -----------
Restricted cash (note 15)                           856,534                   -
Capital assets, net (note 6)                      1,379,834           1,535,065
Goodwill                                            469,828             469,828
Intangible assets, net (note 7)                     142,402             957,886
                                                -----------         -----------
                                                 17,208,390          17,615,481
                                                ===========         ===========
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Liabilities not subject to compromise
Current
Accounts payable and accrued liabilities          3,648,788           1,671,561
Current portion of obligations under
capital leases (note 13(b))                         126,600             218,390
                                                -----------         -----------
Total current liabilities not
subject to compromise                             3,775,388           1,889,951
                                                -----------         -----------
Current liabilities subject to
compromise (note 8)                              32,627,785          31,543,310
Obligations under capital leases (note 13(b))             -             127,820
                                                -----------         -----------
Total liabilities                                36,403,173          33,561,081
                                                ===========         ===========

Commitments and contingencies (notes 13 and 15)


Shareholders' deficiency
Capital stock (note 9)
Authorized
100,000,000 common shares
100,000,000 preferred shares
Issued and outstanding
52,574,459 common shares                         80,846,320          80,846,320
Contributed surplus (note 10)                     4,434,549                   -
Deficit                                        (105,454,613)        (97,630,903)
Cumulative translation account                      978,961             838,983
                                                -----------         -----------
Total shareholders' deficiency                  (19,194,783)        (15,945,600)
                                                -----------         -----------
                                                 17,208,390          17,615,481
                                                ===========         ===========

See accompanying notes

On behalf of the Board

                        Director                                 Director

GENSCI REGENERATION SCIENCES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(in Canadian dollars)

                                                 YEARS ENDED DECEMBER 31,
                                         --------------------------------------
                                           2002 ($)      2001 ($)      2000 ($)
                                         ----------    ----------    ----------
REVENUES                                 34,481,612    40,444,833    45,827,426
                                         ----------    ----------    ----------
OPERATING EXPENSES
Cost of sales                            11,743,981    15,870,114    14,144,268
Marketing, general and administrative    19,091,593    31,281,351    30,174,661
Research and development                  3,406,232     4,187,176     2,744,708
                                         ----------    ----------    ----------
                                         34,241,806    51,338,641    47,063,637
Income (loss) before the following          239,806   (10,893,808)   (1,236,211)
Interest income                              30,940       205,909       538,065
Interest expense                            (44,119)      (16,493)            -
Amortization                               (959,819)   (1,089,598)   (1,381,968)
Reorganization costs (note 8)            (1,356,428)            -             -
Write-down of intangible assets (note 7)   (457,955)   (1,470,578)            -
Reserve for litigation verdict (note 15) (1,705,265)  (23,098,189)            -
                                         ----------    ----------    ----------
Loss from continuing operations          (4,252,840)  (36,362,757)   (2,080,114)
Gain (loss) from discontinued
operations (note 11)                        415,000      (596,928)   (4,928,623)
                                         ----------    ----------    ----------
NET LOSS FOR THE YEAR                    (3,837,840)  (36,959,685)   (7,008,737)
Deficit, beginning of year              (97,630,903)  (60,671,218)  (53,662,481)
Adjustment for change in accounting
policy (note 4(b))                       (3,985,870)            -             -
                                         ----------    ----------    ----------
DEFICIT, END OF YEAR                   (105,454,613)  (97,630,903)  (60,671,218)
                                        ===========    ==========    ==========
BASIC AND DILUTED LOSS PER SHARE
From continuing operations                    (0.08)        (0.69)        (0.04)
From discontinued operations                   0.01         (0.01)        (0.11)
                                         ----------    ----------    ----------

NET LOSS PER SHARE                            (0.07)        (0.70)        (0.15)
                                        ===========    ==========    ==========
WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING                       52,574,459    52,574,459    47,443,142
                                        ===========    ==========    ==========

See accompanying notes

GENSCI REGENERATION SCIENCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Canadian dollars)

                                                 YEARS ENDED DECEMBER 31,
                                         --------------------------------------
                                          2002 ($)       2001 ($)      2000 ($)
                                        ----------     ----------    ----------
OPERATING ACTIVITIES
Loss from continuing operations         (4,252,840)   (36,362,757)   (2,080,114)
Add (deduct) items not involving cash
Amortization                               959,819      1,089,598     1,381,968
Write-down of intangible assets            457,955      1,470,578             -
Stock-based compensation                   448,679              -             -
Other                                       34,130         17,047        (1,309)
Accrued litigation claim                 1,705,265     23,098,189             -
                                         ----------    ----------    ----------
                                          (646,992)   (10,687,345)     (699,455)
Net change in non-cash working capital
balances related to continuing operations
(note 16)                                3,411,094      2,048,898    (4,809,756)
                                         ----------    ----------    ----------
Cash provided by (used in)
operating activities                     2,764,102     (8,638,447)   (5,509,211)
                                        ----------     ----------    ----------
INVESTING ACTIVITIES
Restricted cash                           (848,674)             -             -
Purchase of short-term investments         (90,000)             -       (16,000)
Sale of short-term investments                   -        516,000             -
Purchase of capital assets                (501,230)      (313,083)   (1,167,943)
Acquisition of technology                        -              -      (384,000)
                                        ----------     ----------    ----------
Cash provided by (used in)
investing activities                    (1,439,904)       202,917    (1,567,943)
                                        ----------     ----------    ----------

FINANCING ACTIVITIES
Issuance of common shares, net                   -              -    13,970,523
Proceeds from capital lease financing            -        373,267             -
Repayment of capital lease debt           (215,801)       (30,166)            -
Proceeds from line of credit                     -      1,448,845             -
Repayment of line of credit                      -     (1,448,845)            -
Costs of financing                               -              -      (271,931)
                                        ----------     ----------    ----------
Cash provided by (used in) financing
activities                                (215,801)       343,101    13,698,592
                                        ----------     ----------    ----------
Foreign exchange gain (loss) on
cash held in foreign currency              (59,948)       (12,920)        1,674
                                        ----------     ----------    ----------
NET INCREASE (DECREASE) IN CASH FROM
Continuing operations                    1,048,449     (8,105,349)    6,623,112
Discontinued operations (note 11)        1,140,000       (707,889)   (1,356,505)

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS DURING THE YEAR 2,188,449 (8,813,238) 5,266,607 Cash and cash equivalents,
 beginning of year                       1,094,387      9,907,625     4,641,018
                                        ----------     ----------    ----------
CASH AND CASH EQUIVALENTS, END OF YEAR   3,282,836      1,094,387     9,907,625
                                        ==========     ==========    ==========

See accompanying notes

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in Canadian dollars, except where otherwise noted)

December 31, 2002


1.   NATURE OF BUSINESS

GenSci Regeneration Sciences Inc. ("GenSci" or collectively with one or more of its subsidiaries, the "Company") is a publicly traded company whose shares are listed on the Toronto Stock Exchange ("TSX" -GNS) and trade over the counter in the United States. Corporate headquarters are located in Toronto, Canada with subsidiaries based in Irvine, California and Montreal, Canada. The Company is incorporated under the laws of British Columbia.

The Company provides surgeons with biologically-based products for bone repair and regeneration. Through its subsidiaries, the Company develops, manufactures and markets its products for orthopedics, neurosurgery and oral maxillofacial surgery. The Company is focused on increasing the efficacy and safety of orthobiologic materials and developing innovative products to promote the body's natural ability to repair and regenerate musculoskeletal tissue.

2.   BANKRUPTCY PROCEEDINGS, GOING CONCERN AND SUBSEQUENT EVENTS

On December 20, 2001 (the "Petition Date"), GenSci and its US subsidiary, GenSci OrthoBiologics, Inc. ("GenSci OrthoBiologics") collectively referred to as the "Debtors", voluntarily filed petitions for relief under Chapter 11 of the US Bankruptcy Code ("Chapter 11") in the US Bankruptcy Court Central District of California, Santa Ana Division (the "Bankruptcy Court"). The Debtors elected to take this action as a result of the verdicts in the patent litigation proceedings as described in note 15.

The Debtors are presently operating their businesses under bankruptcy protection as debtors-in-possession. The bankruptcy proceedings of the Debtors are being jointly administered for procedural purposes, but are not substantively consolidated. Substantially all the assets and liabilities of the Company are involved in the Bankruptcy proceedings.

Under the provisions of Chapter 11, the Company is required to present, to the Bankruptcy Court, a plan of reorganization setting out the terms of the restructure of its obligations. The Plan of Reorganization was filed with the Bankruptcy Court on April 18, 2003 with a Disclosure Statement hearing scheduled for May 30, 2003. The submitted plan proposes the following treatment:

(a) Shareholders shall retain their interests in the Debtors and are unimpaired.

(b) Allowed Secured Claims in the amount of US$28,976 shall be paid under their original terms in the ordinary course of business.

(c) Allowed Priority Claims in the amount of US$98,832 are to be paid in deferred cash payments in equal semi-annual installments over a period not exceeding six years, plus simple interest, at the Federal Judgment Rate, from a date selected by the Debtors that is no later than sixty
     (60) days after the date of confirmation of the Plan of Reorganization by the Bankruptcy Court (the "Effective Date") on the unpaid balance.

(d) All Claim(s) of Osteotech Inc. ("Osteotech") in the amount of US$7,500,000 are covered by the proposed, and not yet finalized, Settlement Agreement which calls for payment of US$7.5 million of which Osteotech will receive an initial payment of $1 million on, or about, the Effective Date of the Company's Plan of Reorganization,

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     and the remaining US$6.5 million will be paid in twenty consecutive quarterly payments of US$325,000 per quarter plus simple interest payable at the Federal Judgment Rate, capped for purposes of future interest payments at 3% per annum. The US$6.5 million shall be secured as follows: the first US$5 million in quarterly payments shall be secured by a letter of credit or other security and the last US$1.5 million will be secured by a junior lien on the assets of GenSci OrthoBiologics, subordinated to liens granted by GenSci OrthoBiologics to secure indebtedness from commercial and/or institutional lenders (see note 15).

(e) Administrative Convenience Class (Allowed Unsecured Claims of US$6,000 or less) in the amount of US$110,009 shall be entitled to a distribution of one hundred percent (100%) of their respective Allowed Claims, within 120 days after the Effective Date with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date.

(f) Allowed Unsecured Claims of unsecured creditors in the amount of US$6,694,784 have been given two options:

     Option A: Creditors shall be entitled to a distribution of one hundred percent (100%) of their respective Allowed Claims, with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date. Distribution shall be in twenty (20) equal quarterly installments payable over five (5) years commencing on the later (i) of the 60th day after the Effective Date or
               (ii) if such Claim is Disputed, such quarterly installments referenced above shall commence on the tenth (10th) Business Day after the entry of a Final Order allowing the Claim, or
               (iii) such other time or times as may be agreed to by the holder of such Claim and the Debtors. Debtors shall retain any and all rights to object to such claims, and/or to assert any setoff or counter claim thereto. A 10% per annum discount (not to exceed a 20% total discount) will apply to distributions paid off in full at the sole discretion of the Debtors.

     Option B: Creditors shall have their claim fixed at a distribution amount proposed by the Company (the "proposed distribution amount") set forth for each unsecured claim with simple interest accruing, at the Federal Judgment Rate, from and after the Effective Date. Debtors shall waive and release any right to object to their "proposed distribution amount", or to assert any setoff thereto. A creditor selecting Payment Option B shall be entitled to a distribution of the "proposed distribution amount" in eight (8) equal quarterly installments payable over two (2) years commencing on the 60th or 120th day after the Effective Date. The total amount proposed by the Company for all claims in this category is US$2,194,248.

These consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There is substantial doubt about the Company's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings. Although the Company has filed a Plan of Reorganization with the Bankruptcy Court, there can be no assurance that the Company will successfully receive Court approval and meet other conditions necessary to emerge from bankruptcy. In addition, the Company has incurred significant losses

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

during the last three years and has a shareholders' deficiency of $19,194,783 as at December 31, 2002. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainty.

The Company's ability to continue as a going concern is dependent upon continued protection by the Bankruptcy Court, confirmation of the Plan of Reorganization, emergence from bankruptcy, achieving and maintaining profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. Such adjustments could be material.


3.   SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are stated in Canadian dollars. These principles are also in conformity in all material respects with United States generally accepted accounting principles ("US GAAP") except as described in note 18 to the consolidated financial statements. The most significant accounting policies are as follows:


Principles of consolidation

These consolidated financial statements include the accounts of GenSci and its wholly-owned subsidiaries, GenSci OrthoBiologics, a US company, and Osteopharm Inc., a Canadian company, until disposed of on December 15, 2002, and GenSci OCF Inc. ("GenSci OCF"), which is 60% (2001 - 60%) owned by the Company.

All significant intercompany balances and transactions, including profits in inventories, have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and cash equivalents and short-term investments

Cash and cash equivalents consist of all bank accounts and highly liquid investments with original maturities of less than ninety days at the time of purchase.

Short-term investments are temporary investments with original maturities greater than ninety days at the time of purchase.

Processing costs and inventory

Processing costs relate to the processing of human tissue. Inventory consists of packaging supplies. Processing costs and inventory are recorded at the lower of average cost and estimated net realizable value.

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis designed to amortize the cost of the assets over their estimated useful lives as follows:

Laboratory machinery and equipment         5 years

Leasehold improvements                     over the term of the lease

Computer equipment                         3 to 5 years

Office equipment                           3 to 5 years

Assets under construction are not amortized until put into use.

Goodwill and intangible assets

Effective January 1, 2002, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 3062 - Goodwill and Other Intangible Assets ("Section 3062"), see note 4(a).

Goodwill represents the excess of the consideration paid over the fair market value of the identifiable net assets acquired at the dates of acquisition of GenSci's subsidiaries. The Company performs an annual impairment test to ascertain whether or not a decline in the carrying value of any recorded goodwill balances should be recognized. The Company compares the carrying values of its reporting units to their fair values. If the carrying value exceeds the fair value for any of its reporting units, the goodwill of the reporting unit is potentially impaired. In order to determine if such potential impairment exists, the Company compares the carrying amount of goodwill of the reporting unit to its implied fair value. If the implied fair value of goodwill is less than the carrying value the Company recognizes an impairment loss equal to the difference. Such an impairment loss would be charged to earnings.

Intangible assets include patents and technology costs which are recorded at cost less accumulated amortization.

The cost of patents is amortized on a straight-line basis over a period of between fifteen to seventeen years.

Technology represents consideration paid for purchased technology pursuant to acquisitions and acquisitions of licenses to use technology. Such costs are amortized on a straight-line basis over the estimated useful lives of the assets over a period of between three and fifteen years.

The Company continually evaluates on an ongoing basis the carrying value of all intangibles for potential permanent impairment by comparing the carrying value of these intangible assets to the estimated undiscounted future net cash flows to be generated by the related asset. If impairment exists, a provision for the difference between the carrying value and estimated undiscounted cash flows to be generated by the related assets is recorded through earnings in the year that such impairment became evident.


Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a project meets generally accepted accounting criteria for deferral and amortization. Deferred development costs include direct materials, labour and overhead expenses. Deferred development costs are amortized on a straight-line basis over five years. No development costs were deferred as at December 31, 2002 and 2001.

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Revenue recognition

The Company derives revenue from the sale of products used in surgery. Revenue from product sales is recognized when title to the products has passed and there has been a transfer of significant risks and rewards of ownership, which is generally at the time products are delivered to the Company's customers.


Foreign currency translation

GenSci's US subsidiary is considered a self-sustaining foreign operation and its accounts are translated using the current rate method. Under this method, the assets and liabilities are translated at the rates of exchange in effect at the consolidated balance sheet dates. Revenue and expenses are translated at the average exchange rate during the year. Unrealized gains and losses arising on translation are charged to the cumulative translation account, a separate component of shareholders' deficiency.

The Company's monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rates of exchange in effect at the consolidated balance sheet dates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. Exchange gains or losses resulting from translation are included in net loss for the year.

Income taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.


Stock-based compensation

Effective January 1, 2002, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 3870 - Stock-Based Compensation and Other Stock-Based Payments ("Section 3870"), see note 4(b).

The Company has a stock option plan, which is described in note 9(d). Under the Company's stock option plan, all stock options granted can be exercised as stock appreciation rights. The Company accounts for its employee, director and consultant grants under this plan in accordance with the fair value-based method of accounting for stock-based compensation.

Compensation expense is determined as of the date of the grant and is then recognized on a consistent basis over the vesting period of the options as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, will be credited to common share capital. The Company estimates the fair value of a stock option using the Black-Scholes option pricing model.

The Black-Scholes model, used by the Company to calculate option values, as well as other accepted valuation models were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

Loss per share

Basic loss per share has been determined by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year. Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method. The computation of diluted loss per share does not include stock options and warrants with dilutive potential that would have an anti-dilutive effect on loss per share. Therefore stock options and share purchase warrants are excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.


4.   CHANGES IN ACCOUNTING POLICIES

(a)  Goodwill and intangible assets

Effective January 1, 2002, the Company has adopted The Canadian Institute of Chartered Accountants issued Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062").

Previously, goodwill was amortized on a straight-line basis over the estimated useful life of the asset over a period of seven years. In addition, the Company would evaluate on an ongoing basis the carrying value of goodwill for potential permanent impairment by comparing the carrying value of goodwill to the estimated related undiscounted future net cash flows. Any permanent impairment in the value of goodwill was written off against earnings in the year that such impairment became evident.

Section 3062 changed the accounting for goodwill and intangible assets with an indefinite life from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, and amortization of intangibles with an indefinite life, ceased upon adoption of Section 3062. Upon adoption of Section 3062, the Company determined that it has no intangible assets of indefinite life. As of January 1, 2002, entities are required to perform a transitional test to ascertain whether or not they should recognize a decline in the carrying value of any recorded goodwill balances as at that date. Impairment tests are required to be re-performed on at least an annual basis and any subsequent impairment provisions would be charged to income.

The Company completed a transitional impairment test to identify if there was potential impairment to the goodwill as at January 1, 2002. To determine the amount of the impairment at January 1, 2002, the Company used the fair value methodology based on budget information to generate representative values of the future cash flows attributable to its reporting unit. This differs from the undiscounted cash flow methodology utilized by the Company to assess recoverability of goodwill in prior years. The Company determined that no impairment in the value of goodwill has occurred.

The Company has selected December 31 as the date it will perform its annual impairment test, and has determined that there was no impairment of goodwill as at December 31, 2002.

As required under Section 3062, this change was adopted January 1, 2002 with no restatement of prior period amounts.

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following outlines the net loss and basic and diluted loss per share impact that these changes would have had on the year of initial application and prior years ended December 31:

                                               YEARS ENDED DECEMBER 31
                                  -------------------------------------------
                                     2002 ($)       2001 ($)         2000 ($)
                                  -----------   ------------    -------------

Reported net loss                  (3,837,840)   (36,959,685)      (7,008,737)
Amortization of goodwill                    -         81,082          121,418
Related income tax effect                   -              -                -
                                  -----------   ------------    -------------
ADJUSTED NET LOSS                  (3,837,840)   (36,878,603)      (6,887,319)
                                  ===========   ============    =============
ADJUSTED BASIC AND DILUTED LOSS
 PER SHARE                              (0.07)         (0.70)           (0.15)
                                  ===========   ============    =============


(b) Stock options and other stock-based compensation

Effective January 1, 2002, the Company has adopted The Canadian Institute of Chartered Accountants issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870").

Previously, no compensation expense was recognized for stock options and stock appreciation rights issued to employees, directors and consultants.

Section 3870 requires entities to measure stock appreciation rights that call for settlement by the issuance of equity instruments and present them as equity. Under the Company's stock option plan, described in note 9(d), all stock options granted can be exercised as stock appreciation rights. As permitted under Section 3870, the Company elected to measure and recognize stock appreciation rights based on the fair value of the equity instrument. Accordingly, compensation expense is determined as of the date of the grant and is then recognized on a consistent basis over the vesting period of the options as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, will be credited to common share capital. The Company estimates the fair value of a stock option using the Black-Scholes option pricing model.

The impact of this change in accounting policy is detailed below:

Section 3870, requires that the cumulative amount relating to stock appreciation rights outstanding at the beginning of the fiscal year of adoption be charged to the opening retained earnings for that fiscal year, without restatement of prior periods presented. Accordingly, the Company charged $3,985,870 to the deficit at January 1, 2002 and an increase in contributed surplus of $3,985,870.

The fair value of the options granted was estimated as of the date of grant using the Black-Scholes option pricing model. The weighted average assumptions for stock appreciation rights issued prior to January 1, 2002 were as follows: risk free interest rate of 4.72%, expected dividend yield of nil, expected volatility of 0.93 and expected option life of 4.87 years.

Other effects of the change in accounting policy were an increase in compensation expense, contributed surplus and net loss for the year of $448,679 and an increase in loss per share of $0.01.

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.    CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents include $2,976,708 (2001 - $917,807) denominated in US dollars.

Short-term investments are comprised of $90,000 (2001 - nil) invested in a Guaranteed Investment Certificate ("GIC"). This GIC earns interest at 2.25% per annum and matures in October 2003.

During 2001, GenSci OrthoBiologics arranged a line of credit in the form of an accounts receivable factoring facility permitting the subsidiary to transfer its accounts receivable to its bank within specified limits, with a maximum amount available of US$1 million. The line was secured by a general security agreement and a floating charge on certain assets of the Company. The interest rate associated with this line was 18% per annum. During 2001, the Company utilized the line of credit, however, prior to the filing for Chapter 11, the line of credit was closed and paid off in full.

6. CAPITAL ASSETS
Capital assets consist of the following:

                                             AS AT DECEMBER     AS AT DECEMBER
                                               31, 2002 ($)       31, 2001 ($)
------------------------------------------   --------------   ----------------
COST
Laboratory machinery and equipment                1,438,797          1,301,566
Leasehold improvements                              392,294            357,633
Computer equipment                                  967,157            945,291
Office equipment                                    228,450            228,731
Assets under construction                           275,752             29,204
                                                -----------         ----------
                                                  3,302,450          2,862,425
                                                -----------         ----------
ACCUMULATED AMORTIZATION
Laboratory machinery and equipment                  753,911            539,159
Leasehold improvements                              269,433            189,581
Computer equipment                                  727,721            465,424
Office equipment                                    171,551            133,196
                                                -----------         ----------
                                                  1,922,616          1,327,360
                                                -----------         ----------
NET BOOK VALUE                                    1,379,834          1,535,065
                                                ===========         ==========

The Company has pledged $422,667 of laboratory machinery and equipment as collateral under the terms of capital leases, with a cost of $631,703 (2001 - $637,790) and related accumulated amortization of $209,036 (2001 - $50,967).

7.    INTANGIBLE ASSETS

Amortized intangible assets consist of the following:

                                           DECEMBER 31, 2002           DECEMBER 31,2001
                                  ------------------------------------------------------------------
                                                     ACCUMULATED                         ACCUMULATED
                                    COST ($)    AMORTIZATION ($)        COST ($)    AMORTIZATION ($)
                                  ----------    ----------------     -----------    ----------------
Patent costs                       1,752,388           1,609,986       1,759,815           1,223,507
Technology costs                   4,690,791           4,690,791       6,080,791           5,659,213
                                  ----------    ----------------     -----------    ----------------

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                           DECEMBER 31, 2002           DECEMBER 31,2001
                                  ------------------------------------------------------------------
                                                     ACCUMULATED                         ACCUMULATED
                                    COST ($)    AMORTIZATION ($)        COST ($)    AMORTIZATION ($)
                                  ----------    ----------------     -----------    ----------------

                                   6,443,179           6,300,777       7,840,606           6,882,720
                                  ----------    ----------------     -----------    ----------------
Less accumulated amortization      6,300,777                           6,882,720
                                  ----------    ----------------     -----------    ----------------
Net book value                       142,402                             957,886
                                  ==========    ================     ===========    ================

(a) Patent costs include $175,000 of patent costs related to a craniofacial small bone fixation system. During 2002, the Company abandoned plans to develop a medical product related to this patent. Accordingly, the unamortized balance of this patent cost of $142,402 has suffered impairment in value and was written off in 2002.

(b) On July 2, 1998, the Company amended the terms of a royalty agreement in respect of certain of the Company's products. In return for amending the royalty rate on sales of certain of the Company's products from 5% to 2.5%, retroactive to January 1, 1998, the Company agreed to issue 250,000 common shares. The Company recorded as technology an amount of $572,500 in respect of the 250,000 common shares determined using the trading price of the Company's common shares at the time of the agreement. These common shares were issued in 1999. In addition, the Company granted 250,000 common share purchase warrants exercisable into 250,000 common shares with an exercise price of $1.89 per share until December 9, 2003, and granted 250,000 common share options on December 9, 1999, which are exercisable for a period of five years at an exercise price of $1.00 per share, the market value of the Company's common shares at that date. Due to the discontinuation of certain products, the remaining unamortized balance of $315,553 was determined to have suffered an impairment and was written off in 2002.

(c) On July 9, 1998, the Company was granted an option, which it exercised on March 15, 1999, to acquire an exclusive license for certain patents and patent applications from McGill University ("McGill"). The consideration for the option was a payment of $200,000 and the issuance of 500,000 common shares of the Company. The payment was made and the shares were issued during 1999. In 1999, the Company recorded as technology an amount of $1,390,000 in respect of the 500,000 common shares, determined using the trading price of the Company's common shares at the time of the agreement and $200,000 representing the cash obligation. During 2001, the Company determined that the unamortized balance of the McGill capitalized technology of $1,076,178 had suffered an impairment in value due to the Chapter 11 proceedings and the Company plans to focus its current resources on near-to-market opportunities. Accordingly, the unamortized balance of $1,076,178 was written off in 2001. In 2002, the Company lost the right to license this technology. Accordingly the cost and related accumulated depreciation of $1,390,000 were removed from the records.

(d) During 2000, the Company capitalized $384,000 in technology costs paid to a third party to develop a new medical product. During 2001, the Company had not commercialized the medical product and, therefore, fully expensed the costs during fiscal 2001.

The remaining weighted average amortization period for patents is 14 years.

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The amortization expense for the year ended December 31, 2002 was $331,338. The estimated amortization expense for the next five years and thereafter is approximately as follows:

                                                                             $
                                                                      --------
2003                                                                    10,294
2004                                                                    10,294
2005                                                                    10,294
2006                                                                    10,294
2007 and thereafter                                                    101,226
                                                                      --------
                                                                       142,402
                                                                      ========

8.   LIABILITIES SUBJECT TO COMPROMISE

In the Chapter 11 proceedings, substantially all unsecured liabilities of the Debtors as of the Petition Date are subject to compromise or other treatment under a plan of reorganization to be confirmed by the Bankruptcy Courts after submission to a required vote and approval by affected parties. For financial reporting purposes, those liabilities and obligations whose treatment and satisfaction are dependent on the outcome of the Chapter 11 proceedings have been segregated and classified as liabilities subject to compromise in the consolidated financial statements. Generally, all actions to enforce or otherwise effect repayment of pre-Petition Date liabilities as well as all pending litigation against the Debtors are stayed while the Debtors continue their business operations as debtors-in-possession. The Bar Date was May 13, 2002, which was the last date by which claims against the Company had to be filed in the US Bankruptcy Court if the claimants wished to receive any distribution in the Chapter 11 proceedings.

Differences between amounts shown by the Debtors and claims filed by creditors will be investigated and either amicably resolved, adjudicated before the Bankruptcy Courts, or resolved through other resolution processes. The ultimate amount of payment or settlement terms on any allowed claims is subject to a confirmed plan of reorganization and, accordingly, is not presently determinable.

Under the US Bankruptcy Code, the Debtors may elect to assume or reject unexpired leases, employment contracts, service contracts and other pre-Petition Date executory contracts, subject to US Bankruptcy Court approval including those described in note 13. Liabilities related to executory contracts assumed by the Debtors are recorded as liabilities not subject to compromise because they are entitled to administrative priority. If a contract or lease is rejected, liabilities thereunder are deemed to be pre-Petition Date, general unsecured claims and are subject to the payment terms in a confirmed Chapter 11 plan. Claims for damages resulting from the rejection, after May 13, 2002, of executory contracts will be subject to separate bar dates. The Debtors have reviewed all executory contracts for assumption or rejection.

Obligations classified as liabilities subject to compromise under the reorganization proceedings in total may vary significantly from the stated amount of proofs of claim that are filed with the Bankruptcy Courts, and may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to potential disputed claims or other events. Additional claims may also arise from the rejection of executory contracts by the Debtors.

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Litigation claims against GenSci and GenSci OrthoBiologics as of December 20, 2001 and any additional liabilities related thereto will be subject to compromise. The principal categories of obligations classified as liabilities subject to compromise under the reorganization proceedings are as follows:

                                           AS AT DECEMBER      AS AT DECEMBER
                                             31, 2002 ($)        31, 2001 ($)
                                           --------------      --------------
Accounts payable and accrued liabilities        7,817,552           8,222,572
Accrued post-petition litigation claim
(note 15)                                       1,712,044                   -
Accrued litigation claim (note 15)             23,098,189          23,320,738
                                           --------------      --------------
                                               32,627,785          31,543,310
                                           ==============      ==============

As a result of the Chapter 11 filing, no payments will be made on most pre-Petition Date debt obligations without Bankruptcy Court approval or until a plan of reorganization providing for the repayment terms has been submitted to any required vote and approval of affected parties, has been confirmed by the Bankruptcy Courts and has become effective.

Reorganization costs were $1,356,428 (2001 - nil; 2000 - nil) and were comprised of the Company's legal costs related to Chapter 11, legal costs of the Creditors Committee and administrative fees payable to the US Trustee' Office.

9.    CAPITAL STOCK

(a)   Authorized

100,000,000 common shares without par value.

100,000,000 preferred shares.

The preferred shares are non-voting, issuable in series, having such specific dividend, redemption and other rights as may be determined by the Board of Directors at the time of the creation of the series. The preferred shares shall have priority over the holders of the common shares with respect to the payment of dividends and distribution of assets on the dissolution, liquidation or wind-up of the Company. Subject to special rights and restrictions attached to a particular series, the preferred shares are redeemable and retractable and may be purchased for cancellation by the Company.

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(b)  Issued and outstanding - common shares
                                                           #                 $
                                                ------------        ----------
BALANCE, DECEMBER 31, 1999                        42,136,864        67,147,728
Pursuant to stock appreciation rights                 39,964                 -
Pursuant to exercise of Special
warrants, net (note 9(c))                         10,344,828        13,603,069
For cash
Pursuant to exercise of stock options                 52,803            95,523
                                                ------------        ----------
BALANCE, DECEMBER 31, 2000, 2001 and 2002         52,574,459        80,846,320
                                                ============        ==========

(c)   Special warrants

Pursuant to an Agency Agreement dated February 25, 2000, the Company completed a private placement of 10,344,828 Special warrants at $1.45 each, for gross proceeds of $15,000,000. Each Special warrant was exercisable at no additional cost into one common share. The agents were granted 517,241 agents' warrants to purchase one common share at a price of $1.60 per common share which expired, unexercised, on February 26, 2001.

On March 1, 2000, the Company received $2,625,000 representing 25% of the gross proceeds, net of agents' fees of $1,050,000 and agent's legal costs of $75,000. On June 29, 2000, having satisfied the conditions on which the net proceeds of the Special warrants would be released from escrow, the proceeds of $11,250,000 plus accrued interest were released to the Company. The difference between the total net proceeds of $13,875,000, which were released to the Company, and the $13,603,069 recorded as Special warrants represents additional expenses of the offering. On June 29, 2000, the 10,344,828 Special warrants were exchanged for 10,344,828 common shares of the Company.

(d)   Stock options

(i) On May 9, 1997, the shareholders approved a stock option plan (the "1997 Plan") for employees, directors and consultants. Under the 1997 Plan, as amended, the Company may grant options for up to 4,100,000 common shares. During 2000, the shareholders approved an additional 1,200,000 common shares to be reserved for issuance, bringing the total to 5,300,000 common shares. The exercise price is determined by the Board of Directors, with such price not to be lower than the market price on the date of grant. An option's maximum term under the 1997 Plan is 10 years. Vesting of options is determined by the Board of Directors, and is one-third at the time of grant, and one-third at each of the first and second anniversary of the grant date for options currently outstanding. The 1997 Plan also provides for the grant of stock appreciation rights, which allow the holder to receive, in stock, the difference between the exercise price and the fair value of the stock at the date of exercise. The stock appreciation right is not separate from the underlying stock option originally granted and is only an alternate method of exercising the stock option.

      At the Annual Shareholders Meeting of the Company on June 28, 2002, the 1997 Plan was amended whereby the exercise price of certain outstanding stock options issued under the 1997 Plan for which the current exercise price exceeded $0.40 was reduced to an exercise price of $0.40. Pursuant to Section 3870, incremental compensation expense in the amount of $171,080 was recognized as compensation expense in fiscal 2002 related to this repricing. As at December 31, 2002, 625,882 options remain available for grant under the 1997 Plan.

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(ii) A summary of the status of the 1997 Plan and the changes during the periods are presented below:

                                                              WEIGHTED AVERAGE
                                         NUMBER OUTSTANDING       EXERCISE PER
                                                        (#)          SHARE ($)
                                        -------------------   ----------------

OPTIONS OUTSTANDING, DECEMBER 31, 1999            4,095,666               1.76
Granted                                           1,017,500               1.12
Exercised                                           (76,033)              1.82
Forfeited                                          (150,633)              1.92
                                        -------------------   ----------------
OPTIONS OUTSTANDING, DECEMBER 31, 2000            4,886,500               1.62
Granted                                             710,000               0.44
Forfeited                                          (920,500)              1.61
                                        -------------------   ----------------
OPTIONS OUTSTANDING, DECEMBER 31, 2001            4,676,000               1.44
Granted                                           1,165,250               0.40
Repriced - former price                          (3,103,250)             (1.61)
Repriced - amended price                          3,103,250               0.40
Expired                                            (956,250)              1.44
Forfeited                                          (437,250)              0.40
                                        -------------------   ----------------
OPTIONS OUTSTANDING, DECEMBER 31, 2002            4,447,750               0.40
                                        ===================   ================

The compensation expense related to the 1997 Plan for the year ended December 31, 2002 amounted to $277,599 of which $94,305 related to options granted during the year that was measured using the fair value of the options at the grant dates. The fair value of the options granted was estimated at the date of the grant using the Black-Scholes option pricing model. The weighted average assumptions for stock appreciation rights issued during 2002 were as follows: risk free interest rate of 3.91%, expected dividend yield of nil, expected volatility of 1.15% and expected option life of 5.11%.

The weighted average fair value of options granted during the year was $0.17.

The following table summarizes information with respect to the 1997 Plan stock options outstanding at December 31, 2002:


                         OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                       ------------------------  ------------------------------------
                                       WEIGHTED      WEIGHTED
                                        AVERAGE       AVERAGE
                            NUMBER    REMAINING      EXERCISE       NUMBER   EXERCISE
EXERCISE PRICES ($)    OUTSTANDING         LIFE         PRICE  EXERCISABLE      PRICE
                               (a)      (years)           ($)          (a)        ($)
                       -----------  -----------  ------------  -----------   --------
0.40                     4,447,750         6.04          0.40    3,449,753       0.40
                       ===========  ===========  ============  ===========   ========

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(e)  Warrants

A summary of the status of the Company's share purchase warrants as at December 31, 2002 and changes during the years ended on those dates is presented below:

                                                                                        WEIGHTED
                                                                                         AVERAGE
                                                                                  EXERCISE PRICE
PURCHASE WARRANTS                                                           #                ($)
                                                              ---------------     --------------
WARRANTS OUTSTANDING, DECEMBER 31, 1999                            11,333,332               2.93
Warrants issued (note 9(c))                                           517,241               1.60

Warrants expired                                                   (9,433,332)              3.00
                                                              ---------------     --------------
WARRANTS OUTSTANDING, DECEMBER 31, 2000                             2,417,241               2.61
Warrants issued (i)                                                   125,000               0.30

Warrants expired                                                   (2,167,241)              2.53
                                                              ---------------     --------------
WARRANTS OUTSTANDING, DECEMBER 31, 2001 AND 2002                      375,000               1.36
                                                              ===============     ==============


(i) As part of the separation agreement with a former executive, the Company converted 722,500 options granted under the 1997 Plan into 125,000 warrants with an exercise price of $0.30 and a term of two years.

The following table summarizes information relating to the share purchase warrants outstanding and exercisable as at December 31, 2002:

                                                                                        WEIGHTED
                                                                       NUMBER            AVERAGE
                                                                  OUTSTANDING     REMAINING LIFE
EXERCISE PRICE ($)                                                        (#)            (YEARS)
                                                              ---------------     --------------
1.89                                                                  250,000               0.94
0.30                                                                  125,000               0.60
                                                              ---------------     --------------
                                                                      375,000               0.83
                                                              ===============     ==============



10.   CONTRIBUTED SURPLUS
Contributed surplus consists of the following:

                                                                        AS AT              AS AT
                                                                 DECEMBER 31,       DECEMBER 31,
                                                                     2002 ($)           2001 ($)
                                                              ---------------     --------------
BALANCE, BEGINNING OF YEAR                                                  -                  -

Cumulative amount related to the fair value of stock options
  outstanding at the year (note 4(b))                               3,985,870                  -
Incremental repricing compensation expense (note 9(d))                171,080                  -
Compensation expense of stock options vested during the
  year (note 9(d))                                                    277,599                  -
                                                              ---------------     --------------
BALANCE, END OF YEAR                                                4,434,549                  -
                                                              ===============     ==============

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.   DISCONTINUED OPERATIONS

Effective September 1, 1999, the Company established Osteopharm Inc. as a 100% owned subsidiary in order to seek third party investment for the anabolic peptide technology acquired with the purchase of Osteopharm Limited, which is focused on the diagnosis and prevention or treatment of osteoporosis.

The Company assesses the carrying value of its patent and technology costs on an ongoing basis. As a result of the Company's decision to seek alternate funding for certain of its peptide technologies, management had determined that the prior carrying value of these technologies should be adjusted to reflect estimated market values. During 1999, the Company reduced the value of technology costs by $10,000,000 to reflect the value based on negotiations at that time. Subsequent negotiations during 2000 required that the Company further reduce the carrying value of the technology and patent costs related to the peptide technology by $2,795,094 and $504,906, respectively.

On December 15, 2001, the Company, in deciding to focus on the development of its bioimplant products, sold 100% of its interest in Osteopharm Inc. to a third party for a total consideration of $1,440,000. At December 31, 2001, the Company provided an allowance for the balance of $540,000 due to uncertainty relating to ultimate collection, and the balance of $900,000 were included as other receivables.

During 2002, the Company received $1,140,000 and in 2003 the Company received a final payment of $175,000, which in aggregate exceeded the initial estimated of recoverability of $900,000 and accordingly a gain of $415,000 was recorded as a gain on disposal of discontinued operations in 2002.

The Company has retained the rights to use the peptide technology solely as medical devices or treatments delivered locally in humans for tissue repair, limited to bone, cartilage, meniscus, ligaments or tendons and medical devices or treatments for coatings on prosthetics as part of invasive surgical procedures.

The revenues, operating loss and loss from discontinuance, net of income taxes, are as follows:

                                                                   YEARS ENDED DECEMBER 31
                                                            -------------------------------------------
                                                            2002 ($)         2001 ($)          2000 ($)
                                                            --------      -----------       -----------
REVENUES                                                           -                -                 -
Loss from discontinued operations                                  -       (1,260,468)       (4,928,623)
Income taxes                                                       -                -                 -
                                                            --------      -----------       -----------
                                                                   -       (1,260,468)       (4,928,623)
                                                            --------      -----------       -----------
Gain on disposal of discontinued operations                  415,000          663,540                 -
Income taxes                                                       -                -                 -
                                                            --------      -----------       -----------
                                                             415,000          663,640                 -
                                                            --------      -----------       -----------
TOTAL NET GAIN (LOSS) FROM DISCONTINUED OPERATIONS           415,000         (596,928)       (4,928,623)
                                                            ========      ===========       ===========

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Net increase (decrease) in cash and cash equivalents related to discontinued operations, which exclude the $175,000 received in 2003, consist of the following:

                                                                            YEARS ENDED DECEMBER 31
                                                                    ------------------------------------
                                                                     2002 ($)      2001 ($)     2000 ($)
                                                                    ---------   -----------  -----------
OPERATING ACTIVITIES
Cash flow from (used in) operations                                         -    (1,123,304)  (1,131,798)
Net change in non-cash working capital                                      -       646,848      (25,316)
                                                                    ---------   -----------  -----------
                                                                            -      (476,456)  (1,157,114)
                                                                    ---------   -----------  -----------
INVESTING ACTIVITIES
Proceeds from sale of discontinued operations                       1,140,000             -            -
Purchase of capital assets                                                  -        (5,277)      (4,977)
Acquisition of patents                                                      -      (208,159)    (194,414)
Acquisition of technology                                                   -       (17,997)           -
                                                                    ---------   -----------  -----------
                                                                    1,140,000      (231,433)    (199,391)
                                                                    ---------   -----------  -----------
NET INCREASE (DECREASE) IN CASH FROM DISCONTINUED OPERATIONS        1,140,000      (707,889)  (1,356,505)
                                                                    =========   ===========  ===========

12.   INCOME TAXES

At December 31, 2002, the GenSci's US subsidiary had net operating loss carryforwards for US federal income tax purposes of approximately US$15.1 million, which expire as follows:

YEAR OF EXPIRY                                                             US$
                                                                    ----------
2009                                                                 1,228,000
2010                                                                 1,474,000
2011                                                                 2,522,000
2012                                                                 2,232,000
2018                                                                   269,000
2019                                                                   619,000
2020                                                                     3,000
2021                                                                 6,089,000
2022                                                                   685,000
                                                                    ----------
                                                                    15,121,000
                                                                    ==========

Further, utilization of these net operating losses may be subject to an annual limitation due to ownership change constraints set forth in Section 382 of the Internal Revenue Code of 1986 and similar state provisions.

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

At December 31, 2002, GenSci and its Canadian subsidiary have accumulated non-capital losses totaling approximately $8.9 million for Canadian federal income tax purposes and approximately $8.6 million for Ontario income tax purposes, which are available to offset future years' taxable income which expire as follows:

YEAR OF EXPIRY                                       FEDERAL ($)   ONTARIO ($)
                                                     -----------   -----------
2003                                                   1,569,005     1,724,616
2004                                                     650,988       840,436
2005                                                  2,742,308      3,141,882
2006                                                   2,110,722     2,017,440
2007                                                     711,961             -
2008                                                     423,168       254,128
2009                                                     670,067       670,067
                                                     -----------   -----------
                                                       8,878,219     8,648,569
                                                     ===========   ===========

The Company also has approximately $5.5 million of Scientific Research and Experimental Development expenditures available to be carried forward indefinitely, investment tax credits of approximately $1 million that expire in varying amounts to 2010, and deductible temporary differences of approximately $3.9 million relating primarily to capital assets, cumulative eligible capital, and financing fees available to offset future years' taxable income. In addition, the Company has a capital loss carryforward of approximately $5.7 million.

The Company has provided a full valuation allowance against its future tax assets due to uncertainties surrounding their realization. No future tax asset related to the US and Canadian losses and other tax balances has been recognized in the consolidated financial statements as the realization of the losses does not meet the more likely than not recognition criteria.

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities as at December 31, 2002 are presented below by jurisdiction:

                                                                       2002 ($)      2001 ($)
                                                                    -----------   -----------
CANADA
FUTURE TAX ASSETS
Non-capital loss carryforward                                         2,810,000     3,112,000
Capital loss carryforward                                             1,730,000             -
Scientific Research and Experimental Development Expense              1,679,000     1,776,000
Accounting depreciation in excess of tax depreciation                 1,175,000     1,179,000
                                                                    -----------   -----------
Future tax assets before valuation allowance                          7,394,000     6,067,000
                                                                    -----------   -----------
Less valuation allowance                                             (7,394,000)   (6,067,000)
                                                                    -----------   -----------
                                                                              -             -
                                                                    ===========   ===========

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                        2002 ($)     2001 ($)
                                                                    ------------  -----------
UNITED STATES
FUTURE TAX ASSETS
Non-operating loss carryforward                                        6,180,000    6,368,000
Section 267 deferred expenses                                            809,000    1,311,000
Reserve for litigation                                                 6,791,000    5,856,000
Other                                                                  1,007,000      871,000
                                                                    ------------  -----------
                                                                      14,787,000   14,406,000
FUTURE TAX LIABILITIES
Future state taxes                                                       881,000      372,000
Tax depreciation in excess of book depreciation                          134,000      186,000
                                                                    ------------  -----------
                                                                       1,015,000      558,000
Net future tax asset before valuation allowance                       13,772,000   13,848,000
Less valuation allowance                                             (13,772,000) (13,848,000)
                                                                    ------------  -----------
                                                                               -            -
                                                                    ============  ===========


13.   COMMITMENTS

(a)   Operating leases

As permitted under the US Bankruptcy Code, effective January 31, 2002, the Company has terminated two operating leases for premises and included approximately $470,000 in the claims filed in the US Bankruptcy Court. No accrual for this amount has been made in these consolidated financial statements, as management does not expect that the leasor will incur any losses in connection with these amounts.

Future minimum annual lease payments, under non-cancellable operating leases expiring through 2006, are approximately as follows:

                                                                            $
2003                                                                  621,000
2004                                                                  234,000
2005                                                                   91,000
2006                                                                   70,000
                                                                    ---------
                                                                    1,016,000
                                                                    ---------

Total expense incurred under these operating leases for the year ended December 31, 2002 was $660,360 (2001 - $706,643; 2000 - $665,927).

The Company has subleased certain facilities relating to these continuing lease obligations for total annual sublease rental income of approximately $15,500 in 2002 (2001 - $437,000; 2000 - nil).

The Company had a bank deposit of $79,368 as at December 31, 2001 which was being held in escrow as collateral against an operating lease that terminated in 2002.

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(b)  Capital leases

During 2001, the Company entered into three capital leases for certain equipment. The future minimum annual payment under these capital leases is as follows:

                                                                           $
                                                                    --------
2003                                                                 135,283
                                                                    --------
                                                                     135,283
Less amount representing interest at approximately 17%                 8,683
                                                                     --------
                                                                     126,600
Less current portion                                                 126,600
                                                                    --------
                                                                           -
                                                                    ========

(c)   Royalty agreements

In December 1999, the Company amended the terms with respect to a royalty agreement with an inventing scientist to limit the total royalty to US$2,500,000. As at December 31, 2002 US$838,186 (2001 - US$838,186) has been paid against this commitment. Payments have not been made on this commitment while under Chapter 11.

14.   SEGMENTED INFORMATION

The Company currently operates in a single segment, bioimplants. The bioimplants segment develops and manufactures bone graft products and markets and distributes them to surgeons and hospitals for use in surgical procedures.

The biopharmaceuticals segment disclosed separately in prior years has been disposed of as described in note 11.

The Company has no individual customer whose accumulated sales represented more than ten percent of total sales during the current or prior years.

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Geographic information

The following information relates to geographic segments of the Company:

                                                                YEARS ENDED DECEMBER 31
                                                         ----------------------------------
                                                           2002 ($)    2001 ($)    2000 ($)
                                                         ----------  ----------  ----------
REVENUES BASED ON THE LOCATION OF THE CUSTOMER
Canada                                                    1,912,944   2,149,761   2,917,286
United States                                            30,930,940  37,392,603  42,910,140
Other                                                     1,637,728     902,469           -
                                                         ----------  ----------  ----------
                                                         34,481,612  40,444,833  45,827,426
                                                         ==========  ==========  ==========
CAPITAL ASSETS AND INTANGIBLE ASSETS
Canada                                                      197,404     750,650
United States                                             1,324,832   1,742,301
                                                         ----------  ----------
                                                          1,522,236   2,492,951
                                                         ----------  ----------
GOODWILL
Canada                                                      469,828     469,828
United States                                                     -           -
                                                         ----------  ----------
                                                            469,828     469,828
                                                         ==========  ==========
CAPITAL ASSETS ADDITIONS
Canada                                                       10,298      11,492       1,708
United States                                               490,932     301,591   1,166,235
                                                         ----------  ----------  ----------
                                                            501,230     313,083   1,167,943
                                                         ==========  ==========  ==========
AMORTIZATION OF CAPITAL ASSETS
Canada                                                       17,871      38,002     129,089
United States                                               610,610     398,160     304,688
                                                         ----------  ----------  ----------
                                                            628,481     436,162     433,777
                                                         ==========  ==========  ==========
AMORTIZATION OF INTANGIBLE ASSETS
Canada                                                      126,613     162,261     303,062
United States                                               204,725     410,093     523,711
                                                         ----------  ----------  ----------
                                                            331,338     572,354     826,773
                                                         ==========  ==========  ==========
WRITE-DOWN OF INTANGIBLE ASSETS
Canada                                                      457,955   1,470,578           -
United States                                                     -           -           -
                                                         ----------  ----------  ----------
                                                            457,955   1,470,578           -
                                                         ==========  ==========  ==========

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.   CONTINGENCIES AND LEGAL CLAIMS

GenSci and its subsidiary, GenSci OrthoBiologics (collectively, "the Company") are involved in a patent infringement action in the United District Court for the Central District of California ("District Court") entitled GenSci Regeneration Laboratories, Inc. v. Osteotech, Inc. (and related third-party actions), Case No. CV99-10111-MRP (the "Patent Action").

This case involves claims by Osteotech that products sold under the DynaGraft(R) Gel and DynaGraft(R) Putty (DynaGraft Gel and Putty) brands allegedly infringe two patents owned by Osteotech. These products involve the use of demineralized bone matrix (DBM) material in a carrier to facilitate the regeneration and/or growth of damaged or diseased bone.

On December 17, 2001, the jury found GenSci and GenSci OrthoBiologics liable for damages of US$17,533,634 for infringement by DynaGraft Gel and Putty of two patents held by Osteotech. The damages include US$12,423,248 for lost profits during 1997-1999 and royalties of US$5,110,386 calculated at a royalty rate of 14% for the years 2001 and 2002. Payments of approximately US$3,000,000 made by DePuy AccroMed Inc. in a prior settlement with Osteotech are expected to be deducted from the jury verdict, reducing the potential judgment to US$14,533,634. The Company has established a reserve in the amount of $23,320,738 as at December 31, 2001, representing the potential judgment of US$14,533,634 and 14% of sales of DynaGraft Gel and Putty from December 1, 2001 to December 31, 2001.

As of the Petition Date, Osteotech had a pending motion in the District Court to permanently enjoin the Company's sales of the DynaGraft products, originally scheduled for hearing on December 21, 2001 (the "Motion For Permanent Injunction"). The entry into Chapter 11 protection on December 20, 2001 resulted in an automatic stay of all prior legal proceedings.

Pursuant to motions by Osteotech and positions taken by the Company, on May 16, 2002, the Bankruptcy Court modified the automatic stay to permit the Patent Action to proceed, provided that, any judgment, whether for damages or injunctive relief, issued against the Company could not be enforced without the further review and approval by the Bankruptcy Court. In order to provide adequate protection to Osteotech, the Company is required, commencing on June 10, 2002, to deposit into a restricted cash account 14% of gross revenue from the allegedly infringing products. Although no absolute deadline for filing a plan has been established, the Company had to either file a plan of reorganization by September 16, 2002 and obtain confirmation of a plan by November 18, 2002 or in the alternative, GenSci was required to cease the manufacture, sale or distribution of the allegedly infringing products by September 16, 2002 or by November 18, 2002 if a plan is submitted but not confirmed. Consistent with the Bankruptcy Court's May 17 Order, the Debtors no longer manufactured, marketed, distributed or sold the infringing products (DynaGraft Gel and Putty) after September 16, 2002.

During 2002, the Company accrued and expensed $1,705,265, which represents 14% of the revenue derived from DynaGraft Gel and Putty. In addition, subsequent to the Bankruptcy Court order discussed above, the Company has established a restricted cash account, which had a balance of $856,534 as at December 31, 2002.

Pursuant to the minute order entered on January 30, 2003, the District Court assigned the Patent Action and other related cases to another District Court Judge for "settlement proceedings". A formal settlement conference before the Settlement Judge

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

was held on March 6, 2003. At the Settlement Conference, the parties reached a conditional settlement of their disputes relating to the Debtors' bankruptcy proceeding and the Patent Action.

As a result of the conditional settlement, an Amended Plan of Reorganization and Amended Disclosure Statement were filed with the Bankruptcy Court on April 18, 2003 with a Disclosure Statement hearing scheduled for May 30, 2003. The settlement described above is contingent upon Bankruptcy Court approval. Terms of the settlement have been incorporated into the Amended Plan of Reorganization, which must be confirmed by the Bankruptcy Court to become effective.

The conditions related to the settlement are: (i) Osteotech receives a letter of credit or other security satisfactory to Osteotech of certain payments over time and (ii) GenSci receives a covenant from Osteotech not to sue GenSci in connection with its newly introduced products. With respect to the letter of credit or other security, GenSci will seek to obtain the security sought by Osteotech. However, there can be no assurance that GenSci will be able to obtain an appropriate security acceptable to Osteotech, in which event, the Debtors may enter into a transaction that would require substantial dilution or changes in stockholder rights in order to raise additional funds. There can also be no assurance that the two sides can reach a settlement if GenSci is unable to obtain the security required. With respect to the covenant not to sue, Osteotech is in the process of evaluating GenSci's position that its new products do not infringe Osteotech's patents. There is no assurance that Osteotech will agree with GenSci's position. There can also be no assurance that, if a difference of opinion exists, the two sides can reach a settlement. In addition, there can be no assurance of the time frame required for the two sides to satisfy the conditions detailed above.

If the above two conditions are satisfactorily resolved, terms of settlement include payment of US$7.5 million by GenSci to Osteotech. GenSci would recognize the validity of the Osteotech patents at issue in the trial completed in December 2001. GenSci would not be permitted to re-introduce products that are the subject of the pending litigation, which have been withdrawn from the market, and all other litigation between the two parties would be dismissed. Payments to Osteotech include US$1 million to be paid on the effective date of GenSci's plan of reorganization followed by payments of US$325,000 per quarter with interest payable at the federal judgment rate, currently 1.3% capped for purposes of future interest payments at 3% per annum. GenSci is seeking a method to secure payment of US$5 million of the settlement amount and will provide a subordinated lien on assets to assure payment of the remaining US$1.5 million in payments.

Finally, the settlement is contingent upon Bankruptcy Court approval. Terms of the settlement will be incorporated into the terms of a Chapter 11 Plan of Reorganization, which must be confirmed by the Bankruptcy Court.

If the proposed settlement with Osteotech incorporated into the Plan does not occur, the Debtors would otherwise vigorously pursue their right of appeal before the Federal Circuit Court of Appeals. As of the date of this report, a judgment has not been issued in the Patent Action and the Settlement Agreement has not been finalized or executed.

GenSci OrthoBiologics has filed for antitrust and other claims in a separate case against Osteotech for improper use of its patent(s) in the marketplace. These antitrust claims have been stayed until the Patent Action is resolved. In addition, a second patent infringement filed in October 2000 alleges that GenSci OrthoBiologic's OrthoBlastR product infringe two of Osteotech's patents including one patent at issue

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

in the Patent Action. In this second patent case, no discovery has commenced and the case has been stayed pending resolution of the Patent Action. All legal actions between GenSci and Osteotech will be dismissed under the Settlement Agreement, when and if it becomes effective.

The Debtor, GenSci Regeneration, is also involved in a dispute before the Trademark Trial and Appeal Board, of the United States Patent and Trademark Office, entitled Johnson & Johnson, Petitioner, vs. GenSci Regeneration Sciences, Inc., Respondent/Registrant, Registration No. 2,401,091, Cancellation No. 31635. The dispute concerns the rights to the name, "The OrthoBiologics Company." In May 2002, the Debtor filed a Notice of Pending Chapter 11 Case and Notice of Stay, with respect to such proceeding.

16.   CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:

                                                        YEARS ENDED DECEMBER 31
                                                -------------------------------------
                                                 2002 ($)      2001 ($)      2000 ($)
                                                ---------   -----------   -----------
Restricted cash                                    79,368       148,632             -
Accounts receivable                             1,003,957     2,649,360    (2,336,407)
Processing costs and inventory                  1,197,167     1,265,755    (3,732,317)
Prepaid expenses and deposits                    (534,577)       55,140      (119,022)
Accounts payable and accrued liabilities        1,665,179    (2,069,989)    1,377,990
                                                ---------   -----------   -----------
                                                3,411,094     2,048,898    (4,809,756)
                                                =========   ===========   ===========

During the year ended December 31, 2002, the Company paid $44,119 in cash interest [2001 - $16,493; 2000 - nil). No income taxes were paid during the year ended December 31, 2002 (2001 and 2000 - nil).

During the year ended December 31, 2002, the Company paid $1,218,628 of reorganization costs in cash (2001 - nil; 2000 - nil).

17.   FINANCIAL INSTRUMENTS

Fair values

The fair values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and current liabilities approximate their carrying values due to their short-term nature. The fair value of the liabilities subject to compromise as of December 31, 2002 and 2001 is not determinable, due to the uncertainties surrounding the repayment terms of this debt as a result of the Chapter 11 proceedings.


Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company maintains cash and cash equivalents with high quality financial institutions. Concentrations of credit risk with respect to accounts receivable are limited because a large number of customers make up the Company's customer base. No single customer represents greater than 10% of total accounts receivable. The Company mitigates customer credit risk through credit approvals and monitoring procedures.

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As at December 31, 2002 and 2001, the Company's accounts receivable are recorded as the amounts invoiced to customers less an allowance for doubtful accounts. Management estimates the allowance based on a review of the portfolio taking into consideration historical collection patterns, the economic climate, and aging statistics based on contractual due dates. Accounts are written off to the allowance once collection efforts are exhausted.

18.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP which, as applied in these consolidated financial statements, conform in all material respects to US GAAP, except as follows:

(a)   Bankruptcy accounting

Since the Chapter 11 bankruptcy filing, the Company has applied the provisions in the Statement of Position ("SOP") 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code". SOP 90-7 does not change the application of US GAAP in the preparation of financial statements. However, it does require that the financial statements, for periods including and subsequent to filing the Chapter 11 petition, distinguish between transactions and events that are directly associated with the reorganization from the ongoing operations of the business.

(b)   Development costs

Development costs that have been deferred under Canadian GAAP must be expensed under US GAAP.

(c)   Stock-based compensation

For reconciliation purposes to US GAAP, the Company has elected to follow the intrinsic value approach of APB 25, "Accounting for Stock Issued to Employees" in accounting for its employee stock options. All stock options granted can be exercised as stock appreciation rights, accordingly the Company accounts for its stock appreciation rights grants using the variable accounting method under which compensation expense is recognized to the extent that the market price of the shares of the Company's stock exceeds the exercise price of the grant. Since the exercise price of the Company's employee stock options was higher than the market price of the underlying stock during the year, no compensation has been recognized. Also under US GAAP, the Company uses the Black-Scholes option pricing model to determine the fair value of options granted to consultants, advisors and non-employees.

Under Canadian GAAP, compensation expense has been recorded for all stock options granted to employees, consultants and non-employees on or after January 1, 2002 in accordance with the fair value-based method of accounting for stock-based compensation using the Black-Scholes option pricing model to determine the fair value of options granted. In prior years, no compensation expense was recorded under Canadian GAAP with respect to stock options granted to employees, consultants and non-employees prior to January 1, 2002.

(d)   Comprehensive income

Comprehensive income includes all changes in equity during the periods presented except shareholder transactions. For the periods presented, accumulated other comprehensive income comprises the Company's foreign currency translation account.

GENSCI REGENERATION SCIENCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(e)   In-process technology

Under US GAAP, approximately $16,252,000 of the consideration paid to acquire Osteopharm in January 1997 has been allocated to in-process research and development and expensed at the time of the acquisition. Accordingly, the write-down of nil in 2002 (2001 - nil; 2000 - $2,795,094) is not required for US GAAP purposes.

If US GAAP were followed, the effects on the consolidated statements of loss and deficit would be the following:

                                                                                  YEARS ENDED DECEMBER 31
                                                                        --------------------------------------------
                                                                           2002 ($)         2001 ($)        2000 ($)
                                                                        -----------     ------------     -----------
Loss from continuing operations, Canadian GAAP                           (4,252,840)     (36,362,757)     (2,080,114)
Adjustment for in-process research and development costs and
amortization thereof                                                              -                -         254,100
Adjustment for deferred development costs and amortization
thereof                                                                           -          214,372         360,000
Compensation with respect to stock options granted to consultants                 -         (345,070)       (309,330)
Compensation with respect to stock options granted to employees             210,703                -               -
Compensation with respect to stock warrants granted to non-
employees                                                                         -           (5,708)              -
                                                                        -----------     ------------     -----------
Loss from continuing operations, US GAAP                                 (4,042,137)     (36,499,163)     (1,775,344)
Gain (loss) from discontinued operations, Canadian GAAP                     415,000         (596,928)     (4,928,623)
Adjustment for write-down of technology                                           -                -       2,795,094
                                                                        -----------     ------------     -----------
Loss from discontinued operations, US GAAP                                  415,000         (596,928)     (2,133,529)
                                                                        -----------     ------------     -----------
Net loss for the year                                                    (3,627,137)     (37,096,091)     (3,908,873)
Change in cumulative translation account adjustment                         139,977          104,402         281,578
                                                                        -----------     ------------     -----------
COMPREHENSIVE LOSS, US GAAP                                              (3,487,160)     (36,991,689)     (3,627,295)
                                                                        ===========     ============     ===========
LOSS PER SHARE, US GAAP
From continuing operations                                                    (0.08)           (0.69)          (0.04)
From discontinued operations                                                   0.01            (0.01)          (0.04)
                                                                        -----------     ------------     -----------
NET LOSS PER SHARE                                                            (0.07)           (0.70)          (0.08)
                                                                        ===========     ============     ===========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, US GAAP            52,574,459       52,574,459      47,443,142
                                                                        ===========     ============     ===========

Consolidated balance sheet items that vary under US GAAP are as follows:

                                                             AS AT              AS AT
                                                      DECEMBER 31,       DECEMBER 31,
                                                          2002 ($)           2001 ($)
                                                      ------------       ------------
Trade accounts payable                                   1,972,577            340,321
Accrued compensation                                       677,665            641,342
Accrued liabilities                                        998,546            689,898
Capital stock                                           82,643,404         82,405,428
Deficit                                               (102,672,255)       (99,045,119)
                                                           834,069            694,092
Accumulated other comprehensive income               =============       ============


GENSCI REGENERATION SCIENCES INC.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
STATEMENTS JUNE 30, 2003

GENSCI REGENERATION SCIENCES INC.
MANAGEMENT RESPONSIBILITY STATEMENT

The unaudited pro forma consolidated balance sheets and the unaudited pro forma consolidated statements of loss of GenSci Regeneration Sciences Inc. (the "Company") have been prepared by management from the unaudited consolidated financial statements of the Company as at and for the six month period ended June 30, 2003 and from the audited consolidated financial statements of the Company as at and for the year ended December 31, 2002. In the opinion of the management of the Company, these unaudited pro forma consolidated financial statements include all adjustments necessary for fair presentation. The unaudited pro forma consolidated balance sheets as at June 30, 2003 and December 31, 2002 gives effect to the implementation of the Arrangement Agreement described elsewhere in this Information Circular on those dates. The unaudited pro forma consolidated statements of income for the six month period ended June 30, 2003 and the year ended December 31, 2002 give effect to the implementation of the Arrangement Agreement described elsewhere in this Information Circular as at the beginning of the respective periods.

(Signed) Douglass C. Watson                            (Signed) Peter Ludlum

President and Chief Executive Officer                  Chief Financial Officer

September 1, 2003

GENSCI REGENERATION SCIENCES INC.
COMPILATION REPORT

To the Directors of

GENSCI REGENERATION SCIENCES INC.

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheets of GenSci Regeneration Sciences Inc. (the "Company") as at June 30, 2003 and December 31, 2002 and the unaudited pro forma consolidated statements of loss for the six month period ended June 30, 2003 and the year ended December 31, 2002. The unaudited pro forma consolidated financial statements have been prepared for the inclusion in the information circular in connection with the Arrangement Agreement involving the Company and IsoTis SA (see note 1). In our opinion, the unaudited pro forma consolidated balance sheets and the pro forma consolidated statements of loss have been properly compiled to give effect to the implementation of the Arrangement Agreement and other assumptions and adjustments described in the accompanying notes thereto.

Toronto, Canada,


                                                     (Signed) Ernst & Young LLP

September 1, 2003                                      Chartered Accountants

GENSCI REGENERATION SCIENCES INC.
UNAUDITED PRO FORMA CONSOLIDATED
BALANCE SHEET

[Canadian GAAP and in Canadian dollars]

[See note 1 - Basis of presentation and going concern uncertainty and note 3 - Effect of Allowed Unsecured Claims of Unsecured Creditors - Option B]

As at June 30, 2003                                                    Unaudited - See Compilation Report

                                                                         PRO FORMA ADJUSTMENTS
                                                 ------------------------------------------------------------------------------
                                                                   CHAPTER 11           GENSCI            OTHER          GENSCI
                                           NOTE    AS REPORTED     SETTLEMENT   ORTHOBIOLOGICS      ADJUSTMENTS    REGENERATION
                                      REFERENCE              $              $                $                $               $
                                                 -------------   ------------   --------------     ------------   -------------
                                                                  2.[a] and 3        2.[b][ii]
ASSETS
CURRENT
Cash and cash equivalents            2.[b][vii]      2,214,441             --       (2,092,095)         222,741         345,087
Accounts receivable, net                             4,129,493             --       (3,812,555)              --         316,938
Processing costs and inventory, net       2.[c]      6,718,730             --       (6,537,842)         203,809         384,697
Prepaid expenses and deposits                          390,549             --         (344,025)              --          46,524
                                                 -------------   ------------   --------------      -----------   -------------
TOTAL CURRENT ASSETS                                13,453,213             --      (12,786,517)         426,550       1,093,246
                                                 -------------   ------------   --------------      -----------   -------------

Investment in IsoTis Exchange Shares  2.[b][ii]             --             --               --       52,350,000              --
                                     2.[b][iii]                                                     (52,350,000)
Restricted cash                                        753,896             --         (753,896)              --              --
Capital assets, net                                  1,078,772             --       (1,063,808)              --          14,964
Goodwill                                               469,828             --               --               --         469,828
Intangible assets, net                                 137,255             --               --               --         137,255
                                                 -------------   ------------   --------------      -----------   -------------
                                                    15,892,964             --      (14,604,221)         426,550       1,715,293
                                                 =============   ============   ==============      ===========   =============
LIABILITIES AND SHAREHOLDERS'
EQUITY (DEFICIENCY)
LIABILITIES NOT SUBJECT TO COMPROMISE
CURRENT
Accounts payable and accrued
liabilities                                          3,998,180             --       (3,688,004)              --         310,176
Unearned income                                        539,000             --         (539,000)              --              --
Obligations under capital leases                        34,574             --          (34,574)              --              --
Amount due to GenSci Regeneration     2.[b][ii]             --             --      (40,880,195)      40,880,195              --
                                                 -------------   ------------   --------------     ------------   -------------
TOTAL CURRENT LIABILITIES NOT
SUBJECT TO COMPROMISE                                4,571,754             --      (45,141,773)      40,880,195         309,176
                                                 -------------   ------------   --------------     ------------   -------------
Current liabilities subject to
compromise                                2.[a]     27,910,697    (11,104,173)     (16,649,202)              --         157,322
                                                 -------------   ------------   --------------     ------------   -------------
TOTAL CURRENT LIABILITIES                           32,482,451    (11,104,173)     (61,790,975)      40,880,195         467,498
                                                 -------------   ------------   --------------     ------------   -------------
SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital stock                         2.[b][ii]     80,853,120             --       (1,975,172)       1,975,172      28,503,120
                                     2.[b][iii]                                                     (52,350,000)
Contributed surplus                                  4,529,185             --               --               --       4,529,185
Deficit                                   2.[a]   (105,748,748)    11,104,173       52,938,882               --     (31,784,510)
                                      2.[b][ii]                                                     (52,938,882)
                                      2.[b][ii]                                                      62,433,515
                                     2,[b][vii]                                                         222,741
                                          2.[c]                                                         203,809
Cumulative translation account                       3,776,956             --       (3,776,956)              --             --
                                                 -------------   ------------   --------------     ------------   -------------
TOTAL SHAREHOLDERS' EQUITY
(DEFICIENCY)                                       (16,589,487)    11,104,173       47,186,754      (40,453,645)      1,247,795
                                                 -------------   ------------   --------------      -----------   -------------
                                                    15,892,964             --      (14,604,221)         426,550       1,715,293
                                                 =============   ============   ==============     ============   =============
See accompanying notes

GENSCI REGENERATION SCIENCES INC.
UNAUDITED PRO FORMA CONSOLIDATED
BALANCE SHEET

[Canadian GAAP and in Canadian dollars]

See note 1 - Basis of presentation and going concern uncertainty and note 3 - Effect of Allowed Unsecured Claims of Unsecured Creditors - Option B]

As at December 31, 2002(1)                                              Unaudited - See Compilation Report
                                                                         PRO FORMA ADJUSTMENTS
                                                 ------------------------------------------------------------------------------
                                                                                                                      PRO FORMA
                                           NOTE                    CHAPTER 11           GENSCI            OTHER          GENSCI
                                      REFERENCE    AS REPORTED     SETTLEMENT   ORTHOBIOLOGICS      ADJUSTMENTS    REGENERATION
                                                             $             $                 $                $               $
                                                 -------------   ------------   --------------     ------------   -------------
                                                                  2.[a] and 3        2.[b][ii]
ASSETS
CURRENT
Cash and cash equivalents                            3,282,836             --       (2,945,296)              --         337,540
Short-term investments                                  90,000             --               --               --          90,000
Accounts receivable, net                             3,846,821             --       (3,565,704)              --         281,117
Other receivable                                       175,000             --               --               --         175,000
Processing costs and inventory,
net                                       2.[c]      6,085,960             --       (5,714,371)         533,136         904,725
Prepaid expenses and deposits                          879,175             --         (864,141)              --          15,034
                                                 -------------   ------------   --------------     ------------   -------------
TOTAL CURRENT ASSETS                                14,359,792             --      (13,089,512)         533,136       1,803,416
                                                 -------------   ------------   --------------     ------------   -------------
Investment in IsoTis Exchange
Shares                                2.[b][ii]             --             --               --       52,350,000              --
                                     2.[b][iii]                                                     (52,350,000)
Restricted cash                                        856,534             --         (856,534)              --              --
Capital assets, net                                  1,379,834             --       (1,363,750)              --          16,084
Goodwill                                               469,828             --               --               --         469,828
Intangible assets, net                                 142,402             --               --               --         142,402
                                                 -------------   ------------   --------------     ------------   -------------
                                                    17,208,390             --      (15,309,796)         533,136       2,431,730
                                                 =============   ============   ==============     ============   =============
LIABILITIES AND SHAREHOLDERS'
EQUITY (DEFICIENCY)
LIABILITIES NOT SUBJECT TO COMPROMISE
CURRENT
Accounts payable and accrued
liabilities                                          3,648,788             --       (3,290,280)              --         358,508
Obligations under capital leases                       126,600             --         (126,600)              --              --
Amount due to GenSci Regeneration     2.[b][ii]             --             --      (39,586,070)      39,586,070              --
                                                 -------------   ------------   --------------     ------------   -------------
TOTAL CURRENT LIABILITIES NOT
SUBJECT TO COMPROMISE                                3,775,388             --      (43,002,950)      39,586,070         358,508
                                                 -------------   ------------   --------------     ------------   -------------
Current liabilities subject to
compromise                                2.[a]     32,627,785    (12,978,234)     (19,497,238)              --         152,313
                                                 -------------   ------------   --------------     ------------   -------------
TOTAL CURRENT LIABILITIES                           36,403,173    (12,978,234)     (62,500,188)      39,586,070         510,821
                                                 =============   ============   ==============     ============   =============
SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital stock                         2.[b][ii]     80,846,320             --       (1,975,172)       1,975,172      28,496,320
                                     2.[b][iii]                                                     (52,350,000)
Contributed surplus                                  4,434,549             --               --               --       4,434,549
Deficit                                   2.[a]   (105,454,613)    12,978,234       50,144,525               --     (31,009,960)
                                      2.[b][ii]                                                     (50,144,525)
                                      2.[b][ii]                                                      60,933,283
                                          2.[c]                                                         533,136
Cumulative translation account                         978,961             --         (978,961)              --              --
                                                 -------------   ------------   --------------     ------------   -------------
TOTAL SHAREHOLDERS' EQUITY
  (DEFICIENCY)                                     (19,194,783)    12,978,234       47,190,392      (39,052,934)      1,920,909
                                                 -------------   ------------   --------------     ------------   -------------
                                                    17,208,390             --      (15,309,796)         533,136       2,431,730
                                                 =============   ============   ==============     ============   =============
See accompanying notes

(1) The unaudited pro forma balance sheet as at December 31, 2002 is supplementally provided as such balance sheet is not required under regulatory requirements.


GENSCI REGENERATION SCIENCES INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF LOSS

[Canadian GAAP and in Canadian dollars]


For the six month period ended June 30, 2003                       Unaudited - See Compilation Report

                                                                       PRO FORMA ADJUSTMENTS
                                                 ---------------------------------------------------------------
                                           NOTE  AS PREVIOUSLY            GENSCI           OTHER       PRO FORMA
                                      REFERENCE       REPORTED    ORTHOBIOLOGICS     ADJUSTMENTS          GENSCI
                                                             $                 $               $               $
                                                 -------------   ---------------     -----------    ------------
                                                                       2.[b][ii]
REVENUES                                  2.[c]     16,674,139       (15,473,595)        454,374       1,654,918
                                                 -------------   ---------------     -----------    ------------
OPERATING EXPENSES
Cost of sales                             2.[c]      6,056,829        (5,645,103)        545,956         957,682
Marketing, general and
administrative                            2.[c]      8,380,000        (7,941,920)        237,745         675,825
Research and development                             1,522,411        (1,512,411)             --          10,000
                                                 -------------   ---------------     -----------    ------------
                                                    15,959,240       (15,099,434)        783,701       1,643,507
                                                 -------------   ---------------     -----------    ------------
Income (loss) before the
following                                              714,899          (374,161)       (329,327)         11,411
Interest income                                         14,063           (12,598)             --           1,465
Interest expense                                        (4,197)            4,197              --              --
Amortization                                          (308,216)          299,514              --          (8,702)
Reorganization costs                                  (467,392)          393,810              --         (73,582)
Arrangement
  Agreement
  related expenses                   2.[b][vii]       (222,741)               --         222,741              --
Reserve for litigation
verdict                                                (20,551)           20,551              --              --
                                                 -------------   ---------------     -----------    ------------
NET LOSS FOR THE PERIOD                               (294,135)          331,313        (106,586)        (69,408)
                                                 =============   ===============     ===========    ============
NET LOSS PER SHARE

Basic and diluted                                                                                         ($0.01)
                                                                                                    ============
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING             2[b][iii]                                                        5,257,512
                                                                                                    ============
See accompanying notes

GENSCI REGENERATION SCIENCES INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF LOSS

[Canadian GAAP and in Canadian dollars]

For the year ended December 31, 2002                              Unaudited - See Compilation Report

                                                                        PRO FORMA ADJUSTMENTS
                                                 ---------------------------------------------------------------
                                                                          GENSCI           OTHER       PRO FORMA
                                           NOTE    AS REPORTED    ORTHOBIOLOGICS     ADJUSTMENTS          GENSCI
                                      REFERENCE              $                 $               $               $
                                                 -------------   ---------------     -----------    ------------
                                                                       2.[b][ii]
REVENUES                                  2.[c]     34,481,612       (34,266,080)      3,228,127       3,443,659
                                                 -------------   ---------------     -----------    ------------
OPERATING EXPENSES
Cost of sales                             2.[c]     11,743,981       (11,511,850)      1,963,526       2,195,657
Marketing, general and
administrative                            2.[c]     19,091,593       (17,954,503)        731,465       1,868,555
Research and development                             3,406,232        (3,385,044)             --          21,188
                                                 -------------   ---------------     -----------    ------------
                                                    34,241,806       (32,851,397)       2,694,991      4,085,400
                                                 -------------   ---------------     -----------    ------------
Income (loss) before the
following                                              239,806        (1,414,683)        533,136        (641,741)
Interest income                                         30,940           (21,534)             --           9,406
Interest expense                                       (44,119)           44,119              --              --
Amortization                                          (959,819)          815,335              --        (144,484)
Reorganization costs                                (1,356,428)        1,226,954              --        (129,474)
Write-down of intangible assets                       (457,955)               --              --        (457,955)
Reserve for litigation verdict                      (1,705,265)        1,705,265              --              --
                                                 -------------   ---------------     -----------    ------------
Loss from continuing operations                     (4,252,840)        2,355,456         533,136      (1,364,248)
                                                 =============   ===============     ===========    ============
Gain from discontinued
operations                                             415,000                --              --         415,000
                                                 -------------   ---------------     -----------    ------------
NET LOSS FOR THE PERIOD                             (3,837,840)        2,355,456         533,136        (949,248)
                                                 =============   ===============     ===========    ============
BASIC AND DILUTED NET LOSS PER
SHARE
From continuing operations                                                                                ($0.26)
From discontinued operations                                                                               $0.08
                                                                                                    ------------
NET LOSS PER SHARE                                                                                        ($0.18)
                                                                                                    ============
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING             2[b][iii]                                                        5,257,446
                                                                                                    ============
See accompanying notes

GENSCI REGENERATION SCIENCES INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS

[in Canadian dollars, except where otherwise stated]

Period ended June 30, 2003                Unaudited - See Compilation Report


1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

The accompanying unaudited pro forma consolidated financial statements of GenSci Regeneration Sciences Inc. [the "Company" or "GenSci Regeneration"] have been prepared by management in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business. There is substantial doubt about the Company's ability to continue as a going concern because of the Chapter 11 bankruptcy proceedings. Although GenSci OrthoBiologics has filed a Plan of Reorganisation with the Bankruptcy Court, there can be no assurance that GenSci OrthoBiologics will successfully receive Court approval, or the Arrangement Agreement will be completed or that the Company will meet other conditions necessary to discharge from bankruptcy. In addition the Company has incurred significant losses during the last three years and has a shareholders' deficiency as at June 30, 2003. As such, the realization of the Company's assets and discharge of its liabilities is subject to significant uncertainties. The Company's ability to continue as a going concern depends on its ability to successfully implement the Arrangement Agreement and obtaining additional financing. The outcome of these matters cannot be predicted at this time. These unaudited pro forma consolidated financial statements of the Company do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business. Such adjustments could be material.

The accompanying unaudited pro forma consolidated financial statements give effect to the Arrangement Agreement whereby the Company will dispose of its investment in its wholly-owned subsidiary GenSci OrthoBiologics, Inc. ["GenSci OrthoBiologics"] as described below.

The unaudited pro forma statements have been derived from, and should be read in conjunction with the description of the Arrangement Agreement, management's discussion and analysis of financial condition and results of operations, the unaudited consolidated financial statements of the Company as at and for the six month period ended June 30, 2003 and the audited consolidated financial statements of the Company as at and for the year ended December 31, 2002, which are included in the Information Circular.

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements are in accordance with those disclosed in the Company's audited financial statements for the year ended December 31, 2002.


2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated balance sheets as at June 30, 2003 and December 31, 2002 assumes that the Arrangement Agreement was effected on those respective dates. The unaudited pro forma consolidated statements of loss for the six month period ended June 30, 2003 and the year ended December 31, 2002 give effect to the Arrangement Agreement as at the beginning of the respective periods.

GENSCI REGENERATION SCIENCES INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The unaudited pro forma statements are not necessarily indicative of the financial position or the results of operations which would have occurred had the reorganization occurred on the respective dates and, therefore, may not be representative of the financial condition or the operating results of future periods.

In preparing the unaudited pro forma consolidated financial statements, no adjustments have been made to reflect any potential decrease in administrative costs arising from transferring certain corporate functions, which had previously been provided by GenSci Regeneration to GenSci OrthoBiologics.

The unaudited pro forma consolidated financial statements give effect to the following assumptions and adjustments:

[a] GenSci Regeneration and its wholly-owned subsidiary, GenSci OrthoBiologics, will obtain a final order from the Bankruptcy Court dismissing its bankruptcy case, approving the Plan of Reorganization as filed by GenSci OrthoBiologics on July 31, 2003 [the "Plan of Reorganization Plan"] and approving the Arrangement Agreement. For purposes of these unaudited pro forma consolidated financial statements, Creditors Claim Amounts are assumed to be settled in accordance with the Plan of Reorganization and that all Unsecured Creditors have opted Option A in the settlement of their Allowed Unsecured Claims, which would result in a debt forgiveness of liabilities subject to compromise in the amount of $11,104,173 and $12,978,234 as at June 30, 2003 and December 31, 2002
     respectively, upon emergence from Chapter 11. No amounts have been reflected in these unaudited pro forma consolidated financial statements with respect to Disputed Claims in excess of what the Company has recorded in their accounts in the amount of approximately US$1,920,000. Differences between amounts shown by GenSci OrthoBiologics and claims filed by creditors will be investigated and either amicably resolved, adjudicated before the Bankruptcy Courts or resolved through other resolution possesses.

     The pro forma effect of the settlement on the balance sheets as at June 30, 2003 and December 31, 2002, was to reduce liabilities subject to compromise by the debt forgiveness in the amounts of $11,104,173 and $12,978,234 respectively, and to reduce the deficit by corresponding amounts.

     Alternatively, certain or all creditors could choose Option B. The unaudited pro forma condensed consolidated financial statements prepared on the basis that all creditors choosing this alternate option is presented in note 3.

[b] The implementation of the Arrangement Agreement, under which; [Capitalized terms are as defined in the Arrangement Agreement];

     [i] GenSci Regeneration will amend its memorandum of incorporation to:

         i.i redesignate its common shares without par value as Class B Common Shares (the "GenSci Class B Common Shares") and

         i.ii create a new class of 100,000,000 common shares, having the same rights and restrictions as the GenSci Class B Common Shares, to be called the Class A Common Shares (the "GenSci Class A Common Shares");

     [ii] GenSci Regeneration will sell its investment in GenSci
          OrthoBiologics, GenSci OrthoBiologics subsidiary loans and certain licenses and trademarks to IsoTis SA ["IsoTis"] for a total consideration that would be settled by the "IsoTis Exchange Shares".

GENSCI REGENERATION SCIENCES INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          Pursuant to the Arrangement Agreement, the number of IsoTis Exchange Shares is determined as the difference between 29,150,000 and the aggregate of a) the Dissenting Shareholder Entitlement and b) the GenSci Continuing Service Provider Option Allotment. For the purposes of these unaudited pro forma consolidated financial statements, it is assumed that there are no Dissenting Shareholders. The number of Dissenting Shareholders and related shares will not be known until two business days before the GenSci Regeneration extraordinary shareholders meeting.

          As required by the terms of the Arrangement Agreement, as of August 27, 2003, certain employees or directors holding 3,330,750 GenSci Regeneration Options agreed with IsoTis and GenSci Regeneration, in writing, not to exercise their GenSci Regeneration options at any time during the period commencing immediately before that date and ending immediately after the Effective Date of the Arrangement Agreement. Per the Arrangement Agreement, each GenSci Regeneration option would be converted to 0.4888 IsoTis option.

          The actual number of IsoTis shares to be issued will be determined based on the actual number of Dissenting Shareholders.

          For purposes of these unaudited pro forma consolidated financial statements, the value of the share consideration was determined based on the IsoTis share price on the closing trade day on June 30, 2003 of Euro 1.22.

          The estimated total consideration to be received from IsoTis from the sale of GenSci Regeneration's investment in GenSci
          OrthoBiologics, GenSci OrthoBiologics subsidiary loans and certain licenses and trademarks is as follows:

          Maximum number of IsoTis shares to be
            issued to GenSci Regeneration                           29,150,000
          Less:
          GenSci Continuing Service Providers                        3,330,750
          Conversion ratio                              0.4888      (1,628,070)
                                                   -----------   -------------
          Dissenting shareholders                                           --
                                                   -----------   -------------
          Total shares assumed to be issued                         27,521,930
          IsoTis share price as at June 30, 2003                          1.22
          Exchange rate as at June 30, 2003                              1.559
                                                   -----------   -------------
          TOTAL SALE CONSIDERATION                                  52,350,000
                                                                 =============

GENSCI REGENERATION SCIENCES INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          Based on the total sale consideration described above, the preliminary estimated gain on sale and disposal is as follows:

                                                            AS AT        AS AT
                                                          JUNE 30  DECEMBER 31
                                                             2003         2002
                                                                $            $
                                                     ------------  -----------
          TOTAL ESTIMATED CONSIDERATION                52,350,000   52,350,000

          NET INVESTMENT DISPOSED COMPRISED OF:
          Cash and cash equivalents                     2,092,095    2,945,296
          Accounts receivable                           3,812,555    3,565,704
          Processing costs and inventory                6,537,842    5,714,371
          Prepaid expenses and deposits                   344,025      864,141
          Restricted cash                                 753,896      856,534
          Capital assets                                1,063,808    1,363,750
          Accounts payable and accrued liabilities     (3,688,004)  (3,290,280)
          Unearned Income                                (539,000)
          Obligations under capital leases                (34,574)    (126,600)
          Current liabilities subject to compromise   (16,649,202) (19,497,238)
          Cumulative translation account               (3,776,956)    (978,961)
                                                     ------------  -----------
                                                      (10,083,515)  (8,583,283)
                                                     ------------  -----------
          ESTIMATED GAIN ON DISPOSAL                   62,433,515   60,933,283
                                                     ============  ===========

          The pro forma consolidated balance sheet as at June 30, 2003 was adjusted to reflect the above sale equation and to reduce the amount due to GenSci Regeneration, capital stock and deficit by $39,586,070, $1,975,172 and $52,938,882, respectively [December 31,
          2002: $40,175,052, $1,975,172 and $50,144,525, respectively] to eliminate the GenSci OrthoBiologics subsidiary loan and equity accounts.

    [iii] each GenSci Class B Common Share held by each GenSci Regeneration
          Shareholder (other than IsoTis and any Dissenting Shareholders) shall be, and is deemed to be, transferred to GenSci Regeneration in exchange for 0.1 GenSci Class A Common Shares and that number of IsoTis Exchange Shares equal to the Exchange Ratio. As mentioned in [ii] above, for the purposes of these unaudited pro forma consolidated financial statements, it is assumed that there are no Dissenting Shareholders.

          The pro forma effect on the balance sheets as at June 30, 2003 and December 31, 2002, was to reduce the investment in IsoTis Exchange shares and reduce the Capital stock by $52,350,000 to record the transfer of the Class B Common Shares in exchange for 0.1 GenSci Class A Common Shares and the IsoTis Exchange Shares.

          Pro forma basic and diluted loss per share are calculated on pro forma net loss available to common shareholders using the weighted average number of shares outstanding for the respective periods, adjusted to give effect for the expected ten-to-one share consolidation.

GENSCI REGENERATION SCIENCES INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          These pro forma consolidated financial statements present the distribution of all of the IsoTis Exchange shares as at June 30, 2003 which is based on the assumption that there would be no significant tax liability owed by GenSci Regeneration upon completion of the sale of GenSci OrthoBiologics. This assumption was based on estimated taxes that would be owed based on the pro forma proceeds, which was estimated, for pro forma purposes, based on the market price of an IsoTis share at June 30, 2003 of CHF 1.91. However, the actual number of IsoTis Exchange Shares available for distribution, pro rata, to the GenSci Regeneration shareholders cannot be determined until the Effective Date when the actual market price of an IsoTis Exchange Share and resulting consideration received for tax purposes will become known. On the Effective Date the GenSci Regeneration Board will determine the number (the "Holdback Number") of IsoTis Exchange Shares that need to be held back to finance the maximum potential tax liability that arises from the disposition of GenSci OrthoBiologics. The Holdback Number is, in turn, dependent on the trading price of the IsoTis Exchange Shares on the Effective Date.


          The following table anticipates the approximate number of IsoTis Shares that a shareholder may receive for each 100 GenSci Regeneration shares held, for different Effective Date trading prices of IsoTis Shares, although such number will not be fully determined until the Effective Date:

                                                                  ISOTIS SHARES
                                                                   RECEIVED FOR
                                                                     100 GENSCI
                                                        ESTIMATED  REGENERATION
                                                         EXCHANGE        SHARES
          PRICE PER ISOTIS SHARE ON THE EFFECTIVE DATE      RATIO             #
                                                        ---------  ------------
          CHF 3.00                                         0.4745            47
          CHF 3.50                                         0.4615            46
          CHF 4.00                                         0.4512            45
          CHF 4.50                                         0.4432            44

          In addition, the Company will also withhold IsoTis shares from certain US shareholders in order to fund any required US withholding taxes.

    [iv] the names of the GenSci Regeneration Shareholders shall be removed from the register of members of GenSci Class B Common Shares and the names of the GenSci Regeneration Shareholders (other than IsoTis and any Dissenting Shareholders) will be recorded as the holders of the Class A Common Shares and the IsoTis Exchange Shares issued to them pursuant to and [iii] above.

    [v] GenSci Regeneration will be and will be deemed to be the transferee of all the GenSci Class B Shares, and the outstanding GenSci Class B Common Shares will be deemed to be cancelled and returned to the authorized but unissued capital of GenSci Regeneration.

    [vi] GenSci Regeneration will amend its memorandum of incorporation to change its name to SMC Ventures Inc.

    [vii] GenSci OrthoBiologics is required to repay GenSci Regeneration up to, but not exceeding US$600,000 of principal of the GenSci OrthoBiologics loans, to fund reasonable out of pocket expenses incurred in connection with the Arrangement

GENSCI REGENERATION SCIENCES INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          Agreement. IsoTis will fund any repayments made by GenSci OrthoBiologics to GenSci Regeneration, but not exceeding US$600,000, in relation to out of pocket expenses incurred by GenSci Regeneration in connection with the Arrangement Agreement. Of these, $222,741 has been previously expensed in the unaudited consolidated statement of loss for the six-month period ended June 30, 2003. The reimbursement of these costs is recorded as an increase in cash and a reduction of expenses in the unaudited pro forma consolidated statements for the six month period ended June 30, 2003.

[c] For purposes of these unaudited pro forma consolidated financial statements, it is assumed that GenSci OCF Inc. ["GenSci OCF"] and GenSci OrthoBiologics will be able to maintain the same level of business and transactions as previously, conducted in the normal course of business at prices established and agreed to by both parties. Accordingly, inventory, revenues, cost of sales and marketing expenses were increased by $203,809, $454,374, $545,956 and $237,745, respectively for the six month period ended June 30, 2003 [year ended December 31, 2002 - $533,136, $3,228,127, $1,963,526 and $731,465 respectively] to reflect the transfer pricing between GenSci Ortho Biologics and GenSci OCF, which were previously eliminated upon consolidation.

[d] For the purposes of these unaudited pro forma consolidated financial statements, it is assumed that no options and warrants have been exercised since June 30, 2003.


3.   EFFECT OF ALLOWED UNSECURED CLAIMS OF UNSECURED CREDITORS - OPTION B

The unaudited pro forma consolidated financial statements of GenSci Regeneration have been prepared assuming that all of the Creditors Claim Amounts would be settled in accordance with the Plan of Reorganization and that the Unsecured Creditors have opted for Option A in the settlement of their Allowed Claims, as described in note 2[a] above. If all the Unsecured Creditors had instead opted for Option B in the settlement of their Claims, the amount of debt forgiveness of liabilities subject to compromise would be $14,452,048 and $16,902,801 as at June 30, 2003 and December 31, 2002,
respectively.

Accordingly, the pro forma effect on the balance sheets as at June 30, 2003 and December 31, 2002, will be to reduce liabilities subject to compromise by the debt forgiveness in the amounts of $14,452,048 and $16,902,801 as at June 30, 2003 and December 31, 2002 respectively, that will reduce the deficit for the same amounts. Also this will effect the amounts reflected in the sale equation described in note 2[b][ii] above to decrease the current liabilities subject to compromise included in the equation to $13,458,649 and $15,724,984 as at June 30, 2003 and December 31, 2002 respectively, that will reduce the estimated gain on disposal to $59,242,962 and $57,161,029 as at June 30, 2003 and December 31, 2002 respectively.

GENSCI REGENERATION SCIENCES INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following are condensed unaudited pro forma consolidated balance sheets giving effect to the assumptions and adjustments discussed in note 2 except that all Allowed Unsecured Claims of Unsecured Creditors are assumed to be settled in accordance with Option B:

As at June 30, 2003:

                                                               PRO FORMA ADJUSTMENTS
                                                  -------------------------------------------------
                                                                                                             PRO FORMA
                                 AS REPORTED        CHAPTER 11             GENSCI             OTHER             GENSCI
                                        2003        SETTLEMENT     ORTHOBIOLOGICS       ADJUSTMENTS       REGENERATION
                                           $                 $                  $                 $                  $
                                ------------      ------------     --------------      ------------       ------------
TOTAL ASSETS                      15,892,964                --        (14,604,221)          426,550          1,715,293
                                ============      ============     ==============      ============       ============
LIABILITIES AND
SHAREHOLDERS' EQUITY
(DEFICIENCY)
Total current liabilities         32,482,451       (14,452,048)       (58,443,100)       40,880,195            467,498
Total shareholders'
equity (deficiency)              (16,589,487)       14,452,048         43,838,879       (40,453,645)         1,247,795
                                ------------      ------------     --------------      ------------       ------------
                                  15,892,964                --        (14,604,221)          426,550          1,715,293
                                ============      ============     ==============      ============       ============



As at December 31, 2002:

                                                              PRO FORMA ADJUSTMENTS
                                                  -------------------------------------------------
                                                                                                             PRO FORMA
                                 AS REPORTED        CHAPTER 11             GENSCI         PRO FORMA             GENSCI
                                        2003        SETTLEMENT     ORTHOBIOLOGICS       ADJUSTMENTS       REGENERATION
                                           $                 $                  $                 $                  $
                                ------------      ------------     --------------      ------------       ------------
TOTAL ASSETS                      17,208,390                --        (15,309,796)          533,136          2,431,730
                                ============      ============     ==============      ============       ============

LIABILITIES AND
SHAREHOLDERS' EQUITY
(DEFICIENCY)
Total current liabilities         36,403,173       (16,902,801)       (58,575,621)       39,586,070            510,821
Total shareholders'
equity (deficiency)              (19,194,783)       16,902,801         43,265,825       (39,052,934)         1,920,909
                                ------------      ------------     --------------      ------------       ------------
                                  17,208,390                --        (15,309,796)          533,136          2,431,730
                                ============      ============     ==============      ============       ============


GENSCI REGENERATION SCIENCES INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


4. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The unaudited pro forma consolidated financial statements of GenSci have been prepared in accordance with Canadian GAAP. The material differences between Canadian and United States GAAP relating to recognition and measurements with respect to the pro forma financial statements are explained in note 18 of the audited consolidated financial statements of the Company for the year ended December 31, 2002 and note 10 of the unaudited consolidated financial statements of the Company for the six month period ended June 30, 2002 included in the document.

The following is a reconciliation of the unaudited pro forma net loss under Canadian GAAP to pro forma net loss under US GAAP:

                                                                                          SIX MONTH         YEAR ENDED
                                                                                             PERIOD        DECEMBER 31
                                                                                       JUNE 30 2003               2002
                                                                                                  $                  $
                                                                                       ------------       ------------
Pro forma loss from continuing operations, Canadian GAAP                                    (69,408)        (1,364,248)
Compensation with respect to stock options granted to employees
- intrinsic method                                                                          (83,324)                --
- fair value method                                                                           6,050             21,070
                                                                                       ------------       ------------
Pro forma loss from continuing operations, US GAAP                                         (146,682)        (1,343,178)
                                                                                       ------------       ------------
Gain on disposal from discontinued operations, US GAAP                                           --            415,000
                                                                                       ------------       ------------
Pro forma gain from discontinued operations, US GAAP                                             --            415,000
                                                                                       ------------       ------------
Pro forma net loss and comprehensive loss for the period, US GAAP                          (146,682)          (928,178)
                                                                                       ============       ============
PRO FORMA LOSS PER SHARE, US GAAP
From continuing operations                                                                   ($0.03)            ($0.26)
From discontinued operations                                                                     --              $0.08
                                                                                       ------------       ------------
PRO FORMA NET LOSS PER SHARE                                                                 ($0.03)            ($0.18)
                                                                                       ============       ============
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING,
  US GAAP 2[b][iii]                                                                       5,257,512          5,257,446
                                                                                       ============       ============


GENSCI REGENERATION SCIENCES INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Unaudited pro forma consolidated balance sheet items that vary under US GAAP are as follows:

                                                       AS AT             AS AT
                                                     JUNE 30       DECEMBER 31
                                                        2003              2002
                                                           $                 $
                                                ------------       -----------
Capital stock                                     31,167,580        30,293,404
Deficit                                          (29,919,785)      (28,372,495)
                                                ============       ===========

                    THIS PAGE IS INTENTIONALLY LEFT BLANK]

APPENDICES

APPENDIX A-1     Arrangement Resolution                             A-2

APPENDIX A-2     Name Change Resolution                             A-3

APPENDIX A-3     Section 126 Resolution                             A-4

APPENDIX A-4     Share Issuance Resolution                          A-5

APPENDIX B       Plan of Arrangement Under Section 252 of the
                 Company Act (British Columbia)                     B-1

APPENDIX C       Interim Order                                      C-1

APPENDIX D       Section 207 of the Company Act                     D-1

APPENDIX E       Dlouhy Fairness Opinion                            E-1

APPENDIX A-1 - ARRANGEMENT RESOLUTION
GenSci Regeneration Sciences Inc.

Arrangement under Section 252
of the Company Act (British Columbia)

Text of Arrangement Resolution

"RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Amended and Restated Arrangement Agreement dated effective June 25, 2003, as amended, between GenSci Regeneration Sciences Inc. ("GenSci") and IsoTis SA ("IsoTis
") (the "Arrangement Agreement"), in the form described in the Information Circular of GenSci dated September 1, 2003 (the "Information Circular"), be and is hereby consented to, approved and adopted, with such alterations or modifications as may be approved by the Directors of GenSci Regeneration;

2. The Plan of Arrangement, in the form attached as described, is hereby approved and the arrangement of GenSci Regeneration and its members (the "Arrangement") in accordance with the Plan of Arrangement be and is hereby authorised;

3. Subject to paragraph 4 of this special resolution, each of the directors and officers of GenSci Regeneration is hereby authorised to do all things and to execute all documents which he or she considers necessary or desirable to give full effect to this special resolution, but subject to such alterations or modifications of the Arrangement Agreement and the Plan of Arrangement as may be approved by the Directors of GenSci; and

4. The Directors of GenSci Regeneration may terminate the Arrangement Agreement or may amend it in accordance with its terms without further approval of the members of GenSci Regeneration at any time before the Effective Date of the Plan of Arrangement."

APPENDIX A-2 - NAME CHANGE RESOLUTION
GenSci Regeneration Sciences Inc.

Text of the Name Change Resolution

"RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The name of the Company be changed from GenSci Regeneration Sciences Inc. to SMC Ventures Inc. and that paragraph 1 of the Memorandum of the Company be altered to read as follows:

      '1.   The name of the Company is 'SMC Ventures Inc.';

2. Notwithstanding that this special resolution has been duly passed by the shareholders of GenSci Regeneration, the directors of GenSci Regeneration be and are hereby authorized and empowered to revoke the resolution at any time prior to the amendment of the Memorandum being effected under the Company Act (British Columbia) without further approval of the shareholders of GenSci Regeneration; and

3. any director and/or officer of GenSci Regeneration be and is hereby authorized and empowered, acting for, in the name of and on behalf of GenSci Regeneration, to execute or cause to be executed, under the seal of GenSci Regeneration or otherwise, and to deliver or cause to be delivered any and all such documents and instruments and to do or to cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to fulfill the intent of the foregoing paragraphs of this resolution."

APPENDIX A-3 - SECTION 126 RESOLUTION
GenSci Regeneration Sciences Inc.

Text of the Section 126 Resolution

"RESOLVED AS A SPECIAL RESOLUTION THAT:

1. in accordance with section 126 of the Company Act, the sale, lease or disposal (the "Sale Transaction"), by the directors, of the whole or substantially the whole of the undertaking of the Company, is hereby ratified and approved;

2. the directors are hereby authorized to abandon or terminate all or any part of the Sale Transaction, if doing so is determined to be in the best interest of the Company, without further shareholder approval;

3. the board of directors, by resolution, be and is hereby authorized to make such amendments to the terms of the Sale Transaction as may, in its discretion, be considered appropriate, provided always that such amendments be subject to the approval of all applicable regulatory authorities; and

4. the directors and officers of the Company are hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution."

APPENDIX A-4 - SHARE ISSUANCE RESOLUTION
GenSci Regeneration Sciences Inc.

Text of the Share Issuance Resolution

"RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. the issuance by the Company of up to 11,250,000 share purchase warrants to MDS Capital Corporation or its nominees is hereby approved.

                    [THIS PAGE IS INTENTIONALLY LEFT BLANK]

APPENDIX B - PLAN OF ARRANGEMENT UNDER SECTION 252 OF THE COMPANY ACT (BRITISH COLUMBIA)

1.   INTERPRETATION

1.1 In this Plan of Arrangement, unless the context otherwise requires, the following words and phrases shall have the meanings hereinafter set out:

     (a) "ARRANGEMENT" means the arrangement under the provisions of Section 252 of the Company Act, on the terms and conditions set forth in this Plan of Arrangement;

     (b) "ARRANGEMENT RESOLUTION" means the special resolution of GenSci Shareholders approving the Arrangement;

     (c)  "CHF" means the legal currency of Switzerland;

     (d) "COMPANY ACT" means the Company Act, R.S.B.C. 1996, c. 62, as amended;

     (e)  "COURT" means the Supreme Court of British Columbia ;

     (f) "DISSENT RIGHT" means the right to dissent to the Arrangement described in Article 3 hereof;

     (g) "DISSENTING SHAREHOLDER" means a GenSci Shareholder who has duly exercised a Dissent Right pursuant to Article 3 hereof and who is ultimately entitled to be paid the fair value of the GenSci Shares held by such GenSci Shareholder;

     (h) "DISSENTING SHAREHOLDER ENTITLEMENT" equals the product obtained when

          (i)  the number of Dissenting Shares

          is multiplied by

          (ii) 0.4888;

     (i) "DISSENTING SHARES" means the aggregate number of GenSci Shares held by Dissenting Shareholders;

     (j) "EFFECTIVE DATE" means the date on which a certified copy of the Final Order is accepted for filing by the Registrar giving effect to the Arrangement as evidenced by the date of the Registrar's stamp thereon;

     (k)  "EFFECTIVE TIME" means 2:00 p.m. (Vancouver time) on the Effective
          Date;

     (l) "EXCHANGE RATIO" means the quotient of the number of IsoTis Exchange Shares divided by the number of GenSci Shares (excluding Dissenting Shares) as of the Effective Time, subject to adjustments in accordance with ss.1.9;

     (m) "FINAL ORDER" means the final order of the Court approving the Arrangement;

     (n) "GENSCI" means GenSci Regeneration Sciences Inc., a company governed by the Company Act;

     (o) "GENSCI CLASS B COMMON SHARES" has the meaning ascribed to it in ss.2.1 hereto;

     (p)  "GENSCI LICENCES" means

          (i) the Product and Technology Licensing, Equipment Lease and Purchase Option Agreement between GenSci and BioInterfaces, Inc. dated January 10, 2003, and

          (ii) the peptide technology licence agreement between GenSci and Osteopharm Inc, dated December 15, 2001;

     (q) "GENSCI MEETING" means the extraordinary general meeting of GenSci Shareholders to be held pursuant to the Interim Order for the purpose of considering, among other things, the Arrangement Resolution, including any adjournment or adjournments thereof;

     (r) "GENSCI SHAREHOLDER" means a Person who is a registered holder of GenSci Shares as shown on the register of members of GenSci;

     (s) "GENSCI SHARES" means the issued and outstanding common shares in the capital of GenSci;

     (t) "GENSCI TRADEMARKS" means the trademarks listed in Appendix A hereto;

     (u) "GENSCI US SUBSIDIARY" means GenSci OrthoBiologics, Inc., a company incorporated under the laws of the State of Washington;

     (v) "GENSCI US SUBSIDIARY LOANS" means the intercompany receivables payable by GenSci US Subsidiary to GenSci described in Appendix B hereto;

     (w) "GENSCI US SUBSIDIARY SHARES" means all of the issued and outstanding shares of GenSci US Subsidiary;

     (x) "INTERIM ORDER" means the interim order of the Court providing for, among other things, the calling and holding of the GenSci Meeting, as such order may be amended, supplemented or varied by the Court;

     (y) "ISOTIS" means IsoTis S.A., a company incorporated under the laws of Switzerland;

     (z) "ISOTIS EXCHANGE SHARES" means that number of IsoTis Shares equal to the difference between

          (i)  27,521,930, and

          (ii) the Dissenting Shareholder Entitlement;

     (aa) "ISOTIS SHARES" means shares in the capital of IsoTis as constituted on May 31, 2003 with a nominal value of CHF 1 each;

     (bb) "LETTER OF TRANSMITTAL" means the letter of transmittal form forwarded by GenSci to GenSci Shareholders;

     (cc) "PACIFIC CORPORATE" means Pacific Corporate Trust Company, GenSci's registrar and transfer agent;

     (dd) "PERSON" means any individual, corporation, firm, partnership (including, without limitation, a limited partnership), sole proprietorship, syndicate, joint venture, trustee, trust, any unincorporated organization or association, any government or instrumentality thereof and any tribunal;

     (ee) "PURCHASE PRICE" means the IsoTis Exchange Shares and other consideration to be provided by IsoTis; and

     (ff) "REGISTRAR" means the Registrar of Companies pursuant to the Company Act.

INTERPRETATION NOT AFFECTED BY HEADINGS
1.2 The headings contained in this Plan of Arrangement are for reference purposes only and will not affect in any way the meaning or interpretation of this Plan of Arrangement so referenced and ss. followed by a number or some combination of numbers and letters refers to the section, subsection, paragraph, subparagraph, clause or subclause of this Plan of Arrangement so designated. References to Articles is to this Plan of Arrangement unless otherwise stated. The terms "THIS PLAN OF ARRANGEMENT", "HEREOF" and "HEREUNDER" and similar expressions refer to this Plan of Arrangement and not to any particular Article, section, subsection, paragraph, subparagraph, clause of subclause hereof and include any agreement or instrument supplemental therewith.

GOVERNING LAW
1.3 This Plan of Arrangement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

TIME OF ESSENCE
1.4  Time will be of the essence of this Plan of Arrangement.

CURRENCY
1.5 Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

NUMBER
1.6 In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only will include the plural and vice versa, words importing the masculine gender will include the feminine and neuter genders and vice versa.

REFERENCES TO PERSONS
1.7  A reference to a Person includes any successor to that Person.

SHARE CONSOLIDATION OR SUBDIVISION
1.8 If after June 25, 2003 and prior to the Effective Date, IsoTis consolidates its outstanding IsoTis Shares into a smaller number of shares, the IsoTis Exchange Shares will be proportionately decreased and the Exchange Ratio will be proportionately decreased, and conversely, if IsoTis subdivides its outstanding IsoTis Shares into a greater number of shares, the IsoTis Exchange Shares will be proportionately increased and the Exchange Ratio proportionately increased.

ADJUSTMENT TO SHARE EXCHANGE RATIO
1.9 For purposes of adjusting the Exchange Ratio, the number of IsoTis Exchange Shares shall be reduced by the number of IsoTis Shares having an aggregate value, as reasonably determined by the Board of Directors of GenSci as of the Effective Date, equal to the amount of the maximum potential Canadian (federal and provincial) tax liability, and any interest thereon, of GenSci from its disposition of the Transferred Assets. Such revised Exchange Ratio shall be inserted into Appendix C.

APPENDICES
1.10 The following appendices attached hereto are incorporated by reference and deemed to be part hereof:

      Appendix A - GenSci Trademarks

      Appendix B - GenSci US Subsidiary Loans

      Appendix C - Adjustments to Share Exchange Ratio

2.   THE ARRANGEMENT
2.1  At the Effective Time on the Effective Date, subject to the provisions of
     Article 3 hereof, the following shall occur and shall be deemed to occur without any further act or formality:

     (a) GenSci will be deemed to have transferred, sold and assigned to IsoTis and IsoTis will be deemed to have accepted, purchased and assumed from GenSci the:

          (i)   GenSci US Subsidiary Shares,

          (ii)  GenSci US Subsidiary Loans,

          (iii) GenSci Licences; and

          (iv)  GenSci Trademarks

          (collectively, the "Transferred Assets")

          free and clear of all liens, claims and encumbrances, conditional upon the register of the increase in the share capital of IsoTis for the issuance of the IsoTis Exchange Shares.

2.2 Forthwith after the Effective Date, in partial payment of the Purchase Price therefor, IsoTis will issue the IsoTis Exchange Shares in accordance with the laws of Switzerland.

2.3 Forthwith upon the issuance of the IsoTis Exchange Shares, subject to the provisions of Article 3 and Article 4 hereof, the following shall occur and shall be deemed to occur in the following order without any further act or formality, and shall be deemed to have occurred at the Effective
     Time:

     (a) GenSci will alter its memorandum to (i) redesignate its common shares without par value as Class B Common Shares (the "GenSci Class B Common Shares") and (ii) create a new class of 100,000,000 common shares, having the same rights and restrictions as the GenSci Class B Common Shares, to be called the Class A Common Shares (the "Residualco Class A Common Shares");

     (b) each GenSci Class B Common Share held by each GenSci Shareholder (other than IsoTis and any Dissenting Shareholders) shall be, and be deemed to be, transferred to GenSci in exchange for 0.1 Residualco Class A Common Shares and that number of IsoTis Exchange Shares equal to the Exchange Ratio;

     (c) no fractional IsoTis Exchange Share and no fractional Residualco Class A Common Share will be issued in connection with the foregoing (after aggregating all fractional entitlements for a particular shareholder); and

     (d) the names of the GenSci Shareholders shall be removed from the register of members of GenSci Class B Common Shares and the names of the GenSci Shareholders (other than IsoTis and any Dissenting Shareholders) will be recorded as the holders of the Residualco Class A Common Shares issued to them pursuant to ss.2.3(b) above.

2.4  With respect to each GenSci Class B Common Share:

     (a) the GenSci Shareholder thereof will cease to be the owner of such share and the name of the GenSci Shareholder thereof will be removed from the register of members of GenSci as of the Effective Time;

     (b) the certificates representing such GenSci Class B Common Shares will be deemed to have been cancelled as of the Effective Time;

     (c) the GenSci Shareholder thereof will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such share in accordance with ss.2.3(b); and

     (d) GenSci will be and will be deemed to be the transferee of all such GenSci Class B Shares, and the outstanding GenSci Class B Common Shares will be deemed to be cancelled and returned to the authorized but unissued capital of GenSci.

2.5 GenSci shall retain that number of IsoTis Shares otherwise transferable hereunder to a GenSci Shareholder not resident in Canada as shall have a value, as reasonably determined by the Board of Directors of GenSci as of the Effective Date, equal to any withholding tax liability imposed on GenSci pursuant to the Income Tax Act (Canada) as a result of the transfer.

2.6 Notwithstanding that the transactions or events set out in ss.2.1 to ss.2.4 shall occur and shall be deemed to occur in the order therein set out without any further act or formality, each of GenSci and IsoTis agree to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required by it in order to further document or evidence any of the transactions or events set out in ss.2.1 to ss.2.4 including, without limitation, any resolutions of directors authorizing the issue, transfer or cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor and any necessary additions to or deletions from share registers.

3.    RIGHTS OF DISSENT

3.1 GenSci Shareholders registered as such on the record date of the GenSci Meeting may exercise rights of dissent pursuant to and in the manner set forth in Section 207 of the Company Act and the Interim Order, provided that the notice of dissent duly executed by such GenSci Shareholder is received by GenSci's registered and records office 48 hours in advance of the date of the GenSci Meeting. Dissenting Shareholders are ultimately entitled to be paid fair value for their Dissenting Shares and shall be deemed to have transferred their Dissenting Shares to GenSci for cancellation immediately at the Effective Time on the Effective Date and in no case shall GenSci be required to recognize such Persons as holding GenSci Shares after the Effective Time on the Effective Date .

3.2 GenSci Shareholders who do not duly exercise their Dissent Right are not entitled to be paid fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a GenSci Shareholder who is not a Dissenting

     Shareholder and shall receive Residualco Class A Shares and IsoTis Exchange Shares on the same basis as every other GenSci Shareholder as provided inREF this Plan of Arrangement.

4.    CERTIFICATES AND DOCUMENTATION

ENTITLEMENT TO ISOTIS SHARES
4.1 After the Effective Date, and subject to ss.4.2, the GenSci Shareholders (other than Dissenting Shareholders) will be entitled to receive confirmation of their IsoTis Shares and certificates representing their Residualco Class A Common Shares.

TRANSMITTAL
4.2 Where a GenSci Shareholder has opened a brokerage account and deposited to such account the certificates representing such GenSci Shareholder's shares, and such stockbroker or its agent has delivered to Pacific Corporate the certificates representing such GenSci Shareholder's shares, and a duly completed Letter of Transmittal, GenSci will forward or cause to be forwarded to such stockbroker confirmation of the IsoTis Shares and certificates representing the Residualco Class A Common Shares owned by such GenSci Shareholder pursuant to the provisions hereof.

TERMINATION OF RIGHTS
4.3 Any certificate formerly representing the GenSci Shares that is not deposited as provided in ss.4.2 on or before the sixth anniversary of the Effective Date, will cease to represent a right or claim of any kind or nature and the right of such GenSci Shareholder to receive IsoTis Shares or Residualco Class A Common Shares will be deemed to be surrendered to GenSci together with all dividends or distributions thereon held for such holder (subject to the provisions of applicable law).

DISTRIBUTIONS
4.4 Any dividends paid or distributions made in respect of the IsoTis Shares or Residualco Class A Common Shares issued to GenSci Shareholders for which a certificate representing Residualco Class A Common Shares has not been delivered to such holder in accordance with ss.4.2 will be paid or delivered to Pacific Corporate to be held, subject to ss.4.3 hereof, in trust for such holder for payment to the holder, net of all withholding and other taxes, upon delivery of the certificate representing GenSci Shares in accordance with ss.4.2.

5.   AMENDMENT
5.1 GenSci and IsoTis reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the GenSci Meeting, approved by the Court and communicated to GenSci Shareholders in the manner required by the Court (if applicable).

5.2 Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by GenSci and IsoTis may be made at any time prior to or at the GenSci Meeting with or without any other prior notice or communication and, if so proposed and accepted by the GenSci Shareholders voting at the Meeting will become part of this Plan of Arrangement for all purposes.

5.3 Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the GenSci Meeting will be effective only if it is consented to by each of GenSci and IsoTis.

6.   FURTHER ASSURANCES
6.1 The parties will do all such further acts and things and will execute such further documents and agreements as may be necessary to give effect to the terms and conditions of this Plan of Arrangement.

                    [THIS PAGE IS INTENTIONALLY LEFT BLANK]

      APPENDIX C - INTERIM ORDER IN THE SUPREME COURT OF BRITISH COLUMBIA
                                                                       No.____

                                                            Vancouver Registry

                   IN THE SUPREME COURT OF BRITISH COLUMBIA

                     RE: GENSCI REGENERATION SCIENCES INC.
                                 AND ISOTIS SA

                        IN THE MATTER OF SECTION 252 OF
               THE COMPANY ACT, R.S.B.C. 1996, C. 62 AS AMENDED

                                      AND

                    IN THE MATTER OF A PROPOSED ARRANGEMENT
           AMONG GENSCI REGENERATION SCIENCES INC., ITS MEMBERS, AND
                                   ISOTIS SA

                       GENSCI REGENERATION SCIENCES INC.


                                                                    PETITIONER
                                     ORDER

BEFORE MASTER
                                      } TUESDAY, THE 2nd DAY OF SEPTEMBER 2003
                    ____              }

THE EX-PARTE APPLICATION of the Petitioner, GenSci Regeneration Sciences Inc. ("GenSci Regeneration"), for an interim order for advice and directions of the Court in connection with a proposed arrangement agreement pursuant to Section 252 of the Company Act, (British Columbia), R.S.B.C. 1996, c. 62 as amended coming on for hearing before me this date at Vancouver, British Columbia.

AND UPON HEARING Patrick Sullivan, counsel for the Petitioner GenSci
Regeneration,

AND UPON READING the Petition dated September 2, 2003 and the Affidavit of Peter Ludlum, sworn August 28, 2003:

THIS COURT ORDERS THAT

1. GenSci Regeneration be at liberty to convene an Extraordinary General Meeting (the "GenSci Regeneration Meeting") of the members of GenSci Regeneration (the "GenSci Members") to be held at 10:00 a.m. at McCullough O'Connor Irwin, Solicitors, #1100 - 888 Dunsmuir Street, Vancouver, British Columbia, on September 30, 2003, to consider and, if thought fit, to pass, with or without amendment, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under s.252 of the Company Act, R.S.B.C. 1996, c.62 (the "Act") between GenSci Regeneration, its members, and IsoTis SA ("IsoTis"), as contemplated in the Plan of Arrangement (the "Plan") attached as Schedule A to the Arrangement Agreement, as amended and restated, between GenSci Regeneration and IsoTis dated June 25, 2003, as amended (the "Arrangement Agreement") and to transact such other business as may properly come before the Meeting;

2. Good and sufficient notice of the GenSci Regeneration Meeting, for all purposes, will be given by GenSci Regeneration by mailing, by prepaid, ordinary mail, at least 21 days prior to the date of the GenSci Regeneration Meeting, excluding the date of mailing and the date of the GenSci Regeneration Meeting, the following materials:

     (a) a notice of the GenSci Regeneration Meeting conforming to the requirements of the Act;

     (b) a notice of these proceedings and of the hearing of the application for final approval of the Arrangement;

     (c) the balance of the Information Circular, including the Schedules thereto, in a form substantially similar to Exhibit "B" to the Affidavit of Peter Ludlum; and

     (d)  the form of proxy

     (collectively referred to as the "Meeting Materials"), in compliance with the form and disclosure requirements of the Act, the Company Act (British Columbia) and such other legislation as may apply to the GenSci Regeneration Meeting, to the following persons:

     (i) the GenSci Members, at their registered addresses, as they may appear on the register of members of GenSci Regeneration, as at the close of business on August 21, 2003 (the "Record Date") the record date fixed by the GenSci Regeneration directors for the determination of members entitled to receive notice of and to vote at the GenSci Regeneration Meeting; and

     (ii) the directors and auditors of GenSci Regeneration;

3. The accidental omission to give notice of the GenSci Regeneration Meeting to, or the non-receipt of such notice by one or more of the persons specified in paragraph 2 above, shall not invalidate any resolution passed or proceedings taken at the GenSci Regeneration Meeting;

4. The Chair of the GenSci Regeneration Meeting shall be the Chairman of the Board, or if he is unavailable, any other officer or director of GenSci Regeneration who shall be appointed by the GenSci Directors for that purpose, and the Secretary of the GenSci Regeneration Meeting shall be Jon McCullough, or if he is unavailable, any other officer or director of GenSci Regeneration who shall be appointed by the GenSci Directors for that purpose;

5. The Chair of the GenSci Regeneration Meeting is at liberty to call on the assistance of legal counsel to GenSci Regeneration at any time and from time to time, as the Chair of the GenSci Regeneration Meeting may deem necessary or appropriate, during the GenSci Regeneration Meeting, and such legal counsel is entitled to attend the GenSci Regeneration Meeting for this purpose;

6. The GenSci Regeneration Meeting may be adjourned for any reason upon the approval of the Chair of the GenSci Regeneration Meeting, and if the GenSci Regeneration Meeting is adjourned, it shall be reconvened at a place and time to be designated by the Chair of the GenSci Regeneration Meeting to a date which is not more than 30 days thereafter;

7. The quorum for the transaction of business at the GenSci Regeneration Meeting shall be the quorum of members required by the Articles of GenSci Regeneration;

8. The GenSci Regeneration Meeting otherwise be conducted in accordance with the provisions of the Act and the Articles of GenSci Regeneration, subject to the terms of this Order;

9. The vote of GenSci Members required to adopt the Arrangement Resolution at the GenSci Regeneration Meeting shall be the affirmative vote of not less than three-quarters of the votes cast by GenSci Members who vote in person or by proxy on the Arrangement Resolution and the affirmative vote of not less than a simple majority of the votes cast by disinterested GenSci Members (determined by reference to s. 252(8) of the Act) who vote in person or by proxy on the Arrangement Resolution;

10. The Chair or the Secretary of the GenSci Regeneration Meeting shall, in due course, file with the Court an Affidavit verifying the actions taken and the decisions reached at the GenSci Regeneration Meeting with respect to the Arrangement;

11. The only persons entitled to notice of the GenSci Regeneration Meeting shall be the registered holders of common shares of GenSci Regeneration as at the close of business on the Record Date, and the directors and auditor of GenSci Regeneration; and that the only persons entitled to attend or be represented at the GenSci Regeneration Meeting shall be the registered holders of common shares of GenSci Regeneration as at the Record Date, or their duly appointed proxy holders, and the directors, counsel and auditor of GenSci Regeneration;

12. GenSci Members registered as such on the Record Date of the GenSci Regeneration Meeting may exercise rights of dissent pursuant to and in the manner set forth in Article 3 of the Plan of Arrangement provided that the notice of dissent is received by GenSci Regeneration's registered and records office by 10:00 a.m. on September 26, 2003, which is 48 hours in advance of the date of the GenSci Regeneration Meeting;

13. The Petitioner be at liberty to give notice of this Application, including the application for the final approval of the Arrangement (the "Final Application"), to the GenSci Members by including a Notice of Hearing, as part of the GenSci Regeneration Meeting Materials, and that service of such notice on the GenSci Members be deemed to be effected on the second day following the day on which the GenSci Regeneration Meeting Materials are mailed to the GenSci Members, and that GenSci Regeneration is not required to serve the Petition, any affidavits filed in support of the Petition, any motions filed by the Petitioner, including affidavits filed in support of such motions, or any orders made on application by the Petitioner, including this Order, except on written request;

14. The Petitioner be at liberty to give notice of the Final Application to persons outside the jurisdiction of this Honourable Court in the manner specified in paragraph 12 above;

15. The Final Application be set down for hearing, following conclusion of the GenSci Regeneration Meeting, and approval at the Meeting of the Arrangement Resolution in a manner required by s. 252 of the Act, before the presiding Judge in Chambers at the Law Courts at 800 Smithe Street, Vancouver, British Columbia, at 10:00 a.m. on October ___, 2003, or on such later date as may be determined at the discretion of the GenSci Regeneration directors, or as the Court directs, and that the Petitioner be at liberty to proceed with the Final Application on that date;

16. Any GenSci Member may appear and make representations at the Final Application, provided that such GenSci Member shall file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Appearance, together with a copy of all material on which such applicant intends to rely at the Final Application, including an outline of such applicant's proposed submissions, to the solicitors for the Petitioner at their address for delivery set out in the Petition, on or before 10:00 a.m. on October ___, 2003, subject to the direction of the Court;

17. If the Final Application is adjourned, only those persons who have filed and delivered an Appearance in accordance with paragraph 15 above need to be served with notice of the adjourned date;

18. The provisions of Rule 50a be hereby dispensed with for the purposes of any further application to be made pursuant to this Petition

19. The Petitioner be entitled at any time to seek leave to vary this Order or to apply for further Orders as may be appropriate.

                                                 BY THE COURT


                                                 ____________________________

                                                 DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:

Patrick Sullivan, Taylor, Veinotte, Sullivan
Solicitors for the Petitioner
GenSci Regeneration Sciences Inc.

APPENDIX D - SECTION 207 OF THE COMPANY ACT (BRITISH COLUMBIA)
Section 207. Dissent Procedure

207. (1) If, being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent;

          the resolution referred to in paragraph (a) is passed; and

          the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

          the company or the liquidator shall first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of the dissenting members under this section.

     (2) On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to required the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

     (3) The dissenting member shall exercise the right under subsection (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act, a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2); and

          the share certificates representing all of those shares,;

          and on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

     (4) A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, which may require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given;

          set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors;

          join in the application any other dissenting member who has complied with subsection (3); and

          make consequential orders and give directions it considers appropriate.

     (5) The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution referred to in subsection
          (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

     (6) The amalgamation or winding up of the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), does not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

     (7)  Every dissenting member who has complied with subsection (3)

          may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section;

          may not withdraw the requirement to purchase the shares, unless the company consents; and

          until the dissenting member is paid in full, may exercise and assert all the rights of a creditor of the company.

     (8) If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court, without prejudice to any acts or proceedings which the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

     (9) The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent; but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

     (10) A notice of dissent ceases to be effective if the dissenting member consents to or votes in favour of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.

APPENDIX E - DLOUHY FAIRNESS OPINION

                                                    DLOUHY MERCHANT GROUP INC.
DLOUHY MERCHANT                             1350 Sherbrooke St. W., 12th floor
                                                      Montreal, Quebec H3G 1J1
August 28, 2003

The Independent Committee of the Board of Directors
GenSci Regeneration Sciences Inc.
1235 Bay Street, Ste. 1000
Toronto, Ontario M5R 3K4

Dear Sirs:

Dlouhy Merchant Group Inc. ("Dlouhy") understands that GenSci Regeneration Sciences Inc. ("GenSci"), and IsoTis S.A ("IsoTis"), have entered into an agreement whereby, IsoTis will acquire GenSci OrthoBiologics, currently owned by GenSci, by way of plan of arrangement (the "Arrangement"). To this effect, GenSci and IsoTis have entered into an Arrangement Agreement effective as of May 31, 2003 (the "Arrangement Agreement"), which, with the first and second amendments thereto, provides for shareholders of GenSci to receive 27,521,930 shares of IsoTis (the "IsoTis Shares") (less the number of the Dissenting Shareholder Entitlement, and subject to adjustment pursuant to ss.1.9 and ss.2.5 of the Plan of Arrangement. IsoTis Shares will remain unchanged and continue to trade on Euronext and the SWX in Europe.

The terms and conditions of the Arrangement are more fully described in the Information Circular (the "Information Circular"), to be mailed to holders of shares of GenSci (the "GenSci Shares"). The Arrangement is conditional upon, among other things, approval by at least three-quarters of the votes cast by holders of GenSci Shares present in person or by proxy at the special meeting of GenSci shareholders (the "GenSci Meeting") and a majority of the votes cast by the "GenSci Regeneration Minority Shareholders", present or represented by proxy at the GenSci Meeting. It is also conditional on majority approval by IsoTis shareholders.

We also understand IsoTis has secured agreement from holders of approximately 26% of the GenSci Shares (collectively, the "Support Agreements"), whereby, subject to the terms and conditions of the Support Agreements, these GenSci shareholders have agreed to vote in favour of the Arrangement.

Capitalized terms not otherwise defined in this letter shall have the meanings given to those terms in the Information Circular.


ENGAGEMENT OF DLOUHY
To assist the Board of Directors of GenSci (the "Board") and the independent committee of the Board (the "GenSci Independent Committee") in considering the terms and conditions of the Arrangement, and in making its recommendations in respect thereof, the GenSci Independent Committee has engaged Dlouhy, pursuant to an engagement agreement (the "Engagement Agreement"), to provide it with financial advice and our opinion (the "Opinion") as to whether the terms and conditions of the Arrangement are fair, from a financial point of view, to GenSci shareholders. GenSci has agreed to indemnify Dlouhy from and against certain liabilities arising out of the performance of professional services rendered by Dlouhy and its personnel under the Engagement Agreement. The scope of Dlouhy's engagement includes, but is not limited to, providing financial advice to the GenSci Independent Committee in respect of the Arrangement, communicating the results of any analysis and review conducted by Dlouhy and preparing this Opinion for delivery to the GenSci Independent Committee.

Pursuant to the terms of the Engagement Agreement, we have not been engaged to prepare a formal valuation of any of the assets of GenSci or the GenSci Shares or to express an opinion with respect to the form of consideration under, and the Arrangement itself, and this Opinion should not be construed as such. However, Dlouhy has performed financial analysis which we considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Opinion.

RELATIONSHIP WITH INTERESTED PARTIES

Dlouhy is independent from GenSci and IsoTis. Dlouhy is not an insider, associate or affiliate of GenSci or IsoTis. Dlouhy is not in the business of providing audit opinions nor is it controlled by another financial institution. Dlouhy has not entered into any agreements or arrangements with GenSci, IsoTis or any of their respective shareholders to provide underwriting or advisory services in the future. Dlouhy may, however, in the normal course of business be engaged by GenSci or IsoTis to provide financial advisory services from time to time including, services pursuant to the terms of the Engagement Letter.

Dlouhy acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of GenSci or IsoTis or any of their associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such entities or clients for which it received or may receive compensation. As an investment dealer, Dlouhy conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to GenSci or the Arrangement.

QUALIFICATIONS OF DLOUHY
Dlouhy is an independent Canadian investment-banking firm focused on providing advisory and capital market related services to technology-driven growth companies. Dlouhy is a participating organization of the Toronto Stock Exchange (the "TSX"). Dlouhy's services include investment research, trading and distribution of equity securities along with corporate advisory services in the areas of mergers, acquisitions, divestitures, restructurings, valuations and fairness opinions. Dlouhy and its principals have been involved in transactions involving Canadian publicly traded companies and in providing fairness opinions and advisory services in respect of such transactions.

SCOPE OF REVIEW CONDUCTED BY DLOUHY
For the purpose of preparing this Opinion, we have recently analyzed publicly available and confidential financial, operational and other information relating to GenSci and IsoTis including information derived from discussions with management of each company. Dlouhy has not conducted any independent investigations to verify the accuracy and completeness thereof. In carrying out this engagement and in formulating our Opinion, we have reviewed and relied upon, among other things:

i. The Arrangement Agreement dated May 31, 2003 and all incorporated schedules, and the first and second amendments thereto effective June 25, 2003;

ii. A draft of the Information Circular dated August 21, 2003, and all schedules and appendices included therein;

iii. The Support Agreements between IsoTis S.A and certain shareholders of GenSci, dated May 31, 2003 as amended and restated effective June 25, 2003;

iv. The audited financial statements of GenSci and IsoTis for the years ended December 31, 2002 and 2001;


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v.    The unaudited financial statements of GenSci and IsoTis for the three and six months ended June 30, 2003 and 2002;

vi. The financial budgets of GenSci OrthoBiologics dated July 25, 2003 for the year ending December 31, 2003 and of IsoTis dated July 25, 2003 for the year ending December 31, 2003, provided to us by management of the two companies;

vii. A copy of five year financial projections of GenSci OrthoBiologics dated July 25, 2003 for the years ending December 31, 2003 through 2008 and the pro forma three year financial projections of IsoTis with GenSci OrthoBiologics, dated July 25, 2003, prepared and provided to us by management of GenSci and IsoTis, respectively;

viii. A draft, dated August 21, 2003, of the unaudited consolidated pro forma financial statements of GenSci OrthoBiologics and IsoTis, taking into account the Arrangement and contained in the Information Circular;

ix. The Annual Reports of GenSci and IsoTis for the year ended December 31, 2002;

x. The Management Proxy Circular and Annual Information Form of GenSci for the years ended December 31, 2002 and 2001;

xi. The Offering and Listing Document of Modex dated October 29, 2002, relating to firm public offer by Modex Therapeutiques SA for all the outstanding shares of IsoTis NV;

xii. The Joint Settlement Agreement between with GenSci OrthoBiologics Inc. and Osteotech Inc. dated May 30, 2003 and the amendments thereto;

xiii. Correspondence received by GenSci from potential acquirers, lenders and investors;

xiv. A copy of all documents filed pursuant to GenSci's Chapter 11 filings, which we deemed to be relevant to the analysis;

xv. All press releases issued by GenSci since January 1, 2000 and by IsoTis since September 5, 2000;

xvi. Discussions conducted with the management, officers, directors and advisers of GenSci and IsoTis concerning the business and financial conditions of each company;

xvii. Information regarding the planned research and development testing programs of GenSci and IsoTis, prepared by managements of each company, respectively;

xviii.Selected analyst research reports on IsoTis;

xix. Historical market prices and trading information of the GenSci Shares and IsoTis Shares and a comparison to those of certain publicly traded companies and comparable transactions that we deemed to be relevant;

xx. Representations contained in certificates addressed to us, dated August 25, 2003, from senior officers of GenSci as to the completeness and accuracy of the information upon which the Opinion is based; and

xxi. Other public and confidential information relating to the business, operations, assets, financial results and stock trading history of GenSci and IsoTis we considered pertinent or important.


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We have also conducted other such analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. We were granted access by GenSci and IsoTis to senior management and, to our knowledge, we were not denied any information we requested.


KEY ASSUMPTIONS AND LIMITATIONS
Dlouhy has relied upon, but in accordance with the terms of our engagement, has not independently verified the accuracy or completeness of any of the materials, information, representations, reports and discussions referred to above and this Opinion is conditional upon such accuracy and completeness. Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon the accuracy, completeness and fairness of all such facts and information referred to above. In addition, GenSci has represented to us that all information provided by or on behalf of the company and in respect of the Arrangement is true and correct in all material respects and contains no untrue statement of a material fact concerning GenSci or IsoTis and the Arrangement and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Dlouhy believes that the analyses and factors considered in arriving at the Opinion are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

In our overall analysis, and in connection with the preparation of this Opinion, Dlouhy made numerous assumptions with respect to industry performance, currency exchange rates, general business and economic conditions and other matters, many of which are beyond the control of GenSci and IsoTis. While in the opinion of Dlouhy, the assumptions used in preparing this Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

The Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board and the GenSci Independent Committee without express written consent of Dlouhy. The Opinion is given as of the date hereof and Dlouhy disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to Dlouhy's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Dlouhy reserves the right to change, modify or withdraw the Opinion, but is not obligated to do so.


CONCLUSION AND OPINION
Based upon our analysis, and subject to all of the foregoing, we are of the opinion that the consideration pursuant to the Arrangement is fair, from a financial point of view, to GenSci Shareholders.

Yours very truly,

"Dlouhy Merchant Group Inc."


DLOUHY MERCHANT GROUP INC.
Dlouhy Merchant Group Inc.
1350 Sherbrooke St. W., 12th floor
Montreal, Quebec H3G 1J1


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